4/18

07023642

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Living Cell Technologies Limited

*CURRENT ADDRESS P.O. Box 3014
Auburn VIC 3123
Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED

FILE NO. 82- 35085 FISCAL YEAR

MAY 2 3 2007

THOMSON FINANCIAL

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DAT : 5/18/07

Corporations Act 2001

Public Company Listed

CONSTITUTION

OF

WAYMOUTH RESOURCES LTD

INTRODUCTION

1. Replaceable Rules Excluded

1.1 The replaceable rules contained in the Act do not apply to the Company.

2. Definitions and Interpretation

2.1 Definitions

In this constitution:

(1) **"Act"** means the *Corporations Act 2001* and includes any amendment or re-enactment of it or any legislation passed in substitution for it;

(2) **"ASX"** means Australian Stock Exchange Limited;

(3) **"auditor"** means any person appointed for the time being to perform the duties of an auditor of the Company;

(4) **"business day"** has the meaning given to that term in the Listing Rules;

(5) **"Certificated Subregister"** means that part of the Register that records certificated holdings of securities of the Company;

(6) **"CHESS"** means the Clearing House Electronic Subregister System established and operated by SCH for:

(a) the clearing and settlement of transactions in CHESS Approved Securities;

(b) the transfer of securities; and

(c) the registration of transfers;

(7) "**CHESS Approved Securities**" means securities for which CHESS approval has been given in accordance with the SCH Business Rules;

(8) "**CHESS Holding**" means the holding of securities on CHESS;

(9) "**Company**" means this company whatever its name may be from time to time;

(10) "**directors**" means the directors for the time being of the Company or the directors assembled as a board;

(11) "**dividend**" includes bonus issues;

(12) "**Executive Officer**" means a director in full-time employment of the Company or any subsidiary or related body corporate other than a Managing Director;

(13) "**Holding Lock**" means a facility that, in accordance with the SCH Business Rules, prevents securities being deducted from, or entered into, a holding pursuant to a transfer or conversion (that is a transfer of securities from a CHESS Holding or to any other holding or from any holding to a CHESS Holding or a movement from a holding on 1 subregister to a holding on another subregister without any change in legal ownership);

(14) "**Issuer Sponsored Subregister**" means that part of the Register for a class of the Company's CHESS Approved Securities that is administered by the Company (and not by SCH) and that records uncertificated holdings of securities;

(15) "**Listing Rules**" means the listing rules of ASX and any other rules of ASX which are applicable while the Company is admitted to the Official List, each as amended or replaced from time to time, except to the extent of any express written waiver by ASX;

(16) "**Managing Director**" means any person appointed to perform the duties of Managing Director of the Company;

(17) "**member**", "**shareholder**" or "**holder**" means any person entered in the Register as a member for the time being of the Company;

(18) "**member present**" means a member present at any general meeting of the Company in person or by proxy or attorney or, in the case of a body corporate, by a duly appointed representative;

(19) "**month**" means calendar month;

(20) "**Official List**" means the official list of entities that ASX has admitted and not removed;

(21) "**proper SCH transfer**" has the meaning ascribed by the Act;

(22) "**Register**" means the register of members to be kept pursuant to the Act and includes any Certificated Subregister and Issuer Sponsored Subregister;

(23) "**representative**" means a person authorised to act as a representative of a body corporate pursuant to section 250D of the Act;

(24) **"Restricted Securities"** has the meaning ascribed by the Listing Rules;

(25) **"SCH"** means ASX Settlement and Transfer Corporation Pty Ltd ACN 008 504 532;

(26) **"SCH Business Rules"** has the meaning ascribed by the Act;

(27) **"secretary"** means any person appointed to perform the duties of secretary of the Company and any person appointed to act temporarily as secretary; and

(28) **"securities"** has the meaning ascribed by section 92(1) of the Act and includes options over unissued securities and renouncable and non-renouncable rights to subscribe for securities.

2.2 Interpretation

(1) Reference to:

(a) one gender includes the others;

(b) the singular includes the plural and the plural includes the singular; and

(c) a person includes a body corporate.

(2) Except so far as the contrary intention appears in this constitution:

(a) an expression has in this constitution the same meaning as in the Act;

(b) if an expression is given different meanings for the purposes of different provisions of the Act, the expression has, in a provision of this constitution that deals with a matter dealt with by a particular provision of the Act, the same meaning as in that provision of the Act; and

(c) an expression defined in the Listing Rules or the SCH Business Rules has the same meaning in this constitution.

(3) "Including" and similar expressions are not words of limitation.

(4) Headings are for convenience only and do not form part of this constitution or affect its interpretation.

APPOINTMENT OF DIRECTORS

3. Number of Directors

3.1 The number of the directors must be not less than 3 nor more than 9.

3.2 The Company in general meeting may by resolution increase or reduce the number of directors but the number must not be reduced below 3.

4. Directors' Qualifications

4.1 A share qualification for directors may be fixed by the Company in general meeting. Unless and until so fixed a director is not required to hold any share in the Company.

5. First Directors

5.1 The first directors hold office until the termination of the first annual general meeting of the Company but, subject to this constitution, are eligible for election at that meeting. If they resign before the first annual general meeting they may be replaced at a general meeting before the first annual general meeting, and their replacements hold office until the termination of the first annual general meeting.

6. Election of Directors

6.1 At the first annual general meeting of the Company all the directors retire from office, and at the annual general meeting in every subsequent year 1/3 of the directors for the time being or, if their number is not 3 or a multiple of 3, then the number nearest to but not exceeding 1/3, retire from office but no director may retain office for more than 3 years without submitting himself or herself for re-election even though the submission results in more than 1/3 of the directors retiring from office.

6.2 The director or directors to retire at an annual general meeting other than the first annual general meeting are those who have been longest in office since their election.

6.3 As between or among 2 or more directors who became directors on the same day, the director or directors to retire are determined by lot unless they otherwise agree between or among themselves.

6.4 A retiring director is eligible for re-election without the necessity of giving any previous notice of his or her intention to submit himself or herself for re-election.

6.5 Unless the directors decide to reduce the number of directors in office the Company at any annual general meeting at which any director retires may fill the vacated office by re-electing the retiring director or electing some other qualified person.

6.6 If at the annual general meeting the vacated office is not filled, the retiring director, if willing and not disqualified, must be treated as re-elected unless the directors decide to reduce the number of directors in office or a resolution for the re-election of that director is put and lost.

6.7 A Managing Director appointed under rule 24 (or, if there is more than 1 Managing Director at the same time, the one appointed first), is not subject to retirement by rotation and is not taken into account in determining the rotation of retirement of directors.

7. Nomination for Election

7.1 Each candidate for election as a director must:

(1) be proposed by a member or the nominated representative of a corporate member; and

(2) be seconded by another member or the nominated representative of another corporate member.

7.2 No member or nominated representative of a member may propose more than 1 person as a candidate but may second more than 1 nomination.

7.3 A nomination of a candidate for election must:

(1) be in writing;

(2) be signed by the candidate; and

(3) be signed by the proposer and seconder.

7.4 A nomination of a candidate for election must be received at the registered office of the Company not later than 5 p.m. on the day which is 30 days prior to the annual general meeting at which the candidate seeks election.

7.5 A list of the candidates' names in alphabetical order together with the proposers' and seconders' names must be sent to members with the notice of the annual general meeting.

8. Election Procedure - Directors

8.1 If the number of candidates for election as directors is equal to or less than the number of vacancies on the board the chair of the annual general meeting must declare those candidates to be duly elected as directors.

8.2 If the number of candidates for election as directors is greater than the number of vacancies on the board a ballot must be held for the election of the candidates.

8.3 If a ballot is required balloting lists must be prepared listing the names of the candidates only in alphabetical order.

8.4 At the annual general meeting each person entitled to vote and voting on the ballot may vote for a number of candidates equal to the number of vacancies.

8.5 The candidates receiving the greatest number of votes cast in their favour must be declared by the chair of the meeting to be elected as directors.

8.6 If an equality of votes would otherwise prevent the successful candidate for a vacancy from being determined, the names of the candidates who received the same number of votes must be put to a further ballot immediately.

APPOINTMENT OF DIRECTORS BETWEEN AGMS

9. Casual Vacancies and Additional Directors

9.1 The Company in general meeting may by resolution and the directors may at any time appoint a person qualified to be a director, either to fill a casual vacancy or as an addition to the existing directors, but so that the total number of directors does not at any time exceed the number fixed in accordance with this constitution.

9.2 Any director appointed under rule 9.1 holds office only until the termination of the next annual general meeting of the Company and is eligible for re-election at that annual general meeting but is not taken into account in determining the number of directors who must retire by rotation at that meeting.

10. Insufficient Directors

10.1 In the event of a vacancy or vacancies in the office of a director or offices of directors, the remaining directors may act, but if the number of remaining directors is not sufficient to constitute a quorum at a meeting of directors, they may act only for the purpose of increasing the number of directors to a number sufficient to constitute a quorum or convening a general meeting of the Company.

ALTERNATE DIRECTORS

11. Appointment

11.1 A director may appoint any person approved by a majority of the other directors to act as an alternate director in place of the appointing director for a meeting or for a specified period.

11.2 A Managing Director may not appoint an alternate to act as Managing Director.

11.3 An alternate director is not required to have any share qualification.

11.4 An alternate director is not taken into account for the purpose of rule 3.

12. Rights and Powers of Alternate Director

12.1 An alternate director is entitled to notice of meetings of the directors and, if the appointing director is not present at a meeting, is entitled to attend and vote in his or her stead.

12.2 When an alternate director exercises the director's powers, the exercise of the power is just as effective as if the powers were exercised by the director.

12.3 An alternate director is, while acting as a director, responsible to the Company for the alternate director's own acts and defaults and is not to be deemed to be the agent of the director by whom the alternate director was appointed.

13. Suspension or Revocation of Appointment

13.1 A director may suspend or revoke the appointment of an alternate director appointed by him or her.

13.2 The directors may suspend or remove an alternate director by resolution after giving the appointing director reasonable notice of their intention to do so.

14. Form of Appointment, Suspension or Revocation

14.1 Every appointment, suspension or revocation under rule 11 or rule 13.1 must be in writing and a copy must be given to the Company. The notice may be given by facsimile.

15. Termination of Appointment

15.1 The appointment of an alternate director automatically determines:

(1) if the appointing director ceases to hold office as director;

(2) on the happening in respect of the alternate director of any event which causes a director to vacate the office of director; or

(3) if the alternate director resigns from the appointment by written notice left at the registered office of the Company.

16. Power to Act as Alternate for More than 1 Director

16.1 A director or any other person may act as alternate director to represent more than 1 director.

POWERS OF DIRECTORS

17. Validation of Acts of Directors and Secretaries

17.1 An act done by a director or secretary of the Company is effective even if his or her appointment, or the continuance of his or her appointment is invalid because the Company, the director or secretary did not comply with this constitution or any provision of the Act.

17.2 Act Rule 17.1 does not deal with the question whether an effective act by a director or secretary:

(1) binds the Company in its dealings with other people; or

(2) makes the Company liable to another person..

18. General Business Management

18.1 The business of the Company is to be managed by or under the direction of the directors.

18.2 The directors may exercise all the powers of the Company except any powers that the Act, the Listing Rules or this constitution requires the Company to exercise in general meeting.

18.3 No rule made or resolution passed by the Company in general meeting can invalidate any prior act of the directors which would have been valid if that rule or resolution had not been made or passed.

18.4 The directors may pay all expenses incurred in promoting and forming the Company.

18.5 The Company must obtain the members' approval by ordinary resolution at a general meeting if any significant change, either directly or indirectly to the nature or scale of its activities involves the Company disposing of its main undertaking. However, the Company may enter into an agreement of this type before approval is given by the members if the agreement is made subject to that approval.

19. Borrowing Powers

19.1 Without limiting the generality of rule 18, the directors may exercise all the powers of the Company to borrow money, to charge any property or business of the Company or all or any of its uncalled capital and to issue debentures or give any other security for a debt, liability or obligation of the Company or of any other person.

20. Appointment of Attorney

20.1 The directors may appoint any person or persons to be the attorney or attorneys of the Company for the purposes, with the powers and discretions (being powers and discretions vested in or exercisable by the directors), for the period and subject to the conditions they see fit.

20.2 A power of attorney may contain those provisions for the protection and convenience of persons dealing with the attorney that the directors see fit and may also authorise the attorney to delegate all or any of the powers and discretions vested in the attorney.

21. Negotiable Instruments

21.1 Any 2 directors may sign, draw, accept, endorse or otherwise execute a negotiable instrument.

21.2 The directors may determine that a negotiable instrument, including a class of negotiable instrument, may be signed, drawn, accepted, endorsed or otherwise executed in a different way.

22. Delegation

22.1 The directors may delegate any of their powers to:

(1) a committee of directors;

(2) a director;

(3) an employee of the Company; or

(4) any other person;

and may revoke the delegation.

22.2 The delegate must exercise the powers delegated in accordance with any directions of the directors.

22.3 The exercise of the power by the delegate is as effective as if the directors had exercised it.

23. Committee of Directors

23.1 The meetings and proceedings of any committee of directors are governed by the provisions in this constitution regulating the meetings and proceedings of the directors.

23.2 The directors may establish local boards or agencies for managing any of the affairs of the Company in any specified locality and may appoint any persons to be members of the local board or any managers or agents and may fix their remuneration.

MANAGING DIRECTOR AND EXECUTIVE OFFICERS

24. Power to Appoint

24.1 The directors may appoint 1 or more of themselves to the office of Managing Director for the period, and on the terms (including as to remuneration), the directors see fit.

24.2 If there is more than 1 Managing Director in office, the Managing Directors hold office jointly.

25. Qualifications

25.1 A person ceases to be Managing Director if he or she ceases to be a director.

26. Powers

26.1 The directors may, upon terms and conditions and with any restrictions they see fit, confer on a Managing Director or Executive Officer any of the powers that the directors can exercise.

26.2 Any powers so conferred may be concurrent with, or to the exclusion of, the powers of the directors.

27. Withdrawal of Appointment or Powers

27.1 The directors may revoke or vary:

(1) an appointment of; or

(2) any of the powers conferred on,

the Managing Director or Executive Officer.

28. Remuneration of Managing Director and Executive Officer

28.1 Subject to the Act and to the provisions of any contract between the Company and a Managing Director or Executive Officer the remuneration of the Managing Director or Executive Officer is fixed by the directors and may be by way of fixed salary or participation in profits of the Company or of any other company in which the Company is interested or by any or all of those modes but may not be by way of commission on or percentage of operating revenue of the Company.

28.2 Unless otherwise determined by the Company in general meeting this remuneration may be in addition to any remuneration which the Managing Director may receive as a director of the Company.

29. Temporary Appointments

29.1 If a Managing Director or Executive Officer becomes incapable of acting in that capacity the directors may appoint another director to act temporarily as Managing Director or Executive Officer.

REMOVAL AND RESIGNATION OF DIRECTORS

30. Removal of Directors

30.1 Subject to the Act the Company may by resolution remove a director from office.

31. Resignation of Director

31.1 A director may resign as a director of the Company by giving a written notice of resignation to the Company at its registered office.

32. Vacation of Office of Director

32.1 In addition to any other circumstances in which the office of a director becomes vacant under the Act the office of a director becomes vacant if the director:

(1) becomes bankrupt or suspends payment or compounds with his or her creditors;

(2) becomes of unsound mind or a person whose person or estate is liable to be dealt with in any way under the law relating to mental health;

(3) is absent from 3 consecutive meetings of directors without special leave of absence from the directors and the directors declare his or her seat to be vacant;

(4) ceases to be qualified as a director under rule 4;

(5) fails to pay any call due on any shares held by him or her for 1 month or any further time the directors allow after the call is made;

(6) being an Executive Officer ceases to be employed full-time by the Company or a subsidiary or related body corporate;

(7) becomes disqualified from being a director under the Act or any order made under the Act;

(8) is removed by resolution in accordance with rule 30; or

(9) resigns from office in accordance with rule 31.

DIRECTORS' INTERESTS

33. Prohibition on Being Present or Voting

33.1 Except where permitted by the Act a director who has a material personal interest in a matter that is being considered at a meeting of directors:

(1) must not be counted in a quorum;

(2) must not vote on the matter; and

(3) must not be present while the matter is being considered at the meeting.

34. Director to Disclose Interests

34.1 A director who has a material personal interest in a matter that relates to the affairs of the Company must give the other directors notice of the interest as soon as practicable after the director becomes aware of his or her interest in the matter and in the manner required by section 191(3) of the Act.

34.2 The requirements of rule 34.1 are subject to the limitations and qualifications set out in section 191 of the Act.

35. Standing Notice of Interest

35.1 A director who has an interest in a matter may give the other directors standing notice of the nature and extent of the interest in the matter. The notice may be given at any time and whether or not the matter relates to the affairs of the Company at the time the notice is given.

35.2 A notice under rule 35.1 may be given:

(1) at a directors' meeting (either orally or in writing); or

(2) to the other directors individually in writing.

35.3 If the standing notice is given to the other directors individually in writing:

(1) the notice is effective when it has been given to every director; and

(2) the notice must be tabled at the next directors' meeting after it is given.

35.4 The director must ensure that the nature and extent of the interest is recorded in the minutes of the meeting at which the standing notice is given or tabled.

36. Other Directorships and Shareholdings

36.1 A director of the Company may be or become a director, officer, employee or member of any company promoted by the Company or in which the Company may be interested as a vendor, shareholder or otherwise and is not accountable for any reasonable benefits received as a director, officer, employee or member of the other company.

36.2 Subject to the Act:

(1) the directors of the Company may exercise the voting power conferred by the shares or other interest held by the Company in another company in favour of a resolution appointing themselves or any of them as directors or other officers of the other company;

(2) any director of the Company may vote at a meeting of directors of the Company in favour of a resolution that the Company exercises its voting power conferred by the shares or other interest held by the Company in the other company to appoint that director as a director or other officer of the other company;

(3) any director of the Company may be appointed as representative of the Company and may vote at a general meeting of the other company in favour of a resolution appointing that director as a director or other officer of the other company; and

(4) a director of the Company who is also a director of the other company may vote as a director of the other company in whatever manner he or she sees fit, including voting in favour of a resolution appointing the director to any other office in the other company and a resolution appointing any other directors of the Company as directors or other officers of the other company.

37. Operation of Listing Rules

37.1 Rules 33 to 36 operate in addition to the Listing Rules.

38. Notification to ASX of Material Contracts

38.1 Despite rules 33 to 36, while the Company is admitted to the Official List, where required by the Listing Rules the Company must advise ASX without delay of any material contract involving directors' interests, including the names of the parties to the contract, the name of the director (if not a party to the contract) interested in the contract, the particulars of the contract and the director's interests in the contract.

REMUNERATION OF DIRECTORS

39. Payment of Remuneration

39.1 The directors are to be paid the remuneration that the Company determines by resolution.

39.2 The remuneration of directors accrues daily.

39.3 The expression "remuneration" in rule 39.1 does not include any amount which may be paid by the Company under rules 40, 42, 45, 46 or 51.

40. Payment of Expenses

40.1 The Company may also pay the directors' travelling and other expenses that they properly incur:

(1) in attending directors' meetings or any meetings of committees of directors;

(2) in attending any general meetings of the Company; and

(3) in connection with the Company's business.

41. Information about Directors' Remuneration

41.1 If required by the Act, the Company must comply with a direction by members to disclose the remuneration paid to each director by the Company (whether paid to the director in his or her capacity as a director or another capacity).

42. Payment for Extra Services

42.1 Subject to the Act, any director called upon to:

(1) perform extra services; or

(2) undertake any executive or other work for the Company beyond his or her general duties;

may be remunerated either by a fixed sum or a salary as determined by the directors.

42.2 Remuneration under rule 42.1 may be either in addition to or in substitution for the director's share in the remuneration provided by rule 39.

43. Increases in Remuneration

43.1 The Company must not increase the total amount of directors' remuneration payable by it without the members' approval by ordinary resolution at a general meeting.

43.2 The notice convening the general meeting at which any increase is to be proposed must comply with the Listing Rules and include the amount of the increase and the maximum amount that may be paid to the directors as a whole.

43.3 This rule does not apply to the salary of an Executive Officer or Managing Director.

44. Cancellation, Suspension, Reduction or Postponement

44.1 A resolution of directors cancelling, suspending, reducing or postponing payment of any remuneration of any director binds the director.

45. Effect of Cessation of Office

45.1 With the approval of the Company in general meeting the directors may:

(1) upon a director ceasing to hold office; or

(2) at any time after a director ceases to hold office

whether by retirement or otherwise, pay to:

(1) the former director; or

(2) any of the legal personal representatives or dependants of the former director in the case of death

a lump sum in respect of past services of the director of an amount not exceeding the amount either permitted by the Act or Listing Rules.

45.2 The company may contract with any director to secure payment of the lump sum to the director, his or her legal personal representatives or dependants or any of them, unless prohibited by the Act or the Listing Rules.

45.3 A determination made by the directors in good faith that a person is or was at the time of the death of a director a dependent of the director is conclusive for all purposes of this rule 45.

46. Payment of Superannuation Contributions

46.1 The Company may also pay the directors superannuation contributions of an amount necessary to meet the minimum level of superannuation contributions required under any applicable legislation to avoid any penalty, charge, tax or impost.

47. Financial Benefit

47.1 A director must ensure that the requirements of the Act are complied with in relation to any financial benefit given by the Company to the director or to any other related party of the director.

47.2 The Company must not make loans to directors or provide guarantees or security for obligations undertaken by directors except as may be permitted by the Act.

SECRETARY

48. Appointment of Secretary

48.1 The directors must, in accordance with the Act, appoint 1 or more secretaries.

48.2 The directors may appoint a person as an acting secretary or as a temporary substitute for a secretary.

49. Terms of Office of Secretary

49.1 A secretary of the Company holds office on the terms and conditions (including as to remuneration) that the directors determine.

INDEMNITY AND INSURANCE

50. Indemnity

50.1 To the extent permitted by the Act, the Company may indemnify:

(1) every person who is or has been an officer of the Company; and

(2) where the board of directors considers it appropriate to do so, any person who is or has been an officer of a related body corporate of the Company;

against any liability incurred by that person in his or her capacity as an officer of the Company or of the related body corporate (as the case may be).

50.2 In accordance with section 199A of the Act, the Company must not indemnify a person against:

(1) any of the following liabilities incurred as an officer of the Company:

(a) a liability owed to the Company or a related body corporate;

(b) a liability for a pecuniary penalty order under section 1317G of the Act or a compensation order under section 1317H of the Act; or

(c) a liability that is owed to someone other than the Company or a related body corporate and did not arise out of conduct in good faith; or

(2) legal costs incurred in defending an action for a liability incurred as an officer of the Company if the costs are incurred:

(a) in defending or resisting proceedings in which the person is found to have a liability for which they could not be indemnified under rule 50.2(1);

(b) in defending or resisting criminal proceedings in which the person is found guilty;

(c) in defending or resisting proceedings brought by the Australian Securities and Investments Commission or a liquidator for a court order if the grounds for making the order are found by the Court to have been established; and

(d) in connection with proceedings for relief to the person under the Act, in which the Court denies the relief.

Rule 50.2(2)(c) does not apply to costs incurred in responding to actions taken by the Australian Securities and Investment Commission or a liquidator as part of an investigation before commencing proceedings for the court order.

(3) For the purposes of rule 50.2(2) the outcome of proceedings is the outcome of the proceedings and any appeal in relation to the proceedings.

51. Insurance

51.1 The Company may pay or agree to pay a premium in respect of a contract insuring a person who is or has been an officer of the Company or a related body corporate of the Company against any liability incurred by the person as an officer of the Company or a related body corporate except a liability (other than one for legal costs) arising out of:

(a) conduct involving a wilful breach of duty in relation to the Company; or

(b) a contravention of section 182 or 183 of the Act.

52. Director Voting on Contract of Indemnity or Insurance

52.1 Despite anything in this constitution, a director is not precluded from voting in respect of any contract or proposed contract of indemnity or insurance, merely because the contract indemnifies or insures or would indemnify or insure the director against a liability incurred by the director as an officer of the Company or of a related body corporate.

53. Liability

53.1 No officer of the Company is liable for the act, neglect or default of any other officer or for joining in any act or for any other loss, expense or damage which arises in the execution of the duties of his or her office unless it arises through his or her own negligence, default, breach of duty or breach of trust.

54. Meaning of "Officer"

54.1 For the purposes of rules 50, 51, 52 and 53, "**officer**" means a director, secretary, executive officer or a member of a local board or agency appointed under rule 23.2.

INSPECTION OF RECORDS

55. Rights of Inspection

55.1 The directors of the Company, or the Company by a resolution passed at a general meeting, may authorise a member to inspect books of the Company.

55.2 A member other than a director does not have the right to inspect any document of the Company, other than the minute books for the meetings of its members and for resolutions of members passed without meetings, except as provided by law or authorised by the directors or by the Company in general meeting.

56. Confidential Information

56.1 Except as provided by the Act, no member (not being a director) is entitled to require or receive any information concerning the business, trading or customers of the Company or any trade secret, secret process or other confidential information of or used by the Company.

DIRECTORS' MEETINGS

57. Circulating Resolutions

57.1 The directors may pass a resolution without a directors' meeting being held if all the directors entitled to vote on the resolution, except a director absent from Australia who has not left a facsimile number at which he or she may be given notice, sign a document containing a statement that they are in favour of the resolution set out in the document.

57.2 Separate copies of a document may be used for signing by directors if the wording of the resolution and statement is identical in each copy.

57.3 The resolution is passed when the last director signs.

57.4 A facsimile addressed to or received by the Company and purporting to be signed or sent by a director for the purpose of this rule 57 must be treated as a document in writing signed by that director.

58. Meetings of Directors

58.1 The directors may meet together for the dispatch of business and adjourn and otherwise regulate their meetings as they see fit.

58.2 The minutes of any meeting of the directors must state the method of meeting and the persons present.

59. Calling Directors' Meetings

59.1 A director may at any time, and a secretary must on the requisition of a director, call a meeting of the directors.

60. Notice of Meeting

60.1 Reasonable notice of every directors' meeting must be given to each director and alternate director except that it is not necessary to give notice of a meeting of directors to any director who:

(1) has been given special leave of absence; or

(2) is absent from Australia and has not left a facsimile number at which he or she may be given notice.

60.2 A notice of a meeting of directors may be given in writing or orally, by facsimile, telephone, electronic mail or any other means of communication.

61. Waiver of Notice

61.1 All resolutions of the directors passed at a meeting where a quorum is present but where notice of meeting has not been given to each director, or any act carried out under any of the resolutions, is as valid as if notice of meeting had been given to all directors if each director to whom notice was not given subsequently agrees to waive the notice.

62. Technology Meeting of Directors

62.1 A directors' meeting may be held using any technology consented to by all the directors. The consent may be a standing one. A director may only withdraw the consent within a reasonable period before the meeting.

62.2 If a directors' meeting is held using any technology and all the directors take part in the meeting, they must be treated as having consented to the use of the technology for that meeting.

62.3 The following provisions apply to a technology meeting:

(1) each of the directors taking part in the meeting must be able to hear and be heard by each of the other directors taking part in the meeting; and

(2) at the commencement of the meeting each director must announce his or her presence to all the other directors taking part in the meeting.

62.4 If the secretary is not present at a technology meeting 1 of the directors present must take minutes of the meeting.

62.5 A director may not leave a technology meeting by disconnecting his or her link to the meeting unless that director has previously notified the chair of the meeting.

62.6 A director is conclusively presumed to have been present and to have formed part of a quorum at all times during a technology meeting unless that director has previously obtained the express consent of the chair to leave the meeting.

63. Chairing Directors' Meetings

63.1 The directors may elect a director to chair their meetings. The directors may determine the period for which the director is to be the chair.

63.2 The directors must elect a director present to chair a meeting, or part of it, if:

(1) a director has not already been elected to chair the meeting; or

(2) a previously elected chair is not present within 10 minutes after the time appointed for the holding of the meeting or is unwilling to act for the meeting or the part of the meeting.

63.3 The directors may appoint a deputy chair who in the absence of the chair at a meeting of the directors may exercise all the powers and authorities of the chair.

64. Quorum

64.1 The quorum for a directors' meeting is 2 directors entitled to vote or a greater number determined by the directors. The quorum must be present at all times during the meeting.

64.2 An alternate director is counted in a quorum at a meeting at which the director who appointed the alternate is not present (so long as the alternate is, under the Act, entitled to vote).

65. Passing of Directors' Resolutions

65.1 A resolution of the directors must be passed by a majority of the votes cast by directors entitled to vote on the resolution.

65.2 The chair does not have a casting vote in addition to any vote he or she has as a director.

65.3 A person who is an alternate director is entitled (in addition to his or her own vote if he or she is a director) to 1 vote on behalf of each director whom he or she represents as an alternate director at the meeting and who is not present at the meeting.

66. Restriction on Voting

66.1 No director is entitled to be present in person or by an alternate director or to vote at a meeting of directors or to be counted in a quorum if and so long as he or she has failed to pay any call to the Company on shares held by him or her after the date upon which the payment should have been made.

MEETINGS OF MEMBERS

67. Circulating Resolutions

67.1 This rule 67 applies to resolutions which the Act, or this constitution, requires or permits to be passed at a general meeting, except a resolution under section 329 of the Act to remove an auditor.

67.2 The Company may pass a resolution without a general meeting being held if all the members entitled to vote on the resolution sign a document containing a statement that they are in favour of the resolution set out in the document. If a share is held jointly, each of the joint members must sign.

67.3 Separate copies of a document may be used for signing by members if the wording of the resolution and statement is identical in each copy.

67.4 The resolution is passed when the last member signs.

67.5 If the Company receives by facsimile transmission a copy of a document referred to in this rule 67 it is entitled to assume that the copy is a true copy.

68. Calling of General Meeting

68.1 A director may call a meeting of the Company's members.

68.2 Except as permitted by law, a general meeting, to be called the "**annual general meeting**", must be held at least once in every calendar year.

68.3 Except as provided in the Act no member or members may call a general meeting.

69. Amount of Notice of Meeting

69.1 At least 28 days' notice of a general meeting must be given in writing to those persons who are entitled to receive notices from the Company.

70. Persons Entitled to Notice of General Meeting

70.1 Written notice of a meeting of the Company's members must be given individually to:

(1) each member entitled to vote at the meeting;

(2) each director;

(3) the Company's auditor; and

(4) subject to rule 71.1, every person entitled to a share in consequence of the death or bankruptcy of a member who, but for his or her death or bankruptcy, would be entitled to receive notice of the meeting.

70.2 No other person is entitled to receive notice of general meetings.

70.3 If a share is held jointly, then unless the share is the only issued share in the Company, notice need only be given to 1 of the members, being the joint member named first in the Register.

71. Notice upon Transmission

71.1 A person entitled to a share in consequence of the death or bankruptcy of a member is not entitled to notice of meetings until the person has produced all information as to the person's entitlement that the directors properly require.

71.2 A notice may be given by the Company to a person entitled to a share in consequence of the death or bankruptcy of a member by serving it on the person personally or by sending it to the person by post addressed to the person by name, or by the title of representative of the deceased or assignee of the bankrupt, or by any like description, at the address (if any) in Australia supplied for the purpose by the person or, if an address has not been supplied, at the address to which the notice might have been sent if the death or bankruptcy had not occurred.

72. How Notice is Given

72.1 The Company may give the notice of meeting to a member:

(1) personally;

(2) by sending it by post to the address for the member in the Register or the alternative address (if any) nominated by the member; or

(3) by sending it to the facsimile number or electronic address (if any) nominated by the member.

73. When Notice is Given

73.1 A notice of meeting sent by post is taken to be given 3 days after it is posted.

73.2 Except as provided by rule 73.3, a notice of meeting sent by facsimile, or other electronic means, is taken to be given on the business day after it is sent.

73.3 Service by facsimile or electronic mail is not effective if:

(1) in the case of service by facsimile, the Company's facsimile machine issues a transmission report which shows that the transmission was unsuccessful;

(2) in the case of service by electronic mail, the Company's computer reports that delivery has failed; or

(3) in either case, the addressee notifies the Company immediately that the notice was not fully received in a legible form.

73.4 A certificate signed by any manager, secretary or other officer of the Company that the notice was posted or given in accordance with this rule 73 is conclusive evidence of the matter.

74. Period of notice

74.1 Subject to the Act and this constitution where a specified number of days' notice or notice extending over any period is required to be given the day of service is not, but the day upon which the notice will expire is, included in the number of days or other period.

75. Contents of Notice

75.1 A notice of a general meeting must:

(1) set out the place, date and time for the meeting (and, if the meeting is to be held in 2 or more places, the technology that will be used to facilitate this);

(2) state the general nature of the meeting's business;

(3) if a special resolution is to be proposed at the meeting, set out an intention to propose the special resolution and state the resolution; and

(4) contain a statement setting out the following information:

(a) that the member has a right to appoint a proxy;

(b) that the proxy need not be a member of the Company; and

(c) that a member who is entitled to cast 2 or more votes may appoint 2 proxies and may specify the proportion or number of votes each proxy is appointed to exercise.

75.2 If at the time notice of a general meeting is given the Company is admitted to the Official List, the Company must notify ASX of:

(1) the date of a meeting at which directors are to be elected, at least 5 business days before the closing date for receipt of nominations for election to the office of director; and

(2) the contents of any prepared announcement (including any prepared address by the chair) that will be delivered at a meeting of members, no later than the start of the meeting.

75.3 A notice must comply with any Listing Rule requirement for notices.

76. Constructive Notice

76.1 Every person who by operation of law, transfer or any other means becomes entitled to any share is bound by every notice in respect of the share which, before his or her name and address is entered on the Register, has been duly given to the person from whom he or she derives title or to any previous holder of the share.

77. Notice of Adjourned Meeting

77.1 When a meeting is adjourned, new notice of the resumed meeting must be given if the meeting is adjourned for 1 month or more.

78. Accidental Omission to Give Notice

78.1 The accidental omission to give notice of any general meeting to or the non-receipt of the notice by any person entitled to receive notice of a general meeting under this constitution or the accidental omission to advertise (if necessary) the meeting does not invalidate the proceedings at or any resolution passed at the meeting.

79. Cancellation of General Meeting

79.1 Subject to rule 79.2, the directors may, by advertisement published in a newspaper circulating in each capital city of every Australian state or territory, on or before the day of a proposed general meeting, cancel a proposed general meeting convened by them.

79.2 Where a proposed general meeting was requisitioned by shareholders pursuant to the Act, that meeting may only be cancelled by the directors pursuant to rule 79.1 if a written notice of withdrawal of the requisition signed by the requisitioning members has been deposited at the registered office of the Company.

79.3 Where a general meeting is cancelled:

(1) the directors must, in addition to publication of advertisements in accordance with rule 79.1, endeavour to notify each member of cancellation of a proposed general meeting by posting a notice to the address of each member as stated in the Register; and

(2) failure to post the notice to any member or the non-receipt of the notice by any member does not affect the validity of the cancellation of the proposed general meeting.

80. Postponement of General Meeting

80.1 The directors may, by advertisement published in a newspaper circulating in each capital city of every Australian State or Territory, on or before the day of a proposed general meeting, postpone a proposed general meeting from time to time (for a period not exceeding 28 days) or vary the venue of the proposed general meeting, but no business may be transacted at any postponed meeting other than the business stated in the notice to members of the postponed general meeting.

80.2 Where a general meeting is postponed:

(1) the directors must, in addition to publication or advertisements in accordance with rule 80.1, endeavour to notify each member of postponement or variation of venue of a proposed general meeting by posting a notice to the address of each member as stated in the Register;

(2) the notice must include details of the day, time and place on and at which the postponed general meeting will be held or, in the case of variation of venue, details of the new venue; and

(3) failure to post the notice to any member or the non-receipt of the notice by any member does not affect the validity of the postponement or variation of venue of the proposed general meeting.

80.3 A proposed general meeting may not be postponed on more than 2 occasions.

81. Technology

81.1 The Company may hold a meeting of its members at 2 or more venues using any technology that gives the members as a whole a reasonable opportunity to participate.

82. Quorum

82.1 The quorum for a meeting of the Company's members is 3 members and the quorum must be present at all times during the meeting.

82.2 In determining whether a quorum is present, individuals attending as proxies or body corporate representatives are counted. However, if a member has appointed more than 1 proxy or representative, only 1 of them is counted. If an individual is attending both as a member and as a proxy or body corporate representative, the individual is counted only once.

82.3 If a quorum is not present within 30 minutes after the time for the meeting set out in the notice of meeting:

(1) where the meeting was called by the members or upon the requisition of members, the meeting is dissolved; or

(2) in any other case, the meeting is adjourned to the date, time and place the directors specify. If the directors do not specify 1 or more of those things, the meeting is adjourned to:

(a) if the date is not specified - the same day in the next week;

(b) if the time is not specified - the same time; and

(c) if the place is not specified - the same place.

82.4 If no quorum is present at the resumed meeting within 30 minutes after the time for the meeting, the meeting is dissolved.

83. Chair at General Meetings

83.1 If the directors have appointed 1 of their number as chair of their meetings, the person appointed presides as chair at every general meeting.

83.2 If the directors have appointed 1 of their number as deputy chair of their meetings, to act as chair in the absence of the chair, the person appointed presides as chair at every general meeting at which the chair is absent.

83.3 Where a general meeting is held and:

(1) a chair has not been appointed as referred to in rule 83.1, or a deputy chair as referred to in rule 83.2; or

(2) the chair or deputy chair is not present within 30 minutes after the time appointed for the holding of the meeting or is unwilling to act;

the directors present may appoint 1 of their number to be chair of the meeting and in default of their doing so the members present must appoint another director or if no director is present or willing to act then the members present may appoint any 1 of their number to be chair of the meeting.

83.4 The chair must adjourn a meeting of the Company's members if the members present with a majority of votes at the meeting agree or direct that the chair must do so.

83.5 The chair of the meeting is responsible for the general conduct of the meeting and for the procedures to be adopted at that meeting. The rulings of the chair of a meeting on all matters relating to the procedure and conduct of the meeting are final and no motion of dissent from those rulings may be accepted.

83.6 Any persons (including members) in possession of pictorial recording or sound recording devices, placards, banners or articles considered by the chair of a meeting to be dangerous, offensive or liable to cause disruption, or who refuse to produce or to permit examination of any articles in their possession or the contents of the articles, may be refused admission to the meeting or may be required to leave and remain out of the meeting.

84. Business at Adjourned Meetings

84.1 Only unfinished business is to be transacted at a meeting resumed after an adjournment.

PROXIES AND BODY CORPORATE REPRESENTATIVES

85. Who Can Appoint a Proxy

85.1 A member who is entitled to attend and cast a vote at a meeting of the Company's members or at a meeting of the holders of a class of shares may appoint a person as the member's proxy to attend and vote for the member at the meeting. The proxy need not be a member.

85.2 The appointment may specify the proportion or number of votes that the proxy may exercise.

85.3 If the member is entitled to cast 2 or more votes at the meeting, the member may appoint 2 proxies. If the member appoints 2 proxies and the appointment does not specify the proportion or number of the member's votes each proxy may exercise, each proxy may exercise half of the votes.

85.4 Disregard any fractions of votes resulting from the application of rule 85.2 or rule 85.3.

86. Rights of Proxies

86.1 A proxy appointed to attend and vote for a member has the same rights as the member:

(1) to speak at the meeting;

(2) to vote (but only to the extent allowed by the appointment); and

(3) to join in a demand for a poll.

86.2 If a proxy is only for a single meeting it may be used at any postponement or adjournment of that meeting, unless the proxy states otherwise.

86.3 A proxy's authority to speak and vote for a member at a meeting is suspended while the member is present at the meeting.

86.4 A proxy may be revoked at any time by notice in writing to the Company.

87. When Proxy Form Must Be Sent to All Members

87.1 If the Company sends a member a proxy appointment form for a meeting or a list of persons willing to act as proxies at a meeting:

(1) if the member requested the form or list - the Company must send the form or list to all members who ask for it and who are entitled to appoint a proxy to attend and vote at the meeting; or

(2) otherwise - the Company must send the form or list to all its members entitled to appoint a proxy to attend and vote at the meeting.

88. Appointing a Proxy

88.1 An appointment of a proxy is valid if it is signed by the member making the appointment and contains the following information:

(1) the member's name and address;

(2) the Company's name;

(3) the proxy's name or the name of the office held by the proxy; and

(4) the meetings at which the appointment may be used.

An appointment may be a standing one.

88.2 An undated appointment is taken to have been dated on the day it is given to the Company.

88.3 An appointment may specify the way the proxy is to vote on a particular resolution. If it does:

(1) the proxy need not vote on a show of hands, but if the proxy does so, the proxy must vote that way;

(2) if the proxy has 2 or more appointments that specify different ways to vote on the resolution - the proxy must not vote on a show of hands;

(3) if the proxy is the chair - the proxy must vote on a poll, and must vote that way; and

(4) if the proxy is not the chair - the proxy need not vote on a poll, but if the proxy does so, the proxy must vote that way.

If a proxy is also a member, this rule 88.3 does not affect the way that the person can cast any votes the person holds as a member.

88.4 An appointment does not have to be witnessed.

88.5 A later appointment revokes an earlier one if both appointments could not be validly exercised at the meeting.

89. Form of Proxy Sent Out by Company

89.1 A form of proxy sent out by the Company may be in a form determined by the directors but must:

(1) enable the member to specify the manner in which the proxy must vote in respect of a particular transaction; and

(2) leave a blank for the member to fill in the name of the person primarily appointed as proxy.

89.2 The form may provide that if the member leaves it blank as to the person primarily appointed as proxy or if the person or persons named as proxy fails or fail to attend, the chair of the meeting is appointed proxy.

89.3 Despite rule 89.1 an instrument appointing a proxy may be in the following form or in a form that is as similar to the following form as the circumstances allow:

WAYMOUTH RESOURCES LTD
ACN................

I/We, of , being a member/members of the abovenamed company, appoint of or, in his or her absence, of as my/our proxy to vote for me/us on my/our behalf at the *annual general/*general meeting of the company to be held on and at any adjournment of that meeting.

† This form is to be used *in favour of/*against the resolution.

Signed on .

* Strike out whichever is not desired.
† To be inserted if desired.

90. Receipt of Proxy Documents

90.1 For an appointment of a proxy for a meeting of the Company's members to be effective, the following documents must be received by the Company at least 24 hours before the meeting:

(1) the proxy's appointment; and

(2) if the appointment is signed by the appointor's attorney - the authority under which the appointment was signed or a certified copy of the authority.

90.2 If a meeting of the Company's members has been adjourned, an appointment and any authority received by the Company at least 24 hours before the resumption of the meeting are effective for the resumed part of the meeting.

90.3 The Company receives an appointment or authority when it is received at any of the following:

(1) the Company's registered office;

(2) a facsimile number at the Company's registered office; or

(3) a place, facsimile number or electronic address specified for the purpose in the notice of meeting.

90.4 An appointment of a proxy is ineffective if:

(1) the Company receives either or both the appointment or authority at a facsimile number or electronic address; and

(2) a requirement (if any) in the notice of meeting that:

(a) the transmission be verified in a way specified in the notice; or

(b) the proxy produce the appointment and authority (if any) at the meeting;

is not complied with.

91. Validity of Proxy Vote

91.1 A proxy who is not entitled to vote on a resolution as a member may vote as a proxy for another member who can vote if the appointment specifies the way the proxy is to vote on the resolution and the proxy votes that way.

91.2 Unless the Company has received written notice of the matter before the start or resumption of the meeting at which a proxy votes, a vote cast by the proxy will be valid even if, before the proxy votes:

(1) the appointing member dies;

(2) the member is mentally incapacitated;

(3) the member revokes the proxy's appointment;

(4) the member revokes the authority under which the proxy was appointed by a 3rd party; or

(5) the member transfers the share in respect of which the proxy was given.

92. Body Corporate Representative

92.1 A body corporate may appoint an individual as a representative to exercise all or any of the powers the body corporate may exercise:

(1) at meetings of the Company's members;

(2) at meetings of creditors or debenture holders; or

(3) relating to resolutions to be passed without meetings.

The appointment may be a standing one.

92.2 The appointment may set out restrictions on the representative's powers. If the appointment is to be by reference to a position held, the appointment must identify the position.

92.3 A body corporate may appoint more than 1 representative but only 1 representative may exercise the body's powers at any one time.

92.4 Unless otherwise specified in the appointment, the representative may exercise, on the body corporate's behalf, all of the powers that the body could exercise at a meeting or in voting on a resolution.

93. Attorney of Member

93.1 An attorney for a member may do whatever the member could do personally as a member, but if the attorney is to vote at a meeting of members or a class of members the instrument conferring the power of attorney or a certified copy of the authority must be produced to the Company at least 24 hours before the meeting, in the same way as the appointment of a proxy.

VOTING AT MEETINGS OF MEMBERS

94. How Many Votes a Member Has

94.1 Subject to any rights or restrictions attached to any class of shares and to these Rules, at a meeting of members:

(1) on a show of hands, each member has 1 vote; and

(2) on a poll, each member has 1 vote for each share the member holds.

94.2 The vote may be exercised in person or by proxy, body corporate representative or attorney.

94.3 Where there are partly-paid shares on a poll every member present has 1 vote for each fully paid share and a fraction of a vote for each partly-paid share held by the member in the Company. The fraction must be equivalent to the proportion which the amount paid (not credited) is of the total amounts paid and payable (excluding amounts credited). In this rule 94.3 amounts paid in advance of a call are ignored when calculating the proportion.

94.4 The holder of a preference share (or preference security, as that term is defined in the Listing Rules) has the right to vote in each of the following circumstances but not in others:

(1) during a period during which a dividend (or part of a dividend) in respect of the shares is in arrears;

(2) on a proposal to reduce the capital of the Company;

(3) on a resolution to approve the terms of a buy-back agreement;

(4) on a proposal that affects the rights attached to the share;

(5) on a proposal to wind up the Company;

(6) on a proposal for the disposal of the whole of the Company's property, business and undertaking; and

(7) during the winding up of the Company.

95. Voting Disqualification

95.1 A holder of ordinary shares has no right to vote at a general meeting in respect of those shares if:

(1) calls due and payable on those shares have not been paid;

(2) the person became a holder of the shares after the specified time (being not more than 48 hours prior to the date of the meeting) established by the Company in accordance with a law of a state or territory or of the Commonwealth for the purpose of voting at the meeting;

(3) the right is removed or changed under Australian legislation, or under a provision of this constitution which must be included to comply with Australian legislation, but this rule 95.1(3) ceases to apply once it is no longer necessary;

(4) the right is removed or changed under a provision in this constitution that is permitted by the Listing Rules or that ASX has approved as appropriate and equitable; or

(5) the right is removed or changed under a court order.

96. Jointly Held Shares

96.1 If a share is held jointly and more than 1 member votes in respect of that share, only the vote of the member whose name appears first in the Register counts.

96.2 This applies whether the vote is cast in person or by proxy or by attorney.

96.3 Several executors or administrators of a deceased member are treated, for the purposes of rule 96.1, as joint holders.

97. Objections to Right to Vote

97.1 A challenge to a right to vote at a meeting of members:

(1) may only be made at the meeting; and

(2) must be determined by the chair, whose decision is final.

97.2 A vote not disallowed following the challenge is valid for all purposes.

98. Votes Need Not All Be Cast in the Same Way

98.1 On a poll a person voting who is entitled to 2 or more votes:

(1) need not cast all the votes; and

(2) may cast the votes in different ways.

99. How Voting is Carried Out

99.1 A resolution put to the vote at a meeting of the Company's members must be decided on a show of hands unless a poll is demanded.

99.2 On a show of hands, a declaration by the chair is conclusive evidence of the result. Neither the chair nor the minutes need to state the number or proportion of the votes recorded in favour or against.

100. Matters on Which a Poll May Be Demanded

100.1 A poll may be demanded on any resolution.

100.2 A demand for a poll may be withdrawn.

101. When a Poll is Effectively Demanded

101.1 At a meeting of the Company's members, a poll may be demanded by:

(1) at least 5 members entitled to vote on the resolution;

(2) a member or members with at least 5% of the votes that may be cast on the resolution on a poll;

(3) a member or members holding voting shares on which the aggregate sum paid up is not less than 5% of the total sum paid up on all voting shares; or

(4) the chair.

101.2 The poll may be demanded:

(1) before a vote is taken;

(2) before the voting results on a show of hands are declared; or

(3) immediately after the voting results on a show of hands are declared.

101.3 The percentage of votes that members have is to be worked out as at the midnight before the poll is demanded.

102. When and How Polls Must Be Taken

102.1 A poll demanded on a matter other than the election of a chair or the question of an adjournment must be taken when and in the manner the chair directs.

102.2 A poll on the election of a chair or on the question of an adjournment must be taken immediately.

102.3 The demand for a poll does not prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been demanded.

102.4 The result of the poll is the resolution of the meeting at which the poll was demanded.

103. Chair's Does Not Have a Casting Vote

103.1 In the case of an equality of votes, whether on a show of hands or on a poll, the chair of the meeting does not have a casting vote.

104. Voting Rights of Persons Entitled under Transmission Rule

104.1 A person entitled under the transmission rule (rule 151) to any shares may not vote at a meeting or adjourned meeting in respect of the shares unless:

(1) 24 hours at least before the time of holding the meeting or adjourned meeting there is lodged at the registered office of the Company documentation of entitlement which satisfies the chair of the meeting or adjourned meeting of the entitlement; or

(2) the directors have previously admitted the person's right to vote at the meeting in respect of the shares.

ANNUAL GENERAL MEETING

105. Business of an Annual General Meeting

105.1 The business of an annual general meeting may include any of the following, even if not referred to in the notice of meeting:

(1) the consideration of the annual financial report, directors' report and auditor's report;

(2) the election of directors

(3) the appointment of the auditor; and

(4) the fixing of the auditor's remuneration.

All other business transacted at an annual general meeting and all other business transacted at any other general meeting is special business.

105.2 The business of the annual general meeting also includes any other business which under this constitution or the Act ought to be transacted at an annual general meeting.

105.3 The chair of the annual general meeting must allow a reasonable opportunity for the members as a whole at the meeting to ask questions about or make comments on the management of the Company.

105.4 If the Company's auditor or the auditor's representative is at the meeting, the chair of an annual general meeting must allow a reasonable opportunity for the members as a whole at the meeting to ask the auditor or that representative questions relevant to the conduct of the audit and the preparation and content of the auditor's report.

106. Resolutions Proposed by Members

106.1 No member may at any meeting move any resolution relating to special business unless:

(1) the member has given not less than 30 business days' previous notice in writing of the member's intention to move an ordinary resolution or 2 months' notice in writing of the member's intention to move a special resolution at the meeting by leaving the notice and a signed copy of the resolution at the registered office of the Company; or

(2) the resolution has previously been approved by the directors.

106.2 Upon receiving a notice referred to in rule 106.1(1) the secretary must:

(1) if the notice convening the meeting has already been despatched, immediately notify the members of the proposed resolution; or

(2) otherwise include notice of the proposed resolution in the notice convening the meeting.

MEETINGS OF MEMBERS HOLDING SHARES IN A CLASS

107. Variation of Class Rights

107.1 Rights attached to shares in a class of shares may be varied or cancelled only:

(1) by special resolution of the Company; and

(2) either:

(a) by special resolution passed at a meeting of the members holding shares in the class; or

(b) with the written consent of members with at least 75% of the votes in the class.

107.2 Rule 107.1 applies whether or not the Company is being wound up.

107.3 The Company must give a notice in writing of the variation or cancellation of shares to members of the class affected within 7 days after variation or cancellation of the shares.

107.4 The provisions of this constitution relating to general meetings apply so far as they are capable of application and with the necessary changes to every meeting of members holding shares in a class except that:

(1) a quorum is constituted by not less than 2 members who, between them, hold or represent 25% of the issued shares of the class; and

(2) any member who holds or represents shares of the class may demand a poll.

MINUTES

108. Minutes to be Kept

108.1 The directors must keep minute books in which they record within 1 month:

(1) proceedings and resolutions of meetings of the Company's members;

(2) proceedings and resolutions of directors' meetings (including meetings of a committee of directors);

(3) resolutions passed by members without a meeting; and

(4) resolutions passed by directors without a meeting.

108.2 The directors must ensure that minutes of a meeting are signed within a reasonable time after the meeting by 1 of the following:

(1) the chair of the meeting; or

(2) the chair of the next meeting.

108.3 The directors must ensure that minutes of the passing of a resolution without a meeting are signed by a director within a reasonable time after the resolution is passed.

108.4 Without limiting rule 108.1 the directors must record in the minute books:

(1) all appointments of officers and executive employees;

(2) the names of the directors and alternate directors present at all meetings of directors and the Company;

(3) the method by which a meeting of directors was held;

(4) all orders resolutions and proceedings of general meetings and of meetings of the directors and of committees formed by the directors;

(5) proxy votes exercisable and exercised in respect of each resolution at a meeting; and

(6) all other matters required by the Act to be recorded in the books, including each notice and standing notice given by a director of a material personal interest in a matter that relates to the affairs of the Company.

ACCOUNTS, AUDIT AND RECORDS

109. Accounts

109.1 The directors must cause proper accounting and other records to be kept in accordance with the Act.

109.2 The directors must distribute copies of every profit and loss account, balance sheet and statement of cash flows (including every document required by law to be attached to them) as required by the Act.

110. Audit

110.1 A registered company auditor must be appointed.

110.2 The remuneration of the auditor must be fixed and the auditor's duties regulated in accordance with the Act.

SHARES

111. Control of Issue of Shares

111.1 Without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares but subject to the Act and the Listing Rules, the issue of shares in the Company is under the control of the directors.

111.2 Subject to the Act and the Listing Rules, the directors may issue shares to persons at times and on terms and conditions and having attached to them preferred, deferred or other special rights or restrictions as the directors see fit.

111.3 Subject to the Act, the Company may issue preference shares that are liable to be redeemed.

111.4 Subject to the Listing Rules, the directors may grant to any person options or other securities with rights of conversion to shares or pre-emptive rights to any shares for any consideration and for any period.

111.5 Upon giving 7 days' notice in writing of its intention to do so, the Company may redeem all or any redeemable preference shares. The notice must be delivered or posted to the holder of the redeemable preference shares accompanied by a cheque for the amount paid up in respect of the shares to be redeemed. Redemption takes place 7 days after delivery or posting the notice and cheque.

111.6 The Company must not in any way prevent, delay or interfere with the issue of securities following the exercise, conversion or paying up of any security quoted on ASX, except as permitted by the Listing Rules.

112. Ordinary Shares

112.1 All issued shares of the Company which are not issued upon special terms and conditions are ordinary shares and confer on the holders:

(1) the right to attend and vote at meetings of the Company and on a show of hands to 1 vote and on a poll to 1 vote for each share held (subject to rule 94.3);

(2) the right to participate in dividends (if any) declared on the class of shares held; and

(3) on the winding up of the Company, the right to repayment of the capital paid up on their shares and to participate in the division of any surplus assets or profits of the Company and in this regard to rank pari passu with all other shareholders having the same right.

113. Conversion of Shares

113.1 The Company may convert all or any of its shares into a larger or smaller number of shares by resolution passed at a general meeting.

113.2 Rule 113.1 does not allow anything that the Listing Rules do not allow.

113.3 Any amount unpaid on shares being converted is to be divided equally among the replacement shares.

113.4 The resolution by which any share is subdivided may determine that as between the holders of the shares resulting from the subdivision 1 or more of the shares have some preference or special advantage as regards dividend, capital, voting or otherwise as compared with the others.

113.5 The Company must not subdivide its shares into shares of smaller amounts than, or reduce the amount paid on any of its shares below, the amount permitted under the Listing Rules.

113.6 All ordinary shares must have the same rights and obligations attached to them unless otherwise approved by ASX or permitted by the Listing Rules.

114. Calls on Partly-paid Shares

114.1 If shares in the Company are partly-paid, the member is liable to pay calls on the shares in accordance with the terms on which the shares are on issue.

114.2 A call may be made payable by instalments.

114.3 A call may be revoked, postponed or extended as the directors determine.

114.4 A call must be treated as made at the time when the resolution of the directors authorising the call is passed.

114.5 Each member must pay the amount called on the member's shares according to the terms of the notice of call.

114.6 At least 30 business days before the due date for payment, the Company must send notices to all members on whom the call is made who are on the Register when the call is announced. The notice must include each of the following:

(1) the name of the member;

(2) the number of shares held by the member;

(3) the amount of the call;

(4) the due date for payment of the call;

(5) the consequences of non-payment of the call;

(6) the last day for trading of partly-paid "call unpaid" shares;

(7) the last day for acceptance by the Company's registry of lodgements of transfers of partly-paid "call unpaid" shares;

(8) the latest available market price of the shares on which the call is being made before the date of issue of the call notice;

(9) the highest and lowest market price of the shares on which the call is being made during the 3 months immediately before the date of issue of the call notice and the dates of those sales;

(10) the latest available market price of the shares on which the call is being made immediately before the Company announced to ASX that it intended to make a call; and

(11) if the Company has quoted shares of a higher paid-up value than the paid-up value of the shares on which the call is being made, the information required by rules 114.6(8), 114.6(9) and 114.6(10) in respect of the shares having the higher paid-up value.

114.7 Every notice of any call in respect of CHESS Approved Securities must:

(1) specify any additional information required by the Listing Rules; and

(2) be given within such period as is required by the Listing Rules.

114.8 The non-receipt of a notice of a call by, or the accidental omission to give notice of a call to, any of the members does not invalidate the call.

114.9 On the trial or hearing of any action for the recovery of any money due for any call and in any circumstances where it is necessary to prove the right to forfeit or sell shares for non-payment of a call it is sufficient to prove:

(1) that the name of the member sued is entered in the Register as the holder or 1 of the holders of the shares in respect of which the call was made;

(2) that the resolution making the call is recorded in the minute book;

(3) that:

(a) notice of the call was given to the registered holder of the shares in accordance with this constitution; or

(b) in the case of calls or instalments payable at fixed times by the terms of issue of any share or otherwise, those terms apply; and

(4) that the sum or call has not been paid.

Proof of the above matters is conclusive evidence of the debt or of the right to forfeit or sell shares for non-payment of a call and it is not necessary to prove the appointment of the directors who made the call or the passing of the resolution or anything else.

114.10 The joint holders of a share are jointly and severally liable to pay all calls in respect of the share.

114.11 If a sum called is not paid on or before the date for payment, the person from whom the sum is due must pay interest on the sum (or on so much as remains unpaid) at the rate the directors determine calculated from the day payment is due till the time of actual payment. The directors may waive the interest in whole or in part.

114.12 Any sum that, by the terms of issue of a share, becomes payable on allotment or at a fixed date, must be treated for the purposes of this constitution as a call duly made and payable on the date on which by the terms of issue the sum becomes payable. In case of non-payment, the provisions of this constitution as to payment of interest and expenses, forfeiture or otherwise apply as if the sum had become payable by virtue of a call duly made and notified.

114.13 The directors may, on the issue of shares, differentiate between the holders as to the amount of calls to be paid and the times of payment.

114.14 The directors may accept from a member the whole or a part of the amount unpaid on a share although no part of that amount has been called up. The directors may authorise payment by the Company of interest upon the whole or any part of an amount so accepted, until the amount becomes payable, at the rate agreed upon between the directors and the member paying the sum.

114.15 Any amount paid in advance of calls is not included or taken into account in ascertaining the amount of dividend payable upon the shares in respect of which the advance has been made.

114.16 The directors may at any time repay the amount so advanced upon giving to such member 1 month's notice in writing.

114.17 If a sum called in respect of a share is not paid before or on the due date for payment of the sum, the Company may proceed to recover the amount due with interest and expenses (if any) by action, suit or otherwise but the exercise of this right is without prejudice to the right to forfeit the share of any member in arrears and either or both of these rights may be exercised by the directors in their discretion.

115. Right to Lien

115.1 Subject to the Listing Rules and this rule 115 the Company has a first and paramount lien on every share (not being a fully paid share) for all money (whether presently payable or not) called or payable at a fixed time in respect of that share.

115.2 The Company also has a first and paramount lien on all shares registered in the name of a member (whether solely or jointly with others) for all money presently payable by the member or the member's estate to the Company.

115.3 The directors may at any time exempt a share wholly or in part from the provisions of this rule 115.

115.4 The Company's lien (if any) on a share extends to all dividends payable in respect of the share.

115.5 The amount of the Company's lien is restricted to:

(1) unpaid calls and instalments upon the specific shares in respect of which calls or instalments are due and unpaid;

(2) if the shares were acquired under an employee incentive scheme an amount owed to the Company for acquiring them; and

(3) an amount that the Company is required by law to pay (and has paid) in respect of the shares of a member or deceased former member.

115.6 The Company's lien on a share extends to reasonable interest and expenses incurred because an amount referred to in rule 115.5 is not paid.

115.7 Unless otherwise agreed the registration of a transfer document operates as a waiver of the Company's lien (if any) on the shares transferred.

115.8 The Company may do everything necessary or appropriate under the SCH Business Rules to protect any lien, charge or other right to which it is entitled under the Act or this constitution.

115.9 If the Company has a lien on securities in a CHESS Holding, the Company may give notice to SCH, in the form required by SCH from time to time requesting SCH to apply a Holding Lock to that CHESS Holding.

116. Imposition of a Liability

116.1 This rule 116 applies where any law for the time being of any country, State or place:

(1) imposes or purports to impose any immediate or future or possible liability upon the Company to make any payment in respect of a member; or

(2) empowers any government or taxing authority or government official to require the Company to make any payment in respect of any shares registered in the Register as held either jointly or solely by a member or in respect of any dividends or other money which is or may become due or payable or is accruing due to the member by the Company on or in respect of the shares;

whether in consequence of:

(3) the death of the member;

(4) the liability of the member for income tax or other tax;

(5) the liability of the executor or administrator of the member or of the member's estate for any estate, probate, succession, death, stamp or other duty; or

(6) anything else.

116.2 If any liability contemplated by rule 116.1 is imposed on the Company, the Company:

(1) must be fully indemnified by the member or the member's executor or administrator from all liability;

(2) has a first and paramount lien upon all shares registered in the Register as held either jointly or solely by the member and upon all dividends and other money payable in respect of the shares for any liability arising under or in consequence of that law and for any amount paid in complete or partial satisfaction of the liability and for interest on any amount so paid at the rate per annum set by the directors from the date of payment to the date of repayment. The Company may deduct from or set off against the dividends or other money payable any money so paid or payable by the Company together with interest;

(3) may recover as a debt due from the member or the member's executor or administrator wherever situated any money paid by the Company under or in consequence of that law and interest on the money at the rate and for the period referred to in rule 116.2(2) in excess of any dividend or other money then due or payable by the Company to the member; and

(4) may, if the money is paid or payable by the Company under that law refuse to register a transfer of the shares by the member or the member's executor or administrator until the money with interest is set off or deducted or where that amount exceeds the amount of the dividend or other money then due or payable by the Company to the member, until the excess is paid to the Company.

116.3 This rule 116 does not prejudice or affect any right or remedy which that law may confer or purport to confer on the Company and as between the Company and the member and the member's executors, administrators and estate wherever situated any right or remedy conferred or purported to be conferred by that law on the Company is enforceable by the Company.

117. Sale of Shares the Subject of Lien

117.1 Subject to rule 117.2, the Company may sell, in the manner the directors see fit, any shares on which the Company has a lien.

117.2 A share on which the Company has a lien may not be sold unless:

(1) a sum in respect of which the lien exists is presently payable; and

(2) the Company has, not less than 14 days before the date of the sale, given to the registered holder for the time being of the share or the person entitled to the share by reason of the death or bankruptcy of the registered holder a notice in writing setting out, and demanding payment of, the sum presently payable in respect of which the lien exists.

117.3 To give effect to a sale of shares under rule 117, the directors may authorise a person to transfer the shares sold to the purchaser of the shares.

117.4 The Company must register the purchaser as the holder of the shares comprised in the transfer and the purchaser is not bound to see to the application of the purchase money.

117.5 The title of the purchaser to the shares is not affected by any irregularity or invalidity in connection with the sale.

117.6 The proceeds of a sale under rule 117 must be applied by the Company in payment of the sum presently payable in respect of which the lien exists, and the residue (if any) must (subject to any like lien for sums not presently payable that existed upon the shares before the sale) be paid to the person entitled to the shares immediately prior to the sale.

118. Surrender of Shares

118.1 The directors may accept the surrender of any paid-up share by way of compromise of any question as to the holder being properly registered in respect of the share. Any share so surrendered may be disposed of in the same manner as a forfeited share.

119. Power to Capitalise and Issue Debentures to Members

119.1 The Company may capitalise profits. The capitalisation need not be accompanied by the issue of shares.

119.2 The directors, or the Company in general meeting on the recommendation of the directors, may apply profits, including reserves and sums otherwise available for distribution to members, to:

(1) pay up any amount unpaid on issued shares;

(2) issue shares, debentures or unsecured notes to members credited as fully paid up; or

(3) partly as mentioned in rule 119.2(1) and partly as mentioned in rule 119.2(2).

119.3 The amount applied under rule 119.2 must be applied for the benefit of members in the proportions in which the members would have been entitled to dividends if the amount applied had been distributed as a dividend or to employees of the Company under the terms of an employee share plan.

119.4 For the purpose of rule 119.3 the directors may to the extent necessary to adjust the rights of the members among themselves:

(1) issue fractional certificates or make cash payments in cases where shares, debentures or unsecured notes become issuable in fractions;

(2) fix the value for distribution of any specific assets or any part of them;

(3) round down any payment to the nearest dollar; and

(4) vest any cash or specific assets in trustees upon trust for the persons entitled to the dividend or capitalised fund.

120. Joint Holders

120.1 Where 2 or more persons are registered as the holders of a share, they must be treated as holding the share as joint tenants with benefits of survivorship subject to rule 120.2 and to the following:

(1) the Company is not bound to register more than 3 persons (not being the trustees, executors or administrators of a deceased holder) as the holder of the share;

(2) the joint holders of the share are liable severally as well as jointly in respect of all payments which ought to be made in respect of the share;

(3) on the death of any 1 of the joint holders, the survivor or survivors are the only person or persons recognised by the Company as having any title to the share, but the directors may require such evidence of death as they see fit;

(4) any 1 of the joint holders may give effective receipts for any dividend, bonus or return of capital payable to the joint holders; and

(5) only the person whose name stands first in the Register as 1 of the joint holders of the share is entitled to delivery of the certificate or statement of holdings relating to the share or to receive notices from the Company and a notice given to that person must be treated as notice to all the joint holders.

120.2 Where 3 or more persons are registered holders of a share in the Register (or a request is made to register more than 3 persons) only the first 3 named persons are regarded as holders of the share and all other named persons must be disregarded for all purposes except in the case of executors or trustees of a deceased shareholder.

OBLIGATIONS IN RELATION TO CHESS

121. Complying with SCH Business Rules

121.1 The Company must comply with the SCH Business Rules if any of its securities are CHESS Approved Securities.

122. Registers to be Kept

122.1 The Company must keep a Register in accordance with the Act.

122.2 If any of its securities are CHESS Approved Securities, in addition to the CHESS Subregister administered by SCH (which forms part of the Register), the Company must provide for an Issuer Sponsored Subregister, or a Certificated Subregister, or both.

122.3 If the Company has Restricted Securities on issue, it must operate a Certificated Subregister other than in relation to existing Restricted Securities that are quoted.

122.4 If the Company operates an Issuer Sponsored Subregister:

(1) the Company must allow holders of securities on the Issuer Sponsored Subregister to maintain more than 1 holding on that subregister;

(2) each holding must be identified by a unique SRN (shareholder reference number);

(3) each holding must be treated as a separate holding for determining benefits and entitlements; and

(4) when the Company creates a new holding on the Issuer Sponsored Register it must allocate a unique SRN for that holding.

DIVIDENDS AND RESERVES

123. Source of Dividends

123.1 Except as permitted by the Act no dividend or bonus or payment by way of bonus is payable to members otherwise than out of profits of the Company.

124. Determination of Dividends

124.1 The directors may determine that a dividend is payable and fix:

(1) the amount;

(2) the time for payment; and

(3) the method of payment.

124.2 The Company in general meeting may determine a dividend, but may do so only if the directors have recommended a dividend.

124.3 A dividend determined by the Company in general meeting must not exceed the amount recommended by the directors.

124.4 Interest is not payable on a dividend.

125. Power to Employ Reserves

125.1 The directors may, before recommending or determining any dividend, set aside out of the profits of the Company those sums they think proper as reserves, to be applied, at the discretion of the directors, for any purpose to which the profits of the Company may be properly applied.

125.2 Pending the application of reserves under rule 125.1, the reserves may, at the discretion of the directors, be used in the business of the Company or be invested as the directors see fit.

125.3 The directors may carry forward so much of the profits remaining as they consider ought not to be distributed as dividends without transferring those profits to a reserve.

126. Crediting of Dividends

126.1 Subject to the rights of persons (if any) entitled to shares with special rights as to dividend and to this rule 126, all dividends are apportioned and paid proportionately to the amounts paid or credited as paid on the shares.

126.2 If a share is issued on terms that it will rank for dividend as from a particular date, that share ranks for dividend only from that date.

126.3 An amount paid or credited as paid on a share during the period for which a dividend is declared only entitles the holder of the share to an apportioned amount of the dividend as from the date of payment.

126.4 Despite any other provision of this rule 126 the holder of a partly-paid share is not entitled to a greater proportion of the dividend than the proportion which the amount paid (not credited) is of the total amounts paid and payable (excluding amounts credited). In this rule 126.4 amounts paid in advance of a call are ignored when calculating the proportion.

126.5 An amount paid or credited as paid on a share in advance of a call is not to be taken for the purposes of this constitution to be paid or credited as paid on the share.

127. Dividends where Different Classes of Shares

127.1 If there is more than 1 class of shares on issue, any dividend whether interim or otherwise may be paid on the shares of any 1 or more class or classes to the exclusion of the shares of any other class or classes.

127.2 If at any meeting dividends are declared on more than 1 class, the dividend declared on the shares of 1 class may be at a higher or lower rate than or at the same rate as

the dividend declared on the shares of another class, but the shares within each class must share equally in any dividend declared in respect of that class.

127.3 No objection may be raised to any resolution which declares a higher rate of dividend on the shares of any class than the dividend declared on the shares of any other class or which declares a dividend on the shares of any class to the exclusion of the shares of any other class on the ground that the resolution was passed by the votes of the holders of the shares of a class to receive the higher rate of dividend or to receive the dividend (as the case may be) and that the resolution was opposed by the holders of the shares of a class to receive the lower rate of dividend or to be excluded (as the case may be).

128. Deductions from Dividends

128.1 The directors may deduct from any dividend payable to a member all sums of money (if any) presently payable by the member to the Company on account of calls or otherwise in relation to shares in the Company.

129. Unclaimed Dividends

129.1 Unclaimed dividends may be invested or otherwise made use of by the directors for the benefit of the Company until claimed.

130. Entitlement to Dividends

130.1 Unless otherwise specified in the resolution determining the dividend, all dividends are payable to the members who are upon the Register on the day the resolution declaring the dividend is passed or on the date fixed for payment, as applicable.

131. Payment of Dividends on Transmission

131.1 The directors may retain the dividends or bonuses payable on any share to which rule 151 applies until the person entitled to elect to be registered as holder of the share or to transfer the share does so.

132. Payment of Dividends by Asset Distribution

132.1 Any general meeting or the directors determining a dividend may, by resolution, direct payment of the dividend wholly or partly by the distribution of specific assets, including paid up shares in, or debentures of, the Company or any other body corporate, and the directors must give effect to that resolution.

132.2 Where a difficulty arises in regard to a distribution referred to in rule 132.1, the directors may settle the matter as they think expedient and fix the value for distribution of the specific assets or any part of those assets and may determine that cash payments will be made to any members on the basis of the value so fixed in order to adjust the rights of all parties, and may vest any of those specific assets in trustees as the directors consider expedient.

133. Manner of Payment of Dividends

133.1 Any dividend, interest or other money payable in cash in respect of shares may be paid:

(1) directly into an account, with a bank or some other financial institution, that the holder or joint holders in writing directs or direct; or

(2) by cheque sent through the post directed to:

(a) the address of the holder as shown in the Register, or in the case of joint holders, the address shown in the Register as the address of the joint holder first named in the Register; or

(b) any other address that the holder or joint holders in writing directs or direct.

134. Power to Make Concurrent Call

134.1 The directors, when declaring a dividend, may make a call on the members of such amount as they may fix but so that the call on each member does not exceed the dividend payable to the member and so that the call is made payable at the same time as the dividend and the dividend may, if so arranged between the Company and the member, be set off against the call.

135. Dividend Reinvestment, Bonus Share and Employee Incentive Plans

135.1 A general meeting of the Company or the directors may:

(1) establish 1 or more plans ("**Plan**") under which some or all members may elect in terms of 1 or more of the following for a period or periods as provided in the Plan:

(a) that dividends to be paid in respect of some or all of the shares held by the members may be satisfied by the issue of fully paid ordinary shares; and

(b) that dividends are not to be declared or paid in respect of some or all of the shares held by the member, but that the member is to receive an issue of fully paid ordinary shares; and

(2) vary, suspend or terminate the Plan.

135.2 The Company in general meeting may by special resolution:

(1) establish a plan that shares be offered or issued to some or all employees of the Company whether or not for consideration; or

(2) vary, suspend or terminate a plan established under rule 135.2(1).

135.3 Any Plan has effect in accordance with its terms and the directors must do all things necessary and convenient for the purpose of implementing the Plan, including, without limitation, the making of each necessary allotment of shares and of each necessary appropriation, capitalisation, application, payment and distribution of funds

which lawfully may be appropriated, capitalised, applied, paid or distributed for the purpose of the allotment.

135.4 For the purpose of giving effect to any Plan, the directors may make an appropriation, capitalisation, application, payment or distribution and the powers of the directors may be exercised (and with adjustments as may be required) even if only some of the members or holders of shares of any class participate in the appropriation, capitalisation, application, payment or distribution.

135.5 In offering opportunities to members or employees to participate in any Plan, the directors may give any information that in their opinion may be useful to assist members or employees in assessing the opportunity and making requests to their best advantage. The directors, the Company and its officers are not responsible for, nor are they obliged to provide, any legal, taxation or financial advice in respect of the choices available to members or employees.

135.6 The directors are under no obligation:

(1) to admit any member or employee as a participant in any Plan; or

(2) to comply with any request made by a member or employee who is not admitted as a participant in any Plan.

135.7 In establishing and maintaining any Plan, the directors must act in accordance with the Listing Rules and this constitution, and may exercise all or any of the powers conferred on them by the terms of the Plan, by this constitution or by the Act.

TRANSACTIONS AFFECTING SHARE CAPITAL

136. Brokerage or Commission

136.1 The Company may pay brokerage or commission to a person in respect of that person or another person agreeing to take up shares in the Company.

136.2 Payments by way of brokerage or commission may be satisfied by the payment of cash, by the issue of fully or partly paid shares or other securities or partly by the payment of cash and partly by the issue of fully or partly paid shares or other securities.

TITLE TO AND TRANSFER OF SHARES

137. Entitlement to Share and Option Certificates or Statement of Holdings and CHESS Statements

137.1 The Company must issue to each member and option holder in the absolute discretion of the directors, either:

(1) 1 or more certificates for the securities held by the person; or

(2) a statement of holdings as required by the SCH Business Rules.

137.2 Where securities are held jointly by several persons the Company is not bound to issue more than 1 certificate or statement of holdings.

137.3 Delivery of a certificate or statement of holdings of securities may be effected by delivering it personally to the holder or by posting it in a prepaid envelope addressed to the holder at the address shown in the Register or by delivering or posting the certificate or statement in accordance with the written instructions of the holder. Delivery of a certificate or statement to 1 of several joint holders is sufficient delivery to all of them.

137.4 A certificate must state:

(1) the name of the Company and its jurisdiction of registration;

(2) the number of the certificate;

(3) the number and class of shares for which the certificate is issued;

(4) the amount unpaid on the shares; and

(5) any other information required by rule 137.6.

137.5 On or before the last date permitted by the Listing Rules or the SCH Business Rules, or if not applicable, within 5 business days after the allotment of securities of the Company or registration of a new holder of securities of the Company, the Company must dispatch a statement of holdings or certificate (as applicable) to the holder of the securities.

137.6 The statement or certificate must show:

(1) the name of the Company;

(2) the jurisdiction of incorporation or registration of the Company;

(3) the name, address and telephone number of the Company's principal security registry with a statement that full terms and conditions of the Company's securities can be obtained from that registry; and

(4) any other information required by the Listing Rules or the SCH Business Rules to be provided to the holder of the securities.

137.7 The Company must issue:

(1) certificates for all Restricted Securities; and

(2) new certificates after a reorganisation of capital of the Company;

at the times and in the manner required by the Listing Rules.

138. Issuer Sponsored Holding Statements

138.1 If a member on the Issuer Sponsored Subregister asks, the Company must send the member a special transaction statement, and the SRN for the holding. The statement must set out any changes to the holding since the last routine transaction statement. The Company may require a reasonable payment for a special

transaction statement. The statement must be sent within 3 business days after receiving the written request and any payment that is required.

138.2 The Company must send a member on the Issuer Sponsored Subregister a statement for a new holding on that subregister within 5 business days after the holding is created. The statement must include the opening balance of the holding and the SRN for the holding.

138.3 The Company must send each member on the Issuer Sponsored Subregister a routine transaction statement which sets out the changes to the holding since the last routine transaction statement (or opening balance statement) and the SRN for the holding. The statement must be sent within 5 business days after the end of the month in which there is a change.

139. Replacement of Certificates

139.1 Subject to the Listing Rules and the SCH Business Rules, if any certificate or other document of title to shares is worn out or defaced then upon production of the certificate or document to the directors they must order it to be cancelled and issue within 3 business days after receipt of the worn out or defaced certificate or document a new certificate or document in its place upon the conditions prescribed by the Act.

139.2 Subject to the Listing Rules and the SCH Business Rules, if:

(1) satisfactory evidence is received by the directors that any certificate or other document of title to shares has been stolen, lost or destroyed and has not been pledged, sold or otherwise disposed of;

(2) an indemnity and undertaking which the directors think adequate is given; and

(3) any other steps (including advertising) which the directors think necessary are taken;

a new certificate or document must be issued to the party entitled to the stolen, lost or destroyed certificate or document within 5 business days after those conditions are satisfied. The Company is entitled to charge for each new certificate or document issued a fee not exceeding the maximum amount permitted by the Act. The new certificate or document must be clearly endorsed with the words *"Issued in replacement of certificate [or document]: number"* or such other words as may from time to time be prescribed by the Listing Rules or permitted by ASX.

140. Recognition of Ownership

140.1 Except as required by law, the Company is not bound to recognise a person as holding a share upon any trust.

140.2 The Company is not bound by or compelled in any way to recognise (whether or not it has notice of the interest or rights concerned) any equitable, contingent, future or partial interest in any share or unit of a share or (except as otherwise provided by these rules or by law) any other right in respect of a share except an absolute right of ownership in the registered holder.

141. Participation in Transfer Schemes

141.1 The Company at any time and from time to time may participate in any computerised or electronic share transfer registration or stock market settlement system introduced by or acceptable to ASX or as provided for by the Act or the SCH Business Rules.

141.2 Despite any other provision of these rules during any period of participation in a system or scheme referred to in this rule 141:

(1) the Company, in respect of securities for the time being subject to the system or scheme:

(a) may cancel any existing securities certificate; and

(b) is not obliged to issue or replace any securities certificate;

(2) securities may be transferred and transfers may be registered, in any manner required or permitted by law, the Listing Rules and the SCH Business Rules applying in relation to the system or scheme; and

(3) the Company must apply and give effect to the Act and those rules.

142. Right to Transfer

142.1 Except where required or permitted by law, the Listing Rules, the SCH Business Rules or these rules, there is no restriction on the transfer of shares.

142.2 Subject to rules 143.1 and 145 the Company and the directors must not in any way prevent, delay or interfere with the generation of a proper SCH transfer or the registration of a paper-based transfer in registrable form of any securities.

143. Holding Lock

143.1 The Company may ask SCH to apply a Holding Lock to prevent a proper SCH transfer, or refuse to register a paper-based transfer, in any of the following circumstances:

(1) the Company has a lien on the securities;

(2) the Company is served with a court order that restricts the holder's capacity to transfer the securities;

(3) registration of the transfer may break an Australian law and ASX has agreed in writing to the application of a Holding Lock or that the Company may refuse to register a transfer. The application of the Holding Lock must not breach an SCH Business Rule;

(4) during the escrow period of Restricted Securities;

(5) if the transfer is paper-based, the Company is obliged or allowed to refuse to register it under rule 145;

(6) if the transfer is paper-based, a law related to stamp duty prohibits the Company from registering it; or

(7) the Company is otherwise permitted to do so by the Listing Rules.

143.2 If the Company refuses to register a paper-based transfer under rule 143.1 it must tell the lodging party in writing of the refusal and the reason for it. The Company must do so within 5 business days after the date on which the transfer was lodged.

143.3 If the Company asks SCH to apply a Holding Lock under rule 143.1 the Company must tell the holder of the securities in writing of the Holding Lock and the reason for it. It must do so within 5 business days after the date on which it asked for the Holding Lock.

144. No Documentary Evidence Required

144.1 The Company must not require a statutory declaration or other document in connection with ownership restrictions of its securities before it will register a paper-based transfer or authorise a proper SCH transfer.

145. Refusal to Register a Transfer

145.1 Where the Company issues new certificates under rule 137.7(2) after a reorganisation of capital, the Company must reject a transfer accompanied by a certificate issued before ASX recognised the reorganisation, as not being in registrable form.

145.2 The Company must refuse to register a paper-based transfer if some or all of the securities involved are reserved for an offeror because the offeree has accepted a takeover offer. However, the Company must register the transfer if:

(1) the takeover offer is not, or is no longer subject to a defeating condition; and

(2) the transfer is to or at the direction of the offeror.

146. Transfer Documents and Processing

146.1 The transfer document of any security must be in writing in any usual or common form or in any other form which the directors may approve or in such form as is required under the SCH Business Rules and may be comprised of more than 1 document. If the transfer is a proper SCH transfer the transfer document must be in a form the directors approve, subject to the SCH Business Rules.

146.2 The transfer document of a security must be effected or validated by or on behalf of the transferor and, except where the transferee is treated by the Act, this constitution, the Listing Rules or the SCH Business Rules as having accepted the shares transferred, must also be effected by the transferee. The transfer document must be treated as signed by the transferor where it has been validated by the stamp of the transferor's broker in accordance with the Act, and the transfer document must be treated as signed by the transferee where it has been validated by the stamp of the transferee's broker in accordance with the Act.

146.3 All powers of attorney granted by members which may be used for the purpose of transferring shares and which are lodged produced or exhibited to the Company must be treated as between the Company and the grantor of the powers as remaining in

full force and may be acted upon until express notice in writing of their revocation or of the death of the grantor is lodged at the Company's registered office or at the Company's share registry.

146.4 The transferor must be treated as remaining the holder of the security until the name of the transferee is entered in the Register in respect of the security and subject to rule 146.6, the date of transfer is governed by the SCH Business Rules.

146.5 Subject to the SCH Business Rules all transfer documents which are registered must be retained by the Company but any transfer document which the directors decline to register, except on the grounds of fraud, must upon demand in writing be returned to the party presenting it.

146.6 If the Company receives a paper-based transfer in registrable form on or after the date on which securities in that class became CHESS Approved Securities, the Company must register the transfer in its Issuer Sponsored Subregister as an uncertificated security holding within 5 business days after the transfer is lodged.

146.7 Despite rule 146.6, if the Company provides a Certificated Subregister, and the securities are securities for which the Listing Rules allow a Certificated Subregister to be provided, the Company may register the transfer on the Certificated Subregister, and must send the certificate to the transferee within 3 business days after the transfer is lodged.

147. Fees for Registration

147.1 The Company must not charge a fee for:

(1) registering proper SCH transfers;

(2) registering paper-based transfer in registrable form; or

(3) noting transfer forms.

147.2 Despite rule 147.1, the Company may charge a reasonable fee for marking a transfer form or marking a renunciation and transfer form, within 2 business days after the form is lodged.

148. Period of Closure of Register

148.1 Subject to the Listing Rules, the transfer books and the Register may be closed during such times as the directors see fit and the Listing Rules and the SCH Business Rules allow.

149. Unmarketable Parcels

149.1 In this rule 149:

(1) **"Marketable Parcel"** of the relevant securities has the meaning ascribed by the Listing Rules;

(2) **"Minimum Sale Price"** means the weighted average sale price of the relevant securities sold on ASX during a period of 5 consecutive trading days

immediately preceding the relevant Notice Date, rounded off to the nearest half cent or, if there are no sales of the relevant securities on ASX during that period the sale price which in the opinion of the directors is a fair and reasonable sale price for the relevant securities immediately prior to the relevant Notice Date;

(3) **"Minority Member"** means the holder of less than a Marketable Parcel of the relevant securities;

(4) **"Notice"** means the written notice given to Minority Members in accordance with rule 149.2;

(5) **"Notice Date"** means the date of the Notice sent by the Company to a Minority Member advising that the Company intends to sell that Minority Member's securities on that member's behalf under rule 149.2;

(6) **"Purchaser"** means the person or persons (including a member or members) to whom the relevant securities are disposed or sold in accordance with rule 149.2; and

(7) **"Sale Consideration"** means the proceeds of any sale or other disposal of the relevant securities of a Minority Member pursuant to this rule 149.

149.2 Subject to the Listing Rules, the Company is entitled to sell securities of a Minority Member on the following conditions:

(1) the Company must give to the Minority Member a Notice that the Company intends to invoke the power of sale contained in this rule 149;

(2) the Minority Member must be given at least 6 weeks from the Notice Date in which to advise the Company that the member wishes to retain the member's security holding;

(3) if the Minority Member advises the Company under rule 149.2(2) that the member wishes to retain the member's security holding, the Company must not sell it; and

(4) subject to rule 149.2(3), at the expiry of the 6 week period, the Company is entitled to sell any security holding of the Minority Member which is, at the date of sale, less than a Marketable Parcel.

149.3 For the purposes of the sale of securities under this rule 149 each Minority Member:

(1) appoints the Company as the Minority Member's agent to sell, as soon as practicable after the expiry of the 6 week period after the Notice Date, all of the Minority Member's relevant securities at a price or for a consideration which in the opinion of the directors, has a value not less than the Minimum Sale Price and to receive the Sale Consideration on behalf of the Minority Member; and

(2) appoints the Company and each of its directors jointly and severally as the Minority Member's attorneys in that member's name and on that member's behalf to effect all transfer documents, deeds or other documents or instruments necessary to transfer the relevant securities from the Minority Member to the Purchaser.

149.4 The Company must bear all costs of and incidental to the sale of security holdings under this rule 149.

149.5 The Purchaser is not bound to see to the regularity of the actions and proceedings of the Company under this rule 149 or to the application of the Sale Consideration in respect of a Minority Member's relevant securities. After the Purchaser's name is entered in the Register in respect of the relevant securities the validity of the sale or other disposal may not be impeached by any person and the remedy of any person aggrieved by the sale or other disposal is in damages only and against the Company exclusively. The title of the Purchaser is not affected by any irregularity or invalidity in connection with the sale or disposal of the relevant securities to the Purchaser.

149.6 Subject to this rule 149, with respect to the receipt and payment of the Sale Consideration:

(1) the Sale Consideration must be received by the Company and paid by the Company to the Minority Member or as that member may direct;

(2) the Sale Consideration received by the Company must be paid into a bank account opened and maintained by the Company for that purpose only;

(3) the Company must hold the Sale Consideration in trust for the Minority Members whose securities are sold under this rule 149 pending distribution of the Sale Consideration;

(4) the Company must as soon as practicable after the sale of securities of Minority Members, and to the extent that it may reasonably do so, distribute the Sale Consideration; and

(5) the provisions of the Act and any other applicable legislation dealing with unclaimed money apply to any Sale Consideration unable to be distributed by the Company for any reason.

149.7 The Sale Consideration must not be sent to a Minority Member until the Company receives any certificate relating to the securities which have been sold (or is satisfied that the certificate has been lost or destroyed).

149.8 This rule 149 may be invoked only once in any 12 month period.

149.9 The power to sell in this rule 149 lapses following the announcement of a takeover offer or the making of a takeover announcement. However, despite rule 149.8, the procedure provided in this rule 149 may be started again after the close of the offers made under the takeover offer or takeover announcement.

150. Notification of Ownership to ASX

150.1 This rule 150 applies if:

(1) a provision of this constitution (as agreed by ASX) or a law (except the Act or the *Foreign Acquisitions Takeovers Act)* restricts the ownership or control of securities of the Company or control of votes to a specified percentage; and

(2) the Company becomes aware that the percentage held by a class of persons restricted to owning or controlling that percentage has come within 5% of the restriction, or equals or exceeds it.

150.2 If the Company becomes aware of any changes of more than 1% in the capital or votes held by persons in the class, the Company must immediately tell ASX of the change. It must do so for each change it becomes aware of until rule 150.4 applies.

150.3 Each time the Company tells ASX of any change, it must state what action it will take to divest the securities or remove or change the voting or other rights attaching to them, if it receives a paper-based transfer in registrable form or a proper SCH transfer is generated for securities whose registration would result in the restriction being exceeded.

150.4 If the Company becomes aware that the percentage of capital or votes held by the class of persons referred to in rule 150.2 has ceased to be within 5% of the restriction, or to equal or exceed it, the Company must immediately tell ASX.

151. Transmission of Shares

151.1 If a shareholder who does not own shares jointly dies, the Company will recognise only the personal representative of the deceased shareholder as being entitled to the deceased shareholder's interest in the shares.

151.2 If the person entitled to shares as the personal representative of a deceased shareholder or because of the bankruptcy or mental incapacity of a shareholder ("**successor**") gives the directors the information they reasonably require to establish the successor's entitlement to be registered as holder of the shares:

(1) the successor may:

(a) by giving a written and signed notice to the Company, elect to be registered as the holder of the shares; or

(b) by giving a completed transfer form to the Company, transfer the shares to another person; and

(2) the successor, whether or not registered as the holder of the shares, is entitled to the same rights, and is subject to the same liabilities, as if the successor were registered as holder of the shares.

151.3 On receiving an election under rule 151.2(1)(a), the Company must register the successor as the holder of the shares.

151.4 A transfer under rule 151.2(1)(b) is subject to the same rules (for example, about entitlement to transfer and registration of transfers) as apply to transfers generally.

151.5 If a shareholder who owns shares jointly dies, the Company will recognise only the survivor as being entitled to the deceased shareholder's interest in the shares. The estate of the deceased shareholder is not released from any liability in respect of the shares.

151.6 This rule 151 has effect subject to the *Bankruptcy Act 1966*.

152. Procedure for Forfeiture

152.1 If a member fails to pay a call or instalment of a call on the day appointed for payment of the call or instalment or fails to pay any money payable under rule 116 the directors may while any part of the call or instalment or other money remains unpaid serve a notice on the member requiring payment of so much of the call or instalment or other money as is unpaid together with any interest that has accrued.

152.2 The notice must name a further day (not earlier than the expiration of 14 days after the date of service of the notice) on or before which the payment required by the notice is to be made and must state that, in the event of non-payment at or before the time appointed, the shares in respect of which the call was made will be liable to be forfeited.

152.3 If the requirements of a notice served under rule 152.1 are not complied with, any share in respect of which the notice has been given may, unless the payment required by the notice has been made, be forfeited by a resolution of the directors to that effect.

152.4 The forfeiture includes all dividends declared or payable in respect of the forfeited share and not actually paid before the forfeiture.

152.5 The Company may, subject to the Act and the Listing Rules, sell a forfeited share or otherwise dispose of it on terms and in a manner the directors see fit and where the SCH Business Rules apply the directors and the Company have authority to do whatever is necessary or appropriate under the SCH Business Rules to effect the transfer.

152.6 The directors may at any time before a forfeited share has been sold or otherwise disposed of, annul the forfeiture upon conditions they see fit.

152.7 A person whose shares have been forfeited ceases to be a member in respect of the forfeited shares, but (unless the ordinary shareholders resolve otherwise) remains liable to pay and must immediately pay to the Company all calls, instalments, interest and expenses owing upon or payable in respect of the shares at the time of forfeiture together with interest from the time of forfeiture until payment at the rate determined by the directors. The directors may enforce payment of the money as they see fit but are not under any obligation to do so.

152.8 A statement in writing declaring that the person making the statement is a director or a secretary of the Company, and that a share in the Company has been duly forfeited on a date stated is prima facie evidence of the facts stated as against all persons claiming to be entitled to the share.

152.9 The provisions of this constitution as to forfeiture apply in the case of non-payment of any sum that, by the terms of issue of a share, becomes payable at a fixed time, as if that sum had been payable by virtue of a call duly made and notified.

153. Transfer of Forfeited Share

153.1 The Company may receive the consideration (if any) given for a forfeited share on any sale or disposition of the share and may execute a transfer of the share in favour of the person to whom the share is sold or disposed of.

153.2 Upon the execution of the transfer, the transferee is entitled to be registered as the holder of the share and is not bound to see to the application of any money paid as consideration.

153.3 The title of the transferee to the share is not affected by any irregularity or invalidity in connection with the forfeiture, sale or disposal of the share.

EXECUTION OF DOCUMENTS

154. Common Seal

154.1 The Company may, but need not, have a common seal.

155. Share Seal

155.1 The Company may have a duplicate common seal. It must be a copy of the common seal with the words "**duplicate seal**", "**share seal**" or "**certificate seal**" added.

155.2 Any certificate may be issued under the share seal.

155.3 The signature of any director or company secretary and the share seal may be fixed to a certificate by some mechanical or other means but if the signatures are fixed by mechanical or other means, the certificate must bear evidence of examination by the auditor, or other person appointed for that purpose by the Company.

155.4 For the purposes of rules 155.2 and 155.3 "**certificate**" means a certificate in respect of shares, debentures, registered unsecured notes, convertible notes, certificates of debenture or any certificate or other document evidencing any options or rights to take up shares or other interests in the Company.

156. Use of Common Seal

156.1 If the Company has a common seal the directors must provide for its safe custody.

156.2 The common seal may not be fixed to any document except by the authority of a resolution of the directors or of a committee of the directors duly authorised by the directors.

156.3 The Company executes a document with its common seal if the fixing of the seal is witnessed by:

(1) 2 directors of the Company; or

(2) a director and a company secretary of the Company.

157. Execution of Documents Without Common Seal

157.1 The Company may execute a document without using a common seal if the document is signed by:

(1) 2 directors of the Company; or

(2) a director and a company secretary of the Company.

158. Execution of Document as a Deed

158.1 The Company may execute a document as a deed if the document is expressed to be executed as a deed and is executed in accordance with rule 156 or rule 157.

159. Execution - General

159.1 The same person may not sign in the dual capacities of director and secretary.

159.2 A director may sign any document as director, with or without the common seal, although the document relates to a contract, arrangement, dealing or other transaction in which he or she is interested and his or her signature complies with the requirements of this constitution as to execution despite his or her interest.

159.3 Rules 156 and 157 do not limit the ways in which the directors may authorise documents (including deeds) to be executed on behalf of the Company.

INADVERTENT OMISSIONS

160. Formalities Omitted

160.1 If some formality required by this constitution is inadvertently omitted or is not carried out the omission does not invalidate anything, including any resolution, which but for the omission would have been valid unless it is proved to the satisfaction of the directors that the omission has directly prejudiced any member financially. The decision of the directors is final and binding on all members.

WINDING UP

161. Shareholders' Rights on Distribution of Assets

161.1 If the Company is wound up, the liquidator may, with the sanction of a special resolution, divide among the members in kind the whole or any part of the property of the Company and may for that purpose set the value the liquidator considers fair upon any property to be so divided and may determine how the division is to be carried out as between the members or different classes of members.

161.2 The liquidator may, with the sanction of a special resolution, vest the whole or any part of the property referred to in rule 161.1 in trustees upon trusts for the benefit of the contributories that the liquidator sees fit, but so that no member is compelled to accept any shares or other securities on which there is any liability.

161.3 If the Company ceases to carry on business within 12 months after its incorporation, shares issued for cash rank in the distribution, to the extent of the capital contributed by subscribing shareholders, in priority to shares issued to vendors or promoters or both for consideration other than cash.

162. Remuneration of Liquidator

162.1 The Company in general meeting must not fix the remuneration to be paid to a liquidator pursuant to the Act unless at least 14 days' notice of the meeting has been given to the members and the notice has specified the amount of the proposed remuneration of the liquidator.

PARTIAL TAKEOVERS

163. Partial Takeovers

163.1 In this rule 163:

(1) "**proportional takeover scheme**" means a proportional takeover bid as defined in section 9 of the Act and regulated by section 648D of the Act;

(2) "**relevant day**" in relation to a takeover scheme means the day that is the 14th day before the end of the period during which the offers under the takeover scheme remain open; and

(3) a reference to "**a person associated with**" another person has the meaning given to that expression by Division 2 of Part 1.2 of the Act.

163.2 Where offers have been made under a proportional takeover scheme in respect of shares included in a class of shares in the Company:

(1) other than where a transfer is effected in accordance with the takeover provisions (if any) under the SCH Business Rules, the registration of a transfer giving effect to a contract resulting from the acceptance of an offer made under the takeover scheme is prohibited unless and until a resolution (in this rule 163.2 referred to as an "**approving resolution**") to approve the takeover scheme is passed in accordance with this rule 163;

(2) a person (other than the offeror or a person associated with the offeror) who, as at the end of the day on which the first offer under the takeover scheme was made, held shares in that class is entitled to vote on an approving resolution and, for the purpose of so voting, is entitled to 1 vote for each of the shares;

(3) an approving resolution must be voted on at a meeting, convened and conducted by the Company, of the persons entitled to vote on the resolution; and

(4) an approving resolution that has been voted on, is taken to have been passed if the proportion that the number of votes in favour of the resolution bears to the total number of votes on the resolution is greater than 1/2, and otherwise is taken to have been rejected.

163.3 The provisions of these rules that apply in relation to a general meeting of the Company apply with any modifications the circumstances require, in relation to a meeting that is convened pursuant to this rule 163 as if the last mentioned meeting were a general meeting of the Company.

163.4 Where takeover offers have been made under a proportional takeover scheme then the directors must ensure that a resolution to approve the takeover scheme is voted on in accordance with this rule 163 before the relevant day in relation to the takeover scheme.

163.5 Where a resolution to approve a takeover scheme is voted on in accordance with this rule 163, the Company must, on or before the relevant day in relation to the takeover scheme:

(1) give to the offeror; and

(2) serve on each notifiable securities exchange in relation to the Company;

a notice in writing stating that a resolution to approve the takeover scheme has been voted on and that the resolution has been passed, or has been rejected, as the case requires.

163.6 Where, at the end of the day before the relevant day in relation to a proportional takeover scheme under which offers have been made, no resolution to approve the takeover scheme has been voted on in accordance with this rule 163, a resolution to approve the takeover scheme must, for the purposes of this rule 163, be treated as having been passed in accordance with this rule 163.

163.7 Where a resolution to approve a proportional takeover scheme is voted on in accordance with this rule 163 before the relevant day in relation to the takeover scheme and is rejected, then:

(1) despite section 652A of the Act, all offers under the takeover scheme that have not, as at the end of the relevant day, been accepted, and all offers under the takeover scheme that have been accepted and from whose acceptance binding contracts have not, at the end of the relevant day, resulted, must be treated as withdrawn at the end of the relevant day; and

(2) a person who has accepted an offer made under the takeover scheme is entitled to rescind the contract (if any) resulting from that acceptance.

163.8 Nothing in this rule 163 authorises the Company to interfere with any takeover transfer procedures contained in the SCH Business Rules.

163.9 This rule 163 ceases to have effect on the 3rd anniversary of the date of its adoption or of its most recent renewal.

LISTING RULES

164. Restricted Securities

164.1 Despite any other provision in this constitution:

(1) the Company must comply with and enforce a restriction agreement and enforce this constitution to ensure compliance with the requirements of the Listing Rules or ASX for Restricted Securities;

(2) Restricted Securities cannot be disposed of during the escrow period except as permitted by the Listing Rules or ASX;

(3) the Company must refuse to acknowledge a disposal (including registering a transfer) of Restricted Securities during the escrow period except as permitted by the Listing Rules or ASX; and

(4) during a breach of the Listing Rules relating to Restricted Securities, or a breach of a restriction agreement, the holder of the Restricted Securities is not entitled to any dividend or distribution, or voting rights, in respect of the Restricted Securities.

165. Paramount Effect of Listing Rules

165.1 While the Company remains on the Official List, the following provisions apply:

(1) despite anything contained in this constitution, if the Listing Rules prohibit an act being done, the act must not be done;

(2) nothing contained in this constitution prevents an act being done that the Listing Rules require to be done;

(3) if the Listing Rules require an act to be done or not to be done, authority is given for that act to be done or not to be done (as the case may be);

(4) if the Listing Rules require this constitution to contain a provision and it does not contain such a provision this constitution must be treated as containing that provision;

(5) if the Listing Rules require this constitution not to contain a provision and it contains such a provision, this constitution must be treated as not containing that provision; and

(6) if any provision of this constitution is or becomes inconsistent with the Listing Rules, this constitution must be treated as not containing that provision to the extent of the inconsistency.

I, the prospective Member of the Company whose name, address and occupation is set out below, hereby agree to the foregoing Constitution.

DATED 2003

NAME OF MEMBER	ADDRESS AND OCCUPATION	SIGNATURE
DONALD CLINTON STEPHENS	59 Cheltenham Street MALVERN SA 5061 Chartered Accountant	______________________

TABLE OF CONTENTS

CONSTITUTION

OF

WAYMOUTH RESOURCES LTD

Dated 2007

E

Greenberg Traurig

RECEIVED

2007 APR 18 A 9:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

12G3-2B - 82-

April 17, 2007

Office of International
Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Living Cell Technologies Limited - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Gentlemen:

The following information is presented on behalf of Living Cell Technologies Limited, a company incorporated in Australia (the "Issuer"), in order to obtain the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "1934 Act") afforded to foreign private issuers eligible under Rule 12g3-2(b) under the 1934 Act.

The Issuer also is requesting approval to maintain its eligibility for the exemption through the posting of documents on its corporate website, www.lct.com.au. Documents are also made available in real time on the website of its principal trading market, the Australian Stock Exchange (www.asx.com.au).

I. The following list describes copies of documents enclosed herewith, which the Issuer, since August 31, 2004 (the date it became publicly listed) (A) has made or is required to make public pursuant to the laws of the State of Victoria, Australia or the Commonwealth of Australia, (B) has filed or is required to file with the Australian Stock Exchange ("ASX") and which was made public by such exchange, or (C) has distributed or is required to distribute to its security holders. All information or documents furnished under paragraph (b)(1) of Rule 12g3-2(b) are furnished on the understanding that such information and documents will not be deemed "filed" with the SEC, or subject to the liabilities of Section 18 of the 1934 Act:

Fiscal Year 2007

12/04/2007 LCT to establish Level I American Depositary Receipts Program

30/03/2007 LCT reports major step forward for islet transplantation

28/02/2007 LCT Half Yearly Report Ended 31 Dec 2006

ALBANY
AMSTERDAM
ATLANTA
BOCA RATON
BOSTON
BRUSSELS*
CHICAGO
DALLAS
DELAWARE
DENVER
FORT LAUDERDALE
HOUSTON
LAS VEGAS
LONDON*
LOS ANGELES
MIAMI
MILAN*
NEW JERSEY
NEW YORK
ORANGE COUNTY
ORLANDO
PHILADELPHIA
PHOENIX
ROME*
SACRAMENTO
SILICON VALLEY
TALLAHASSEE
TOKYO*
TYSONS CORNER
WASHINGTON, D.C.
WEST PALM BEACH
ZURICH
*Strategic Alliance
Tokyo-Office/Strategic Alliance

27/02/2007 Change of Director's Interest Notice

26/02/2007 Change of Director's Interest Notice

26/02/2007 Change of Director's Interest Notice

26/02/2007 Change of Director's Interest Notice

26/02/2007 Initial Director's Interest Notice

23/02/2007 Appointment of Executive Director

14/02/2007 LCT Closes Successful Share Purchase Plan and Placement

05/02/2007 February Newsletter

02/02/2007 Underwriting of Share Purchase Plan

31/01/2007 Commitments Test Entity - Second Quarter Report

30/01/2007 To start clinical trial of Type 1 diabetes treatment

24/01/2007 Appoints CEO as Company Heads into New Phase

17/01/2007 Opens Share Purchase Plan Offer

29/12/2006 Living Cell Technologies Announces Share Purchase Plan

27/12/2006 LCT Capital Raising Update

19/12/2006 Granted Approval to Manufacture Xeno Products for Human Use

15/12/2006 Change of Director's Interest Notice

15/12/2006 Change of Director's Interest Notice

15/12/2006 Change of Director's Interest Notice

14/12/2006 Investigates possible prevention of Type 1 diabetes

08/12/2006 Change in substantial holding

07/12/2006 Change of Director's Interest Notice

07/12/2006 Change of Director's Interest Notice

07/12/2006 Change of Director's Interest Notice

30/11/2006 Change of Director's Interest Notice

24/11/2006 Progress on Funding Initiatives

24/11/2006 AGM 2006 Results

05/10/2006 Notice of general meeting

05/10/2006 Notice of general meeting

29/09/2006 Audited financial statements

22/09/2006 Change of director's interest notice

13/09/2006 Preliminary final report

31/08/2006 Initial director's interest notice

29/08/2006 Final director's interest notice

25/08/2006 New chairman & additional independent director

24/08/2006 Lodges application for clinical trial

31/07/2006 August Newsletter

27/07/2006 Commitments Test Entity - 4th Qtr Report

07/07/2006 Raises $2.8m in Fund Transaction

05/07/2006 Granted Diabetes Patent in the US

Fiscal Year 2006

01/06/2006 Response to Enquire re: Director Shareholdings

31/05/2006 Amended Change of Director's Interest Notice

31/05/2006 Change of Director's Interest Notice

16/05/2006 Change of Director's Interest Notice

15/05/2006 Change of Director's Interest Notice

02/05/2006 The Living Cell Quarterly Newsletter May 2006

28/04/2006 4C quarterly report

26/04/2006 Awarding of $2.7m investment

24/02/2006 Appointment of Charles Macek

24/02/2006 Presentation to General Meeting

24/02/2006 Results of General Meeting

16/02/2006 Reports Positive Meeting with FDA / MedSafe

09/02/2006 Ceasing to be a Substantial Holder from AXA

07/02/2006 Quarterly Newsletter from LCT

31/01/2006 Commitments Test Entity - 2nd Quarter Report

23/01/2006 Set to Raise Additional US & European Capital

23/01/2006 Notice of General Meeting/Proxy Form & Expl Memo

11/01/2006 Raises Additional Funds From US Investors

22/12/2005 Awarded $100,000 Grant by Cure Kids New Zealand PDF

21/12/2005 Awarded Grant by NZTE PDF

14/12/2005 Cell Therapy Supported Through BioEthics

08/12/2005 To meet with the US Food & Drug Administration

16/11/2005 Results of AGM

16/11/2005 AGM Presentation

27/10/2005 Commitments Test Entity - First Quarter Report PDF

26/10/2005 Quarterly Newsletter

21/10/2005 Change of Director's Interest Notice

20/10/2005 Files Pre-IND Request Letter with FDA

18/10/2005 Annual Report

18/10/2005 Notice of AGM & Proxy Form

12/10/2005 US Neuroscientist appointed Chief Scientific Officer of LCT

29/09/2005 Change of Director's Interest Notice

13/09/2005 Preliminary Final Report & Full Year Accounts

02/09/2005 Change of Director's Interest Notice

23/08/2005 Becoming a substantial holder from AXA

09/08/2005 LCT raises $2.3 million in placement

05/08/2005 The Quarterly Newsletter from Living Cell Technologies

02/08/2005 Pre-Clinical results for treating Huntingtons Disease

01/08/2005 Change of Director's Interest Notice

01/08/2005 Change of Director's Interest Notice

29/07/2005 Commitments Test Entity - Fourth Quarter Report

Fiscal Year 2005

29/04/2005 Change of Director's Interest Notice

27/04/2005 Commitments Test Entity - Third Quarter Report

26/04/2005 Quarterly Newsletter

26/04/2005 Notice of General Meeting

06/04/2005 9-Year survival of transplanted pig islet cells in Diabetic

05/04/2005 LCT Successfuly Completes Preclinical Diabetes Trial

10/03/2005 Appoints General Manager

03/03/2005 Acquires US$90m of Developed Cell Therapy Products

28/02/2005 Half Yearly Report & Half Year Accounts

24/02/2005 LCT achieves successful use of its DiaBCell Product

31/01/2005 Change of Company Secretary

28/01/2005 Commitments Test Entity - Second Quarter Report

15/12/2004 Message from the Chairman of LCT : Mr Michael Yates

29/11/2004 Change in substantial holding

29/11/2004 Change in substantial holding

29/11/2004 Change of Director's Interest Notice

22/11/2004 Change in substantial holding

22/11/2004 Change of Director's Interest Notice

22/11/2004 Change of Director's Interest Notice

22/11/2004 Initial Director's Interest Notice

04/11/2004 Long-term safety of transplanted pig cells to humans confirm

29/10/2004 Change of Registered Address & Company Secretary

29/10/2004 Commitments Test Entity - First Quarter Report

29/10/2004 Results of AGM

28/10/2004 Chairman's Address to Shareholders

27/10/2004 Completes Treatment Phase of Pre-Clinical Study -Diabetes

12/10/2004 Placement to extend R & D including Huntingtons disease

11/10/2004 LCT Treatment Protects the Brain from Damage by Huntington's

17/09/2004 Becoming a substantial holder

07/09/2004 Change of Director's Interest Notice

07/09/2004 Scientists rep successful cell implantation at intl meeting

07/09/2004 Diabetes treatment successful in pre-clinical trials

06/09/2004 Change in substantial holding

06/09/2004 Initial Director's Interest Notice

31/08/2004 Preliminary Final Report - 17/03/03 to 30/06/04

2. The Issuer's Constitution as in effect on the date hereof (under the name originally incorporated).

3. The Issuer's Annual Reports for the fiscal years ended June 30, 2004, 2005 and 2006.

II. The Issuer's ordinary shares are listed on the Australian Stock Exchange ("ASX"). The ASX requires the publication of annual, half-yearly and quarterly reports. The Company is also required by the ASX to issue press releases and make them

available to subsidiary exchanges in each Australian State as to important occurrences such as changes in directors, issuance of new securities, calls on partly paid shares, the expiry of options, dividend announcements and any other material facts which, if not disclosed, would create a false or misleading market in those shares.

Set forth on Schedule A hereto is a summary of the material ASX listing requirements and the due date for publication of those material documents required to be published.

III. The Issuer has advised us that, to the best of its knowledge (based on the residence addresses in its share register), as of April 8, 2007:

> Of the 152,846,910 issued and outstanding fully paid ordinary shares of the Issuer ("Shares"), 2,516,613 of those Shares representing 1.65 % of the issued and outstanding Shares, were held by approximately 24 United States residents. To the best of the Issuer's knowledge, these United States residents acquired their Shares during a private placement in January 2006.

IV. The Issuer has advised us that, as of April 8, 2007, the Issuer's number and classes of shares are as follows:

CLASS OF SHARES	NUMBER OF SHARES
Listed unrestricted fully paid ordinary shares	152,846,910

V. The initial public offering by the Issuer in Australia was lodged with the Australian Securities and Investment Commission and resulted in the Issuer's successful quotation of its shares on August 31, 2004.

If you have any questions in reference to this information, please contact the undersigned at (212) 801-9380.

Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter in the envelope provided for your convenience.

Very truly yours,

R Kaufman

Ross Kaufman

SCHEDULE A

MATERIAL INFORMATION MADE
PUBLIC, DISTRIBUTED OR FILED

I.	**Title:**	Preliminary Final Report lodged with ASX
	Date:	Within 2 months after the end of the Issuer's financial year ending June 30 (the "Issuer Financial Year")
	Entity:	The Australian Stock Exchange Limited
II.	**Title:**	Annual Report to Shareholders lodged with ASX
	Date:	Within 3 months after the end of the Issuer Financial Year
	Entity:	The Australian Stock Exchange Limited
III.	**Title:**	Final Annual Report to Shareholders distributed to Shareholders and (if different from II) lodged with ASX.
	Date:	Within 17 weeks after the end of the Issuer Financial Year
	Entity:	The Australian Stock Exchange Limited
IV.	**Title:**	Notice of Annual General Meeting lodged with ASX
	Date:	Annual General Meeting must be held within five months after the end of the Issuer Financial Year. The notice of such meeting must be sent to shareholders at least 28 days in advance thereof.
	Entity:	The Australian Stock Exchange Limited
V.	**Title:**	Special Interim Dividend Announcement
	Date:	No statutory date requirement
	Entity:	The Australian Stock Exchange Limited
VI.	**Title:**	Quarterly Cash Flow Report (Appendix 5B) lodged with ASX
	Date:	Within one month after the end of the first and third quarters of the Issuer Financial year

	Entity:	The Australian Stock Exchange Limited
VII.	**Title:**	Half Yearly Report to Shareholders lodged with ASX
	Date:	Within 2 months of end of the first half of the Issuer Financial Year
	Entity:	The Australian Stock Exchange Limited
VIII.	**Title:**	Stock Exchange Announcement/Media Release with respect to material developments
	Date:	Immediately
	Entity:	The Australian Stock Exchange Limited

RECEIVED
2007 APR 18 A 9:24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Living Cell Technologies Limited
PO Box 3014, Auburn VIC 3123
ABN: 14 104 028 042

LCT to Establish Level 1 American Depository Receipt Program

April 12, 2007, Melbourne, Australia:

Living Cell Technologies Limited (ASX: LCT) today announced that it will establish a Level 1 American Depositary Receipt Program (ADR), appointing The Bank of New York as its depository bank.

The establishment of an ADR program in the United States is intended to facilitate trading in LCT shares by US investors.

"We are delighted to take this initial step of bringing LCT to international investors. LCT continues to diversify and broaden its shareholder base and will continue to increase its visibility in the US market in the future," said Mr Richard Justice, LCT's Chief Financial Officer.

The Level 1 ADR program is the first step in accessing the US market and liquidity from a US investor base.

The level of awareness and interest by US shareholders in cell therapy and LCT's programs has increased in the US over the past twelve months. An ADR Program enables companies based outside of the US to participate in the US based Over the Counter (OTC) market. It helps to increase market and investor awareness in North America, to facilitate investment in the company by US investors.

"The ADR program will provide an important vehicle for the company as it furthers its international strategy and works towards clinical trials and product commercialisation," Mr Justice said.

The ADR program is being implemented as LCT enters its first diabetes clinical trial.
Establishment of the program is subject to regulatory approval in the United States.

Further information: www.lctglobal.com		
Mr Richard Justice Chief Financial Officer Mobile: +64 27 222 3806	Dr Paul Tan CEO Mobile: +61 402 716 984	Paris Brooke General Manager – LCT Mobile: + 61 407 715 574

About the ADR Program

ADRs may be used to facilitate US investment in foreign companies not listed in the US. An ADR is created when a broker purchases a company's shares on the home stock market and delivers those to the depositary's local custodian bank, which then instructs the depositary bank – The Bank of New York – to issue Depositary Receipts. These receipts may be traded freely, just like any other security, in the over-the-counter (OTC) market.

About Living Cell Technologies: www.lctglobal.com

Living Cell Technologies Ltd (ASX: LCT) are developers of live cell therapy products to treat life threatening human diseases. LCT focuses on developing treatments where healthy living cells are injected into patients to replace or repair damaged tissue, without requiring the use of toxic drugs to prevent rejection. The company's product portfolio focuses on treatments for people with insulin-dependent diabetes and neurological disorders.

Living Cell Technologies Limited
PO Box 3014, Auburn VIC 3123
ABN: 14 104 028 042

LCT Reports Major Step Forward for Islet Transplantation in Diabetes Patient
30 March, 2007, Melbourne, Australia:

Living Cell Technologies Limited (ASX: LCT) today announced it has published evidence outlining the survival and identification of live porcine islet cells and insulin production in a human patient 10 years after receiving a pig islet cell transplant.

The scientific paper published in the March issue of the international journal *Xenotransplantation* outlines how LCT has demonstrated the long-term safety, viability and function of its encapsulated porcine islets in a human patient over an extended period of time, without the use of immunosuppression.

In 1996 a 41 year old diabetic was injected with LCT's prototype diabetes product containing pig islet cells to help regulate his blood glucose levels and control of diabetes. The transplanted cells helped reduce the patient's insulin requirement by 34% for over a year, which provided better control and overall well-being. By 2005 the patient's glycated hemoglobin levels remained lower than the pre-transplant levels pointing to improved long-term control of blood glucose levels.

Ten years later the patient suggested that he was still obtaining benefit from the transplant. LCT scientists assumed that the cells would not be alive or functioning after that period of time, but the patient convinced LCT scientists to organise for a laparoscopy to check. This resulted in finding both living and functioning pig islet cells in his abdomen.

"This has never been achieved before. It is a profound step forward for safe, effective and long-term diabetes control and shows the ability for pig cells to survive inside a human for an extended period of time and without immune suppression," commented Prof Bob Elliott, LCT Medical Director.

Dr Christina Buchanan, a biochemist from the University of Auckland and an expert in insulin, conducted the analysis to ensure that the insulin detected in the patient's blood samples were unequivocally pig and not human insulin – the final proof of efficacy.

Dr John Court, a diabetologist and scientific advisor to LCT said: "This is only one patient's experience but it does show that pig cells can survive at least ten years in a micro-capsule coating and continue to release insulin into the patient's bloodstream."

LCT has significantly advanced the encapsulation process since the 1996 clinical trial and there is an even greater understanding and control over the longevity and robustness of the encapsulation process, as well as the porcine islet cells. The product is produced under a GMP manufacturing license.

LCT will be trialing the DiabeCell® pig islet cell transplant in patients in a phase I/IIa clinical trial, expected to begin in Quarter 2, 2007. In addition, LCT is awaiting approval to conduct an additional trial in New Zealand this year with a different treatment protocol. Subsequent trials in the US or Europe are intended following initial results from these studies.

The trial will involve the simple injection of encapsulated neo-natal pig islet cells into the peritoneal (abdominal) cavity of the diabetic patients. The procedure is quite simple and carried

out under local anaesthetic. Patients will then be monitored by LCT's well established protocols, which are in accordance with international xenotransplantation guidelines.

"This is strong evidence that LCT's DiabeCell® product holds significant potential to address the key issues of finding renewable donor cells and not using immunosuppression, as outlined in the National Institutes of Health (USA) and Juvenile Diabetes Research Foundation (JDRF) strategic plans," said Dr Paul Tan, LCT's CEO.

"LCT's clinical trial program intends to test three different treatment regimens, in order to find the most appropriate, long-lasting and effective transplant possible," Dr Tan said.

DiabeCell® is a porcine pancreatic cell product for the treatment of insulin-dependent diabetes. The neo-natal pig cells produce insulin and help regulate blood glucose levels appropriate to the amount of glucose detected in the blood stream of the diabetic recipient.

Extensive pre-clinical testing of DiabeCell® in animal models has shown no adverse effects with any dose or repeated transplants, extended survival of the islets, a significant reduction in insulin requirements, and prolonged insulin independence in some individual animals.

Contacts: Images available – lct@lctglobal.com Interviews with the patient can be arranged		
Dr Paul Tan CEO Mob: +61 402 716 984 Prof Bob Elliott, Medical Director Mob: +64 27 292 4177	Dr John Court Scientific Advisor +61 3 9886 0247	Paris Brooke General Manager Mob: +61 407 715 574

Further Information:

About the transplant:

- A 41 year old Caucasian male (a type 1 diabetic for 18 years) was injected with biocapsules containing porcine islets in 1996 as part of an approved clinical trial in New Zealand. The early prototype of LCT's DiabeCell® product reduced the patient's insulin dosage in the first year by as much as 34 per cent and better control of his diabetes was achieved.
- A laparoscopy nine and a half years later displayed numerous opacified capsules attached to the peritoneum. On biopsy, these capsules contained viable islets showing glucagon and sparse insulin immune staining cells.
- After an oral glucose load, a small amount of porcine insulin could be detected in the blood of the patient.

About Living Cell Technologies: www.lctglobal.com

Living Cell Technologies Ltd (ASX: LCT) develop live cell therapy products to treat life threatening human diseases. The ASX listed, vertically integrated company operates globally and focuses on developing treatments where healthy living cells are injected into patients to replace or repair damaged tissue, without requiring the use of toxic drugs to prevent rejection. The company's product portfolio focuses on treatments for people with insulin-dependent diabetes and neurological disorders.

About the journal *Xenotransplantation*:

Xenotransplantation is an international journal published bi-monthly which provides its readers with new findings in the field of organ and tissue transplantation across species barriers.
Reference to the publication online: Xenotransplantation 2007 14: 157-161.

Living Cell Technologies Ltd
Suite 2.11 / 737 Burwood Rd
Hawthorn VIC 3122
ABN: 14 104 028 042

COMPANY ANNOUNCEMENT

LCT Half Yearly Report Period Ended 31 December 2006

28 February 2007, Melbourne, Australia:

Attached is the Appendix 4D – Half Yearly Report – for Living Cell Technologies (ASX:LCT) for the six month period ended 31 December 2006, as well as an overview of the significant improvement in cash position since year end.

Living Cell Technologies (ASX:LCT) report that the consolidated operating loss after income tax for the period July 1 to December 31 2006 was $3.1 million (2005: $3.2 m). This result, being a decrease of 3%, is in line with management expectations.

During the period completed capital raising activities added $711,000 to contributed equity, with shares issued at 15 cents per share, as part of a $2.8 million financing, including a $2.1 million convertible note. A further $5.1 million in share capital was received after balance date from the proceeds of the recently completed Share Purchase Plan and private placements, all completed at 17.5 cents per share.

Grant funding received totaling $523,780 (2005: $37,094) assisted in enabling the company to increase the level of research and development expenditure. This increased in the six month period to $616,743 (2005: $422,936), an increase of $193,807, or 46% up on the comparable period last year.

Employee costs totaling $1,824,881 remained at a comparable level to the previous year ($1,809,240).

Other expenses were closely monitored and managed, enabling the total loss for the six month period to 31 December 2006 to be less than the loss for the six months to December 2005.

As at 31 December 2006, net assets were ($626,459) compared to $1,796,058 as at 30 June 2006. Cash in the bank as at 31 December 2006 was $896,333 (2005: $2,956,379).

A significant improvement in the cash position of the company has been recorded since the half-year end. In the past two months LCT has received the private placement funds of $800,000 announced just prior to period end and since then also completed a Share Purchase Plan (SPP), raising AUD$1.982 million in capital from existing Australian and New Zealand shareholders, with a further $1.018 million being taken up by clients of stock broking firm Taylor Collison. An additional placement of $1.3 million led by Taylor Collison was also completed. This additional share capital was all raised at $0.175 per share and has boosted cash reserves by $5.1 million since 31 December 2006.

With projected levels of operational expenditure, (which are anticipated to be at slightly lower levels than the historical spend, subsequent to recent restructuring as the company focuses on DiabeCell), this level of cash represents close to a further 12 months of capital requirements for the company, as it moves into clinical trials.

"The success of the SPP and recent placements supports a very much improved financial position than showing as at December 31st and enables LCT to move swiftly into its Phase I/IIa clinical trial," said LCT Chief Financial Officer Richard Justice.

The realignment of LCT's product and clinical strategy has shifted focus towards DiabeCell, which has the potential to provide shareholder returns within a shorter timeframe.

"The recent changes support a conservative projected burn rate, with considerable expenditure savings through payment of the clinical trial by LCT's Russian partner, as well as bringing all product development within the New Zealand facility," Mr Justice said.

In January, LCT announced it had received approval to start a phase I/IIa diabetes clinical trial, with the first transplants expected in Q2 this calendar year.

Further information: www.lctglobal.com	
Richard Justice, CFO Mob: +64 272 223 806	Paris Brooke, GM Mob: 0407 715 574

living cell technologies

Living Cell Technologies Limited

Consolidated Financial Statements

For the 6 months to 31 December 2006

Living Cell Technologies Limited

For the 6 months to 31 December 2006

CONTENTS

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2006 and any other public announcements made by Living Cell Technologies Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

Living Cell Technologies Limited

Directors' Report

For the 6 months to 31 December 2006

Your directors present their report on the company and its controlled entities for the half year financial period ended 31 December 2006.

This half year financial report has been prepared under Australian equivalents to IFRS.

1. Directors

The names of the directors in office at any time during, or since the end of, the period are:

Names	**Appointed/Resigned**
Michael Yates	Resigned 25 August 2006
Simon O'Loughlin	
Charles Macek	
David Collinson	
Robert Elliott	
Alfred Vasconcellos	
Laurie Hunter	Appointed 25 August 2006
Paul Tan	Appointed 23 February 2007

2. Business review

a Operating Results

The consolidated loss of the Group amounted to $3,135,247. (2005: Loss of $3,222,945).

b Review of operations

The business of Living Cell Technologies Ltd ("LCT") began in a quest for a treatment for Type 1 diabetes that would not only minimise or replace daily injections of insulin but also avoid the long term complications created by the disease.

The company has since developed into a biotech manufacturing company with a unique international infrastructure and a suite of products ready to enter human clinical trials. The company received approval just after period end for DiabeCell to enter the clinic in a trial in Russia, to adhere to FDA guidelines and monitored by a Boston-based Contract Research Organisation.

It is the view of the Board of Directors that the company is now poised to make significant progress towards the commercialisation of the company's products, resulting from the company's focus on the implantation of healthy living cells to replace, repair or regenerate diseased or damaged organs. Treatment with LCT's cell products does not require the use of toxic drugs to prevent rejection.

In addition to our lead product, DiabeCell to treat Type 1 diabetes, the company also has a product portfolio focused on treatments for neurological disorders such as Huntington's disease and also a haemophilia product in development.

2. Business review continued

b Review of operations continued

LCT's competitive advantages in the field of transplantation of living cells for the controlled, long term delivery of therapeutic proteins without immunosuppressive drugs include a specialised source of cells from a designated pathogen free herd, GMP cell processing and manufacture, proprietary alginate encapsulation technology and a strong patent position.

Importantly LCT owns its source of its cells, the specialised herd of Biocert® pigs, which are of the highest health and disease-free status.

In addition, to address the regulatory requirements for xenotransplantation, LCT has established a suite of diagnostic tests and a screening strategy for monitoring its donor herd of Biocert® pigs, maintaining their disease-free status and documenting their health data accumulated over the past 3 years. The same suite of tests also form part of a program for transplant recipients which LCT expects to be acceptable to regulatory bodies as it is now based on experience and data from patients who have received live cell transplants.

Significant Events During the Period:

5 July LCT granted US diabetes patent
LCT received a Notice of Allowance for a US patent relating to methods of preparing transplantable neo-natal porcine islets, for the treatment of diabetes.

7 July LCT raises $2.8m in fund transaction
LCT announced the closure of a AUD$2.8 million funding transaction with US and Australian institutional and retail investors, made up of $2.1 million as a convertible note and $0.7 million in share capital at 15 cents per share.

25 August LCT announces new Chairman and additional independent director
LCT announced the appointments of Mr Simon O'Loughlin as Chairman and Mr Laurie Hunter as an additional independent director.

28 August Lodged application for DiabeCell® clinical trial with MedSafe
LCT lodged an application with the New Zealand regulator MedSafe to conduct a Phase I/IIa clinical trial of its Type 1 diabetes product DiabeCell®.

19 October Granted EU diabetes patent
The European Patent Office granted LCT an EU patent relating to its porcine pancreatic islet cell product for Type 1 diabetes.

14 December Possible prevention of Type 1 diabetes with NtCell
LCT released results of early stage research which suggests its NeurotrophinCell (NtCell) product may hold the potential to prevent or delay the onset of Type I diabetes.

19 December Approval to manufacture xeno products for human use
The New Zealand Government issued LCT with a licence to manufacture a novel animal cell product for humans under Good Manufacturing Practice (GMP).

2. Business review continued

b Review of operations continued
Fundraising

The period included significant investment and roadshow activity to institutional investors in the US and Europe, as well as Australasia. In addition to the $2.8m funding transaction completed in the reporting period, LCT also announced the closing of a private placement to raise $800,000 at 17.5 cents per share in December 2006, with the funds received after balance date in January 2007.

In late December 2006 LCT also announced a Share Purchase Plan (SPP) offer to existing shareholders. Closure of the SPP after the period resulted in a successful raising of AUD$1.982 million in capital from eligible Australian and New Zealand shareholders. A further $1.018 million was taken up by clients of stock broking firm Taylor Collison, persuant to an underwriting agreement, resulting in total proceeds from the SPP of $3 million.

In addition to the SPP, an additional placement of $1.3 million, led by Taylor Collison, was completed at $0.175 per share in January 2007.

These post balance date share capital receipts totaled $5.1 million.

The funds raised will be used as working capital to drive the first phase of LCT's clinical trial strategy for its DiabeCell® product in two jurisdictions.

Grants

In the half-year, LCT was able to claim funds available under the successful TBG FRST and NZTE grants to the value of $524,000. These grants extend through to May 2007 and May 2008 respectively.

Funds Used For:

DiabeCell®

The DiabeCell® Type 1 diabetes treatment has been approved for a Phase I/IIA clinical trial in Russia designed according to FDA guidelines and monitored by a Boston-based Contract Research Organisation. The trial may enable an expedited route to commercialisation within the region. The clinical trial is being funded via LCT's Russian partner.

LCT's intention is to conduct more than one Phase I/IIA clinical trial. LCT plans to test a different dose and protocol for administering DiabeCell® in a separate New Zealand trial. After preliminary consultation with MedSafe, LCT has lodged an application with the NZ regulator to conduct a Phase I/IIa clinical trial of DiabeCell® on eight long-standing Type 1 (insulin-dependent) diabetics. The different study designs will expedite the selection of a safe and optimal clinical protocol for using DiabeCell®.

The company continues to hold a dominant position amongst competitors in this field. This is currently the only human clinical trial of this kind approved anywhere in the world and recognises LCT's thorough pre-clinical testing of the product.

2. Business review continued

b Review of operations continued

NeurotrophinCell

The NeurotrophinCell product continues development (including exploring other indications of use such as diabetes prevention and hearing loss), although further resources will be placed into DiabeCell® to support the product with the greatest potential to obtain near-term revenues.

Discovery Program

Living Cell Technologies possesses a technology platform and unique and safe cell supply applicable to the treatment of a number of disease areas.

A number of research programs remain active and include the treatment of haemophilia, stroke, Amyotrophic Lateral Sclerosis (ALS) and the rehabilitation of the auditory nerve. These programs are drawing upon the international expertise of Brown University, The Florey Neurosciences Institute and The Bionic Ear Institute.

Intellectual Property

LCT's portfolio of patents and patent applications are in series that encompass the use of porcine cells for the treatment of diabetes and CNS disorders, methods of encapsulating cells and selective breeding of pigs suitable as a source of tissues for human therapeutics.

Presently, LCT has 34 patents filed and in prosecution.

Filing of patents receives close attention with the company taking independent professional advice for appropriate protection of the company's intellectual property. The intellectual property portfolio is current and relevant to the purposes of the business.

Licensing

With the use of LCT's biocapsule technology, a variety of cell types are able to be transplanted and function in the human body for extended periods of time without the use of immunosuppressive drugs.

In addition, LCT is investigating the potential market opportunities for its porcine tissues, as well as licensing opportunities for its pipeline products.

The encapsulation process has also been scaled for manufacture within LCT's accredited GMP (Good Manufacturing Practice) facility and provides a future out-licensing opportunity for the company.

Awareness Building

The period has seen an increased interaction with the investment community of the company's new strategic direction and market opportunity for live cell therapy.

LCT has increased its engagement with the local and international biotech communities reflecting the company's progress in advancing its product portfolio into clinical trials. Ongoing media coverage, investor road shows and presentations of scientific papers have created a better understanding of LCT's technology and business model.

A significant commitment has been placed in building relationships with the investment banking community in the United States and Europe to help establish long-term support for the company as it approaches commercialisation.

Living Cell Technologies Limited

Directors' Report

For the 6 months to 31 December 2006

c After Balance Date Events

19 January 2007 New shares issued
4,870,000 fully paid ordinary shares were issued to sophisticated investors, at 17.5 cents per share, in relation to the capital raising of $800,000 announced on 27th December 2006.

24 January 2007 Paul Tan appointed as CEO
Dr Paul Tan was appointed to the role of Group CEO subsequent to the resignation of the previous CEO, Mr David Collison, due to health reasons.

30 January 2007 LCT to start clinical trial of Type 1 diabetes treatment
Approval for a Phase I/IIA clinical trial of the company's DiabeCell product was announced. The trial is to be conducted in Russia and is designed to FDA guidelines and will be monitored by a Boston-based Contract Research Organisation.

14 February 2007 LCT raises $4.3million
LCT announced the closure of a successful Share Purchase Plan and a Private Placement, with the shares priced at 17.5 cents, raising a total of $4.3million in the process. As part of the clinical focus towards commercialising DiabeCell as soon as possible, LCT also announced it was in the process of downsizing its US operations and shifting its neurological program to its New Zealand facilities.

23 February 2007 Additional Director appointed
Dr. Paul Tan, the LCT's Ceo, was appointed to the Board Of Directors, as an Executive Director of the company.

Except for the above, no other matters or circumstances have arisen since the end of the financial period which significantly affected or may significantly affect the operations of the Group, the results of those operations or the state of affairs of the Group in future financial years.

Auditor's Independence Declaration

A copy of the auditor's independence declaration as required under Section 307C of the Corporations Act is set out on page 6.

Signed in accordance with a resolution of the Board of Directors:

Director: ....

S. O'Loughlin

Dated **28 February 2007**

PKF

Chartered Accountants
& Business Advisers

Auditor's Independence Declaration

To the Directors of Living Cell Technologies Limited:

I declare that, to the best of my knowledge and belief, in relation to the review for the half-year ended 31 December 2006, there have been:

i. no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the review; and

ii. no contraventions of any applicable code of professional conduct in relation to the review.

PKF

PKF
Chartered Accountants

Arthur Milner
Partner

Sydney, 28 February 2007

Tel: 61 2 9251 4100 | Fax: 61 2 9240 9821 | www.pkf.com.au
New South Wales Partnership | ABN 83 236 985 726
Level 10, 1 Margaret Street | Sydney | New South Wales 2000 | Australia
DX 10173 | Sydney Stock Exchange | New South Wales

Living Cell Technologies Limited

Condensed Consolidated Income Statement

For the Period Ended 31 December 2006

	Note	December 31 2006 $	December 31 2005 $
Revenue - trading	2	**412**	1,404
Other revenue	2	**565,744**	93,305
Employee costs		**(1,824,881)**	(1,809,240)
Depreciation, amortisation and impairments		**(91,139)**	(79,321)
Finance costs		**(142,333)**	(226)
Freight and cartage		**(13,322)**	(7,473)
Advertising		**(7,679)**	(13,190)
Research and development costs		**(616,743)**	(422,936)
Lease rentals on operating lease		**(182,711)**	(151,560)
Travel - overseas		**(108,788)**	(142,957)
Consulting and professional fees		**(293,307)**	(483,239)
Printing and stationery		**(30,164)**	(36,884)
Telephone and fax		**(56,049)**	(38,347)
Other expenses		**(334,287)**	(132,281)
Loss before income tax from continuing activities		**(3,135,247)**	(3,222,945)
Income tax expense		**-**	-
Loss from continuing activities attributable to members of the parent entity		**(3,135,247)**	(3,222,945)

Earnings Per Share:

Continuing operations:

Basic & diluted earnings per share (cents per share)	**(2.56)**	(3.20)

The weighted average number of ordinary shares on issue and used in the calculation of basic earning per share was 122,387,623 (2005: 100,408,145)

The above Income Statement should be read in conjunction with the accompanying Notes and the 30 June 2006 Annual Report.

Living Cell Technologies Limited

Condensed Consolidated Balance Sheet

As At 31 December 2006

	Note	December 31 2006 $	June 30 2006 $
ASSETS			
Current assets			
Cash and cash equivalents		**896,333**	2,956,379
Trade and other receivables		**29,030**	1,277
Inventories		**34,294**	32,488
Other assets		**9,242**	12,430
Total current assets		**968,899**	3,002,574
Non-current assets			
Property, plant and equipment		**974,674**	949,361
Biological assets		**335,127**	306,229
Total non-current assets		**1,309,801**	1,255,590
TOTAL ASSETS		**2,278,700**	4,258,164
LIABILITIES			
Current liabilities			
Trade and other payables		**785,263**	512,753
Interest bearing liabilities		**2,029,613**	-
Provisions		**90,283**	61,935
Total current liabilities		**2,905,159**	574,688
Non-current liabilities			
Interest bearing liabilities		**-**	1,887,418
Total non-current liabilities		**-**	1,887,418
TOTAL LIABILITIES		**2,905,159**	2,462,106
NET ASSETS		**(626,459)**	1,796,058
EQUITY			
Contributed equity	3	**25,226,841**	24,685,152
Reserves	4	**839,775**	654,247
Accumulated losses	4	**(26,693,075)**	(23,543,341)
TOTAL EQUITY		**(626,459)**	1,796,058

The above Balance Sheet should be read in conjunction with the accompanying Notes and the 30 June 2006 Annual Report.

Living Cell Technologies Limited

Condensed Consolidated Statement of Changes in Equity

For the Period Ended 31 December 2006

December 31 2006

	Contributed Equity $	Accumulated Losses $	Foreign Currency Translation Reserve	Option Reserve $	Convertible Instruments Reserve $	Total $
Balance at 1 July 2006	24,685,152	(23,543,341)	27,389	549,474	77,384	1,796,058
Shares issued during the year	711,292	-	-	-	-	711,292
Loss attributable to members of the parent entity	-	(3,135,247)	-	-	-	(3,135,247)
Transaction costs	(169,603)	-	-	-	-	(169,603)
Adjustments from translation of foreign controlled entities	-	(14,487)	(30,092)	-	-	(44,579)
Option reserve on recognition of options expense	-	-	-	215,620	-	215,620
Sub-total	541,689	(3,149,734)	(30,092)	215,620	-	(2,422,517)
Balance at 31 December 2006	25,226,841	(26,693,075)	(2,703)	765,094	77,384	(626,459)

December 31 2005

	Contributed Equity $	Accumulated Losses $	Foreign Currency Translation Reserve	Option Reserve $	Convertible Instruments Reserve $	Total $
Balance at 1 July 2005	19,536,574	(16,730,364)	-	329,344	-	3,135,554
Loss attributable to members of the parent entity	-	(3,222,944)	-	-	-	(3,222,944)
Shares issued during the year	4,999,002	-	-	-	-	4,999,002
Transaction costs	(87,415)	-	-	-	-	(87,415)
Adjustments from translation of foreign controlled entities	-	-	(1,060)	-	-	(1,060)
Option reserve on recognition of options expense	-	-	-	208,486	-	208,486
Sub-total	4,911,587	(3,222,944)	(1,060)	208,486	-	1,896,069
Balance at 31 December 2005	24,448,161	(19,953,308)	(1,060)	537,830	-	5,031,623

The above Statement of Changes in Equity should be read in conjunction with the accompanying Notes and the 30 June 2006 Annual Report.

Living Cell Technologies Limited

Condensed Consolidated Cash Flow Statement

For the Period Ended 31 December 2006

	December 31 2006 $	December 31 2005 $
Cash from operating activities:		
Receipts from customers & government grants	**524,244**	38,143
Payments to suppliers and employees	**(3,218,814)**	(2,905,726)
Dividends received	**402**	76
Interest received	**41,540**	56,274
Finance costs	**(138)**	(226)
Net cash provided by (used in) operating activities	**(2,652,766)**	(2,811,459)
Cash flows from investing activities:		
Acquisition of property, plant and equipment	**(116,452)**	(178,437)
Net cash provided by (used in) investing activities	**(116,452)**	**(178,437)**
Cash flows from financing activities:		
Proceeds from issue of shares	**711,292**	4,999,002
Repayment of borrowings	**-**	(18,180)
Payment of transaction costs	**(2,120)**	(87,415)
Net cash provided by (used in) financing activities	**709,172**	4,893,407
Net increase (decreases) in cash held	**(2,060,046)**	1,903,511
Cash and cash equivalents at beginning of the period	**2,956,379**	2,552,582
Cash at end of the period	**896,333**	4,456,093

The above Statements of Cash Flows should be read in conjunction with the accompanying Notes and the 30 June 2006 Annual Report.

Living Cell Technologies Limited

Notes to the Condensed Consolidated Financial Statements

For the Period Ended 31 December 2006

1 Basis of Preparation of Half-Year Financial Report

This general purpose financial report for the interim half-year ended 31 December 2006 has been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting, other mandatory professional reporting requirements (Australian Accounting Interpretations), other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2006 and any other public announcements made by Livng Cell Technologies Ltd during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001. The same accounting policies have been followed as those applied in the financial report for the year ended 30 June 2006.

The financial report has been prepared on the basis that the Group is a going concern. The directors recognise that, as with other research based companies, there is a significant going concern risk associated with the Group. However, the Directors consider the going concern basis of preparation is appropriate because they are confident that the Group will be able to secure sufficient investment funding to enable the Group to continue to meet business objectives. In this regard, initiatives being taken include capital raising initiatives focused on raising additional share capital from accredited investors, predominantly existing shareholders, high net worth individuals and qualified professional investors.

Since 31 December 2006 the company has received $5.1 million in proceeds from capital raising activity from two private placements, as well as an underwritten share purchase plan, with share subscriptions received from existing shareholders.

2 Income

	Note	December 31 2006 $	December 31 2005 $
- sale of goods		**412**	1,404
- Interest income		**41,540**	56,122
- Dividend income		**402**	76
- Donations		**22**	13
- Grants		**523,780**	37,094
Other Income		**566,156**	94,709

3 Issued Capital

(a) Issued and paid up capital

	December 31 2006 $	June 30 2006 $
- - Ordinary shares fully paid	**25,226,841**	24,685,152
Total	**25,226,841**	24,685,152

(b) Authorised Capital

The authorised share capital of the company is 123,416,800 ordinary shares of nil par value.

Ordinary shares entitle the holder to receive dividends as declared and, in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the company.

(c) Movements in shares on issue

	31 December 2006 Number of shares	31 December 2006 $	30 June 2006 Number of shares	30 June 2006 $
Description Title				
Beginning of the financial year	118,639,933	24,685,152	92,840,681	19,536,574
Issued during the year				
- private share issues	4,539,947	680,992	25,162,455	5,281,225
- contractors fees	136,920	20,538	636,797	146,261
- options exercised	100,000	21,000	-	-
Transaction costs in capital raising	-	(180,841)	-	(278,908)
Total	**123,416,800**	**25,226,841**	**118,639,933**	**24,685,152**

4 Share capital and reserves

(a) Total equity

	December 31 2006 $	June 30 2006 $
Share capital		
Share capital - Ordinary	25,226,841	24,685,152
Total	25,226,841	24,685,152
Reserves		
Foreign currency translation reserve	(2,703)	27,389
Option reserve	765,094	549,474
Convertible instruments reserve	77,384	77,384
Total	839,775	654,247
Accumulated losses		
Opening balance	(23,543,341)	(16,730,364)
Translation adjustment	(14,487)	6,634
Net loss for the period	(3,135,247)	(6,819,611)
Total	(26,693,075)	(23,543,341)
Total Equity	(626,459)	1,796,058

(b) Reserves

The foreign currency translation reserve comprises all translation exchange differences arising on the retranslation of opening net assets together with differences between income statements translated at average and closing rates.

The option reserve reflects the accumulated costs associated with the granting of options to directors and staff.

The convertible instruments reserve is the total of amounts recognised as equity associated with convertible notes issued by the company.

5 Segment Reporting

(a) Segment products and locations

The company operates one business segment of research and development and product development into living cell technologies. Geographically, the majority of the research and development was performed in New Zealand and the balance was performed in the USA. The corporate office is located in Australia.

(b) Geographical Segments

	New Zealand		USA		Australia		Eliminations		Consolidated	
	December 31 2006	December 31 2005	December 31 2006	December 31 2005	December 31 2006	December 31 2005	December 31 2006	December 31 2005	December 31 2006	December 31 2005
	$	$	$	$	$	$	$	$	$	$
Revenue	$ 1,624,169	$ 1,332,719	$ 923,051	$ 898,028	$ 57,356	$ 166,231	$ (2,038,420)	$ (2,302,269)	$ 566,156	$ 94,709
Result	$ (218,999)	$ 14,075	$ (74,201)	$ 89,822	$ (2,788,031)	$ (3,327,250)	$ (54,016)	$ 408	(3,135,247)	(3,222,945)

(c) Accounting Policies

Segment revenues and expenses are those directly attributable to the segments. Segment assets include all assets used by a segment and consist principally of cash, receivables, inventories, and property, plant and equipment, net of allowances and accumulated depreciation. Segment liabilities consist principally of payables, employee benefits, accrued expenses, provisions and borrowings.

6 Subsequent events

Issuance of shares

In January 2007, subsequent to balance date 31 December 2006, the company received $800,000 in additional share capital, from the proceeds of a private placement, with shares to be issued at 17.5 cents per share.

In early February 2007 the company received a further $4.3 million in additional share capital, from the proceeds of a share purchase plan and a subsequent private placement, with the shares to be issued at 17.5 cents per share.

The financial effect of the above events, increasing cash and contributed equity by $5.1 million has not been recognised in the Balance Sheet as at 31 December 2006.

7 Company Details

The registered office of the company is:
Living Cell Technologies Limited
Level 5, NAB House
255 George Street
Sydney NSW 2001

8 Contingent Liabilities

Contingent Liabilities as at 31/12/2006 Nil (30/06/2006 Nil)

9 Controlled Entities

	Country of incorporation	Equity Holding 31/12/2006 %	Equity Holding 31/12/2005 %
Name of Parent Entity:			
Living Cell Technologies Ltd	Australia		
Name of Subsidiaries:			
Living Cell Products Pty Ltd	Australia	**100**	100
LCT Australia Pty Ltd	Australia	**100**	100
Living Cell Technologies New Zealand Ltd	New Zealand	**100**	100
Pancell New Zealand Ltd	New Zealand	**100**	100
LCT BioPharma Inc	USA	**100**	100
Fac8Cell Pty Ltd	Australia	**100**	100
DiaBcell Pty Ltd	Australia	**100**	100
NeurotrophinCell Pty Ltd	Australia	**100**	100

Directors' Declaration

The directors declare that the financial statements and notes set out on pages 7 to 15:

(a) Comply with Accounting Standards AASB 134: Interim Financial Reporting and the Corporations Regulations and other mandatory professional reporting requirements; and

(b) Give a true and fair view of the Consolidated Entity's financial position as at 31 December 2006 and of their performance, as represented by the results of its operation and its cash flows, for the half-year ended on that date.

In the directors' opinion:

(a) The financial statements and notes are in accordance with the Corporations Act 2001; and

(b) There are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

Director ....
S. O'loughlin

Dated **28 February 2007**

PKF

Chartered Accountants
& Business Advisers

INDEPENDENT AUDITOR'S REVIEW REPORT
To the members of Living Cell Technologies Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying consolidated half-year financial report of Living Cell Technologies Limited, which comprises the condensed balance sheet as at 31 December 2006, and the condensed income statement, condensed statement of changes in equity and condensed cash flow statement for the half-year ended on that date, selected explanatory notes and the directors' declaration.

Directors' Responsibility for the Half-Year Financial Report

The directors of Living Cell Technologies Limited are responsible for the presentation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of Living Cell Technologies Limited's financial position as at 31 December 2006 and its performance for the half year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As the auditor of Living Cell Technologies Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001*.

PKF

Chartered Accountants
& Business Advisers

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Living Cell Technologies Limited is not in accordance with the *Corporations Act 2001* including:

(a) giving a true and fair view of the Living Cell Technologies Limited's financial position as at 31 December 2006 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 Interim Financial Reporting and Corporations Regulations 2001.

PKF

PKF

Arthur Milner
Partner

Sydney, 28 February 2007

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	LIVING CELL TECHNOLOGIES LTD
ABN	104 028 042

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MR CHARLES MACEK
Date of last notice	23 MARCH 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	INDIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	22 FEBRUARY 2007
No. of securities held prior to change	300,000 ORDINARY SHARES (HELD BY KATHMANDU INVESTMENTS ATF EXCALIBUR NATIONAL PRIVATE SUPERFUND)
Class	ORDINARY SHARES
Number acquired	28,571
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$0.175

+ See chapter 19 for defined terms.

No. of securities held after change	328,571 ORDINARY SHARES (HELD BY KATHMANDU INVESTMENTS ATF EXCALIBUR NATIONAL PRIVATE SUPERFUND)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	SHARE PURCHASE PLAN OFFER

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	LIVING CELL TECHNOLOGIES LTD
ABN	104 028 042

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MR ROBERT BARTLETT ELLIOTT
Date of last notice	15 DECEMBER 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	22 FEBRUARY 2007
No. of securities held prior to change	2,116,638 ORDINARY SHARES (HELD BY ROBERT BARTLETT ELLIOTT) 537,500 OPTIONS – CLASS A EXPIRING 30/06/2010 1,485,800 OPTIONS – CLASS B EXPIRING 30/06/2010 350,000 OPTIONS - EXERCISABLE AT $0.30 PER SHARE, VESTING ON 9 MARCH 2007 AND EXPIRING ON 9 MARCH 2009 625,000 ORDINARY SHARES (HELD BY PANCELL LIMITED)
Class	ORDINARY SHARES

+ See chapter 19 for defined terms.

Number acquired	28,571
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$0.175
No. of securities held after change	2,145,209 ORDINARY SHARES (HELD BY ROBERT BARTLETT ELLIOTT) 537,500 OPTIONS – CLASS A EXPIRING 30/06/2010 1,485,800 OPTIONS – CLASS B EXPIRING 30/06/2010 350,000 OPTIONS - EXERCISABLE AT $0.30 PER SHARE, VESTING ON 9 MARCH 2007 AND EXPIRING ON 9 MARCH 2009 625,000 ORDINARY SHARES (HELD BY PANCELL LIMITED)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	SHARE PURCHASE PLAN OFFER

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	LIVING CELL TECHNOLOGIES LTD
ABN	104 028 042

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MR SIMON THOMAS O'LOUGHLIN
Date of last notice	2 SEPTEMBER 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	22 FEBRUARY 2007
No. of securities held prior to change	10,000 ORDINARY SHARES (HELD BY SIMON O'LOUGHLIN < NICHOLAS O'LOUGHLIN A/C>) 200,000 ORDINARY SHARES (HELD BY SIMON THOMAS O'LOUGHLIN) 150,000 OPTIONS @ $0.30 exp 15/11/201
Class	ORDINARY SHARES
Number acquired	57,142

+ See chapter 19 for defined terms.

Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$0.175
No. of securities held after change	38,571 ORDINARY SHARES (HELD BY SIMON O'LOUGHLIN < NICHOLAS O'LOUGHLIN A/C>) 228,571 ORDINARY SHARES (HELD BY SIMON THOMAS O'LOUGHLIN) 150,000 OPTIONS @ $0.30 exp 15/11/2010
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	SHARE PURCHASE PLAN OFFER

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	LIVING CELL TECHNOLOGIES LTD
ACN	104 028 042

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	PAUL TAN
Date of appointment	23 FEBRUARY 2007

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
128,571 FULLY PAID ORDINARY SHARES
300,000 OPTIONS EXERCISABLE AT $0.30 EACH EXPIRING 15/11/2010

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
N/A	

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Living Cell Technologies Ltd
Suite 2.11 / 737 Burwood Rd
Hawthorn VIC 3122
ABN: 14 104 028 042

COMPANY ANNOUNCEMENT

23 February 2007

Appointment of Executive Director

Directors are pleased to announce that Dr Paul Tan, CEO, has today been appointed an Executive Director of the Company.

By order of the Board

N J V Geddes

Further information:		
Richard Justice Chief Financial Officer Tel: +64 9 276 2690 Mob: +64 272 223 806	Nick Geddes Company Secretary Tel: +61 2 9252 1933	Paris Brooke General Manager – LCT Tel: +61 3 9813 5501 Mobile: + 61 407 715 574

About Living Cell Technologies: www.lctglobal.com

Living Cell Technologies Ltd (ASX: LCT) develop live cell therapy products to treat life threatening human diseases. The ASX listed, vertically integrated company operates globally through offices in New Zealand, Australia and the United States. LCT focuses on developing treatments where healthy living cells are injected into patients to replace or repair damaged tissue, without requiring the use of toxic drugs to prevent rejection. The company's product portfolio focuses on treatments for people with Huntington's disease, insulin-dependent diabetes and haemophilia.

Living Cell Technologies Ltd
Suite 2.11 / 737 Burwood Rd
Hawthorn VIC 3122
ABN: 14 104 028 042

COMPANY ANNOUNCEMENT

LCT closes successful Share Purchase Plan and Placement raising $4.3 million as it unfolds new clinical strategy

14 February 2007, Melbourne, Australia:

Living Cell Technologies (ASX:LCT) announced today that it has closed its Share Purchase Plan (SPP) offer to a total value of AUD$3 million, as well as an additional private placement of $1.3 million in capital.

The SPP raised AUD$1.982 million in capital from eligible Australian and New Zealand shareholders, with a further $1.018 million being taken up by clients of stock broking firm Taylor Collison, who underwrote the SPP. This represents 17, 142, 857 new ordinary shares in the company, to bring the total number of shares held to 145 million.

In addition to the SPP, an additional placement of $1.3 million led by Taylor Collison has been completed at $0.175 per share, as approved by shareholders at the General Meeting in November 2006.

"LCT is extremely pleased at the high level of support and interest shown in the company through the SPP," said Dr Paul Tan, LCT's CEO.

During the SPP, LCT announced it has received approval to start a phase I/IIa diabetes clinical trial, with the first transplants expected in Q2 this calendar year.

"The SPP boosts LCT's cash reserves and positions the company well to undertake its strong clinical program in 2007," Dr Tan said.

The phase I/IIa diabetes clinical trial is being paid in full by LCT's Russian clinical trial partner. The trial will be managed by Boston-based Contract Research Organisation, GenyResearch. LCT will supply the biocertified encapsulated pig cells for transplant.

Under the Share Purchase Plan, Australian and New Zealand eligible shareholders were able to purchase up to $5,000 worth of new shares. The raised funds are intended for working capital to drive the first phase of LCT's clinical trial program in two jurisdictions.

As part of the clinical focus towards commercialising DiabeCell as soon as possible, LCT has downsized its US operations and shifted its neurological program to its NZ facilities.

LCT's NeurotrophinCell product will continue to be developed, although the company's main focus and resources will be placed into DiabeCell, which may provide shareholder returns within a shorter timeframe.

"LCT is in a lead position in xeno cell therapy - with MedSafe certified manufacturing, the company's own biocertified pig herds and a robust clinical trial program aimed at commercialising the diabetes product as soon as possible," Dr Tan said.

Further information: www.lctglobal.com		
Dr Paul Tan, CEO Mob: 0402 716 984	Richard Justice, CFO Mob: +64 272 223 806	Paris Brooke, GM Mob: 0407 715 574

The Living Cell

A quarterly newsletter from Living Cell Technologies **February issue 2007**

Chairman's message

I am delighted to announce that LCT has received confirmation that it will undertake a human clinical trial of its DiabeCell® product in 2007. Ethical and regulatory approval has been obtained in Russia for a two stage clinical trial in six Type 1 (insulin-dependent) diabetics. This is a significant milestone for the company and firmly positions LCT at the forefront of the xeno cell therapy field. The directors are pleased to also be able to offer shareholders the opportunity to purchase additional shares in the company through the share purchase plan. These shares are available at a discount to the current market price and at a time when the company is at a pivotal stage in terms of its development and ability to return value.

We have maintained a clear strategic goal of ensuring our lead product enters human clinical trials in 2007. As a global company, we are preparing our products for the global market. We will ensure all clinical trials are conducted according to FDA guidelines regardless of the jurisdiction in which they are undertaken. A separate contract has also been signed with the Boston-based Contact Research Organisation GenyResearch to ensure all aspects of the protocols, data analysis and management are conducted according to these standards.

Our application to the regulator MedSafe to conduct a clinical trial for our type 1 diabetes product (DiabeCell®) in New Zealand is still on track. The December announcement of the licence from the New Zealand Government to manufacture a novel animal cell product for humans under Good Manufacturing Practice (GMP) was the first and most fundamental part in a three step process to obtain approval for a human clinical trial in New Zealand in 2007. LCT must now receive a 'Recommend for Approval' from MedSafe to conduct the clinical trial and final ethics approval.

The New Zealand DiabeCell® trial will cover slightly different protocols and endpoints and remains an important part of our regulatory strategy. A US FDA clinical trial is planned for halfway through this current clinical trial program.

I wish to thank all LCT shareholders for their support of the company. Obtaining approval for a human clinical trial for DiabeCell® is a significant milestone in the company's history. A final thanks must also go to David Collinson for his immense contribution as founder and CEO of the company. His hard work and dedication has driven LCT to this crucial stage of its development. We now await the various stages of the human clinical trial with great enthusiasm.



Simon O'Loughlin
Chairman

Investor highlights

30 January Diabetes clinical trial approved

LCT have announced its DiabeCell® Type 1 diabetes treatment has received approval to conduct a Phase I/IIA clinical trial in Russia designed according to FDA guidelines and supported by a Boston-based Contract Research Organisation.

The clinical trial in Russia would involve the transplantation of DiabeCell® into six Type 1 (insulin-dependent) diabetics in two stages. It is anticipated that the trial would start in Q2 2007.

> "The approval of the DiabeCell® human clinical trial is a significant milestone for this new treatment option for type 1 diabetes. This represents the only human clinical trial of this kind approved anywhere in the world and recognises LCT's thorough pre-clinical testing of the product in animal models showing no adverse safety effects and a significant reduction in insulin requirements."

Dr John Court, scientific advisor to LCT and clinician in endocrinology.

The 12-month phase I/IIA trial will be conducted by Professor Nikolai Skaletsky at a research hospital in Moscow. Under the agreement, LCT will retain all IP and commercial rights to the product. Some rights for a licence to commercialise the product in Russia with LCT are provided for the Institute under the agreement. ▶

Breaking news

24 January

Dr Paul Tan Appointed LCT CEO

Dr Paul Tan was appointed Chief Executive Officer of Living Cell Technologies on 24 January, 2007.



Previously LCT Managing Director of NZ Operations, he has had wide experience on all aspects of assessment and selection of products for commercialisation, expansion of intellectual property, product development and managing critical paths, timelines and establishing and managing international partnerships. Dr Tan is a member of the Management Committee of the Auckland branch of NZBio, and sits on the Ministry of Health Interim Expert Committee for Xenotransplantation.

Investor highlights continued

19 December LCT granted approval to manufacture xeno products for human use

The New Zealand Government issued LCT with a licence to manufacture a novel animal cell product for humans under Good Manufacturing Practice (GMP).

The NZ regulator MedSafe issued a formal letter to LCT recommending a Licence to Manufacture Medicines be issued which will allow the use of its xenotransplant products in human patients.

This is the first and most fundamental part in a three step process to obtain approval for a human clinical trial in New Zealand in 2007.

14 December Possible prevention of type 1 diabetes

LCT released results of early stage research which suggests its NeurotrophinCell (NtCell) product may hold the potential to prevent or delay the onset of Type I diabetes. LCT injected choroid plexus cells from neo-natal pigs encapsulated in alginate into a non-obese diabetic (NOD) mouse model of Type 1 diabetes. The cell product was effective in protecting insulin secreting beta cells and preventing the onset of diabetes.

While the study is still at a very early stage, the initial indications are positive and will form part of LCT's future product development plans.

1 December Additional pig facility planned

LCT has held talks with businesses in New Zealand to build an additional disease free pig facility to help the company grow and extract cells and tissue for clinical trials and eventually the manufacture of other medical products. The site will also minimise LCT's risk by further diversifying the company's pig housing facilities.



▲ First islet cells manufactured in New Zealand under the newly awarded GMP accreditation.

Financial highlights – in brief

17 January Share Purchase Plan Offer Opens

LCT lodged the documentation for its share purchase plan with the Australian Stock Exchange (ASX) and announced the offer would remain open until 5 February 2007.

Australian and New Zealand eligible shareholders who hold shares in LCT at the record date of 10 January 2007 may purchase up to $5,000 worth of new shares (subject to a minimum application of $500) regardless of the number of LCT shares they currently hold.

The funds from the share purchase plan will assist in financing the clinical trial strategy for LCT's type 1 diabetes product DiabeCell®. ▶



Talking with a leader

Dr Paul Tan, CEO, Living Cell Technologies

We speak with Dr Paul Tan about the upcoming clinical trial in Russia.

Why will the trial be conducted in Russia?

LCT has always aimed to begin its clinical trial program in 2007. The Russia trial will be conducted in accordance with FDA guidelines and will be performed at the ANO - Institute of Biomedical Research in Moscow. Prof Nikolai Skaletsky and the hospital have extensive experience in organ transplantation and also xenotransplantation, having performed over a thousand animal cell transplants in patients.

How will LCT ensure the trial follows FDA guidelines?

Both LCT and Prof Skaletsky wish to ensure that the quality of the study data and reports are to a standard acceptable to other international regulatory jurisdictions, as are the studies in Russia conducted by international pharmaceutical companies.

Geny Research Group Inc, based in Boston, USA has experience conducting clinical trials in Russia for Hoffmann La Roche and Sanofi Aventis and is fully licensed by the Ministry of Health of Russian Federation. It will be the Contract Research Organization (CRO) supervising, monitoring and reporting on the study in Russia and will act as the project manager to ensure all elements of the trial adhere to approved FDA standards. They will oversee the protocols used and be

continued on page 3 ▶

Talking with a leader

continued from page 2

responsible for all data analysis and management and provide a trial report that may be submitted along with data from international studies for regulatory approval in any jurisdiction.

Dr Olga Garkavenko, a senior scientist at LCT and expert on pig viruses, is of Ukraine origins and will be able to serve as an excellent in-house Russian interpreter.

What is the likely starting date?

Two patients have already been identified as suitable for the study and are able to be recruited. They will have to follow a strict clinical protocol to document the control of their diabetes for at least two months and they are expected to receive the first transplants in Q2 2007.

What will the trial design be?

LCT will conduct a 12 month trial, beginning with an initial transplant of a half dose and then a second transplant six months later with the second half dose. There is some data to suggest that two small doses may be more effective than transplanting one single larger dose. In Russia, Prof Skaletsky has given three rabbit islet transplants to his patients to obtain clinical benefit.

The trial will assess the occurrence of hypoglycaemic episodes and the occurrence of perioperative reactions. The primary endpoint will be to see a reduction in HbA1c levels over a 12 month post-transplant period.

There will be 6 adult patients treated, females will be over 35 years old and males all over 25 years of age. The candidates must have had type 1 diabetes for at least 10 years with no other complications, given their consent to participate and agree to all the follow up monitoring for a period of up to 12 months.

Are there any other clinical trials planned for 2007?

As a company at the forefront of the xeno-cell therapy industry – and clearly 12 months ahead of the competition – LCT's intention is to conduct more than one Phase I/IIA Clinical Trial. It is still LCT's plan to test a different dose and protocol for administering DiabeCell® in a separate New Zealand trial. The different study designs would expedite the selection of a safe and optimal clinical protocol for using DiabeCell® in the clinic.

Financial highlights – in brief continued...

27 December Capital Raising Update

LCT announced further funding arrangements to boost share capital, in order for the company to take advantage of its accelerated clinical program. The Australian share broking firm Taylor Collison agreed to lead a placement of $800,000 at 17.5 cents per share with Australasian based sophisticated investors, as additional funding for the company.

These funds will be utilised for operations including further clinical trials, development and commercialisation efforts for the company's lead products.

24 November Annual General Meeting

LCT Chief Executive Officer Mr David Collinson and Medical Director Prof Bob Elliott presented at the company's Annual General Meeting in Sydney on Friday 24 November and outlined the company's plans for 2007.

Financial snapshot

Shares on issue **123,416,800**

Market capitalisation **$27,150,000**

Number of shareholders **1,154**

Conferences & presentations

November 20–22 AusBiotech National Conference 2006

Ms Paris Brooke, General Manager (Australia), participated in the 'Business Partnering and Investment Forum' in Sydney and also met with the NZ Minister of Research, Science & Technology, Hon Steve Maharey.

Development portfolio

Disease	Discovery	Preclinical	Phase I/II	Pivotal	Market
Huntington's, Neurodegenerative diseases **NeurotrophinCell (NtCell)**					
Type 1 Diabetes **DiabeCell®**					
Haemophilia **Fac8Cell**					

Outlook for 2007

- Start human clinical trials for the DiabeCell® type 1 diabetes product
- Develop an additional disease free pig facility – to enable cell production to meet late clinical studies and market
- Progress pre-clinical studies of NtCell in Huntington's disease, stroke and hearing loss

Australia
Paris Brooke, General Manager
LCT Australia Pty Ltd
Ph: +613 9813 5501
Fax: +613 9813 5502
pbrooke@lctglobal.com
www.lctglobal.com

Living Cell Technologies Ltd
Suite 2.11 / 737 Burwood Rd
Hawthorn VIC 3122
ABN: 14 104 028 042

COMPANY ANNOUNCEMENT

LCT announces Underwriting of Share Purchase Plan

2 February 2007, Melbourne, Australia:

Living Cell Technologies (ASX:LCT) announced today that its current Share Purchase Plan offer will be underwritten by Australasian share-broking firm Taylor Collison to the value of AUD$3 million.

Under the share purchase plan, Australian and New Zealand eligible shareholders who hold shares in LCT at the record date of 10 January 2007 may purchase up to $5,000 worth of new shares (subject to a minimum application of $500) regardless of the number of LCT shares they currently hold.

Recently LCT announced it has received approval to start a phase I/IIa diabetes clinical trial in Russia, with the first transplants due in Q2 this year.

"This is a significant milestone for LCT and is a world-first for diabetes cell transplants. It marks a pivotal point in the Company's history and places LCT in a commanding competitive and commercial position," said LCT Chairman Mr Simon O'Loughlin.

"LCT's been developed so that the company can manufacture and commercialise product as soon as trials are completed. This is a considerable key difference to our competitors," said Mr O'Loughlin.

For New Zealand shareholders interested in participating in the SPP, a bank draft can be ordered at any local bank branch. The draft cheque must be dated prior to 5 February 2007 for consideration in the offer.

Under the underwriting agreement, Taylor Collison will receive a 6% underwriting and management fee.

Participation in the SPP is entirely voluntary. The SPP will close at 5.00pm Melbourne, Australia time, on Monday 5 February 2007.

Further information: www.lctglobal.com	
Richard Justice Chief Financial Officer Mob: +64 272 223 806	Simon O'Loughlin Chairman Tel: +61 3 9813 5501

Living Cell Technologies Ltd
Suite 2.11 / 737 Burwood Rd
Hawthorn VIC 3122
ABN: 14 104 028 042

Quarterly Cash Flow Report Period Ended 31 December 2006

ASX Announcement - 31 January 2007

Attached is the Appendix 4C – Quarterly Cash Flow Report – for Living Cell Technologies (ASX:LCT) for the quarter ended 31 December 2006.

The cash balance at the end of the quarter was $896,334 compared to $2,070,462 at the end of the quarter to 30 September 2006.

A placement of ordinary shares announced on 27th December 2006 boosted cash reserves by $800,000 early in January 2007. The Australian share broking firm Taylor Collison agreed to lead the placement at 17.5 cents per share with Australasian based sophisticated investors, in order for the company to take advantage of its accelerated clinical program.

LCT also established a share purchase plan, announced on 29 December 2006 to advance its DiabeCell® clinical trial program, where each eligible shareholder who holds shares in LCT may purchase up to $5,000 worth of new fully paid ordinary shares, regardless of the number of LCT shares they currently hold. The offer will remain open until 5 February 2007.

Net operating cash flows for the quarter to 31 December 2006 amounted to $1,132,493, down from $1,499,272 in preceding quarter to 30 September 2006, a reduction of $366,779 or a 24% saving in expenditure. The savings in operational cash flows was primarily achieved through further cost control measures and resultant reductions in general working capital expenditure, which reduced from $701,489 in the preceding quarter to $441,135 in the December quarter, a reduction of $260,354 or 37%.

Despite this overall reduction in operating expenditure, the company was able to maintain an increased level of research and development, with this expenditure amounting to $956,181 this quarter, compared to $828,110 in the previous quarter, being an increase of $128,071, or 15%. The additional spend on research and development activities was able to be funded due to increased levels of government grants received, which totaled $385,466 in the quarter, compared to $138,314 in the preceding quarter, an increase in the level of funding received of $138,314.

LCT continues to focus activities on starting human clinical trials in 2007. The company recently announced its DiabeCell® Type 1 diabetes treatment has been approved for a Phase I/IIA clinical trial in Russia designed according to FDA guidelines. The trial may enable expedited commercialisation of the DiabeCell product.

The past quarter has also seen LCT receive a licence from the New Zealand Government to manufacture a novel animal cell product for humans under Good Manufacturing Practice (GMP). LCT is awaiting an outcome from MedSafe to conduct an additional clinical trial in 2007.

Further information:		
Richard Justice Chief Financial Officer Mob: +64 27 222 3806	Paul Tan CEO Mob: +64 21 608 784	Paris Brooke General Manager - Australia Mob: +61 407 715 574

About Living Cell Technologies: www.lctglobal.com

Living Cell Technologies Ltd
Suite 2.11 / 737 Burwood Rd
Hawthorn VIC 3122
ABN: 14 104 028 042

Living Cell Technologies Ltd (ASX: LCT) develops live cell therapy products to treat life threatening human diseases. The ASX listed, vertically integrated company focuses on developing treatments where healthy living cells are injected into patients to replace or repair damaged tissue, without requiring the use of toxic drugs to prevent rejection. The company's product portfolio focuses on treatments for people with insulin-dependent diabetes and neurological disorders. The company owns a specialised biocertified pig herd for a safe, reliable source of cells for treatment.

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001, 24/10/2005.

Name of entity

Living Cell Technologies Limited

ABN	Quarter ended ("current quarter")
14 104 028 042	31 December 2006

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A	Year to date (..6.. months) $A
1.1	Receipts from customers		239	464
1.2	Payments for	(a) staff costs	(134,853)	(263,543)
		(b) advertising and marketing	0	(7,355)
		(c) research and development	(956,181)	(1,784,291)
		(d) leased assets	0	0
		(e) other working capital	(441,135)	(1,142,624)
1.3	Dividends received		8	402
1.4	Interest and other items of a similar nature received		14,101	41,540
1.5	Interest and other costs of finance paid		(138)	(138)
1.6	Income taxes paid		0	0
1.7	Other (Government Grants)		385,466	523,780
	Net operating cash flows		(1,132,493)	(2,631,765)

+ See chapter 19 for defined terms.

		Current quarter $A	Year to date (..6.. months) $A
1.8	**Net operating cash flows (carried forward)**	**(1,132,493)**	**(2,631,765)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets	(66,245)	(116,452)
	(e) other non-current assets		
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.11	Loans to other entities		
1.12	Loans repaid by other entities		
1.13	Other (provide details if material)		
	Net investing cash flows	**(66,245)**	**(116,452)**
1.14	**Total operating and investing cash flows**	**(1,198,738)**	**(2,748,217)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	24,610	694,733
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings		
1.18	Repayment of borrowings		
1.19	Dividends paid		
1.20	Other (payment of share capital raising costs)	0	(6,561)
	Net financing cash flows	**24,610**	**688,172**
	Net increase (decrease) in cash held	**(1,174,128)**	**2,060,045**
1.21	Cash at beginning of quarter/year to date	2,070,462	2,956,379
1.22	Exchange rate adjustments to item 1.20		
1.23	**Cash at end of quarter**	**896,334**	**896,334**

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A
1.24	Aggregate amount of payments to the parties included in item 1.2	184,520
1.25	Aggregate amount of loans to the parties included in item 1.11	

1.26 Explanation necessary for an understanding of the transactions

New Zealand executive directors' salaries & fees (2) $74,607
US executive director's salary $83,032
Australian directors' fees (2) $26,881

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A	Amount used $A
3.1	Loan facilities		
3.2	Credit standby arrangements		

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A	Previous quarter $A
4.1	Cash on hand and at bank	896,334	1,897,344
4.2	Deposits at call	0	173,118
4.3	Bank overdraft		
4.4	Other (provide details)		
	Total: cash at end of quarter (item 1.23)	896,334	2,070,462

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: ......ORIGINAL SIGNED... Date: 31 January 2007
(Company secretary)

Print name: N J V Geddes

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

Living Cell Technologies Ltd
Suite 2.11 / 737 Burwood Rd
Hawthorn VIC 3122
ABN: 14 104 028 042

COMPANY ANNOUNCEMENT

LCT to start clinical trial of Type 1 diabetes treatment

30 January 2007, Melbourne, Australia and Auckland, New Zealand:

Living Cell Technologies Ltd (ASX:LCT) today announced its DiabeCell® Type 1 diabetes treatment has been approved for a Phase I/IIA clinical trial in Russia designed according to FDA guidelines and monitored by a Boston-based Contract Research Organisation.

DiabeCell® is a porcine pancreatic cell product for the treatment of insulin-dependent diabetes. The natural neo-natal pig islet cells are encased in capsules that allow insulin to be released but prevents the patient's immune system from attacking the cells. The islets are simply injected into the body and produce insulin as needed in response to the levels of glucose in the blood. This mimics the normal insulin release that occurs in healthy non-diabetic people and thus helps regulate blood glucose levels in those suffering from Type 1 diabetes.

The trial may enable an expedited route to commercialisation within the region. Initial response to treatment will be evident within six months. The trial will use cells from fully-screened and biocertified pigs, bred according to US FDA (Food and Drug Administration) guidelines.

"Along with international biopharmaceutical firms, LCT is taking advantage of the growing interest and availability of funds for biotechnology in Russia," said LCT CEO, Dr Paul Tan. "The pharmaceutical industry has noted Russia's centralised medical infrastructure and efficient recruitment of patients into clinical trials. The rapid regulatory process in Russia and the accepted use of animal cells in treating human disease may shorten the time to market."

"The approval of the DiabeCell® human clinical trial is a significant milestone for this new treatment option for type 1 diabetes," said Dr John Court[1], expert on adolescent diabetes and scientific advisor to LCT. "This is the only human clinical trial of this kind approved anywhere in the world and recognises LCT's thorough pre-clinical testing of the product in animal models showing no adverse safety effects and a significant reduction in insulin requirements."

"DiabeCell® offers considerable advantages over other available treatments as there is no need for immuno-suppressive drugs and the supply of cells from LCT's natural biocertified pig herds are readily available, unlike human organ donors. Type 1 diabetes urgently needs a new treatment that is better than current regimens of insulin treatment," Dr Court said.

"As a Company at the forefront of the xeno-cell therapy industry – and clearly ahead of the competition, LCT's intention is to conduct more than one Phase I/IIA Clinical Trial," said Dr Tan.

"It is still LCT's plan to test a different dose and protocol for administering DiabeCell® in a separate New Zealand trial. The different study designs would expedite the selection of a safe and optimal clinical protocol of using DiabeCell® in the clinic," Dr Tan said.

In Russia, DiabeCell® would be trialled in six Type 1 (insulin-dependent) diabetics in two stages. It is anticipated that the trial would start in the second quarter of 2007, with potential patients already identified. There are currently nearly 500,000 people in Russia with Type 1 diabetes and this figure is rising rapidly. As a guide, rabbit islet cell transplants are available in Russia for up to AUD$30,000 per course of treatment.

The 12-month phase I/IIA trial will be led by Professor Skaletsky of the ANO Institute of Biomedical Research in Moscow. Prof Skaletsky and the Institute have extensive experience in organ transplantation and xenotransplantation, having performed over 1,500 animal cell transplants in patients.

Boston-based GenyResearch Group will act as the project manager to ensure all elements of the trial adhere to international and FDA standards. They will oversee the protocols and be responsible for all data analysis and management, and provide a trial report that may be submitted along with data from international studies for regulatory approval in any jurisdiction.

GenyResearch has eight years of experience in providing clinical research services in Russia (including approximately 40 clinical trials in various therapeutic areas for international pharmaceutical firms such as Sanofi-Aventis and Hoffmann La Roche) and is fully licensed by the Ministry of Health of the Russian Federation.

Under the agreement, LCT will supply the cells and retain all IP and commercial rights to the product. The Russian partners will cover all costs of conducting the trial and the services of the US-based contract research organisation. Following a successful clinical trial, LCT and their Russian partners - the ANO Institute of Biomedical Research are to extend their agreement for commercialising DiabeCell® in Russia.

Contact information: Images available upon request - pdeluca@lctglobal.com		
Dr Paul Tan – Chief Executive Officer Tel: +64 9 270 7941 Mobile: +61 21 608 784	Dr John Court Clinician – Endocrinology Tel: +61 3 9813 5501	Paris Brooke General Manager – LCT Tel: +61 3 9813 5501 Mobile: + 61 407 715 574

About Living Cell Technologies: www.lctglobal.com

Living Cell Technologies Ltd (ASX: LCT) develops live cell therapy products to treat life threatening human diseases. The ASX listed, vertically integrated company focuses on developing treatments where healthy living cells are injected into patients to replace or repair damaged tissue, without requiring the use of toxic drugs to prevent rejection. The company's product portfolio focuses on treatments for people with insulin-dependent diabetes and neurological disorders. The company owns a specialised biocertified pig herd for a safe, reliable source of cells for treatment.

APPENDIX - Further Information:

Clinical Trial Protocol:

- LCT's proposal for the human clinical trial of DiabeCell® in Russia will include six Type 1 (insulin-dependent) diabetics in two stages.
- There will be 6 adult patients treated with females over 35 years old and males over 25 years of age.
- The candidates must have had type 1 diabetes for at least 10 years with no other complications and provide full consent for follow-up monitoring.
- The patients will receive an initial transplant (a simple injection of encapsulated islets into the peritoneal cavity of the patient) followed by a second transplant six months later.
- The procedure is minimally invasive and will be administered into the abdomen through a laparoscope.

Trial Name: A Phase I/IIA, Open-Label Investigation of the Safety and Effectiveness of **DiabeCell®** (Immunoprotected alginate-encapsulated) Porcine Islets for Xenotransplantation in Patients with Type 1 Diabetes. Protocol LCT/DIA-07R

Primary Endpoints

Primary Safety Endpoints

- Occurrence of hypoglycaemic episodes in the post-transplant period in comparison with those occurring during the 8-week run-in period.
- Occurrence of perioperative reactions (e.g. wound infections, local tissue reactions to the alginate microcapsules at the time of transplantation).
- Occurrence of other adverse events or serious adverse events.
- Abnormal laboratory test results, physical examination findings, or ECG findings.
- Psychological impact (as assessed by the ADDQoL quality-of-life questionnaire).
- Clinical and laboratory evidence of xenogeneic infection in transplant recipients via regular monitoring at predefined time points (ongoing).
- Clinical and laboratory evidence of xenogeneic infection in partners/close contacts of the transplant recipients (ongoing).

Primary Efficacy Endpoint

- Reduction in HbA_{1C} levels over the 12-month post-transplant period compared with baseline (week –1).

Secondary Endpoints

Secondary efficacy endpoints include:

- Glucose lability assessed using 72-hour continuous glucose monitoring (CGMS®, Medtronic Minimed, Northridge, CA) at 3, 6 and 12 months post-transplant in comparison with baseline, reported as standard deviation of glucose values at these times (Paty et al. 2006).
- Reductions in hypoglycemia and nocturnal hypoglycemia, as assessed by a composite hypoglycaemic score (HYPO score) over the 12-month post-transplant period compared with baseline (Ryan et al. 2004). Patients will be asked to record the frequency, severity, and degree of unawareness of the hypoglycaemia on a scoring sheet.
- Reductions in the average daily insulin dose of >20% unaccompanied by objective evidence of deterioration of diabetes control at 6 and 12 months post-transplant compared with baseline, as measured by regular 7-point blood glucose profiles and monthly HbA_{1C} levels, in the absence of evidence of major weight loss (>10%) or ketoacidosis.
- Changes in endogenous insulin secretion as determined by the plasma C-peptide response to intravenous glucagon stimulation at 3, 6 and 12 months post-transplant compared with baseline. Pre-transplant this test is expected to confirm a low human C-peptide level; after the xenotransplant, the test should detect porcine C-peptide/insulin.
- Quality-of-life changes, as assessed by the ADDQoL quality-of-life questionnaire (Appendix 2), at 6 and 12 months post-transplant compared with baseline.
-

[1] Dr John Court MB,BS,FRACP – Dr Court has extensive experience in diabetes and adolescent medicine; as a consultant and clinician for The Royal Children's Hospital Melbourne, the University of London, London's Middlesex Hospital and in private practice.

Background Information:

Scientific papers relating to DiabeCell® are available for download on the LCT website at www.lctglobal.com/diabecell.

Living Cell Technologies Ltd
Suite 2.11 / 737 Burwood Rd
Hawthorn VIC 3122 ABN: 14 104 028 042

COMPANY ANNOUNCEMENT

LCT Appoints CEO as Company Heads into New Phase of Development

24 January 2007, Melbourne, Australia and Auckland, New Zealand:

Living Cell Technologies Ltd (ASX:LCT) today announced that its founder and CEO will step aside due to health reasons to allow the succession of Dr Paul LJ Tan, to spearhead a new strategy and direction for the company as it enters clinical trials in 2007.

This change marks the transition for LCT from a research and development company, into clinical development and commercialisation of its xeno cell transplant therapies. The Board of Directors are delighted that Dr Tan, previously Managing Director of the NZ operations, has accepted the position to drive a very exciting and new period of growth for the company.

"Paul has a strong background in product development and clinical trials, and outstanding business acumen. He is ideally placed to spearhead LCT's new strategic direction and restructuring of the company in 2007," said Mr Simon O'Loughlin, LCT Chairman.

Dr Tan's experience in the Australian, New Zealand and international biotechnology arena also brings a depth of understanding and significant knowledge of the highly specialised xenotransplantation and cell therapy industries.

"Paul will be an exceptional leader in focusing the company on conducting clinical trials in the diabetes market, as well as continuing to oversee the development of a leading global manufacturing and production facility," Mr O'Loughlin said.

Dr Tan holds over 13 years experience in the biotechnology industry in product development and clinical trials across the US, UK, Australia, New Zealand, Brazil and the Philippines. He was previously Chief Executive Officer of CenTec Ltd and founding Deputy Director and head of the health division at Genesis Research & Development Corporation Limited. His wide experience and knowledge includes the assessment and selection of products for commercialisation, expansion of intellectual property, product development and management of international partnerships.

Outgoing CEO David Collinson founded LCT in 1987 and over that time has built an internationally recognised vertically integrated company, with the ability to produce, manufacture and supply xeno- cell therapy based products.

Mr Collinson will retain a strong involvement in the company as a non-executive Director.

"The Board would like to sincerely express their thanks and gratitude to David for his unending commitment, passion and vision for building LCT into the company that it is today," Mr O'Loughlin said.

"It's an exciting time for LCT as we move to conduct clinical trials for our diabetes product, and explore new opportunities for greater involvement in Europe and new product areas. I have a strong belief in the future potential of this company to deliver significant benefits to patients and shareholders," Dr Tan said.

The appointment of Dr Tan as CEO is effective immediately.

OVER...

Contact information:		
Dr Paul Tan Chief Executive Officer Tel: +64 9 270 7941 Mob: +64 21 608 784	Mr Simon O'Loughlin Chairman Mob: +61 412 806 840	Paris Brooke General Manager – LCT Tel: +61 3 9813 5501 Mob: +61 407 715 574

About Living Cell Technologies: www.lctglobal.com

Living Cell Technologies Ltd (ASX: LCT) develops live cell therapy products to treat life threatening human diseases. The ASX listed, vertically integrated company focuses on developing treatments where healthy living cells are injected into patients to replace or repair damaged tissue, without requiring the use of toxic drugs to prevent rejection. The company's product portfolio focuses on treatments for people with insulin-dependent diabetes and neurological disorders. The company owns a specialised biocertified pig herd for a safe, reliable source of cells for treatment.

Living Cell Technologies Ltd
Suite 2.11 / 737 Burwood Rd
Hawthorn VIC 3122
ABN: 14 104 028 042

COMPANY ANNOUNCEMENT

Living Cell Technologies opens share purchase plan offer

17 January 2007, Melbourne, Australia:

Living Cell Technologies (ASX:LCT) announced today that it has lodged the documentation for its share purchase plan with the Australian Stock Exchange (ASX) and the offer would remain open until 5 February 2007.

Under the share purchase plan (SPP), Australian and New Zealand eligible shareholders who hold shares in LCT at the record date of 10 January 2007 may purchase up to $5,000 worth of new shares (subject to a minimum application of $500) regardless of the number of LCT shares they currently hold.

"The funds from the share purchase plan will assist in financing the clinical trial strategy for LCT's type 1 diabetes product DiabeCell®," said LCT Chairman Mr Simon O'Loughlin.

"The forthcoming diabetes clinical trial will be the first trial in the world using specialised pig cells without the use of immunosuppression," said Mr O'Loughlin.

The issue price for shares offered under the share purchase plan will be 17.5 cents per share. This issue price represents a 12.5% discount to the average market price of the Company's shares traded over the 5 trading days during the period 19 December 2006 to 28 December 2006 and the same issue price as under the placement announced on 27 December 2006.

Eligible shareholders may apply for parcels of fully paid ordinary shares in the following amounts:

A$500	being 2,857 shares at A$0.175 per share
A$1,000	being 5,714 shares at A$0.175 per share
A$2,000	being 11,428 shares at A$0.175 per share
A$3,000	being 17,142 shares at A$0.175 per share
A$4,000	being 22,857 shares at A$0.175 per share
A$5,000	being 28,571 shares at A$0.175 per share

Participation in the SPP is entirely voluntary. The SPP opens on 17 January 2007 and closes at 5.00pm Melbourne, Australia time, on 5 February 2007.

Further information:	
Richard Justice Chief Financial Officer Mob: +64 272 223 806	Simon O'Loughlin Chairman Tel: +61 3 9813 5501

About Living Cell Technologies: www.lctglobal.com

Living Cell Technologies Ltd (ASX: LCT) develops live cell therapy products to treat life threatening human diseases. LCT focuses on developing treatments where healthy living cells are injected into patients to replace or repair damaged tissue without requiring the use of toxic drugs to prevent rejection.

Living Cell Technologies Ltd
ABN 14 104 028 042

Computershare

Please return completed form to:
Computershare Investor Services Pty Limited
GPO Box 1903 Adelaide
South Australia 5001 Australia
Enquiries (within Australia) 1300 556 161
(outside Australia) 61 3 9415 4000
Facsimile 61 8 8236 2305
web.queries@computershare.com.au
www.computershare.com

Securityholder Reference Number (SRN)

000001
000
SAM
MR JOHN SAMPLE
FLAT 123
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN VIC 3030

I 1234567890 IND

Entitlement Number:
Record Date: 10/01/2007
Offer Closes: 5.00pm (Melbourne Time) 05/02/2007
Price per Share: A$0.175

SHARE PURCHASE PLAN APPLICATION FORM

IMPORTANT:

This is an important document which requires your immediate attention. If you are in any doubt as to how to deal with this form please consult a professional adviser.

Pursuant to the terms and conditions of the Living Cell Technologies Ltd Share Purchase Plan (SPP) contained in the letter to Living Cell Technologies Ltd security holders dated 17/01/2007, Living Cell Technologies Ltd is offering eligible shareholders the opportunity to purchase shares up to a maximum value of A$5,000.00 per eligible shareholder, subject to a minimum application of A$500.00.

If you do not wish to purchase additional shares under this offer there is no need to take action.

If you wish to apply for shares under the SPP, please indicate below the number and value of the parcel of fully paid ordinary shares you wish to purchase by marking one of the boxes.

By making your payment, you agree to be bound by the Constitution of Living Cell Technologies Ltd and agree that the submission of this payment constitutes an irrevocable offer to you by Living Cell Technologies Ltd to subscribe for Living Cell Technologies Ltd shares on the terms of the SPP. In addition, by submitting this Application Form and forwarding it with your payment or by paying by BPAY, you:

(a) certify that the aggregate of the application price paid by you for:
- the shares the subject of this Application Form; and
- any other shares and interests in the class applied for by you under the SPP or any similar arrangement in the 12 months prior to the date of submission of this Application Form, does not exceed A$5,000.00; and

(b) acknowledge that you have read and agree to the Declaration and Acknowledgement in clause 7 of the Share Purchase Plan offer Terms & Conditions enclosed with this Application Form.

METHOD OF ACCEPTANCE

You can apply for shares and make your payment either by BPAY or by cheque or bank draft. Details on the various payment methods available are provided overleaf.

Living Cell Technologies Ltd may make resolutions in any manner it thinks fit, in relation to any difficulties, anomalies or disputes which may arise in connection with or by reason of the operation of the SPP whether generally or in relation to any participant or application. Any resolutions by Living Cell Technologies Ltd will be conclusive and binding on all eligible shareholders and other persons to whom the resolution relates. Living Cell Technologies Ltd reserves the right to waive strict compliance with any provision of the terms and conditions of the SPP, to amend or vary those terms and conditions and to suspend or terminate the SPP at any time. Any such amendment, variation, suspension or termination will be binding on all eligible shareholders even where Living Cell Technologies Ltd does not notify you of that event.

This offer is Non-Renounceable - no Signature is required

LCT SPRB 015720 - V3

Please see overleaf for Payment Options

Living Cell Technologies Ltd
ABN 14 104 028 042

BPAY — **Biller Code:** 19869
Ref No: 123412341234123412B

Pin cheque(s) here. Do not staple.

I/We wish to purchase:

☐ 2,857 shares to the value of A$500 or ☐ 5,714 shares to the value of A$1,000 or ☐ 11,428 shares to the value of A$2,000 or ☐ 17,142 shares to the value of A$3,000 or ☐ 22,857 shares to the value of A$4,000 or ☐ 28,571 shares to the value of A$5,000

Payment Details

Drawer	Cheque number	BSB number	Account number	Cheque amount
				A$

Make your cheque or bank draft payable to Living Cell Technologies Ltd - SPP Account. Please ensure you submit the correct amount. Incorrect payments may result in your application being rejected.

Contact Details

Please provide your contact details in case we need to speak to you about this form

Name of contact person

Contact person's daytime telephone number
( )

C12345678901234567890123456789012

1234567890123456+1234567890-1234+12

How to accept the Share Purchase Plan

Payment Details

You can apply for shares by making your payment either through BPAY, or by cheque. Details of these facilities are listed below. There is no requirement to return this form if you are paying by using BPAY.

By making your payment using either of these electronic means or by cheque, you confirm that you:

- agree to all of the terms and conditions of the Share Purchase Plan as enclosed with this form;

Alternatively, make your cheque or bank draft payable to Living Cell Technologies Ltd - SPP Account in Australian currency and cross it Not Negotiable. Your cheque or bank draft must be drawn on an Australian branch of a financial institution. Please ensure you submit the correct amount. Incorrect payments may result in your application being rejected. Complete cheque details in the boxes provided.

If paying by cheque, return the Acceptance Slip and Cheque or Bank Draft in the reply paid envelope provided.

Cheques will be processed on the day of receipt and as such, sufficient cleared funds must be held in your account as cheques returned unpaid may not be re-presented and may result in your Application being rejected. Pin (do not staple) your cheque(s) to the Share Purchase Plan Application Form where indicated. Cash will not be accepted. A receipt for payment will not be forwarded.

Contact Details

Enter the name of a contact person and telephone number. These details will only be used in the event that the registry has a query regarding this form.

SPRB

Lodgement of Application
If you are applying for shares and your payment is being made either by BPAY you do not need to return this form. Your payment must be received by no later than 5.00pm (Melbourne Time) on 05/02/2007.

If you are paying by cheque or bank draft your Application Form must be received at the Adelaide office of Computershare Investor Services Pty Limited (CIS) by no later than 5.00pm (Melbourne Time) on 05/02/2007. You should allow sufficient time for this to occur. A reply paid envelope is enclosed for shareholders in Australia. New Zealand holders will need to affix the appropriate postage. Return your Application Form with cheque / or bank draft to either of the addresses listed below.

Privacy Statement
Personal information is collected on this form by CIS, as registrar for securities issuers ("the issuer"), for the purpose of maintaining registers of shareholders, facilitating distribution payments and other corporate actions and communications. Your personal information may be disclosed to our related bodies corporate, to external service companies such as print or mail service providers, or as otherwise required or permitted by law. If you would like details of your personal information held by CIS, or you would like to correct information that is inaccurate, incorrect or out of date, please contact CIS. In accordance with the Corporations Act 2001, you may be sent material (including marketing material) approved by the issuer in addition to general corporate communications. You may elect not to receive marketing material by contacting CIS. You can contact CIS using the details provided on the front of this form or E-mail privacy@computershare.com.au

LCT

If you have any enquiries concerning this form or your entitlement, please contact CIS on 1300 556 161.

This form may not be used to notify your change of address. For information, please contact CIS on 1300 556 161 or visit www.computershare.com (certificated/issuer sponsored holders only).

CHESS holders must contact their Controlling Participant to notify a change of address

015720 - V2

Payment Options:

BY BPAY
Note: If paying by BPAY you do NOT need to return this form.

B PAY

Biller Code: 19869
Ref No: 123412341234123412

Telephone & Internet Banking – BPAY

Call your bank, credit union or building society to make this payment from your cheque or savings account. More info: www.bpay.com.au

By Mail
Living Cell Technologies Ltd
Computershare Investor Services Pty Limited
GPO Box 1903
Adelaide, South Australia 5001
AUSTRALIA

In Person
Computershare Investor Services Pty Limited
Level 5,
115 Grenfell Street
Adelaide, South Australia 5000
Australia

Entitlement Number: <xxxxxxxxxx>

SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000

Living Cell Technologies Ltd
ACN 104 028 042
Suite 211, 737 Burwood Road, Hawthorn, Victoria 3122

THIS IS AN IMPORTANT DOCUMENT AND SHOULD BE READ IN ITS ENTIRETY

17 January 2007

Dear Shareholder

SHARE PURCHASE PLAN OFFER

The Directors of Living Cell Technologies Ltd ("Company") are pleased to offer shareholders the opportunity to participate in its Share Purchase Plan ("SPP") which was announced on 29 December 2006.

Under the terms of the offer, existing shareholders (irrespective of the size of their shareholding) have until 5.00pm Melbourne, Australia time, 5 February 2007 to purchase up to A$5,000 worth of fully paid ordinary shares in the Company. Shares purchased under the SPP will not attract brokerage, stamp duty or other transaction costs. The shares are being offered at an issue price of 17.5 cents per share representing a 12.5% discount to the average market price of the Company's shares traded over the 5 trading days during the period 19 December 2006 to 28 December 2006 and the same issue price as under the placement announced on 27 December 2006.

Given the attractiveness of the pricing, we have restricted the SPP offer to shareholders who are registered as holders of shares in the Company as at 7.00pm Melbourne, Australia time on 10 January 2007 and whose addresses, as they appear on the register of members, are located in Australia or New Zealand.

As you know, over the past 12 months the Company has been developing its clinical strategy to conduct a human clinical trial of the type I diabetes cell transplant product DiabeCell in 2007. In addition, LCT has continued to develop the NeurotrophinCell product in a range of neurological disorders. The Company recently achieved approval to manufacture and produce DiabeCell for human therapeutic use. The Company's biocertified pig herd continues to exceed regulatory requirements and the breeding program is building the herd to levels required for product manufacture. The forthcoming diabetes clinical trial will be the first trial using specialised pig cells without the use of immunosuppression.

You can find further information on the Company's activities on our website at www.lctglobal.com.

Up to A$5,500,000 will be raised under the offer. Funds raised from this offer will be used as working capital to accelerate the Company's clinical strategy of starting a phase I/IIa type I diabetes trial for its DiabeCell product.

Participation in the SPP is entirely voluntary, but the SPP is non-renounceable which means that you cannot transfer your right to purchase shares in the Company to another party. The SPP opens on 17 January 2007 and closes at 5.00pm Melbourne, Australia time, on 5 February 2007.

Eligible shareholders may apply for parcels of fully paid ordinary shares in the following amounts:

- A$500 being 2,857 shares at A$0.175 per share;
- A$1,000 being 5,714 shares at A$0.175 per share;
- A$2,000 being 11,428 shares at A$0.175 per share;
- A$3,000 being 17,142 shares at A$0.175 per share;
- A$4,000 being 22,857 shares at A$0.175 per share; and
- A$5,000 being 28,571 shares at A$0.175 per share.

The SPP is available to shareholders of the Company with a registered address in Australia and New Zealand. The Board has determined, having regard to the number of holders in jurisdictions other than Australia and New Zealand and the value of the securities to be offered to them, that it is not practical for shareholders with registered addresses outside Australia and New Zealand to participate in the SPP. If your registered address is outside Australia or New Zealand, the SPP has been sent to you for information purposes only and without an application form.

Prior to electing to participate in the SPP, shareholders should consider the terms and conditions of the SPP, their own financial objectives and circumstances and whether participation in the SPP suits those objectives and circumstances. Shareholders should recognise that the market price of shares on ASX may rise or fall between the date of the offer and the date the Company issues shares to you under the SPP. This means that the price you pay per share under this offer may be more than the price of shares at the time the shares are issued to you under the SPP or subsequently.

The Directors of the Company have the discretion to alter key dates and terms and reserve the right to scale back, pro-rata, allocations under the offer if the total number of shares applied for exceeds the number of shares on offer.

Accompanying this letter is a document entitled "Share Purchase Plan Offer Terms and Conditions" which sets out the terms and conditions of the offer and explains how the new shares will be issued should you participate in this offer. By applying for shares under the offer, you will agree to be bound by these terms and conditions. Also included is a personalised application form which you need to complete in accordance with the instructions provided and return to the Company's share registry office, Computershare Investor Services Pty Limited, with payment, in the reply paid envelope, so that it is received no later than 5.00pm Melbourne, Australian time on 5 February 2007.

On the basis of the issue price of shares under the offer, the Directors recommend the SPP to shareholders. Each of the Directors intends where entitled, in respect of their own shareholdings, to apply for the maximum entitlement of A$5,000 of new shares.

If you are an eligible shareholder and you would like to participate in the offer under the SPP you must:

If paying by BPAY:

- BPAY the amount in accordance with the application form; or

If paying by cheque

- complete and send the application form and a cheque for the appropriate amount, in Australian dollars, payable to "Living Cell Technologies Ltd - SPP Account"; to either of the addresses specified on the reverse of the application form, or use the enclosed reply paid envelope so that it is received by not later than 5.00pm Melbourne, Australian time, 5 February 2007. Shareholders in New Zealand will need to affix the appropriate postage to the reply paid envelope.

This offer closes at 5.00pm Melbourne, Australian time, 5 February 2007 but may be extended and/or late applications may be accepted at the discretion of the directors.

I hope that you will give favourable consideration to this offer as a convenient means of increasing your holding in the Company as we move toward development of these exciting and important projects.

If you have any questions regarding the SPP, please contact our share registry (Computershare Investor Services Pty Limited) on **1300 556 161** or our Investor Relations line on **1800 899 036** for callers within Australia and for those outside of Australia the number is **+61 2 8256 3386**.

Yours faithfully

Simon O'Loughlin
Chairman

Living Cell Technologies Ltd
ACN 104 028 042

SHARE PURCHASE PLAN OFFER TERMS AND CONDITIONS

1. OFFER TIMETABLE

1.1 This offer is dated and taken to be made on 10 January 2007 ("Record Date").

1.2 The offer opens on 17 January 2007 ("Opening Date").

1.3 The offer closes at 5.00pm Melbourne, Australia time on 5 February 2007 ("Closing Date"), unless extended. Application forms and cheques or money orders may not be processed or held to be valid if they have not been received by the Company by this time.

1.4 The shares are proposed to be allotted and dispatched to you on or around 19 February 2007. ("Allotment and Dispatch Date").

1.5 The Company has the discretion to change, at any time, any of the Opening Date, the Closing Date, the Allotment and Dispatch Date to later dates by lodging a revised timetable with the ASX.

2. ELIGIBILITY TO PARTICIPATE

2.1 You are eligible to participate in the offer only if you are, subject to clause 2.4, recorded as the registered holder of shares in the Company in the Company's register of members at 7.00pm Melbourne, Australia time on the Record Date with a registered address (as recorded in the Company's register of members) in either Australia or New Zealand ("Eligible Shareholder"). The Board has determined that it is not practical for holders of shares who are resident in other jurisdictions to participate in the SPP.

2.2 To the extent that you hold shares on behalf of another person resident outside Australia or New Zealand, it is your responsibility to ensure that any acceptance is in compliance with all applicable foreign laws.

2.3 Joint holders of shares are taken to be a single registered holder of shares for the purposes of determining whether they are an Eligible Shareholder and the certification in clause 7.1(c) and on the application form is taken to have been given by all of them.

2.4 Where a trustee or nominee is a registered holder of shares and is expressly noted on the Company's register of members as holding shares on account of a named beneficiary, the named beneficiary will be taken to be the registered holder of those shares. An application for shares, certification (for the purposes of clause 7.1(c)) or issue of shares to the trustee or nominee will be taken to be an application or certification by, or an issue to, the named beneficiary.

2.5 If you are an Eligible Shareholder, your rights under this offer are personal to you and non-renounceable, so you may not transfer them.

2.6 An offer will not constitute an offer in any jurisdiction in which, or to any person to whom, it would not be lawful to make such an offer.

2.7 Participation in the offer is optional.

3. OFFER PRICE

3.1 The price for each SPP share offer for issue under the SPP ("Offer Price") will be a price as determined by the Board in its absolute discretion, provided the Offer Price:

(a) is less than the market price during a specified period in the 30 days before either the date of the offer or the Allotment and Dispatch Date; and

(b) is at least 80% of the average market price (the closing price on SEATS, excluding special crossings, overnight sales and exchange traded option exercises) for shares. The average is calculated over the last 5 days on which sales in the shares were recorded, either before the day on which the offer was announced or before the day on which the issue was made.

3.2 By accepting an offer and applying for shares, each Eligible Shareholder acknowledges that the market price of shares may rise or fall between the date of this offer and the Allotment Date. Any such change in the share price will not affect the Offer Price. This means that the Offer Price may be either higher or lower than the market price of shares at the time the SPP shares are issued to you. Eligible Shareholders should obtain financial advice in relation to the offer and consider price movements of the shares before accepting the offer.

4. APPLICATIONS FOR SHARES

4.1 If you are an Eligible Shareholder and wish to participate in the SPP, you must complete the application form and provide a cheque or money order or BPAY in accordance with the instructions on the application form.

4.2 You may apply to purchase shares to the value of the parcel you select on the application form. These parcels are subject to scaleback and rounding.

4.3 Eligible Shareholders who receive more than one offer under the SPP (for example, because they hold shares in more than one capacity) may apply on different application forms for more than one parcel, but may not apply for shares with an aggregate value of more than A$5,000. If an offer is received by an Eligible Shareholder who is expressly noted on the Company's register of members as a trustee or nominee on account of a named beneficiary, then any shares issued in relation to that offer will not be included in calculating the maximum number of shares that may be applied for by that Eligible Shareholder, but will be included in calculating the maximum number of shares that can be applied for by the named beneficiary.

4.4 An Eligible Shareholder must provide the Company with a certification that the A$5,000 limit is not breached by it as set out in clause 7.1(c) and the application form.

4.5 The Board reserves the right to reject any application for SPP shares to the extent that it considers that the application (whether alone or in conjunction with other applications) does not comply with these requirements, these terms and conditions or for any other reason. If an application is refused, the application monies received will be refunded without interest.

4.6 The Board has the discretion to determine the maximum aggregate amount that may be raised under an offer and accordingly, the maximum number of shares that may be issued. The Company reserves the rights to scale-back, pro-rata, allocations under an offer if the total number of shares applied for exceeds the maximum number of shares that may be issued under an offer.

4.7 The Company reserves the right to issue fewer shares than an Eligible Shareholder applied for under the SPP (or none at all) at its sole discretion. Excess application monies will be refunded without interest.

5. COSTS OF PARTICIPATION

No brokerage, commissions, stamp duty or other transaction costs will be payable by Eligible Shareholders in respect of the application form and issue of shares under the SPP.

6. GENERAL

6.1 The SPP will be administered by the Board or a committee of the Board that will have absolute discretion to:

(a) determine appropriate procedures for administration of the SPP;

(b) resolve conclusively all questions of fact or interpretation, difficulties, anomalies or disputes which may arise in connection with or by reason of the operation of the SPP, whether generally or in relation to any participating Eligible Shareholder, or application for shares, and any such resolution will be conclusive and binding on all participants and other persons to whom the resolution relates;

(c) delegate to any one or more persons, for such a period and on such conditions as they may determine, the exercise of their powers or discretions under the SPP; and

(d) suspend, change or terminate the offer at any time, in the event that the Board does so, it will advise the ASX. Any omission to give notice of changes to, or termination of, the offer, or the non-receipt of any such notice, will not invalidate the change of termination.

6.2 If you apply for shares under the SPP, you will apply for a certain value rather than a certain number of shares. The number of shares you receive will be determined by:

(a) if there is no scaleback applied to your allotment, dividing the value of the shares you have applied for by the Offer Price; or

(b) If there is a scaleback applied to your allotment, dividing the value of the shares you have been allotted by the Offer Price.

6.3 If the value of shares is not a whole dollar number the Company reserves the right to round the number of allocated shares up or down to the nearest whole number.

6.4 Shares issued under the SPP will rank equally with and have the same voting rights and other entitlements as existing shares quoted on the ASX.

6.5 The allotment of shares for all valid applications from Eligible Shareholders will be made within 10 business days after the Closing Date.

6.6 The Company will apply for shares issued under the SPP to be quoted on the ASX within 10 business days after the Closing Date. It is anticipated that the shares will be quoted on the ASX shortly after the Allotment Date.

6.7 These terms and conditions are governed by the laws in force in New South Wales.

7. DECLARATION AND ACKNOWLEDGEMENT

7.1 *By making payment by BPAY or by forwarding a cheque and completing the application form, an* Eligible Shareholder:

(a) irrevocably and unconditionally agrees to these terms and conditions and agree not to do any act or thing which would be contrary to the spirit, intention or purpose of the SPP;

(b) agrees to accept any lesser number of shares than the number of shares applied for;

(c) certifies that the aggregate of the application price for:

(i) the shares the subject of the application form; and

(ii) any other shares applied for by, or on behalf of, the Eligible Shareholder under the SPP or any similar plan operated by the Company in the 12 months prior to the offer,

(including through joint and beneficial holdings) does not exceed A$5,000;

(d) agrees to be bound by the Company's constitution in respect of shares issued under the SPP;

(e) accepts that it will not be able to withdraw or revoke its application or BPAY payment once it has been sent to the Company;

(f) authorises LCT (and its officers or agents) to correct any error or omission in its application form and to complete the application form by the insertion of any missing details;

(g) acknowledges that LCT may at any time determine that its application form is valid, in accordance with these terms and conditions, even if the application form is incomplete, contains errors or is otherwise defective;

(h) accepts the risk associated with any refund that may be sent to it by direct credit of cheque to its address shown on LCT's member's register;

(i) acknowledges that it is responsible for any dishonour fees or other costs LCT may incur in presenting a cheque for payment which is dishonoured;

(j) acknowledges that neither LCT nor Computershare Investor Services Pty Limited has provided you with investment advice or financial product advice, and that neither has any obligation to provide this advice, concerning your decision to apply for and buy shares;

(k) acknowledges that LCT is not liable for any exercise of its discretion referred to in these terms and conditions; and

(l) certifies that its acceptance of an offer under the SPP will not result in it breaching the 20% limit imposed by section 606 of the *Corporations Act 2001 (Cth)*.

Living Cell Technologies Ltd
Suite 2.11 / 737 Burwood Rd
Hawthorn VIC 3122
ABN: 14 104 028 042

COMPANY ANNOUNCEMENT

Living Cell Technologies announces share purchase plan

29 December 2006, Melbourne, Australia:

Living Cell Technologies (ASX:LCT) announced today that it has established a share purchase plan to advance the clinical trial program for its DiabeCell® product.

Under the share purchase plan, each eligible shareholder who holds shares in LCT at the record date of 10 January 2006 may purchase up to $5,000 worth of new fully paid ordinary shares, regardless of the number of LCT shares they currently hold, utilising Class Order 02/831 issued by the Australian Securities & Investments Commission.

'The funds from the share purchase plan will assist in financing the DiabeCell® clinical trial strategy but also offer existing LCT shareholders the opportunity to enjoy the longer term benefit we expect LCT shares to deliver,' said LCT Chairman Mr Simon O'Loughlin.

The issue price for shares offered under the share purchase plan will be 17.5 cents per share, representing a 12.5% discount to the average market price of LCT shares for the last 5 days on which sales were recorded during the period 19 December 2006 to 28 December 2006 and the same issue price under the placement as announced on 27 December 2006.

The timetable for the implementation of the Share Purchase Plan is as follows:

Announce Share Purchase Plan	29 December 2006
Record date to identify eligible shareholders	10 January 2007
Date of Offer	17 January 2007
Dispatch of offer to shareholders	17 January 2007
Opening date	17 January 2007
Closing date	5 February 2007

The closing date may be extended or late applications may be accepted at LCT's discretion. It is expected that shares under the share purchase plan will be issued in the week of 19 February for subsequent quotation on the ASX.

LCT is currently awaiting the final approval for its DiabeCell® clinical trial. Upon approval, LCT will be the first company in the world to conduct a clinical trial with encapsulated porcine islets without immunosuppression.

Further information:	
Richard Justice Chief Financial Officer Mob: +64 272 223 806	Simon O'Loughlin Chairman Mob: +61 412 806 840

About Living Cell Technologies: www.lctglobal.com
Living Cell Technologies Ltd (ASX: LCT) develops live cell therapy products to treat life threatening human diseases. LCT focuses on developing treatments where healthy living cells are injected into patients to replace or repair damaged tissue without requiring the use of toxic drugs to prevent rejection.

Living Cell Technologies Ltd
Suite 2.11 / 737 Burwood Rd
Hawthorn VIC 3122
ABN: 14 104 028 042

COMPANY ANNOUNCEMENT

LCT Capital Raising Update

27th December 2006, Melbourne, Australia:

Living Cell Technologies (ASX:LCT) announced today further funding arrangements to boost share capital, in order for the company to take advantage of its accelerated clinical program.

The Australian share broking firm Taylor Collison has agreed to lead a placement of $800,000 at 17.5 cents per share with Australasian based sophisticated investors, as additional funding for the company.

The Australian raising has been undertaken after being unable to conclude arrangements in a timely manner as previously announced with European investors, although discussions are continuing.

The company also proposes to issue a Share Purchase Plan, under which existing shareholders in LCT are offered the right to take up to $5,000 worth of shares at 17.5 cents per share. The offer documents are expected to be sent out in early January 2007.

As previously announced, the company continues to propose the undertaking of a larger placement in the new year, based on ongoing efforts by New York based investment bank Hunting Party Securities.

The funds raised will be used as working capital to accelerate LCT's clinical strategy of starting a phase I/IIa type I diabetes trial for its DiabeCell product.

"We are very pleased to continue to receive support from shareholders in Australasia. The increasing interest and involvement in LCT from around the globe is testament to the exciting future of this company," said Simon O'Loughlin, Chairman.

LCT is currently awaiting the final approval for its DiabeCell clinical trial. Recently, the company announced the successful completion of the first part of this process by receiving GMP accreditation to manufacture and produce the DiabeCell product for medical human use. Upon approval, LCT will be the first company in the world to conduct a clinical trial with encapsulated porcine islets without immunosuppression.

<u>Outlook for 2007:</u>

1. Start human clinical trials for DiabeCell type 1 diabetes product.
2. Develop a disease free pig facility – to enable cell production to meet late clinical studies and market.

Further information: www.lctglobal.com	
Simon O'Loughlin Chairman Mob: +61 412 806 840	Richard Justice Chief Financial Officer Mob: +64 272 223 806

Living Cell Technologies Ltd
Suite 2.11 / 737 Burwood Rd Hawthorn VIC 3122
ABN: 14 104 028 042

COMPANY ANNOUNCEMENT

LCT granted approval to manufacture xeno products for human use

19 December 2006, Melbourne, Australia:

Living Cell Technologies Ltd (ASX:LCT) today announced it has received a licence from the New Zealand Government to manufacture a novel animal cell product for humans under Good Manufacturing Practice (GMP).

The NZ regulator MedSafe issued a formal letter to LCT recommending a *Licence to Manufacture Medicines* be issued which will allow the use of its xenotransplant products in human patients. The facility will be used to manufacture cell therapy products including DiabeCell® - LCT's diabetes product.

The scope of the GMP accreditation includes the company's proprietary micro-encapsulation process and also the manufacture and preparation of free islets from neo-natal pigs.

"GMP accreditation is a significant milestone and is a necessary requirement to begin LCT's clinical trial program," said LCT Managing Director, Dr Paul LJ Tan.

"As far as we know, LCT possesses the only accredited GMP facility to make xeno porcine products and will be able to manufacture its products in accordance with the regulations of any regulatory jurisdiction throughout the world."

"This is a strong vote of confidence in xeno-based cell research and the potential of LCT's products to significantly address the global diabetes epidemic," said Prof Bob Elliott, Medical Director.

This significant milestone is the first and most fundamental part in a three step process to obtain approval for a human clinical trial in New Zealand in 2007. LCT must now receive a 'Recommend for Approval' from MedSafe to conduct the clinical trial and final ethics approval.

The accreditation has been granted after a rigorous audit process.

DiabeCell® is a porcine islet cell transplant therapy for the treatment of insulin-dependent diabetes. The neo-natal pig cells produce insulin and help regulate blood glucose levels appropriate to the amount of glucose detected in the blood stream of the diabetic recipient.

After a preliminary consultation with Medsafe NZ, LCT submitted an application earlier this year to conduct the DiabeCell® clinical trial on eight long standing Type 1 (insulin-dependent) diabetics.

Contact information:		
Prof Bob Elliott Medical Director Tel: +64 9 270 7943 Mob: +64 272 924 177	Paul Tan Managing Director - NZ Tel: +64 9 270 7941 Mobile: +61 402 716 984	Paris Brooke General Manager – LCT Tel: +61 3 9813 5501 Mobile: + 61 407 715 574

Note: Xeno-based cell products: *The use of living, primary animal cells for human treatment.*
About Living Cell Technologies: *Living Cell Technologies Ltd (ASX: LCT) develops live cell therapy products to treat life threatening human diseases without requiring the use of toxic drugs to prevent immuno-rejection.*

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	LIVING CELL TECHNOLOGIES LTD
ABN	104 028 042

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MR JOHN LAURIE HUNTER
Date of last notice	31 AUGUST 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	INDIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	HUNTER CAPITAL INTERNATIONAL INC (DIRECTOR)
Date of change	12 DECEMBER 2006
No. of securities held prior to change	634,956 ORDINARY SHARES HELD BY HUNTER CAPITAL INTERNATIONAL INC 713,464 A$0.205 5 YEAR WARRANTS (SUBJECT TO SHAREHOLDER APPROVAL) HELD BY HUNTER CAPITAL INTERNATIONAL INC US $200,000 CONVERTIBLE NOTES NOTES EXERCISABLE INTO 1,564,800 ORDINARY SHARES AT A$0.175 HELD BY HUNTER CAPITAL INTERNATIONAL INC
Class	WARRANTS
Number acquired	A) 713,464 B) 586,800
Number disposed	NIL

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A) PART OF CAPITAL RAISING FEE – EXERCISABLE AT $0.22 B) PART OF CAPITAL RAISING FEE – EXERCISABLE AT $0.175
No. of securities held after change	634,956 ORDINARY SHARES HELD BY HUNTER CAPITAL INTERNATIONAL INC 713,464 WARRANTS EXERCISABLE AT $0.22 EXPIRING 29 JUNE 2011 HELD BY HUNTER CAPITAL INTERNATIONAL INC 586,800 WARRANTS EXERCISABLE AT $0.175 EXPIRING 29 JUNE 2011 HELD BY HUNTER CAPITAL INTERNATIONAL INC US $200,000 CONVERTIBLE NOTES NOTES EXERCISABLE INTO 1,564,800 ORDINARY SHARES AT A$0.175 HELD BY HUNTER CAPITAL INTERNATIONAL INC
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ISSUE OF WARRANTS - APPROVED BY MEMBERS AT AGM HELD ON 24 NOVEMBER 2006.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder **(if issued securities)**	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	LIVING CELL TECHNOLOGIES LTD
ABN	104 028 042

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MR ROBERT BARTLETT ELLIOTT
Date of last notice	7 DECEMBER 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	12 DECEMBER 2006
No. of securities held prior to change	2,116,638 ORDINARY SHARES (HELD BY ROBERT BARTLETT ELLIOTT) 537,500 OPTIONS – CLASS A EXPIRING 30/06/2010 1,485,800 OPTIONS – CLASS B EXPIRING 30/06/2010 625,000 ORDINARY SHARES (HELD BY PANCELL LIMITED)
Class	OPTIONS
Number acquired	350,000

+ See chapter 19 for defined terms.

Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	NIL – EXERCISABLE AT $0.30 PER SHARE, VESTING ON 9 MARCH 2007 AND EXPIRING ON 9 MARCH 2009
No. of securities held after change	2,116,638 ORDINARY SHARES (HELD BY ROBERT BARTLETT ELLIOTT) 537,500 OPTIONS – CLASS A EXPIRING 30/06/2010 1,485,800 OPTIONS – CLASS B EXPIRING 30/06/2010 350,000 OPTIONS - EXERCISABLE AT $0.30 PER SHARE, VESTING ON 9 MARCH 2007 AND EXPIRING ON 9 MARCH 2009 625,000 ORDINARY SHARES (HELD BY PANCELL LIMITED)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ISSUE OF OPTIONS - APPROVED BY MEMBERS AT AGM HELD ON 24 NOVEMBER 2006.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A

+ See chapter 19 for defined terms.

Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	LIVING CELL TECHNOLOGIES LTD
ABN	104 028 042

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MR DAVID COLLINSON
Date of last notice	7 DECEMBER 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	12 DECEMBER 2006
No. of securities held prior to change	188,790 ORINARY SHARES (HELD BY DAVID COLLINSON) 50,000 ORDINARY SHARES (HELD BY MR & MRS G & D COLLINSON 9,710,799 ORDINARY SHARES (HELD BY DAVID AND GRAEME COLLINSON) 60,494 ORDINARY SHARES (HELD BY DAVID COLLINSON, GRAEME COLLINSON AND ANNA NATHAN) 2,123,300 OPTIONS EXPIRING 30/06/2010 625,000 ORDINARY SHARES (HELD BY PANCELL LIMITED)

+ See chapter 19 for defined terms.

Class	OPTIONS
Number acquired	350,000
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	NIL – EXERCISABLE AT $0.30 PER SHARE, VESTING ON 9 MARCH 2007 AND EXPIRING ON 9 MARCH 2009
No. of securities held after change	188,790 ORINARY SHARES (HELD BY DAVID COLLINSON) 50,000 ORDINARY SHARES (HELD BY MR & MRS G & D COLLINSON 9,710,799 ORDINARY SHARES (HELD BY DAVID AND GRAEME COLLINSON) 60,494 ORDINARY SHARES (HELD BY DAVID COLLINSON, GRAEME COLLINSON AND ANNA NATHAN) 2,123,300 OPTIONS EXPIRING 30/06/2010 350,000 OPTIONS EXERCISABLE AT $0.30 PER SHARE, VESTING ON 9 MARCH 2007 AND EXPIRING ON 9 MARCH 2009 625,000 ORDINARY SHARES (HELD BY PANCELL LIMITED)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ISSUE OF OPTIONS - APPROVED BY MEMBERS AT AGM HELD ON 24 NOVEMBER 2006.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A

+ See chapter 19 for defined terms.

Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Living Cell Technologies Ltd
Suite 2.11 / 737 Burwood Rd
Hawthorn VIC 3122
ABN: 14 104 028 042

COMPANY ANNOUNCEMENT

LCT investigates possible prevention of Type 1 diabetes

14 December 2006, Melbourne, Australia:

Living Cell Technologies (ASX:LCT) announced today that early stage research of its NeurotrophinCell (NtCell) product may hold the potential to prevent or delay the onset of Type I diabetes.

The study involved injecting choroid plexus cells from neo-natal pigs encapsulated in alginate into the non-obese diabetic (NOD) mouse model of Type 1 diabetes. The cell product was effective in protecting insulin secreting beta cells and preventing the onset of diabetes.

The NtCell product secretes a range of neurotrophins or protective proteins that are responsible for repair and protection of cells. In two proof of principle studies, the incidence of diabetes was decreased in NOD mice treated with encapsulated choroid plexus implantations (23%,27%) compared with controls (50%,53%) and in those that became diabetic, the onset of disease was delayed.

"These are exciting early stage results that warrant further investigation with the potential to be a novel and minimally invasive means of preventing Type 1 diabetes," said Prof Bob Elliott, LCT's Medical Director.

This encouraging discovery has grown out of the work LCT has been pioneering in the treatment of degenerative neurological diseases, such as Huntington's disease. LCT's NtCell product has previously demonstrated in small animal and non-human primate models that the neurotrophins and other factors secreted by choroid plexus cells have a protective effect.

The severe form of diabetes requiring daily insulin injections is first recognised by the destruction of nerve cells that surround clusters of insulin cells. The rationale for LCT's patented treatment method is that by protecting these nerve cells surrounding the insulin cells, it may be possible to provide a preventative therapy for Type 1 diabetes.

There are currently no prevention therapies available for people at risk of Type I diabetes.

"This adds an exciting additional element to LCT's discovery program and is another example of the therapeutic effects of LCT's NtCell product in treating a range of degenerative and auto-immune diseases," Prof Elliott said.

While the study is still at a very early stage, the initial indications are positive and will form part of LCT's future product development plans.

Further Information:		
Dr Paul Tan Managing Director – NZ Tel: +64 9 270 7941	Prof Bob Elliott LCT Medical Director Tel: +64 9 270 7949	Paris Brooke General Manager – AUS Tel: +61 3 9813 5501

About Living Cell Technologies - www.lctglobal.com - *Living Cell Technologies Ltd (ASX: LCT) develop live cell therapy products to treat life threatening human diseases such as Huntington's disease, insulin-dependent diabetes and haemophilia. The ASX listed, company operates globally through offices in NZ, Australia & USA.*

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Living Cell Technologies Limited

ACN/ARSN: ACN 104 028 042

1. Details of substantial holder (1)

Name: K One W One Limited (KOWOL); Foundation Services Limited (FSL); Stephen Robert Tindall

ACN/ARSN (if applicable): N/A: KOWOL and FSL are New Zealand registered companies

There was a change in the interests of the substantial holder on: 03/11/04; 19/08/05; and 10/01/06

The previous notice was given to the company on: 02/09/04

The previous notice was dated: 02/09/04

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	12,329,061	15.41%	12,329,061	9.99%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
N/A	N/A	No change in the relevant interests of the substantial holders has occurred. The substantial holders did not participate in any of the share placements or share issues between 03/11/04 and 31/08/06, resulting in dilution of their voting power on 03/11/04 to 13.58%, 19/08/05 to 12.00% and 10/01/06 to 10.45%. This notice is to update the present voting power.	N/A	N/A	N/A

516665v1

4. **Present relevant interests**

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
KOWOL	KOWOL	KOWOL	Holder on own account	7,351,435	7,351,435
FSL	FSL	FSL	Holder on own account	4,977,626	4,977,626
Stephen Robert Tindall	FSL	FSL	Controller of FSL	4,977,626	12,329,061
	KOWOL	KOWOL	Controller of KOWOL	7,351,435	

5. **Changes in association**

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	

6. **Addresses**

The addresses of persons named in this form are as follows:

Name	Address
K One W One Limited	c/- BDO Spicers, PO Box 2219, Auckland, New Zealand
Stephen Robert Tindall	232B Hurstmere Road, Takapuna, Auckland, New Zealand
Foundation Services Limited	PO Box 33181, Takapuna, Auckland, New Zealand

Signature

print name Stephen Robert Tindall

capacity S R Tindall; Director K One W One Limited; Director Foundation Services Limited.

sign here [signature]

date 07/ 12/06

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included on any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	LIVING CELL TECHNOLOGIES LTD
ABN	104 028 042

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MR ROBERT BARTLETT ELLIOTT
Date of last notice	30 NOVEMBER 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	4 DECEMBER 2006
No. of securities held prior to change	2,112,638 ORDINARY SHARES (HELD BY ROBERT BARTLETT ELLIOTT) 537,500 OPTIONS – CLASS A 1,485,800 OPTIONS – CLASS B 625,000 ORDINARY SHARES (HELD BY PANCELL LIMITED)
Class	ORDINARY SHARES
Number acquired	4,000
Number disposed	NIL

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$0.235
No. of securities held after change	2,116,638 ORDINARY SHARES (HELD BY ROBERT BARTLETT ELLIOTT) 537,500 OPTIONS – CLASS A 1,485,800 OPTIONS – CLASS B 625,000 ORDINARY SHARES (HELD BY PANCELL LIMITED)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ON MARKET TRADE

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	LIVING CELL TECHNOLOGIES LTD
ABN	104 028 042

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MR ROBERT BARTLETT ELLIOTT
Date of last notice	30 NOVEMBER 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	5 DECEMBER 2006
No. of securities held prior to change	2,112,638 ORDINARY SHARES (HELD BY ROBERT BARTLETT ELLIOTT) 537,500 OPTIONS – CLASS A 1,485,800 OPTIONS – CLASS B 625,000 ORDINARY SHARES (HELD BY PANCELL LIMITED)
Class	ORDINARY SHARES
Number acquired	4,000
Number disposed	NIL

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$0.235
No. of securities held after change	2,116,638 ORDINARY SHARES (HELD BY ROBERT BARTLETT ELLIOTT) 537,500 OPTIONS – CLASS A 1,485,800 OPTIONS – CLASS B 625,000 ORDINARY SHARES (HELD BY PANCELL LIMITED)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ON MARKET TRADE

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	LIVING CELL TECHNOLOGIES LTD
ABN	104 028 042

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MR DAVID COLLINSON
Date of last notice	31 MAY 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	29 NOVEMBER 2006
No. of securities held prior to change	188,790 ORINARY SHARES (HELD BY DAVID COLLINSON) 9,710,799 ORDINARY SHARES (HELD BY DAVID AND GRAEME COLLINSON) 60,494 ORDINARY SHARES (HELD BY DAVID COLLINSON, GRAEME COLLINSON AND ANNA NATHAN) 2,123,300 OPTIONS EXPIRING 30/06/2008 625,000 ORDINARY SHARES (HELD BY PANCELL LIMITED)
Class	ORDINARY SHARES
Number acquired	50,000

+ See chapter 19 for defined terms.

Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$0.20
No. of securities held after change	188,790 ORINARY SHARES (HELD BY DAVID COLLINSON) 50,000 ORDINARY SHARES (HELD BY MR & MRS G & D COLLINSON 9,710,799 ORDINARY SHARES (HELD BY DAVID AND GRAEME COLLINSON) 60,494 ORDINARY SHARES (HELD BY DAVID COLLINSON, GRAEME COLLINSON AND ANNA NATHAN) 2,123,300 OPTIONS EXPIRING 30/06/2008 625,000 ORDINARY SHARES (HELD BY PANCELL LIMITED)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ON MARKET PURCHASE

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder **(if issued securities)**	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	LIVING CELL TECHNOLOGIES LTD
ABN	104 028 042

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MR ROBERT BARTLETT ELLIOTT
Date of last notice	21 NOVEMBER 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	1) 29 NOVEMBER 2006 2) 30 NOVEMBER 2006
No. of securities held prior to change	2,090,638 ORDINARY SHARES (HELD BY ROBERT BARTLETT ELLIOTT) 537,500 OPTIONS – CLASS A 1,485,800 OPTIONS – CLASS B 625,000 ORDINARY SHARES (HELD BY PANCELL LIMITED)
Class	ORDINARY SHARES
Number acquired	1) 10,000 2) 12,000

+ See chapter 19 for defined terms.

Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	1) $0.20 2) $0.21
No. of securities held after change	2,112,638 ORDINARY SHARES (HELD BY ROBERT BARTLETT ELLIOTT) 537,500 OPTIONS – CLASS A 1,485,800 OPTIONS – CLASS B 625,000 ORDINARY SHARES (HELD BY PANCELL LIMITED)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ON MARKET TRADE

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Living Cell Technologies Ltd
Suite 2.11 / 737 Burwood Rd
Hawthorn VIC 3122
ABN: 14 104 028 042

COMPANY ANNOUNCEMENT

LCT announces progress on funding initiatives

24 November 2006, Melbourne, Australia:

Living Cell Technologies (ASX:LCT) announced today that it has received verbal commitment for an initial investment of US$3 million through a placement of ordinary shares to European shareholders at A$0.20 per share working with Hunting Party Securities. There is a one for ten attached option to subscribe for shares at $0.30 per share exercisable within three years.

The placement will be an initial lead investment in an intended larger round, involving both US and European investors. We expect to close the larger round primarily with US based investors in the near future.

To the extent to which the placement exceeds the 15% limit imposed under the Listing Rules the Company will seek shareholder approval as soon as possible.

These funds will be utilised for operations including further clinical trials, development and commercialisation efforts for the company's lead products for type 1 diabetes and Huntington's disease.

"We are delighted with the participation of European investors in LCT and the extension of the company's awareness amongst the global markets," said LCT CEO, Mr David Collinson.

"LCT's biocertified pig herd and facilities are a key differentiator for the company. The ability to produce a safe, renewable source of cells for therapeutics is a key strategic goal, as outlined recently by the US National Institutes of Health.

"LCT is developing live cell therapy products that can be produced in quantities to meet large unmet markets and without the use of immunosuppression," Mr Collinson said.

"This placement and the completion of the larger round will ensure LCT can move forward as quickly as possible towards clinical trials once we receive the necessary regulatory approvals."

Further Information:		
Richard Justice Chief Financial Officer Tel: +64 9 276 2690 Mob: +64 272 223 806	David Collinson Chief Executive Officer Tel: +61 402 716 984	Paris Brooke General Manager – LCT Tel: +61 3 9813 5501 Mobile: + 61 407 715 574

About Living Cell Technologies: www.lctglobal.com

Living Cell Technologies Ltd (ASX: LCT) develop live cell therapy products to treat life threatening human diseases. The ASX listed, vertically integrated company operates globally through offices in New Zealand, Australia and the United States. LCT focuses on developing treatments where healthy living cells are injected into patients to replace or repair damaged tissue, without requiring the use of toxic drugs to prevent rejection. The company's product portfolio focuses on treatments for people with Huntington's disease, insulin-dependent diabetes and haemophilia.

2.11/737 Burwood Road
Hawthorn, VIC 3122
Tel +61(0)3 9813 5501
ABN 104 028 042

Living Cell
Technologies Ltd

Company Announcement

Annual General Meeting Held on 24 November 2006

The result of the resolutions passed at the Annual General Meeting of Living Cell Technologies Ltd held today is provided in accordance with Listing Rule 3.13.2 and section 251AA (2) of the Corporations Act.

Resolution 1 (ordinary): Adoption of the Remuneration Report for the Year ended 30 June 2006

"That the Remuneration Report required by section 300A of the Corporations Act, as contained in the Director's Report of the Company, for the year ended 30 June 2006 be adopted."

This resolution was passed unanimously on a show of hands.

The total number of proxy results exercisable by all proxies validly appointed was 28,682,209. Instructions in respect of the proxies were:

FOR	AGAINST	ABSTAIN	UNDIRECTED
7,831,364	5,105,455	20,000	15,725,390

Resolution 2 (ordinary): Re-election of Mr Simon O'Loughlin

"That Mr Simon O'Loughlin, who retires by rotation in accordance with Clause 6.1 of the Constitution and being eligible offers himself for re-election, be re-elected as a Director of the Company".

This resolution was passed unanimously on a show of hands.

The total number of proxy results exercisable by all proxies validly appointed was 28,682,209. Instructions in respect of the proxies were:

FOR	AGAINST	ABSTAIN	UNDIRECTED
12,936,819	-	20,000	15,725,390

Resolution 3 (ordinary): Re-election of Mr Charles Macek

"That Mr Charles Macek, who was appointed a Director pursuant to clause 9.2 during the year, and who retires in accordance with Clause 9.2 of the Company's Constitution and being eligible, offers himself for election, be elected a Director of the Company."

This resolution was passed unanimously on a show of hands.

The total number of proxy results exercisable by all proxies validly appointed was 28,682,209. Instructions in respect of the proxies were:

FOR	AGAINST	ABSTAIN	UNDIRECTED
15,027,457	-	20,000	13,634,752

LCT

Resolution 4 (ordinary): Re-election of Mr John Laurie Hunter

"That Mr John Laurie Hunter, who was appointed a Director pursuant to clause 9.2 during the year, and who retires in accordance with Clause 9.2 of the Company's Constitution and being eligible, offers himself for election, be elected a Director of the Company."

This resolution was passed unanimously on a show of hands.

The total number of proxy results exercisable by all proxies validly appointed was 28,682,209. Instructions in respect of the proxies were:

FOR	AGAINST	ABSTAIN	UNDIRECTED
15,027,457	-	20,000	13,634,752

Resolution 5 (ordinary): Approval of Issue of Options to Managing Director in accordance with Listing Rule 10.11

"That approval be given pursuant to ASX Listing Rule 10.11 for the issue of 350,000 unlisted options over ordinary shares at a nil issue price and an exercise price of $0.30 to David Collinson, details of which are set out in the explanatory notes to resolution 5 in the notice of meeting."

This resolution was passed unanimously on a show of hands.

The total number of proxy results exercisable by all proxies validly appointed was 24,096,770. Instructions in respect of the proxies were:

FOR	AGAINST	ABSTAIN	UNDIRECTED
4,050,755	5,161,455	1,249,808	13,634,752

Resolution 6 (ordinary): Approval of Issue of Options to Robert Elliott in accordance with Listing Rule 10.11

"That approval be given pursuant to ASX Listing Rule 10.11 for the issue of 350,000 unlisted options over ordinary shares at a nil issue price and an exercise price of $0.30 to Robert Elliott, details of which are set out in the explanatory notes to resolution 6 in the notice of meeting."

This resolution was passed unanimously on a show of hands.

The total number of proxy results exercisable by all proxies validly appointed was 26,591,571. Instructions in respect of the proxies were:

FOR	AGAINST	ABSTAIN	UNDIRECTED
6,545,556	5,161,455	1,249,808	13,634,752

LCT

Resolution 7 (ordinary): Approval of Issue of Warrants to Hunter Capital International in accordance with Listing Rule 10.11

"That approval be given pursuant to ASX Listing Rule 10.11 for the issue of 713,464 warrants at a nil issue price and an exercise price of $0.22 and 586,800 warrants at a nil issue price and an exercise price of $0.175 to Hunter Capital International, details of which are set out in the explanatory notes to resolution 7 in the notice of meeting."

This resolution was passed unanimously on a show of hands.

The total number of proxy results exercisable by all proxies validly appointed was 28,047,313. Instructions in respect of the proxies were:

FOR	AGAINST	ABSTAIN	UNDIRECTED
13,056,693	106,000	1,249,808	13,634,752

Nick Geddes
Company Secretary

Living Cell Technologies Limited
NOTICE OF GENERAL MEETING

to be held at 3.00pm on
Monday 6 November 2006 at
the offices of
Australian Company Secretaries
Level 5
255 George Street
Sydney NSW 2000
Australia

Registered Office:
C/- Australian Company Secretaries Pty Ltd
GPO Box 4231
Level 5
255 George Street
SYDNEY NSW 2001
Australia

Telephone +612 9252 1933
Facsimile +612 9252 2487

Living Cell Technologies Limited

ABN 14 104 028 042

NOTICE OF GENERAL MEETING

Notice is hereby given that the General Meeting ("the Meeting") of Living Cell Technologies Limited ("the Company") will be held at the offices of Australian Company Secretaries, Level 5, 255 George Street, Sydney, NSW, 2000 on Monday 6 November 2006 at 3.00pm.

BUSINESS

Resolution 1 Ratification of issue of ordinary shares pursuant to ASX Listing Rule 7.4

To consider, and if thought fit, pass the following resolution:

"That, in accordance with ASX Listing Rule 7.4, the Company ratifies and approves for the purposes of ASX Listing Rule 7.1, the issue of 100,000 fully paid ordinary shares in the capital of the Company, to Optimum Holdings Ltd, details of which are set out in the explanatory notes to resolution 1 in the Notice of Meeting."

Resolution 2 Ratification of issue of ordinary shares pursuant to ASX Listing Rule 7.4

To consider, and if thought fit, pass the following resolution:

"That, in accordance with ASX Listing Rule 7.4, the Company ratifies and approves for the purposes of ASX Listing Rule 7.1, the issue of 552,333 fully paid ordinary shares in the capital of the Company, to Child Health Foundation, details of which are set out in the explanatory notes to resolution 2 in the Notice of Meeting."

Resolution 3 Ratification of issue of ordinary shares pursuant to ASX Listing Rule 7.4

To consider, and if thought fit, pass the following resolution:

"That, in accordance with ASX Listing Rule 7.4, the Company ratifies and approves for the purposes of ASX Listing Rule 7.1, the issue of 4,676,867 fully paid ordinary shares in the capital of the Company, details of which are set out in the explanatory notes to resolution 3 in the Notice of Meeting."

Resolution 4 Ratification of issue of convertible notes pursuant to ASX Listing Rule 7.4

To consider, and if thought fit, pass the following resolution:

"That, in accordance with ASX Listing Rule 7.4, the Company ratifies and approves for the purposes of ASX Listing Rule 7.1, the issue of 11,736,000 convertible notes in the capital of the Company, details of which are set out in the explanatory notes to resolution 4 in the Notice of Meeting."

Dated 3 October 2006

BY ORDER OF THE BOARD

N J V Geddes
Company Secretary

Living Cell Technologies Limited

ABN 14 104 028 042

VOTING EXCLUSIONS

Resolution 1

The company will disregard any votes cast on Resolution 1 by:

- Optimum Holdings Ltd or any associate of that Company (within the meaning of the Corporations Act 2001).

However, the entity need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Resolution 2

The company will disregard any votes cast on Resolution 2 by:

- Child Health Foundation or any associate of that organisation (within the meaning of the Corporations Act 2001).

However, the entity need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Resolution 3

The company will disregard any votes cast on Resolution 3 by:

- any person named or identified in the Explanatory Memorandum as a person to whom shares the subject of Resolution 3 were issued and any associate of any one or more of any such persons.

However, the entity need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Resolution 4

The company will disregard any votes cast on Resolution 4 by:

- any person named or identified in the Explanatory Memorandum as a person to whom convertible notes the subject of Resolution 4 were issued and any associate of any one or more of any such persons.

However, the entity need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Living Cell Technologies Limited
ABN 14 104 028 042

EXPLANATORY NOTES

ASX Listing Rule 7.1 imposes a cap on the number of shares that a company may issue within the 12 month period. ASX Listing Rule 7.4 provides that an issue of equity securities made without Shareholder approval under Listing Rule 7.1 is treated as having been made with Shareholder approval for the purposes of Listing Rule 7.1 if the holders of ordinary securities subsequently approve it, and the issue did not breach Listing Rule 7.1. The issues of the shares and convertible notes described below did not breach any Listing Rules and shareholder ratification to those issues is now sought.

In order to restore the Company's 15% placement capacity, it is proposed that the Members ratify the issues of ordinary shares and the convertible notes as detailed below. Ratification provides the Company with flexibility in capital management and allows the Company to make further issues for working capital purposes as required.

Resolution 1 - Ratification of share issues for purposes of ASX Listing Rules

On 30 June 2006 the Company issued 100,000 ordinary shares at $0.220 each to Optimum Holdings Ltd for the purpose of raising working capital.

Resolution 2 - Ratification of share issues for purposes of ASX Listing Rules

On 30 June 2006 the Company issued 552,333 ordinary shares at $0.15 to Child Health Foundation for the purpose of raising working capital.

Resolution 3 - Ratification of share issues for purposes of ASX Listing Rules

On 8 August 2006 the Company issued 4,676,877 ordinary shares in the capital of the Company as follows:

Number of securities issued	Date of issue	Price	Names of allottees or basis on which allottees were determined
136,920	08/08/2006	$0.15 per share	Soma Intelligence LLC
500,000	08/08/2006	$0.15 per share	Michael Bushell
500,000	08/08/2006	$0.15 per share	Ashabia Pty Ltd
166,667	08/08/2006	$0.15 per share	Forty Traders Limited
91,280	08/08/2006	$0.15 per share	Richard G Wehby
2,282,000	08/08/2006	$0.15 per share	David Musket
1,000,000	08/08/2006	$0.15 per share	Taycol Nominees Pty Ltd

These funds were employed for working capital by the Company.

Resolution 4 - Ratification of convertible notes for purposes of ASX Listing Rules

On 29 June 2006 the Company issued US$1.5 million convertible notes which, if converted by the note holders and not repaid by the Company, will convert to a maximum of 11,736,000 fully paid Ordinary shares at 17.5 cents each in the capital of the Company. These funds will be employed for working capital by the Company. The convertible notes were issued assuming a foreign exchange rate of AUD1=USD 0.7486 as follows:

US$ of Convertible Notes issued	Date of issue	AUD Note Conversion Price	Names of allottees or basis on which allottees were determined
$1,000,000	29 June 2006	$0.175 per note	Persistency Private Equity Limited
$200,000	29 June 2006	$0.175 per note	Hunter Capital International
$50,000	29 June 2006	$0.175 per note	Don Sanders
$133,875	29 June 2006	$0.175 per note	Sanders Opportunity Fund Inst
$41,125	29 June 2006	$0.175 per note	Sanders Opportunity Fund LP
$50,000	29 June 2006	$0.175 per note	Sanders 1998 Children's Trust

	$25,000	29 June 2006	$0.175 per note	Don and Julie Weir

Living Cell Technologies Limited

ABN 14 104 028 042

The principal terms of the Convertible notes are as follows:

Payment; Maturity. At any time on or after 30 November 2007, if this Note has not been paid in full or converted in accordance with the terms of Sections A) below, Holder may demand payment of the entire outstanding principal balance of this Note and all unpaid accrued interest thereon (the "**Accrued Amount**"). Notwithstanding the foregoing, this Note shall become immediately due and payable in full in cash in connection with any change of control of the Payor.

Conversion.

A) At any time at the Holder's option, and

B) in the event that the Payor (i) issues and sells shares of its Equity Securities to investors (the "**Investors**") on or before the Maturity Date in a single offering with aggregate gross proceeds to the Payor of not less than US $12,000,000 and per share purchase price of at least the Conversion Price (excluding the conversion of the Note or other debt (a "**Qualified Financing**"),

C) but in either case only if a conversion of this Note, together with exercise of all options held by the Holder, taking into account all other shares of the Payor's Common Stock and securities convertible into the Payor's Common Stock then held, would not result in the Holder being an owner of 20% or more of the Company's outstanding Common Stock or a breach of Listing Rule 7.1 of the Australian Stock Exchange Limited.

The then outstanding principal balance of this Note and (if the Holder so elects, by notice in writing to the Payor) all unpaid accrued interest may be converted into, in each case at the Holder's option, either the Equity Securities sold in the Qualified Financing or the Payor's common stock (or any combination thereof) at the Conversion Price.
If the Equity Securities sold in the Qualified Financing include any warrants or any other features, the Holder shall have the right to receive such warrant coverage and, if in connection with the Qualified Financing any securities or other rights are given in connection with a covenant to subsequently list or otherwise create a publicly traded market for securities of Payor, the Holder shall receive 125% of the amount of such securities. For purposes of this Note, the term "**Equity Securities**" shall mean the Payor's Common Stock or Preferred Stock or any securities conferring the right to purchase the Payor's Common Stock or Preferred Stock or securities convertible into, or exchangeable for (with or without additional consideration), the Payor's Common Stock or Preferred Stock. The "**Conversion Price**" shall initially be Aus $0.175.

Living Cell Technologies Limited

ABN 14 104 028 042

NOTES

1. A member entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on the member's behalf. If the member is entitled to cast two or more votes at the meeting, the member may appoint not more than two proxies to attend and vote on the member's behalf.

2. If a member appoints two proxies, each proxy should be appointed to represent a specified proportion or number of the member's votes. In the absence of such a specification, each proxy will be entitled to exercise half the votes.

3. A proxy need not be a member of the Company.

4. To appoint a proxy (or two proxies), a proxy form must be signed by the member or the member's attorney duly authorised in writing. If the member is a corporation, the proxy form must be signed either under the corporation's common seal (if any) or under the hand of its attorney or officer duly authorised.

5. To be effective, a proxy form (and, if it is signed by an attorney, the authority under which it is signed or a certified copy of the authority) must be received by the Company not later than 48 hours prior to the Meeting. Proxy forms and authorities may be sent to the Company by post, personal delivery or fax:

   Living Cell Technologies Limited
   C/- Australian Company Secretaries Pty Ltd
   Street address: Level 5, 255 George Street
   Sydney NSW 2000
   Australia
   Mailing address: GPO Box 4231
   Sydney NSW 2001
   Australia

   Fax: +612 9252 2487

   provided that members who forward their proxy forms by fax may be required to make available the original executed form of the proxy for production, if called upon at the meeting.

6. For the purposes of the General Meeting, persons on the register of members as at 3.00pm on 4 November 2006 will be treated as members. This means that if you are not the registered holder of a relevant share at that time you will not be entitled to vote in respect of that share.

PROXY FORM

Living Cell Technologies Limited

ABN 14 104 028 042

I/We..

(PLEASE PRINT NAME)

Of...

(ADDRESS)

being a member/members of Living Cell Technologies Limited

A Appoint ....

(PLEASE PRINT NAME)

or failing the person so named (or if no person is named) the **Chairman of the Meeting** ***[If appointing the Chairman see B below]*** as proxy to vote in accordance with the following directions (or if no directions have been given as the proxy or the Chairman sees fit) at the General Meeting of members of Living Cell Technologies Limited to be held on 8 November 2006 commencing at 3.00pm and at any adjournment.

B Business	For	Against	Abstain
Resolution 1 – Ratification of issue of ordinary shares pursuant to ASX Listing Rule 7.4 – Optimum Holdings			
Resolution 2 – Ratification of issue of ordinary shares pursuant to ASX Listing Rule 7.4 – Child Health			
Resolution 3 – Ratification of issue of 4,676,867 ordinary shares pursuant to ASX Listing Rule 7.4			
Resolution 4 – Ratification of convertible notes pursuant to ASX Listing Rule 7.4			

C If Appointing a Second Proxy

State here the percentage of your voting rights: %

Or

the number of shares applicable to this Form: Number

D Insert your daytime telephone number (S T D)

E Signature(s)

Signatures if Corporate Shareholder (See Note F)

Executed in accordance with section 127 of the Corporations Act

Director/Sole Director sign and print name

Director/Secretary sign and print name

Note: For your proxy to be entitled to vote your shares at the Meeting, the completed Proxy Form must be received by the Company not later than 48 hours prior to the Meeting.

Living Cell Technologies Limited

ABN 14 104 028 042

INSTRUCTIONS FOR COMPLETION OF PROXY FORM

Your vote is important. Please direct your proxy how to vote. For your proxy to be entitled to vote your shares at the Meeting, the completed Proxy Form must be received by the Company not later than 48 hours prior to the Meeting. Any proxy received after this deadline will be treated as invalid.

A. Appoint

Insert here the name of the person you wish to appoint as proxy. Members cannot appoint themselves. If you submit a Proxy Form, which does not name a person to act as your proxy, the Chairman of the Meeting will act as your proxy. You can vote your shares by proxy even if you plan to attend the Meeting.

B. Business

If you wish to direct your proxy how to vote on any item, place a mark in the appropriate box. If a mark is placed in a box, your total shareholding will be voted in that manner. You may, if you wish, split your voting direction by inserting the number of shares you wish to vote in the appropriate box. The vote will be invalid if a mark is made against more than one box for a particular item or if the total shareholding shown in "For", "Against" and "Abstain" boxes is more than your total shareholding on the share register.

C. If Appointing a Second Proxy

A member is entitled to appoint up to two persons (whether members or not) to attend the Meeting as proxies and vote. If you wish to appoint two proxies please photocopy your proxy form or obtain another proxy form by calling the Company Secretary on +612 9252 1933. Both Forms should be completed with the nominated percentage of your voting rights or number of shares on each Form. If you do not specify the nominated percentage of your voting rights or number of shares, each of the proxies may exercise half of the votes. Please return these Proxy Forms together.

D. Insert your daytime telephone number

This is required in case we need to contact you.

E. Signature(s)

This Form must be signed by the member. If the member is an Australian corporation, the Form must be executed in accordance with section 127 of the Corporations Act or by an attorney. If this Form is signed by a person who is not the registered shareholder then the relevant authority must either have been exhibited previously to the Company or be enclosed with this Form.

Further Important Information

Please return your completed Proxy Form to the Company Secretary c/- Australian Company Secretaries Pty Ltd, at Level 5, 255 George Street, Sydney, NSW, 2000 (GPO Box 4231, Sydney, NSW, 2001). Alternatively, your Form can be faxed to the Company on +612 9252 2487. To be effective, the Form must be received by the Company at the above address not later than 48 hours prior to the Meeting. **If you require further information on how to complete the Proxy Form, telephone the Company Secretary on +612 9252 1933.**

Living Cell Technologies Limited
NOTICE OF GENERAL MEETING

to be held at 3.00pm on
Monday 6 November 2006 at
the offices of
Australian Company Secretaries
Level 5
255 George Street
Sydney NSW 2000
Australia

Registered Office:
C/- Australian Company Secretaries Pty Ltd
GPO Box 4231
Level 5
255 George Street
SYDNEY NSW 2001
Australia

Telephone +612 9252 1933
Facsimile +612 9252 2487

Living Cell Technologies Limited

ABN 14 104 028 042

NOTICE OF GENERAL MEETING

Notice is hereby given that the General Meeting ("the Meeting") of Living Cell Technologies Limited ("the Company") will be held at the offices of Australian Company Secretaries, Level 5, 255 George Street, Sydney, NSW, 2000 on Monday 6 November 2006 at 3.00pm.

BUSINESS

Resolution 1 — Ratification of issue of ordinary shares pursuant to ASX Listing Rule 7.4

To consider, and if thought fit, pass the following resolution:

"That, in accordance with ASX Listing Rule 7.4, the Company ratifies and approves for the purposes of ASX Listing Rule 7.1, the issue of 100,000 fully paid ordinary shares in the capital of the Company, to Optimum Holdings Ltd, details of which are set out in the explanatory notes to resolution 1 in the Notice of Meeting."

Resolution 2 — Ratification of issue of ordinary shares pursuant to ASX Listing Rule 7.4

To consider, and if thought fit, pass the following resolution:

"That, in accordance with ASX Listing Rule 7.4, the Company ratifies and approves for the purposes of ASX Listing Rule 7.1, the issue of 552,333 fully paid ordinary shares in the capital of the Company, to Child Health Foundation, details of which are set out in the explanatory notes to resolution 2 in the Notice of Meeting."

Resolution 3 — Ratification of issue of ordinary shares pursuant to ASX Listing Rule 7.4

To consider, and if thought fit, pass the following resolution:

"That, in accordance with ASX Listing Rule 7.4, the Company ratifies and approves for the purposes of ASX Listing Rule 7.1, the issue of 4,676,867 fully paid ordinary shares in the capital of the Company, details of which are set out in the explanatory notes to resolution 3 in the Notice of Meeting."

Resolution 4 — Ratification of issue of convertible notes pursuant to ASX Listing Rule 7.4

To consider, and if thought fit, pass the following resolution:

"That, in accordance with ASX Listing Rule 7.4, the Company ratifies and approves for the purposes of ASX Listing Rule 7.1, the issue of 11,736,000 convertible notes in the capital of the Company, details of which are set out in the explanatory notes to resolution 4 in the Notice of Meeting."

Dated 3 October 2006

BY ORDER OF THE BOARD

N J V Geddes
Company Secretary

Living Cell Technologies Limited

ABN 14 104 028 042

VOTING EXCLUSIONS

Resolution 1

The company will disregard any votes cast on Resolution 1 by:

- Optimum Holdings Ltd or any associate of that Company (within the meaning of the Corporations Act 2001).

However, the entity need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Resolution 2

The company will disregard any votes cast on Resolution 2 by:

- Child Health Foundation or any associate of that organisation (within the meaning of the Corporations Act 2001).

However, the entity need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Resolution 3

The company will disregard any votes cast on Resolution 3 by:

- any person named or identified in the Explanatory Memorandum as a person to whom shares the subject of Resolution 3 were issued and any associate of any one or more of any such persons.

However, the entity need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Resolution 4

The company will disregard any votes cast on Resolution 4 by:

- any person named or identified in the Explanatory Memorandum as a person to whom convertible notes the subject of Resolution 4 were issued and any associate of any one or more of any such persons.

However, the entity need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Living Cell Technologies Limited

ABN 14 104 028 042

EXPLANATORY NOTES

ASX Listing Rule 7.1 imposes a cap on the number of shares that a company may issue within the 12 month period. ASX Listing Rule 7.4 provides that an issue of equity securities made without Shareholder approval under Listing Rule 7.1 is treated as having been made with Shareholder approval for the purposes of Listing Rule 7.1 if the holders of ordinary securities subsequently approve it, and the issue did not breach Listing Rule 7.1. The issues of the shares and convertible notes described below did not breach any Listing Rules and shareholder ratification to those issues is now sought.

In order to restore the Company's 15% placement capacity, it is proposed that the Members ratify the issues of ordinary shares and the convertible notes as detailed below. Ratification provides the Company with flexibility in capital management and allows the Company to make further issues for working capital purposes as required.

Resolution 1 - Ratification of share issues for purposes of ASX Listing Rules

On 30 June 2006 the Company issued 100,000 ordinary shares at $0.220 each to Optimum Holdings Ltd for the purpose of raising working capital.

Resolution 2 - Ratification of share issues for purposes of ASX Listing Rules

On 30 June 2006 the Company issued 552,333 ordinary shares at $0.15 to Child Health Foundation for the purpose of raising working capital.

Resolution 3 - Ratification of share issues for purposes of ASX Listing Rules

On 8 August 2006 the Company issued 4,676,877 ordinary shares in the capital of the Company as follows:

Number of securities issued	Date of Issue	Price	Names of allottees or basis on which allottees were determined
136,920	08/08/2006	$0.15 per share	Soma Intelligence LLC
500,000	08/08/2006	$0.15 per share	Michael Bushell
500,000	08/08/2006	$0.15 per share	Ashabia Pty Ltd
166,667	08/08/2006	$0.15 per share	Forty Traders Limited
91,280	08/08/2006	$0.15 per share	Richard G Wehby
2,282,000	08/08/2006	$0.15 per share	David Musket
1,000,000	08/08/2006	$0.15 per share	Taycol Nominees Pty Ltd

These funds were employed for working capital by the Company.

Resolution 4 - Ratification of convertible notes for purposes of ASX Listing Rules

On 29 June 2006 the Company issued US$1.5 million convertible notes which, if converted by the note holders and not repaid by the Company, will convert to a maximum of 11,736,000 fully paid Ordinary shares at 17.5 cents each in the capital of the Company. These funds will be employed for working capital by the Company. The convertible notes were issued assuming a foreign exchange rate of AUD1=USD 0.7486 as follows:

US$ of Convertible Notes issued	Date of Issue	AUD Note Conversion Price	Names of allottees or basis on which allottees were determined
$1,000,000	29 June 2006	$0.175 per note	Persistency Private Equity Limited
$200,000	29 June 2006	$0.175 per note	Hunter Capital International
$50,000	29 June 2006	$0.175 per note	Don Sanders
$133,875	29 June 2006	$0.175 per note	Sanders Opportunity Fund Inst
$41,125	29 June 2006	$0.175 per note	Sanders Opportunity Fund LP
$50,000	29 June 2006	$0.175 per note	Sanders 1998 Children's Trust

$25,000	29 June 2006	$0.175 per note	Don and Julie Weir

Living Cell Technologies Limited

ABN 14 104 028 042

The principal terms of the Convertible notes are as follows:

Payment; Maturity. At any time on or after 30 November 2007, if this Note has not been paid in full or converted in accordance with the terms of Sections A) below, Holder may demand payment of the entire outstanding principal balance of this Note and all unpaid accrued interest thereon (the "**Accrued Amount**"). Notwithstanding the foregoing, this Note shall become immediately due and payable in full in cash in connection with any change of control of the Payor.

Conversion.

A) At any time at the Holder's option, and

B) in the event that the Payor (i) issues and sells shares of its Equity Securities to investors (the "**Investors**") on or before the Maturity Date in a single offering with aggregate gross proceeds to the Payor of not less than US $12,000,000 and per share purchase price of at least the Conversion Price (excluding the conversion of the Note or other debt (a "**Qualified Financing**"),

C) but in either case only if a conversion of this Note, together with exercise of all options held by the Holder, taking into account all other shares of the Payor's Common Stock and securities convertible into the Payor's Common Stock then held, would not result in the Holder being an owner of 20% or more of the Company's outstanding Common Stock or a breach of Listing Rule 7.1 of the Australian Stock Exchange Limited.

The then outstanding principal balance of this Note and (if the Holder so elects, by notice in writing to the Payor) all unpaid accrued interest may be converted into, in each case at the Holder's option, either the Equity Securities sold in the Qualified Financing or the Payor's common stock (or any combination thereof) at the Conversion Price.

If the Equity Securities sold in the Qualified Financing include any warrants or any other features, the Holder shall have the right to receive such warrant coverage and, if in connection with the Qualified Financing any securities or other rights are given in connection with a covenant to subsequently list or otherwise create a publicly traded market for securities of Payor, the Holder shall receive 125% of the amount of such securities. For purposes of this Note, the term "**Equity Securities**" shall mean the Payor's Common Stock or Preferred Stock or any securities conferring the right to purchase the Payor's Common Stock or Preferred Stock or securities convertible into, or exchangeable for (with or without additional consideration), the Payor's Common Stock or Preferred Stock. The "**Conversion Price**" shall initially be Aus $0.175.

Living Cell Technologies Limited

ABN 14 104 028 042

NOTES

1. A member entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on the member's behalf. If the member is entitled to cast two or more votes at the meeting, the member may appoint not more than two proxies to attend and vote on the member's behalf.

2. If a member appoints two proxies, each proxy should be appointed to represent a specified proportion or number of the member's votes. In the absence of such a specification, each proxy will be entitled to exercise half the votes.

3. A proxy need not be a member of the Company.

4. To appoint a proxy (or two proxies), a proxy form must be signed by the member or the member's attorney duly authorised in writing. If the member is a corporation, the proxy form must be signed either under the corporation's common seal (if any) or under the hand of its attorney or officer duly authorised.

5. To be effective, a proxy form (and, if it is signed by an attorney, the authority under which it is signed or a certified copy of the authority) must be received by the Company not later than 48 hours prior to the Meeting. Proxy forms and authorities may be sent to the Company by post, personal delivery or fax:

   Living Cell Technologies Limited
   C/- Australian Company Secretaries Pty Ltd
   Street address: Level 5, 255 George Street
   Sydney NSW 2000
   Australia
   Mailing address: GPO Box 4231
   Sydney NSW 2001
   Australia

   Fax: +612 9252 2487

   provided that members who forward their proxy forms by fax may be required to make available the original executed form of the proxy for production, if called upon at the meeting.

6. For the purposes of the General Meeting, persons on the register of members as at 3.00pm on 4 November 2006 will be treated as members. This means that if you are not the registered holder of a relevant share at that time you will not be entitled to vote in respect of that share.

PROXY FORM

Living Cell Technologies Limited

ABN 14 104 028 042

I/We..

(PLEASE PRINT NAME)

Of..

(ADDRESS)

being a member/members of Living Cell Technologies Limited

A Appoint ....

(PLEASE PRINT NAME)

or failing the person so named (or if no person is named) the **Chairman of the Meeting** ***[If appointing the Chairman see B below]*** as proxy to vote in accordance with the following directions (or if no directions have been given as the proxy or the Chairman sees fit) at the General Meeting of members of Living Cell Technologies Limited to be held on 6 November 2006 commencing at 3.00pm and at any adjournment.

B Business	For	Against	Abstain
Resolution 1 – Ratification of issue of ordinary shares pursuant to ASX Listing Rule 7.4 – Optimum Holdings			
Resolution 2 – Ratification of issue of ordinary shares pursuant to ASX Listing Rule 7.4 – Child Health			
Resolution 3 – Ratification of issue of 4,676,867 ordinary shares pursuant to ASX Listing Rule 7.4			
Resolution 4 – Ratification of convertible notes pursuant to ASX Listing Rule 7.4			

C If Appointing a Second Proxy

State here the percentage of your voting rights ______ %

Or

the number of shares applicable to this Form ______ **Number**

D Insert your daytime telephone number (S T D)

E Signature(s)

Signatures if Corporate Shareholder (See Note F)

Executed in accordance with section 127 of the Corporations Act

Director/Sole Director sign and print name

Director/Secretary sign and print name

Note: For your proxy to be entitled to vote your shares at the Meeting, the completed Proxy Form must be received by the Company not later than 48 hours prior to the Meeting.

Living Cell Technologies Limited

ABN 14 104 028 042

INSTRUCTIONS FOR COMPLETION OF PROXY FORM

Your vote is important. Please direct your proxy how to vote. For your proxy to be entitled to vote your shares at the Meeting, the completed Proxy Form must be received by the Company not later than 48 hours prior to the Meeting. Any proxy received after this deadline will be treated as invalid.

A. Appoint

Insert here the name of the person you wish to appoint as proxy. Members cannot appoint themselves. If you submit a Proxy Form, which does not name a person to act as your proxy, the Chairman of the Meeting will act as your proxy. You can vote your shares by proxy even if you plan to attend the Meeting.

B. Business

If you wish to direct your proxy how to vote on any item, place a mark in the appropriate box. If a mark is placed in a box, your total shareholding will be voted in that manner. You may, if you wish, split your voting direction by inserting the number of shares you wish to vote in the appropriate box. The vote will be invalid if a mark is made against more than one box for a particular item or if the total shareholding shown in "For", "Against" and "Abstain" boxes is more than your total shareholding on the share register.

C. If Appointing a Second Proxy

A member is entitled to appoint up to two persons (whether members or not) to attend the Meeting as proxies and vote. If you wish to appoint two proxies please photocopy your proxy form or obtain another proxy form by calling the Company Secretary on +612 9252 1933. Both Forms should be completed with the nominated percentage of your voting rights or number of shares on each Form. If you do not specify the nominated percentage of your voting rights or number of shares, each of the proxies may exercise half of the votes. Please return these Proxy Forms together.

D. Insert your daytime telephone number

This is required in case we need to contact you.

E. Signature(s)

This Form must be signed by the member. If the member is an Australian corporation, the Form must be executed in accordance with section 127 of the Corporations Act or by an attorney. If this Form is signed by a person who is not the registered shareholder then the relevant authority must either have been exhibited previously to the Company or be enclosed with this Form.

Further Important Information

Please return your completed Proxy Form to the Company Secretary c/- Australian Company Secretaries Pty Ltd, at Level 5, 255 George Street, Sydney, NSW, 2000 (GPO Box 4231, Sydney, NSW, 2001). Alternatively, your Form can be faxed to the Company on +612 9252 2487. To be effective, the Form must be received by the Company at the above address not later than 48 hours prior to the Meeting. **If you require further information on how to complete the Proxy Form, telephone the Company Secretary on +612 9252 1933.**

living cell technologies

Living Cell Technologies Limited

Consolidated Financial Statements

For the Year Ended 30 June 2006

Living Cell Technologies Limited

For the Year Ended 30 June 2006

CONTENTS

Living Cell Technologies Limited

Directors' Report

30 June 2006

Your directors present their report on the company and its controlled entities for the financial year ended 30 June 2006.

1. General Information

a Directors

The names of the directors in office at any time during, or since the end of, the year are:

Names	Appointed/Resigned
Michael Yates	Resigned 25 August 2006
Simon O'Loughlin	
Roger Coats	Resigned 16 March 2006
Charles Macek	Appointed 16 March 2006
David Collinson	
Robert Elliott	
Alfred Vasconcellos	
Laurie Hunter	Appointed 25 August 2006

Directors have been in office since the start of the financial year to the date of this report unless otherwise stated.

b Company Secretary

The following person held the position of company secretary at the end of the financial year:

Nick Geddes FCA, FCIS

Nick is the principal of Australian Company Secretaries, a company secretarial practice, which he formed in 1993. He is a member of the National Council of Chartered Secretaries Australia and Chairman of the NSW Branch of that Institute, with previous experience as a Chartered Accountant and Company Secretary, including investment banking and development and venture capital in Europe, Africa the Middle East and Asia.

c Principal Activities

The principal activity of the Group during the financial year was:

- the development of cell based medical treatments

There have been no significant changes in the nature of the Group's principal activity during the financial year.

2. Director Information

a Information on Directors

Michael Yates

Non Executive Chairman (resigned 25 August 2006)

BA(Hons) Leeds University UK

Age : 56

Mick Yates is a globally experienced CEO based in the United Kingdom. He has almost 30 years of experience with multinationals in Europe, the USA and the Asia-Pacific. Mick was Procter and Gamble's Regional Vice President based in Hong Kong and Japan. He then joined Johnson & Johnson as Company Group Chairman Asia-Pacific Consumer based in Singapore. In 2001 Mick returned to the UK to set up his own leadership and strategy advisory company, LeaderValues Ltd.

Mick had been Director and Chairman of LCT since 15 April 2004. He was appointed Executive Chairman on 30 November 2004 and since November 2005 he held the position of Non Executive Chairman.

(After balance date, on 25 August 2006 Mick resigned from the board and was replaced by Laurie Hunter as a new additional independent director and Simon O'Loughlin was appointed Chairman.)

Simon O'Loughlin

Independent Director (Chairman since 25 August 2006)

BA Acc.

Age : 49

Simon O'Loughlin is a legal practitioner with over 25 years experience as a corporate and commercial solicitor. He has had extensive involvement in the corporate world, especially in relation to the formation, structuring and listing of small to medium sized companies.

Simon is a director of Aura Energy Ltd, Petratherm Ltd and WCP Diversified Investments Ltd. In recent times he has been a director of Gowit Ltd (now Agincourt Resources Ltd). Simon is a past President of the Save the Children Fund (SA Division) and a past Chairman of Taxation Institute of Australia (SA Division).

Simon's knowledge of Australian Corporate Law and ASX listing rules is critical for his role on the board and its committees.

Robert Elliott

Medical Director
MBBS, MD, FRACP
Age: 72

Professor Elliott trained as a Paediatrician at Adelaide University. He moved to New Zealand in 1970 to become the Foundation Professor, Department of Paediatrics at the University of Auckland. Professor Elliott co-founded LCT.

He is an Emeritus Professor of Child Health research, Professor of Paediatrics and a world leader in diabetes and autoimmune related research. Professor Elliott is on the board of the New Zealand Child Health Foundation and the Wings Trust (a NZ trust for the treatment of alcohol and substance abuse). He is also patron of the NZ Cystic Fibrosis Foundation. In 1999 he was awarded a CNZM (a Companion of the New Zealand Order of Merit) for services to the community.

David Collinson

Executive Director and Chief Executive Officer
Age : 57

David Collinson is a New Zealand company director who, with Professor Robert Elliott, founded LCT's research and development activity in 1987 when his son became diabetic at the age of two. David has contributed a substantial amount of private capital to the establishment of LCT and has been instrumental in raising further funding for the development and growth of LCT. He has been the driving force behind the international development of the company.

David is a director of J Collinson Ltd and is also a director of several new biotechnology companies in the food and health sector. He also founded the New Zealand Textile Importers Institute.

Alfred Vasconcellos	Executive Director, President & CEO LCT BioPharma Inc Bs-ESc, MEM, HMD Age: 50 Al Vasconcellos serves as President and CEO of LCT BioPharma. Prior to LCT, Al was President and CEO of Sertoli Technologies Inc., a Sertoli cell therapy company and Chief Operating Officer of the ETEX Corporation, a fully integrated company and a leader in the field of cell and hard tissue regeneration with worldwide sales in the ENT, orthopedic and dental markets. He was a co-founder of CytoTherapeutics Inc., established the Strategic Market Development Department for Pfizer in New York City and headed R&D for the anesthesia and respiratory care division of Kendall. Al is a medically trained engineer with a business degree from Northwestern University.
Charles Macek	Independent Director (Appointed 16 March 2006) FCPA, SF Fin, FAICD, FAIM, FCA, B.Economics, M.Admin. Age : 59 Charles has more than 30 years experience in financial services, including insurance, stock broking, investment management and investment banking in Australia, New Zealand, UK, US and Japan. Previously he was Managing Director of County Natwest Australia Investment Management Ltd (now INVESCO) from 1985 to 1995 and was chairman between 1995 and 2001. He was previously involved in the investment banking industry with Wardleys and Colonial Mutual. Charles is currently Chairman of the Financial Reporting Council (FRC), a Director of Wesfamers Limited and Telstra Corporation Limited and Chairman of Sustainable Investment Research Institute (SIRIS).
Laurie Hunter	Independent Director (Appointed: 25 August 2006) MA (Hons) Age : 59 Laurie has over 35 years experience as a stockbroker, investment banker and corporate investor in London, Paris and San Francisco. Laurie was a Member of The Stock Exchange, London, a partner at L.Messel & Co, London, a director of Shearson Lehman Hutton and founder of Hunter Capital. His recent focus has been on investing in and providing strategic advice to developing companies.

b Meetings of Directors

During the financial year, 12 meetings of directors were held. Attendances by each director during the year were as follows:

	Number eligible to attend	Number attended
Michael Yates	12	11
Simon O'Loughlin	12	12
Roger Coats	7	7
Charles Macek	6	6
David Collinson	12	12
Robert Elliott	12	12
Alfred Vasconcellos	12	12

3. Business review

a Principal activities

The principal activity of the Group during the financial year was:

- the development of cell based medical treatments

There have been no significant changes in the nature of the Group's principal activity during the financial year.

b Corporate structure

The companies within the economic entity make up a vertically integrated cell therapy business operating globally, through offices in Australia (Country of Incorporation), New Zealand and the United States. The economic entity is a public listed company (ASX : "LCT") incorporated and domiciled in Australia, with David Collinson as Group CEO.

The economic entity has three distinct operating divisions:

The research and production division is located in Auckland, New Zealand. This unit is headed by Dr Paul Tan who has extensive international experience in operating research facilities, conducting clinical studies and managing intellectual property portfolios.

The product development division is located in Rhode Island, USA, headed by Alfred Vasconcellos whose experience with CytoTherapeutics, Pfizer and Sertoli is well suited to leading the company through the regulatory pathways of the FDA and negotiations with major pharmaceutical companies. The design of the last stages of pre-clinical trials is critical to gaining acceptance from the regulatory authorities.

Corporate affairs are managed between Auckland for financial control and reporting (under the management of Richard Justice, an experienced CFO with public company experience for companies listed in New Zealand, Canada and the United States), Sydney for company secretarial matters and corporate governance (with Nick Geddes as Company Secretary) and the Melbourne based office (managed by LCT Australia's General Manager Paris Brooke) focusing on investor relations.

3. Business review continued

c Employees

As at 30 June 2006 the Group employed 45 staff. (2005: 35).

d Review of operations

The business of Living Cell Technologies Ltd ("LCT") began in a quest for a treatment for Type 1 diabetes that would not only minimise or replace daily injections of insulin but also avoid the long term complications created by the disease.

The company has since developed into a biotech manufacturing company with a unique international infrastructure and a suite of products ready to enter human clinical trials.

It is the view of the Board of Directors that the company is now poised to make significant progress towards the commercialisation of the company's products, resulting from the company's focus on the implantation of healthy living cells to replace, repair or regenerate diseased or damaged organs. Treatment with LCT's cell products does not require the use of toxic drugs to prevent rejection.

The company's product portfolio focuses on treatments for neurological disorders such as Huntington's disease, Type 1 diabetes and haemophilia.

LCT's competitive advantages in the field of transplantation of living cells for the controlled, long term delivery of therapeutic proteins without immunosuppressive drugs include a specialised source of cells from a designated pathogen free herd, GMP cell processing and manufacture, proprietary alginate encapsulation technology and a strong patent position.

Importantly LCT owns its source of its cells, the specialised herd of Biocert® pigs, which are of the highest health and disease-free status.

In addition, to address the regulatory requirements for xenotransplantation, LCT has established a suite of diagnostic tests and a screening strategy for monitoring its donor herd of Biocert® pigs, maintaining their disease-free status and documenting their health data accumulated over the past 3 years. The same suite of tests also form part of a program for transplant recipients which LCT expects to be acceptable to regulatory bodies as it is now based on experience and data from patients who have received live cell transplants.

During the financial year ended 30 June, 2006 LCT completed and announced results for pre-clinical studies for its two lead products; DiabeCell for Type 1 diabetes and NeurotrophinCell for Huntington's disease.

The company has expended its funds primarily in the pre-clinical development of its lead products.

During the year the following grants were announced:

- New Zealand Trade & Enterprise (NZTE) awarded a NZ$480,000 grant to help progress the development of cell based therapeutic products
- Cure Kids New Zealand awarded a NZ$100,000 grant to pursue the company's program of liver cell transplantation treatment of the inherited bleeding disorder, haemophilia.

3. Business review continued

d Review of operations continued

- Foundation for Research, Science and Technology awarded a grant of NZ$2,730,000 to further build the company's cell production capability to meet clinical trial and market demands.

These grants total NZ$3,310,000, which equates to approximately $2,704,000 AUD. Grant claims are submitted by the company on the achievement of certain pre-identified milestones. In the financial year ended 30 June 2006 a total of $186,962 had been received, leaving a balance of approximately $2,517,000 to be received by the company in the future, on the completion of the required milestones.

e Operating Results

The consolidated loss of the Group amounted to $6,819,611. (2005: Loss of $6,426,653).

4. Financial Review

a Financial Position

The net assets of the Group have decreased by $1,339,496 from $3,135,554 to $1,796,058 in 2006. The decrease has largely resulted from the following factors:

- Share Capital increasing by $5,148,578 from $19,536,574 to $24,685,152
- Whereas the result for the year was a loss of $6,819,611.

b Cash from Operations

Net cash outflow from operating activities moved from $6,094,932 in the previous period to $6,610,850, an increase of 8% in line with the increased operational activities within the Group.

c Liquidity and Funding

As at 30 June 2006 the Group had $2,956,379 cash in the bank, compared to $2,648,491 as at the previous year end, which based on historical levels of operational cash flow requirements would allow the Group to fund current operations for approximately 5 months, which is consistent with the position at the previous year end.

There is on-going activity to secure additional investment funding which will be raised at appropriate times to support future growth and development of the business. Since balance date an amount of $680,992 in share capital has been received, being the balance of the $2,800,000 capital raising round concluded just prior to balance date.

5. Remuneration Report

This report details the nature and amount of remuneration for each director of Living Cell Technologies Limited, and for the executives receiving the highest remuneration.

a Remuneration policy

The remuneration policy of Living Cell Technologies Limited has been designed to align director and executive objectives with shareholder and business objectives by providing a fixed remuneration component and offering specific long-term incentives based on key performance areas affecting the Group's financial results. The board of Living Cell Technologies Limited believes the remuneration policy to be appropriate and effective in its ability to attract and retain the best executives and directors to run and manage the Group, as well as create goal congruence between directors, executives and shareholders.

The board's policy for determining the nature and amount or remuneration for the board members and senior executives of the Group is as follows:

- The remuneration policy, setting the terms and conditions for the executive directors and other senior executives, was approved by the board after seeking professional advice from independent external consultants.

- All executives receive a base salary (which is based on factors such as length of service and experience) plus where appropriate superannuation, fringe benefits, options and performance incentives.

- The board reviews executive packages annually by reference to the Group's performance, executive performance, experience, length of service and comparable information from industry sectors.

The policy is designed to attract the highest caliber of executives and reward them for performance that results in long-term growth in shareholder wealth.

The contracts for service between the company and key management personnel are on a continuing basis, the terms of which are not expected to change in the immediate future. Any options not exercised before or on the date of termination lapse.

Executives are also entitled to participate in the employee share option arrangements.

The Australian based directors and executives receive a superannuation guarantee contribution required by the government, which is currently 9%, and do not receive any other retirement benefits. Some individuals, however, have chosen to sacrifice part of their salary to increase payments towards superannuation.

All remuneration paid to directors and executives is valued at the cost to the company and expensed. Shares given to directors and executives are valued as the difference between the market price of those shares and the amount paid by the director or executive. Options are valued using the Black-

5. Remuneration Report continued

a Remuneration policy continued

Scholes methodology, with model inputs for options granted in the year ended 30 June 2006 including volatility, exercise price, market price, option expiry date and risk free interest rate.

The board policy is to remunerate non-executive directors at market rates for time, commitment and responsibilities. The board determines payments to the non-executive directors and reviews their remuneration annually, based on market practice, duties and accountability. Independent external advice is sought when required. The maximum aggregate amount of fees that can be paid to non-executive directors is subject to approval by shareholders at the Annual General Meeting. Fees for non-executive directors are not linked to the performance of the Group. However, to align directors' interests with shareholders' interests, the directors are encouraged to hold shares in the company and are able to participate in the employee option plan.

b Key Management Personnel

Names and positions held of economic and parent entity key management personnel in office at any time during the financial year are:

Key Management Person	Position
David Collinson	Director & Group CEO
Al Vasconcellos	Director & CEO LCT BioPharma
Robert Elliott	Medical Director
Richard Justice	Chief Financial Officer
Paul Tan	Managing Director Living Cell Technologies New Zealand Ltd
Paris Brooke	General Manager LCT Australia
Dwaine Emerich	VP of Research and Chief Scientific Officer LCT BioPharma Inc
Chris Thanos	Director of Research LCT BioPharma Inc

Living Cell Technologies Limited

Directors' Report

30 June 2006

5. Remuneration Report continued

c Details of remuneration for the year ended 30 June 2006

	Short term benefits:			Post employment benefits:		Equity:	
Directors	**Salary Fees and Commissions**	**Cash Bonus**	**Non-Cash Benefits**	**Superannuation Contribution**	**Retirement Benefits**	**Options**	**Total**
Michael Yates	$112,500					$58,582	$171,082
Simon O'Loughlin	$42,368			$3,561		$19,527	$65,456
Roger Coats [1]	$32,047			$2,632			$34,679
Charles Macek [2]	$12,500						$12,500
David Collinson	$196,822						$196,822
Al Vasconcellos	$356,035					$68,345	$424,380
Robert Elliott	$187,258						$187,258
	$939,530	**$0**	**$0**	**$6,193**	**$0**	**$146,454**	**$1,092,177**
Specified Executives							
Richard Justice	$233,368					$22,978	$256,346
Paul Tan	$206,018					$39,054	$245,072
Paris Brooke	$110,000			$9,900			$119,900
Dwaine Emerich	$233,366					$750	$234,116
Chris Thanos	$142,424					$1,250	$143,674
	$925,176	**$0**	**$0**	**$9,900**	**$0**	**$64,032**	**$999,108**

[1] Roger Coats resigned 16 March 2006.
[2] Charles Macek appointed 16 March 2006

Living Cell Technologies Limited

Directors' Report

30 June 2006

5. Remuneration Report continued

d Details of remuneration for the prior year ended 30 June 2005

	Short term benefits:			Post employment benefits:		Equity:	
Directors	Salary Fees and Commissions	Cash Bonus	Non-Cash Benefits	Superannuation Contribution	Retirement Benefits	Options	Total
Michael Yates	$125,036					$104,003	$229,039
Simon O'Loughlin	$40,947			$4,215		$34,668	$79,830
Roger Coats	$205,005			$10,652			$215,657
Charles Macek							$0
David Collinson	$171,391						$171,391
Al Vasconcellos	$316,888					$121,337	$438,225
Robert Elliott	$163,891						$163,891
	$1,023,158	**$0**	**$0**	**$14,867**	**$0**	**$260,008**	**$1,298,033**
Specified Executives							
Richard Justice [1]	$100,737						$100,737
Paul Tan	$212,778					$69,336	$282,114
Paris Brooke [2]	$24,979						$24,979
Dwaine Emerich [3]							$0
Chris Thanos [3]							$0
	$338,494	**$0**	**$0**	**$0**	**$0**	**$69,336**	**$407,830**

[1] Richard Justice appointed CFO on 10 November 2004.
[2] Paris Brooke was appointed General Manager LCT Australia Pty Ltd on 1 April 2005.
[3] Dwaine Emerich and Chris Thanos were not Specified Executives in the year ending 30 June 2005.

5. Remuneration Report continued

e Compensation Options for the year ended 30 June 2006

Options granted as compensation to Directors and Key Management Personnel during the financial year:

Key Management Personnel	Vested No.	Granted No.	Grant Date	Value Per Option at Grant Date	Exercise Price	Exercise Date
Specified Executives						
Richard Justice	175,000	175,000	6-Jul-05	$0.1313	$0.24	15-Nov-05
Richard Justice	-	150,000	16-Mar-06	$0.1214	$0.30	9-Mar-07
Dwaine Emerich	-	50,000	18-Mar-06	$0.1724	$0.23	16-Mar-08
Chris Thanos	-	30,000	17-Mar-06	$0.1724	$0.23	16-Mar-08
Total	**175,000**	**405,000**				

f Compensation Options for the prior year ended 30 June 2005

Options granted as compensation to Directors and Key Management Personnel during the previous financial year:

Key Management Personnel	Vested No.	Granted No.	Grant Date	Value Per Option at Grant Date	Exercise Price	Exercise Date
Directors						
Michael Yates		450,000	28-Oct-04	$0.36	$0.30	15-Nov-05
Simon O'Loughlin		150,000	28-Oct-04	$0.36	$0.30	15-Nov-05
Alfred Vasconcellos		525,000	28-Oct-04	$0.36	$0.30	15-Nov-05
	-	**1,125,000**				
Specified Executives						
Paul Tan		300,000	28-Oct-04	$0.36	$0.30	15-Nov-05
Total	-	**1,425,000**				

Living Cell Technologies Limited

Directors' Report

30 June 2006

5. Remuneration Report continued
g Compensation Options

	Options as % of Remuneration	Option cost in Future Years
Directors		
Michael Yates	34.2%	$0
Simon O'Loughlin	29.8%	$0
Roger Coats	0.0%	$0
Charles Macek	0.0%	$0
David Collinson	0.0%	$0
Al Vasconcellos	16.1%	$0
Robert Elliott	0.0%	$0
	13.4%	**$0**
Specified Executives		
Richard Justice	9.0%	$12,818
Paul Tan	15.9%	$0
Paris Brooke	0.0%	$0
Dwaine Emerich	0.3%	$7,370
Chris Thanos	0.9%	$4,422
	6.4%	**$24,610**

Options usually vest within one to two years of grant date and expire within three to four years of vesting. Options granted to date have not been subject to performance conditions and are part of the remuneration packages. Options may be granted to key management personnel with more than six months' full-time service.

5. **Remuneration Report continued**

h **Options and Rights Holdings as at year end 30 June 2006**

Number of options held by directors and key management personnel at the year end:

	Balance 1-Jul-05	Granted as Remuneration	Options Exercised	Net Change / Other	Balance 30-Jun-06
Directors					
Michael Yates	450,000	-	-	-	**450,000**
Simon O'Loughlin	150,000				**150,000**
David Collinson	2,123,300				**2,123,300**
Al Vasconcellos	525,000				**525,000**
Robert Elliott	2,123,300				**2,123,300**
	5,371,600	-	-	-	**5,371,600**
Specified Executives					
Richard Justice		325,000			**325,000**
Paul Tan	300,000				**300,000**
Dwaine Emerich		50,000			**50,000**
Chris Thanos		30,000			**30,000**
	300,000	**405,000**	-	-	**705,000**
Total	**5,671,600**	**405,000**	-	-	**6,076,600**

i **Options and Rights Holdings as at prior year end 30 June 2005**

Number of options held by directors and key management personnel at the prior year end:

	Balance 1-Jul-04	Granted as Remuneration	Options Exercised	Net Change Other	Balance 30-Jun-05
Directors					
Michael Yates		450,000	-	-	**450,000**
Simon O'Loughlin		150,000			**150,000**
David Collinson	2,123,300				**2,123,300**
Roger Coats	1,498,720				**1,498,720**
Al Vasconcellos		525,000			**525,000**
Robert Elliott	2,123,300				**2,123,300**
	5,745,320	**1,125,000**	-	-	**6,870,320**
Specified Executives					
Paul Tan		300,000			**300,000**
Total	**5,745,320**	**1,425,000**	-	-	**7,170,320**

Living Cell Technologies Limited

Directors' Report

30 June 2006

5. Remuneration Report continued

j Shareholdings

Number of shares held by key management personnel at year end:

	Balance 1-Jul-05	Granted as Remuneration	Options Exercised	Net Change / Other [1]	Balance 30-Jun-06
Directors					
Michael Yates	1,033,301	-	-	-	**1,033,301**
Simon O'Loughlin	210,000				**210,000**
Charles Macek [2]	-			300,000	**300,000**
David Collinson	9,521,352			341,790	**9,863,142**
Al Vasconcellos	115,031				**115,031**
Robert Elliott	1,862,638			103,000	**1,965,638**
	12,742,322	**-**	**-**	**744,790**	**13,487,112**
Specified Executives					
Paul Tan	100,000			20,000	**120,000**
Dwaine Emerich	-			75,019	**75,019**
	100,000	**-**	**-**	**95,019**	**195,019**
Total	**12,842,322**	**-**	**-**	**839,809**	**13,682,131**

[1] "Net Change / Other" refers to shares purchased or sold during the financial year.
[2] Charles Macek's shares held within his Superannuation Fund.

6. Options

At the date of this report, the unissued ordinary shares of Living Cell Technologies Limited under option are as follows:

Grant Date	Date of Expiry	Exercise Price	Number under Option
25/03/04	30/06/10	0.21	9,232,820
03/11/04	30/06/08	0.22	1,000,000
03/11/04	30/06/08	0.22	873,250
27/08/04	30/06/10	0.21	3,233,330
28/10/04	30/06/10	0.30	1,625,000
06/07/05	14/11/11	0.24	175,000
16/03/06	09/03/09	0.30	150,000
16/03/06	16/03/11	0.23	210,000
			16,499,400

7. Indemnifying Officers or Auditors

a Insurance premiums paid for directors

The company has paid insurance premiums to insure directors and officers against liabilities for costs and expenses incurred by them in defending any legal proceedings arising out of their conduct while acting in the capacity of director of the company, other than conduct involving a willful breach of duty in relation to the company. The amount of the premium was $ 35,401.

8. Proceedings on Behalf of Company

No person has applied for leave of Court to bring proceedings on behalf of the company or intervene in any proceedings to which the company is a party for the purpose of taking responsibility on behalf of the company for all or any part of those proceedings.

The company was not a party to any such proceedings during the year.

9. Corporate Governance

In recognising the need for the highest standards of corporate behaviour and accountability, the directors of Living Cell Technologies Limited support and have adhered to the principles of corporate governance.

The company's corporate governance statement is contained on pages 19 - 22 of this annual report.

10. Other Items

a Adoption of Australian Equivalents to IFRS - Reporting

As a result of the introduction of Australian equivalents to International Financial Reporting Standards (AIFRS), the company's financial report has been prepared in accordance with those Standards. A reconciliation of adjustments arising on the transition to AIFRS is included in Note 29 to this report.

b Significant Changes in State of Affairs

The following significant changes in the state of affairs of the parent entity occurred during the financial year:

(i) On 9 August 2005 the company raised $2,300,000 through a placement of ordinary shares to existing shareholders.

(ii) An additional amount of $3,040,000 as additional share capital was raised on 11 January 2006 with US shareholders.

10. Other items continued

b Significant Changes in State of Affairs continued

(iii) On 28 June 2006 a financing of $2.8m was concluded that included $2,053,800 as a convertible note, with the completed transaction including a further $785,842 as share capital, of which $105,850 was received prior to year end, with the balance of $680,992 received in July 2006, post year end.

c After Balance Date Events

On 5 July 2006 it was announced that Living Cell Technologies Ltd had received a Notice of Allowance for a US patent relating to methods of preparing transplantable neo-natal porcine islets, for the treatment of diabetes.

The completion of the $2.8m funding transaction was announced on 7 July 2006, which included the convertible note of $2,053,800 that was settled on 28 June 2006. This together with $104,850 in share capital was received before 30 June 2006, and is included in the Balance Sheet. Since balance date the remainder of the placement of the funds was received to complete the round, amounting to an increase of $680,992 in share capital.

On 24 August 2006 the company announced it had lodged an application with the New Zealand regulator Medsafe to conduct a Phase I/IIa clinical trial of its type 1 diabetes cell therapy product DiabeCell.

An additional independent director, Laurie Hunter, was appointed to the Board on 25 August 2006 to replace Mick Yates who resigned as Non-Executive Chairman. Simon O'Louglin, an independent director on the board, was appointed Chairman.

Except for the above, no other matters or circumstances have arisen since the end of the financial year which significantly affected or may significantly affect the operations of the Group, the results of those operations or the state of affairs of the Group in future financial years.

d Non-audit Services

There were no non-audit services provided by the entity's auditor, PKF.

e Auditor's Independence Declaration

The lead auditor's independence declaration for the year ended 30 June 2006 has been received and can be found following the Director's Report.

Signed in accordance with a resolution of the Board of Directors:

Director: ....

Dated this .... day of 2006

PKF

Chartered Accountants
& Business Advisers

LEAD AUDITOR'S INDEPENDENCE DECLARATION
UNDER SECTION 307C OF THE CORPORATIONS ACT 2001

TO THE DIRECTORS OF LIVING CELL TECHNOLOGIES LIMITED:

I declare that, to the best of my knowledge and belief, during the year ended 30 June 2006 there have been:

(i) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and

(ii) no contraventions of any applicable code of professional conduct in relation to the audit.

PKF

PKF

Arthur Milner
Partner

Sydney, 29 September 2006

Tel: 61 2 9251 4100 | Fax: 61 2 9240 9821 | www.pkf.com.au
New South Wales Partnership | ABN 83 236 985 726
Level 10, 1 Margaret Street | Sydney | New South Wales 2000 | Australia
DX 10173 | Sydney Stock Exchange | New South Wales

Living Cell Technologies Limited

Corporate Governance Statement

The company was admitted to the Australian Stock Exchange (ASX) on 1 September 2004 and it was proposed that all of the best practice recommendations of the ASX Corporate Governance Council would be implemented during the financial year ended 30 June 2005. Implementation of the Corporate Governance Policy is in progress and the current status is summarised below:

The board of directors of the company is responsible for the corporate governance of the consolidated entity. The board guides and monitors the business and affairs of the company on behalf of the shareholders by whom they are elected and to whom they are accountable.

The format of the Corporate Governance Statement is unchanged in comparison to the previous year, when the Statement had been modified due to the introduction of the Australian Stock Exchange Corporate Governance Council's (the Council's) "Principles of Good Corporate Governance and Best Practice Recommendations" (the Recommendations). In accordance with the Council's recommendations, the Corporate Governance Statement must now contain certain specific information and must disclose the extent to which the company has followed the guidelines during the period. Where a recommendation has not been followed, that fact must be disclosed, together with the reasons for the departure. These disclosures have been updated for the current year where circumstances have changed. The Corporate Governance Statement for Living Cell Technologies Ltd is now structured with reference to the Corporate Governance Council's principles and recommendations, which are as follows:

- **Principle 1. Lay solid foundations for management and oversight**
- **Principle 2. Structure the board to add value**
- **Principle 3. Promote ethical and responsible decision making**
- **Principle 4. Safeguard integrity in financial reporting**
- **Principle 5. Make timely and balanced disclosure**
- **Principle 6. Respect the rights of shareholders**
- **Principle 7. Recognise and manage risk**
- **Principle 8. Encourage enhanced performance**
- **Principle 9. Remunerate fairly and responsibly**
- **Principle 10. Recognise the legitimate interests of stakeholders**

Living Cell Technologies Ltd's corporate governance practices were in place throughout the year ended and were fully compliant with the Council's best practice recommendations apart from the following recommendations:

Recommendation 2.1 A majority of the board should be independent directors
Due to the size of the company, and the strategic relationships, the directors have determined that it is inappropriate to increase the number of directors to the size where there can be a majority of independent directors. However, this decision does not limit the size of the board, nor preclude the appointment of additional independent directors in the future.

At present three out of the total number of directors on the board (six) are independent. ie. 50%.

Recommendation 2.2 The chairman should be an independent director.
The chairman, Michael Yates, was an independent director until his appointment as Executive Chairman on 30 November, 2004. He subsequently stepped down from being Executive Chairman to become Non-Executive Chairman in November 2005 and more recently, on 25 August, 2006, he resigned as Chairman.

The board's new Chairman is Simon O'Loughlin, who is an independent director.

Recommendation 2.4 The board should establish a nomination committee and structure the nomination committee so that it consists of a majority of independent directors and at least three members.
The board established a nomination committee, but at the time it was not possible to meet the recommendation of having at least three members, the majority of which are independent, due to the board structure then in place.

With the appointment of Charles Macek as an additional independent director on 16 March 2006 the board now

has a nomination committee that meets this recommendation.

Recommendation 4.3 The board should establish an audit committee and structure the audit committee so that it consists of only non-executive directors, a majority of independent directors and at least three members.
The board established an audit committee, but due to the size of the board it is not possible to meet the recommendation of having at least three members, the majority of which are independent.

Restrictions imposed on individual directors as a result of the Sarbanes-Oxley regime limit the number of audit committees they can be members of, which has resulted in the LCT Board's being unable to involve all the independent directors, due to audit committee responsibilities with other companies.

Recommendation 8.1 Disclose the process for performance evaluation of the board, its committees and individual directors and key executives.
The company has no formal board / committee / director evaluation process at present.

Recommendation 9.2 The board should establish a remuneration committee and structure the remuneration committee so that it consists of a majority of independent directors and at least three members.
The board established a remuneration committee, but at the time it was not possible to meet the recommendation of having at least three members, the majority of which are independent, due to the board structure then in place.

With the appointment of Charles Macek as an additional independent director on 16 March 2006 the board now has a remuneration committee that meets this recommendation.

For further information on corporate governance policies adopted by the company, refer to our website: www.lctglobal.com

Board Composition
The skills, experience and expertise relevant to the position of director held by each director in office at the date of the annual report is included in the Directors' Report section on "Directors' Information, commencing on page 2. Directors of Living Cell Technologies Limited are considered to be independent when they are independent of management and free from any business or other relationship that could materially interfere with - or could reasonably be perceived to materially interfere with - the exercise of their unfettered and independent judgement.

In the context of director independence, "materiality" is considered from both the company and individual director perspective.

The names of the independent directors of the company are:
- Simon O'Loughlin
- Charles Macek (appointed 16 March 2006)
- Laurie Hunter (appointed 25 August 2006)

Independent directors have the right to seek independent professional advice in the furtherance of their duties as directors at the company's expense. Written approval must be obtained from the chairman prior to incurring any expense on behalf of the company.

Securities Trading Policy
The company's policy regarding directors and employees trading in its securities is set by the Board. The policy restricts directors and employees from acting on material information until it has been released to the market and adequate time has been given for this to be reflected in the security's prices.

Living Cell Technologies Limited

Corporate Governance Statement continued

Audit Committee

An Audit Committee has been formed and is responsible for:

- overseeing and appraising the quality of the external audit and the internal control procedures, especially in the following areas:
  - financial reporting and practices;
  - business ethics, policies and practices;
  - accounting policies; and
  - management and internal controls;
- providing, through regular meetings, a forum for communication between the board, senior financial management staff involved in internal control procedures and the external auditors; and
- enhancing the credibility and objectivity of financial reports with other interested parties, including creditors, key stakeholders and the general public.

The Audit Committee comprises a minimum of one independent director who will chair the meetings. (Simon O'Loughlin). The Chief Executive Officer (CEO), the Chief Financial Officer (CFO) and the Company Secretary may be invited to attend the meetings but are not members of the committee.

The Audit Committee will meet independently of all employees of the company and with the external auditors at least once a year.

Remuneration Policy

It is the company's objective to provide maximum stakeholder benefit from the retention of a high quality board and executive team by remunerating directors and key executives fairly and appropriately with reference to relevant employment market conditions. The expected outcomes of the remuneration structure are:

- Retention and motivation of key executives
- Attraction of quality management to the company

A full discussion of the company's remuneration philosophy and framework and the remuneration received by directors and executives in the current period, please refer to the remuneration report, which is contained within the Director's Report.

There is no scheme to provide retirement benefits, other than statutory superannuation, to non-executive directors.

Remuneration Committee

The Board is responsible for determining and reviewing compensation arrangements for the directors themselves and the chief executive officer and the executive team.

A Remuneration Committee has been formed to:

- set policies for senior officers' remuneration;
- set policies for directors' remuneration;
- make specific recommendations to the board on remuneration of directors and senior officers;
- set the terms and conditions of employment of a Chief Executive Officer (CEO);
- undertake a detailed review of the CEO's performance, at least annually, including setting, with the CEO, goals for the coming year and reviewing progress in achieving these goals; and
- approve the recommendations of the CEO on the remuneration of all line managers.

The Remuneration Committee comprises two independent directors and the Remuneration Committee does not contain any executive directors. The Remuneration Committee presently comprises Simon O'Loughlin and Charles Macek, both independent directors.

Compliance Committee

A Compliance Committee will be formed to be responsible for:

- setting, reviewing and ratifying corporate compliance policies;
- overseeing the implementation of a corporate compliance system including, but not limited to:
  - liquidity;
  - financial and secretarial;
  - tax returns;

- licences and permits;
- safety;
- environment;
- industrial relations, including employment contracts;
- quality assurance, including good manufacturing practice;
- trade practices;
- privacy;
- insurance;
- risk management; and
- equal opportunity and anti-discrimination;

• referring to the board, if necessary, any substantial matters arising from compliance reviews.

The Compliance Committee will comprise of at least one independent director. The CEO will also be a member of the committee and act as chairman. Additionally, the Company Secretary will be a member of the committee.

Nomination Committee
A Nomination Committee has been formed to:

- devise criteria for board membership;
- identify specific candidates with skills for nomination;
- provide advice on corporate governance;
- make recommendations to the board for new directors and membership of corporate governance committees;
- assist the chairperson in advising directors about their performance and possible retirement; and
- monitor management succession plans, including the CEO and line management.

The Nomination Committee presently comprises Simon O'Loughlin and Charles Macek, both independent directors. The CEO is not a member of the Nomination Committee.

Scientific Committee
The Scientific Committee has been formed and is responsible for review and reporting to the Board of:

- Scientific developments and improvements;
- Regulatory matters associated with the science;
- Feasibility of commercialisation and research of existing and new products; and
- Patents and other intellectual property developments.

The Scientific Committee is chaired by an independent adviser to the Board. The CEO is not a member of the Scientific Committee.

Living Cell Technologies Limited

Income Statement

For the Year Ended 30 June 2006

		Consolidated		Parent	
		2006	2005	2006	2005
	Note	$	$	$	$
Revenue - trading		1,307	4,542	458	3,469
Other income	2	290,740	221,313	87,992	95,765
Salaries and employee benefits expense		(3,561,682)	(3,273,010)	(378,118)	(526,006)
Depreciation	3	(188,344)	(148,971)	-	(122)
Finance costs		(1,862)	(7,643)	(1,103)	(7,643)
Transport costs		(21,871)	(12,339)	-	-
Advertising		(34,438)	(108,514)	(2,707)	(2,001)
Lease expenses		(4,016)	(11,305)	-	-
Research and development		(1,071,512)	(1,369,147)	(608)	-
Writedown loans to recoverable amounts		-	46,134	(5,352,275)	(7,223,197)
Rent expense		(328,616)	(162,788)	-	(3,700)
Travel expenses		(302,107)	(288,792)	(167,208)	(57,555)
Professional fees		(752,957)	(767,732)	(634,756)	(493,538)
Printing and stationery		(58,718)	(16,986)	(35,177)	-
Telecommunications		(82,833)	(44,391)	(5,885)	-
Foreign currency gains (losses)		(278,406)	-	73,271	-
Other expenses		(424,296)	(487,024)	(224,275)	(72,564)
Loss before income tax		(6,819,611)	(6,426,653)	(6,640,391)	(8,287,092)
Income tax expense	4	-	-	-	-
Loss attributable to members of the parent entity		(6,819,611)	(6,426,653)	(6,640,391)	(8,287,092)

Earnings Per Share:

Continuing operations:

Basic & diluted earnings per share (cents per share)	5	(6.30)	(7.30)	-	-

Living Cell Technologies Limited

Balance Sheet

30 June 2006

	Note	Consolidated 2006 $	Consolidated 2005 $	Parent 2006 $	Parent 2005 $
ASSETS					
Current assets					
Cash and cash equivalents		**2,956,379**	2,648,491	**2,525,651**	1,777,196
Trade and other receivables	6	**1,277**	42,864	**4,885**	16,321
Inventories	7	**32,488**	16,308	-	-
Other assets	8	**12,430**	10,166	-	61
Total current assets		**3,002,574**	2,717,829	**2,530,536**	1,793,578
Non-current assets					
Trade and other receivables	6	-	-	-	30,777
Property, plant and equipment	10	**949,361**	882,387	-	10,303
Biological assets	11	**306,229**	344,498	-	344,498
Total non-current assets		**1,255,590**	1,226,885	-	385,578
TOTAL ASSETS		**4,258,164**	3,944,714	**2,530,536**	2,179,156
LIABILITIES					
Current liabilities					
Trade and other payables	13	**512,753**	740,360	**114,647**	380,101
Interest bearing liabilities	14	-	23,904	-	-
Provisions	15	**61,935**	42,110	-	-
Total current liabilities		**574,688**	806,374	**114,647**	380,101
Non-current liabilities					
Interest bearing liabilities	16	**1,887,418**	2,786	**1,887,418**	-
Total non-current liabilities		**1,887,418**	2,786	**1,887,418**	-
TOTAL LIABILITIES		**2,462,106**	809,160	**2,002,065**	380,101
NET ASSETS		**1,796,058**	3,135,554	**528,471**	1,799,055
EQUITY					
Issued capital	19	**24,685,152**	19,536,574	**24,685,152**	19,536,575
Reserves	20	**654,247**	329,344	**626,858**	329,344
Accumulated losses	20	**(23,543,341)**	(16,730,364)	**(24,783,539)**	(18,066,864)
TOTAL EQUITY		**1,796,058**	3,135,554	**528,471**	1,799,055

Living Cell Technologies Limited

Statement of Changes in Equity

For the Year Ended 30 June 2006

2006 Consolidated

	Ordinary Shares $	Accumulated Losses $	Foreign Currency Translation Reserve $	Option Reserve $	Convertible Instruments Reserve $	Total $
Balance at 1 July 2005	19,536,574	(16,730,364)	-	329,344	-	3,135,554
Shares issued during the year	5,427,486	-	-	-	-	5,427,486
Profit attributable to members of parent entity	-	(6,819,611)	-	-	-	(6,819,611)
Transaction costs	(278,908)	-	-	-	-	(278,908)
Equity portion of convertible note	-	-	-	-	77,384	77,384
Adjustments from translation of foreign controlled entities	-	6,634	27,389	-	-	34,023
Option reserve on recognition of options expense	-	-	-	220,130	-	220,130
Sub-total	5,148,578	(6,812,977)	27,389	220,130	77,384	(1,339,496)
Balance at 30 June 2006	24,685,152	(23,543,341)	27,389	549,474	77,384	1,796,058

2005 Consolidated

	Ordinary Shares $	Accumulated Losses $	Foreign Currency Translation Reserve	Option Reserve $	Convertible Instruments Reserve $	Total $
Balance at 1 July 2004	8,982,350	(10,307,767)	-	-	-	(1,325,417)
Profit attributable to members of the parent entity	-	(6,097,309)	-	-	-	(6,097,309)
Shares issued during the year	11,148,145	-	-	-	-	11,148,145
Transaction costs	(593,921)	-	-	-	-	(593,921)
Adjustments from translation of foreign controlled entities	-	4,056	-	-	-	4,056
Option reserve on recognition of options expense	-	(329,344)	-	329,344	-	-
Sub-total	10,554,224	(6,422,597)	-	329,344	-	4,460,971
Balance at 30 June 2005	19,536,574	(16,730,364)	-	329,344	-	3,135,554

Living Cell Technologies Limited

Statement of Changes in Equity

For the Year Ended 30 June 2006

2006 Parent

	Ordinary Shares $	Accumulated Losses $	Option Reserve $	Convertible Instruments Reserve $	Total $
Balance at 1 July 2005	19,536,575	(18,066,864)	329,344	-	1,799,055
Shares issued during the year	5,427,485	-	-	-	5,427,485
Profit attributable to members of the parent entity	-	(6,640,391)	-	-	(6,640,391)
Transaction costs	(278,908)	-	-	-	(278,908)
Equity portion of convertible notes	-	-	-	77,384	77,384
Adjustments from translation of foreign controlled entities	-	(2,107)	-	-	(2,107)
Transfers from retained earnings	-	(74,177)	-	-	(74,177)
Option reserve on recognition of options expense	-	-	220,130	-	220,130
Sub-total	5,148,577	(6,716,675)	220,130	77,384	(1,270,584)
Balance at 30 June 2006	24,685,152	(24,783,539)	549,474	77,384	528,471

2005 Parent

	Ordinary Shares $	Accumulated Losses $	Option Reserve $	Convertible Instruments Reserve $	Total $
Balance at 1 July 2004	8,982,351	(9,779,772)	-	-	(797,421)
Profit attributable to members of the parent entity	-	(7,957,748)	-	-	(7,957,748)
Shares issued during the year	11,148,145	-	-	-	11,148,145
Transaction costs	(593,921)	-	-	-	(593,921)
Option reserve on recognition of options expense	-	(329,344)	329,344	-	-
Sub-total	10,554,224	(8,287,092)	329,344	-	2,596,476
Balance at 30 June 2005	19,536,575	(18,066,864)	329,344	-	1,799,055

(a) The above movement in the Parent's Retained Earnings in 2006 of $(74,177) relates to the transfer of the Pancell branch operation from the parent company to a wholly owned subsidiary, Pancell New Zealand Ltd.

Living Cell Technologies Limited

Cash Flow Statement

For the Year Ended 30 June 2006

		Consolidated		Parent	
		2006	2005	2006	2005
	Note	$	$	$	$
Cash from operating activities:					
Receipts from customers		1,470	5,110	-	-
Payments to suppliers and employees		(6,625,221)	(6,252,842)	(6,451,814)	(685,770)
Dividends received		239	-	-	-
Interest received		103,522	160,059	87,992	18,066
Finance costs		(90,860)	(7,259)	(90,101)	(7,643)
Net cash provided by (used in) operating activities	23	(6,610,850)	(6,094,932)	(6,453,923)	(675,347)
Cash flows from investing activities:					
Acquisition of property, plant and equipment		(256,951)	(417,755)	-	-
Acquisition of biological assets		-	(45,955)	-	(45,955)
Net cash provided by (used in) investing activities		(256,951)	(463,710)	-	(45,955)
Cash flows from financing activities:					
Proceeds from issue of shares		5,427,485	10,095,916	5,427,485	10,095,916
Proceeds from borrowings		2,053,800	-	2,053,800	(7,003,497)
Repayment of borrowings		(26,690)	(780,592)	-	-
Payment of transaction costs		(278,907)	(593,921)	(278,907)	(593,921)
Net cash provided by (used in) financing activities		7,175,688	8,721,403	7,202,378	2,498,498
Net increase (decreases) in cash held		307,887	2,162,761	748,455	1,777,196
Cash and cash equivalents at beginning of year		2,648,490	485,730	1,777,196	-
Cash at end of financial year		2,956,377	2,648,491	2,525,651	1,777,196

1 Statement of Significant Accounting Policies

(a) General Information

The financial report is a general purpose financial report that has been prepared in accordance with Australian Accounting Standards, Urgent Issues Group Interpretations, other authoritative pronouncements of the Australian Accounting Standards Board and the *Corporations Act 2001*.

The financial report covers the economic entity of Living Cell Technologies Limited and controlled entities, and Living Cell Technologies Limited as an individual parent entity. Living Cell Technologies Limited is a listed public company, incorporated and domiciled in Australia

The financial report of Living Cell Technologies Limited and controlled entities, and Living Cell Technologies Limited as an individual parent entity comply with all Australian equivalents to International Financial Reporting Standards (AIFRS) in their entirety.

The following is a summary of the material accounting policies adopted by the Group in the preparation of the financial report. The accounting policies have been consistently applied, unless otherwise stated.

(b) Basis of Preparation

(i) First-time Adoption of Australian Equivalents to International Financial Reporting Standards

Living Cell Technologies Limited and controlled entities, and Living Cell Technologies Limited as an individual parent entity have prepared financial statements in accordance with the Australian equivalents to International Financial Reporting Standards (AIFRS) from 1 July 2005.

In accordance with the requirements of AASB 1: First-time Adoption of Australian Equivalents to International Financial Reporting Standards, adjustments to the parent entity and consolidated entity accounts resulting from the introduction of AIFRS have been applied retrospectively to 2005 comparative figures. These consolidated accounts are the first financial statements of Living Cell Technologies Limited to be prepared in accordance with AIFRS.

The accounting policies set out below have been consistently applied to all years presented. The parent and consolidated entities have however elected to adopt the exemptions available under AASB 1 relating to AASB 132: Financial Instruments: Disclosure and Presentation, and AASB 139: Financial Instruments: Recognition and Measurement.

Reconciliations of the transition from previous Australian AGAAP to AIFRS have been included in Note 29 to this report.

As at the date of this report there are a number of new Australian Accounting Standards that have been issued, but are not yet effective. The Group has assessed the impact of these new standards and has concluded that they will have no impact on the accounting policies applied by the Group.

1 Statement of Significant Accounting Policies continued

(b) Basis of Preparation continued

(ii) Reporting Basis and Conventions

The financial report has been prepared on an accruals basis and is based on historical costs modified by the revaluation of selected non-current assets, financial assets and financial liabilities for which the fair value basis of accounting has been applied.

(iii) Going Concern

The financial report has been prepared on the basis that the Group is a going concern. The directors recognise that, as with other research based companies, there is a significant going concern risk associated with the Group. However, the Directors consider the going concern basis of preparation is appropriate because they are confident that the Group will be able to secure sufficient investment funding to enable the Group to continue to meet business objectives. In this regard, initiatives being taken include capital raising initiatives focused on raising additional share capital from accredited investors, predominantly existing shareholders, high net worth individuals and qualified professional investors. The Group is working with three investment banks in the United States (on a non-exclusive basis) to secure the required investment funding.

(c) Principles of Consolidation

A list of controlled entities is contained in Note 24 to the financial statements. All controlled entities have a June financial year-end.

All inter-company balances and transactions between entities in the economic entity, including any unrealised profits or losses, have been eliminated on consolidation. Accounting policies of subsidiaries have been changed where necessary to ensure consistencies with those policies applied by the parent entity.

A controlled entity is an entity Living Cell Technologies Limited has the power to control the financial and operating policies of so as to obtain benefits from its activities.

(d) Foreign Currency Transactions and Balances

Functional and presentation currency
The functional currency of each of the Group's entities is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in Australian dollars which is the parent entity's functional and presentation currency.

Transaction and balances
Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

1 Statement of Significant Accounting Policies continued

(d) Foreign Currency Transactions and Balances continued

Transaction and balances continued

Exchange differences arising on the translation of monetary items are recognised in the income statement, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognised directly in equity to the extent that the gain or loss is directly recognised in equity, otherwise the exchange difference is recognised in the income statement.

Group companies

The financial results and position of foreign operations whose functional currency is different from the Group's presentation currency are translated as follows:

- assets and liabilities are translated at year-end exchange rates prevailing at that reporting date;
- income and expenses are translated at average exchange rates for the period; and
- retained earnings are translated at the exchange rates prevailing at the date of the transaction.

Exchange differences arising on translation of foreign operations are transferred directly to the Group's foreign currency translation reserve in the balance sheet. These differences are recognised in the income statement in the period in which the operation is disposed.

(e) Comparative Figures

When required by Accounting Standards, comparative figures have been adjusted to conform to changes in presentation for the current financial year.

(f) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less.

(g) Inventories

Inventories consist of materials used in laboratory testing and are measured at the lower of cost and net realisable value.

(h) Receivables

Trade receivables are recognised and carried at original invoice amount less a provision for any uncollectible debts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written-off as incurred.

1 Statement of Significant Accounting Policies continued

(i) Property, Plant and Equipment

Each class of property, plant and equipment is carried at cost or fair value less, where applicable, any accumulated depreciation.

Plant and equipment

Plant and equipment are measured on the cost basis less depreciation and impairment losses.

Depreciation

The depreciable amount of all fixed assets is depreciated on a diminishing value basis over their useful lives to the Group commencing from the time the asset is held ready for use. Leasehold improvements are depreciated over the shorter of either the unexpired period of the lease or the estimated useful lives of the improvements.

The depreciation rates used for each class of depreciable assets are:

Class of Fixed Asset	
Plant and Equipment	15% - 31%
Furniture, Fixtures and Fittings	9% - 26%
Motor Vehicles	26%
Office Equipment	11% - 48%
Leasehold improvements	9.5%

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

(j) Biological Assets

Biological assets are initially recorded at cost.

(k) Investments

Non-current investments are carried at the lower of cost and recoverable amount. The carrying amount of non-current investments is reviewed annually by directors to ensure that it is not in excess of the recoverable amount of these investments.

(i) Financial assets at fair value through profit and loss

A financial asset is classified in this category if acquired principally for the purpose of selling in the short term with the intention of making a profit. Derivatives are also categorised as held for trading unless they are designated as hedges. Realised and unrealised gains and losses arising from changes in the fair value of these assets are included in the income statement in the period in which they arise.

1 Statement of Significant Accounting Policies continued

(ii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are stated at amortised cost using the effective interest rate method.

(l) Intangibles

Research and development

Expenditure during the research phase of a project is recognised as an expense when incurred. Development costs are capitalised only when technical feasibility studies identify that the project will deliver future economic benefits and these benefits can be measured reliably.

Development costs have a finite life and are amortised on a systematic basis matched to the future economic benefits over the useful life of the project.

(m) Recoverable amount

Non-current assets measured using the cost basis are not carried at an amount above their recoverable amount and where a carrying value exceeds the recoverable amount, the asset is written down.

(n) Payables

Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Payables to related parties are carried at the principal amount. Interest, when charged by the lender, is recognised as an expense on an accrual basis.

(o) Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

(p) Interest bearing liabilities

All loans are measured at the principal amount. Interest is charged as an expense as it accrues.

Finance lease liability is determined in accordance with the requirements of AASB 117 "Leases".

(q) Provisions

Provisions are recognised when the Group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

1 Statement of Significant Accounting Policies continued

(r) Contributed equity

Issued and paid up capital is recognised at the fair value of the consideration received by the company.

Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(s) Revenue

Revenue from the sale of goods is recognised upon the delivery of goods to customers.

Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

Dividend revenue is recognised when the right to receive a dividend has been established. Dividends received from associates and joint venture entities are accounted for in accordance with the equity method of accounting.

Revenue from the rendering of services is recognised upon the delivery of the service to the customers.

Revenue from unconditional government grants received is reported as income when the grant becomes receivable. If such a grant is conditional it is recognised as income only when the conditions have been met.

All revenue is stated net of the amount of goods and services tax (GST).

(t) Employee Benefits

Provision is made for the company's liability for employee benefits arising from services rendered by employees to balance date. Employee benefits that are expected to be settled within one year have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs. Employee benefits payable later than one year have been measured at present value of the estimated future cash outflows to be made for those benefits.

Equity-settled compensation

The Group operates an employee share scheme. The bonus element over the exercise price of the employee services rendered in exchange for the grant of shares and options is recognised as an expense in the income statement. The total amount to be expenses over the vesting period is determined by reference to the fair value of the shares of the options granted.

1 Statement of Significant Accounting Policies continued

(u) Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of assets that necessarily take a substantial period of time to prepare for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognised in income in the period in which they are incurred.

(v) Income Tax

The charge for current income tax expense is based on the profit for the year adjusted for any non-assessable or disallowed items. It is calculated using the tax rates that have been enacted or are substantially enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. No deferred income tax will be recognised from the initial recognition of an asset or liability, excluding a business combination, where there is no effect on accounting or taxable profit or loss.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or liability is settled. Deferred tax is credited in the income statement except where it relates to items that may be credited directly to equity, in which case the deferred tax is adjusted directly against equity.

Deferred income tax assets are recognised to the extent that it is probable that future tax profits will be available against which deductible temporary differences can be utilised.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the economic entity will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

(w) Earnings per share

Basic EPS is calculated as net profit/(loss) attributable to members, adjusted to exclude costs of servicing equity (other than dividends), divided by the weighted average number of ordinary shares, adjusted for any bonus element.

(x) Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Taxation Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables in the balance sheet are shown inclusive of GST.

1 Statement of Significant Accounting Policies continued

(x) Goods and Services Tax (GST) continued

Cash flows are presented in the cash flow statement on a gross basis, except for the GST component of investing and financing activities, which are disclosed as operating cash flows.

2 Other Income

		Consolidated		Parent	
		2006	2005	2006	2005
	Note	$	$	$	$
- Interest income		103,522	160,059	87,992	18,066
- Dividend income		238	384	-	-
- Donations		18	-	-	-
- Management fees		-	-	-	17,115
- Grants		186,962	-	-	-
- Other revenue		-	60,870	-	60,584
Other Income		290,740	221,313	87,992	95,765

3 Depreciation Expense

	Consolidated		Parent	
	2006	2005	2006	2005
	$	$	$	$
Depreciation				
Plant and machinery	98,359	62,679	-	-
Furniture and fixtures	11,264	6,656	-	55
Motor vehicles	1,013	1,414	-	-
Office equipment	39,987	35,845	-	-
Leasehold improvements	37,720	39,964	-	67
Total depreciation	188,343	146,558	-	122

Living Cell Technologies Limited

Notes to the Financial Statements

For the Year Ended 30 June 2006

4 Income Tax Expense

The prima facie tax / (benefit), using tax rates applicable in the country of operation, on profit / (loss) from ordinary activities before income tax is reconciled to the income tax expense as follows:

	Consolidated		Parent	
	2006	**2005**	**2006**	**2005**
	$	**$**	**$**	**$**
Prima facie tax payable on profit from ordinary activities before income tax at 30% (2005: 30%)	**(2,025,811)**	(1,855,230)	**(383,812)**	(2,387,325)
Tax effect of non-allowable & non-assessable items:				
- Deductible capital expenditure	**(38,939)**	(38,939)	**(38,939)**	(38,939)
- Unrealised foreign exchange gains	**60,500**	(7,835)	**22,117**	(16,363)
- Write downs to recoverable amounts	**-**	-	**-**	2,166,959
- Other items (net)	**6,484**	5,352	**547**	431
- Tax effect of temporary differences	**6,247**	5,663	**-**	-
- Deferred tax asset not brought to account	**1,991,519**	1,890,989	**400,087**	275,237
Income tax / (benefit) attributable to entity	**-**	-	**-**	-

5 Earnings per Share

	Consolidated	
	2006	**2005**
	$	**$**
Loss	**(6,819,611)**	(6,426,653)
Earnings used in calculation of basic and diluted EPS	**(6,819,611)**	(6,426,653)

	Consolidated	
	2006	**2005**
Weighted average number of ordinary shares outstanding during the year used in calculating basic and diluted EPS	**108,783,974**	83,500,010

6 Trade and Other Receivables

(a) Current receivables

	Consolidated		Parent	
	2006	**2005**	**2006**	**2005**
	$	**$**	**$**	**$**
CURRENT				
Trade receivables	**1,247**	7,646	**-**	7,204
Sundry debtors	**-**	5,529	**-**	647
Other receivables	**30**	29,689	**4,885**	8,470
	1,277	42,864	**4,885**	16,321

6 Trade and Other Receivables continued

(b) Non current receivables

	Consolidated		Parent	
	2006	2005	2006	2005
	$	$	$	$
NON-CURRENT				
Amounts receivable from:				
- wholly-owned subsidiaries	-	-	**14,157,465**	8,764,369
- provision for impairment of receivables from wholly-owned subsidiaries	-	-	**(14,157,465)**	(8,733,592)
	-	-	-	30,777

7 Inventories

	Consolidated		Parent	
	2006	2005	2006	2005
	$	$	$	$
CURRENT				
Stores at cost	**32,488**	16,308	-	-
	32,488	16,308	-	-

8 Other Assets

	Consolidated		Parent	
	2006	2005	2006	2005
	$	$	$	$
CURRENT				
Prepayments	**12,430**	10,166	-	61
	12,430	10,166	-	61

9 Financial Assets

	Consolidated		Parent	
	2006	2005	2006	2005
	$	$	$	$
Unlisted investments, at cost shares in controlled entities	-	-	8,161,681	8,161,681
Unlisted investment, at recoverable amount impairment provision	-	-	(8,161,681)	(8,161,681)
Total financial assets	-	-	-	-

10 Property, Plant and Equipment

	Consolidated		Parent	
	2006	2005	2006	2005
	$	$	$	$
Leasehold improvements				
At cost	439,456	457,479	-	7,707
Less accumulated depreciation	(97,936)	(71,473)	-	(66)
Total leasehold improvements	341,520	386,006	-	7,641
Furniture, fixtures and fittings				
At cost	76,328	72,324	-	2,717
Less accumulated depreciation	(19,041)	(9,855)	-	(55)
Total furniture, fixtures & fittings	57,287	62,469	-	2,662
Motor vehicles				
At cost	5,810	6,536	-	-
Less accumulated depreciation	(3,180)	(2,538)	-	-
Total motor vehicles	2,630	3,998	-	-
Office equipment				
At cost	138,512	114,281	-	-
Less accumulated depreciation	(72,981)	(45,398)	-	-
Total office equipment	65,531	68,883	-	-
Plant and machinery				
At cost	660,976	458,245	-	-
Less accumulated depreciation	(178,583)	(97,214)	-	-
Total plant & machinery	482,393	361,031	-	-
Total property, plant and equipment	949,361	882,387	-	10,303

10 Property, Plant and Equipment continued

(a) Movements in Carrying Amounts

Parent

	Plant and Equipment	Furniture, Fixtures and Fittings	Motor Vehicles	Office Equipment	Improve-ments	Total
	$	$	$	$	$	$
Balance at the beginning of year	-	2,662	-	-	7,641	10,303
Transfers	-	(2,662)	-	-	(7,641)	(10,303)
Carrying amount at year end	$ -	$ -	$ -	$ -	$ -	$ -

Consolidated

	Plant and Equipment	Furniture, Fixtures and Fittings	Motor Vehicles	Office Equipment	Improve-ments	Total
	$	$	$	$	$	$
Balance at the beginning of year	361,031	62,469	3,998	68,883	386,006	882,387
Additions	237,776	11,980	-	42,793	32,799	325,348
Disposals	-	-	-	(3,559)	-	(3,559)
Depreciation expense	(98,359)	(11,264)	(1,013)	(39,987)	(37,720)	(188,343)
Foreign exchange movements	(18,055)	(5,898)	(355)	(2,599)	(39,565)	(66,472)
Carrying amount at year end	$ 482,393	$ 57,287	$ 2,630	$ 65,531	$ 341,520	$ 949,361

11 Biological Assets

(a) Value of asset

	Consolidated		Parent	
	2006	2005	2006	2005
	$	$	$	$
Animals - Pig Herd at cost	**306,229**	344,498	-	344,498
Total	**306,229**	344,498	-	344,498

(b) Nature of asset

On June 30 2005 the company purchased a herd of Auckland Island pigs which are critical to plans to produce pig cells for xeno-transplantation, because they are free of infectious diseases common with other pig strains and they meet FDA requirements for donors of pig cells for human xeno-transplantation.

During the financial year the pig herd was transferred to Pancell New Zealand Limited, a 100% owned subsidiary of Living Cell Technologies Ltd. The movement in value from 30 June 2005 to 30 June 2006 is due to the movement in exchange rates.

(c) Significant Assumptions

The Auckland Island pig herd has been valued at cost and not depreciated, as fair value cannot be reliably measured, given the highly specialised and unique characteristics of the pig herd.

12 Deferred Tax Assets

	Consolidated		Parent	
	2006	2005	2006	2005
	$	$	$	$
Deferred tax asset	-	-	-	-
tax losses	**4,235,023**	2,223,431	**746,512**	346,424
Total	**4,235,023**	2,223,431	**746,512**	346,424

The benefits of future income tax benefits will only be realised if the conditions for deductibility occur.

13 Trade and Other Payables

	Consolidated		Parent	
	2006	2005	2006	2005
	$	$	$	$
CURRENT				
Unsecured liabilities				
Trade payables	**438,367**	634,112	**113,718**	127,463
Accrued employee entitlements	**73,161**	53,535	**-**	-
Other creditors	**1,225**	52,713	**929**	252,638
	512,753	740,360	**114,647**	380,101

14 Interest-bearing Liabilities - Current

		Consolidated		Parent	
		2006	2005	2006	2005
	Note	$	$	$	$
CURRENT					
Finance lease obligation	18	**-**	23,904	**-**	-
		-	23,904	**-**	-

15 Provisions

	Consolidated		Parent	
	2006	2005	2006	2005
	$	$	$	$
Employee benefits	**61,935**	42,110	**-**	-
	61,935	42,110	**-**	-

16 Interest-bearing liabilities (non-current)

		Consolidated		Parent	
		2006	2005	2006	2005
	Note	$	$	$	$
Convertible Note	17	1,887,418	-	1,887,418	-
Lease liability	18	-	2,786	-	-
Total		1,887,418	2,786	1,887,418	-

17 Convertible notes

	Consolidated		Parent	
	2006	2005	2006	2005
	$	$	$	$
Proceeds from issue of convertible notes	2,053,800	-	2,053,800	-
Transactions costs	(88,998)	-	(88,998)	-
Net proceeds	1,964,802	-	1,964,802	-
Amount classified as equity	(77,384)	-	(77,384)	-
Carrying amount of liability at 30 June 2006	1,887,418	-	1,887,418	-

On 29 June 2006 the company received proceeds from the issue of Convertible Notes totaling $2,053,800 (being $1,500,000 USD). These convertible notes have an interest rate of 12% per annum, and are due to mature on or after 30 November 2007, with the note holders having the option to convert to ordinary shares at $0.175 per share.

The company can convert the Convertible Note if on or before the maturity date the company issues ordinary shares in a single offering of not less than $12,000,000 USD at a share price of at least the conversion price of the convertible notes ($0.175 per share).

The amount of the convertible notes recognised in equity is net of attributable transaction costs of $3,505.

18 Capital and Leasing Commitments

(a) Operating Lease Commitments

Non-cancellable operating leases contracted for but not capitalised in the financial statements:

	Consolidated		Parent	
	2006	2005	2006	2005
	$	$	$	$
Payable - minimum lease payments				
- not later than 12 months	**182,681**	102,939	-	-
- between 12 months and 5 years	**569,640**	411,757	-	-
- greater than 5 years	**332,029**	425,850	-	-
	1,084,350	940,546	-	-

The operating leases related to a number of property leases the company has entered into with terms and conditions as follows.

The lease of offices and laboratories in Papatoetoe, New Zealand, is a non-cancellable lease with a 5 year term, with 4 years until expiry and rent payable monthly in advance. Contingent rental provisions require the minimum lease payments shall be reviewed every 2 years.

The animal laboratory lease is non-cancellable lease with a 6 year lease term with 3 ½ years until expiry and a right of renewal for a further 6 year term with rent payable monthly in advance. Contingent rental provisions require the minimum lease payments shall be reviewed every 2 years.

The southern animal facility sub lease is an annually renewable informal agreement with rent payable yearly in advance, with review arrangements annually at 30 June.

The quarantine facility sub lease is short term to cover animal storage in quarantine pending shipment to Auckland with expiry 30 April 2007.

The lease of the northern animal facility is non-cancellable lease with a 10 year term, with 9 years until expiry and a right of renewal for a further 10 year term, with rent payable monthly in advance. Contingent rental provisions require the minimum lease payments shall be reviewed every 2 years.

18 Capital and Leasing Commitments continued

(b) Finance Lease Commitments

	Consolidated		Parent	
	2006	2005	2006	2005
	$	$	$	$
Payable - minimum lease payments				
- no later than 12 months	-	24,570	-	-
- between 12 months and 5 years	-	2,786	-	-
Minimum lease payments	-	27,356	-	-
Less future finance changes	-	(666)	-	-
Present value of minimum lease payments	-	26,690	-	-

The finance lease, relating to office equipment, was terminated during the year when trading in equipment at the time of negotiating a new office equipment rental agreement.

19 Issued Capital

(a) Issued and paid up capital

	Consolidated		Parent	
	2006	2005	2006	2005
	$	$	$	$
- - Ordinary shares fully paid	24,685,152	19,536,574	24,685,152	19,536,575
Total	24,685,152	19,536,574	24,685,152	19,536,575

(b) Authorised Capital

The authorised share capital of the company is 118,639,933 ordinary shares of nil par value.

Ordinary shares entitle the holder to receive dividends as declared and, in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the company.

19 Issued Capital continued

(c) Movements in shares on issue

	2006 Number of shares	2006 $	2005 Number of shares	2005 $
Description Title				
Beginning of the financial year	92,840,681	19,536,574	48,672,968	8,982,350
Issued during the year				
- private share issues	25,162,455	5,281,225	12,453,682	4,685,146
- contractors fees	636,797	146,261	-	-
- public equity raising	-	-	20,022,370	4,004,474
- rights issue	-	-	5,694,211	1,138,842
- convertible notes converted	-	-	5,175,700	1,045,848
- options exercised	-	-	196,750	42,585
- purchase of assets of Pancell New Zealand Ltd	-	-	625,000	231,250
Transaction costs in capital raising	-	(278,908)	-	(593,921)
Total	**118,639,933**	**24,685,152**	**92,840,681**	**19,536,574**

20 Share capital and reserves

(a) Total equity

	Consolidated		Parent	
	2006	2005	2006	2005
	$	$	$	$
Share capital				
Share capital - Ordinary	**24,685,152**	19,536,574	**24,685,152**	19,536,575
Total	**24,685,152**	19,536,574	**24,685,152**	19,536,575
Reserves				
Foreign currency translation reserve	**27,388**	-	-	-
Option Reserve	**549,474**	329,344	**549,474**	329,344
Convertible instruments reserve	**77,384**	-	**77,384**	-
Total	**654,246**	329,344	**626,858**	329,344
Accumulated losses				
Opening balance	**(16,730,364)**	(10,303,708)	**(18,066,864)**	(9,779,772)
Translation adjustment	**6,635**	-	**(2,107)**	-
Transfers out	-	-	**(74,177)**	-
Net income/loss for the period	**(6,819,611)**	(6,426,653)	**(6,640,391)**	(8,287,092)
Total	**(23,543,340)**	(16,730,361)	**(24,783,539)**	(18,066,864)
Total Equity	**1,796,058**	3,135,557	**528,471**	1,799,055

(b) Reserves

The foreign currency translation reserve comprises all translation exchange differences arising on the retranslation of opening net assets together with differences between income statements translated at average and closing rates.

The option reserve reflects the accumulated costs associated with the granting of options to directors and staff.

The convertible instruments reserve is the total of amounts recognised as equity associated with convertible notes issued by the company.

(c) Accumulated Losses Transfer Out

The above movement in the Parent's Distributable Reserve in 2006, amounting to $(74,177), relates to the transfer of the Pancell branch operation from the parent company to a wholly owned subsidiary, Pancell New Zealand Ltd.

21 Currency translation rates

	Currency	2006 AUD	2005 AUD
Year end rates used for the consolidated balance sheets, to translate the following currencies into Australian dollars (AUD) are:	USD	**1.37**	1.31
	NZD	**0.82**	0.91
Average rates of the year used for the consolidated income and cash flow statements, to translate the following currencies into AUD are:			
	USD	**1.34**	1.33
	NZD	**0.90**	0.93

22 Auditors' Remuneration

	Consolidated		Parent	
	2006	2005	2006	2005
	$	$	$	$
Remuneration of the auditor of the parent entity for:				
- Auditing or reviewing the financial report	**64,973**	61,270	**64,973**	61,270
Remuneration of other auditors of subsidiaries for:				
- Auditing or reviewing the financial report	**9,575**	-	-	-
	74,548	61,270	**64,973**	61,270

23 Cash Flow Information

(a) Reconciliation of Cash Flow from Operations with Loss after Income Tax

	Consolidated		Parent	
	2006	**2005**	**2006**	**2005**
	$	**$**	**$**	**$**
Net loss for the period	**(6,819,611)**	(6,426,653)	**(6,640,391)**	(8,287,092)
Cash flows excluded from loss attributable to operating activities				
Non-cash flows in loss				
Depreciation	**188,344**	146,558	**-**	122
Net gain on disposal of property, plant and equipment	**1,633**	-	**-**	-
Decrement in value of non-current assets	**-**	(46,134)	**-**	7,223,197
Net foreign currency (gains)/losses	**221,894**	(47,644)	**73,272**	-
Share options expensed	**220,130**	329,344	**220,130**	329,344
Convertible note costs	**(88,998)**	-	**(88,998)**	-
changes in assets and liabilities, net of the effects of purchase and disposal of subsidiaries				
(Increase)/decrease in trade and term receivables	**41,587**	69,698	**42,213**	(7,851)
(Increase)/decrease in prepayments	**(2,264)**	(9,868)	**61**	(46)
(Increase)/decrease in inventories	**(16,180)**	13,765	**-**	-
Increase/(decrease) in trade payables and accruals	**(404,075)**	(102,075)	**(60,210)**	65,324
Increase/(decrease) in goods and services tax payable	**19,825**	(40,749)	**-**	-
Increase/(decrease) in goods and services tax receivable	**-**	-	**-**	1,655
Increase (decrease) in employee entitlements	**26,865**	18,826	**-**	-
	(6,610,850)	(6,094,932)	**(6,453,923)**	(675,347)

24 Controlled Entities

Name	Country of incorporation	Percentage Owned 2006	Percentage Owned 2005
Parent Entity:			
Living Cell Technologies Ltd	Australia		
Subsidiaries of parent entity:			
LCT Products Ltd	Australia	**100**	100
LCT Australia Pty Ltd	Australia	**100**	100
Living Cell Technologies New Zealand Ltd	New Zealand	**100**	100
Pancell New Zealand Ltd	New Zealand	**100**	0
LCT BioPharma Inc	USA	**100**	100
Fac8Cell Pty Ltd	Australia	**100**	100
DiaBCell Pty Ltd	Australia	**100**	100
NeurotrophinCell Pty Ltd	Australia	**100**	100

25 Related Party Disclosures

(a) Wholly-owned Group transactions

(i) Loans

All loan balances between the companies in the Group have been fully provided for and eliminated on consolidation.

(ii) Service Fee

LCT BioPharma Inc., Living Cell Technologies New Zealand Ltd and Pancell New Zealand Ltd charge LCT Products Pty Ltd a service fee based on direct costs incurred and an appropriate mark up. The financial affect of the service fee has been eliminated on consolidation.

Living Cell Technologies Limited

Notes to the Financial Statements

For the Year Ended 30 June 2006

26 Segment Reporting

(a) Segment products and locations

The company operates one business segment of research and development and product development into living cell technologies. Geographically, the majority of the research and development was performed in New Zealand and the balance was performed in the USA. The corporate office is located in Australia.

(b) Geographical Segments

	New Zealand		USA		Australia		Eliminations		Consolidated	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	$	$	$	$	$	$	$	$	$	$
Revenue	$ 2,739,320	$ 2,677,409	$ 1,907,150	$ 1,647,319	$ 433,880	$ 207,457	$ (4,788,303)	$ (4,306,330)	$ 292,047	$ 225,855
Assets	$ 1,036,858	$ 1,020,243	$ 212,429	$ 322,958	$ 3,008,876	$ 2,601,513	$ -	$ -	4,258,163	3,944,714

(c) Accounting Policies

Segment revenues and expenses are those directly attributable to the segments. Segment assets include all assets used by a segment and consist principally of cash, receivables, inventories, and property, plant and equipment, net of allowances and accumulated depreciation. Segment liabilities consist principally of payables, employee benefits, accrued expenses, provisions and borrowings.

27 Financial Instruments

(a) Interest Rate Risk

The economic entity's exposure to interest rate risk, which is the risk that a financial instruments value will fluctuate as a result of changes in market interest rates and the effective weighted average interest rates on classes of financial assets and financial liabilities, is as follows:

	Floating Interest Rate		Maturing within 1 Year		Maturing 1 to 5 Years		Non-Interest Bearing		Total	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	$	$	$	$	$	$	$	$	$	$
Financial Assets:										
Cash and cash equivalents	2,956,379	2,648,491	-	-	-	-	-	-	2,956,379	2,648,491
Trade & Other Receivables	-	-	-	-	-	-	1,277	42,864	1,277	42,864
Total Financial Assets	2,956,379	2,648,491	-	-	-	-	1,277	42,864	2,957,656	2,691,355
Financial Liabilities:										
Convertible Note	-	-	1,887,418	-	-	-	-	-	1,887,418	-
Trade and other payables	-	-	-	-	-	-	512,753	740,360	512,753	740,360
Lease liabilities	-	-	-	23,904	-	2,786	-	-	-	26,690
Total Financial Liabilities	-	-	1,887,418	23,904	-	2,786	512,753	740,360	2,400,171	767,050

(b) Net Fair Values

The net fair values of financial assets and liabilities approximate their carrying value.

(c) Financial Risk Management

The Groups activities expose it to a variety of financial risks; currency risk, credit risk and liquidity risk. The Group's manages these risks by having in place risk management programs aimed at ensuring the company conducts its operations in a manner that allows risks to be identified, assessed and appropriately managed. The Group has no hedging arrangements in place to minimise the effects of currency fluctuations.

28 Subsequent events

(a) Issuance of shares

In early July 2006, subsequent to the receipt of $680,992, 4,539,947 shares were issued.

The financial effect of the above event has not been recognised in the Balance Sheet as at 30 June 2006.

29 First-time Adoption of Australian Equivalents to International Financial Reporting Standards

(a) Economic Entity - Reconciliation of Equity (end of prior year) at 30 June 2005

	Previous AGAAP as at 30 June 2005	Effect of Transition to Australian Equivalents to IFRS	Australian Equivalents to IFRS at 30 June 2005
	$	$	$
EQUITY			
Issued capital	19,536,574	-	19,536,574
Reserves	-	329,344	329,344
Retained earning	(16,401,020)	(329,344)	(16,730,364)
Parent Interest	3,135,554	-	3,135,554
TOTAL EQUITY	**3,135,554**	**-**	**3,135,554**

(b) Parent Entity - Reconciliation of Equity (end of prior year) at 30 June 2005

	Previous AGAAP as at 30 June 2005	Effect of Transition to Australian Equivalents to IFRS	Australian Equivalents to IFRS at 30 June 2005
	$	$	$
EQUITY			
Issued capital	19,536,575	-	19,536,575
Reserves	-	329,344	329,344
Retained earning	(17,737,520)	(329,344)	(18,066,864)
TOTAL EQUITY	**1,799,055**	**-**	**1,799,055**

29 First-time Adoption of Australian Equivalents to International Financial Reporting Standards continued

(c) Explanation of Effect of Transition to Australian Equivalents to IFRS

The reconciling item to transition to Australian Equivalents to IFRS amounting to $329,344 relates to the increase in employee benefits expense for the fair value of options issued to directors, specified executives and employees as remuneration.

(d) Reconciliation of Loss

	Consolidated	Parent
	2005	2005
	$	$
Loss under AGAAP	(6,097,309)	(7,957,748)
Options expense	(329,344)	(329,344)
Loss under AIFRS	(6,426,653)	(8,287,092)

30 Company Details

Registered office

The registered office of the company is:

Living Cell Technologies Limited
Level 5, NAB House
255 George Street
Sydney NSW 2001

Level 5, NAB House
255 George Street
Sydney
NSW 2001

Living Cell Technologies Ltd

29 September 2006

The directors of the company declare that:

1. The financial statements and notes, as set out on pages 23 to 27, are in accordance with the Corporations Act 2001 and:

(a) comply with Accounting Standards and the Corporations Regulations 2001; and

(b) give a true and fair view of the financial position as at 30 June 2006 and of the performance for the year ended on that date of the company and the economic entity;

2. The Chief Executive Officer and Chief Financial Officer have each declared that:

(a) the financial records of the company for the financial year have been properly maintained in accordance with section 286 of the Corporations Act 2001;

(b) the financial statements and notes for the financial year comply with the Accounting Standards; and

(c) the financial statements and notes for the financial year give a true and fair view.

3. In the directors' opinion, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

Director : ....

Dated : ....

PKF

Chartered Accountants
& Business Advisers

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF LIVING CELL TECHNOLOGIES LIMITED

Scope

The financial report, remuneration disclosures and directors' responsibility

The financial report comprises the balance sheet, income statement, statement of changes in equity, cash flow statement, notes to the financial statements and the directors' declaration for both Living Cell Technologies Limited (the company) and its controlled entities (the consolidated entity), for the year ended 30 June 2006. The consolidated entity comprises both the company and the entities it controlled during that year.

The company has disclosed information about the remuneration of key management personnel ("remuneration disclosures"), as required by Accounting Standard AASB 124 Related Party Disclosures under the heading "remuneration report" in pages 8 to 15 of the directors' report, as permitted by the Corporations Regulations 2001.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for the remuneration disclosures contained in the directors' report.

Audit Approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with Accounting Standard AASB 124 and the Corporations Regulations 2001. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows and whether the remuneration disclosures comply with Accounting Standard AASB 124 and the Corporations Regulations 2001.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and remuneration disclosures, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

Tel: 61 2 9251 4100 | Fax: 61 2 9240 9821 | www.pkf.com.au
New South Wales Partnership | ABN 83 236 985 726
Level 10, 1 Margaret Street | Sydney | New South Wales 2000 | Australia
DX 10173 | Sydney Stock Exchange | New South Wales

PKF

Chartered Accountants
& Business Advisers

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Audit Opinion

In our opinion:

(1) the financial report of Living Cell Technologies Limited is in accordance with:

  (a) the Corporations Act 2001, including:

    (i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2006 and of their performance for the year ended on that date; and

    (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

  (b) other mandatory financial reporting requirements in Australia; and

(2) the remuneration disclosures that are contained in pages 8 to 15 of the directors' report comply with Accounting Standard AASB 124 and the Corporations Regulations 2001.

Inherent Uncertainty Regarding Continuation as a Going Concern

Without qualification to the opinion expressed above, attention is drawn to the following matter. As a result of the matters described in Note 1(b) (iii) to the financial statements, there is significant uncertainty whether the company will be able to continue as a going concern and therefore whether it will realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in the financial report.

PKF

PKF

ARTHUR MILNER
Partner

Sydney, 29 September 2006

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	LIVING CELL TECHNOLOGIES LTD
ABN	104 028 042

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MR ROBERT BARTLETT ELLIOTT
Date of last notice	11 APRIL 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	18 SEPTEMBER 2006
No. of securities held prior to change	1,965,638 ORDINARY SHARES (HELD BY ROBERT BARTLETT ELLIOTT) 637,500 OPTIONS – CLASS A 1,485,800 OPTIONS – CLASS B 625,000 ORDINARY SHARES (HELD BY PANCELL LIMITED)
Class	ORDINARY SHARES
Number acquired	100,000

+ See chapter 19 for defined terms.

Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$0.21
No. of securities held after change	2,065,638 ORDINARY SHARES (HELD BY ROBERT BARTLETT ELLIOTT) 537,500 OPTIONS – CLASS A 1,485,800 OPTIONS – CLASS B 625,000 ORDINARY SHARES (HELD BY PANCELL LIMITED)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	EXERCISE OF OPTIONS

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Living Cell Technologies Ltd
Pacific Tower
Suite 2.11 / 737 Burwood Rd
Hawthorn VIC 3122
ABN: 14 104 028 042

Preliminary Final Report for the year ended 30 June 2006

13 September, 2006

In accordance with Listing Rule 4.3A, attached is the Preliminary Final Report (Appendix 4E) on the results of Living Cell Technologies Limited (ASX:LCT) for the year ended 30 June 2006.

LCT has reached a pivotal point in its development in the last financial year, where all the necessary components, including specialised pig herds, manufacturing processes, virology, and extensive patent protection are in place to drive the clinical development of a pipeline of cell therapy products.

In the past twelve months, LCT has focused its attention on developing regulatory applications for its two lead products - NeurotrophinCell for Huntington's disease and DiabeCell for insulin-dependent diabetes. Last month, LCT submitted its regulatory application to start a phase I/IIa diabetes clinical trial with MedSafe in New Zealand. The company also intends to file an IND with the US FDA for its NtCell product.

Financial Results

The net loss for financial year to 30 June 2006 was $6,819,611 compared to $6,640,391 in the prior year, a 2.1% increase. The net operating cash flows for the Company during the year to 30 June 2006 were $6,610,850, compared to $6,094,932 last financial year. Over the past financial year the cash balance increased to $2,956,379 from $2, 648,491, a net increase of $307,888 during the 12 month period. Cash from investing activities generated $7,175,688 over the year, net of transaction costs, as a result of $5,427,485 from share placements and $2,053,800 from a convertible note.

The Operations Report contained within the Appendix 4E attached provides further details regarding the progress made by the company over the period.

Key Milestones Achieved

- Raised $8.1m in past financial year in private placement and funding transaction.
- Awarded a total of NZ$3.28m in grants through New Zealand Trade & Enterprise, the Foundation for Research, Science and Technology and Cure Kids NZ.
- New biocertified pig production facility completed and stocked in NZ.
- Awarded US diabetes patent, further strengthening strong international patent portfolio.
- Appointed Simon O'Loughlin as Chair of Board and Charles Macek (AUS) and Laurie Hunter (US) as independent Directors.
- Announced pre-clinical results for Huntington's disease in primates.
- Successful pre-IND regulatory meeting and application with US FDA.
- Submission of clinical trial application for DiabeCell with MedSafe.

Further Information: www.lctglobal.com	
Richard Justice Chief Financial Officer Tel: +64 27 222 3806	David Collinson CEO Tel: 0402 716 984

ATTACHMENT 1
FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

Appendix 4E

Preliminary Final Report to the Australian Stock Exchange

Name of Entity	Living Cell Technologies Limited
ACN	14 104 028 042
Financial Year Ended	30 June 2006
Previous Corresponding Reporting Period	30 June 2005

Results for Announcement to the Market

	$	Percentage increase /(decrease) over previous corresponding period
Revenue from ordinary activities	225,855	32.0
Profit/(loss) from ordinary activities after tax attributable to members	(6,819,611)	2.7
Net profit / (loss) for the period attributable to members	(6,819,611)	2.7

Dividends (distributions)	Amount per security	Franked amount per security
Final Dividend	Nil	-
Previous corresponding period	Nil	-

Record date for determining entitlements to the dividends (if any)	n/a

Brief explanation of any of the figures reported above necessary to enable the figures to be understood:

Refer to ASX release.

Dividends

Date the dividend is payable	n/a

ATTACHMENT 1
FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

Record date to determine entitlement to the dividend	n/a
Amount per security	n/a
Total dividend	n/a
Amount per security of foreign sourced dividend or distribution	n/a
Details of any dividend reinvestment plans in operation	n/a
The last date for receipt of an election notice for participation in any dividend reinvestment plans	n/a

NTA Backing

	Current Period	Previous corresponding period
Net tangible asset backing per ordinary security at market value of investments	1.5 cents per share	3.4 cents per share

ATTACHMENT 1
FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

Audit/Review Status

This report is based on accounts to which one of the following applies: (Tick one)			
The accounts have been audited		The accounts have been subject to review	
The accounts are in the process of being audited or subject to review	*	The accounts have not yet been audited or reviewed	
If the accounts have not yet been audited or subject to review and are likely to be subject to dispute or qualification, a description of the likely dispute or qualification:			
If the accounts have been audited or subject to review and are subject to dispute or qualification, a description of the dispute or qualification:			

Attachments Forming Part of Appendix 4E

Attachment #	Details
1	Annual Financial Report for the Year ended 30 June 2006

Signed By (Director/Company Secretary)	
Print Name	
Date	

living cell technologies

Living Cell Technologies Limited

Consolidated Financial Statements

For the Year Ended 30 June 2006

Living Cell Technologies Limited

For the Year Ended 30 June 2006

CONTENTS

Living Cell Technologies Limited

Directors' Report

30 June 2006

Your directors present their report on the company and its controlled entities for the financial year ended Friday, 30 June 2006.

1. General Information

a Directors

The names of the directors in office at any time during, or since the end of, the year are:

Names	Appointed/Resigned
Michael Yates	Resigned 25 August 2006
Simon O'Loughlin	
Roger Coats	Resigned 16 March 2006
Charles Macek	Appointed 16 March 2006
David Collinson	
Robert Elliott	
Alfred Vasconcellos	
Laurie Hunter	Appointed 25 August 2006

Directors have been in office since the start of the financial year to the date of this report unless otherwise stated.

b Company Secretary

The following person held the position of company secretary at the end of the financial year:

Nick Geddes FCA, FCIS

Nick is the principal of Australian Company Secretaries, a company secretarial practice, which he formed in 1993. He is a member of the National Council of Chartered Secretaries Australia and Chairman of the NSW Branch of that Institute, with previous experience as a Chartered Accountant and Company Secretary, including investment banking and development and venture capital in Europe, Africa the Middle East and Asia.

c Principal Activities

The principal activity of the Group during the financial year was:

- the development of cell based medical treatments

There have been no significant changes in the nature of the Group's principal activity during the financial year.

2. Director Information

a Information on Directors

Michael Yates	Non Executive Chairman (resigned 25 August 2006)
Qualifications	BA(Hons) Leeds University UK
	Age : 56

Mick Yates is a globally experienced CEO based in the United Kingdom. He has almost 30 years of experience with multinationals in Europe, the USA and the Asia-Pacific. Mick was Procter and Gamble's Regional Vice President based in Hong Kong and Japan. He then joined Johnson & Johnson as Company Group Chairman Asia-Pacific Consumer based in Singapore. In 2001 Mick returned to the UK to set up his own leadership and strategy advisory company, LeaderValues Ltd.

Mick had been Director and Chairman of LCT since 15 April 2004. He was appointed Executive Chairman on 30 November 2004 and since November 2005 he held the position of Non Executive Chairman.

(After balance date, on 25 August 2006 Mick resigned from the board and was replaced by Laurie Hunter as a new additional independent director and Simon O'Loughlin was appointed Chairman.)

Simon O'Loughlin	Independent Director (Chairman since 25 August 2006)
	BA Acc.
Special Responsibilities	Age : 49

Simon O'Loughlin is a legal practitioner with over 25 years experience as a corporate and commercial solicitor. He has had extensive involvement in the corporate world, especially in relation to the formation, structuring and listing of small to medium sized companies.

Simon is a director of Aura Energy Ltd, Petratherm Ltd and WCP Diversified Investments Ltd. In recent times he has been a director of Gowit Ltd (now Agincourt Resources Ltd). Simon is a past President of the Save the Children Fund (SA Division) and a past Chairman of Taxation Institute of Australia (SA Division).

Simon's knowledge of Australian Corporate Law and ASX listing rules is critical for his role on the board and its committees.

Robert Elliott	Medical Director MBBS, MD, FRACP
Special Responsibilities	Age: 72
	Professor Elliott trained as a Paediatrician at Adelaide University. He moved to New Zealand in 1970 to become the Foundation Professor, Department of Paediatrics at the University of Auckland. Professor Elliott co-founded LCT. He is an Emeritus Professor of Child Health research, Professor of Paediatrics and a world leader in diabetes and autoimmune related research. Professor Elliott is on the board of the New Zealand Child Health Foundation and the Wings Trust (a NZ trust for the treatment of alcohol and substance abuse). He is also patron of the NZ Cystic Fibrosis Foundation. In 1999 he was awarded a CNZM (a Companion of the New Zealand Order of Merit) for services to the community.
David Collinson	Executive Director and Chief Executive Officer Age : 57
	David Collinson is a New Zealand company director who, with Professor Robert Elliott, founded LCT's research and development activity in 1987 when his son became diabetic at the age of two. David has contributed a substantial amount of private capital to the establishment of LCT and has been instrumental in raising further funding for the development and growth of LCT. He has been the driving force behind the international development of the company. David is a director of J Collinson Ltd and is also a director of several new biotechnology companies in the food and health sector. He also founded the New Zealand Textile Importers Institute.

Alfred Vasconcellos	Executive Director, President & CEO LCT BioPharma Inc
Qualifications	Bs-ESc, MEM, HMD
	Age: 50

Al Vasconcellos serves as President and CEO of LCT BioPharma. Prior to LCT, Al was President and CEO of Sertoli Technologies Inc., a Sertoli cell therapy company and Chief Operating Officer of the ETEX Corporation, a fully integrated company and a leader in the field of cell and hard tissue regeneration with worldwide sales in the ENT, orthopedic and dental markets. He was a co-founder of CytoTherapeutics Inc., established the Strategic Market Development Department for Pfizer in New York City and headed R&D for the anesthesia and respiratory care division of Kendall.

Al is a medically trained engineer with a business degree from Northwestern University.

Charles Macek	Independent Director (Appointed 16 March 2006)
Qualifications	FCPA, SF Fin, FAICD, FAIM, FCA, B.Economics, M.Admin.
	Age : 59

Charles has more than 30 years experience in financial services, including insurance, stock broking, investment management and investment banking in Australia, New Zealand, UK, US and Japan. Previously he was Managing Director of County Natwest Australia Investment Management Ltd (now INVESCO) from 1985 to 1995 and was chairman between 1995 and 2001. He was previously involved in the investment banking industry with Wardleys and Colonial Mutual.

Charles is currently Chairman of the Financial Reporting Council (FRC), a Director of Wesfamers Limited and Telstra Corporation Limited and Chairman of Sustainable Investment Research Institute (SIRIS).

Laurie Hunter	Independent Director (Appointed: 25 August 2006)
Qualifications	MA (Hons)
	Age : 59

Laurie has over 35 years experience as a stockbroker, investment banker and corporate investor in London, Paris and San Francisco. Laurie was a Member of The Stock Exchange, London, a partner at L.Messel & Co, London, a director of Shearson Lehman Hutton International and founder of Hunter Capital.

His recent focus has been on investing in and providing strategic advice to developing companies.

b Meetings of Directors

During the financial year, 12 meetings of directors were held. Attendances by each director during the year were as follows:

	Number eligible to attend	Number attended
Michael Yates	12	11
Simon O'Loughlin	12	12
Roger Coats	7	7
Charles Macek	6	6
David Collinson	12	12
Robert Elliott	12	12
Alfred Vasconcellos	12	12

3. Business review

a Principal activities

The principal activity of the Group during the financial year was:

- the development of cell based medical treatments

There have been no significant changes in the nature of the Group's principal activity during the financial year.

b Corporate structure

The companies within the economic entity make up a vertically integrated cell therapy business operating globally, through offices in Australia (Country of Incorporation), New Zealand and the United States. The economic entity is a public listed company (ASX : "LCT") incorporated and domiciled in Australia, with David Collinson as Group CEO.

The economic entity has three distinct operating divisions:

The research and production division is located in Auckland, New Zealand. This unit is headed by Dr Paul Tan who has extensive international experience in operating research facilities, conducting clinical studies and managing intellectual property portfolios.

The product development division is located in Rhode Island, USA, headed by Alfred Vasconcellos whose experience with CytoTherapeutics, Pfizer and Sertoli is well suited to leading the company through the regulatory pathways of the FDA and negotiations with major pharmaceutical companies. The design of the last stages of pre-clinical trials is critical to gaining acceptance from the regulatory authorities.

Corporate affairs are managed between Auckland for financial control and reporting (under the management of Richard Justice, an experienced CFO with public company experience for companies listed in New Zealand, Canada and the United States), Sydney for company secretarial matters and corporate governance (with Nick Geddes as Company Secretary) and the Melbourne based office (managed by LCT Australia's General Manager Paris Brooke) focusing on investor relations.

3. **Business review continued**

c Employees

As at 30 June 2006 the Group employed 45mployees (2005: 35).

d Review of operations

The business of Living Cell Technologies Ltd ("LCT") began in a quest for a treatment for Type 1 diabetes that would not only minimise or replace daily injections of insulin but also avoid the long term complications created by the disease.

The company has since developed into a biotech manufacturing company with a unique international infrastructure and a suite of products ready to enter human clinical trials.

It is the view of the Board of Directors that the company is now poised to make significant progress towards the commercialisation of the company's products, resulting from the company's focus on the implantation of healthy living cells to replace, repair or regenerate diseased or damaged organs. Treatment with LCT's cell products does not require the use of toxic drugs to prevent rejection.

The company product portfolio focuses on treatments for neurological disorders such as Huntington's disease, type 1 diabetes and haemophilia.

LCT's competitive advantages in the field of transplantation of living cells for the controlled, long term delivery of therapeutic proteins without immunosuppressive drugs include a specialized source of cells from a designated pathogen free herd, GMP cell processing and manufacture, proprietary alginate encapsulation technology and a strong patent position.

Importantly LCT owns its source of its cells, the specialised herd of Biocert® pigs, which are of the highest health and disease-free status.

In addition, to address the regulatory requirements for xenotransplantation, LCT has established a suite of diagnostic tests and a screening strategy for monitoring its donor herd of Biocert pigs, maintaining their disease-free status and documenting their health data accumulated over the past 3 years. The same suite of tests also form part of a program for transplant recipients which LCT expects to be acceptable to regulatory bodies as it is now based on experience and data from patients who have received live cell transplants.

During the financial year ended 30 June, 2006 LCT completed and announced results for pre-clinical studies for its two lead products; DiabeCell for type 1 diabetes and NeurotrophinCell for Huntington's disease.

The company has expended its funds primarily in the pre-clinical development of its lead products.

During the year the following grants were announced:

- New Zealand Trade & Enterprise (NZTE) awarded a NZ$480,000 grant to help progress the development of cell based therapeutic products
- Cure Kids New Zealand awarded a NZ$100,000 grant to pursue the company's program of liver cell transplantation treatment of the inherited bleeding disorder, haemophilia.

3. Business review continued

d Review of operations continued

- Foundation for Research, Science and Technology awarded a grant of NZ$2,730,000 to further build the company's cell production capability to meet clinical trial and market demands.

These grants total NZ$3,310,000, which equates to approximately $2,704,000 AUD. Grant claims are submitted by the company on the achievement of certain pre-identified milestones. In the financial year to 30 June 2006 a total of $186,962 had been received, leaving a balance of approximately $2,517,000 to be received by the company in the future, on the completion of the required milestones.

e Operating Results

The consolidated profit (loss) of the Group after providing for income tax and eliminating minority equity interests amounted to $(6,819,611).

4. Financial Review

a Financial Position

The net assets of the Group have decreased by $1,391,944 from $3,135,554 to $1,743,610 in 2006. The decrease has largely resulted from the following factors:

- Share Capital increasing by $5,148,578 from $19,536,574 to $24,685,152

- Whereas the result for the year was $(6,819,611)

b Cash from Operations

Net cash flow from operating activities moved from $(6,094,932) in the previous period to $(6,610,850), an increase of 8% in line with the increased operational activities within the Group.

c Liquidity and Funding

The group has $2,956,379 cash in the bank, compared to $2,525,651 as at the previous year end, which based on historical levels of operational cash flow requirements would allow the group to fund current operations for approximately 5 months, which is consistent with the position at the previous year end.

There is on-going activity to secure additional investment funding which will be raised at appropriate times to support future growth and development of the business. Since balance date an amount of $680,992 in share capital has been received, being the balance of the $2,800,000 capital raising round concluded just prior to balance date.

5. Remuneration Report

This report details the nature and amount of remuneration for each director of Living Cell Technologies Limited, and for the executives receiving the highest remuneration.

a Remuneration policy

The remuneration policy of Living Cell Technologies Limited has been designed to align director and executive objectives with shareholder and business objectives by providing a fixed remuneration component and offering specific long-term incentives based on key performance areas affecting the Group's financial results. The board of Living Cell Technologies Limited believes the remuneration policy to be appropriate and effective in its ability to attract and retain the best executives and directors to run and manage the Group, as well as create goal congruence between directors, executives and shareholders.

The board's policy for determining the nature and amount or remuneration for the board members and senior executives of the Group is as follows:

- The remuneration policy, setting the terms and conditions for the executive directors and other senior executives, was approved by the board after seeking professional advice from independent external consultants.
- All executives receive a base salary (which is based on factors such as length of service and experience) plus where appropriate superannuation, fringe benefits, options and performance incentives.
- The board reviews executive packages annually by reference to the economic entity's performance, executive performance, experience, length of service and comparable information from industry sectors.

The policy is designed to attract the highest caliber of executives and reward them for performance that results in long-term growth in shareholder wealth.

The contracts for service between the company and key management personnel are on a continuing basis, the terms of which are not expected to change in the immediate future. Any options not exercised before or on the date of termination lapse.

Executives are also entitled to participate in the employee share option arrangements.

The Australian based directors and executives receive a superannuation guarantee contribution required by the government, which is currently 9%, and do not receive any other retirement benefits. Some individuals, however, have chosen to sacrifice part of their salary to increase payments towards superannuation.

All remuneration paid to directors and executives is valued at the cost to the company and expensed. Shares given to directors and executives are valued as the difference between the market price of those shares and the amount paid by the director or executive. Options are valued using the Black-

Living Cell Technologies Limited

Directors' Report

30 June 2006

5. Remuneration Report continued

a Remuneration policy continued
Scholes methodology.

The board policy is to remunerate non-executive directors at market rates for time, commitment and responsibilities. The board determines payments to the non-executive directors and reviews their remuneration annually, based on market practice, duties and accountability. Independent external advice is sought when required. The maximum aggregate amount of fees that can be paid to non-executive directors is subject to approval by shareholders at the Annual General Meeting. Fees for non-executive directors are not linked to the performance of the Group. However, to align directors' interests with shareholders' interests, the directors are encouraged to hold shares in the company and are able to participate in the employee option plan.

b Key Management Personnel

Names and positions held of economic and parent entity key management personnel in office at any time during the financial year are:

Key Management Person	Position
David Collinson	Director & Group CEO
Al Vasconcellos	Director & CEO LCT BioPharma
Robert Elliott	Medical Director
Richard Justice	Chief Financial Officer
Paul Tan	Managing Director Living Cell Technologies New Zealand Ltd
Paris Brooke	General Manager LCT Australia
Dwaine Emerich	VP of Research and Chief Scientific Officer LCT BioPharma Inc
Chris Thanos	Director of Research LCT BioPharma Inc

c Details of remuneration for year ended 30 June 2006

The remuneration for each director and each of the five executive officers of the consolidated entity receiving the highest remuneration during the year was as follows:

	Salary, Fees and Commissions	Super-annuation Contribution	Cash Bonus	Non-Cash Benefits	Options	Total
	$	$	$	$	$	$
Directors						
Michael Yates	112,500	-	-	-	58,582	171,082
Simon O'Loughlin	42,368	3,561	-	-	19,527	65,456
Roger Coats	32,047	2,632	-	-	-	34,679
Charles Macek	12,500	-	-	-	-	12,500
David Collinson	196,822	-	-	-	-	196,822
Robert Elliott	187,258	-	-	-	-	187,258
Alfred Vasconcellos	356,035	-	-	-	68,345	424,380
	939,530	6,193	-	-	146,454	1,092,177

Living Cell Technologies Limited

Directors' Report

30 June 2006

5. Remuneration Report continued

c Details of remuneration for year continued ended Friday, 30 June 2006

	Salary, Fees and Commissions	Super-annuation Contribution	Cash Bonus	Non-Cash Benefits	Options	Total
	$	$	$	$	$	$
Specified Executives						
Richard Justice	233,368	-	-	-	22,978	256,346
Paul Tan	206,018	-	-	-	39,054	245,072
Paris Brooke	110,000	9,900	-	-	-	119,900
Dwaine Emerich	233,366	-	-	-	-	233,366
Chris Thanos	142,424	-	-	-	-	142,424
	925,176	9,900	-	-	62,032	997,108

d Compensation Options

Options granted as compensation to Directors and Key Management Personnel during the financial year:

Key Management Personnel	Vested No.	Granted No.	Grant Date	Value Per Option at Grant Date	Exercise Price	Exercise Date
Richard Justice	175,000	-	6-Jul-05	$0.1313	$0.24	15-Nov-05
Richard Justice	-	150,000	16-Mar-06	$0.1214	$0.30	9-Mar-07
Dwaine Emerich	-	50,000	18-Mar-06	$0.1724	$0.23	16-Mar-08
Chris Thanos	-	30,000	17-Mar-06	$0.1724	$0.23	16-Mar-08
Total	**175,000**	**230,000**				

Options usually vest within one to two years of grant date and expire within three to four years of vesting. Options may be granted to key management personnel with more than six months' full-time service.

Living Cell Technologies Limited

Directors' Report

30 June 2006

5. Remuneration Report continued

e Options and Rights Holdings

Number of options held by directors and key management personnel:

	Balance 1-Jul-05	Granted as Remuneration	Options Exercised	Net Change / Other	Balance 30-Jun-06
Directors					
Michael Yates	450,000	-	-	-	450,000
Simon O'Loughlin	150,000				150,000
David Collinson	2,123,300				2,123,300
Al Vasconcellos	525,000				525,000
Robert Elliott	2,123,300				2,123,300
	5,371,600	-	-	-	5,371,600
Specified Executives					
Richard Justice	175,000	150,000			325,000
Paul Tan	300,000				300,000
Dwaine Emerich		50,000			50,000
Chris Thanos		30,000			30,000
	475,000	230,000	-	-	705,000
Total	5,846,600	230,000	-	-	6,076,600

Living Cell Technologies Limited

Directors' Report

30 June 2006

5. Remuneration Report continued

f Shareholdings

Number of shares held by key management personnel:

	Balance 1-Jul-05	Granted as Remuneration	Options Exercised	Net Change / Other *	Balance 30-Jun-06
Directors					
Michael Yates	1,033,301	-	-	-	1,033,301
Simon O'Loughlin	210,000				210,000
Charles Macek **	-			300,000	300,000
David Collinson	9,521,352			341,790	9,863,142
Al Vasconcellos	115,031				115,031
Robert Elliott	1,862,638			103,000	1,965,638
	12,742,322	-	-	**744,790**	**13,487,112**
Specified Executives					
Paul Tan	100,000			20,000	120,000
Dwaine Emerich	-			75,019	75,019
	100,000	-	-	95,019	195,019
Total	12,842,322	-	-	839,809	13,682,131

* "Net Change / Other" refers to shares purchased or sold during the financial year.
** Charles Macek's shares held within his Superannuation Fund.

6. Options

At the date of this report, the unissued ordinary shares of Living Cell Technologies Limited under option are as follows:

Grant Date	Date of Expiry	Exercise Price	Number under Option
25/03/04	30/06/10	0.20	19,232,820
03/11/04	30/06/08	0.22	1,000,000
03/11/04	30/06/08	0.22	873,250
27/08/04	30/06/10	0.21	3,233,330
28/10/04	30/06/10	0.30	1,625,000
06/07/05	14/11/11	0.24	175,000
16/03/06	09/03/09	0.30	150,000
16/03/06	16/03/11	0.23	210,000
			26,499,400

7. Indemnifying Officers or Auditors

a Insurance premiums paid for directors

The company has paid insurance premiums to insure directors and officers against liabilities for costs and expenses incurred by them in defending any legal proceedings arising out of their conduct while acting in the capacity of director of the company, other than conduct involving a wilful breach of duty in relation to the company. The amount of the premium was $ 35,401.

8. Proceedings on Behalf of Company

No person has applied for leave of Court to bring proceedings on behalf of the company or intervene in any proceedings to which the company is a party for the purpose of taking responsibility on behalf of the company for all or any part of those proceedings.

The company was not a party to any such proceedings during the year.

9. Corporate Governance

In recognising the need for the highest standards of corporate behaviour and accountability, the directors of Living Cell Technologies Limited support and have adhered to the principles of corporate governance.

The company's corporate governance statement is contained on page 15 of this annual report.

10. Other Items

a Adoption of Australian Equivalents to IFRS - Reporting

As a result of the introduction of Australian equivalents to International Financial Reporting Standards (AIFRS), the company's financial report has been prepared in accordance with those Standards. A reconciliation of adjustments arising on the transition to AIFRS is included on Note 29 to this report.

b Significant Changes in State of Affairs

The following significant changes in the state of affairs of the parent entity occurred during the financial year:

(i) On 9 August 2005 the company raised $2,300,000 through a placement of ordinary shares to existing shareholders.

(ii) An additional amount of $3,040,000 as additional share capital was raised on 11 January 2006 with US share holders.

10. Other Items continued

b Significant Changes in State of Affairs continued

(iii) On 28 June 2006 a financing was concluded that included $2,053,800 as a convertible note, with the completed transaction including a further $$786,00 as share capital, of which $105,000 was received prior to year end, with the balance of $681,000 received in July 2006, post year end.

c After Balance Date Events

On 5 July 2006 it was announced that Living Cell Technologies Ltd had received a Notice of Allowance for a US patent relating to methods of preparing transplantable neo-natal porcine islets, for the treatment of diabetes.

The completion of a $2.8m funding transaction was announced on 7 July 2006, which included the convertible note of $2,053,800 that was settled on 28 June 2006, which together with $104,850 in share capital received before 30 June 2006, is included in the Statement of Financial Position. Since balance date the remainder of the placement of the funds was received to complete the round, amounting to an increase of $680,992 in share capital.

On 24 August 2006 the company announced it had lodged an application with the New Zealand regulator Medsafe to conduct a Phase I/IIa clinical trial of its type 1 diabetes cell therapy product DiabeCell.

An additional independent director (Laurie Hunter) was appointed to the Board on 25 August 2006 to replace Mick Yates who resigned as Non-Executive Chairman. Simon O'Louglin, an independent director on the board, was appointed Chairman.

Except for the above, no other matters or circumstances have arisen since the end of the financial year which significantly affected or may significantly affect the operations of the Group, the results of those operations or the state of affairs of the Group in future financial years.

d Non-audit Services

There were no non-audit services provided by the entity's auditor, PKF.

Signed in accordance with a resolution of the Board of Directors:

Director: ....

Dated this .... day of 2006

Directors' Report

30 June 2006

Statement of Corporate Governance

The company was admitted to the Australian Stock Exchange (ASX) on 1 September, 2004 and it was proposed that all of the best practice recommendations of the ASX Corporate Governance Council would be implemented during the financial year ended 30 June, 2005. Implementation of the Corporate Governance Policy is in progress and the current status is summarised below:

The board of directors of Notes to the Financial Statements is responsible for the corporate governance of the consolidated entity. The board guides and monitors the business and affairs of Notes to the Financial Statements on behalf of the shareholders by whom they are elected and to whom they are accountable.

The format of the Corporate Governance Statement is unchanged in comparison to the previous year, when the Statement had been modified due to the introduction of the Australian Stock Exchange Corporate Governance Council's (the Council's) "Principles of Good Corporate Governance and Best Practice Recommendations" (the Recommendations). In accordance with the Council's recommendations, the Corporate Governance Statement must now contain certain specific information and must disclose the extent to which the company has followed the guidelines during the period. Where a recommendation has not been followed, that fact must be disclosed, together with the reasons for the departure. These disclosures have been updated for the current year where circumstances have changed. The Corporate Governance Statement for Living Cell Technologies Ltd is now structured with reference to the Corporate Governance Council's principles and recommendations, which are as follows:

- **Principle 1. Lay solid foundations for management and oversight**
- **Principle 2. Structure the board to add value**
- **Principle 3. Promote ethical and responsible decision making**
- **Principle 4. Safeguard integrity in financial reporting**
- **Principle 5. Make timely and balanced disclosure**
- **Principle 6. Respect the rights of shareholders**
- **Principle 7. Recognise and manage risk**
- **Principle 8. Encourage enhanced performance**
- **Principle 9. Remunerate fairly and responsibly**
- **Principle 10. Recognise the legitimate interests of stakeholders**

Living Cell Technologies Ltd's corporate governance practices were in place throughout the year ended and were fully compliant with the Council's best practice recommendations apart from the following recommendations:

Recommendation 2.1 A majority of the board should be independent directors
Due to the size of the company, and the strategic relationships, the directors have determined that it is inappropriate to increase the number of directors to the size where there can be a majority of independent directors. However, this decision does not limit the size of the board, nor preclude the appointment of additional independent directors in the future.

At present three out of the total number of directors on the board (six) are independent. ie. 50%.

Recommendation 2.2 The chairman should be an independent director.
The chairman, Michael Yates, was an independent director until his appointment as Executive Chairman on 30 November, 2004. He subsequently stepped down from being Executive Chairman to become Non-Executive Chairman in November 2005 and more recently, on 25 August, 2006, he resigned as Chairman.

The board's new Chairman is Simon O'Loughlin, who is an independent director.

Recommendation 2.4 The board should establish a nomination committee and structure the nomination committee so that it consists of a majority of independent directors and at least three

Statement of Corporate Governance continued

members.

The board established a nomination committee, but at the time it was not possible to meet the recommendation of having at least three members, the majority of which are independent, due to the board structure then in place.

With the appointment of Charles Macek as an additional independent director on 16 March 2006 the board now has a nomination committee that meets this recommendation.

Recommendation 4.3 The board should establish an audit committee and structure the audit committee so that it consists of only non-executive directors, a majority of independent directors and at least three members.

The board established an audit committee, but due to the size of the board it is not possible to meet the recommendation of having at least three members, the majority of which are independent.

Restrictions imposed on individual directors as a result of the Sarbanes-Oxley regime limit the number of audit committees they can be members of, which has resulted in the LCT Board's being unable to involve all the independent directors, due to audit committee responsibilities with other companies.

Recommendation 8.1 Disclose the process for performance evaluation of the board, its committees and individual directors and key executives.

The company has no formal board / committee / director evaluation process at present.

Recommendation 9.2 The board should establish a remuneration committee and structure the remuneration committee so that it consists of a majority of independent directors and at least three members.

The board established a remuneration committee, but at the time it was not possible to meet the recommendation of having at least three members, the majority of which are independent, due to the board structure then in place.

With the appointment of Charles Macek as an additional independent director on 16 March 2006 the board now has a remuneration committee that meets this recommendation.

For further information on corporate governance policies adopted by Notes to the Financial Statements', refer to our website:
www.lctglobal.com

Board Composition

The skills, experience and expertise relevant to the position of director held by each director in office at the date of the annual report is included in the Directors' Report on page 6. Directors of Living Cell Technologies Ltd are considered to be independent when they are independent of management and free from any business or other relationship that could materially interfere with - or could reasonably be perceived to materially interfere with - the exercise of their unfettered and independent judgement.

In the context of director independence, "materiality" is considered from both the company and individual director perspective. The determination of materiality requires consideration of both quantitative and qualitative elements. An item is presumed to be quantitatively immaterial if it is equal or less than 5% of the appropriate base amount. It is presumed to be material (unless there is qualitative evidence to the contrary) if it is equal to or greater than 10% of the appropriate base amount. Qualitative factors considered include whether a relationship is strategically important, the competitive landscape, the nature of the relationship and the contractual or other arrangements governing it and other factors which point to the actual ability of the director in question to shape the direction of the company's loyalty.

Statement of Corporate Governance continued

The names of the independent directors of the company are:
Simon O'Loughlin
Charles Macek (appointed 16 March 2006)
Laurie Hunter (appointed 25 August 2006)

Independent directors have the right to seek independent professional advice in the furtherance of their duties as directors at the company's expense. Written approval must be obtained from the chairman prior to incurring any expense on behalf of the company.

Securities Trading Policy
The company's policy regarding directors and employees trading in its securities is set by the Board. The policy restricts directors and employees from acting on material information until it has been released to the market and adequate time has been given for this to be reflected in the security's prices.

Audit Committee
An Audit Committee has been formed and is responsible for:

- overseeing and appraising the quality of the external audit and the internal control procedures, especially in the following areas:
  - financial reporting and practices;
  - business ethics, policies and practices;
  - accounting policies; and
  - management and internal controls;
- providing, through regular meetings, a forum for communication between the board, senior financial management staff involved in internal control procedures and the external auditors; and
- enhancing the credibility and objectivity of financial reports with other interested parties, including creditors, key stakeholders and the general public.

The Audit Committee comprises a minimum of one independent director who will chair the meetings. (Simon O'Loughlin). The Chief Executive Officer (CEO), the Chief Financial Officer (CFO) and the Company Secretary may be invited to attend the meetings but are not members of the committee.

The Audit Committee will meet independently of all employees of the company and with the external auditors at least once a year.

Remuneration Policy
It is the company's objective to provide maximum stakeholder benefit from the retention of a high quality board and executive team by remunerating directors and key executives fairly and appropriately with reference to relevant employment market conditions. The expected outcomes of the remuneration structure are:
- Retention and motivation of key executives
- Attraction of quality management to the company

A full discussion of the company's remuneration philosophy and framework and the remuneration received by directors and executives in the current period, please refer to the remuneration report, which is contained within the Director's Report.

There is no scheme to provide retirement benefits, other than statutory superannuation, to non-executive directors.

Remuneration Committee
The Board is responsible for determining and reviewing compensation arrangements for the directors

Statement of Corporate Governance continued

themselves and the chief executive officer and the executive team.

A Remuneration Committee has been formed to:

- set policies for senior officers' remuneration;
- set policies for directors' remuneration;
- make specific recommendations to the board on remuneration of directors and senior officers;
- set the terms and conditions of employment of a Chief Executive Officer (CEO);
- undertake a detailed review of the CEO's performance, at least annually, including setting, with the CEO, goals for the coming year and reviewing progress in achieving these goals; and
- approve the recommendations of the CEO on the remuneration of all line managers.

The Remuneration Committee comprises two independent directors and the Remuneration Committee does not contain any executive directors. The Remuneration Committee presently comprises Simon O'Loughlin and Charles Macek, both independent directors.

Compliance Committee

A Compliance Committee will be formed to be responsible for:

- setting, reviewing and ratifying corporate compliance policies;
- overseeing the implementation of a corporate compliance system including, but not limited to:
  - liquidity;
  - financial and secretarial;
  - tax returns;
  - licences and permits;
  - safety;
  - environment;
  - industrial relations, including employment contracts;
  - quality assurance, including good manufacturing practice;
  - trade practices;
  - privacy;
  - insurance;
  - risk management; and
  - equal opportunity and anti-discrimination;
- referring to the board, if necessary, any substantial matters arising from compliance reviews.

The Compliance Committee will comprise of at least one independent director. The CEO will also be a member of the committee and act as chairman. Additionally, the Company Secretary will be a member of the committee.

Nomination Committee

A Nomination Committee has been formed to:

- devise criteria for board membership;
- identify specific candidates with skills for nomination;
- provide advice on corporate governance;
- make recommendations to the board for new directors and membership of corporate governance committees;
- assist the chairperson in advising directors about their performance and possible retirement; and
- monitor management succession plans, including the CEO and line management.

The Nomination Committee presently comprises Simon O'Loughlin and Charles Macek, both independent directors. The CEO is not a member of the Nomination Committee.

Statement of Corporate Governance continued

Scientific Committee

The Scientific Committee has been formed and is responsible for review and reporting to the Board of:

- Scientific developments and improvements;
- Regulatory matters associated with the science;
- Feasibility of commercialisation and research of existing and new products; and
- Patents and other intellectual property developments.

The Scientific Committee is chaired by an independent adviser to the Board. The CEO is not a member of the Scientific Committee.

Living Cell Technologies Limited

Income Statement

For the Year Ended 30 June 2006

	Note	Consolidated 2006 $	Consolidated 2005 $	Parent 2006 $	Parent 2005 $
Revenue - trading		**1,307**	4,542	**458**	3,469
Other income	2	**290,740**	221,313	**87,992**	95,765
Salaries and employee benefits expense		**(3,561,682)**	(3,273,010)	**(378,118)**	(526,006)
Depreciation and amortisation expense	3	**(188,344)**	(148,971)	**-**	(122)
Borrowing costs expense		**(1,862)**	(7,643)	**(1,103)**	(7,643)
Transport costs		**(21,871)**	(12,339)	**-**	-
Advertising		**(34,438)**	(108,514)	**(2,707)**	(2,001)
Lease expenses		**(4,016)**	(11,305)	**-**	-
Research and development		**(1,071,512)**	(1,369,147)	**(608)**	-
Writedown loans to recoverable amounts		**-**	46,134	**(5,352,275)**	(7,223,197)
Rent expense		**(328,616)**	(162,788)	**-**	(3,700)
Travel expenses		**(302,107)**	(288,792)	**(167,208)**	(57,555)
Professional fees		**(752,957)**	(767,732)	**(634,756)**	(493,538)
Printing and stationery		**(58,718)**	(16,986)	**(35,177)**	-
Telephone and fax		**(82,833)**	(44,391)	**(5,885)**	-
Other expenses		**(702,702)**	(487,024)	**(151,004)**	(72,564)
Profit before income tax		**(6,819,611)**	(6,426,653)	**(6,640,391)**	(8,287,092)
Profit attributable to members of the parent entity		**(6,819,611)**	(6,426,653)	**(6,640,391)**	(8,287,092)
Earnings Per Share:					
Overall operations:					
Basic earnings per share (cents per share)	5	**(6.30)**	(7.30)	**-**	-

Living Cell Technologies Limited

Balance Sheet

30 June 2006

		Consolidated		Parent	
		2006	2005	2006	2005
	Note	$	$	$	$
ASSETS					
Current assets					
Cash and cash equivalents		**2,956,379**	2,648,491	**2,525,651**	1,777,196
Trade and other receivables	6	**1,277**	42,864	**4,885**	16,321
Inventories	7	**32,488**	16,308	-	-
Other assets	8	**12,430**	10,166	-	61
Total current assets		**3,002,574**	2,717,829	**2,530,536**	1,793,578
Non-current assets					
Trade and other receivables	6	-	-	-	30,777
Property, plant and equipment	10	**949,361**	882,387	-	10,303
Biological assets	11	**306,229**	344,498	-	344,498
Total non-current assets		**1,255,590**	1,226,885	-	385,578
TOTAL ASSETS		**4,258,164**	3,944,714	**2,530,536**	2,179,156
LIABILITIES					
Current liabilities					
Trade and other payables	13	**512,753**	740,360	**114,647**	380,101
Short-term borrowings	14	-	23,904	-	-
Provisions	15	**61,935**	42,110	-	-
Total current liabilities		**574,688**	806,374	**114,647**	380,101
Non-current liabilities					
Interest bearing liabilities	16	**1,939,866**	2,786	**1,939,866**	-
Total non-current liabilities		**1,939,866**	2,786	**1,939,866**	-
TOTAL LIABILITIES		**2,514,554**	809,160	**2,054,513**	380,101
NET ASSETS		**1,743,610**	3,135,554	**476,023**	1,799,055
EQUITY					
Share capital	19	**24,685,152**	19,536,574	**24,685,152**	19,536,575
Reserves	20	**601,799**	329,344	**574,410**	329,344
Distributable reserve	20	**(23,543,341)**	(16,730,364)	**(24,783,539)**	(18,066,864)
Parent interest		**1,743,610**	3,135,554	**476,023**	1,799,055
TOTAL EQUITY		**1,743,610**	3,135,554	**476,023**	1,799,055

Living Cell Technologies Limited

Statement of Changes in Equity

For the Year Ended 30 June 2006

2006 Consolidated

	Ordinary Shares $	Retained Earnings $	Foreign Currency Translation Reserve $	Option Reserve $	Convertible Instruments Reserve $	Total $
Balance at 1 July 2005	19,536,575	(16,730,361)	-	329,344	-	3,135,558
Shares issued during the year	5,427,485	-	-	-	-	5,427,485
Profit attributable to members of parent entity	-	(6,819,611)	-	-	-	(6,819,611)
Transaction costs	(278,908)	-	-	-	-	(278,908)
Equity portion of convertible note	-	-	-	-	24,936	24,936
Adjustments from translation of foreign controlled entities	-	6,631	27,389	-	-	34,020
Option reserve on recognition of bonus element of options	-	-	-	220,130	-	220,130
Sub-total	5,148,577	(6,812,980)	27,389	220,130	24,936	(1,391,948)
Balance at 30 June 2006	24,685,152	(23,543,341)	27,389	549,474	24,936	1,743,610

2005 Consolidated

	Ordinary Shares $	Retained Earnings $	Foreign Currency Translation Reserve	Option Reserve $	Convertible Instruments Reserve $	Total $
Balance at 1 July 2004	8,982,351	(10,307,766)	-	-	-	(1,325,415)
Profit attributable to members of the parent entity	-	(6,097,309)	-	-	-	(6,097,309)
Shares issued during the year	11,148,145	-	-	-	-	11,148,145
Transaction costs	(593,921)	-	-	-	-	(593,921)
Adjustments from translation of foreign controlled entities	-	4,058	-	-	-	4,058
Option reserve on recognition of bonus element of options	-	(329,344)	-	329,344	-	-
Sub-total	10,554,224	(6,422,595)	-	329,344	-	4,460,973
Balance at Thursday, 30 June 2005	19,536,575	(16,730,361)	-	329,344	-	3,135,558

Living Cell Technologies Limited

Statement of Changes in Equity

For the Year Ended 30 June 2006

2006 Parent

	Ordinary Shares	Retained Earnings	Option Reserve	Convertible Instruments Reserve	Total
	$	$	$	$	$
Balance at 1 July 2005	19,536,575	(18,066,864)	329,344	-	1,799,055
Shares issued during the year	5,427,485	-	-	-	5,427,485
Profit attributable to members of the parent entity	-	(6,640,391)	-	-	(6,640,391)
Transaction costs	(278,908)	-	-	-	(278,908)
Equity portion of convertible notes	-	-	-	24,936	24,936
Adjustments from translation of foreign controlled entities	-	(2,107)	-	-	(2,107)
Transfers from retained earnings	-	(74,177)	-	-	(74,177)
Option reserve on recognition of bonus element of options	-	-	220,130	-	220,130
Sub-total	5,148,577	(6,716,675)	220,130	24,936	(1,323,032)
Balance at Friday, 30 June 2006	24,685,152	(24,783,539)	549,474	24,936	476,023

2005 Parent

	Ordinary Shares	Retained Earnings	Option Reserve	Convertible Instruments Reserve	Total
	$	$	$	$	$
Balance at 1 July 2004	8,982,351	(9,779,772)	-	-	(797,421)
Profit attributable to members of the parent entity	-	(7,957,748)	-	-	(7,957,748)
Shares issued during the year	11,148,145	-	-	-	11,148,145
Transaction costs	(593,921)	-	-	-	(593,921)
Option reserve on recognition of bonus element of options	-	(329,344)	329,344	-	-
Sub-total	10,554,224	(8,287,092)	329,344	-	2,596,476
Balance at Thursday, 30 June 2005	19,536,575	(18,066,864)	329,344	-	1,799,055

(a) The above movement in the Parent's Retained Earnings in 2006 of $(74,177) relates to the transfer of the Pancell branch operation from the parent company to a wholly owned subsidiary, Pancell New Zealand Ltd.

Living Cell Technologies Limited

Cash Flow Statement

For the Year Ended 30 June 2006

		Consolidated		Parent	
		2006	2005	2006	2005
	Note	$	$	$	$
Cash from operating activities:					
Receipts from customers		1,470	5,110	-	-
Payments to suppliers and employees		(6,625,221)	(6,252,842)	(6,451,814)	(685,770)
Dividends received		239	-	-	-
Interest received		103,522	160,059	87,992	18,066
Finance costs		(90,860)	(7,259)	(90,101)	(7,643)
Net cash provided by (used in) operating activities		(6,610,850)	(6,094,932)	(6,453,923)	(675,347)
Cash flows from investing activities:					
Acquisition of property, plant and equipment		(256,951)	(417,755)	-	-
Acquisition of biological assets		-	(45,955)	-	(45,955)
Net cash provided by (used in) investing activities		(256,951)	*(463,710)*	-	(45,955)
Cash flows from financing activities:					
Proceeds from issue of shares		5,427,485	10,095,916	5,427,485	10,095,916
Proceeds from borrowings		2,053,800	-	2,053,800	(7,003,497)
Repayment of borrowings		(26,690)	(780,592)	-	-
Payment of transaction costs		(278,907)	(593,921)	(278,907)	(593,921)
Net cash provided by (used in) financing activities		7,175,688	8,721,403	7,202,378	2,498,498
Other activities:					
Net increase (decreases) in cash held		307,887	2,162,761	748,455	1,777,196
Cash and cash equivalents at beginning of year		2,648,490	485,730	1,777,196	-
Cash at end of financial year		2,956,377	2,648,491	2,525,651	1,777,196

Notes to the Financial Statements

For the Year Ended 30 June 2006

1 Statement of Significant Accounting Policies

(a) General Information

The financial report is a general purpose financial report that has been prepared in accordance with Australian Accounting Standards, Urgent Issues Group Interpretations, other authoritative pronouncements of the Australian Accounting Standards Board and the *Corporations Act 2001*.

The financial report covers the economic entity of Living Cell Technologies Limited and controlled entities, and Living Cell Technologies Limited as an individual parent entity. Living Cell Technologies Limited is a listed public company, incorporated and domiciled in Australia

The financial report of Living Cell Technologies Limited and controlled entities, and Living Cell Technologies Limited as an individual parent entity comply with all Australian equivalents to International Financial Reporting Standards (AIFRS) in their entirety.

The following is a summary of the material accounting policies adopted by the Group in the preparation of the financial report. The accounting policies have been consistently applied, unless otherwise stated.

(b) Basis of Preparation

(i) First-time Adoption of Australian Equivalents to International Financial Reporting Standards - consolidated reporting entity

Living Cell Technologies Limited and controlled entities, and Living Cell Technologies Limited as an individual parent entity have prepared financial statements in accordance with the Australian equivalents to International Financial Reporting Standards (AIFRS) from 1 July 2005.

In accordance with the requirements of AASB 1: First-time Adoption of Australian Equivalents to International Financial Reporting Standards, adjustments to the parent entity and consolidated entity accounts resulting from the introduction of AIFRS have been applied retrospectively to 2005 comparative figures. These consolidated accounts are the first financial statements of Living Cell Technologies Limited to be prepared in accordance with AIFRS.

The accounting policies set out below have been consistently applied to all years presented. The parent and consolidated entities have however elected to adopt the exemptions available under AASB 1 relating to AASB 132: Financial Instruments: Disclosure and Presentation, and AASB 139: Financial Instruments:Recognition and Measurement.

Reconciliations of the transition from previous Australian AGAAP to AIFRS have been included in Note 29 to this report.

(ii) Reporting Basis and Conventions - reporting entity

The financial report has been prepared on an accruals basis and is based on historical costs modified by the revaluation of selected non-current assets, financial assets and financial liabilities for which the fair value basis of accounting has been applied.

1 Statement of Significant Accounting Policies continued

(c) Principals of Consolidation

A list of controlled entities is contained in Note to the financial statements. All controlled entities have a June financial year-end.

All inter-company balances and transactions between entities in the economic entity, including any unrealised profits or losses, have been eliminated on consolidation. Accounting policies of subsidiaries have been changed where necessary to ensure consistencies with those policies applied by the parent entity.

A controlled entity is an entity Living Cell Technologies Limited has the power to control the financial and operating policies of so as to obtain benefits from its activities.

(d) Foreign Currency Transactions and Balances

Functional and presentation currency
The functional currency of each of the Group's entities is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in Australian dollars which is the parent entity's functional and presentation currency.

Transaction and balances
Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items are recognised in the income statement, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognised directly in equity to the extent that the gain or loss is directly recognised in equity, otherwise the exchange difference is recognised in the income statement.

Group companies
The financial results and position of foreign operations whose functional currency is different from the group's presentation currency are translated as follows:

- assets and liabilities are translated at year-end exchange rates prevailing at that reporting date;
- income and expenses are translated at average exchange rates for the period; and
- retained earnings are translated at the exchange rates prevailing at the date of the transaction.

Exchange differences arising on translation of foreign operations are transferred directly to the

1 **Statement of Significant Accounting Policies continued**

(d) Foreign Currency Transactions and Balances continued

Group companies continued
group's foreign currency translation reserve in the balance sheet. These differences are recognised in the income statement in the period in which the operation is disposed.

(e) Comparative Figures

When required by Accounting Standards, comparative figures have been adjusted to conform to changes in presentation for the current financial year.

(f) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within short-term borrowings in current liabilities on the balance sheet.

(g) Inventories

Inventories consist of materials used in laboratory testing and are measured at the lower of cost and realisable value.

(h) Receivables

Trade receivables are recognised and carried at original invoice amount less a provision for any uncollectable debts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written-off as incurred.

Bills of exchange and promissory notes are measured at the lower of cost and net realisable value.

(i) Property, Plant and Equipment

Each class of property, plant and equipment is carried at cost or fair value less, where applicable, any accumulated depreciation.

Plant and equipment

Plant and equipment are measured on the cost basis less depreciation and impairment losses.

Depreciation

The depreciable amount of all fixed assets including buildings and capitalised leased assets, but excluding freehold land, is depreciated on a diminishing value basis over their useful lives to the Group commencing from the time the asset is held ready for use. Leasehold improvements are depreciated over the shorter of either the unexpired period of the lease or the estimated useful lives of the improvements.

1 Statement of Significant Accounting Policies continued

(i) Property, Plant and Equipment continued

The depreciation rates used for each class of depreciable assets are:

Class of Fixed Asset	
Plant and Equipment	15% - 31%
Furniture, Fixtures and Fittings	9% - 26%
Motor Vehicles	26%
Office Equipment	11% - 48%
Leasehold improvements	9.5%

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

(j) Investments

Non-current investments are carried at the lower of cost and recoverable amount. The carrying amount of non-current investments is reviewed annually by directors to ensure that it is not in excess of the recoverable amount of these investments.

(i) Financial assets at fair value through profit and loss

A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management and within the requirements of AASB 139: Recognition and Measurement of Financial Instruments. Derivatives are also categorised as held for trading unless they are designated as hedges. Realised and unrealised gains and losses arising from changes in the fair value of these assets are included in the income statement in the period in which they arise.

(ii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are stated at amortised cost using the effective interest rate method.

(k) Intangibles

Goodwill

Goodwill and goodwill on consolidation are initially recorded at the amount by which the purchase price for a business or for an ownership interest in a controlled entity exceeds the fair value attributed to its net assets at date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisition of associates is included in investment in associates. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

1 Statement of Significant Accounting Policies continued

(k) Intangibles continued

Research and development

Expenditure during the research phase of a project is recognised as an expense when incurred. Development costs are capitalised only when technical feasibility studies identify that the project will deliver future economic benefits and these benefits can be measured reliably.

Development costs have a finite life and are amortised on a systematic basis matched to the future economic benefits over the useful life of the project.

(l) Recoverable amount

Non-current assets measured using the cost basis are not carried at an amount above their recoverable amount and where a carrying value exceeds the recoverable amount, the asset is written down.

(m) Payables

Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Payables to related parties are carried at the principal amount. Interest, when charged by the lender, is recognised as an expense on an accrual basis.

(n) Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

(o) Interest bearing liabilities

All loans are measured at the principal amount. Interest is charged as an expense as it accrues.

Finance lease liability is determined in accordance with the requirements of AASB 1008 "Leases".

(p) Provisions

Provisions are recognised when the group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

(q) Contributed equity

Issued and paid up capital is recognised at the fair value of the consideration received by the company.

1 **Statement of Significant Accounting Policies continued**

(q) Contributed equity continued

Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(r) Revenue

Revenue from the sale of goods is recognised upon the delivery of goods to customers.

Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

Revenue from investment properties is recognised on an accruals basis or straight-line basis in accordance with lease agreements.

Dividend revenue is recognised when the right to receive a dividend has been established. Dividends received from associates and joint venture entities are accounted for in accordance with the equity method of accounting.

Revenue from the rendering of services is recognised upon the delivery of the service to the customers.

All revenue is stated net of the amount of goods and services tax (GST).

(s) Employee Benefits

Provision is made for the company's liability for employee benefits arising from services rendered by employees to balance date. Employee benefits that are expected to be settled within one year have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs. Employee benefits payable later than one year have been measured at present value of the estimated future cash outflows to be made for those benefits.

Equity-settled compensation

The Group operates an employee share scheme. The bonus element over the exercise price of the employee services rendered in exchange for the grant of shares and options is recognised as an expense in the income statement. The total amount to be expenses over the vesting period is determined by reference to the fair value of the shares of the options granted.

(t) Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of assets that necessarily take a substantial period of time to prepare for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognised in income in the period in which they are incurred.

1 Statement of Significant Accounting Policies continued

(u) Income Tax

The charge for current income tax expense is based on the profit for the year adjusted for any non-assessable or disallowed items. It is calculated using the tax rates that have been enacted or are substantially enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. No deferred income tax will be recognised from the initial recognition of an asset or liability, excluding a business combination, where there is no effect on accounting or taxable profit or loss.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or liability is settled. Deferred tax is credited in the income statement except where it relates to items that may be credited directly to equity, in which case the deferred tax is adjusted directly against equity.

Deferred income tax assets are recognised to the extent that it is probable that future tax profits will be available against which deductible temporary differences can be utilised.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the economic entity will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

(v) Earnings per share

Basic EPS is calculated as net profit/(loss) attributable to members, adjusted to exclude costs of servicing equity (other than dividends), divided by the weighted average number of ordinary shares, adjusted for any bonus element.

(w) Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Taxation Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables in the balance sheet are shown inclusive of GST.

Cash flows are presented in the cash flow statement on a gross basis, except for the GST component of investing and financing activities, which are disclosed as operating cash flows.

(x) Rounding of Amounts

The parent entity has applied the relief available to it under ASIC Class Order 98/100 and accordingly, amounts in the financial report and directors' report have been rounded off to the nearest $1.

Living Cell Technologies Limited

Notes to the Financial Statements

For the Year Ended 30 June 2006

2 Other Income

	Note	Consolidated 2006 $	Consolidated 2005 $	Parent 2006 $	Parent 2005 $
- Interest income		**103,522**	160,059	**87,992**	18,066
- Dividend income		**238**	384	-	-
- Donations		**18**	-	-	-
- Management fees		-	-	-	17,115
- Grants		**186,962**	-	-	-
- Other revenue		-	60,870	-	60,584
Other Income		**290,740**	221,313	**87,992**	95,765

3 Depreciation, amortisation and impairment

	Consolidated 2006 $	Consolidated 2005 $	Parent 2006 $	Parent 2005 $
Depreciation				
Depreciation - plant and machinery	**30,752**	64,665	-	-
Depreciation - furniture and fixtures	**10,090**	39,601	-	55
Depreciation - motor vehicles	-	1,528	-	-
Depreciation - leasehold improvements	**425**	43,166	-	66
Depreciation - other property, plant and equipment	**145,014**	-	-	-
Depreciation	**2,063**	10	-	-
Total depreciation	**188,344**	148,970	-	121
Total depreciation, amortisation and impairment	**188,344**	148,970	-	121

4 Income Tax Expense

(a) The prima facie tax / (benefit), using tax rates applicable in the country of operation, on profit / (loss) from ordinary activities before income tax is reconciled to the income tax as follows:

	Consolidated		Parent	
	2006	**2005**	**2006**	**2005**
	$	**$**	**$**	**$**
Prima facie tax payable on profit from ordinary activities before income tax at 30% (2005: 30%) -	**(2,025,811)**	(1,855,230)	**(383,812)**	(2,387,325)
Tax effect of permanent differences:				
- Deductible capital expenditure	**(38,939)**	(38,939)	**(38,939)**	(38,939)
- Unrealised foreign exchange gains	**60,500**	(7,835)	**22,117**	(16,363)
- Write downs to recoverable amounts	**-**	-	**-**	2,166,959
- Other items (net)	**6,484**	5,352	**547**	431
- Tax effect of timing differences	**6,247**	5,663	**-**	-
- Write off future income tax benefit due to lack of virtual certainty	**1,991,519**	1,890,989	**400,087**	275,237
Income tax / (benefit) attributable to entity	**-**	-	**-**	-

Living Cell Technologies Limited

Notes to the Financial Statements

For the Year Ended 30 June 2006

5 Earnings per Share

(a) Reconciliation of Earnings to Profit or Loss

	Consolidated	
	2006	**2005**
	$	**$**
Profit	**(6,819,611)**	(6,426,653)
Earnings used in calculation of dilutive EPS	**(6,819,611)**	(6,426,653)

(b) Weighted average number of ordinary shares (diluted):

	Consolidated	
	2006	**2005**
Weighted average number of ordinary shares outstanding during the year used in calculating basic EPS	**108,783,974**	83,500,010

6 Trade and Other Receivables

(a) Current receivables table

	Consolidated		Parent	
	2006	**2005**	**2006**	**2005**
	$	**$**	**$**	**$**
CURRENT				
Trade receivables	**1,247**	7,646	**-**	7,204
Sundry debtors	**-**	5,529	**-**	647
Other receivables	**30**	29,689	**4,885**	8,470
	1,277	42,864	**4,885**	16,321

6 Trade and Other Receivables continued

b Non current receivables table

	Consolidated		Parent	
	2006	2005	2006	2005
	$	$	$	$
NON-CURRENT				
Amounts receivable from:				
- wholly-owned subsidiaries	-	-	**14,157,465**	8,764,369
- provision for impairment of receivables from wholly-owned subsidiaries	-	-	**(14,157,465)**	(8,733,592)
	-	-	-	30,777

7 Inventories

	Consolidated		Parent	
	2006	2005	2006	2005
	$	$	$	$
CURRENT				
At Cost				
Stores at cost	**32,488**	16,308	-	-
	32,488	16,308	-	-

8 Other Assets

	Consolidated		Parent	
	2006	2005	2006	2005
	$	$	$	$
CURRENT				
Prepayments	**12,430**	10,166	-	61
	12,430	10,166	-	61

Living Cell Technologies Limited

Notes to the Financial Statements

For the Year Ended 30 June 2006

9 Financial Assets

	Consolidated		Parent	
	2006	2005	2006	2005
	$	$	$	$
Unlisted investments, at cost shares in controlled entities	-	-	8,161,681	8,161,681
Unlisted investment, at recoverable amount impairment provision	-	-	(8,161,681)	(8,161,681)

10 Property Plant and Equipment

	Consolidated		Parent	
	2006	2005	2006	2005
	$	$	$	$
LAND AND BUILDINGS				
Leasehold improvements				
At cost	439,456	457,479	-	7,707
Less accumulated depreciation	(97,936)	(71,471)	-	(66)
Total leasehold land:	341,520	386,008	-	7,641
Total land and buildings	341,520	386,008	-	7,641
PLANT AND EQUIPMENT				
Furniture, fixtures and fittings				
At cost	76,328	72,324	-	2,717
Less accumulated depreciation	(19,041)	(9,855)	-	(55)
Total furniture, fixtures & fittings	57,287	62,469	-	2,662
Motor vehicles				
At cost	5,810	6,536	-	-
Under lease	(3,180)	(2,538)	-	-
Total motor vehicles	2,630	3,998	-	-
Office equipment				
At cost	138,511	114,281	-	-
Less accumulated depreciation	(72,981)	(45,398)	-	-
Total office equipment	65,530	68,883	-	-

10 Property Plant and Equipment continued

	Consolidated		Parent	
	2006	2005	2006	2005
	$	$	$	$
Property plant and equipment				
At cost	**660,976**	458,245	-	-
Less accumulated depreciation	**(178,583)**	(97,214)	-	-
Total property plant & equipment	**482,393**	361,031	-	-
Total plant and equipment	**607,840**	496,381	-	2,662
Total property, plant and equipment	**949,360**	882,389	-	10,303

Living Cell Technologies Limited

Notes to the Financial Statements

For the Year Ended 30 June 2006

10 Property Plant and Equipment continued

(a) Movements in Carrying Amounts

Parent

	Plant and Equipment $	Furniture, Fixtures and Fittings $	Motor Vehicles $	Office Equipment $	Improve-ments $	Total $
Balance at the beginning of year	-	2,662	-	-	7,641	10,303
Transfers	-	(2,662)	-	-	(7,641)	(10,303)
Carrying amount at the end of year	$ -	$ -	$ -	$ -	$ -	$ -

Consolidated

	Plant and Equipment $	Furniture, Fixtures and Fittings $	Motor Vehicles $	Office Equipment $	Improve-ments $	Total $
Balance at the beginning of year	361,031	62,469	3,998	68,883	386,006	882,387
Additions	237,776	11,980	-	42,793	32,799	325,348
Disposals	-	-	-	(3,559)	-	(3,559)
Depreciation expense	(98,359)	(11,264)	(1,013)	(39,987)	(37,720)	(188,343)
Foreign exchange movements	(18,055)	(5,898)	(355)	(2,599)	(39,565)	(66,472)
Carrying amount at the end of year	$ 482,393	$ 57,287	$ 2,630	$ 65,531	$ 341,520	$ 949,361

Living Cell Technologies Limited

Notes to the Financial Statements

For the Year Ended 30 June 2006

11 Biological Assets

(a) Value of asset

	Consolidated		Parent	
	2006	2005	2006	2005
	$	$	$	$
Animals - Pig Herd at cost	**306,229**	344,498	-	344,498
Total	**306,229**	344,498	-	344,498

(b) Nature of asset

On June 30 2005 the company purchased a herd of Auckland Island pigs which are critical to plans to produce pig cells for xeno-transplantation, because they are free of infectious diseases common with other pig strains and they meet FDA requirements for donors of pig cells for human xeno-transplantation.

During the financial year the pig herd was transferred to Pancell New Zealand Limited, a 100% owned subsidiary of Living Cell Technologies Ltd. The movement in value from 30 June 2005 to 30 June 2006 is due to the movement in exchange rates.

(c) Significant Assumptions

The Auckland Island pig herd has been valued at cost and not depreciated, as fair value cannot be reliably measured, given the highly specialised and unique characteristics of the pig herd.

The Directors' valuation at cost is consistent with an independent accountant's opinion of the purchase transaction.

12 Deferred Tax Assets

	Consolidated		Parent	
	2006	2005	2006	2005
	$	$	$	$
Future income tax benefit	-	-	-	-
Future income tax benefits not brought to account				
tax losses	**4,235,023**	2,223,431	**746,512**	346,424
Total	**4,235,023**	2,223,431	**746,512**	346,424

The benefits of future income tax benefits will only be realised if the conditions for deductibility occur.

Living Cell Technologies Limited

Notes to the Financial Statements

For the Year Ended 30 June 2006

13 Trade and Other Payables

	Consolidated		Parent	
	2006	2005	2006	2005
	$	$	$	$
CURRENT				
Unsecured liabilities				
Trade payables	**438,367**	634,112	**113,718**	127,463
Accrued employee entitlements	**73,161**	53,535	-	-
Other creditors	**1,225**	52,713	**929**	252,638
Amount payable to:				
	512,753	740,360	**114,647**	380,101

14 Interest-bearing Liabilities - Current

		Consolidated		Parent	
		2006	2005	2006	2005
	Note	$	$	$	$
CURRENT					
Finance lease obligation	18	-	23,904	-	-
		-	23,904	-	-

15 Provisions

	Consolidated		Parent	
	2006	2005	2006	2005
	$	$	$	$
Employee benefits	**61,935**	42,110	-	-
	61,935	42,110	-	-

16 Interest-bearing liabilities (non-current)

		Consolidated		Parent	
		2006	2005	2006	2005
	Note	$	$	$	$
Convertible Note	17	1,939,866	-	1,939,866	-
Lease liability	18	-	2,786	-	-
Total		1,939,866	2,786	1,939,866	-

17 Convertible notes

	Consolidated		Parent	
	2006	2005	2006	2005
	$	$	$	$
Proceeds from issue of convertible notes	2,053,800	-	2,053,800	-
Transactions costs	(88,998)	-	(88,998)	-
Net proceeds	1,964,802	-	1,964,802	-
Amount classified as equity	(24,936)	-	(24,936)	-
Carrying amount of liability at 30 June 2006	1,939,866	-	1,939,866	-

On 29 June 2006 the company received proceeds from the issue of Convertible Notes totaling $2,053,800 (being $1,500,000 USD). These convertible notes have an interest rate of 12% per annum, and are due to mature on or after 30 November 2007, with the note holders having the option to convert to ordinary shares at $0.175 per share.

The company can convert the Convertible Note if on or before the maturity date the company issues ordinary shares in a single offering of not less than $12,000,000 USD at a share price of at least the conversion price of the convertible notes ($0.175 per share).

The amount of the convertible notes recognised in equity is net of attributable transaction costs of $1,130.

Living Cell Technologies Limited

Notes to the Financial Statements

For the Year Ended 30 June 2006

18 Capital and Leasing Commitments

a Operating Lease Commitments

Non-cancellable operating leases contracted for but not capitalised in the financial statements

	Consolidated		Parent	
	2006	2005	2006	2005
	$	$	$	$
Payable - minimum lease payments				
- not later than 12 months	182,681	102,939	-	-
- between 12 months and 5 years	569,640	411,757	-	-
- greater than 5 years	332,029	425,850	-	-
	1,084,350	940,546	-	-

The lease of offices and laboratories in Papatoetoe, New Zealand, is a non-cancellable lease with a 5 year term, with 4 years until expiry and rent payable monthly in advance. Contingent rental provisions require the minimum lease payments shall be reviewed every 2 years.

The animal laboratory lease is non-cancellable lease with a 6 year lease term with 3 ½ years until expiry and a right of renewal for a further 6 year term with rent payable monthly in advance. Contingent rental provisions require the minimum lease payments shall be reviewed every 2 years.

The southern animal facility sub lease is an annually renewable informal agreement with rent payable yearly in advance, with review arrangements annually at 30 June.

The quarantine facility sub lease is short term to cover animal storage in quarantine pending shipment to Auckland with expiry 30 April 2007.

The lease of the northern animal facility is non-cancellable lease with a 10 year term, with 9 years until expiry and a right of renewal for a further 10 year term, with rent payable monthly in advance. Contingent rental provisions require the minimum lease payments shall be reviewed every 2 years.

b Finance Lease Commitments

	Consolidated		Parent	
	2006	2005	2006	2005
	$	$	$	$
Payable - minimum lease payments				
- no later than 12 months	-	24,570	-	-
- between 12 months and 5 years	-	2,786	-	-
Minimum lease payments	-	27,356	-	-
Less future finance changes	-	(666)	-	-
Present value of minimum lease payments	-	26,690	-	-

18 Capital and Leasing Commitments continued

b Finance Lease Commitments continued

The finance lease, relating to office equipment, was terminated during the year when trading in equipment at the time of negotiating a new office equipment rental agreement.

19 Issued Capital

(a) Issued and paid up capital

	Consolidated		Parent	
	2006	2005	2006	2005
	$	$	$	$
- - Ordinary shares fully paid	24,685,152	16,536,574	24,685,152	16,536,575
Total	**24,685,152**	16,536,574	**24,685,152**	16,536,575

(b) Movements in shares on issue

	2006 Number of shares	2006 $	2005 Number of shares	2005 $
Description Title				
Beginning of the financial year	92,840,681	19,536,575	48,672,968	8,982,351
Issued during the year				
- private share issues	25,162,455	5,281,225	12,453,682	4,685,146
- contractors fees	636,797	146,260	-	-
- public equity raising	-	-	20,022,370	4,004,474
- rights issue	-	-	5,694,211	1,138,842
- convertible notes converted	-	-	5,175,700	1,045,848
- options exercised	-	-	196,750	42,585
- purchase of assets of Pancell New Zealand Ltd	-	-	625,000	231,250
Transaction costs in capital raising	-	(278,908)	-	(593,921)
Total	**118,639,933**	**24,685,152**	**92,840,681**	**19,536,575**

20 Share capital and reserves

(a) Total equity

	Consolidated		Parent	
	2006	2005	2006	2005
	$	$	$	$
Share capital				
Share capital - Ordinary	**24,685,152**	19,536,574	**24,685,152**	19,536,575
Total	**24,685,152**	19,536,574	**24,685,152**	19,536,575
Reserves				
Foreign currency translation reserve	**27,388**	-	-	-
Option Reserve	**549,474**	329,344	**549,474**	329,344
Convertible instruments reserve	**24,936**	-	**24,936**	-
Total	**601,798**	329,344	**574,410**	329,344
Distributable reserve				
Opening balance	**(16,730,364)**	(10,303,708)	**(18,066,864)**	(9,779,772)
Translation adjustment	**6,635**	-	**(2,107)**	-
Transfers out	-	-	**(74,177)**	-
Net income/loss for the period	**(6,819,611)**	(6,426,653)	**(6,640,391)**	(8,287,092)
Total	**(23,543,340)**	(16,730,361)	**(24,783,539)**	(18,066,864)
Total Equity	**1,743,610**	3,135,557	**476,023**	1,799,055

(b) Distributable Reserve Transfer Out

The above movement in the Parent's Distributable Reserve in 2006, amounting to $(74,177), relates to the transfer of the Pancell branch operation from the parent company to a wholly owned subsidiary, Pancell New Zealand Ltd.

21 Currency translation rates

	Currency	2006 AUD	2005 AUD
Year end rates used for the consolidated balance sheets, to translate the following currencies into Australian dollars (AUD) are:	USD	**1.37**	1.31
	NZD	**0.82**	0.91
Average rates of the year used for the consolidated income and cash flow statements, to translate the following currencies into AUD are:			
	USD	**1.34**	1.33
	NZD	**0.90**	0.93

22 Auditors' Remuneration

	Consolidated		Parent	
	2006 $	2005 $	2006 $	2005 $
Remuneration of the auditor of the parent entity for:				
- Auditing or reviewing the financial report	**74,548**	61,270	**64,973**	61,270

23 Cash Flow Information

(a) Reconciliation of Cash Flow from Operations with Profit after Income Tax

	Consolidated		Parent	
	2006	2005	2006	2005
	$	$	$	$
Net income/loss for the period	**(6,819,611)**	(6,426,653)	**(6,640,391)**	(8,287,092)
Cash flows excluded from profit attributable to operating activities				
Non-cash flows in profit				
Depreciation	**188,344**	146,558	-	122
Net gain on disposal of property, plant and equipment	**1,633**	-	-	-
Decrement in value of non-current assets	-	(46,134)	-	7,223,197
Net foreign currency (gains)/losses	**221,894**	(47,644)	**73,272**	-
Share options expensed	**220,130**	329,344	**220,130**	329,344
Convertible note costs	**(88,998)**	-	**(88,998)**	-
changes in assets and liabilities, net of the effects of purchase and disposal of subsidiaries				
(Increase)/decrease in trade and term receivables	**41,587**	69,698	**42,213**	(7,851)
(Increase)/decrease in prepayments	**(2,264)**	(9,868)	**61**	(46)
(Increase)/decrease in inventories	**(16,180)**	13,765	-	-
Increase/(decrease) in trade payables and accruals	**(404,074)**	(102,074)	**(60,209)**	65,324
Increase/(decrease) in goods and services tax payable	**19,825**	(40,749)	-	-
Increase/(decrease) in goods and services tax receivable	-	-	-	1,655
Increase (decrease) in employee entitlements	**26,865**	18,826	-	-
	(6,610,849)	(6,094,931)	**(6,453,922)**	(675,347)

24 Controlled Entities

Name	Country of incorporation	Percentage Owned 2006	Percentage Owned 2005
Parent Entity:			
Living Cell Technologies Ltd	Australia		
Subsidiaries of parent entity:			
LCT Products Ltd	Australia	**100**	100
LCT Australia Pty Ltd	Australia	**100**	100
Living Cell Technologies New Zealand Ltd	New Zealand	**100**	100
Pancell New Zealand Ltd	New Zealand	**100**	100
LCT BioPharma Inc	USA	**100**	100
Fac8Cell Pty Ltd	Australia	**100**	100
DiaBCell Pty Ltd	Australia	**100**	100
NeurotrophinCell Pty Ltd	Australia	**100**	100

25 Related Party Disclosures

(a) Wholly-owned group transactions

(i) Loans

All loan balances between the companies in the group have been fully provided for and eliminated on consolidation.

(ii) Service Fee

LCT BioPharma Inc., Living Cell Technologies New Zealand Ltd and Pancell New Zealand Ltd charge LCT Products Pty Ltd a service fee based on direct costs incurred and an appropriate mark up. The financial affect of the service fee has been eliminated on consolidation.

Notes to the Financial Statements

For the Year Ended 30 June 2006

26 Segment Reporting

(a) Segment products and locations

The company operates one business segment of research and development and product development into living cell technologies. Geographically, the majority of the research and development was performed in New Zealand and the balance was performed in the USA. The corporate office is located in Australia.

(b) Geographical Segments

	New Zealand		USA		Australia		Eliminations		Consolidated	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	$	$	$	$	$	$	$	$	$	$
Revenue	$ 2,739,320	$ 2,677,409	$ 1,907,150	$ 1,647,319	$ 433,880	$ 207,457	$ (4,788,303)	$ (4,306,330)	$ 292,047	$ 225,855
Assets	$ 1,036,858	$ 1,020,243	$ 212,429	$ 322,958	$ 3,008,876	$ 2,608,903	$ -	$ -	4,258,163	3,952,104

c Accounting Policies

Segment revenues and expenses are those directly attributable to the segments. Segment assets include all assets used by a segment and consist *principally of cash, receivables, inventories, intangibles, and property, plant and equipment, net of allowances and accumulated depreciation and* amortisation. Segment liabilities consist principally of payables, employee benefits, accrued expenses, provisions and borrowings.

27 Financial Instruments

a Interest Rate Risk

The economic entity's exposure to interest rate risk, which is the risk that a financial instruments value will fluctuate as a result of changes in market interest rates and the effective weighted average interest rates on classes of financial assets and financial liabilities, is as follows:

	Floating Interest Rate		Maturing within 1 Year		Maturing 1 to 5 Years		Total	
	2006	2005	2006	2005	2006	2005	2006	2005
	$	$	$	$	$	$	$	$
Financial Assets:								
Cash and cash equivalents	2,956,379	2,648,491	-	-	-	-	2,956,379	2,648,491
Total Financial Assets	2,956,379	2,648,491	-	-	-	-	2,956,379	2,648,491
Financial Liabilities:								
Convertible Note	-	-	1,939,866	-	-	-	1,939,866	-
Lease liabilities	-	-	-	23,904	-	2,786	-	26,690
Total Financial Liabilities	-	-	1,939,866	23,904	-	2,786	1,939,866	26,690

28 Subsequent events

(a) Issuance of stock

In early July 2006, subsequent to the receipt of $680,992, 4,539,947 shares were issued.

The financial effect of the above event has not been recognised in the Statement of Financial Position as at 30 June 2006.

29 First-time Adoption of Australian Equivalents to International Financial Reporting Standards

(a) Economic Entity - Reconciliation of Equity (end of prior year) at 30 June 2005

	Note	Previous AGAAP as at 30 June 2005 $	Effect of Transition to Australian Equivalents to IFRS $	Australian Equivalents to IFRS at 30 June 2005 $
EQUITY				
Issued capital		19,536,574	-	19,536,574
Reserves		-	329,344	329,344
Retained earning		(16,401,020)	(329,344)	(16,730,364)
Parent interest		3,135,554	-	3,135,554
TOTAL EQUITY		**3,135,554**	-	**3,135,554**

(b) Parent Entity - Reconciliation of Equity (end of prior year) at 30 June 2005

	Note	Previous AGAAP as at 30 June 2005 $	Effect of Transition to Australian Equivalents to IFRS $	Australian Equivalents to IFRS at 30 June 2005 $
EQUITY				
Issued capital		19,536,575	-	19,536,575
Reserves		-	329,344	329,344
Retained earning		(17,737,520)	(329,344)	(18,066,864)
TOTAL EQUITY		**1,799,055**	-	**1,799,055**

Notes to the Financial Statements

For the Year Ended 30 June 2006

29 First-time Adoption of Australian Equivalents to International Financial Reporting Standards continued

(c) Economic Entity Reconciliation of Profit or Loss for

	Note	Previous AGAAP $	Effect of Transition to Australian Equivalents to IFRS $	Australian Equivalents to IFRS $
Employee benefits expense		(2,943,666)	(329,344)	(3,273,010)
Other expenses from ordinary activities		(3,153,643)	-	(3,153,643)
Profit attributable to members of the parent entity		(6,097,309)	(329,344)	(6,426,653)

(d) Parent Entity Reconciliation of Profit or Loss for

	Note	Previous AGAAP $	Effect of Transition to Australian Equivalents to IFRS $	Australian Equivalents to IFRS $
Employee benefits expense		(196,662)	(329,344)	(526,006)
Other expenses from ordinary activities		(7,761,086)	-	(7,761,086)
Profit attributable to members of the parent entity		(7,957,748)	(329,344)	(8,287,092)

30 Company Details

(a) Registered office

The registered office of the company is:

Living Cell Technologies Limited
Level 5, NAB House
255 George Street
Sydney NSW 2001

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	LIVING CELL TECHNOLOGIES LTD
ABN	14 104 028 042

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN LAURIE HUNTER
Date of appointment	25 AUGUST 2006

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
NIL

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest. HUNTER CAPITAL INTERNATIONAL INC	**Number & class of Securities** 634,956 ORDINARY SHARES 713,464 A$0.205 5 YEAR WARRANTS (SUBJECT TO SHAREHOLDER APPROVAL) US $200,000 CONVERTIBLE NOTES NOTES EXERCISABLE INTO 1,564,800 ORDINARY SHARES AT A$0.175

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NA
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	LIVING CELL TECHNOLOGIES LTD
ABN	104 028 042

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	MICHAEL YATES
Date of last notice	22 NOVEMBER 2004
Date that director ceased to be director	25 AUGUST 2006

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities 1,033,301 ORDINARY SHARES (JOINT HOLDING WITH WIFE) 450,000 OPTIONS

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	Number & class of securities
NA	

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Living Cell Technologies Ltd
Suite 2.11 / 737 Burwood Rd
Hawthorn VIC 3122
ABN: 14 104 028 042

COMPANY ANNOUNCEMENT

LCT announces new Chairman and additional independent director

25 August 2006, Melbourne, Australia:

Living Cell Technologies Ltd (ASX:LCT) today announced it has accepted the resignation of Mr Michael Yates as Non-Executive Chairman and appointed Mr Simon O'Loughlin as Chairman and Mr Laurie Hunter as an additional independent director.

Mr Yates has advised the Company that he will today resign as Chairman and Director due to work commitments in the UK and his extensive travelling requirements.

Mr Yates has served LCT as Director and Chairman since April 2004 and was appointed Executive Chairman in November 2004. Since November 2005, he has held the position of Non-Executive Chairman.

Commenting on Mr Yates' decision to resign, LCT CEO Mr David Collinson said the LCT Board understood the reason for his resignation and thanked him for his significant contribution to the company.

"Mr Yates joined the Board of LCT in 2004 and has played an important role during a period which saw LCT list on the Australian Stock Exchange and undergo a substantial growth phase," said Mr Collinson.

Independent director Mr Simon O'Loughlin has been appointed as Chairman.

Mr O'Loughlin is currently Chairman of WCP Diversified Investments Ltd and a director of Petratherm Ltd and Aura Energy Ltd. Mr O'Loughlin has been a corporate and commercial solicitor for more than 25 years and has had many years of active involvement in the formation, structuring and listing of small to medium sized business enterprises.

"The appointment of Simon O'Loughlin to the role of Chairman will provide ongoing continuity and stability during this important growth period for the company," said Mr Collinson.

The LCT Board also confirmed the election of Mr Laurie Hunter as an independent director of the company. Mr Hunter is principal of Hunter Capital LLC. Now based in San Francisco, Hunter Capital provides corporate and financial services to emerging companies and Mr Hunter brings significant experience in these areas to the LCT Board.

"Laurie has substantial US financial and commercial experience and the directors welcome his expertise in assisting LCT with its US development strategy," Mr Collinson said.

Further information:	
David Collinson Chief Executive Officer Tel: +64 9 276 2690 Mobile: +61 402 716 984	Paris Brooke General Manager – Australia Tel: +61 3 9813 5501 Mobile: + 61 407 715 574

About Living Cell Technologies: www.lctglobal.com

Living Cell Technologies Ltd (ASX: LCT) develop live cell therapy products to treat life threatening human diseases. The ASX listed, vertically integrated company operates globally through offices in New Zealand, Australia and the United States. LCT focuses on developing treatments where healthy living cells are injected into patients to replace or repair damaged tissue, without requiring the use of toxic drugs to prevent rejection. The company's product portfolio focuses on treatments for people with Huntington's disease, insulin-dependent diabetes and haemophilia.

Living Cell Technologies Ltd
Suite 2.11 / 737 Burwood Rd
Hawthorn VIC 3122
ABN: 14 104 028 042

COMPANY ANNOUNCEMENT

LCT lodges application for clinical trial of its type 1 diabetes treatment

24 August 2006, Auckland, New Zealand:

Living Cell Technologies Ltd (ASX:LCT) today announced it has lodged an application with the New Zealand regulator MedSafe to conduct a Phase I/IIa clinical trial of its type 1 diabetes cell therapy product DiabeCell®.

DiabeCell® is a porcine pancreatic cell product for the treatment of insulin-dependent diabetes. The neo-natal pig cells produce insulin and help regulate blood glucose levels appropriate to the amount of glucose detected in the blood stream of the diabetic recipient.

"DiabeCell® is likely to offer significant benefits over existing treatment options for type 1 diabetics," said LCT Medical Director Professor Bob Elliott. "The ready availability of cells and no immuno-suppression makes this a very attractive treatment option."

Pre-clinical testing of DiabeCell® in animal models has shown no adverse effects with any dose or repeated transplants, extended survival of the islets, a significant reduction in insulin requirements, and insulin independence in some individual animals.

Recently LCT has shown evidence of long-term islet survival and function in a human patient ten years post-transplant of a prototype product.

Human islet cell transplantation as a treatment for diabetes is already conducted in several countries. It is of very limited use, as cadaver donors are scarce, toxic immune suppression is required and long-term success is minimal.

DiabeCell® may offer considerable advantages as there is no need for immuno-suppressive drugs, and the supply of cells from LCT's natural biocertified pig herds can be scaled up to meet market demand.

At the end of 2005, the New Zealand BioEthics Committee recommended that xenotransplantation be approved for use in New Zealand on a case by case basis.

After preliminary consultation with Medsafe NZ, LCT has submitted the application to conduct the clinical trial on eight long standing Type 1 (insulin-dependent) diabetics. The clinical trial is expected to be approximately 12 months in duration.

The trial will involve the simple injection of encapsulated islets into the peritoneal cavity of the diabetic patients. The procedure is minimally invasive and implantation takes approximately ten minutes to complete for each patient.

The recommendations from national and international guidelines on xenotransplantation studies have been adhered to in the clinical trial application, including relevant guidelines from the US FDA.

LCT plans to file an IND application with the US FDA for its NeurotrophinCell product, in line with its strategy to progress both lead products in clinical trials in 2007.

Further information: Images available upon request - pdeluca@lctglobal.com		
Prof Bob Elliott Medical Director Tel: +64 9 270 7943 Mob: +64 272 924 177	Paul Tan Managing Director - NZ Tel: +64 9 270 7941 Mobile: +61 402 716 984	Paris Brooke General Manager – LCT Tel: +61 3 9813 5501 Mobile: + 61 407 715 574

About Living Cell Technologies: www.lctglobal.com

Living Cell Technologies Ltd (ASX: LCT) develop live cell therapy products to treat life threatening human diseases. The ASX listed, vertically integrated company operates globally through offices in New Zealand, Australia and the United States. LCT focuses on developing treatments where healthy living cells are injected into patients to replace or repair damaged tissue, without requiring the use of toxic drugs to prevent rejection. The company's product portfolio focuses on treatments for people with Huntington's disease, insulin-dependent diabetes and haemophilia.

MedSafe: www.medsafe.govt.nz

Medsafe is the New Zealand Medicines and Medical Devices Safety Authority. It is a business unit of the Ministry of Health and is the authority responsible for the regulation of therapeutic products in New Zealand. In carrying out its functions, Medsafe is accountable to the Ministry of Health, and through the Ministry to the Minister of Health.

Background Information:

Scientific papers relating to DiabeCell® are available for download on the LCT website at www.lctglobal.com/diabecell.

The Living Cell

A quarterly newsletter from Living Cell Technologies August issue 2006



Chairman's letter

Dear Shareholder

The past quarter has seen LCT continue to make solid progress as we finalise the regulatory applications and move closer to the clinical trial phase of our product development. Looking forward, the management team has identified a number of upcoming milestones which will add value to the organisation in the coming months.

Filing the IND applications with MedSafe and FDA will add to the company's market valuation. LCT has secured the relevant IP, a reliable and safe cell source in the form of its pig herd and has the GMP manufacturing capability. It has the resources and capability to supply and deliver cell transplants and generate significant returns sooner rather than later.

Cell therapy implants usually require pivotal trial information on 50–60 patients. It may not be necessary to do large multi-centre trials involving a significant number of control patients. This clinical program means revenue returns within three years are not unrealistic.

The recently completed financing arrangement valued at AUD$2.8m represents a pleasing initial investment in the future of the company, involving institutional and retail investors in the US and Australia. The ability to gain funding from the US institutional sources is a positive sign as LCT shifts its focus to the US. The level of understanding about cell therapy and its potential to capitalise on major market opportunities in the US is a significant factor.

A little closer to home, it is also reassuring to receive another signal of support from the New Zealand Government in the form of the NZ$2.73 million (approx. A$2.32m) investment by the Foundation for Research, Science and Technology.

It is certainly a timely endorsement of the company and its technology. In the past quarter, preliminary discussions with representatives from the NZ regulator MedSafe were supportive of LCT submitting a clinical trial application for its DiabeCell product. The pre-clinical work is completed and the company is completing toxicity and manufacturing protocols as part of the application.

We again thank you the shareholders for your support of the company as we approach a pivotal time in the company's developments. The regulatory submissions are being prepared and the intention is to start the clinical program by the end of the year. There are exciting times ahead.

Mick Yates, Non-Executive Chairman

Investor highlights – in brief

7 July LCT raises $2.8m in fund transaction

Living Cell Technologies Ltd closed a AUD$2.8 million funding transaction with US and Australian institutional and retail investors. The financing consisted of $2 million in a convertible note at a price of $0.175 per share (taken up by US investors, including existing LCT shareholder Prospector Ltd) and a further $0.8 million in share capital, which was placed at $0.15 per share.

The financing arrangement represents an initial investment in the future of the company, involving institutional and retail investors in the US and Australia, in preparation for LCT's strategy to file with the SEC and to subsequently list in the US Securities Markets.

The funds will be used as working capital to bring LCT's DiabeCell and NeurotrophinCell products closer to clinical trials.

> "US institutional involvement demonstrates a level of understanding in the US of LCT's future prospects," said LCT Chief Executive Officer, Mr David Collinson. "The global cell therapy industry is already a billion dollar market and the overseas support is an endorsement of LCT's products as they approach the clinical trial phase."

26 April LCT awarded NZ$2.7m grant

LCT was awarded investment of NZ$2.73 million (approx. A$2.32m) from the Foundation for Research, Science and Technology in New Zealand to further build the company's cell production capability to meet clinical trial and market demands.

> "Continued significant support from the New Zealand Government ensures LCT can quickly develop its existing capabilities towards manufacturing clinical grade products," said LCT CEO David Collinson. ▶

Conferences & presentations

July 21

BioShares Thredbo Biotech Summit

Dr Paul Tan, NZ Managing Director of LCT, was an invited speaker at the conference and outlined the rationale for the company's business model. He has also been invited onto the NZ Ministry of Health Interim Expert Committee for Xenotransplantation.

May 25

New Zealand Association of Clinical Research

Prof Bob Elliott, LCT Medical Director, was invited to present as a keynote speaker at the New Zealand Association of Clinical Research Conference in Auckland.

LCT is keeping the NZ Health Research Council & Gene Technology Advisory Committee informed of recent evidence and information on the safety and efficacy of live cell therapy.

- The investment, which has been made through the Technology for Business Growth (TBG) scheme, is a significant endorsement of LCT's cell transplantation approach.

The investment in LCT, which is conditional on certain milestones being met, was confirmed after an intensive assessment process.

Scientific developments

July 5 LCT granted diabetes patent in the US

LCT has received a Notice of Allowance for a US patent relating to methods of preparing transplantable neo-natal porcine islets, for the treatment of diabetes.

The patent, titled Preparation and Xenotransplantation of Porcine Islets (US 09/857325, Confirmation No 3318), extends LCT's coverage in treating type 1 diabetic patients with its DiabeCell product. This is the third US patent issued to LCT in the treatment of diabetes.

The patents add to LCT's significant suite of 8 patent families covering broad claims across major jurisdictions. The DiabeCell patents are granted in the US, New Zealand and Australian jurisdictions and are still being prosecuted in Europe.

The patent is assigned to LCT's IP holding subsidiary DiabeCell Pty Ld. The patent will expire in 2022. A small fee will be paid to the United States Patent and Trademark Office by 6 September 2006 for the patent to be issued.

"It is a timely confirmation of the potential of our technology by the US Patent Office as we prepare to lodge our regulatory application for DiabeCell in the near future," said LCT CEO Mr Collinson. "The age and preparation of the cells are a crucial factor in obtaining the best possible therapeutic outcome for cell therapy treatments," said Mr Collinson.

June 26 NtCell Patent Application

LCT filed an international patent application (PCT) for a further therapeutic use of choroid plexus cells. The patent application follows initial research studies confirming the prevention of diabetes in NOD mice using choroid plexus cells.

The extension of the company's patent portfolio covers the use of choroid plexus cells in a variety of neuroprotective, autoimmune and therapeutic uses. Research work is continuing.

June 13 Journal – Neurobiology of Disease

Neurobiology of Disease published the results of a primate study completed by the US based LCT BioPharma team.

The study showed that the implants of alginate encapsulated porcine choroid plexus cells significantly diminish the degeneration of striatal neurons in neurodegenerative conditions such as Huntington's disease.

Based on this data, further study will evaluate the use of the encapsulated choroid plexus as an alternative graft source for cell-based delivery of growth factors and cell replacement therapy across a range of acute and chronic CNS diseases.

Development portfolio

Disease	Discovery	Preclinical	IND	Phase I/II	Pivotal	Market
Huntington's, Neurodegenerative diseases **NeurotrophinCell (NtCell)**				*Possible orphan drug & compassionate use status*		
Type 1 Diabetes **DiabeCell®**						
Haemophilia **Fac8Cell**						



Talking with a leader

Introducing Dr Steve Skinner, Living Cell Technologies

Dr Skinner holds a Bachelor of Science (honours) and has a PhD from the University of Southampton. He joined the company from AgResearch New Zealand and before that was in the Department of Paediatrics at Auckland University. He has spent several years in North America, at Harvard, Stanford and Toronto Universities and at Syntex Pharmaceuticals.

LCT's scientific team recently published a review article in the journal, Xenotransplantation, outlining the therapeutic properties of choroid plexus cells. We ask Dr Skinner about how this will affect the treatment of brain diseases in the future.

What does the accumulated evidence show about the therapeutic effect of CP cells?

The evidence shows that the choroid plexus cells make and release a variety of protein products that improve the health of brain cells, particularly neurons.

Which diseases are these choroid plexus cells effective in treating?

We have good evidence from animal models that choroid plexus effectively treats stroke and Huntington's disease. Results from our experiments on brain cells in culture suggest that other diseases, such as ALS (motor neuron disease) might also benefit.

Why is this treatment suitable for chronic brain diseases?

Chronic brain disease requires a long term treatment. Our experience with the choroid plexus cells is that they can survive in a rat brain for twelve months and perhaps longer. Sustained release of therapeutic molecules for this length of time is likely to provide a sustained treatment with minimal surgical intervention.

Is the microencapsulation an important element of this treatment?

The microencapsulation is critical. In earlier experiments we showed that unencapsulated cells only survive for a short period (less than a week). The capsule membranes prevent the choroid plexus cells from being attacked by the patient's immune system and also do not provoke a foreign body reaction. The membranes allow the passage of nutrients and oxygen to sustain the choroid plexus cells and also enable the therapeutic products released from the choroid plexus cells to pass through and into the patient's brain.

Australia
Paris Brooke, General Manager
LCT Australia Pty Ltd
Tel: +613 9813 5501
Fax: +613 9813 5502
pbrooke@lctglobal.com

Living Cell Technologies Ltd
Suite 2.11 / 737 Burwood Rd
Hawthorn VIC 3122
ABN: 14 104 028 042

Quarterly Cash Flow Report Period Ended 30 June 2006

ASX Announcement – 27 July 2006

Attached is the Appendix 4C – Quarterly Cash Flow Report – for Living Cell Technologies (ASX:LCT) for the quarter ended 30 June 2006.

The cash balance at the end of the quarter was $2,956,000, compared to $2,729,000 at the end of the quarter to 31 March 2006.

A financing deal completed in the past quarter, consisting of $1.5m USD of convertible capital, taken up by US investors, boosted cash reserves by $2.053 million. The company has received the first grant funds ($150,000 in total in the last quarter) under the recently awarded $2.7m NZD grant from the Foundation for Research, Science and Technology.

The cash flow results are in line with projections with the operating and investing cash flows for the three month period being $1,780,000 compared to $2,014,000 in the preceding three months. Expenditure conservation continued over the quarter, with resources channeled towards necessary development for the company's two lead products.

LCT continues to focus it activities on finalising its clinical trial applications for its NeurotrophinCell (NtCell) product for Huntington's disease and DiabeCell product for type 1 diabetes.

Preliminary discussions with representatives from the NZ regulator MedSafe were supportive of LCT submitting a clinical trial application for its DiabeCell product.

Product Development – Q2, 2006:

- LCT has filed a complete international patent application (PCT) for a further therapeutic use of choroid plexus cells in preventing diabetes after initial research studies using a NOD mouse model.
- The journal, *Neurobiology of Disease*, published the results of a primate study undertaken by LCT showing the alginate-encapsulated porcine choroid plexus cells significantly diminish the degeneration of brain cells in neurodegenerative conditions such as Huntington's disease.
- The journal, *Xenotransplantation,* published a review article from members of the LCT scientific team outlining the accumulated evidence that transplanted choroid plexus cells have therapeutic properties to treat acute and chronic brain disease and injury in animal models.

Outlook for 2006:

- Apply for clinical trials of the DiabeCell product to NZ regulator MedSafe.
- Submission of Investigational New Drug (IND) application for NeurotrophinCell.
- Further development of international pig production capabilities.

Further information:	
Richard Justice Chief Financial Officer Mobile: +64 27 222 3806 rjustice@lctglobal.com	Paris Brooke General Manager LCT Tel: +61 3 9813 5501 pbrooke@lctglobal.com

Living Cell Technologies Ltd
Suite 2.11 / 737 Burwood Rd
Hawthorn VIC 3122
ABN: 14 104 028 042

About Living Cell Technologies: www.lctglobal.com

Living Cell Technologies Ltd (ASX: LCT) is an ASX listed, vertically integrated cell therapy company, operating globally through offices in Australia, New Zealand and the United States. LCT focuses on the injection of healthy living cells to replace, repair, or regenerate diseased or damaged tissues, which does not require the use of toxic drugs to prevent rejection.

The company product portfolio focuses on treatments for Huntington's disease / stroke / CNS trauma, insulin dependent diabetes and haemophilia.

Scientific Article References:

Dwaine F. Emerich; Christopher G. Thanos, Moses Goddard, Stephen J.M. Skinner; Marilyn S Geaney, William J. Bell, Briannan Bintz, Pat Schneider, Er-Yun Chen, Cesario V. Borlongan, Kim Boekelheide, Susan Hall, Bronwyn Bryant, Jeffrey H. Kordower. (2006) Extensive neuroprotection by choroid plexus transplants in excitotoxin lesioned monkeys. *Neurobiology of Disease.* 2006 Jun 13

Stephen J.M. Skinner, Marilyn S. Geaney, Robert Rush, Mary-Louise Rogers, Dwaine F. Emerich, Christopher G. Thanos, Alfred V. Vasconcellos, Paul L.J. Tan and Robert B. Elliott. (2006) Choroid plexus transplants in the treatment of brain diseases. *Xenotransplantation.* 2006 Jul;13(4):284-8.

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001, 24/10/2005.

Name of entity

Living Cell Technologies Limited

ABN	Quarter ended ("current quarter")
14 104 028 042	30 June 2006

Consolidated statement of cash flows

Cash flows related to operating activities			Current quarter $A	Year to date (..12....months) $A
1.1	Receipts from customers		0	1,470
1.2	Payments for	(a) staff costs	(121,549)	(530,596)
		(b) advertising and marketing	(2,377)	(34,438)
		(c) research and development	(739,202)	(2,968,783)
		(d) leased assets	0	0
		(e) other working capital	(1,015,003)	(3,248,495)
1.3	Dividends received		0	382
1.4	Interest and other items of a similar nature received		16,258	103,331
1.5	Interest and other costs of finance paid		(960)	(1,186)
1.6	Income taxes paid		0	0
1.7	Other (Government Grants)		150,289	186,962
	Net operating cash flows		(1,712,544)	(6,491,353)

+ See chapter 19 for defined terms.

		Current quarter $A	Year to date (..12....months) $A
1.8	**Net operating cash flows (carried forward)**	**(1,712,544)**	**(6,491,353)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets	(67,047)	(292,487)
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.11	Loans to other entities		
1.12	Loans repaid by other entities		
1.13	Other (provide details if material)		
	Net investing cash flows	**(67,047)**	**(292,487)**
1.14	**Total operating and investing cash flows**	**(1,779,591)**	**(6,783,839)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	118,579	5,313,835
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings	2,053,800	2,053,800
1.18	Repayment of borrowings	(3,055)	(21,642)
1.19	Dividends paid		
1.20	Other (payment of share capital raising costs)	(162,601)	(254,257)
	Net financing cash flows	**2,006,723**	**7,091,736**
	Net increase (decrease) in cash held	**227,132**	**307,897**
1.21	Cash at beginning of quarter/year to date	2,729,256	2,648,491
1.22	Exchange rate adjustments to item 1.20		
1.23	**Cash at end of quarter**	**2,956,388**	**2,956,388**

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A
1.24	Aggregate amount of payments to the parties included in item 1.2	137,703
1.25	Aggregate amount of loans to the parties included in item 1.11	

1.26 Explanation necessary for an understanding of the transactions

New Zealand executive directors' salaries & fees (2) $70,117
US executive director's salary $56,750
Australian directors' fees (2) $23,750
UK chairman's fees $25,000

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A	Amount used $A
3.1	Loan facilities		
3.2	Credit standby arrangements		

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A	Previous quarter $A
4.1 Cash on hand and at bank	2,792,988	2,558,034
4.2 Deposits at call	163,400	171,220
4.3 Bank overdraft		
4.4 Other (provide details)		
Total: cash at end of quarter (item 1.23)	2,956,388	2,729,254

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity		
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /does not* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: Original Signed (Company secretary) Date: 27 July 2006

Print name: NJV Geddes

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

Living Cell Technologies Ltd
Suite 2.11 / 737 Burwood Rd
Hawthorn VIC 3122
ABN: 14 104 028 042

COMPANY ANNOUNCEMENT

LCT raises $2.8m in fund transaction

7 July 2006, Melbourne, Australia:

Living Cell Technologies Ltd (ASX:LCT) today announced the closing of a AUD$2.8 million funding transaction with US and Australian institutional and retail investors.

The financing consists of $2 million in a convertible note at a price of $0.175 per share (taken up by US investors, including existing LCT shareholder Prospector Ltd) and a further $0.8 million in share capital, which was placed at $0.15 per share.

The convertible note will attract 12% interest and is due to mature on or before November 2007, in preparation for LCT's strategy to file with the SEC and to subsequently list in the US Securities Markets.

The financing arrangement represents an initial investment in the future of the company, involving institutional and retail investors in the US and Australia.

All funds are expected to be received by 14 July 2006, at which time the shares will be allotted and issued.

The funds will be used as working capital to bring LCT's DiabeCell and NeurotrophinCell products closer to clinical trials. Pre-clinical work is completed and the company is completing toxicity and manufacturing protocols as part of the regulatory applications.

"US institutional involvement demonstrates a level of understanding in the US of LCT's future prospects. The global cell therapy industry is already a billion dollar market and the overseas support is an endorsement of LCT's products as they approach the clinical trial phase," said Mr Collinson.

On Friday 30th June, 2006, LCT filed the issuing of 652,333 ordinary shares to the NZ Child Health Research Foundation (552,333 shares at $0.15) and a sophisticated investor (100,000 at $0.22).

Once the funds are received, it will bring LCT's cash reserves to around $3.8million, in addition to funding available through recently announced grants.

The financing arrangement has taken up the maximum amount of shares available under ASX listing rule 7.1. The parcel of shares approved at the February General Meeting was not taken up due to current market valuations in the life sciences sector.

Further information:		
Richard Justice Chief Financial Officer Tel: +64 9 276 2690 Mob: +64 272 223 806	David Collinson Chief Executive Officer Tel: +64 9 276 2690 Mobile: +61 402 716 984	Paris Brooke General Manager – LCT Tel: +61 3 9813 5501 Mobile: + 61 407 715 574

About Living Cell Technologies: www.lctglobal.com

Living Cell Technologies Ltd (ASX: LCT) develop live cell therapy products to treat life threatening human diseases. The ASX listed, vertically integrated company operates globally through offices in New Zealand, Australia and the United States. LCT focuses on developing treatments where healthy living cells are injected into patients to replace or repair damaged tissue, without requiring the use of toxic drugs to prevent rejection. The company's product portfolio focuses on treatments for people with Huntington's disease, insulin-dependent diabetes and haemophilia.

Background Information:

ASX Listing Rule 7.1 provides that a company, must not, subject to specified exceptions, issue or agree to issue during any 12 month period any equity securities, or other securities with rights to conversion to equity (such as an option), if the number of those securities exceeds 15% of the number of securities in the same class on issue at the commencement of that 12 month period.

In accordance with Listing Rule 7.5, the following information is provided in relation to the placement:

(a) *The number of shares issued by the Company will depend on exchange rate at time of conversion of the convertible note (current total shares on issue being 117,720,933).*

(b) *The Shares will be issued at a price of $0.175 and $0.15 per share;*

(c) *Shares issued at $0.15 will be fully paid ordinary shares in the capital of the Company and rank equally in all respects with the Company's existing Shares on issue;*

(d) *The convertible note will be at $0.175, attracting 12% interest and set to mature on or before November 2007 and treated as term debt;*

(e) *The Shares will be issued to institutional, sophisticated and professional investors as determined by the Company and pursuant to offers that did not require the issue of a disclosure document. The Shares will not be issued to directors or other related parties;*

(f) *AUD$2.8m before costs will be raised upon final receipt of funds;*

(g) *The funds raised will be applied towards working capital needed to file clinical trial regulatory applications.*

Living Cell Technologies Ltd
Suite 2.11 / 737 Burwood Rd
Hawthorn VIC 3122
ABN: 14 104 028 042

Living Cell Technologies granted diabetes patent in the US

ASX Announcement – 5 July 2006

Living Cell Technologies (ASX:LCT) has received a Notice of Allowance for a US patent relating to methods of preparing transplantable neo-natal porcine islets, for the treatment of diabetes.

The patent, titled *Preparation and Xenotransplantation of Porcine Islets* (US 09/857325, Confirmation No 3318), extends LCT's coverage in treating type 1 diabetic patients with its DiabeCell product. The patent claims are to methods of preparing islets and the treatment of diabetes. Collectively these are broad patent claims for the treatment of diabetes using xenotransplantation (animal cell transplants).

This is the third US patent issued to LCT in the treatment of diabetes. The first two patents awarded to LCT covered porcine islet treatment and also the option to transplant porcine islets into diabetic patients without immunosuppression.

"It is a timely confirmation of the potential of our technology by the US Patent Office as we prepare to lodge our regulatory application for DiabeCell in the near future," said LCT CEO Mr Collinson.

"The age and preparation of the cells are a crucial factor in obtaining the best possible therapeutic outcome for cell therapy treatments," said Mr Collinson.

LCT is preparing to submit a regulatory application in the next quarter to New Zealand regulator MedSafe for clinical trials for its DiabeCell product for type 1 diabetes patients.

The patents add to LCT's significant suite of 8 patent families covering broad claims across major jurisdictions. The DiabeCell patents are granted in the US, New Zealand and Australian jurisdictions and are still being prosecuted in Europe.

The patent is assigned to LCT's IP holding subsidiary DiabeCell Pty Ld. The patent will expire in 2022. A small fee will be paid to the United States Patent and Trademark Office by 6 September 2006 for the patent to be issued.

Outlook for 2006:
- Application for clinical trials of the DiabeCell product to NZ regulator MedSafe.
- Submission of Investigational New Drug (IND) application to the FDA for NeurotrophinCell.
- Further development of international pig production capabilities.

Further information:	
Paul Tan LCT Managing Director - NZ Tel: +64 9 270 7941 ptan@lctglobal.com	Paris Brooke General Manager LCT Tel: +61 3 9813 5501 pbrooke@lctglobal.com

About Living Cell Technologies: www.lctglobal.com

Living Cell Technologies Ltd (ASX: LCT) is an ASX listed, vertically integrated cell therapy company, operating globally through offices in Australia, New Zealand and the United States. LCT focuses on the injection of healthy living cells to replace, repair, or regenerate diseased or damaged tissues, which does not require the use of toxic drugs to prevent rejection. The company product portfolio focuses on treatments for Huntington's disease / stroke / ALS, insulin dependent diabetes and haemophilia.

Pacific Tower
Suite 2.11
737 Burwood Rd
Hawthorn VIC 3122

Tel +613 9813 5501
Fax +613 9813 5502
ABN 14 104 028 042

Living Cell
Technologies Ltd

1 June 2006

Mr Justin Nelson
Manager, Issuers (Adelaide)
Australian Stock Exchange Limited
Level 1
89 King William Street
ADELAIDE SA 5000

Dear Mr Nelson

This letter is in response to your letter dated 31 May 2006 relating to the disclosure of Directors share trading in the form of an Appendix 3Y today and seeking an explanation as to the timing of this announcement.

The announcement was made to the ASX on 31 May 2006.
The delay in releasing this announcement was compounded by a clerical error in that the Settlement Date was inadvertently used in compiling the original Appendix 3Y and not the Trading Date.

The chronology surrounding this release is as follows:

17 May 2006
18 May 2006
19 May 2006
On-market share trades effected by Mr Collinson.

22 May 2006.
Mr Collinson communicated these share trades to the office of the Company Secretary.

23 May 2006.
Draft of the Appendix 3Y sent to Mr Collinson for confirmation.

30 May 2006.
Confirmation of changes provided during a telephone conference.

31 May 2006.
Announcement made to ASX.

The Company and its Directors are aware of the ASX Listing Rule 3.19A.2 and appreciate and support the timely public announcement of Directors dealing in securities.

This responsibility is taken seriously as evidenced by our historical compliance with this Rule. The Company has taken steps in our internal procedures to ensure future compliance is maintained.

Yours sincerely

NJV Geddes
Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	LIVING CELL TECHNOLOGIES LTD
ABN	104 028 042

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MR DAVID COLLINSON
Date of last notice	22 MAY 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	30,000 17 MAY 2006 61,610 18 MAY 2006 180 19 MAY 2006
No. of securities held prior to change	97,000 ORDINARY SHARES (HELD BY DAVID COLLINSON) 9,710,799 ORDINARY SHARES (HELD BY DAVID AND GRAEME COLLINSON) 60,494 ORDINARY SHARES (HELD BY DAVID COLLINSON, GRAEME COLLINSON AND ANNA NATHAN) 2,123,300 OPTIONS EXPIRING 30/06/2008 625,000 ORDINARY SHARES (HELD BY PANCELL LIMITED)
Class	ORDINARY SHARES
Number acquired	91,790

+ See chapter 19 for defined terms.

Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	91,610 @ $0.20 180 @ $0.22
No. of securities held after change	188,790 ORINARY SHARES (HELD BY DAVID COLLINSON) 9,710,799 ORDINARY SHARES (HELD BY DAVID AND GRAEME COLLINSON) 60,494 ORDINARY SHARES (HELD BY DAVID COLLINSON, GRAEME COLLINSON AND ANNA NATHAN) 2,123,300 OPTIONS EXPIRING 30/06/2008 625,000 ORDINARY SHARES (HELD BY PANCELL LIMITED)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ON MARKET PURCHASE

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	LIVING CELL TECHNOLOGIES LTD
ABN	104 028 042

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MR DAVID COLLINSON
Date of last notice	22 MAY 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	30,000 17 MAY 2006 61,610 18 MAY 2006 180 19 MAY 2006
No. of securities held prior to change	97,000 ORDINARY SHARES (HELD BY DAVID COLLINSON) 9,710,799 ORDINARY SHARES (HELD BY DAVID AND GRAEME COLLINSON) 60,494 ORDINARY SHARES (HELD BY DAVID COLLINSON, GRAEME COLLINSON AND ANNA NATHAN) 2,123,300 OPTIONS EXPIRING 30/06/2008 625,000 ORDINARY SHARES (HELD BY PANCELL LIMITED)
Class	ORDINARY SHARES
Number acquired	91,790

+ See chapter 19 for defined terms.

Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	91,610 @ $0.20 180 @ $0.22
No. of securities held after change	188,790 ORINARY SHARES (HELD BY DAVID COLLINSON) 9,710,799 ORDINARY SHARES (HELD BY DAVID AND GRAEME COLLINSON) 60,494 ORDINARY SHARES (HELD BY DAVID COLLINSON, GRAEME COLLINSON AND ANNA NATHAN) 2,123,300 OPTIONS EXPIRING 30/06/2008 625,000 ORDINARY SHARES (HELD BY PANCELL LIMITED)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ON MARKET PURCHASE

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	LIVING CELL TECHNOLOGIES LTD
ABN	104 028 042

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MR DAVID COLLINSON
Date of last notice	21 OCTOBER 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	9 MAY 2006 10 MAY 2006 12 MAY 2006
No. of securities held prior to change	20,000 ORINARY SHARES (HELD BY DAVID COLLINSON) 9,710,799 ORDINARY SHARES (HELD BY DAVID AND GRAEME COLLINSON) 60,494 ORDINARY SHARES (HELD BY DAVID COLLINSON, GRAEME COLLINSON AND ANNA NATHAN) 2,123,300 OPTIONS EXPIRING 31/08/2006 625,000 ORDINARY SHARES (HELD BY PANCELL LIMITED)
Class	ORDINARY SHARES

+ See chapter 19 for defined terms.

Number acquired	19,079 (9 MAY 2006) 4,250 (10 MAY 2006) 1,671 (12 MAY 2006)
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	25,000 @ $0.20
No. of securities held after change	45,000 ORINARY SHARES (HELD BY DAVID COLLINSON) 9,710,799 ORDINARY SHARES (HELD BY DAVID AND GRAEME COLLINSON) 60,494 ORDINARY SHARES (HELD BY DAVID COLLINSON, GRAEME COLLINSON AND ANNA NATHAN) 2,123,300 OPTIONS EXPIRING 31/08/2006 625,000 ORDINARY SHARES (HELD BY PANCELL LIMITED)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ON MARKET PURCHASE

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

+ See chapter 19 for defined terms.

The Living Cell

LCT

A quarterly newsletter from Living Cell Technologies — May Issue 2006

Chairman's Letter

Dear Shareholder

Diabetes is an epidemic. In New South Wales alone there has been a 300 per cent increase in the number of people with the disease in the past 10 years. Governments are now starting to take notice.

On 30 March, the Australian Federal Government announced funding of $30million over 4 years towards the development of an Islet Transplantation Program.

The funding is significant and a positive contribution by the Government to tackle the disease. However, the solution is not so simple.

In 2006 – approximately 50 patients will be transplanted with human islets under the program.

There are also 140,000 Australian type 1 diabetic sufferers. Yet only 204 donated organs become available per year (up to 3 pancreases are needed per islet cell transplant).

Additional future therapies, such as the use of animal cells, will help meet the large numbers of patients awaiting transplants.

LCT's DiabeCell therapy uses pig pancreatic islet cells, which are almost identical to human islets.

The treatment doesn't require the use of immunosuppression – which the current transplant program does.

A recent study in the journal Diabetes reviewed islet transplantation after 5 years using the Edmonton protocol, or human islet transplantation with the use of immunosuppression. The paper clearly states: "Complications of immunosuppressive therapy included mouth ulcers, diarrhea, anemia, and ovarian cysts ... after 5 years, only 10 per cent of patients remain off insulin treatment."

"The results still point to the need for further progress in the availability of transplantable islets... and reducing toxic immunosuppression."

LCT is in a significant market position based on this information.

The technology of islet transplantation is known to work through existing cases. The hurdles to access suitable cells and stop rejection of the tissues, have been overcome by LCT. The company is in a solid position amongst its competitors globally.

From an investment perspective, the market is ready for the introduction of a new therapy and the waiting lists are expanding. Support in the local market will assist the company get there faster.

LCT is excited by the opportunity to lead the way in developing an accessible, reliable and safe long-term treatment to combat this growing epidemic.

Ryan, E. et al. (2005) 'Five-year follow-up after clinical islet transplantation', Diabetes Vol 64, July 2005, pp 2060 – 2069.



Mick Yates,
Non-Executive Chairman

Investor Highlights – in Brief

16 February

Discussions with the NZ regulator

LCT representatives met with the New Zealand regulator MedSafe to discuss the resumption of the phase I clinical trial for its DiabeCell product. In 1996, the phase I study was suspended due to concerns over the potential for pig virus transfer.

Considerable evidence gathered since then suggests those concerns were unfounded.

"LCT has filed a letter of intent with MedSafe to apply for a resumption of the phase I trial," said LCT Managing Director NZ, Paul Tan. "Ongoing discussion with the regulatory authorities is a crucial element in determining the safety and performance criteria for our new products."

21 February

International journal publishes review of LCT's biocapsule

The international journal Biomaterials accepted a scientific paper reviewing the LCT's biocapsule technology. The work details the characterisation and purification of the alginate supply into a highly specialised method of encapsulation. The encapsulation process has been scaled for manufacture within LCT's accredited GMP (good manufacturing practice) facility. A new patent has been filed to protect the novelty of this alginate technology.

24 February

Charles Macek appointed to the Board



Mr Charles Macek was appointed to the Board as an independent director, effective 16 March 2006. He is currently Chairman of both the Financial Reporting Council (FRC) and Sustainable Investment Research Institute (SIRIS) and a director of Telstra Corporation Limited and Wesfarmers Limited.

"Mr Macek brings more than 30 years of experience in financial services in Australia, New Zealand, Japan, UK and the US to LCT," said LCT Chairman Mr Mick Yates. "The appointment is particularly significant as the company looks to further its international investment ties and market opportunities and progress our products into the clinic."

7 March

Collaboration with the Bionic Ear Institute

LCT's collaborative agreement with the Bionic Ear Institute seeks to improve the hearing outcomes for cochlear implant patients through rehabilitation of the auditory nerve. It combines the platform

technologies of LCT with world-leading expertise in models of deafness and cochlear implant technology.

LCT has the option to acquire an exclusive licence to commercialise the results of the collaboration.

The World Health Organisation estimates 250 million people currently suffer from a disabling hearing impairment and this collaboration will target the large markets for both existing and potential cochlear implant users.

16 March

LCT Year End Financial Report released

LCT released its year end financial results on March 16. The results showed the successful outcome to capital raisings during the period with $4,911,587 raised from both institutional and high net worth investors in Australia, New Zealand, Europe and the United States.

There was also significant investment and roadshow activity to institutional investors in the US and Europe which will lead to further capital raising in the subsequent financial period. Expanding the base of shareholders in the US is an important step as LCT moves closer towards the US market and product commercialisation.

Conferences & Presentations

BIO 2006

Meetings held with companies, investors and journalists.

Diabetes Vaccine Development Centre - Research Symposium 2006

Invited to outline LCT's DiabeCell progress to the international scientific advisory committee of DVDC.

Transplantation Society of Australia and New Zealand - 24th Annual Scientific Meeting

LCT presented updates on virology and diabetes program development.



Show Your Support for Cell Therapy

If you would like to receive a complimentary DVD or wristband promoting LCT's unique approach to cell therapy, please email Peter De Luca – **pdeluca@lctglobal.com** with your postal address.

The DVD animation will be made available to members of the investment and media sectors to assist in their understanding of the role cell therapy can play in treating human disease.

To raise awareness of LCT's cell therapy program at the international BIO 2006 conference, LCT has produced a series of colourful wristbands with the message "Cure Disease – Support Cell Therapy".

NZBIO - Biotech Without Borders

LCT's Managing Director was invited as a keynote speaker to present in the endocrinology session, as well as the investment forum.

Talking with a leader ...

Introducing Dr Olga Garkavenko, head of LCT's virology department and world leader in the area of pig viruses.

Dr Garkavenko holds a master of science MS (honours) in biochemistry from Kiev State University and has a PhD from the Ukrainian Academy of Science at the Institute of Oncology (Kiev, Ukraine).

How is LCT playing a lead role in the recent advancement of pig virus testing?

We are one of very few laboratories that have the whole range of tests recommended by the FDA from pig endogenous retrovirus (PERV) infectivity to all exogenous viruses of xeno interest.

Are there any new screening procedures in development at the moment?

We constantly develop new diagnostic and donor characterisation tests to comply with new research findings. The newest development is to identify pigs for selective breeding - pigs with blood group 0 and low PERV pro-viral copy number. These pigs will be favorable for xenotransplantation in terms of immune compatibility and the very low risk of infection.

How will patients be monitored after they receive pig tissue in the human clinical trial phase?

According to FDA recommendations, patients will be periodically tested for all pig viruses that are on the FDA list including PERV. This monitoring system includes a very strict system of record-keeping and clinical follow-up of patients.

What they said

"In the future there are all sorts of other possible therapies like this, for example using insulin-producing cells from animals or stem cells."

Professor Tom Kay, Director of St Vincent's Institute, referred to the potential use of other sources of cells for the treatment of diabetes at the launch of the National Islet Transplantation Program in Australia on March 30.

Development Portfolio

Disease Indication	Discovery	Preclinical	IND	Phase I/II	Pivotal	Market
Huntington's, Neurodegenerative diseases **NeurotrophinCell (NtCell)**	▓▓▓	▓▓▓	▓▓▓	*Possible orphan drug & compassionate use status*		
Type 1 Diabetes **DiabeCell®**	▓▓▓	▓▓▓	▓▓▓	*Submitted letter of intent to MedSafe to resume clinical trial*		
Haemophilia **Fac8Cell**	▓▓▓					

LCT
Australia
Paul Brooke
General Manager, LCT
Australia Pty Ltd
Tel: +613 9818 [illegible]
Fax: +613 9813 [illegible]
kpbrooke@lctglobal.com
www.lctglobal.com

Living Cell Technologies Ltd
Suite 2.11 / 737 Burwood Rd
Hawthorn VIC 3122
ABN: 14 104 028 042

Quarterly Cash Flow Report Period Ended 31 March 2005

ASX Announcement – 28 April 2006

Attached is the Appendix 4C – Quarterly Cash Flow Report – for Living Cell Technologies (ASX:LCT) for the quarter ended 31 March 2006.

The cash balance at the end of the quarter was $2.73m compared to $4.55 million at the end of the quarter to 31 December 2005.

The cash flow results are in line with projections based on increased research activity, with the operating and investing cash flows for the three month period being $2.01m compared to $1.45 in the preceding three months (up $0.56m). The increased expenditure was due to increased Research and Development activities ($0.82m compared to $0.45m in the previous quarter, up 0.37m) and other working capital expenditure ($1.0m compared to $0.79m, an increase of $0.21m)

The cash reserves outlined in this 4C report will be boosted when the current capital raising from US and European investors is completed. Expanding the base of shareholders in the US is an important step as LCT moves closer towards the US market and the start of its clinical trial program.

This raising is in addition to LCT being awarded a grant of NZ$2.7million by the Foundation for Research, Science and Technology. The intensively reviewed grant, announced earlier this week, is under the Technology for Business Growth scheme and will build the company's cell production capability to supply clinical grade products.

In the past quarter, LCT has continued investigations into additional applications of its NeurotrophinCell (NtCell) product. In addition to developing treatments for brain and nerve diseases, LCT has filed a PCT patent application for NtCell factors in enhancing the growth (and survival) of other cells including islets, skin fibroblasts and endothelial cells (the cells that line blood vessels).

The endothelial cells produce Factor VIII, the clotting factor haemophiliacs lack, and this work complements the pre-clinical work on LCT's Fac8Cell product.

LCT has also filed a new patent for the breeding of Auckland Island pigs with selected characteristics. LCT intends to continue improving its stock herd by breeding pigs with no infectious viruses and of selected blood types. LCT's existing pig herd is a highly suitable source of cells for use as human therapeutics.

As part of the breeding program, LCT has completed an additional pig barrier housing facility and is now stocking the facility to support upcoming clinical trial programs. A further full SPF disease free barrier facility is currently awaiting planning approval.

The company is finalising its IND application for NeurotrophinCell, following its pre-IND meeting with the US FDA.

Living Cell Technologies Ltd
Suite 2.11 / 737 Burwood Rd
Hawthorn VIC 3122
ABN: 14 104 028 042

Further information:	
Richard Justice Chief Financial Officer Mobile: +64 27 222 3806 rjustice@lctglobal.com	Paris Brooke General Manager LCT Tel: +61 3 9813 5501 pbrooke@lctglobal.com

About Living Cell Technologies: www.lctglobal.com

Living Cell Technologies Ltd (ASX: LCT) is an ASX listed, vertically integrated cell therapy company, operating globally through offices in Australia, New Zealand and the United States. LCT focuses on the injection of healthy living cells to replace, repair, or regenerate diseased or damaged tissues, which does not require the use of toxic drugs to prevent rejection.

The company product portfolio focuses on treatments for Huntington's disease / stroke / CNS trauma, insulin dependent diabetes and haemophilia.

Rule 4.7B

Appendix 4C

Quarterly report
for entities admitted
on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001, 24/10/2005.

Name of entity

Living Cell Technologies Limited

ABN	Quarter ended ("current quarter")
14 104 028 042	31 March 2006

Consolidated statement of cash flows

Cash flows related to operating activities			Current quarter $A	Year to date (...9... months) $A
1.1	Receipts from customers		0	38,143
1.2	Payments for	(a) staff costs	(137,332)	(409,047)
		(b) advertising and marketing	(18,871)	(32,061)
		(c) research and development	(824,489)	(2,229,581
		(d) leased assets	0	0
		(e) other working capital	(1,017,763)	(2,233,492)
1.3	Dividends received		306	382
1.4	Interest and other items of a similar nature received		30,799	87,073
1.5	Interest and other costs of finance paid		0	(226)
1.6	Income taxes paid		0	0
1.7	Other (provide details if material)		0	0
	Net operating cash flows		**(1,967,350)**	**(4,778,809)**

+ See chapter 19 for defined terms.

		Current quarter $A	Year to date (..6....months) $A
1.8	**Net operating cash flows (carried forward)**	**(1,967,350)**	**(4,778,809)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets	(47,003)	(225,440)
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.11	Loans to other entities		
1.12	Loans repaid by other entities		
1.13	Other (provide details if material)		
	Net investing cash flows	**(47,003)**	**(225,440)**
1.14	**Total operating and investing cash flows**	**(2,014,353)**	**(5,004,249)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	196,255	5,195,256
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings		
1.18	Repayment of borrowings	(407)	(18,587)
1.19	Dividends paid		
1.20	Other (payment of share capital raising costs)	(4,241)	(91,656)
	Net financing cash flows	**191,607**	**5,085,013**
	Net increase (decrease) in cash held	**1,822,746**	**80,764**
1.21	Cash at beginning of quarter/year to date	4,552,001	2,648,491
1.22	Exchange rate adjustments to item 1.20		
1.23	**Cash at end of quarter**	**2,729,255**	**2,729,255**

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A
1.24	Aggregate amount of payments to the parties included in item 1.2	386,627
1.25	Aggregate amount of loans to the parties included in item 1.11	

1.26 Explanation necessary for an understanding of the transactions

New Zealand directors' salaries & fees (2) $205,527
US director's salary $84,540
Australian directors' fees (2) $44,060
UK director's salaries & fees $52,500

There was a voluntary moratorium on payments to directors pending completion of the last round of equity raising. This was completed in the previous quarter and in the March quarter $171,110 was paid out, relating to prior quarters' salaries and fees, for amounts that had been accrued in the financial accounts. All payments to directors are now up to date.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A	Amount used $A
3.1	Loan facilities		
3.2	Credit standby arrangements		

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A	Previous quarter $A
4.1	Cash on hand and at bank	2,558,034	4,365,242
4.2	Deposits at call	171,220	186,760
4.3	Bank overdraft		
4.4	Other (provide details)		
	Total: cash at end of quarter (item 1.23)	2,729,254	4,552,002

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: Original Signed Date: 28 April 2006
(Company secretary)

Print name: N J V Geddes

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

Living Cell Technologies Limited
Suite 2.11 / 737 Burwood Rd
Hawthorn VIC 3122
ABN: 14 104 028 042

Living Cell Technologies awarded NZ$2.7m investment through the Foundation for Research, Science and Technology

Announcement – 26 April, 2006, Auckland, New Zealand and Melbourne, Australia:

Living Cell Technologies Limited (ASX:LCT) today announced that it has been awarded investment of NZ$2.73 million (approx. A$2.32m) from the Foundation for Research, Science and Technology to further build the company's cell production capability to meet clinical trial and market demands.

The investment, which has been made through the Technology for Business Growth (TBG) scheme, is a significant one for the Foundation and provides continued endorsement and support for LCT's developments in cell transplantation therapies.

"Continued significant support from the New Zealand Government ensures LCT can quickly develop its existing capabilities towards manufacturing clinical grade products," said LCT CEO David Collinson.

The investment in LCT, which is conditional on certain milestones being met, was confirmed after an intensive assessment process.

The funds will specifically assist LCT advance its manufacturing operations and build on existing cell bioprocessing expertise as it approaches the clinical trial phase. The investment underlines the value of the preclinical trial successes of LCT's lead products.

"The company has already demonstrated proof of principle in animal studies using both its diabetes product DiabeCell and Huntington's disease treatment NeurotrophinCell," said Dr Paul Tan, LCT Managing Director – New Zealand.

"LCT will be able to reach its immediate goal of beginning clinical trials for its lead products faster with the help of investment from the Foundation," said Dr Tan.

The Foundation's TBG scheme aims to assist high added-value, high-margin technology based products reach the market.

"This will help develop world class life science expertise in New Zealand and, in doing so, help create new, high paying jobs for scientists, said Mr Tom McLeod, a Business Manager with the Foundation. "It builds on New Zealand's competitive advantages in animal husbandry and agriculture and has the potential to lead to a new industry, using high health status pigs for medical therapeutics."

The investment from the Foundation will help LCT develop its unique technology in New Zealand and boost its production capabilities through the establishment of a new live cell manufacturing plant, delivering high margin export revenue.

"The company is a world leader in its field and, if the research programme is successful, it could deliver new treatments for a host of diseases and attract foreign investment into biotechnology in New Zealand," said Mr McLeod.

Cell therapy aims to replace damaged cells or organs. LCT's therapies utilise cells from a specialised medical-grade pig. The cells are protected from rejection by the patient's immune system, through LCT's unique cell coating (encapsulation) technology. No immunosuppression drugs are used in therapy. LCT will continue to develop its encapsulation technologies at its manufacturing plant in Auckland.

Contacts: Images and background information available upon request.

Dr Paul Tan Managing Director - NZ +64 9 276 2690	David Collinson CEO 0402 716 984	Peter De Luca Media +61 3 9813 5501	Tom McLeod Foundation for Research, Science and Technology +64 9 912 6734

About *Living Cell Technologies*: www.lctglobal.com

Living Cell Technologies Ltd (ASX: LCT) develops live cell therapy products to treat life threatening human diseases. The ASX listed, vertically integrated company operates globally through offices in Australia, New Zealand and the United States.

LCT focuses on cell transplants to replace damaged tissue, without requiring the use of anti-rejection drugs. The company's product portfolio focuses on treatments for people with Huntington's disease, insulin-dependent diabetes and haemophilia.

About *The Foundation for Research, Science and Technology*: www.frst.govt.nz

The Foundation for Research, Science and Technology (FRST) invests over $460 million a year on behalf of the New Zealand Government, in research, science and technology. These investments are made to enhance the wealth and well being of New Zealanders.

The Technology for Business Growth (TBG) scheme is part of the Technology New Zealand suite of investment schemes which target leading edge, applied research and experimental development that stretches businesses beyond their existing technical capability. TBGs provide up to 50 percent of eligible project costs.

Living Cell Technologies Limited
Suite 2.11 / 737 Burwood Rd
Hawthorn VIC 3122
ABN: 14 104 028 042

LCT appoints Charles Macek as independent Director to the Board

Announcement – 24 February, 2006, Melbourne, Australia:

Living Cell Technologies Limited (ASX:LCT) today announced the appointment of leading company director, Mr Charles Macek, as an independent Director to the Board, effective 16 March 2006.

LCT Chairman Mr Mick Yates said Mr Macek's addition to the Board was a particularly significant appointment for the company.

"Charles Macek's extensive experience and enormous credibility in the investment management and capital markets will further enhance LCT's strategic and commercial development as the company moves towards the clinic," said Mr Yates.

Mr Macek has more than 30 years experience in financial services, including insurance, stockbroking, investment management and investment banking in Australia, New Zealand, UK, US and Japan.

He is currently Chairman of the Financial Reporting Council (FRC), a Director of Wesfarmers Limited and Telstra Corporation Limited and Chairman of Sustainable Investment Research Institute (SIRIS).

Mr Macek was Managing Director of County Natwest Australia Investment Management Ltd (now INVESCO) from 1985 to 1995 and was chairman between 1995 and 2001. He was previously involved in the investment banking industry with Wardleys and Colonial Mutual.

"I'm looking forward to being involved at this exciting and critical time in LCT's development, as it further builds international investment ties and market opportunities," said Mr Macek.

Mr Yates also paid tribute to the contribution of outgoing director, Mr Roger Coats.

"Roger joined the company in December 2002 and provided the company with expertise in capital raising and structuring. His contribution to the company's listing on the ASX and subsequent progression has been highly valued."

Contact:

David Collinson Chief Executive Officer (NZ) +64 9 276 2690 +61 402 716 984	Paris Brooke General Manager (AUS) +61 3 9813 5501 +61 407 715 574

About Living Cell Technologies: www.lctglobal.com

Living Cell Technologies Ltd (ASX: LCT) develops live cell therapy products to treat life threatening human diseases. The ASX listed, vertically integrated company operates globally through offices in Australia, New Zealand and the United States. LCT focuses on cell transplants to replace damaged tissue, without requiring the use anti-rejection drugs. The company's product portfolio focuses on treatments for people with Huntington's disease, insulin-dependent diabetes and haemophilia.



LCT

living cell technologies

General Meeting

Cell transplants –
natural cells…without rejection.

February 2006


LCT
living cell technologies
www.lctglobal.com

General Meeting Special Business

Resolution 1

Issue of 33,333,333 fully paid ordinary shares to clients of Hunter Capital International

Resolution 2

Issue of 2,380,131 unlisted warrants to Hunter Capital International

Resolution 3

Issue of 14,769,283 ordinary shares in the capital of the Company

LCT
living cell technologies

Corporate Update

David Collinson, CEO



LCT living cell technologies

"…the ceiling on further development on transplantation really is the shortage of organs…

Xenotransplantation is the one [option] that is most proximate…

If you could just defeat the immune barrier, you're there, and that **would revolutionize the field**."

Dr T Starzl, awarded America's highest honor

– the Medal of Science, 14 Feb 2006.

living cell technologies

LCT in 2006



LCT IS revolutionizing this field

Transplants using...

Natural, primary cells,

Without rejection.

LCT living cell technologies

Why is LCT leading?

Cells for Transplant

- Own supply of medical-grade pig cells (few human cells available)
- Natural process (no GM, drugs)
- Decades of safety data

BioCapsule Delivery

- Not rejected by body (no anti-rejection drugs required)
- Easily injected to site of disease
- Can use different cell types (incl. stem cells)
- Long term storage


Protective
Encapsulation
Cells

LCT
living cell technologies

Program Update



NeurotrophinCell

Huntington's disease – IND preparation
Stroke
ALS – motor neuron disease
Hearing loss
CNS trauma

DiabeCell

Diabetes (type 1)

Fac8Cell

Haemophilia
MultiCell JV – stem cell program

Cell source
Capability expansion
Breeding program

living cell technologies

New Programs



Howard Florey Institute

World leaders in neuroscience

Cell therapy to treat ALS
(Amyotrophic lateral sclerosis)

Genetic model of Huntington's disease

These diseases currently have no cure.

living cell technologies

New Programs



Bionic Ear Institute

Developers of the cochlear implant

Treating hearing impairment (sensorineural hearing loss)

Rehabilitate the auditory nerve

250 million suffer a disabling hearing impairment (WHO)

living cell technologies

Regulatory Update



NeurotrophinCell
(Huntington's, stroke, ALS…)

- Positive meeting US FDA
- Open door for assistance
- Finalising toxicity & handling data
- On track for IND in 2006

DiabeCell
(diabetes)

- Positive meeting with NZ MedSafe
- Letter of intent for resumption phase 1

LCT
living cell technologies

Highlights – past quarter

Positive meeting with the US FDA

Positive meeting with MedSafe NZ Regulator

Awarded NZTE $480k grant

Awarded Cure Kids NZ $100k grant

Successfully raised $3m in placement

Accepted paper to international journal on biocapsule

Presentations –
- AusBiotech 2005 National Conference
- NZBio 2006 National Conference
- Huntington's Disease Symposium

living cell technologies

Building an International Team



- Appointment of **Charles Macek** as non-executive Director
- Expertise to add value to Board and global team
- International financial skills and experience
- More than 30 years experience investment sector
- Currently
  – Chairman, Financial Reporting Council
  - Director, Wesfarmers Ltd
  - Director, Telstra Corporation Ltd

living cell technologies

Pipeline to Market

Where to from here?

Disease	Discovery	Preclinical	IND	Ph I/II	Pivotal Studies
NeurotrophinCell *Huntington's*		**Orphan dug & compassionate use status***		2006	2007/08
DiabeCell ® *Type I diabetes*				2006/07	
Fac8Cell *Haemophilia*					
NtCell - *Stroke*					
NtCell – *ALS & hearing loss*					

living cell technologies

Financials
ASX: LCT



Capital Structure (m)	Jan 06		
Market capitalisation	$35 million		
Total fully paid ordinary shares	117m		
Share price	Listing	Current	High
	$0.18	$0.26	$0.62
Official listing date	September 2004		
Cash position	$4.55m (12/05),	Current raising	$8m
Holders	1209 – 1/3rd overseas		
Historical spend	$544k pm		


LCT
living cell technologies
www.lctglobal.com

The Year Ahead ...

FDA IND for phase I/II clinical trials – NtCell

MedSafe application for phase I - DiabeCell

Continue expansion pig production capabilities

Pre-clinical results for new disease applications

Further increase shareholder value
and opportunities for LCT.

LCT living cell technologies

Scientific Program Update

Prof Robert Elliott, Medical Director



- Ancient Egyptians believed that the centre of thinking lay in the heart, and this location did not change to the head until after medieval times.

- Thomas Moore in 1662 stated that thinking could not occur in the brain itself any more than in a suet pudding or a bucket of milk curd.

LCT

- The vital part was attributed to the fluid swirling around in the brain cavities called ventricles.

LCT

- Wrong again …

  … or is it ?

The choroid plexus makes the fluid


choroid plexus

LCT

And it can be removed



- And the cells that are the active ingredient purified and formed into little self-propelling clusters.

- These cells not only make the fluid but also a whole range of hormone-like molecules that are responsible for initiating protection, repair and renewal of brain cells.

LCT

- These cell clusters have been incorporated into capsules which make them invisible to the body’s foreigner rejection system, and the beneficial secretions used in a variety of degenerative brain diseases.



- The one we have selected initially is Huntington's Disease, a fatal inherited disorder for which there is no treatment.

LCT

- The brain degeneration in Huntington's usually leads to uncontrollable movements, and general brain deterioration starting in mid-life.

- A similar disease can be produced in animals by injecting a special toxin into a particular part of the brain.

- We have discovered that this can be stopped by transplanting the encapsulated choroid plexus cells into the same part of the brain.

Lesion volume



7
6
5
4
3
2
1
0
Sham
Empty Capsule
Porcine CP
Rat CP

- This has been done in rats and monkeys, and we plan to do the same in the human disease. We need regulatory approval to undertake these trials, and our meetings to date with the FDA – the world's default regulator – have been most encouraging, with clear cut support for the venture.

- We have some tidying up to do, and extending the animal model to a mouse that has a similar disease created by genetic engineering.

LCT

- The prestigious Howard Florey Institute in Melbourne has started this testing for us.

- Other brain diseases, are also being investigated as targets for this form of treatment.

Possibilities for the future

- Stroke (rat studies well in hand)
- ALS (Florey) (started)
- Spinal Trauma (Adelaide)
- Alzheimers (Sydney)
- Brain Trauma (Biopharma)
- Cochlear implants (Melbourne)
- Parkinsons?
- Temporal lobe epilepsy

LCT

- We will complete the FDA application for Huntington's this year and proceed with clinical trials in the USA.

- DiabeCell for the treatment of diabetes has been successfully employed in diabetic -

Mice ...



Blood Glucose (mmol/L)
35
30
25
20
15
10
5
0
Pre-Tx
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
Weeks Post Transplantation

Rats ...

Percentage of insulin dose after xenotransplantation
Encapsulated porcine islets into rats



% Insulin dose
100
90
80
70
60
50
40
30
20
10
0
Control n=13
3000IEQ n=7
6000IEQ n=6
12000IEQ n=6
18000IEQ n=6

Rabbits ....


Insulin dose Units
10
9
8
7
6
5
4
3
2
1
0
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31 32 33 34 35 36 37
Days postTx

Monkeys



16.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
BG (mmol/L) Insulin dose (units/day
Blood Glucose
Insulin
-1 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31 32 33 34 35 36 37
Weeks post Transplant

And even in humans …



- Again, we have had a preliminary meeting with the FDA, who were willing to accept the technology for trial if we can show more robust results in monkeys.
- Work on this will be completed this year.

LCT

- Fac8cell, the product developed for the treatment of haemophilia has been shown to work in principle in a mouse model, but more preclinical work is needed before it is ready for human clinical trials.

Summary

- We are now in countdown mode for clinical trials of NT cells in Huntington's.

- DiabeCell not for behind.

What impact on LCT of:

- Inhaled insulin
- Stem cell research

- Pfizer's Exubera is a powdered insulin that can be given in a metered dose.

- It will not replace insulin by injections, but may persuade some Type 2 diabetics who are reluctant to take a small dose at night to overcome their needle shyness.

- Inhaled insulin has been around since 1924. 22 years ago I took out world patents on a device which would allow accurate dosage.

- I abandoned these patents when it became clear there was no advantage over insulin by injection and the spectre of long term damage to the lungs.

- Embryonic stem cells as a source of new insulin producing cells have not progressed beyond demonstration that this is a possibility for the future.

- Time lines of 10-20 years before a usable product can be developed are optimistic in my view.

We have a workable technology

NOW

Corporate office - Australia
Pacific Tower
Suite 211/737 Burwood Road
Hawthorn VIC 3122
Tel: +61 3 9813 5501
Fax: +61 3 9813 5502
Email: pbrooke@lctglobal.com

www.lctglobal.com

2.11/737 Burwood Road
Hawthorn, VIC 3122
Tel +61(0)3 9813 5501
ABN 104 028 042

Living Cell
Technologies Ltd

Company Announcement

General Meeting Held on 24 February 2006

The result of the resolutions passed at the General Meeting of Living Cell Technologies Ltd held today is provided in accordance with Listing Rule 3.13.2 and section 251AA (2) of the Corporations Act.

In addition to proxies lodged there were directors and shareholders holding significant numbers of shares present at the General Meeting.

Resolution 1: Issue of Shares to clients of Hunter Capital International

"That for the purposes of Listing Rule 7.1 of the Listing Rules of the Australian Stock Exchange Limited and for all other purposes, the Company hereby approves and authorises the issue of 33,333,333 fully paid ordinary shares in the capital of the Company to clients of Hunter Capital International such shares to be on the terms set out in the Explanatory Memorandum."

This resolution was passed unanimously on a show of hands.

The total number of proxy results exercisable by all proxies validly appointed was 19,730,391 Instructions in respect of the proxies were:

FOR	AGAINST	ABSTAIN	UNDIRECTED
8,096,855	89,400	-	11,544,136

Resolution 2: Issue of Warrants to Hunter Capital International

"That for the purposes of Listing Rule 7.1 of the Listing Rules of the Australian Stock Exchange Limited and for all other purposes, the Company hereby approves and authorises the issue of 2,380,131 unlisted warrants to Hunter Capital International, on the terms and conditions set out in the Explanatory Memorandum accompanying this notice in payment of capital raising fees associated with the placement of shares referred to in Resolutions 1 and 3."

This resolution was passed unanimously on a show of hands.

The total number of proxy results exercisable by all proxies validly appointed was 19,730,391 Instructions in respect of the proxies were:

FOR	AGAINST	ABSTAIN	UNDIRECTED
8,096,855	89,400	-	11,544,136

LCT

Resolution 3): Approval of Share Issues

"That for the purposes of Listing Rule 7.4 of the Listing Rules of the Australian Stock Exchange Limited and for all other purposes, the Company hereby approves and authorises the issue of 14,769,283 ordinary shares in the capital of the Company to the persons named or identified in the Explanatory Memorandum and on the terms and conditions set out in the Explanatory Memorandum."

This resolution was passed unanimously on a show of hands.

The total number of proxy results exercisable by all proxies validly appointed was 19,730,391 Instructions in respect of the proxies were:

FOR	AGAINST	ABSTAIN	UNDIRECTED
8,096,855	89,400	-	11,544,136

Nick Geddes
Company Secretary

Living Cell Technologies Limited
Suite 2.11 / 737 Burwood Rd
Hawthorn VIC 3122
ABN: 14 104 028 042

LCT reports positive meetings with FDA and MedSafe - preparing for cell therapy trials

Announcement – 16 February, 2006, Melbourne, Australia:

Living Cell Technologies Limited (ASX:LCT) today reported it has held positive meetings with the US Food and Drug Administration (FDA) and New Zealand's MedSafe, regarding its NeurotrophinCell and DiabeCell products.

"The meetings have provided strong reassurance that xeno-based cell therapies have a clear and defined pathway to market," said LCT CEO, Mr David Collinson.

NeurotrophinCell:

Representatives from LCT attended the pre-IND meeting with members of the **National Institutes of Health (NIH)** and reviewers from **the Centre for Biologics Evaluation and Research** (CBER), the group within the FDA responsible for the evaluation of biologics, including cell and gene therapies.

"This is a very important step in completing the roadmap to satisfy regulatory requirements and moves the Company one step closer in its pursuit of an IND (Investigational New Drug) application for its cell therapy treatment for Huntington's disease," said Mr Collinson.

The meeting was based upon the submission of a pre-IND dossier for LCT's NeurotrophinCell program.

The FDA demonstrated their willingness to provide guidance and feedback throughout the process by providing a written response containing draft comments on LCT's pre-IND Meeting Information Package and Neurotrophin Cell development program prior to the meeting. This document enabled an efficient and productive meeting, indicating that LCT's product development strategy is on the right track.

LCT representatives took the opportunity to clarify the FDA's comments on the specialised medical-grade pig herd, the manufacturing of cell products, the pre-clinical data and clinical trial design and were pleased to see no objections with the program as presented in LCT's Pre-IND package. The FDA also extended the courtesy to LCT of ongoing involvement in the preparation of the IND.

LCT is pioneering new products in the xenotransplanation field and is pleased that the FDA has invited LCT to communicate directly with the FDA's various sections and experts prior to submitting the original IND application. Such involvement is indicative of the support demonstrated by the FDA and LCT will continue to engage the Agency on a regular basis to progress NeurotrophinCell to clinical trials.

"We are grateful to the CBER team for their constructive comments and assistance in defining the most appropriate strategy for the NeurotrophinCell product, and we look forward to further positive interaction with the FDA and the NIH as NeurotrophinCell progresses towards the clinic."

LCT's first targeted application of NtCell is Huntington's disease and the company is currently completing toxicity studies and characterising shipping and QA/QC procedures.

Targeting a continuation of DiabeCell phase 1 trial:

LCT representatives also met with the New Zealand regulator, MedSafe, in mid February to discuss the resumption of a phase 1 clinical trial for LCT's diabetes product, DiabeCell.

In 1996, a phase 1 study was suspended on the basis of the potential for pig virus transfer (PERV porcine endogenous retroviruses). Considerable recent evidence and monitoring now suggests that the concerns over PERV were unjustified.

In discussion with MedSafe, LCT has filed a letter of intent to apply for resumption of the phase I trial, potentially starting as early as 2006. Longevity studies to optimize and document the therapeutic duration of the product are continuing.

"LCT's cell therapies are pioneering development programs and therefore we believe collaboration between LCT and the regulatory authorities is critical in defining the safety and performance criteria for the therapies," said Mr Collinson.

LCT will hold a General Meeting in Sydney at the NSW Trade and Investment Centre on 24 February 2006 at 2.45pm, which will include a clinical program update.

Contacts:

Images and background information available upon request

Peter De Luca Media +61 3 9813 5501 +61 401 002 008 pdeluca@lctglobal.com	David Collinson Chief Executive Officer (NZ) +64 9 276 2690 +61 402 716 984 dcollinson@lctglobal.com	Paris Brooke General Manager (AUS) +61 3 9813 5501 +61 407 715 574 pbrooke@lctglobal.com

About Living Cell Technologies: www.lctglobal.com

Living Cell Technologies Ltd (ASX: LCT) develops live cell therapy products to treat life threatening human diseases. The ASX listed, vertically integrated company operates globally through offices in Australia, New Zealand and the United States.

LCT focuses on developing treatments where healthy living cells are injected into patients to replace or repair damaged tissue, without requiring the use of toxic drugs to prevent rejection. The company's product portfolio focuses on treatments for people with Huntington's disease, insulin-dependent diabetes and haemophilia.

Additional Information Brief

About NeurotrophinCell

NeurotrophinCell (NtCell) is LCT's injectable live cell product being developed for the treatment of patients with neurodegenerative diseases. NtCell is manufactured by LCT using natural porcine cells that are encased in a bio-polymer capsule developed from seaweed. The cells used are choroid plexus brain cells, which produce spinal cord fluid and a range of neurotrophins or growth factors, for the repair and function of the brain.

About DiabeCell

DiabeCell is a porcine pancreatic cell product for the treatment of type 1 diabetes. The cells produce insulin and help self-regulate blood glucose levels. The natural pancreatic islet cells are encapsulated in an alginate biocapsule and transplanted into the abdominal cavity, without the use of immunosuppression.

About the IND Process

An IND (Investigational New Drug) is an application to the US Food and Drug Administration (FDA) seeking approval to commence clinical trials in the US. Clinical trials cannot commence in the US until an IND is approved. The IND must contain information in three broad areas:

- *Manufacturing – assessed to ensure that the company can adequately produce and supply consistent batches of the drug.*
- *Animal pharmacology and toxicology – pre-clinical data to enable FDA evaluators to assess if the product is reasonably safe to administer to humans without undue risk. Also included is any previous experience with the drug in humans, eg trials conducted outside the US.*
- *Clinical protocols and Investigator information – assess whether the initial trials will expose subjects to unnecessary risks, suitability of proposed investigators and ethical issues*

ASIA PACIFIC

Milena Penca
Company Secretary

Phone:61 3 9616 3852
Fax: 61 3 9614 5298

9 February 2006

Australian Stock Exchange Limited
Company Announcements Office
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Notice of ceasing to be a substantial security holder

Please find attached a Notice of ceasing to be a substantial security holder for Living Cell Technologies Limited.

Yours faithfully

Milena Penca

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme	LIVING CELL TECHNOLOGIES LIMITED
ACN/ARSN	ACN 104 028 042

1. Details of substantial holder (1)

Name	AXA SA ("AXA"), AXA Asia Pacific Holdings Limited ("AXA APH") and various bodies corporate controlled by AXA and AXA APH listed in Schedule 1 (together, "**the AXA Group**") and certain other entities associated with AXA and AXA APH listed in Schedule 1.)
ACN/ARSN (if applicable)	069 123 011

The holder ceased to be a substantial holder on	03/02/2006
The previous notice was given to the company on	23/08/2005
The previous notice was dated	23/08/2005

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to changes (5)	Class (6) and number of securities affected (ordinary shares unless stated otherwise)	Person's votes affected
Jan 2006	The National Mutual Life Association of Australasia Limited	The change in the relevant interest occurred as a result of an increase in issued capital by the company	n/a		

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
[Not applicable.]	[Not applicable.]

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
See Parts A and B of Schedule 1 (column 1).	See Parts A and B of Schedule 1 (column 2).

Signature

print name Milena Penca

capacity Company Secretary, AXA Asia Pacific Holdings Limited

sign here [signature]

date 9/2/06

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 4 of the form.

(2) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(3) See the definition of "associate" in section 9 of the Corporations Act 2001.

(4) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(5) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(6) The voting shares of a company constitute one class unless divided into separate classes.

(7) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

SCHEDULE 1 - HOLDERS OF A RELEVANT INTEREST AND ASSOCIATES

Note: All information provided in this schedule is based on the information available to AXA APH at the time of filing this notice.

PART A - PERSONS WITH A RELEVANT INTEREST

Name	Address
Part A(i) - Responsible entities / trustees / managers of funds / delegates of managers [s 608(1)(b) and (c)]	
Various AXA Group entities which are responsible entities, trustees, managers of funds and delegates of	Not applicable
Alliance Capital Management Australia Limited	Level 29, 1 Farrer Place, Sydney, NSW 2000
The National Mutual Life Association of Australasia Limited	447 Collins Street, Melbourne VIC 3000
Part A(ii) - Persons with voting power greater than 20% in persons listed in Parts A(i) and (ii)	
Various AXA Group entities, including, as ultimate holding companies, those set out below	Not applicable
AXA SA	25 Avenue Matignon 75008 Paris France
AXA Asia Pacific Holdings Limited	447 Collins Street Melbourne, Victoria 3000
Part A(iii) - Other relevant interests	
[Not applicable.]	

PART B - ASSOCIATES OF PERSONS WITH A RELEVANT INTEREST

Name	Address
Part (B)(i) - AXA Group Companies [associates by virtue of s 12(2)(a) of CA]	
AXA SA	25 Avenue Matignon 75008 Paris France
Folio Nominees Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
National Mutual Funds Management (Global) Limited	447 Collins Street, Melbourne, Victoria 3000
AXA Asia Pacific Holdings Limited	447 Collins Street, Melbourne, Victoria 3000
The National Mutual Life Association of Australasia Ltd	447 Collins Street, Melbourne, Victoria 3000
Ipac Asset Management Ltd	447 Collins Street, Melbourne, Victoria 3000
Ipac Financial Care Ltd	447 Collins Street, Melbourne, Victoria 3000
Ipac Portfolio Management Ltd	447 Collins Street, Melbourne, Victoria 3000
Ipac Financial Services Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Ipac Group Services Pty Ltd	447 Collins Street, Melbourne, Victoria 3000

Name	Address
David Bird Financial Services Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Lidomein Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Walker Lawrence & Associates Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Strategic Planning Partners Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Albert & Will Financial Planning Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Financial Resources Group Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Clientcare Australia (Investments) Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
TM Securities Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Monere	447 Collins Street, Melbourne, Victoria 3000
Armitage Investment Services Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Armitage Group Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Sterling Grace Portfolio Management Group Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
SG Holdings Ltd	447 Collins Street, Melbourne, Victoria 3000
Alliance Capital Management Corporation of Delaware	1345 Avenue of the Americas, NYC 10105
AXA Equitable Life Insurance Company	1290 Avenue of the Americas, NYC 10105
AXA Financial, Inc.	1290 Avenue of the Americas, NYC 10105
NMMT Limited	447 Collins Street, Melbourne, Victoria 3000
National Mutual Funds Management NZ Limited	Level 6, 80 The Terrace, Wellington
A.C.M.C. Inc	1345 Avenue of the America, NYC 10105
Neuville Company Inc	C/-447 Collins Street, Melbourne, Victoria 3000
Spicers Portfolio Management Ltd	Level 6, 80 The Terrace, Wellington
Assure New Zealand Ltd	Level 6, 80 The Terrace, Wellington
Arcus Investment Management Ltd	Level 6, 80 The Terrace, Wellington
Client Portfolio Administration Ltd	Level 6, 80 The Terrace, Wellington
Sterling Portfolio Management Ltd	Level 6, 80 The Terrace, Wellington
Client Reserve Ltd	Level 6, 80 The Terrace, Wellington
Mortgage Backed Bonds Limited	Level 6, 80 The Terrace, Wellington
In addition to the entities referred to above, each other entity in AXA's global corporate group which is ultimately controlled by AXA is an associate of a person whose relevant interest changed.	

Name	Address
Part B(ii) - Other associates	
Not applicable	

The Living Cell

LCT

A quarterly newsletter from Living Cell Technologies | February issue 2005

Chairman's Letter

Dear Shareholder

2006 will be a major milestone in the development of LCT. The company moves into the year with a good financial position, excellent portfolio of programs, and the knowledge that its lead product, NeurotrophinCell, is in a positive position to begin human clinical trials.

At a time when organ donation rates are severely low, LCT's pig cell transplant therapies are offering a viable and valuable alternative for people suffering life threatening diseases.

This exciting future for cell-based therapies is seeing a growth in support by government and investors. The New Zealand Government is providing major grant assistance for developing LCT's product development capabilities. Similarly, the recent NZ Bioethics Council review and LCT's positive meeting with the US FDA and representatives of the US National Insitutes of Health (NIH) are encouraging signs of support from the US regulators for the future of xenotransplantation.

As global pharmaceutical companies continue to target their development plans, at the expense of orphan drugs - it has never been so crucial for biotechnology companies to be truly independent. LCT has been driven with this in mind and its fully integrated model allowing research and development through to in-house manufacturing will put the company at a serious competitive advantage.

The General Meeting on 24 February to obtain shareholder approval for an additional placement to US and European investors is critical for LCT to pursue its business development and clinical milestones as aggressively as possible.

Our awareness program will also take a leap forward this year, through greater interaction with clinicians and doctors. As part of this development we are a partner in Brain Awareness Week (13-19 March), as well as an exhibitor at the world's biggest biotechnology conference, Bio2006, in Chicago in April. With heightened TV, radio and print coverage since the AGM in November, the outlook for LCT remains very positive.

As our lead products progress rapidly towards clinical trials, we are also pleased to be furthering our portfolio through collaborations with leading medical institutes in Australia. LCT is delighted to be working with the Integrative Neuroscience Facility at the Howard Florey Institute, and the Bionic Ear Institute on a number of exciting programs.

I look forward to updating you as more exciting developments unfold throughout the year.

Mick Yates,
Non-Executive Chairman



Investor Highlights – in Brief

In the past quarter, LCT has announced several promising developments to the Australian Stock Exchange, and presented some of these at major conferences:

16 November
Annual General Meeting

At the LCT Annual General Meeting in Sydney, LCT's directors outlined the company's progress in 2005. LCT CEO Mr David Collinson said the company had achieved important milestones and was now looking to advance its lead products towards the human clinical trial phase. The AGM was also told that the joint venture with US stem cell company MultiCell Technologies would give LCT valuable access to the global stem cell therapy market as well as being a further validation of the company's proprietary encapsulation technology.

9 December
Meeting with the FDA

LCT met with the US Food and Drug Administration (FDA) to discuss the pre-clinical data, research data, manufacturing and clinical trial strategy for its first cell therapy product, NeurotrophinCell. Members of the National Institutes of Health (NIH) and reviewers from the Centre for Biologics Evaluation and Research (CBER), the group within the FDA responsible for the evaluation of biologics, including cell and gene therapies, were in attendance.

The discussion at the pre-IND meeting with the FDA is helping frame the product development and trial design before the Investigational New Drug (IND) design application is filed. Further details will be disclosed upon receipt of the meeting minutes.

21 December
NZTE Grant

New Zealand Trade & Enterprise (NZTE) announced it had awarded a NZ$480,000 grant to LCT to help the transition of the company's research efforts into manufacturing outcomes. It will assist LCT to progress the accreditation, regulatory and testing requirements towards manufacturing and clinical trials for the new therapies. With NZTE's support, LCT will continue to be at the forefront of a new biopharming industry, developing medical grade pigs and manufacturing live cell products in New Zealand rather than entirely overseas.

22 December
Cure Kids NZ Grant

Cure Kids New Zealand announced a NZ$100,000 grant for LCT to pursue its program of liver cell transplantation treatment for haemophilia. The project received scientific approval as well as funding and will allow LCT to carry out the necessary pre-clinical studies to bring the Fac8Cell product to consideration for a human trial. The implanted liver cells may also be applicable to other disorders that interfere with normal liver function.

11 January

LCT raises $3m in placement

LCT raised $3 million through a placement of ordinary shares to major new US and European investors at $0.205 per share. Working with Hunter Capital International Inc., this placement represented 14,269,283 million ordinary shares. An additional 500,000 shares were issued to an Australasian investor at A$0.22 per share. The funds raised will be used as working capital to further progress the company's NeurotrophinCell (NtCell) product towards phase I/II clinical trials.

31 January

Quarterly Cash Flow announced

LCT released its financial report for the quarter ended 31 December 2005. The cash flow results were in line with management's expectations and reflect a number of initiatives involved in the company's product development over the past year. The cash balance at the end of the calendar year to 31 December 2005 was $4,552,000, compared to $2,648,491 at the end of the financial year to 30 June 2005, a net increase of $1,903,509.

One step closer

Xenotransplantation research moved one step closer in New Zealand with the release of the Bioethics Council report titled, 'The Cultural, Spiritual and Ethical Aspects of Animal-to-Human Transplantation'. The report presented the final recommendations to the New Zealand Minister for Environment after a year of public consultation and ethical review. The Bioethics Council believes xenotransplantation should be approved for use in New Zealand. After widespread consultation, the council concluded that the procedure of transplanting animal cells into humans is acceptable and should be allowed on a case-by-case basis.

LCT welcomed the Council's recommendation for an appropriate regulatory and decision-making framework, as well as appropriate measures to ensure that all xenotransplantation research is conducted under these guidelines. NZ Environment Minister David Benson-Pope said he planned to discuss the findings with NZ Health Minister Pete Hodgson and that the xenotransplantation legislation was due to be reviewed by the end of 2006.

What they said ...

"Over the next four years the New Zealand economy is expected to benefit by around NZ$300 million as a result of LCT's advancements."

Mr Chris Boalch, Biotechnology Sector Director, NZTE

"I would hope that as more information becomes available to people that fears that people do have will be allayed."

Crystal Beavis, submission on behalf of Diabetes Youth New Zealand

"In principle, we are not opposed to it".

Mr John Kleinsman, Researcher, Catholic Bioethics Centre

"It could make a significant contribution to the treatment of conditions such as heart disease and kidney failure. With the number of human tissue, cellular and organ donors falling well short of demand, xenotransplantation presents a strong possible alternative."

BioEthics Council Report

Conferences & Presentations

LCT General Manager, Ms Paris Brooke, presented the keynote speech at the BioMelbourne Network CEO Forum Series luncheon in conjunction with Mr Ray Wood, Managing Director of Cell Therapies. Ms Brooke outlined the developments in the cell therapy industry, both in Australia and abroad, for the 35 CEO's and company directors in attendance.

below: Ray Wood, Paris Brooke and Paul Tan at the CEO Forum


Progre



above: Dr Steve Skinner

Huntington's Disease Research Symposium

The Huntington's Disease Research Symposium is held every year by the Australian Huntington's Disease Association (Victoria) and brings together researchers, clinicians, ethicists, carers and people with Huntington's disease. Three LCT members attended the symposium this year, to share information on new developments in the area.

"The symposium provided important links for LCT to join into the Huntington's community. Meeting with clinicians and patients is important for our trial design and product development," said Dr Paul Tan, Managing Director, LCT NZ.

LCT's senior scientist, Dr Steve Skinner, received positive feedback to his presentation on results and developments for LCT's NeurotrophinCell product. NeurotrophinCell is currently being prepared for approval to conduct clinical trials in Huntington's disease.

right: LCT Auckland Island pigs

Events

LCT has recently presented at:

BioMelbourne CEO Forum Series Lunch

Advances In Cell Therapy and the Future of Medicine

October 2005

AusBiotech 2005

Business Partnering & Investment Forum

November 2005

Huntington's Disease Research Symposium 2005

November 2005



Diary Date

LCT Special General Meeting

Friday 24 February 2006

2.45pm (AEST)

NSW Trade & Investment Centre

Country Embassy

Level 44

Grosvenor Place

225 George St

Sydney, New South Wales

LCT will hold a General Meeting on 24 February 2006 to obtain shareholder approval for the issue of shares in a further placement to US and European investors.



Investigating ALS

There are different types of motor neuron disease, but one of the most common is amyotrophic lateral sclerosis (ALS). The disease strikes in middle age and sufferers have an average life span of two to five years after diagnosis. Symptoms may include difficulty swallowing, limb weakness, slurred speech, facial weakness and muscle cramps. Scientists from the Howard Florey Institute (Florey) in Melbourne are undertaking research in an attempt to better understand this disease, which currently has no cure.

In a new partnership with LCT, the Integrative Neuroscience Facility (INF) is using Florey expertise in assessing potential new therapies. The INF undertakes specialised testing for brain disorder research and preclinical drug testing. Since 2004, the INF has provided behavioural and anatomical assessments of animal models of disease for scientists from the Florey, other institutes, and biotech companies.

The INF project for LCT will assess the efficacy of the company's cell-based technology in the treatment of ALS. The project is using a rat model that closely mimics the features of the human disease. This bench to bedside partnership builds on the efforts of both organisations in developing new treatments for brain disorders.

below: LCT Chairman Mr Mick Yates speaking at the LCT AGM in November




LCT
living cell technologies
LCT Desktop Calendar
The images throughout the calendar represent the cells used by Living Cell Technologies in the treatment of Huntington's disease, type 1 diabetes and haemophilia
Living Cell Technologies has put together an investor desktop calender for 2006.
If you would like to receive a complimentary calender, please email Peter De Luca -
pdeluca@lctglobal.com

Australia

New Zealand

United States of America

Living Cell Technologies Ltd
Suite 2.11 / 737 Burwood Rd
Hawthorn VIC 3122
ABN: 14 104 028 042

Quarterly Cash Flow Report Period Ended 31 December 2005

ASX Announcement - 31 January 2006

Attached is the Appendix 4C – Quarterly Cash Flow Report – for Living Cell Technologies (ASX:LCT) for the quarter ended 31 December 2005.

The cash balance at the end of the quarter was $4,552,000 compared to $3,261,703 at the end of the quarter to 30 September 2005.

A placement of ordinary shares during the quarter boosted cash reserves by $2,656,102 resulting in $4,999,005 in total cash proceeds from issuing shares during the present financial year.

The cash flow results are in line with projections with the operating and investing cash flows for the three month period being $1,348,511 compared to $1,641,390 in the preceding three months.

Whilst there was some reduction in overall spending, the level of research and development expenditure was maintained at comparable levels ($691,846 this quarter compared to $713,246 in the previous quarter) with the savings primarily resulting from general cost controls in other working capital spending, which reduced from $755,195 to $457,132.

LCT continues to focus activities on finalising its IND application for its NeurotrophinCell product for Huntington's disease. This is following a positive pre-IND meeting with representatives from the US Food and Drug Administration (FDA) and the US National Institutes of Health (NIH) late 2005. The details of this meeting with will be reported after receipt of the official minutes.

The past quarter has also seen LCT receive grant approvals from the New Zealand Trade & Enterprise and Cure Kids New Zealand, which will benefit the company's cash position in the future. The cash reserves outlined in this 4C report will be further boosted through a capital raising from US and European investors in February to propel the company towards its clinical trial program, subject to shareholder approval at the General Meeting on February 24.

<u>Outlook for 2006:</u>

- General Meeting on 24th February 2006 to obtain shareholder approval for the issue of shares in a placement to US and European investors.
- Submission of Investigational New Drug (IND) application for clinical trials.
- Initiate Huntington's disease clinical trial program.
- Development of pig production capabilities.

Further Information:	
Richard Justice Chief Financial Officer Mobile: +64 27 222 3806 rjustice@lctglobal.com	Paris Brooke General Manager LCT Tel: +61 3 9813 5501 pbrooke@lctglobal.com

Living Cell Technologies Ltd
Suite 2.11 / 737 Burwood Rd
Hawthorn VIC 3122
ABN: 14 104 028 042

About Living Cell Technologies: www.lctglobal.com

Living Cell Technologies Ltd (ASX: LCT) is an ASX listed, vertically integrated cell therapy company, operating globally through offices in Australia, New Zealand and the United States. LCT focuses on the injection of healthy living cells to replace, repair, or regenerate diseased or damaged tissues, which does not require the use of toxic drugs to prevent rejection.

The company product portfolio focuses on treatments for Huntington's disease / stroke / CNS trauma, insulin dependent diabetes and haemophilia.

Rule 4.7B

Appendix 4C

Quarterly report
for entities admitted
on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001, 24/10/2005.

Name of entity

Living Cell Technologies Limited

ABN

14 104 028 042

Quarter ended ("current quarter")

31 December 2005

Consolidated statement of cash flows

Cash flows related to operating activities			Current quarter $A	Year to date (...6....months) $A
1.1	Receipts from customers		1,167	35,805
1.2	Payments for	(a) staff costs	(130,304)	(271,715)
		(b) advertising and marketing	(8,272)	(13,190)
		(c) research and development	(691,846)	(1,405,092
		(d) leased assets	0	0
		(e) other working capital	(457,132)	(1,212,327)
1.3	Dividends received		0	75
1.4	Interest and other items of a similar nature received		25,858	56,274
1.5	Interest and other costs of finance paid		(226)	(226)
1.6	Income taxes paid		0	0
1.7	Other (provide details if material)		0	0
	Net operating cash flows		**(1,260,755)**	**(2,810,396)**

+ See chapter 19 for defined terms.

		Current quarter $A	Year to date (..6....months) $A
1.8	**Net operating cash flows (carried forward)**	**(1,260,755)**	**(2,810,396)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets	(87,756)	(179,505)
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.11	Loans to other entities		
1.12	Loans repaid by other entities		
1.13	Other (provide details if material)		
	Net investing cash flows	**(87,756)**	**(176,505)**
1.14	**Total operating and investing cash flows**	**(1,348,511)**	**(2,989,901)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	2,656,102	4,999,005
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings		
1.18	Repayment of borrowings	(3,928)	(18,180)
1.19	Dividends paid		
1.20	Other (payment of share capital raising costs)	(13,366)	(87,415)
	Net financing cash flows	**2,638,808**	**4,893,410**
	Net increase (decrease) in cash held	**1,290,297**	**1,903,509**
1.21	Cash at beginning of quarter/year to date	3,261,703	2,648,491
1.22	Exchange rate adjustments to item 1.20		
1.23	**Cash at end of quarter**	**4,552,000**	**4,552,000**

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A
1.24	Aggregate amount of payments to the parties included in item 1.2	153,828
1.25	Aggregate amount of loans to the parties included in item 1.11	

1.26 Explanation necessary for an understanding of the transactions

New Zealand directors (2) salaries & fees $48,553
US directors salary (1) $84,030
Australian directors fees (2) $12,179
UK directors salaries & fees (1) $9,066

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A	Amount used $A
3.1	Loan facilities		
3.2	Credit standby arrangements		

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A	Previous quarter $A
4.1	Cash on hand and at bank	4,365,241	3,079,763
4.2	Deposits at call	186,760	181,940
4.3	Bank overdraft		
4.4	Other (provide details)		
	Total: cash at end of quarter (item 1.23)	4,552,000	3,261,703

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /does not* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: ....Original Signed.................................. Date: 31 January 2006
(Company secretary)

Print name: NJV Geddes

Notes

+ See chapter 19 for defined terms.

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

Living Cell Technologies Limited
Suite 2.11 / 737 Burwood Rd
Hawthorn VIC 3122
ABN: 14 104 028 042

LCT set to raise additional US and European capital

Announcement – 23 January 2006, Melbourne, Australia:

Following continued strong interest from US and European Institutional investors in its recent placement, Living Cell Technologies Ltd (ASX:LCT) will hold a General Meeting on 24th February 2006 to obtain shareholder approval for the issue of shares in a further placement to US and European investors.

Shareholder approval will be for the issue of 33,333,333 fully paid ordinary shares in the capital of LCT to clients of US and European investment advisory firms.

The Directors will be working with investors at the highest price achievable for the share placement with a minimum issue price of A$0.24 per share, depending on market conditions as set out in the released Explanatory Memorandum.

LCT is raising the funds as working capital to support the company through phase I/II clinical trials for its NeurotrophinCell (NtCell) product, with the trials expected to begin in 2006.

The share placement will give the company a good foundation of international shareholders with the introduction of US institutional and European investors and set the basis for strong growth in 2006. This will allow LCT's management to focus on the Company's growth and the associated business development and clinical milestones.

In addition, shareholders will be asked to approve an issue of warrants to Hunter Capital International Inc, which assisted in these placements for a total of 2,380,131 warrants (equal to 5% of the new shares issued) in the two separate tranches. Announcement of the initial placement to US and European investors of 15,000,000 shares, raising A$3million, was made on 11 January 2006.

LCT develops and manufactures cell transplants focusing on neurodegenerative diseases and diabetes. Its first product NtCell has the potential to treat a range of diseases. The first regulatory target will be Huntington's disease, which has the potential for both orphan drug and compassionate use status.

Notice of General Meeting
Friday, 24 February, 2.45pm (AET), followed by refreshments.
Country Embassy, NSW Trade and Investment Centre
Level 44, Grosvenor Place, 225 George Street, Sydney

Contact:

Company information	
Richard Justice Chief Financial Officer Tel: +64 9 276 2690 Mob: +64 27 222 3806 rjustice@lctglobal.com	David Collinson – CEO Paris Brooke - General Manager Tel: +61 3 9813 5501 Mobile: +61 402 716 984 (Mr Collinson) + 61 407 715 574 (Ms Brooke) pbrooke@lctglobal.com

About Living Cell Technologies : www.lctglobal.com

Living Cell Technologies Ltd (ASX: LCT) is an ASX listed, vertically integrated cell therapy company, operating globally through offices in Australia, New Zealand and the United States. LCT focuses on the implantation of healthy living cells to replace, repair, or regenerate diseased or damaged organs, which does not require the use of toxic drugs to prevent rejection.

The company product portfolio focuses on treatments for Huntington's disease / stroke / CNS trauma, type 1 diabetes and haemophilia.

LIVING CELL TECHNOLOGIES LIMITED
ACN 104 028 042

NOTICE OF GENERAL MEETING

The General Meeting of Living Cell Technologies Limited ACN 104 028 042 ("**Company**") will be held at 2.45pm Sydney time on Friday 24 February 2006 at the Country Embassy in the NSW Trade and Investment Centre, Level 44, Grosvenor Place, 225 George Street, Sydney, New South Wales, Australia.

The business to be considered at the General Meeting is set out below. The Notice of Meeting should be read in conjunction with the accompanying Explanatory Memorandum, which contains information in relation to each of the following resolutions.

SPECIAL BUSINESS

Resolution 1 – Issue of Shares to clients of Hunter Capital International

To consider and, if thought fit, pass the following as an **ordinary** resolution:

> *"That for the purposes of Listing Rule 7.1 of the Listing Rules of the Australian Stock Exchange Limited and for all other purposes, the Company hereby approves and authorises the issue of 33,333,333 fully paid ordinary shares in the capital of the Company to clients of Hunter Capital International such shares to be on the terms set out in the Explanatory Memorandum."*

Resolution 2 – Issue of Warrants to Hunter Capital International

To consider and, if thought fit, pass the following as an ordinary resolution:

> *"That for the purposes of Listing Rule 7.1 of the Listing Rules of the Australian Stock Exchange Limited and for all other purposes, the Company hereby approves and authorises the issue of 2,380,131 unlisted warrants to Hunter Capital International, on the terms and conditions set out in the Explanatory Memorandum accompanying this notice in payment of capital raising fees associated with the placement of shares referred to in Resolutions 1 and 3."*

Resolution 3 – Approval of Share Issues

To consider and, if thought fit, pass the following as an **ordinary** resolution:

> *"That for the purposes of Listing Rule 7.4 of the Listing Rules of the Australian Stock Exchange Limited and for all other purposes, the Company hereby approves and authorises the issue of 14,769,283 ordinary shares in the capital of the Company to the persons named or identified in the Explanatory Memorandum and on the terms and conditions set out in the Explanatory Memorandum."*

Voting Exclusion Statements:

Resolution 1

The Company will disregard any votes cast on Resolution 1 by any person who may participate in the proposed issue and any person who may obtain a benefit (except a benefit solely in the capacity of a holder of ordinary securities) and any associates of these persons.

Resolution 2

The Company will disregard any votes cast on Resolution 2 by Hunter Capital International and any person who may obtain a benefit (except a benefit solely in the capacity of a holder of ordinary securities) and any associate of Hunter Capital International.

Resolution 3

The Company will disregard any votes cast on Resolution 3 by any person named or identified in the Explanatory Memorandum as a person to whom shares the subject of Resolution 3 were issued and any associate of any one or more of any such persons.

Exception to Voting Exclusion Statements:

However, the Company need not disregard a vote if:

(a) it is cast by a person as proxy for a person who is entitled to vote in accordance with the directions on the proxy form; or

(b) it is cast by a person chairing the meeting as proxy for a person who is entitled to vote in accordance with the direction on the proxy form to vote as the proxy decides.

By order of the Board

Nicholas Geddes
Company Secretary
January 2006

Proxies

- Votes at the General Meeting may be given personally or by proxy, attorney or representative.
- A member entitled to attend and vote at the meeting has the right to appoint no more than two proxies.
- A member who is entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise.

- If the member appoints two proxies and the appointment does not specify the proportion or the number of the member's votes each proxy may exercise, each proxy may exercise one half of the member's votes. If the member appoints two proxies neither proxy may vote on a show of hands.

- A proxy need not to be a member of the Company.

- A proxy form must be signed by the member or his or her attorney who has not received any notice of revocation of the authority. Proxies given by corporations must be signed by two directors, a director and company secretary, or for a proprietary company that has a sole director who is also the sole company secretary, that director. A corporation may also sign under the hand of a duly authorised officer or attorney.

- The proxy form (and any Power of Attorney under which it is signed) must be received at the registered office of Living Cell Technologies Limited, c/- Australian Company Secretaries, L5, 255 George Street, Sydney, NSW, 2000 (GPO Box 4231, Sydney, NSW, 2001). Alternatively, the Form can be faxed to the Company on (02) 9252 2487. To be effective the Form must be received by the Company at the above address **not later than 48 hours before the commencement of the General Meeting** that is by 2.45 Sydney time on Wednesday 22 February 2005. Any proxy form received after that time will not be valid for the meeting.

PROXY FORM

LIVING CELL TECHNOLOGIES LIMITED

ACN 104 028 042

I/We..
(PLEASE PRINT NAME)

Of..
(ADDRESS)

being a member/members of Living Cell Technologies Limited

A Appoint ....
(PLEASE PRINT NAME)

or failing the person so named (or if no person is named) the **Chairman of the Meeting** ***[if appointing the Chairman see B below]*** as proxy to vote in accordance with the following directions (or if no directions have been given as the proxy or the Chairman sees fit) at the General Meeting of members of Living Cell Technologies Limited to be held on Friday 24 February 2006 commencing at 2.45pm and at any adjournment.

B Exercise of Proxy by Chairman

For undirected proxies, the Chairman intends to vote in favour of each resolution. If you do not wish to direct your proxy how to vote, please place a mark in the box. ☐

C Business

	For	Against	Abstain
Resolution 1 – Issue of Shares to clients of Hunter Capital International	☐	☐	☐
Resolution 2 – Issue of Warrants to Hunter Capital International	☐	☐	☐
Resolution 3 – Approval of Share Issues	☐	☐	☐

D If Appointing a Second Proxy

State here the percentage of your voting rights — [%]

Or

the number of shares applicable to this Form — [Number]

E Insert your daytime telephone number — (S T D)

F Signature(s) — [ ]

Signatures if Corporate Shareholder (See Note F)

Executed in accordance with section 127 of the Corporations Act

Director/Sole Director sign and print name

Director/Secretary sign and print name

Note: For your proxy to be entitled to vote your shares at the Meeting, the completed Proxy Form must be received by the Company not later than 48 hours prior to the Meeting.

LIVING CELL TECHNOLOGIES LIMITED

ACN 104 028 042

INSTRUCTION FOR COMPLETION OF PROXY FORM

Your vote is important. Please direct your proxy how to vote. For your proxy to be entitled to vote your shares at the Meeting, the Company must receive the completed Proxy Form not later than 48 hours prior to the Meeting. Any proxy received after this deadline will be treated as invalid.

A. Appoint
Insert here the name of the person you wish to appoint as proxy. Members cannot appoint themselves. If you submit a Proxy Form which does not name a person to act as your proxy, the Chairman of the Meeting will act as your proxy. You can vote your shares by proxy even if you plan to attend the Meeting.

B. Exercise of Proxy by Chairman
For undirected proxies, Chairman intends to vote in favour of each resolution. If you do not wish to direct your proxy how to vote, please place a mark in the box.

C. Business
If you wish to direct your proxy how to vote on any item, place a mark in the appropriate box. If a mark is placed in a box, your total shareholding will be voted in that manner. You may, if you wish, split your voting direction by inserting the number of shares you wish to vote in the appropriate box. The vote will be invalid if a mark is made against more than one box for a particular item or if the total shareholding shown in "For", "Against" and "Abstain" boxes is more than your total shareholding on the share register.

D. If Appointing a Second Proxy
A member is entitled to appoint up to two persons (whether members or not) to attend the Meeting as proxies and vote. If you wish to appoint two proxies please photocopy your proxy form or obtain another proxy form by calling the Company Secretary on (02) 9252 1933. Both Forms should be completed with the nominated percentage of your voting rights or number of shares on each Form. If you do not specify the nominated percentage of your voting rights or number of shares, each of the proxies may exercise half of the votes. Please return these Proxy Forms together.

E. Insert your daytime telephone number
This is required in case we need to contact you.

F. Signature(s)
This Form must be signed by the member. If the member is an Australian corporation, the Form must be executed in accordance with section 127 of the Corporations Act or by an attorney. If a person who is not the registered shareholder signs this Form then the relevant authority must either have been exhibited previously to the Company or be enclosed with this Form.

Further Important Information
Please return your completed Proxy Form to the Company Secretary c/- Australian Company Secretaries Pty Ltd, at Level 5, 255 George Street, Sydney, NSW, 2000 (GPO Box 4231, Sydney, NSW, 2001). Alternatively, your Form can be faxed to the Company on (02) 9252 2487. To be effective, the Form must be received by the Company at the above address not later than 48 hours prior to the Meeting. **If you require further information on how to complete the Proxy Form, telephone the Company Secretary on (02) 9252 1933.**

LIVING CELL TECHNOLOGIES LIMITED
ACN 104 028 042

EXPLANATORY MEMORANDUM

This Explanatory Memorandum has been prepared for the information of shareholders of Living Cell Technologies Limited ACN 104 028 042 ("**Company**") in connection with the business to be transacted at the General Meeting of shareholders of the Company to be held at 2.45pm Sydney time on Friday 24 February 2006 at the Country Embassy in the NSW Trade and Investment Centre, Level 44, Grosvenor Place, 225 George Street, Sydney, New South Wales, 2000, Australia.

The Directors recommend that shareholders read this Explanatory Memorandum in full before making any decision in relation to the resolutions.

Resolution 1 – Issue of Shares to clients of Hunter Capital International

In order to raise funds for on-going research and development and to meet working capital requirements, the Company is proposing to issue up to 33,333,333 new fully paid ordinary shares in the Company. The Company prepared an Offering Memorandum dated 21 December 2005 that was issued to prospective investors in the United States through the investment advisory firm, Hunter Capital International.

The Offering Memorandum proposes the issue of shares to investors in two separate tranches ("**Tranche 1**" and "**Tranche 2**"). Investors who have completed and returned to the Company Subscription Agreements have already been issued with 14,769,283 shares in the Company. Shareholder approval of this issue of Tranche 1 shares is sought as outlined in Resolution 3 below.

Subject to a number of exceptions, ASX Listing Rule 7.1 provides that a company must not issue equity securities without shareholder approval if that issue when added to other securities issued by the company in the previous 12 months will exceed 15% of the ordinary securities on issue at the commencement of the 12 month period.

Prior to issuing investors with Tranche 2 shares, the Company is seeking shareholder approval under Listing Rule 7.1 to enable the Company to issue more than 15% of its issued capital in a twelve month period. Accordingly, Resolution 1 seeks shareholder approval pursuant to Listing Rule 7.1 for the issue of 33,333,333 fully paid ordinary shares in the capital of the Company at a minimum issue price of $0.24 a share.

Shareholder approval to the proposed issue is also sought under Listing Rule 7.1 so that the Company will be free to make further issues of securities in the ensuing 12 month period up to the full 15% threshold.

The shares will be issued no later than 3 months after the date of this meeting.

Resolution 2 – Issue of Warrants to Hunter Capital International

Resolution 2 seeks approval under Listing Rule 7.1 of the proposed issue of warrants to Hunter Capital International in payment of the capital raising fee in connection with the placement of the shares.

Specifically, under the terms of the Offering Memorandum, the Company will pay a capital raising fee to Hunter Capital International consisting of a cash payment and

warrants to purchase ordinary shares in the Company equal to 5% of the number of shares issued under the placement. It is anticipated that a total number of 2,380,131 warrants will be issued to Hunter Capital International in consideration for placing shares in the Company. A total number of 713,464 warrants will be issued in connection with the placement of Tranche 1 shares and a further 1,666,667 warrants will be issued if the placement of the Tranche 2 shares subject to Resolution 3 being passed, proceeds.

The terms and conditions of the warrants are summarised in the Annexure to this Explanatory Memorandum. In particular, each warrant is an option to acquire an ordinary share in the Company. Each warrant is an option to acquire an ordinary share at an exercise price equal to the issue price per share, being $0.205 in respect of the Tranche 1 shares and a minimum issue price of $0.24 in respect of the Tranche 2 shares. Each share issued upon exercise of a warrant will rank equally in all respects with the Company's existing shares. Accordingly, 2,380,131 warrants represent options to acquire 2,380,131 ordinary shares in the Company.

As the warrants will be issued for no cash consideration, no funds will be raised from the issue. If the warrants are exercised, the proceeds from the exercise will be used to fund on-going research and development and to meet working capital requirements.

The warrants will be issued no later than 3 months after the date of this meeting.

Resolution 3 – Approval of Share Issues

Subject to a number of exceptions ASX Listing Rule 7.1 provides that a company must not issue equity securities without shareholder approval if that issue when added to other securities issued by the company in the previous 12 months will exceed 15% of the ordinary securities on issue at the commencement of the 12 month period.

An issue of securities made without approval under Listing Rule 7.1 is treated as having been made with approval for the purposes of Listing Rule 7.1 if the issue did not breach Listing Rule 7.1 and shareholders subsequently approve it under Listing Rule 7.4. During the period from the date which is 12 months prior to the date of this meeting and the date of this Notice of Meeting the company issued 14,769,283 ordinary shares in the capital of the company as follows:

Number of securities issued	Date of Issue	Price	Names of allottees or basis on which allottees were determined	Use of funds raised
14,269,283	11/01/06	$0.205 per share	Clients of Hunter Capital International	General working capital purposes
500,000	11/01/06	$0.22 per share	Hubbard Churcher Trust Management Ltd	General working capital purposes

All shares issued were ordinary shares and were issued as fully paid.

ANNEXURE

TERMS AND CONDITIONS OF WARRANTS TO BE ISSUED TO HUNTER CAPITAL INTERNATIONAL

1. Each warrant entitles the holder to subscribe for 1 ordinary share of the Company.

2. The warrants will have a 5 year term and will automatically lapse after the 5 year term has expired.

3. The warrants will be issued to Hunter Capital International immediately following the issue of the shares under the placement and in any event, no later than 3 months after the date of this meeting.

4. Each warrant will have an exercise price equal to the price per share paid for shares under the placement and will be exercisable following the issue of the shares under the placement, being $0.205 in respect of the Tranche 1 shares and a minimum issue price of $0.24 in respect of the Tranche 2 shares.

5. The warrants are exercisable by notice in writing to the Company accompanied by the payment of the exercise price.

6. All shares issued on the exercise of the warrants will rank equally in all respects with the Company's then existing fully paid ordinary shares.

7. The warrants are transferable. The Company does not intend to apply for quotation of the warrants on ASX. The Company must apply to ASX within 10 business days after the date of issue for all shares issued pursuant to the exercise of warrants to be admitted to quotation.

8. Holders may only participate in new issues of securities to holders of ordinary shares in the Company if a warrant has been exercised and shares issued in respect of the warrant before the record date for determining entitlements to the issue. The Company must give at least 7 business days' notice to holders of any new issue before the record date for determining entitlements to that issue in accordance with the Listing Rules.

9. There will be no change to the exercise price of a warrant or the number of ordinary shares over which a warrant is exercisable in the event of the Company making a pro rata issue of shares or other securities to the holders of ordinary shares in the Company (other than a bonus issue).

10. If there is a bonus issue (Bonus Issue) to the holders of ordinary shares in the Company, the number of ordinary shares over which a warrant is exercisable will be increased by the number of shares which the holder would have received if the warrant had been exercised before the record date of the bonus issue (Bonus Shares). The Bonus Shares must be paid up by the Company out of the profits or reserves (as the case may be) in the same manner as was applied to the Bonus Issue and upon issue rank

equally in all respects with the other shares of that class on issue at the date of the issue of the Bonus Shares.

11. If, prior to the expiry of any warrants, there is a reorganisation of the issued capital of the Company, warrants are to be treated in the manner set out in the Listing Rules applying to reorganisations of capital at that time.

Living Cell Technologies Ltd
Suite 2.11 / 737 Burwood Rd
Hawthorn VIC 3122
ABN: 14 104 028 042

COMPANY ANNOUNCEMENT

LCT raises additional funds from US investors

11 January 2006, Melbourne, Australia:

Living Cell Technologies (ASX:LCT) announced today that it has confirmed the placement of an initial investment of $3 million through a placement of ordinary shares working with Hunter Capital International to US shareholders at A$0.205 per share.

This placement represents 14,269,283 million ordinary shares of major new overseas investment, led by US institutions and investors. An additional 500,000 shares were issued to an Australasian investor at A$0.22 per share. The total value of the placement is A$3,039,555.

"We are very pleased to expand our base of shareholders in the United States," said LCT CEO, Mr David Collinson. "This is an important step as we move closer towards listing of the company in the US market and puts the company in a strong position".

The funds raised will be used as working capital to further progress the company's NeurotrophinCell (NtCell) product towards phase I/II clinical trials. Living Cell Technologies is currently in discussions with the US Food and Drug Administration (FDA) for its lead product, NtCell – a therapy for people with Huntington's disease.

"Following our positive pre-IND meeting in December with members of the National Institutes of Health (NIH) and reviewers from the Centre for Biologics Evaluation and Research (CBER), the placement ensures LCT can move forward as quickly as possible towards clinical trials once we receive the necessary regulatory approvals," said Mr Collinson.

Outlook for 2006:

- Submission of Investigational New Drug (IND) application for clinical trials.
- Initiate Huntington's disease clinical trial study
- Development of an additional pig production facility.
- M&A activity

Further information:		
Richard Justice Chief Financial Officer Tel: +64 9 276 2690 Mob: +64 272 223 806	David Collinson Chief Executive Officer Tel: +64 9 276 2690	Paris Brooke General Manager – LCT Tel: +61 3 9813 5501 Mobile: + 61 407 715 574 pbrooke@lctglobal.com

About Living Cell Technologies: www.lctglobal.com

Living Cell Technologies Ltd (ASX: LCT) develop live cell therapy products to treat life threatening human diseases. The ASX listed, vertically integrated company operates globally through offices in New Zealand, Australia and the United States. LCT focuses on developing treatments where healthy living cells are injected into patients to replace or repair damaged tissue, without requiring the use of toxic drugs to prevent rejection. The company's product portfolio focuses on treatments for people with Huntington's disease, insulin-dependent diabetes and haemophilia.

Living Cell Technologies Limited
Suite 2.11 / 737 Burwood Rd
Hawthorn VIC 3122
ABN: 14 104 028 042

Living Cell Technologies awarded $100,000 grant by Cure Kids New Zealand

ASX Announcement – 22 December, 2005, Melbourne, Australia:

Living Cell Technologies Limited (ASX:LCT) today announced Cure Kids New Zealand had awarded the cell therapy company a NZ$100,000 grant to pursue its program of liver cell transplantation treatment of the inherited bleeding disorder, haemophilia.

The project received scientific approval as well as funding.

"We are delighted to receive support from Cure Kids New Zealand," said LCT Medical Director, Prof Bob Elliott.

"The grant will allow us to carry out the necessary pre-clinical studies to bring LCT's Fac8Cell product to consideration for a human trial," said Prof Elliott.

LCT's Fac8Cell product uses pathogen-free human liver associated cells (hepatocytes) to produce factor 8 required for blood clotting.

The implanted liver cells may also be applicable to other disorders that interfere with normal liver function.

Contacts: Images and background information available upon request.		
Peter De Luca Media +61 3 9813 5501 +61 401 002 008	Bob Elliott Medical Director +64 9 276 2690	Paris Brooke General Manager (AUSTRALIA) +61 3 9813 5501

About Living Cell Technologies: www.lctglobal.com
Living Cell Technologies Ltd (ASX: LCT) is developing treatments where healthy living cells are injected into patients to replace or repair damaged tissue, without requiring the use of toxic drugs to prevent rejection. The company's product portfolio focuses on treatments for people with Huntington's disease, insulin-dependent diabetes and haemophilia. The ASX listed, vertically integrated company operates globally through offices in New Zealand, Australia and the United States.

About Haemophilia:
Haemophilia is a blood clotting disorder in which one of the essential clotting factors is deficient. The bleeding is mostly internal and regular treatment is given by injecting the missing clotting factor into the veins.

About Cure Kids New Zealand:
Cure Kids is the face of the Child Health Research Foundation – an organisation established over 30 years ago to address the lack of research into life-threatening childhood illnesses in New Zealand. The organisation has invested millions of dollars into medical research which has helped save hundreds of young lives and improved the quality of life for thousands of children.

Living Cell Technologies Limited
Suite 2.11 / 737 Burwood Rd
Hawthorn VIC 3122
ABN: 14 104 028 042

Living Cell Technologies awarded $480,000 grant by NZTE

ASX Announcement – 21 December, 2005, Melbourne, Australia:

New Zealand Trade & Enterprise (NZTE) today announced it had awarded a NZ$480,000 grant to Living Cell Technologies Ltd (ASX:LCT) to help progress the development of cell based therapeutic products.

"We are delighted to receive support from the New Zealand government in advancing our business to the next stage of development," said LCT CEO, Mr David Collinson.

NZTE Biotechnology Sector Director Chris Boalch said, "NZTE is proud to help fast-track LCT's research, which is making significant inroads into the replacement of damaged cell tissue without rejection by the body. Over the next four years the New Zealand economy is expected to benefit by around NZ$300 million as a result of LCT's advancements."

The NZTE funding will help the transition of LCT's research efforts into manufacturing outcomes in the new and innovative field of cell based therapeutic products using cells from pigs.

The grant was awarded to LCT after an intensive review process. It will ensure that LCT can quickly progress the accreditation, regulatory and testing requirements towards manufacturing and clinical trials for the new therapies. With NZTE's support, LCT is on target to reach its goal of beginning clinical trials in 2006.

The initial part of the manufacturing will be conducted in New Zealand and LCT's work is another example of local companies using New Zealand's key agricultural resources to compete on the world stage.

"As we advance our products towards phase 1 human clinical trials, LCT's operations will shift from supplying cells for R&D to developing a supply for use in human clinical trials and eventual product development," said Mr Paul Tan, LCT Managing Director - New Zealand.

Replacing damaged cells or organs has long been a goal for both patients and the healthcare industry. LCT is unique in its applied development strategy. The company is currently in discussions with the US Food and Drug Administration (FDA) for its lead product, NeurotrophinCell – a therapy for people with Huntington's disease. Its other areas of development are in diabetes, stroke and haemophilia.

The participation of New Zealand Trade and Enterprise will enable LCT to be at the forefront of a new biopharming industry, developing medical grade pigs and manufacturing live cell drugs in New Zealand rather than entirely overseas.

The NZTE Growth Services Fund offers support for high growth potential firms to purchase external advice, expertise, and market development services. The fund is intended to assist with new initiatives and new directions aimed at having a significant impact on the business leading to substantial, sustained growth.

Contacts: Images and background information available upon request.		
Peter De Luca Media +61 3 9813 5501 +61 401 002 008	David Collinson Chief Executive Officer +64 9 276 2690 +64 21 921 130	Paris Brooke General Manager (AUSTRALIA) +61 3 9813 5501

About Living Cell Technologies: www.lctglobal.com

Living Cell Technologies Ltd (ASX: LCT) develop live cell therapy products to treat life threatening human diseases. The ASX listed, vertically integrated company operates globally through offices in New Zealand, Australia and the United States.

LCT focuses on developing treatments where healthy living cells are injected into patients to replace or repair damaged tissue, without requiring the use of toxic drugs to prevent rejection. The company's product portfolio focuses on treatments for people with Huntington's disease, insulin-dependent diabetes and haemophilia.

About New Zealand Trade and Enterprise

New Zealand Trade and Enterprise (NZTE) is the New Zealand government's national economic development agency. Through its global network of 48 offices, NZTE provides businesses, organisations and investors with access to quality New Zealand goods and services and a gateway to partnerships with New Zealand businesses and investment opportunities in New Zealand.

Living Cell Technologies Limited
Suite 2.11 / 737 Burwood Rd
Hawthorn VIC 3122
ABN: 14 104 028 042

Cell Therapy Supported Through Bioethics Recommendation

ASX Announcement *– 14 December, 2005, Auckland, New Zealand and Melbourne, Australia:*

Living Cell Technologies (ASX: LCT) welcomes the final recommendation by *Toi te Taiao: the Bioethics Council,* that xenotransplantation should be allowed to develop in New Zealand.

The Bioethics Council report entitled 'The Cultural, Spiritual and Ethical Aspects of Animal-to-Human Transplantation' presents final recommendations to the New Zealand Minister for Environment after a year of public consultation and ethical review.

"The principal recommendation is a further positive step for cell therapy, as it continues to open the path to market for xeno-based therapies," said Mr David Collinson, CEO, Living Cell Technologies Ltd.

LCT also welcomes the Council's recommendation for the implementation of an appropriate regulatory and decision-making framework, as well as appropriate measures to ensure that all xenotransplantation research is conducted under these guidelines.

"LCT has developed its technology in line with the rigorous xenotransplantation guidelines administered by the US FDA and we would welcome New Zealand providing a similar, positive role to guide the development of xeno-based therapies."

The Bioethics Council was established in 2002 to consider the cultural, ethical and spiritual issues raised by biotechnology. During the year, the Council has conducted a dialogue on animal to human transplantations, through open submissions, an online forum and a series of dialogue meetings. The report released today is a reflection of these discussions.

The Bioethics council recommendation follows LCT's meeting with the US Food and Drug Administration (FDA) to discuss the pre-clinical data, research data, manufacturing and clinical trial strategy for its first cell therapy product, NeurotrophinCell.

"The meeting with the FDA was very positive, we have a clearly defined path to move forward and have no doubts on our ability to take our products to the clinic."

Details of the meeting will be disclosed upon receipt of the meeting minutes.

"The legislative and regulatory environment is opening up to the potential of cell therapy, as a viable and accessible treatment for today," said Mr Collinson.

ENDS.

Contacts:

Images and background information available upon request.

Peter De Luca Media +61 3 9813 5501	David Collinson CEO +64 21 921	Dr Paul Tan Managing Director (NZ)	Paris Brooke General Manager (AUS)

+61 401 002 008	130 0402 716 984	+64 9 270 7941	+61 3 9813 5501 +61 407 715 574

Further information / background brief:

What is xenotransplantation?

In medicine, xenotransplantation is the use of living non-human animal cells, tissues or organs to treat humans. Transplantation of tissues, such as bone marrow, or clusters of specialised cells, such as pancreatic islet cells are known as cell therapies.

About Living Cell Technologies: www.lctglobal.com

Living Cell Technologies Ltd (ASX: LCT) develop live cell therapy products to treat life threatening human diseases. The ASX listed, vertically integrated company operates globally through offices in Australia, New Zealand and the United States.

LCT focuses on developing treatments where healthy living cells are injected into patients to replace or repair damaged tissue, without requiring the use of toxic drugs to prevent rejection. The company's product portfolio focuses on treatments for people with Huntington's disease, insulin-dependent diabetes and haemophilia.

About Toi te Taiao: The Bioethics Council: www.bioethics.org.nz

The Bioethics Council was established in 2002 to consider the cultural, ethical and spiritual issues raised by biotechnology. The focus of the consultation was on animal to human transplantation, looking at what the process involves and the related cultural, ethical and spiritual concerns.

In 2002, the Government passed an amendment (Part 7A) to the Medicine Act 1981. Part 7A allows xenotransplantation trials to be considered and approved by the Minister of Health, but requires strict criteria to be met before an approval is given. This relevant section of the Medicine Act 1981 is due to expire at the end of 2006. One of the key tasks of the Council was to consult and engage with Maori, as part of its commitment to the Treaty of Waitangi.

During the year, the Council has conducted a dialogue on xenotransplantation, through open submissions, an online forum and a series of dialogue meetings. The report released today is a reflection of these discussions.

Living Cell Technologies Limited
Suite 2.11 / 737 Burwood Rd
Hawthorn VIC 3122
ABN: 14 104 028 042

Living Cell Technologies to meet with the US Food and Drug Administration (FDA)
Announcement – 8 December, 2005, Melbourne, Australia:

Living Cell Technologies (ASX: LCT) will meet with the US Food and Drug Administration (FDA) on Friday 9th December to discuss requirements for initiation of the first human study of its NeurotrophinCell product.

The meeting is to address the proposed issues, product development and trial design to take into consideration before filing an Investigational New Drug (IND) design application. The IND application will address the plan for the study, as well as manufacturing and pre-clinical test information and results.

Following filing of the IND application, the FDA will have 30 calendar days to advise whether the trial can proceed. If the IND application is successful, it will allow LCT to commence a Phase I/II clinical trial under the auspices of the FDA in the United States.

Ethics committee approval would be obtained prior to a trial commencing.

"Our goal is to make sure that we have addressed all of the requirements outlined in the FDA's Guideline on Xenotransplantation Products and other relevant guidance," said Mr David Collinson, LCT's Chief Executive Officer.

LCT expects that its first disease indication for the NeurotrophinCell product will be Huntington's disease.

NeurotrophinCell (NtCell) is LCT's injectable live cell product being developed for the treatment of patients with neurodegenerative diseases. NtCell is manufactured by LCT using natural porcine cells that are encased in a bio-polymer capsule developed from seaweed. The cells used are choroid plexus brain cells, which produce spinal cord fluid and a range of neurotrophins or growth factors, for the repair and function of the brain.

The biocapsules act as an immune barrier, allowing for the cocktail of hormones to leave the capsule, but preventing the body's immune system from rejecting the cells. No immunosuppression is required in the treatment.

Huntington's disease is a devastating neurological disease that currently has no cure or treatment. It is an inherited disease that progresses rapidly with dementia and progressive movement difficulties. More than 1 in 100,000 people are affected by HD.

OVER...

Contacts: Images and background information available upon request.		
Peter De Luca Media +61 3 9813 5501 +61 401 002 008	David Collinson CEO +64 9 276 2690	Paris Brooke General Manager (AUS) +61 3 9813 5501 +61 407 715 574

About Living Cell Technologies: www.lctglobal.com

Living Cell Technologies Ltd (ASX: LCT) develop live cell therapy products to treat life threatening human diseases. The ASX listed, vertically integrated company operates globally through offices in Australia, New Zealand and the United States.

LCT focuses on developing treatments where healthy living cells are injected into patients to replace or repair damaged tissue, without requiring the use of toxic drugs to prevent rejection. The company's product portfolio focuses on treatments for people with Huntington's disease, insulin-dependent diabetes and haemophilia.

In pre-clinical models, NtCell protects brain tissue that would otherwise die and has the potential to forestall or prevent the consequences of neurodegenerative disease. LCT will evaluate the possibility this treatment approach may also be used effectively in disorders such as stroke, Lou Gehrig's disease, Alzheimer's and Parkinson's disease.

2.11/737 Burwood Road
Hawthorn, VIC 3122
Tel +61(0)3 9813 5501
ABN 104 028 042

Living Cell
Technologies Ltd

Company Announcement

Annual General Meeting Held on 16 November 2005

The result of the resolutions passed at the Annual General Meeting of Living Cell Technologies Ltd held today is provided in accordance with Listing Rule 3.13.2 and section 251AA (2) of the Corporations Act.

In addition to proxies lodged there were directors and shareholders holding significant numbers of shares present at the Annual General Meeting.

The Annual Report included a statement that Mr Roger Coats would be resigning as a Director at the conclusion of the AGM. Mr Coats has agreed to remain a Director until the end of 2005.

Resolution 1 (ordinary): Re-election of Mr Robert Elliott

"That Mr Robert Elliott who retires by rotation in accordance with Clause 6.1 of the Company's Constitution and being eligible, offers himself for re-election, be re-elected a Director of the Company."

This resolution was passed unanimously on a show of hands.

The total number of proxy results exercisable by all proxies validly appointed was 8,046,678. Instructions in respect of the proxies were:

FOR	AGAINST	ABSTAIN	UNDIRECTED
7,131,678	-	-	915,000

Resolution 2 (ordinary): Re-election of Mr Alfred Vasconcellos

"That Mr Alfred Vasconcellos who retires by rotation in accordance with Clause 6.1 of the Company's Constitution and being eligible, offers himself for re-election, be re-elected a Director of the Company."

This resolution was passed unanimously on a show of hands.

The total number of proxy results exercisable by all proxies validly appointed was 8,046,678. Instructions in respect of the proxies were:

FOR	AGAINST	ABSTAIN	UNDIRECTED
2,141,039	4,990,639	-	915,000

Resolution 3 (ordinary): Appointment of Auditors

"That PKF Chartered Accountants & Business Advisers are appointed auditors of the Company."

This resolution was passed unanimously on a show of hands.

The total number of proxy results exercisable by all proxies validly appointed was 8,046,678. Instructions in respect of the proxies were:

LCT

FOR	AGAINST	ABSTAIN	UNDIRECTED
7,131,678	-	-	915,000

Resolution 4 (special): Refresh Capital Raising Ability

"That, in accordance with ASX Listing Rule 7.4, the Company ratifies and approves for the purposes of ASX Listing Rule 7.1, the issue of 10,337,636 fully paid ordinary shares in the capital of the Company, details of which are set out in the explanatory notes to Resolution 4 in the Notice of Meeting."

This resolution was passed unanimously on a show of hands.

The total number of proxy results exercisable by all proxies validly appointed was 8,046,678. Instructions in respect of the proxies were:

FOR	AGAINST	ABSTAIN	UNDIRECTED
7,123,278	71,000	8,400	844,000

Resolution 5: Adoption of the Remuneration Report

"That the Remuneration Report required by section 300A of the Corporations Act, as contained in the Director's Report of the Company, for the year ended 30 June 2005, be adopted."

This resolution was passed unanimously on a show of hands.

The total number of proxy results exercisable by all proxies validly appointed was 8,046,678. Instructions in respect of the proxies were:

FOR	AGAINST	ABSTAIN	UNDIRECTED
7,194,278	8,400	-	844,000

Nick Geddes
Company Secretary

living cell technologies

Annual General Meeting

A Year of Progress

16 November 2005

living cell technologies

LCT in 2005

A *fully integrated* international company focused on development, manufacture and supply of cell therapy products to address significant market opportunities.



living cell technologies

The Market Opportunity

VISION	To be the leading Cell Therapy company
GOAL	To treat Disease and not just symptoms
FOCUS	To target large unmet disease markets
OUTCOME	Provide a reliable cell supply to meet patient demand.
BENEFIT	**Significant ROI for shareholders within 3-5yrs.**

Diabetes - approx $100m per % market penetration
Huntington's – approx $9.3m per % market penetration

Cost-effective reliable treatments to save lives.

living cell technologies

LCT in 2005



A Global Team of 47

Melbourne, Australia
Corporate office

Auckland, New Zealand
Discovery, development

Rhode Island, USA
Preclinical, regulatory

Perugia, Italy
Materials research

Specialists covering virology, chemical engineering, neurosciences, endocrinology, veterinary ...

LCT

living cell technologies

2005 Highlights and Milestones



living cell technologies

LCT in 2005

Investment



- Secured global Institutional investment
- Roadshows in US and Australia
- $2.3million in private placement
- US Research Report circulated to 2500 institutions
- Acquisition Baxter's Theracyte devices
- Acquisition Pancell pig production/herd facilities
- Built additional SPF pig production facility NZ

living cell technologies

LCT in 2005

Product Development



- Completed primate pre-clinical work for NtCell
- Expanded dosing primate studies for DiabeCell
- Fully characterised & scaled encapsulation to GMP
- IND regulatory application lodged with US FDA
- Demonstrated long-term survival of cell products

LCT
living cell technologies

LCT in 2005



Business Development

Joint Venture with MultiCell Technologies (USA)

Company Sec, GM and CSO appointed

Expanded pre-clinical and discovery programs

Highly commended in NZ Hi-Tech Awards

5 new patents granted and 8 patents filed

living cell technologies

LCT in 2005

Awareness



Presented at over 14 international conferences

Average 18 news articles/interviews per month, including
- New Scientist, UK
- TV1 News, NZ
- Daily Mail, UK
- BioCentury, US
- Medical News Today, UK
- Forbes.com, US

35 scientific publications, including:
- Expert Opinion Biol. Therapy
- NeuroReport
- Cell Transplantation

living cell technologies



Where does LCT fit globally?

Competition

LCT is unique...

Own specialised high-health cell source/supply

Patents restricting use of neo-natal porcine cells

Full characterised Biocapsules (ensuring no immunosuppression required)

Competitors in Diabetes at small animal pre-clinical studies (approx. 18mnths behind)

Competitors in Huntington's are focusing on symptoms

No company is utilising LCT's approach for neurodegenerative diseases

LCT
living cell technologies

Research in Review



living cell technologies

Examples (in probable order of progression)

NT CELL → Huntington's Disease

DIABCELL → Type 1 Diabetes

NT CELL → Stroke
→ Motor Neurone Disease
→ Brain Injury
→ Other CNS degeneration (eg Alzheimers)

FAC8CELL → H[illegible]

living cell technologies
living cell technologies

Closed Herd Facility


+pressure
hepa
filtered air
Quarantine
Airlock/
waste
out
Disrobe
Shower
Robe
Airlock
Individually
penned
hysterotomy*
derived sows
Airlock
Sterilized
food*;
water;
litter* in
Animal
out

living cell technologies

Effect in diabetic primates



16.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
BG (mmol/L) Insulin dose (units/day
Blood Glucose
Insulin
-1 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31 32 33 34 35 36 37
Weeks post Transplant

LCT

living cell technologies

Transplantation encapsulated pig liver cells into haemophiliac mice - % less blood loss from tail following transplant



80
70
60
50
40
30
20
10
0
%
0
1
2
Weeks

living cell technologies

The Year Ahead





LCT
living cell technologies

Where are we now?

Pipeline to Market

Disease	Discovery	Preclinical	IND	Ph Ia/IIb	Pivotal	Market
NeurotrophinCell *Huntington's*				2006	2007	07/08
DiabeCell ® *Type I diabetes*		Primate studies ongoing		2006-07		2009
Fac8Cell *Haemophilia*						
Discovery / pre-clinical programs *Stroke, ALS, cochlear deficit, spinal injury…*						

living cell technologies

Financials
ASX: LCT

Capital Structure (m)	**Nov 05**	
Market capitalisation	$22 million	
Total fully paid ordinary shares	103m	
52 wk range	High $0.62	Low $0.17
Official listing date:	September 2004	
Cash position	$3.26m (10/05)	
Holders	1209 – 1/3rd overseas	
Historical spend	$544k pm	


living cell technologies

The Year Ahead ...

- IND approval for phase 1 clinical trials
- Aggressively pursue M&A opportunities
- Submit IND application for DiabeCell
- Continue expansion pig production facilities

Further increase shareholder value and opportunities for LCT.

Corporate office - Australia
Pacific Tower
Suite 211/737 Burwood Road
Hawthorn VIC 3122
Tel: 03 9813 5501
Fax: 03 9813 5502
Email: lct@lctglobal.com

www.lctglobal.com

Thank you for your ongoing support.

living cell technologies

LCT AGM 2005



ORDINARY BUSINESS

Election of Directors

Resolution 1	Robert Elliott
Resolution 2	Alfred Vasconcellos

Auditors

Resolution 3	PKF Chartered Accountants appointed auditors of company

LCT AGM 2005

living cell technologies



ORDINARY BUSINESS

Special Business

Resolution 4	Ratification of issue of 10,337,636 fully paid ordinary shares in capital of Company

Adoption Remuneration Report yr end 30 June 05

Resolution 5	Remuneration report be adopted


LCT
living cell technologies
www.lctglobal.com
Questions?

Living Cell Technologies Ltd
Suite 2.11 / 737 Burwood Rd
Hawthorn VIC 3122
ABN: 14 104 028 042

Quarterly Cash Flow Report Period Ended 30 September 2005

27 October 2005

Attached is the 4C – Quarterly Cash Flow Report – for Living Cell Technologies (ASX:LCT) for the quarter ended 30 September 2005.

The cash flow results are in line with management's expectations and reflect a number of initiatives involved in the company's product development over the past quarter.

During the quarter, LCT has been preparing Investigational New Drug (IND) applications for human clinical trials and finalising pre-clinical primate studies for both its lead products, NeurotrophinCell and DiabeCell.

LCT continues to make good progress with the announcement of a joint venture with leading US stem cell developer MultiCell Technologies. The company also recently announced it had filed a request for a Pre-IND meeting with the FDA to seek guidance and feedback on the development program for its NeurotrophinCell product.

The cash balance at the end of the quarter to 30 September 2005 was $3,261,703 compared to $2,648,491 at the end of the quarter to 30 June 2005, a net increase in cash of $613,212.

During the quarter LCT successfully raised $2,342,903 through a placement of ordinary shares to existing shareholders. The funds raised will be used to accelerate the regulatory applications of LCT's lead cell therapy products.

Total operating and investing cash flows for the three month period were $1,641,390 compared to $1,633,186 in the preceding three months. This reflects the continued close monitoring of cash utilization which is also apparent in the net operating cash flows for the September quarter, at $1,549,641 compared to $1,478,915 in the June quarter.

Upcoming event:
- LCT Annual General Meeting
- Wednesday 16 November (4:30pm AEST)
- NSW Trade and Investment Centre - Level 44, 225 George St, Sydney.

Further information:	
Richard Justice Chief Financial Officer Tel: +64 9 276 2690 rjustice@lctglobal.com	Paris Brooke General Manager – LCT Tel: +61 3 9813 5501 pbrooke@lctglobal.com

About Living Cell Technologies: www.lctglobal.com

Living Cell Technologies Ltd (ASX: LCT) develops live cell therapy products to treat life threatening human diseases. The ASX listed, vertically integrated company operates globally through offices in Australia, New Zealand and the United States. The company's product portfolio focuses on treatments for Huntington's disease, insulin-dependent diabetes and haemophilia.

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000 Amended 30/9/2001

Name of entity

Living Cell Technologies Limited

ABN

14 104 028 042

Quarter ended ("current quarter")

30 September 2005

Consolidated statement of cash flows

Cash flows related to operating activities		Current quarter $A	Year to date (3 months) $A
1.1	Receipts from customers	34,638	34,638
1.2	Payments for (a) staff costs	(141,411)	(141,411)
	(b) advertising and marketing	(4,918)	(4,918)
	(c) research and development	(713,246)	(713,246)
	(d) leased assets	-	-
	(e) other working capital	(755,195)	(755,195)
1.3	Dividends received	75	75
1.4	Interest and other items of a similar nature received	30,416	30,416
1.5	Interest and other costs of finance paid		
1.6	Income taxes paid		
1.7	Other (provide details if material)		
	Net operating cash flows	(1,549,641)	(1,549,641)

+ See chapter 19 for defined terms.

		Current quarter $A	Year to date (3... months) $A
1.8	Net operating cash flows (carried forward)	(1,549,641)	(1,549,641)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets	(91,749)	(91,749)
	(e) other non-current assets		
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.11	Loans to other entities		
1.12	Loans repaid by other entities		
1.13	Other (provide details if material)		
	Net investing cash flows	(91,749)	(91,749)
1.14	**Total operating and investing cash flows**	(1,641,390)	(1,641,390)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	2,342,903	2,342,903
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings		
1.18	Repayment of borrowings	(14,252)	(14,252)
1.19	Dividends paid		
1.20	Other (Payment of share capital raising costs))	(74,049)	(74,049)
	Net financing cash flows	2,254,602	2,254,602
	Net increase (decrease) in cash held	613,212	613,212
1.21	Cash at beginning of quarter/year to date	2,648,491	2,648,491
1.22	Exchange rate adjustments to item 1.20		
1.23	**Cash at end of quarter**	3,261,703	3,261,703

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A
1.24	Aggregate amount of payments to the parties included in item 1.2	161,999
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

New Zealand directors (2) salaries & fees $39,413
US directors salary (1) $82,283
Australian directors fees (2) $11,869
UK directors salaries & fees (1) $28,434

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A	Amount used $A
3.1	Loan facilities		
3.2	Credit standby arrangements		

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A	Previous quarter $A
4.1	Cash on hand and at bank	3,079,763	2,464,671
4.2	Deposits at call	181,940	183,820
4.3	Bank overdraft		
4.4	Other (provide details)		
	Total: cash at end of quarter (item 1.22)	3,261,703	2,648,491

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	N/A	N/A
5.2	Place of incorporation or registration	N/A	N/A
5.3	Consideration for acquisition or disposal	N/A	N/A
5.4	Total net assets	N/A	N/A
5.5	Nature of business	N/A	N/A

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does ~~/does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: .... Date: ...27/10/2005..........
Company secretary)

Print name: N J V Geddes

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to

+ See chapter 19 for defined terms.

disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

- 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
- 9.2 - itemised disclosure relating to acquisitions
- 9.4 - itemised disclosure relating to disposals
- 12.1(a) - policy for classification of cash items
- 12.3 - disclosure of restrictions on use of cash
- 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

The Living Cell

A quarterly newsletter from Living Cell Technologies — November Issue 2005

Chairman's Letter

Dear Shareholder,

As we prepare for the LCT Annual General Meeting in November, we are pleased with the company's progress as we move closer to finalising our pre-clinical data for our two lead products.

The AGM is to be held in Sydney on Wednesday 16 November. We encourage shareholders to attend if possible and look forward to answering any questions you have.

The recent announcement of the Joint Venture with MultiCell was greeted extremely positively by the Australian sharemarket and we believe the benefits of the deal will be realised in the years to come by both companies.

The agreement with Multicell, a leading stem cell company in the United States, not only validates LCT's proprietary encapsulation technology but also gives the company access to the global stem cell industry and a wider field of funding and partnering opportunities.

We are also particularly pleased to have progressed collaborations with some of Australia's world-renowned research institutions. Details on one of these collaborations can be found within this newsletter.

David Collinson and Al Vasconcellos will be holding ongoing meetings in New York and California during October, as the company continues to explore options for further funding and business collaborative opportunities.

The completion of the share placement in August is indicative of the strong support we continue to receive from our existing group of shareholders and ensures we can move forward as quickly as possible towards clinical trials.

I look forward to meeting you at the AGM in November.

Mick Yates,
Executive Chairman



Development Portfolio

Disease Indication	Discovery	Preclinical	IND	Phase 1	Phase 2	Phase 3	Market
Huntington's, Stroke CNS trauma **NeurotrophinCell**							
Type 1 Diabetes **DiabeCell***							
Haemophilia **Fac8Cell**							

Investor Highlights – in Brief

In the past quarter, LCT has announced several promising developments to the Australian Stock Exchange, and presented some of these at major international conferences:

9 August

LCT raises $2.3m in placement

LCT successfully raised $2.3 million through a placement of ordinary shares to existing shareholders. The placement was primarily supported by Australasian institutional and US investors and once again demonstrated continued strong support from the clients of Taylor Collison Ltd and Shaw Stockbroking Ltd. The funds raised will be used to accelerate regulatory applications of LCT's two lead cell therapy products for Huntington's disease and diabetes for clinical trials.

13 September

LCT Preliminary Final Report & Full Year Accounts released

LCT released its Preliminary Final Report for the year ended 30 June 2005. The cash flow results were in line with management's expectations and reflect a number of initiatives involved in the company's product development over the past year. The cash balance at the end of the financial year was $2,648,491 compared to $485,730 at the end of the financial year to 30 June 2004, a net increase of $2,162,761 during the 12 month period.

1 October

New Zealand Hi-Tech Awards

LCT was recently awarded Highly Commended in the NZBio Biotech Company of the Year category at the 2005 New Zealand Hi-Tech Awards. The NZ Hi-Tech Awards were held in Christchurch and recognised the leading companies in New Zealand's biotechnology, electronics and software industries.

4 October

MultiCell JV confirmed

LCT and MultiCell Technologies announced a joint venture to develop therapeutic liver cell applications. Under the terms of the collaboration, LCT will provide its encapsulation (biocapsule) technology which MultiCell hopes will increase the efficiency of their stem cells and prevent any rejection issues. In return, LCT will obtain human liver cells for the company's haemophilia program.

"We've known that LCT's technology will play a significant role in furthering stem cells and cell lines as a viable therapeutic product, but we are particularly excited about working with one of the leaders in the field," said LCT BioPharma President & CEO, Mr Al Vasconcellos. "Importantly, this strategic partnership will allow LCT to capitalize on its existing liver cell program without losing focus on moving our two lead products to the clinic."

20 October

Pre-IND Request Letter Filed with FDA

LCT filed a request for a Pre-IND Meeting with the FDA to seek guidance and feedback on the development program for its NeurotrophinCell (NtCell) product. LCT's first targeted application of NtCell is Huntington's disease.

Investor Highlights (cont.)

"Our goal is to make sure that we have addressed all of the requirements outlined in the FDA's Guideline on Xenotransplantation Products and other relevant guidance," said Mr David Collinson, LCT's Chief Executive Officer. "The Pre-IND letter and associated information summary for NtCell represents a significant milestone for LCT and indicates our product development program remains on track."



Conferences & Presentations

Key members of the LCT scientific team have presented at international conferences over the last quarter.

LCT Medical Director Professor Elliott also had the opportunity to discuss the recently published joint scientific paper with Professor Valdes detailing the use of pig tissue for diabetes patients at the Children's Hospital of Mexico.

LCT was invited to attend a WHO meeting on issues in xenotransplantation, along with other experts in the field from Germany, Japan and the United States. Dr Olga Garkavenko, Head of Molecular Diagnostics at LCT's Auckland R&D facility, has been invited to present a position paper to the WHO on these issues.

International Society for Paediatric and Adolescent Diabetes

Krakow, Poland

August 2005

International Xenotransplantation Association Meeting

Gothenburg, Sweden

September 2005

LCT Appointment

Dr Dwaine Emerich has been appointed to the position of Chief Scientific Officer. Dr Emerich, based in Rhode Island, USA, is a highly regarded and experienced neurosurgeon and has been with LCT's US operations as Vice-President of Research since 2003. Dr Emerich has been particularly instrumental in the development of LCT's NeurotrophinCell product. He joined the company from Sertoli Technologies Inc where he led the company's research efforts to develop and commercialise Sertoli-based cell products.

Diary Date

LCT Annual General Meeting

Wednesday 16 November 2005
4:30pm (AEST)

NSW Trade & Investment Centre
Level 44
Grosvenor Place
225 George Street
Sydney NSW

We hope you can join us to meet with the LCT team, light refreshments will be on offer.

Talk with a leader...

Introducing Professor Bob Seamark, Member of the LCT Scientific Panel

Author of over 200 scientific papers in international journals and 7 commercial patents, Professor Seamark became Director and Chair of the Advisory Board of The Flinders Medical Research Institute in 2001. He also works as a consultant to biotech companies using his experience in the commercialisation of leading edge medical, veterinary and environmental technologies.

You have worked across a range of disease areas involving animal populations and human health. In your opinion, what is the future for animal based cell therapies?

Animal based therapies have a very important future of medicine and potentially provide an infinite source of healthy cells that could be used for medical purposes but, as has been known since antiquity, cells transferred from animal to humans are immediately rejected by the body's vigorous immune defense mechanisms. The encapsulation technologies developed by LCT to protect transferred cells from immune attack is an important step forward in tackling this critical issue.

LCT recently announced a joint venture agreement with Multicell, a leading stem cell company in the United States. How will LCT's encapsulation technology assist in the therapeutic delivery of stem cells?

Except where they are derived from the patient themselves, stem cells will be rejected by the body's immune system using similar mechanisms as those used to reject animal cells. LCT's encapsulation technology will considerably extend the range of uses of Multicell's products.

What does your current work at Flinders University involve?

A focus of the current work at Flinders is in understanding the biological basis of neuroprotective activity of NeurotrophinCell in the treatment of Stroke and other neurological disorders.

There are also many studies indicating real prospects for the treatment of Spinal Cord Injury using stem cell transfer. The neuroprotective activity shown by NeurotrophinCell is clearly of interest in this regard and studies have been initiated at Flinders designed to explore this opportunity.

LCT is currently investigating further opportunities to advance the study of spinal injury.

LCT

Australia
Paris Brooke
General Manager, LCT Australia Pty Ltd
Tel: +613 9813 5501
Fax: +613 9813 5502
pbrooke@lctglobal.com
www.lctglobal.com

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	LIVING CELL TECHNOLOGIES LTD
ABN	104 028 042

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MR DAVID COLLINSON
Date of last notice	1 AUGUST 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	17 OCTOBER 2005
No. of securities held prior to change	9,710,799 ORDINARY SHARES (HELD BY DAVID AND GRAEME COLLINSON) 60,494 ORDINARY SHARES (HELD BY DAVID COLLINSON, GRAEME COLLINSON AND ANNA NATHAN) 2,123,300 OPTIONS EXPIRING 31/08/2006 625,000 ORDINARY SHARES (HELD BY PANCELL LIMITED)
Class	ORDINARY SHARES
Number acquired	20,000

+ See chapter 19 for defined terms.

Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	20,000 @ $0.19
No. of securities held after change	20,000 ORINARY SHARES (HELD BY DAVID COLLINSON) 9,710,799 ORDINARY SHARES (HELD BY DAVID AND GRAEME COLLINSON) 60,494 ORDINARY SHARES (HELD BY DAVID COLLINSON, GRAEME COLLINSON AND ANNA NATHAN) 2,123,300 OPTIONS EXPIRING 31/08/2006 625,000 ORDINARY SHARES (HELD BY PANCELL LIMITED)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	PURCHASE

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

+ See chapter 19 for defined terms.

Living Cell Technologies Limited
Suite 2.11 / 737 Burwood Rd
Hawthorn VIC 3122
ABN: 14 104 028 042

Living Cell Technologies files Pre-IND Request Letter with FDA for its NeurotrophinCell® Product

ASX Announcement – 20 October, 2005, Melbourne, Australia:

Living Cell Technologies Limited (ASX: LCT) today announced that it has filed a request for a Pre-IND Meeting with the FDA to seek guidance and feedback on the development program for its NeurotrophinCell® product.

NeurotrophinCell® (NtCell) is LCT's injectable live cell product being developed for the treatment of patients with neurodegenerative diseases. NtCell is manufactured by LCT using natural porcine cells that are encased in a bio-polymer capsule developed from seaweed. The cells used are choroid plexus brain cells, which produce spinal cord fluid and a range of neurotrophins or growth factors, for the repair and function of the brain.

The biocapsules act as an immune barrier, allowing for the cocktail of hormones to leave the capsule, but preventing the body's immune system from rejecting the cells. No immunosuppression is required in the treatment.

LCT's first targeted application of NtCell is Huntington's disease.

Huntington's disease is a devastating neurological disease that currently has no cure or treatment. It is an inherited disease that progresses rapidly with dementia and progressive movement difficulties. More than 1 in 100,000 people are affected by HD.

Genetic screening can identify individuals that will ultimately suffer from HD.

The biocapsule cell treatment is administered intracranially through a catheter into the region of the brain predominantly affected by HD, known as the striatum.

"Our goal is to make sure that we have addressed all of the requirements outlined in the FDA's Guideline on Xenotransplantation Products and other relevant guidance," said Mr David Collinson, LCT's Chief Executive Officer.

"The Pre-IND letter and associated information summary for NtCell represents a significant milestone for LCT. It indicates that LCT is on track with its goals and milestones."

Huntington's disease currently has an annual cost to US healthcare at over US$2.5billion. NtCell has the potential to meet a $700m market opportunity.

Contacts: Images and background information available upon request		
Peter De Luca Media +61 3 9813 5501 +61 401 002 008	Paul Tan Managing Director (NZ) +64 9 276 2690	Alfred Vasconcellos President and CEO (US) +1(401) 821-3500

About Living Cell Technologies: www.lctglobal.com

Living Cell Technologies Ltd (ASX: LCT) develop live cell therapy products to treat life threatening human diseases. The ASX listed, vertically integrated company operates globally through offices in Australia, New Zealand and the United States.

LCT focuses on developing treatments where healthy living cells are injected into patients to replace or repair damaged tissue, without requiring the use of toxic drugs to prevent rejection. The company's product portfolio focuses on treatments for people with Huntington's disease, insulin-dependent diabetes and haemophilia.

In pre-clinical models, NtCell protects brain tissue that would otherwise die and has the potential to forestall or prevent the consequences of neurodegenerative disease. LCT will evaluate the possibility this treatment approach may also be used effectively in disorders such as stroke, Lou Gehrig's disease, Alzheimer's and Parkinson's disease.

living cell technologies



Living Cell Technologies Ltd
Annual Report 2004/2005

Contents

■ LCT at a glance

Living Cell Technologies Ltd (ASX:LCT) is building a specialty pharmaceutical company to supply, develop and manufacture cell therapy treatments to restore health in patients suffering from life-threatening diseases. LCT has built an internationally recognised infrastructure and team, with a suite of products ready to enter human clinical trials.

The company is in a significant competitive position. Reliable cell supply, intellectual property rights, regulatory data and expertise offer considerable market advantages for shareholders. The company operates in Australia, New Zealand and the United States.

LCT focuses on developing treatments where healthy living cells are injected into patients to replace or repair damaged tissue, without requiring the use of toxic drugs to prevent rejection.

The company's product portfolio focuses on treatments for people with Huntington's disease, insulin-dependent diabetes and haemophilia.

The Team

• LCT Management posesses decades of experience in developing products from research phase through to commercialisation, with established global pharmaceutical and business credentials.

• Product development teams have global expertise and over 243 combined years of experience in virology, neurobiology, molecular diagnostics, quality assurance and regulatory affairs, and IP management.

Core Capabilities

• LCT's competitive advantage includes the company's breadth of knowledge in cell therapy, access to high health status pigs, and expertise in the microencapsulation of cells to GMP manufacturing standards.

• Proven characterisation and manufacturing scale-up capability of LCT's proprietary alginate encapsulation technology (biocapsules).

• LCT's Auckland Island pigs are of the highest health and disease-free status, free from viruses commonly found in pigs from most parts of the world.

• The NZ team has GMP accreditation for preparing islet cells for diabetes treatment.

• LCT enjoys a strong patent position with eight main patent families and broad claim patents granted in major markets.

The Products

• On track to submit US Food and Drug Administration (FDA) Investigational New Drug (IND) applications for phase 1 human clinical studies for two portfolio products.

• Long term safety and survival of transplanted pig cells to humans confirmed - live cells producing insulin found in patient nine years after transplant.

"Biotechnology uses cells to manufacture its products. In cell therapy, the living cells themselves are the product."
Dr. Scott Burger, Industry Consultant, Advanced Cell & Gene Therapy

• Successful use of DiabeCell™ product in pre-clinical primate diabetes trial showing safety and efficacy.

• NeurotrophinCell product results reveal dramatic reduction in size of brain lesion in primate models of Huntington's disease.

• Strong discovery pipeline as well as drug delivery devices applicable across disease types.

Highlights 2004/05

LCT has achieved a number of significant business milestones during the past 12 months.

August 2005

- Closure of a $2.3 million share placement

July 2005

- Successful completion of pre-clinical NeurotrophinCell primate trial
- Secured the support of Hunting Party Securities, a niche investment firm based in New York

June 2005

- Invited to present at American Diabetes Association 65th Scientific Sessions and Bio Relationships

May 2005

- Acquisition terms for the Theracyte drug delivery device and the Pancell Ltd disease free pig production facility and herd approved

April 2005

- Successful completion of pre-clinical diabetes trial (primate model)
- Nine year survival of transplanted islet cells in diabetic demonstrated (human patient)
- Long term survival of choroid plexus cells in brain revealed (rat model)
- Corporate head office established in Melbourne, Australia

March 2005

- Paris Brooke appointed as General Manager in Australia
- Letter of intent with Theracyte Inc and Baxter Inc to acquire the technology and intellectual property rights of Theracyte Inc

February 2005

- Nick Geddes appointed as Company Secretary

November 2004

- Long term safety of pig cells transplanted to humans supported in a study published in the Journal of Clinical Microbiology

Chairman's Report



Few companies can claim they are a fully integrated company able to compete on the world stage. LCT has built its capabilities, infrastructure and team to be exactly that. From cell supply, production, virology, product development, R&D and manufacturing, LCT is building the capability to offer treatments for life-threatening human diseases, and thus grow a very significant business with very good future returns to our shareholders.

2004/05 has provided a year of strong development for the company, where our two lead products have progressed towards clinical trials.

I'm pleased to advise that strategies announced at the 2004 AGM are being implemented on time and on budget.

The 2004/05 financial year saw many significant achievements for LCT. The most important of these was the completion of the pre-clinical Huntington's disease trial, enabling us to progress our NeurotrophinCell product towards a human clinical trial in 2006. We are also very encouraged by our recent DiabeCell finding of the long-term safety and function of insulin producing cells in a patient nine years after the initial transplant.

The company hopes to announce further positive results for the DiabeCell product as it moves towards completing pre-clinical work.

In September 2004, we announced our intention to make a cashless purchase of the assets of Theracyte's device technology subject to shareholder approval. At a General Meeting in May 2005, the purchase was confirmed by our shareholders and it is expected the drug delivery devices will open up new disease targets for LCT.

The purchase of the pig herd and facilities of PanCell Ltd was also approved by LCT shareholders in May 2005. The expansion of LCT's pig production capabilities will ensure an ongoing and increased supply of disease-free pig cells and diversify the risk by housing the herd over three full SPF clean pig facilities.

Market Opportunity

The market opportunities for LCT's products are significant. According to market research studies, the sales potential for the Huntington's disease treatment market could have a value of $933m. Diabetes is recognised as a global epidemic (World Health Organisation), with the revenue potential of the current type 1 diabetic market estimated at US$20 billion. The current average cost of human islet cell transplants is approximately US$150,000 and the continuing revenue stream from newly diagnosed people could amount to US$600 million annually.

Pancreas transplants have been completed with success in recent times but there is a chronic shortage of donor organs. The severe shortage of donor organs for diabetes treatments also paves the way for alternative solutions to meet market demand, something LCT is addressing.

LCT is thus in a strong commercial position due to its comprehensive cell therapy patent portfolio and product development cycle when compared to its competitors. LCT's encapsulation technology enables the treatment of Huntington's disease, stroke and type 1 diabetes without the use of immunosuppressant drugs, which have hindered the effectiveness of alternative treatments.

Future stem cell technology also opens the possibility of LCT's encapsulation technology complementing its eventual development.

Performance Review

An increased number of institutional investors have supported the stock throughout the last financial year, expanding our shareholder base in Australasia, the United States and Europe. We will continue to look for other appropriate funding as we approach phase 1 clinical trials for our two lead products.

An important objective of the Board is to strengthen the company's share register through encouragement of long term institutional investments, including participation of international investors with experience in the biotech sector as well as local institutional investors. LCT has engaged the New-York based Hunting Party Securities to boost our profile to shareholders and potential investors in key North American capital markets, as well as in Australia, during the coming year. The company continues to discuss potential licensing and collaborative opportunities with a range of interested parties.

Corporate Governance

The board is committed to maintaining compliance with contemporary principles of good corporate governance and best practice recommendations. We continue to adhere to the ASX/AusBiotech Reporting Guidelines and are grateful for the input of our scientific panel who will continue to provide an invaluable independent review of our research initiatives and development procedures.

In summary, I believe the future of LCT is extremely exciting. During the coming year I expect LCT to make good progress with our two lead products and be in a position to announce major outcomes which will greatly enhance the underlying value of the share price.

Michael Yates, *Chairman*

CEO's Report

I am pleased to have the opportunity to share with you the company's significant accomplishments of the past year.

LCT continues to progress as we move towards the beginning of phase I clinical trials for our NeurotrophinCell and DiabeCell products.

Pre-clinical studies of NeurotrophinCell has demonstrated its ability to protect cells in the brain from damage caused by similar conditions to Huntington's disease. Similarly, the results from the DiabeCell pre-clinical studies have been extremely encouraging. The doses of DiabeCell in primates showed safety and efficacy and the company is now in the process of completing the necessary pre-clinical work and documentation to support our regulatory FDA application.

We will also continue to direct resources to our pig and cell processing facilities to ensure a sufficient supply of cells. We have taken the strategic decision to temporarily concentrate the resources from the Fac8Cell development program into the other two lead product programs as they approach the phase I clinical trial stage.

Over the years LCT has developed a policy of attracting the very best people in its research and management teams to create the best opportunities for increasing future value for the company's shareholders. Our operations in Australia, New Zealand and the United States are ideally located to capture market opportunities and also attract prospective research and development partners.

Before I first met with Professor Bob Elliott back in 1987, I was already well aware of the difficulties in managing a chronic disease. I had witnessed first-hand the struggles my young son and other family members had endured when they were diagnosed with diabetes. I was determined to find a way to find a cure, rather than just treat the symptoms.

As we move towards the beginning of phase 1 clinical trials, LCT's programs are focused on improving the quality of life of people afflicted with diabetes, Huntington's disease, stroke and haemophilia. All the programs are based on cell therapy with the product being injected into the human body through a relatively simple medical procedure. The unique LCT technology means that no immunosuppressive drugs are needed, eliminating the harmful side-effects of many other alternative treatments.



The cashless acquisition of Theracyte was also an important strategic investment as we seek to position LCT as one of the world's leading cell therapy companies. The Theracyte devices provide an additional cell therapy delivery platform with potential applications for the treatment of additional diseases, such as multiple sclerosis and cancer.

In closing, I want to acknowledge the contributions of the entire LCT team. The company's people in Australia, New Zealand and the United States provide a strong foundation for future success. It is their expertise which allow us to meet our milestones and advance our products towards the marketplace. We will continue to work hard as we strive to become one of the world's leading cell therapy treatment providers and provide rewards for our shareholders.

David Collinson
Chief Executive Officer
Living Cell Technologies

Health Statistics

Independent research reports suggest the potential markets for these products are substantial. There is no current cure for Huntington's disease, a hereditary genetic condition which affects 30,000 people in the United States and 1,200 Australians.

There are expected to be 23.7 million people world-wide diagnosed with type 1 diabetes by the year 2010.

We hope to begin offering these people a treatment as soon as possible.

Company Structure

Headquartered in Melbourne, Australia, Living Cell Technologies (LCT) is truly an international company. LCT was established in 2003 by combining three world-class groups into a single operating company and pooling the decades of experience in cell therapy of its people from around the globe.

Melbourne, Australia

Corporate office

- Investor relations
- Corporate communications

LCT New Zealand Ltd

- Located in Auckland, New Zealand
- Wholly owned subsidiary of LCT
- Focused primarily on early stage research
- Product manufacture for pre-clinical and clinical studies
- Hosts the world's most advanced porcine herd for therapeutic transplantation
- One of the area's only GMP clean room production facilities for encapsulated cell products

LCT BioPharma Inc

- Located in Rhode Island, USA
- Wholly owned subsidiary of LCT
- Product development
- Regulatory and clinical affairs
- Business development
- Commercialisation capabilities

Living Cell Technologies Ltd
ACN 104 028 042

Living Cell Products Pty Ltd
ACN 102 393 108

Operating Companies

LCT Australia Pty Ltd
ACN 106 546 570
- *Corporate and commercial*

Living Cell Technologies New Zealand Ltd
- *Research*
- *Product Development*

LCT BioPharma Inc
- *Product Development*
- *Regulatory*

IP Holding Companies

NeurotrophinCell Pty Ltd
ACN 102 393 108
- *CNS Patents*

Fac8Cell Pty Ltd
ACN 106 546 543
- *Liver Cell Patents*

DiabeCell Pty Ltd
ACN 106 546 507
- *Diabetes Patents*

Looking Ahead

- Develop regulatory IND submissions for phase 1 clinical trials
- Aggressively pursue value-add collaborations and licensing opportunities
- Advance the discovery program pipeline with relevant companies and institutes
- DiabeCell - moving towards completion of pre-clinical work
- NeurotrophinCell - advance planning of the clinical trial program for 2006
- Increase awareness of LCT amongst international investment community, with a view to obtaining support for the clinical trial strategy
- Expand the specialised disease-free (SPF) pig facilities in New Zealand and extend herd breeding and selection capabilities



Progress on 2004/05 goals

- **Complete IPO**
  - IPO completed in September 2004
  - One of only two biotech companies which listed in 2004 to be trading above its listing price (source: BioOracle, EG Capital)
- **Progress towards phase 1 clinical trials**
  - On track - IND applications being prepared for lead products
    - DiabeCell - Insulin-dependent diabetes - Pre-clinical phase nearing completion, primate trial data released
    - NeurotrophinCell - Huntington's disease - Pre-clinical phase completed, primate trial data released
- **Product pipeline**
  - Renewed focus
  - Collaborations being finalised to expand product pipeline
  - Haemophilia treatment (Fac8Cell) R&D program scaled back to enable greater resourcing of two lead products
- **Partnering**
  - Partnering discussions for lead products have been pursued during the year
  - Due diligence on potential options continues, with a view towards a later-stage partnering model
- **Search for Chief Executive Officer**
  - Deferred (Board satisfied with current operations)
- **Establish corporate office in Melbourne, Australia**
  - Paris Brooke, General Manager - Australia, appointed in March 2005
  - Office opened in April 2005
- **Formation of corporate governance committees**
  - Committees have been appointed and are currently pursuing corporate requirements

■ LCT World-Wide

Board of Directors & Management

Paris Brooke
David Collinson
Nick Geddes
Simon O'Loughlin
Alfred Vasconcellos
Roger Coats
Bob Elliott
Richard Justice
Paul Tan
Mick Yates

Corporate Relations
- Peter De Luca
- Belinda Locke

Rhode Island, USA
- Bill Bell
- Brianna Bintz
- Dwaine Emerich
- Moses Goddard
- Chris Thanos

Perugia, Italy
- Giuseppe Basta
- Riccardo Calafiore
- Giovanni Luca

Auckland, New Zealand

Neurosciences
- Marilyn Geaney
- Steve Skinner

Diabetes
- Nikki Beckman
- Livia Escobar
- Sahar Zwain

Molecular & Diagnostic Research
- Olga Garkavenko
- Zeljko Muzina
- Divya Nathu

Small Animals Facility
- Olivia Anderson
- Nikki Beckman
- Jennie Karl

Veterinary
- Isobel Cooper
- Sandy Ferguson
- Lana Cain

Quality Assurance
- Colleen Pilcher
- Kathie Schuler
- Michele Tatnell
- Wanda Visser

Product Development
- Marija Muzina
- Wanda Visser

Office Administration
- Dawn Hadfield
- Jonathan Lane
- Linda Saunders

Vertically integrated – full in-house capability

Experienced global management

Melbourne, Australia

Corporate
- *Corporate office*
- *Investor / corporate relations*



Rhode Island, USA

Pre-clinical, regulatory

• Product development • Regulatory affairs • Clinical studies • Business development
• CP and liver pre-clinical studies • Biomaterials / encapsulation • Transgenic / primate studies

Perugia, Italy

• Clinical trials / materials research



Auckland, New Zealand

Discovery, development

• Cell sourcing, manufacturing • Diabetes pre-clinical studies • GMP manufacturing
• SPF AI pig herd • Virology

A Pipeline of Developments

LCT Development Portfolio

NeurotrophinCell

- Pre-clinical small animal and primate studies completed
- Meets guidelines of 'orphan drug' for potential accelerated trials
- Regulatory IND application under preparation for approval of human clinical trials

DiabeCell

- Pre-clinical small animal research completed
- Primate studies ongoing
- Regulatory IND application under preparation for approval of human clinical trials

Fac8Cell

- Discovery and pre-clinical studies to continue

Discovery Programs

- Collaborative discussions in disease areas continuing
- Delivery device applications being assessed

Product Development Process

Obtaining US regulatory Food and Drug Administration (FDA) allowance to market a new product requires strict review. Laboratory and animal studies are initially used to assess the safety and therapeutic potential.

Encouraging results will prompt the company to file an Investigational New Drug Application (IND). If the IND is approved by the FDA and an Institutional Review Board, clinical trials can begin.

The clinical trial program involves three phases. In phase I, the goal is to demonstrate safety. Phase II targets not only expanded safety trials but evaluates product efficacy.

It is possible in biological products to sometimes combine phase I/II studies. At this point, a meeting with the FDA will normally be held to discuss the development process, any concerns and the protocols for phase III.

A New Drug Application (NDA) is filed at the completion of phase III. The FDA consults with various advisory committees to evaluate expert advice on safety, effectiveness and labelling. Once approved, the product can be marketed with FDA regulated labelling.

LCT's products are not formulated drugs but are based on live, natural cells. The products however will still follow the standard regulatory protocols and clinical trial process.

Accelerated development

During the clinical trial program, accelerated development and review of the therapy treatment can be obtained if it satisfies the criteria outlined in the Orphan Drug Act.

Orphan drug status is granted to therapies being developed for the treatment of rare diseases or conditions (less than 200,000 incidences in the US) where there is no current therapy or where current therapies could be improved.

"Because orphans serve a smaller population, they require less data; thus it's possible to have a fairly quick approval."
Marlene E. Haffner, MD, MPH
Director, Office of Orphan Products Development, FDA

Q&A

Mr Alfred Vasconcellos
President & CEO,
LCT BioPharma

What communication has there been with the FDA up to this point?

LCT has endeavoured to keep the FDA updated regularly with the progress of the company's developments. The LCT regulatory team are experienced in dealing with the FDA and in previous appointments have negotiated cell therapy products through the relevant regulatory processes.

Verbal discussions have already been held between members of the LCT regulatory team and senior members of the FDA to discuss the pre-IND and IND applications.

How far away is LCT from filing the IND applications?

At the time of writing, LCT is preparing IND packages for both our lead products, NeurotrophinCell and DiabeCell. Current expectations are that the formal pre-IND meeting will occur in the final quarter of 2005, followed by the filing of the IND application.

What are the implications of a successful IND application?

Entering clinical trials in 2006 for any one of our products will be a significant milestone for LCT. It will be a validation of the company's technology platform which is applicable across a number of disease areas.

Will LCT apply for orphan drug status?

Huntington's disease is a rare disease affecting 30,000 people in the United States and 1,200 in Australia. It has no current cure or treatment.

LCT is investigating the eligibility of the NeurotrophinCell product for orphan drug status and we are working closely within the guidelines set by the FDA. Orphan status entitles the company to a range of incentives including a period of market exclusivity, US tax benefits, R&D assistance and priority review designed to accelerate the approval process.

"It takes over your life, you can't do anything without thinking am I doing the right thing. I need to constantly control my blood sugar levels and think how long is it to my next meal. If I go for a run or bike ride I have to bring a snack with me and make sure I have glucose tablets with me at all times."
Michael, type 1 diabetic

Treating Diabetes

Diabetes is a chronic disease characterised by high blood glucose levels resulting from the body not producing insulin or using it properly. Insulin is a hormone needed for glucose to enter the cells and be converted to energy.

"For every one who knows they have diabetes, another has it but doesn't know."
Diabetes Australia

There are two main types of diabetes. LCT aims to treat insulin-dependent diabetes, (type I and 28% of type 2 diabetics). Type 1 diabetes occurs when the pancreas gland no longer produces the insulin needed. It is usually diagnosed in childhood or early adulthood and is one of the most common chronic childhood diseases in developed nations. The build-up in glucose in the blood deprives the cells of energy and over time can impact eye, kidney, nerve or heart functioning.

The chronic disease can have a devastating effect on an individual and their family. While the secondary effects of the disease are debilitating, it is the rigours of managing the disease which can also exact a large physical and psychological toll. Regular treatment usually consists of a number of insulin injections every day, blood glucose level tests, healthy eating plans and physical activity.

For children diagnosed with diabetes they can expect a life where they require multiple daily doses of artificial insulin. Pricking their finger and drawing blood before every meal, counting the carbohydrates in everything they eat and ensuring they have the right food and fluids with them at all times is a necessary way of life from the moment they are diagnosed.

"I am desperate for a cure. At some stage it's probably going to kill me, so anything I can do to mitigate that is worthwhile."
Peter, type 1 diabetic

Living in fear of misjudging their blood levels is a significant burden for adults, but for children the pressure is even more immense. The carefree childhood which is normally taken for granted is an impossible reality for children, adolescents and young adults struggling to manage the demands of type 1 diabetes.

LCT strives to give patients, and their families, a treatment for insulin-dependent diabetes which will give them control of their lives once again.

Health Statistics

- *The World Health Organisation has described diabetes as an epidemic, estimating 300 million people will be diagnosed worldwide by 2025.*
- *It is estimated that approximately 4.9 million people (in all age groups) have type 1 diabetes.*
  - *European region, 1.27 million*
  - *South East Asian region, 0.91 million*
  - *United States, approx 1.3 million*
  - *According to the US National Institutes of Health (NIH), an additional 30,000 Americans develop Type 1 diabetes every year, 13,000 of whom are children.*
- *Type 1 prevalence is 1.7 per 1,000 people in the US*
  - *13 million people - 6.3 percent of the population have diabetes (diagnosed only).*
- *Diabetes is Australia's fastest growing chronic disease.*
- *520,000 Australians are diagnosed with diabetes.*
- *Only 1,000 to 1,500 whole human pancreases are available in the United States each year. If only the islets are used, three to four adult pancreases are needed per procedure, narrowing the number of potential recipients to only 250 to 500.*

Market Data

- *Diabetes-related drug sales are expected to jump 12% annually through 2011 worldwide (compared with industry-wide growth rates of 6%).*
- *20% of US healthcare $ spent on diabetes related health problems.*
- *Treating type 1 diabetes is a $32 billion annual market opportunity (US alone).*
- *The revenue potential from existing type 1 diabetics is US$20 billion.*
- *Market will bear US$25,000 cost per successful islet cell transplant.*
- *Continuing revenue stream from newly diagnosed people could amount to US$600 million annually (Frost & Sullivan).*

"The diabetes market appears poised to post accelerating growth over the coming years."
C Shibutani, analyst, J.P. Morgan

■ DiabeCell

"DiabeCell is a porcine pancreatic cell product for the treatment of insulin-dependent (type 1) diabetes and 28% of type 2 diabetes."

A seaweed-derived coating (alginate encapsulation) isolates the transplanted pancreatic cells from the patient's immune system and eliminates the need for toxic immunosuppressant drugs. The protective membrane has pores which allow nutrients and insulin to pass through the alginate coating but protects the islet cells from being attacked by the recipient's immune system.

The extremely limited availability of suitable human islets for transplantation makes the use of pig islets a viable and important therapeutic alternative. Pig insulin is almost identical to human insulin and has been used clinically for over half a century.

These healthy coated islet cells are injected into the body via a simple medical procedure under local anaesthetic. The cells produce insulin and help regulate blood glucose levels appropriate to the amount of glucose detected in the bloodstream of the recipient.

LCT scientists initially undertook an eight week study and transplanted the coated islet cells into mice with diabetes and demonstrated the ability to treat this disease. The cell implants were also shown to survive for eight weeks in healthy monkeys. This proof of principle demonstration allowed the primate studies to proceed and also confirmed the safety of the implanted porcine cells. The results were presented by LCT Medical Director Professor Bob Elliott at the International Transplantation Association meeting in Vienna in September 2004.

Controlled primate studies demonstrating safety and efficacy are an important part of the information required by regulatory bodies such as the US Food and Drug Administration (FDA) before allowing trials in humans with type 1 diabetes.

"I had a whole lot more energy, a whole lot more feeling of wellbeing, my blood sugars were more controlled. It knocked out the highs and lows which means you can lead a much more normal life."
Nikki, DiabeCell recipient

The company then completed the world's largest controlled diabetic primate pre-clinical study of its kind. The DiabeCell study used 16 monkeys with diabetes, eight of which were implanted with LCT's proprietary encapsulated islets and the remaining eight received empty capsules. The DiabeCell treatment was well tolerated with no adverse reaction in the treated monkeys and their insulin requirements were reduced.

LCT also reported the nine year survival of encapsulated pig islets in a human patient with type 1 diabetes at the 2005 International Pancreas and Islet Transplant meeting in Geneva. In 1996 a human clinical trial for an early prototype of the DiabeCell product was approved and carried out in New Zealand. After the treatment, the Auckland man achieved better control of his diabetes and his required insulin dosage was reduced by as much as 34 per cent.

Product Developments

- *Preparing submission of pre-IND for phase 1 clinical trial*
- *Successful safety / efficacy of DiabeCell in pre-clinical primate trial obtained*
- *Authorised pilot human trials conducted in New Zealand*
- *Long-term function of islet cells in human patient (after 9 years)*
- *Reduction of extreme fluctuations in blood glucose levels*

"The islet cell transplant reduced my need for insulin by about 30 per cent. My immune system became more robust."
Michael, DiabeCell recipient (pictured below)

An inspection of his abdominal cavity nine years later revealed a small number of intact capsules and the presence of insulin. While the results were for only one patient, it demonstrated the effectiveness of the encapsulation technology and that the cells continued to produce insulin for a number of years.

LCT has since adopted the best features of the prototype islet technology and further advanced the effectiveness of the proprietary encapsulation as the DiabeCell product moves closer to the phase 1 human clinical trial stage.



Treating Huntington's Disease and Stroke



Huntington's disease

Health Statistics

- *Prevalence of more than 1 per 100,000 people in the Western world*
- *Over 30,000 Americans have HD and over 200,000 more are at risk of inheriting it from a parent*
- *In Australia about 1,200 people now have HD and approx. 6,000 are at risk*

Market Data

- *Annual cost to US healthcare estimated greater than US$2.5 billion*
- *The market will bear the cost of $30,000 per treatment*
- *LCT's NeurotrophinCell product will have the capacity to initially treat 25% of existing patients and 100% of new patients*
- *Estimated sales potential of $933 million*

Huntington's Disease

Huntington's Disease (HD) is an inherited degenerative brain disease with the symptoms gradually worsening over time. The disease is genetic and usually strikes between the ages of 30 and 45. Every child of an HD parent has a 50 per cent risk of inheriting this genetic disease.

Patients can be diagnosed prior to the symptoms surfacing. In its earliest stages, the patient's mind remains relatively clear as their body begins to fail.

The uncontrollable movements and difficulty walking signal the onset of the disease and eventually lead to behavioral changes, dementia and severe motor impairment.

Symptoms include involuntary jerking movements of the limbs, face and trunk; increasing difficulty with communication, swallowing and walking; problems with planning, organisation and initiating, as well as personality change.

HD is ultimately fatal and there is presently no known cure or effective treatment. Whilst the physical signs of grimacing, twitchiness and impaired co-ordination are the most obvious, the psychological effects should not be disregarded. Sufferers of Huntington's Disease are often victims of severe depression, with many refusing to go out in public once the symptoms begin.

Many sufferers have described the affliction as having a healthy mind trapped in a body that is slowly breaking down.

Stroke

Stroke (also known as cerebrovascular thrombosis or haemorrhage) occurs when the supply of blood to the brain is suddenly disrupted. When blood stops moving, the brain is deprived of oxygen. Brain cells in the area die and damage may be permanent.

One of the common misconceptions of stroke is that it is a condition isolated to the elderly.

Contrary to popular belief, over 50 per cent of strokes strike people under the age of 75 and around 5 per cent of stroke victims are under the age of 45.

AFL footballer Angelo Lekkas (aged 27) was perhaps the most high profile stroke victim within this under 45 demographic in Australia in 2005.

He suffered a stroke whilst playing for his club Hawthorn in a pre-season practice game but recovered sufficiently to resume playing later in the year.

There are now approximately 220,000 Australian stroke sufferers such as Angelo living in the community and the numbers are projected to rise in the years to come.

Many are not as fortunate to have recovered in such a stunning fashion.

Stroke

Health Statistics

- *Stroke is the third largest cause of death in Australia and the United States*
- *48,000 people experience a stroke in Australia each year*
- *This number is predicted to rise to 74,000 by 2017*
- *Of the 48,000 people that experience a stroke each year, one third will die in the first 12 months*
- *Approximately 220,000 Australian stroke sufferers are living in the community*

■ NeurotrophinCell

"A choroid plexus (brain) cell product with the potential to treat diseases of the nervous system such as Huntington's disease and stroke."

LCT's NeurotrophinCell treatment implants new choroid plexus cells into the brain. Choroid plexus cells produce spinal cord fluid and a range of protective proteins (neurotrophins) to help repair and protect the brain from damage.

The cells are encapsulated in a clear bio-capsule derived from seaweed. This encapsulation hides the cells from the patient's immune system yet allows the passage of nutrients and chemical signals necessary for functionality and survival. The cell treatment is transplanted into the region of the brain predominantly affected by Huntington's disease, known as the striatum, or other sites close to the brain region that are damaged or diseased.

The NeurotrophinCell product is capable of protecting brain tissue that would otherwise die, potentially forestalling or even preventing the debilitating consequences of neurodegenerative diseases. The product has the potential to treat diseases such as Huntington's disease and stroke and may also prove to be beneficial for a range of other neurodegenerative diseases including Parkinson's, Alzheimer's and motor neuron disease.

At present, the company is submitting a pre-IND application to the relevant regulatory bodies for permission to conduct a clinical trial in the United States. The trial would involve the injection of a small volume of the capsules onto the brain of patients who already experience symptoms of the disease. This trial would initially be for fewer than 10 patients to test for safety of the procedure. LCT has the unique opportunity to potentially design treatments that can intervene prior to the onset of degeneration from Huntington's disease.

There is no other neuroprotective cell transplant product targeting the treatment of Huntington's disease itself, not just the symptoms.

Product Developments

- *Pre-clinical results revealed that brain cell damage in primates treated with NtCell was five times less than cell damage in control animals affected by HD (approx. 50 per cent cell death versus 10 per cent)*
- *Data from pre-clinical studies with animals receiving NeurotrophinCell transplants showed 86 per cent less damage to the brain and dramatically improved limb use.*

Q&A

Dr Dwaine Emerich,
Vice-President of Research,
LCT BioPharma

What are choroid plexus cells?

Choroid plexus cells are responsible for producing the fluids that surround and bathe the brain as well as supplying the nurturing and protective factors found in that fluid.

Where are the cells sourced?

The cells used were from specially-bred pigs in New Zealand. The pigs are quite unique and have none of the common viruses or diseases. They are kept in very clean facilities, under strict regulatory and ethical guidelines. Human choroid plexus cells are also being considered.

What did the trials involve?

The trials used living natural pig brain cells (the cells that produce a range of protective proteins), coated in a seaweed-based gel. The gel capsules containing the cells are injected into the brain in the striatum region, which is usually the region affected by Huntington's. Quinolinic acid, a naturally occurring compound that in high concentrations kills a similar kind of neurons that die in Huntington's disease, was injected to the site to mimic the effects of HD.

What were the results?

Results indicate that the cells produce a cocktail of protective proteins and factors that act to protect the cells that have been damaged from Huntington's Disease.

What is the expected timeframe given the human trials are approved?

It is hoped that if the initial human trial shows a positive result, the product will be fast-tracked to enable a larger patient trial much faster than is normal. The company believes this could see approval of a product within 2-3 years.

Will trials be done in Australia?

At present, the Australian regulatory body has a hold on any human trials involving animal cells (called xenotransplantation). The company believes that there is now sufficient information available to show that there is not an elevated risk in using these cells. The company will continue to talk with the regulators to see if Australian human clinical trials will be possible in the future.

■ Theracyte - A Controlled Drug Delivery Device



Earlier this year, LCT announced it had entered into a letter of intent with Theracyte Inc and Baxter Inc to acquire the technology and intellectual property rights of Theracyte Inc.

The Theracyte Deal

- *Cashless transfer of the Theracyte assets to LCT in exchange for the issue to Theracyte shareholders of 300,000 shares in LCT*
- *3,000,000 options to purchase unissued shares in LCT will vest upon the future regulatory approval for the first Theracyte product*

The Theracyte technology and patents cover a family of small, thin, pillow shaped devices which can be filled with cells and placed under the skin to deliver drugs and therapeutic factors. The devices are used to treat a wide range of diseases without requiring frequent injections, immunosuppressive drugs, or external pumping machines. Membranes protect the enclosed tissues from rejection by the patient's immune system but still allow the therapeutic to freely diffuse from within the device.

The technology was initially developed by Baxter Inc and then spun out into Theracyte, a stand alone company focused on cell therapy. The device suite is a result of over a decade of development (and an investment of US$90 million) and is already approved by the FDA for clinical trial cell applications. Most importantly, the devices have been shown to be safe and effective in humans for up to one year.

Under the terms of the letter of intent, current Theracyte shareholders including Baxter, will receive LCT stock and a future royalty on product sales in return for the cashless transfer of Theracyte assets to LCT. The assets cover the family of devices and include the technology, a significant patent portfolio, data, equipment and an inventory of raw materials for manufacture of the devices.

The acquisition will provide LCT with world-wide protection for the use of live cells in a wide range of therapeutic devices and opens up a new expanded range of disease targets.

LCT shareholders confirmed the acquisition at a Special General Meeting held in Sydney in May.



Theracyte Drug Delivery Device

Q&A

Professor Bob Elliott,
Medical Director

Describe Theracyte's drug delivery device.

The devices are like a permeable teabag. They can be filled with cells and placed under the skin or elsewhere to release drugs and bioactives.

They are minimally-invasive, can be filled or replaced easily and offer a controlled method of drug delivery that may be applicable to treating a significant range of diseases.

How do the devices differ from LCT's current products?

The Theracyte devices complement our current discrete alginate microcapsules which are best for products like DiabeCell for diabetes and NeurotrophinCell for Huntington's disease.

The thin flat Theracyte products will enable additional cell types to be placed in locations within the body, such as under the skin. Together, the combined delivery methods further demonstrate that LCT is one of the most significant cell therapy companies in the world.

What additional benefits do the devices offer?

The device has the potential to treat diseases where only a small number of cells are needed. It also provides LCT with the opportunity for collaboration in additional disease areas such as haemophilia, cancer and multiple sclerosis. The markets for the device could be substantial.

What does the Theracyte deal mean?

Theracyte provides LCT with an alternative cell delivery system with FDA clinical trial approval. It expands LCT's ability to supply live cell products to the international market and potentially speeds up the process to start human clinical trials in additional areas. The new technology adds enormous value to LCT shareholders and cements the company's reputation as an international cell therapy company.

Explaining LCT's Technology

"LCT focuses on developing treatments where healthy living cells are injected into patients to replace or repair damaged tissue. LCT's alginate encapsulation (sea-weed derived coating) technique ensures no life-long toxic immunosuppressive drugs are needed by the patient."

- Porcine and human cell sources
- High health status pigs (NZ)
- Free from common viruses
- Adheres to FDA (US regulatory body) standards


cell source

- Live cells examined and tested to ensure safety and function.
- Live cells passed through a sea-weed derived liquid to cover the cells (alginate microencapsulation).
- Each capsule about 0.5mm diameter (size pin-head), contains 100's to 1,000's of live cells.
- The resulting capsule prevents the cells being recognised as foreign by a patient's immune system.


encapsulation

- Capsules provide protection from the immune system
- Nutrients can pass into the cells, hormones and insulin can pass from the capsules into the body.
- The cells are not recognised as foreign and are happy and safe within the body.
- Immunosuppressive drugs are not required.


stimuli nutrients
therapeutic agents
in vivo
antibodies & immune cells

■ Discovery Programs

LCT develops live, injectable cell therapy products to replace or repair damaged cells, for the treatment of life threatening diseases.

Strong Research Capability

Living Cell Technologies possesses a technology platform and cell supply applicable to the treatment of a number of disease areas. In addition to the two products nearing the clinic, LCT owns two drug delivery mechanisms and maintains a strong research and discovery focus. Strong pipeline growth allied with a patent portfolio in the major jurisdictions, and the potential to out-license encapsulation, Theracyte technology and a secure cell supply puts LCT in an extremely favourable market position.

In the financial year 2004/05, LCT management undertook the strategic decision to focus on the NeurotrophinCell and DiabeCell products based upon market factors. The high unmet medical need, large waiting lists and profitable pricing models provide solid market opportunities for LCT's products.

A number of other research discovery programs remain active and include the treatment of Haemophilia, Stroke, Amyotrophic Lateral Sclerosis (ALS), Central Nervous System (CNS) Trauma and Spinal Injury.

Haemophilia

The most advanced of these discovery programs is the treatment for haemophilia. Haemophilia is a blood clotting disorder in which one of the essential clotting factors is deficient. Contrary to popular belief, a person with haemophilia will not cut themselves and have blood flowing from the wound. The bleeding is mostly internal and regular treatment is given by injecting the missing clotting factor into the veins.

Fac8Cell

LCT's Fac8Cell product uses pathogen-free liver associated cells (hepatocytes) to produce factor 8 required for blood clotting. The alginate encapsulation isolates the transplanted cells from the patient's immune system, ensuring no unpleasant side-effects from immunosuppressive drugs.

The implanted liver cells may also be applicable to other disorders that arise from abnormal liver function. Research and development is continuing and the rate of development is expected to accelerate after the NeurotrophinCell and DiabeCell products advance to the clinical trial phase.

Disease Indication	Discovery	Preclinical	IND	Phase 1
Huntington's NeurotrophinCell				
Type 1 Diabetes DiabeCell®				
Haemophilia Fac8Cell				

Market Data – Haemophilia

- *One of the most expensive diseases to treat (over $110,000 per patient per year)*
- *Occurs in 1 in 6,000-10,000 males internationally (1,800 in Australia)*
- *Replacement clotting factor market size is US$200 million for Haemophilia B and over US$1billion for Haemophilia A*

Collaborative Programs

1. Virology studies

Elisabeth Macarthur Agricultural Institute, Australia
Robert Koch Institute, Germany
Massey University, NZ
Forte Dodge Veterinaria, Spain

LCT's virology group is consistently investigating pig retroviruses and provides data to the US Centre for Disease Control. Professor Joachim Denner of the Robert Koch Institute has contributed greatly to investigating the risks of infection from xenotransplantation. He has measured antibodies to porcine endogenous retrovirus (PERV) in humans and primates who have received islet transplants from the LCT pig herd.

Professor Roger Morris of Massey University is an internationally recognised expert on pig diseases and has contributed significantly to understanding the potential for human infection from the LCT source herd. LCT is involved in Professor Morris' study of pig circovirus type 2 (PCV2) as a potential cause of pig multisystemic wasting syndrome (PMWS). PCV2 is a virus found in all pigs tested by LCT except the LCT herd sourced from the Auckland Islands.

LCT has also conducted a joint study with Dr Monica Balash of the Forte Dodge Veterinaria, Research and Development

LCT is conducting discovery / pre-clinical programs, or is in collaborative discussions on the following programs:

- *ALS*
- *CNS trauma*
- *Multiple sclerosis*
- *Spinal injury*
- *Stroke*

Department in Spain on the prevalence of PCV2 in some New Zealand pig herds. LCT currently uses the Virology Laboratory at Elisabeth Macarthur Agricultural Institute in Sydney to perform serological tests on PCV2 and Mycoplasma hyopneumonia for routine herd screening and for the PMWS study.

2. Encapsulation technologies

University of Perugia, Italy
Vanderbilt University, USA

Encapsulation techniques have been greatly enhanced through LCT's strategic relationship with the Department of Medicine and Endocrine and Metabolic Services, University of Perugia, Italy and Vanderbilt University.

The alginate encapsulation procedure used to immuno-protect LCT's porcine islet cells was developed in conjunction with Dr Riccardo Calafiore and his colleagues in Perugia. The material used is licensed exclusively to LCT.

Another collaborator, Professor Taylor Wang of Vanderbilt University in Tennessee, USA has also developed an alternative encapsulation material and technology. Results from the pre-clinical trials utilising LCT xeno-cells and Dr Wang's encapsulation technology may also provide the basis for further Phase I trials in the US.

3. Huntington's disease and stroke programs

Brown University, USA
Georgia Medical College, USA
Rush Presbyterian Medical Center, USA

LCT's neurobiological group worked with a number of institutes and leading research personnel (including Dr Caesario Borlongan at the Georgia Medical College, Dr Kim Boekelheide at Brown University and Dr Jeffery Kordower at the Rush Presbyterian Medical Center in Chicago, Illinois) to progress its NeurotrophinCell product in Huntington's disease and stroke models.

4. Other programs

Auckland Hospital, NZ - joint study which aims to identify the prevalence and clinical significance of the Hepatitis E virus in the human New Zealand population.

Brown University, USA - polymer chemistry investigations.

Kiwi Ingenuity Limited, NZ - using specialist expertise in surface carbohydrate antigens and recently developed techniques, LCT's pig herd was blood typed, allowing a selective breeding program to provide cells less likely to be rejected.



Our People

An International Team

LCT has purposefully assembled the best technology, resources and people from around the globe to create a truly international cell therapy company.

Using decades of experience in cell therapy from companies such as Diatranz, CytoTherapeutics, Pfizer, Alkermes and Neurotech, LCT combines three world-class groups into a single operating company.

LCT's Auckland-based team is focused primarily on early stage research and the manufacture of products for pre-clinical and clinical studies. The experienced and dedicated virology department supports the specific pathogen-free breeding facilities, clean rooms and research laboratories and hosts the world's most advanced porcine herd for therapeutic transplantation.

LCT Research Capability

The combined experience of LCT's team:

718	*scientific articles published*
243	*combined years in research*
104	*patents*
59	*products supported through clinical trial phases*

The multi-disciplinary team located in Rhode Island has been assembled from experts with more than half a century of combined cell-based product and regulatory experience and the proven track record in bringing products to commercialisation.

The wholly owned US subsidiary contributes to LCT's product development, regulatory and clinical affairs, business development and commercialisation efforts.

The Melbourne office was established to enable better access to its shareholders and the local Australian investment community. Combined with their counterparts in New Zealand and the United States, the result is a world-class staff with the experience and capability to shepherd LCT's products from conception to sales.

Dr Olga Garkavenko, PhD

Awarded:
International Scientist of the Year - 2004
International Health Professional of the Year - 2004
International Biographical Centre, Cambridge

Dr Garkavenko is Head of Molecular Diagnostics at LCT's Auckland R&D facility.

Q&A

Dr A Ferguson
BVSc MRCVS, B Agr
Chief Veterinarian

Why use pig cells?

We are using pig cells as they have the following characteristics:

- They are mammalian cells which have been proven to function for years in the alginate capsules in humans and animals.
- Pig cells follow a wide variety of biological products sourced from pigs. Pig insulin, clotting factors and heart valves have successfully been used in human medicine for many years. Pig islets and other tissues have proven to be physiologically compatible with humans.
- Through investigation over the past 20 years, LCT has confirmed that the Auckland island disease free pig is a very safe source of tissues.
- LCT and others throughout the world have concentrated a large amount of research into retroviruses of pigs which were of concern. There are many pig herds which have been tested and found to be non-transmitters of PERV. LCT's Auckland Island pigs in particular have been shown to be non-transmitters of PERV.

Why are the Auckland Island pigs so important?

LCT's Auckland Island pigs are arguably the most disease free pigs in the world. Thorough screening for disease at quarterly intervals has demonstrated that they are free from the microbial pathogens of pigs, and indeed are the only known herd in the world which is Porcine Circovirus 2 free.

How can we judge the high health status of the pigs?

The LCT Virology Department has submitted samples to recognised experts in the USA, Australia, Germany, Canada and Spain and their findings have been confirmed.

How does LCT mitigate the risks of contamination?

The pigs must be raised in isolation from all other animals in a pathogen free sterile environment. Standard Operating Procedures in such facilities ensure that the health status remains the same. Regular microbiological screening is also part of the routine.

Dr Ferguson is based in Auckland and is responsible for the management and health of special purpose pathogen-free pigs and production of high quality porcine cells for LCT's research and development programs.





Management Team

(Full bios are contained on page 31)

Mr David Collinson
Chief Executive Officer

Mr Collinson is Chief Executive Officer of Living Cell Technologies with extensive experience in government and regulatory advocacy, business management and capital raising.

Prof Robert Elliott
Medical Director

Professor Elliott is Medical Director of Living Cell Technologies and a world leader in diabetes and autoimmune related research.

Mr Alfred Vasconcellos
President & CEO, LCT BioPharma Inc

Mr Vasconcellos serves as President and CEO of LCT BioPharma, with large pharmaceutical and clinical trial expertise.

Dr Paul Tan
Managing Director

Dr Tan is Head of LCT's New Zealand operations.

Dr Tan was previously Chief Executive Officer of CenTec Ltd and founding Deputy Director and Head of the health division at Genesis Research & Development Corporation Limited.

He has had wide experience on all aspects of assessment and selection of products for commercialisation, expansion of intellectual property, product development and managing critical paths, timelines and establishing and managing international partnerships.

Dr Tan has been research fellow, associate professor in immunology and a physician rheumatologist and has worked in Canada, Australia, Singapore and New Zealand. He holds patents relating to the therapeutic uses of microbial products.

Dr Dwaine Emerich
Vice President of Research

Dr Emerich is Vice President of Research for LCT BioPharma. He joined LCT from Sertoli Technologies Inc, leading the company's research efforts to develop and commercialise Sertoli-based cell products. Prior to LCT, he was also Director of Biological Research for Alkermes Inc and Cyto Therapeutics Inc. Dr Emerich had contributed to almost 200 scientific articles. He is currently a member of several scientific journal editorial boards and has lectured across the United States and Europe.

Mr Richard Justice
Chief Financial Officer

Mr Justice is a qualified accountant, with post-graduate business management qualifications and extensive experience in the financial and operational management of high growth organisations.

Prior to joining LCT, Mr Justice was a Director and CEO (and before this was COO and CFO) of a major South Pacific IT company, which was headquartered in New Zealand, being listed initially on the ASE and later the TSE in Canada, before securing a main board NASDAQ listing (one of the few New Zealand based businesses to have accomplished this).

During the period of rapid growth, Mr Justice led the NASDAQ listing process for the company and assisted in both the capital raising program in Canada and the United States, as well as the raising of debt funding in Australasia.

Ms Paris Brooke
General Manager

Ms Brooke is a highly qualified biotechnology executive with post graduate qualifications in science communication and experience in business positioning, strategic advice and stakeholder management.

Previous to this appointment, Ms Brooke held the position of Policy and Communication Manager at AusBiotech - Australia's Biotechnology Industry Organisation, where she drove federal industry advocacy programs.

Ms Brooke has also been instrumental in the biotechnology sector through her management of businesses including SDA Biotech, a life sciences communications group, and BioNetwork, the first national magazine in Australia dedicated to biotechnology. She has previously worked for ABC Radio and in an agri-business start-up.



Scientific Advisory Committee

Dr John Court MB, BS, FRACP
Chairman of Panel

Dr Court has a private consultant practice in paediatric and adolescent medicine in Melbourne, Australia. He is also a consultant at the Royal Children's Hospital Melbourne.

He has held consultant and teaching positions at the University of London and as a paediatric endocrinologist at London's Middlesex Hospital. He has been Director of Diabetes Services, Director of the Department of Adolescent Medicine and Senior Physician at the Royal Children's Hospital Melbourne.

Professor Robert Seamark BAgSc, PhD

Professor Seamark is a leading figure in Australian biotechnology. He consults to biotechnology companies with a focus on the commercialisation of medical, veterinary and environmental technologies. He is author of more than 200 scientific papers and seven patents and spent most of his career as Senior Lecturer/Reader in Endocrinology at the Department of Obstetrics and Gynaecology at the University of Adelaide, Australia.

He established the Cooperative Research Centre for the Biological Control of Pest Animals. In 2001 Professor Seamark became Director and Chair of the Advisory Board of the Flinders Medical Research Institute in Adelaide.

Dr Jennifer Couper MBChB, FRACP

Dr Couper is director of Diabetes and Endocrinology at the Women's and Children's Hospital South Australia, and Associate Professor of Paediatrics at the University of Adelaide, Australia.

Professor Robert Elliott MBBS, MD, FRACP

Professor Elliott is medical director and co-founder of LCT.

Mr Alfred V. Vasconcellos Bs Esc, MD, MEM

Mr Vasconcellos is President and CEO of LCT BioPharma.

Q&A

Dr John Court

What do you think is the greatest challenge facing diabetes research?

The greatest challenge today is to find a method of treatment that is safe, does not cause harm and effectively mimics the normal physiological release of insulin. Ultimately of course, research must pursue two major goals: to prevent diabetes, and for those who have the disease, to cure it.

What in your opinion is the key feature of LCT's technology?

There are several advantages, and each have a wide application in the treatment of serious diseases. The first is the ability to deliver a missing substance to the patient in the same way, in the same place and in the appropriate amount that occurs in normal health. The second is to do this without the need for drugs that prevent rejection, which themselves have powerful side effects. The third is to deliver products that are safe and effective for a wide range of diseases. The diseases are all enormously expensive to treat on a long term basis by current methods of treatment which are relatively ineffective.

As a product - how do you predict the uptake of such a technology in the market?

I predict that demonstrating that the technology is effective and safe in clinical trials will lead to widespread interest in the clinical community and this will attract substantial market interest.

Why did you accept a position on LCT's Scientific Panel?

My professional career has been largely directed to the care of chronic and disabling disorders that start in childhood, such as diabetes. I have been attracted by the innovative approach of the research team at LCT, their sound scientific basis and careful investigative methodology. It is an honour to be providing, with my colleagues on the panel, an independent view on LCT's research initiatives and development procedures.

Scientific Publications

Scientific papers published during the financial year.

Borlongan CV, Skinner SJM, Geaney M, Vasconcellos AV, Elliott RB, Emerich DF. CNS grafts of rat choroid plexus protect against cerebral ischemia in adult rats. Neuroreport Vol 15 No19, July 2004.

Borlongan CV, Skinner SJM, Geaney M, Vasconcellos AV, Elliott RB, Emerich DF. Neuroprotection by encapsulated choroid plexus in a rodent model of Huntington's disease. NeuroReport Vol 16 No 16. 15 November 2004, 2521-2525.

Borlongan CV, Skinner SJ, Geaney M, Elliott RB, Vasconcellos AV, Emerich DF. Intracerebral transplants of choroid plexus provide structural and functional neuroprotection in a rodent model of stroke. Stroke Sept 2004, 35(9): 2206-10.

Dufour JM, Gores P, Hemendinger R, Emerich DF, Halberstadt C. Transgenic Sertoli cells as vehicle for gene therapy. Cell Transplantation 13:1-6, 2004.

Dufour, JM, Hemedinger R, Halberstadt CR, Gores P, Emerich DF, Korbutt GS, Rajotte RV. Genetically engineered Sertoli cells are able to survive allogeneic transplantation. Gene Therapy 11:694-700, 2004.

Elliott RB, Escobar L, Calafiore R, Basta G, Garkavenko O, Vasconcellos A, Bambra C. Transplantation of micro and macro encapsulated piglet islets into mice and monkeys. Transplantation Proceedings, Jan 2005, 37(1): 466-469, 2005.

Elliott RB, Escobar L, Garkavenko O, Bambra C. Safety and Efficacy of Encapsulated Islet Xenotransplantation. Congress of the Transplantation Society, 5 - 10 September 2004, Vienna, Austria. (poster) Transplant Proc Jan-Feb 2005, 37(1): 477-80.

Emerich DF. Dose-Dependent Neurochemical and Functional Protection Afforded by Encapsulated CNTF-Producing Cells. Cell Transplantation Vol 13 p 839-844, 2004.

Emerich DF. Letter to the Editor. Drugs Today (Barc.) 40:271, 2004.

Emerich, DF. Nanomedicine-prospective therapeutic and diagnostic applications. Expert Opinion in Biological Therapy 5:1-5, 2005.

Emerich DF. Sertoli cell grafts for Huntington's disease. An Opinion Neurotoxicity Research. Neurotoxicity Research 5:517, 2004.

Emerich DF. The convergence of cell transplantation and nanotechnology. Cell Transplantation 13:477-479, 2004.

Emerich DF. Toward cell replacement therapy. Experimental Neurology 187:537, 2004.

Emerich DF, Borlongan CV. Huntington's disease: pre-clinical models to therapy using genetically-modified immunoisolated cells and lentiviral vectors. Gene Therapy and Molecular Biology 8:45-59, 2004.

Emerich DF, Skinner SJ, Borlongan CV, Vasconcellos AV, Thanos CG. The choroid plexus in the rise, fall, and repair of the brain. BioEssays 27:262-274, 2005.

Emerich DF, Thanos CG. Immunoisolated Cells. The Encyclopedia of Medical Genomics and Proteomics. Marcel Dekker, Inc. New York 2004.

Emerich DF, Vasconcellos AV, Elliott RB, Skinner SJ, Borlongan CV. The choroid plexus: function, pathology and therapeutic potential of its transplantation. Expert Opin Biol Ther. 2004 Aug;4(8):1191-1201.

Emerich DF, Winn SR. Neuroprotective effects of encapsulated CNTF producing cells in a rodent model of Huntington's disease are dependant on the proximity of the implant to the lesioned striatum. Cell Transplantation 13:253-259, 2004.

Garkavenko O. Swine hepatitis E in New Zealand. Surveillance Magazine, 2004, 31 (3).

Garkavenko O, Croxson MC, Irgang M, Karlas A, Denner J, Elliott RB. Monitoring of potentially xenotic viruses in pig islet xenotransplantation. Journal of Clinical Microbiology. V42 (11), p 5353-5356, November 2004.

Garkavenko O, Elliott RB, Croxson MC. Identification of pig circovirus type 2 in New Zealand pigs. Transplantation Proceedings, Jan-Feb 2005, 37(1): 506-9.

Garkavenko O, Emerich DF, Muzina M, Muzina Z, Vasconcellos AV, Ferguson AB, Cooper IJ, Elliott RB. Successful xenotransplantation of neonatal liver cells. Transplantation Proceedings, Jan-Feb 2005; 37(1): 477-80.

Garkavenko O, Muzina M, Nathu D, Emerich D, Thanos C, Elliott R Xenotransplantation of Pig Liver Cells. Immunology & Cell Biology, Vol 83(4)August 2005 (Presented at Transplantation Soc of Aust & NZ May 2005)

Gongora J, Fleming P, Spencer PB, Mason R, Garkavenko O, Meyer JN, Droegemueller C, Lee JH, Moran C. Phylogenetic relationships of Australian and New Zealand feral pigs assessed by mitochondrial control region sequence and nuclear GPIP genotype. Mol Phylogenet Evol. 2004 Nov; 33(2):339-48.

Halberstadt C, Emerich DF, Gores P. Use of Sertoli cell transplants to provide local immunoprotection for tissue grafts. Expert Opinion in Biological Therapy 4:813-825, 2004.

Isaac JR, Skinner S, Elliott RB, Salto-Tellez M, Garkavenko O, Khoo A, Lee KO, Calne R, Wang DZ. Transplantation of Neonatal Porcine Islets and Sertoli Cells into nonimmunosuppressed nonhuman Primates. Trans Proceed 2005 Jan/Feb; 37(1):487-80.

Newman MB, Davis CD, Borlongan CV, Emerich DF, Sanberg PR. Transplantation of human umbilical cord blood cells in the repair of CNS diseases. Expert Opinion in Biological Therapy 4:121-130, 2004.

Newman MB, Emerich DF, Borlongan CV, Sanberg CD, Sanberg PR. Use of human umbilical cord blood (HUCB) cells to repair the damaged brain. Current Neurovascular Research 1:269-281, 2004.

Salzberg-Benhouse HC, Bartus RT, Fu K, Emerich DF. Pulmonary delivery of L-dopa produces rapid alleviation of behavioral and neurochemical deficits in a rodent model of Parkinson's disease. Journal of Pharmacology and Experimental Therapeutics 13:253-259, 2004.

Skinner SJ, Borlongan VC, Emerich DF, Geaney M, Vasconcellos AV, Elliott RB. Encapsulated Choroid Plexus allo and xeno transplants for the treatment of central nervous system diseases. Immunology & Cell Biology. Vol 83(4)August 2005 (Presented at Transplantation Soc of Aust & NZ May 2005).

Skinner SJ, Emerich DF, Elliott RB, Geaney M, Vasconcellos AV, Borlongan CV. Encapsulated choroid plexus cell transplants for the treatment of central nervous system diseases. Experimental Biology XXXV Int'l Congress of Physiological Sciences Vol 19, Number 5 April 2005 (San Diego Congress).

Thanos CG, Bell WJ, O'Rourke P, Kauper K, Sherman S, Lim A, Stabila P, Tao W. Sustained Secretion of CNTF to the Vitreous using the ECT-Based NT-501 Intraocular Device for the Treatment of Retinitis Pigmentosa. Tissue Engineering 2004; 10(11-12): 1617-1622.

Thanos C, Yip K-P, Mathiowitz, E. Intestinal Uptake of Polymer Microspheres in the Rabbit Studied with Confocal Microscopy. Journal of Bioactive and Compatible Polymers 2004; 19:247-266.

Wang DZ, Skinner S, Elliott R, Escobar L, Salto-Tellez M, Garkavenko O, Khoo A, Lee KO, Calne R, Isaac JR Xenotransplantation of neonatal porcine islets and Sertoli cells into nonimmunosuppressed streptozotocin-induced diabetic rats. Transplant Proc. Jan-Feb 2005 37 (1):470-1.

Winn SR, Emerich DF. Managing chronic pain with encapsulated cell implants releasing catecholamines and endogenous opioids. Frontiers in BioScience 10:367-378, 2005.

Scientific Presentations

Scientific presentation proceedings during the financial year.

Elliott, RB., Escobar, L., Garkavenko, O., and Bambra, C., Safety and efficacy of encapsulated islet xenotransplantation, International Congress of the Transplantation Society 2004, Vienna.

Elliott, RB., Escobar, L., Tan, PL., Vasconcellos, AV., Emerich, DF., and Thanos, CG, Long term survival of alginate encapsulated piglet islets in a patient with type 1 diabetes, World Congress of the International Pancreas & Islet Transplant Association 2005, Geneva.

Elliott, RB., Tan, PL., Escobar, L., Vasconcellos, AV., Emerich, DF., Calafiore, R., and Bambra, C., Intraperitoneal alginate encapsulated neonatal porcine islets ameliorate diabetes long term in a primate model, American Diabetes Association 65th Scientific Sessions, San Diego, CA.

Garkavenko, O., Emerich, DF., Muzina, M., Muzina, Z., Vasconcellos, AV., Ferguson, AB., Cooper, IJ., and Elliott, RB., Xenotransplantation of neonatal porcine liver cells, International Congress of the Transplantation Society 2004, Vienna.

Kauper, K., Sherman, S., Stabila, P., Litvak, D., Lee, A., Heatherton, P., Lydon, J., Thanos, CG., and Tao, W., Intravitreal Delivery of Therapeutic Molecules Using Encapsulated Cell Technology in Rabbit and Rodent Animal Models; Ocular Angiogenesis 2005, Cambridge, MA.

Skinner, SJM., Borlongan, CV., Emerich, DF., Geaney, M., Vasconcellos, AV., and Elliott, RB., Encapsulated choroids plexus allo- and xeno-transplants for the treatment of central nervous system diseases, Transplantation Society of Australia and New Zealand, Canberra.

Thanos, CG., Skinner, SJ., Borlongan, CV., and Emerich, DF. Intracerebral transplants of encapsulated choroid plexus are neuroprotective in animal models of stroke and Huntington's disease. Meeting of the Cell Transplant Society 2004, Boston, MA.

■ Patents

LCT holds patents and patent applications in 8 main patent families that cover the use and treatment of diabetes, use and treatment of CNS disorders and porcine cells in xenotransplantation. Patents are granted in the US and NZ.

The patent families are as follows:
- Porcine islets in the treatment of diabetes
- Encapsulated islets and their transplantation
- Sertoli and islet aggregates
- Co-culture of cells for transplantation
- Hepatocytes and liver associated cells
- Choroid plexus
- Lung administration
- Breeding of high-health status pigs

The following table outlines new patent applications filed.

Subject	Reference Number	Country	Filing Date	Ownership
Culture and Use of Cells that Secrete Secretory Factors (Liver Transplantation)	PCT/IB2005/001324	International PCT	30/3/05	To be assigned to FacBCell Pty Limited
Xenotransplant for CNS Therapy	*11/036,202 (CIP of USSN 09/959,560)*	USA	14/1/05	NeurotrophinCell Pty Ltd
Novel Methods of Treatment and Delivery Modes	*10/494,820 NPE of PCT/NZ02/00235*	USA	27/12/04	DiaBCell Pty Limited
Novel Methods of Treatment and Delivery Modes	*200402624-1 NPE of PCT/NZ02/00235*	Singapore	5/5/04	DiaBCell Pty Limited
Novel Methods of Treatment and Delivery Modes	*02802751.4 NPE of PCT/NZ02/00235*	Europe	2/6/04	DiaBCell Pty Limited
Swine Population and Uses Thereof	539491	NZ	15/4/05	To be assigned to Living Cell Technologies Limited
Choroid plexus preparation and uses thereof	536009	NZ	18/10/04	NeurotrophinCell Pty Ltd
Cell implantation to prevent and/or treat autoimmune disease	540597	NZ	8/6/05	To be assigned to NeurotrophinCell Pty Ltd

The following patents were granted in the past year.

Subject	Reference Number	Country	Date Granted	Ownership
Preparation and xenotransplantation of porcine islet	28930/01 NPE of PCT/NZ01/00006	Australia	30/6/05	Assigned to DiaBCell Pty Ltd
Preparation and xenotransplantation of porcine islet	90606	Singapore	30/6/05	Assigned to DiaBCell Pty Ltd
Preparation and xenotransplantation of porcine islet	525272 (Divisional of 507616/507963)	NZ	7/4/05	Assigned to DiaBCell Pty Ltd
Preparation and xenotransplantation of porcine islet	2002211122	Australia	10/6/05	Assigned to DiaBCell Pty Ltd
Methods of Treatment and Delivery Modes	515310	NZ	9/12/04	Assigned to Living Cell Products Pty Ltd

Communications

Raising LCT's Profile

LCT has increased its engagement with the local and international biotech communities reflecting the company's progress in advancing its product portfolio towards phase I clinical trials.

At all times, LCT is mindful of the ASX/AusBiotech Code of Best Practice for Reporting by Biotechnology, Medical Device and other Life Sciences companies which was developed to enhance communication and understanding between companies and the investment community.

The LCT corporate head-quarters were established in Melbourne to enable the company to be closer to its shareholders and the investment community in Australia. LCT's in-house communication team sends corporate and company information after officially notifying the stock exchange in accordance with ASX listing rules to institutional, commercial and private investors, local and overseas media and other interested parties.

The company's participation in the major global industry conferences such as BioPartnerships and BIO2005 has contributed to the increased international recognition of the company. Ongoing media coverage, investor road shows and presentations of scientific papers have created a better understanding of the company's technology and business model. LCT has also actively engaged with community groups involved in the areas of focus providing educational materials.

We expect institutional investors and biotech analysts to become increasingly interested in providing investment commentary about LCT, further strengthening the company's profile in Australia and worldwide.

Conferences

LCT has a strong involvement in international events/conferences:

2004

XX International Congress of the Transplantation Society
September 5-10
Vienna, Austria

2005

NZ Bio Conference
March 14-15
Auckland, New Zealand

XXXV International Congress of Physiological Sciences
March 31 - April 5
San Diego, USA

University of Perugia IV International Symposium
Innovative Insulin Delivery Devices
April 28 - May 1
Assisi, Italy

International Pancreas & Islet Transplant Association
May 4 - 7
Geneva, Switzerland

Transplantation Society of Australia and New Zealand
May 11-13
Canberra, Australia

NZ Diabetes Youth AGM
May 7-8
Napier, New Zealand

American Diabetes Association 65th Scientific Sessions
June 10-14
San Diego, USA

BioRelationships - American Australian Association Meeting
June 17
Boston, USA

Bio 2005
June 19-22
Philadelphia, USA

Annual Queenstown Molecular Biology Meeting
August 30 - September 2
Queenstown, New Zealand

International Society for Paediatric and Adolescent Diabetes
August 31 - September 3
Krakow, Poland

DNA, Devices & Dealers 2005
September 7-8
Sydney, Australia

8th International Xenotransplantation Congress
September 10-14
Gothenburg, Sweden

■ Directors' Report

Your directors submit their report for the year ending 30 June 2005.

DIRECTORS

The names and details of the company's directors in office during the financial year and until the date of this report are as follows. Directors were in office for the entire period unless otherwise stated.

Names, qualifications, experience and special responsibilities

Michael Yates BA(Hons) Leeds University UK
(Executive Chairman)
Age : 55

Mick is a globally experienced CEO based in the United Kingdom. He has almost 30 years of experience with multinationals in Europe, the USA and the Asia-Pacific. Mick was Procter and Gamble's Regional Vice President based in Hong Kong and Japan. He then joined Johnson & Johnson as Company Group Chairman Asia-Pacific Consumer based in Singapore.

In 2001, Mick returned to the UK to set up his own leadership and strategy advisory company, Leader Values Ltd.

Mick has been Director and Chairman of LCT since 15 April 2004. He was appointed Executive Chairman on 30 November 2004 reflecting the additional time commitment and very active role Mick has with the company.

Simon O'Loughlin BA Acc. (Non-Executive Director)
Age : 48

Simon O'Loughlin is a legal practitioner with over 25 years experience as a corporate and commercial solicitor. He has had extensive involvement in the corporate world, especially in relation to the formation, structuring and listing of small to medium sized companies.

Simon is a director of Hindmarsh Resources Ltd, Petratherm Ltd and WCP Diversified Investments Ltd. In recent times he has been a director of Gowit Ltd (now Agincourt Resources Ltd). Simon is a past President of the Save the Children Fund (SA Division) and a past Chairman of Taxation Institute of Australia (SA Division). Simon's knowledge of Australian Corporate Law and ASX listing rules is critical for his role on the board and its committees.

Robert Elliott MBBS, MD, FRACP (Medical Director)
Age: 71

Professor Elliott trained as a Paediatrician at Adelaide University. He moved to New Zealand in 1970 to become the Foundation Professor, Department of Paediatrics at the University of Auckland. Professor Elliott co-founded LCT.

He is an Emeritus Professor of Child Health research, Professor of Paediatrics and a world leader in diabetes and autoimmune related research. Professor Elliott is on the board of the New Zealand Child Health Foundation and the Wings Trust (a NZ trust for the treatment of alcohol and substance abuse). He is also patron of the NZ Cystic Fibrosis Foundation. In 1999 he was awarded a CNZM (a Companion of the New Zealand order of merit) for services to the community.

David Collinson
(Executive Director and Chief Executive Officer)
Age : 57

David Collinson is a New Zealand company director who, with Professor Robert Elliott, founded LCT's research and development activity in 1987 when his son became diabetic at the age of two.

David has contributed a substantial amount of private capital to the establishment of LCT and has been instrumental in raising further funding for the development and growth of LCT. He has been the driving force behind the international development of the company.

David is a director of J Collinson Ltd and is also a director of several new biotechnology companies in the food and health sector. He also founded the New Zealand textile importers institute.

Roger Coats (Non Executive Director)
Age : 43

Roger Coats was educated in Adelaide and previously held senior positions in Europe and Sydney with some of the world's largest financial organisations, including Merrill Lynch, Hambros, ABN AMRO and BNP Paribas. Roger runs the consultancy firm COATS DAY specialising in corporate finance, capital markets origination and risk management assisting companies define strategic corporate direction and risk management.

Roger joined LCT in 2002 specifically to provide the company with expertise in finance and administration, capital raising and capital structuring.

Alfred Vasconcellos Bs-ESc, MEM, HMD
(Executive Director, President & CEO LCT BioPharma Inc)
Appointed Director 28 October 2004
Age: 49

Al Vasconcellos serves as President and CEO of LCT BioPharma. Prior to LCT, Al was President and CEO of Sertoli Technologies Inc., a Sertoli cell therapy company and Chief Operating Officer of the ETEX Corporation, a fully integrated company and a leader in the field of cell and hard tissue regeneration with worldwide sales in the ENT, orthopedic and dental markets.

He was a co-founder of CytoTherapeutics Inc., established the Strategic Market Development Department for Pfizer in New York City and headed R&D for the anesthesia and surgical care division of Kendall.

Al is a medically trained engineer with a business degree from Northwestern University.

Company Secretary

Nick Geddes, FCA, FCIS

Nick is the principal of Australian Company Secretaries, a company secretarial practice, which he formed in 1993. He is a member of the National Council of Chartered Secretaries Australia and Chairman of the NSW Branch of that Institute, with previous experience as a Chartered Accountant and Company Secretary, including investment banking and development and venture capital in Europe, Africa, the Middle East and Asia.

EARNINGS/(LOSS) PER SHARE	Cents
Basic earnings per share	(7.3)

DIVIDENDS

No dividends were paid or declared since the start of the financial year. No recommendation for the payment of a dividend has been made.

Corporate Information

Corporate structure

The companies within the economic entity make up a vertically integrated cell therapy business operating globally through offices in Australia (Country of incorporation), New Zealand and the United States. The economic entity is a public listed company incorporated and domiciled in Australia.

The economic entity now has three distinct operating divisions:

The research and production division is located in Auckland, New Zealand. This unit is headed by Dr Paul Tan who has extensive international experience in operating research facilities, conducting clinical studies and managing intellectual property portfolios.

The product development division is located in Rhode Island, USA, headed by Alfred Vasconcellos whose experience with CytoTherapeutics, Pfizer and Sertoli is well suited to leading the company through the regulatory pathways of the FDA and negotiations with major pharmaceutical companies. The design of the last stages of pre-clinical trials is critical to gaining acceptance from the regulatory authorities.

Corporate affairs are managed between Auckland (for financial control and reporting under the management of Richard Justice, an experienced CFO with public company experience for companies listed in New Zealand, Canada and the United States), Sydney for company secretarial matters and corporate governance (with Nick Geddes as Company Secretary) and the Melbourne based office (managed by LCT Australia's General Manager, Paris Brooke) focusing on investor relations.

Nature of operations and principal activities

The principal activities during the period beginning 1 July 2004 and ending 30 June 2005 of the companies within the economic entity were:

- the development of cell based medical treatments

There have been no significant changes in the nature of those activities during the financial year.

Employees

The economic entity employed 35 employees as at 30 June 2005. (2004: 28 employees).

Review and Results of Operations

Group Overview

The business of Living Cell Technologies Ltd (LCT) began in 1987 in a quest for a treatment for Type 1 diabetes that would not only minimize or replace daily injections of insulin but would also avoid the long term complications created by the disease.

The past 18 years have seen substantial progress in the research and development program and pre-clinical testing conducted by companies associated with the Directors.

It is the view of the Board of Directors that the company is now poised to make significant progress towards the commercialisation of the company's products, resulting from the company's focus on the implantation of healthy living cells to replace, repair or regenerate diseased or damaged organs, which does not require the use of toxic drugs to prevent rejection.

The company portfolio focuses on treatments for Huntington's disease/stroke/CNS trauma, type 1 diabetes and haemophilia.

LCT's competitive advantage includes the company's breadth of knowledge in cell therapy, access to high health status pigs and expertise in the processing of cells to GMP manufacturing standards.

During the financial year ended 30 June, 2005 LCT completed and announced results from the first studies in non-human primates for the two lead products; DiabeCell for diabetes and NeurotrophinCell for Huntington's disease.

The company has expended its funds primarily in the preclinical development of its lead products.

Operating Results for the Year

Summarised operating results are as follows:

2005	Revenues	Results
Business segment		
Research and development and product development	225,855	(6,097,309)
Consolidated entity revenue and profit/(loss) from ordinary activities before income tax expense	225,855	(6,097,309)
Geographic segments		
New Zealand	2,677,409	160,686
USA	1,647,319	(45,204)
Australia	207,457	(15,434,672)
	4,532,185	(15,319,190)
Consolidated entity adjustments	(4,306,330)	9,221,881
Consolidated entity sales and operating profit	225,855	(6,097,309)

Shareholder Returns

Summarised operating results are as follows:

	2005	2004	2003	2002
Basic earning/(loss) per share (cents)	(7.3)	(51.0)	-	-

Review of Financial Condition

Capital Structure

The net assets of the economic entity have increased by $4,460,968 from ($1,325,415) as at 30 June 2004 to $3,135,554 as at 30 June 2005. This increase has largely resulted from share issues raising $10,095,916.

Cash from Operations

Net cash flows from operating activities moved from ($1,272,003)in the previous period to ($6,094,932) in the current period. The increase in cash expenditure from operating activities was largely due to the planned increase in expenditure on research and development activities and associated staff costs.

Liquidity and Funding

The group has $2,648,491 cash in the bank as at 30 June 2005,which based on expected and budgeted expenditure would allow the group to fund current operations for approximately five months. There is an on-going activity to secure additional investment funding which will be raised at appropriate times to support the future growth and development of the operation. Since balance date a further $2,300,000 cash has been raised (sufficient to fund group operations for approximately a further four months)with additional funding arrangements being negotiated with local and international investors, to provide the cash required for general working capital, as the company moves towards clinical trials of the company's products.

Significant Changes in the State of Affairs

The following significant changes in the state of affairs of the parent entity occurred during the financial year:

On 1 September, 2004 the company obtained listing on the Australian Stock Exchange Ltd (ASX).

As at 1 September,2004 the company raised the following capital through a rights and general issue and private placement:

- Rights and general issue -25,716,581 ordinary shares were issued for $5,143,316.
- Private placement -1,500,000 ordinary shares were issued for $300,000.

As at 3 November 2004 the company placed 10,912,866 shares issued for $4,365,146.

During the year convertible notes worth $1,045,848 were converted for 5,175,700 shares and 196,750 shares were issued for options exercised,raising $42,585.

On 30 June 2005 the company issued 625,000 shares to Pancell New Zealand Limited to purchase the assets of the company.

Patents filed and granted during the financial year

During the past year 8 new patents were filed and in the same period four patents were granted,two each in New Zealand and Australia.

Significant Events after the Balance Date

As at 9 August, 2005 the company had raised $2,300,000 through a placement of ordinary shares to existing shareholders at $0.22 per share.

The placement represents 10,454,545 shares.

Likely Developments and Expected Results

The economic entity expects to maintain the present status and level of operations in the research, development and commercialisation of its 3 product lines.The Directors expect that research and development losses will continue to be made for the year ended 30 June 2006.

Environmental Regulation and Performance

The company's operations are not regulated by any significant environmental regulation under a law of the Commonwealth or of a State or Territory.

Share Options

As at 30 June, 2005 the company had issued 15,964,400 options over ordinary shares. (2004: 13,536,150) All options have no vesting period. Of the total, 12,466,150 have an exercise price of $0.21 and expire on 30 June, 2010 (2004 : 12,536,150), 1,873,250 have an exercise price of $0.22 and expire 30 June, 2008 (2004: 1,000,000) and 1,625,000 have an exercise price of $0.30 and expire on 30 June 2010 (2004 : nil).

Shares issued as a result of the exercise of options

During the financial year the company issued 196,750 shares as a result of options being exercised, 70,000 at $0.21 per share and 126,750 at $0.22 per share. (2004 : nil)

Indemnification and Insurance of Directors and Officers

During or since the end of the financial year the company has not given an indemnity or entered into an agreement to indemnify any of the officers or auditors of the company.

Remuneration Report

Remuneration policy

The performance of the company depends upon the quality of its directors and executives.To prosper,the company must attract, motivate and retain highly skilled directors and executives. To this end,the company provides competitive rewards to attract high calibre executives.

All executives receive a base salary (which is based on factors such as length of service and experience)and entitled to participate in the option arrangements.

Australian based directors and executives receive a superannuation guarantee contribution required by the government, which is currently 9% and do not receive any other retirement benefits.

All remuneration paid to directors and executives is valued at the cost to the company and expensed.Options are valued using the Black-Scholes methodology.

The board policy is to remunerate non-executive directors at market rates for comparable companies for time, commitment and responsibilities.To align directors' interests with shareholder interests the directors are encouraged to hold shares in the company and are able to participate in the employee option plan.

Details of the nature and amount of each element of the emolument of each director of the company and the specified executive officers of the company are detailed on the right:

Remuneration of Directors and Specified Executives

	Primary			Post Employment		Equity	Other	Total
	Salary & Fees	Cash Bonus	Non-Monetary benefits	Super-annuation	Retirement benefits	Options **	Bonuses	
Directors								
Michael Yates								
2005	**125,036**	-	-	-	-	104,003	-	**229,039**
2004	12,493	-	-	-	-	-	-	12,493
Simon O'Loughlin								
2005	**40,947**	-	-	4,215	-	34,668	-	**79,830**
2004	6,041	-	-	-	-	-	-	6,041
Robert Elliott								
2005	**163,891**	-	-	-	-	-	-	**163,891**
2004	77,602	-	-	-	-	-	-	77,602
David Collinson								
2005	**171,391**	-	-	-	-	-	-	**171,391**
2004	77,602	-	-	-	-	-	-	77,602
Roger Coats								
2005	**205,005**	-	-	10,652	-	-	-	**215,657**
2004	77,917	-	-	7,013	-	-	-	84,930
Alfred Vasconcellos								
2005	**316,888**	-	-	-	-	121,337	-	**438,225**
Total Remuneration: Directors								
2005	**1,023,158**	-	-	14,867	-	260,008	-	**1,298,033**
2004	251,655	-	-	7,013	-	-	-	258,668
Specified Executives								
Richard Justice								
2005	**100,737**	-	-	-	-	-	-	**100,737**
Paul Tan								
2005	**212,778**	-	-	-	-	69,336	-	**282,114**
2004	43,682	-	-	-	-	-	-	43,682
Paris Brooke								
2005	**24,979**	-	-	-	-	-	-	**24,979**
Total Remuneration: Specified Executives								
2005	**338,494**	-	-	-	-	69,336	-	**407,830**
2004*	156,965							156,965

** Group totals in respect of the financial year ended 2004 do not necessarily equal the sums of amounts disclosed for 2004 for individuals specified in 2005, as different individuals were specified in 2004.*

Michael Yates was Chairman and Director up to 30 November 2004 when he was appointed as Executive Chairman.

Roger Coats was Chief Operating Officer (COO)and Director up to 28 February 2005 when he resigned as COO,remaining as a non- executive director.

Alfred Vasconcellos was President and CEO of LCT BioPharma up to 28 October 2004,when he was also appointed as a director.

Richard Justice was appointed CFO on 10 November 2004.

Paris Brooke was appointed as General Manager LCT Australia Pty Ltd on 1 April 2005.

Remuneration options: Granted and vested during the period

Options are issued to director and executives as part of their remuneration.The options are not issued based on performance criteria, but are issued to the majority of directors and executives of the company to increase goal congruence between executives, directors and shareholders.

The following remuneration options granted to directors or specified executives during the period from 1 July 2004 to 30 June 2005.

Terms & Conditions for Each Grant

	Vested Number	Granted Number	Grant Date	Value per option at grant date ($)**	Exercise Price per share ($)	First Exercise Date	Last Exercise Date
Specified Directors							
Michael Yates	-	450,000	28 Oct 2004	0.36	0.30	15 Nov 2005	15 Nov 2010
Simon O'Loughlin	-	150,000	28 Oct 2004	0.36	0.30	15 Nov 2005	15 Nov 2010
Alfred Vasconcellos	-	525,000	28 Oct 2004	0.36	0.30	15 Nov 2005	15 Nov 2010
Specified Executives							
Paul Tan	-	300,000	28 Oct 2004	0.36	0.30	15 Nov 2005	15 Nov 2010
Total		1,425,000					

*** From 1 July 2004,options granted as part of the directors and specified executives remuneration have been valued using a Binomial option pricing model,which takes account of factors including the option exercise price,the current level and volatility of the underlying share price,the risk-free interest rate,expected dividends on the underlying share,current market price of the underlying share and the expected life of the option.*

Proceedings on behalf of the company

No person has applied for leave of Court to bring proceedings on behalf of the company or intervene in any proceedings to which the company is a party for the purpose of taking responsibility on behalf of the company for all or any part of those proceedings. The company was not a party to any such proceedings during the year.

Directors' Meetings

The numbers of meetings of directors held during the period and the number of meetings attended by each director were as follows:

	Directors' Meetings
Number of meetings held:	14
Number of meetings attended:	
Michael Yates	13
Simon O'Loughlin	13
Robert Elliott	9
David Collinson	13
Roger Coats	13
Alfred Vasconcellos (eligible to attend 6)	6

Corporate Governance

In recognising the need for the highest standards of corporate behaviour and accountability, the directors of Living Cell Technologies Ltd support and have adhered to the principles of corporate governance.

The company's corporate governance statement is contained in the following section of this annual report.

Auditor's Independence Declaration

The lead auditor's independence declaration for the year ended 30 June 2005 has been received and can be found following the director's report.

Non-Audit Services

There were no non-audit services provided by the entity's auditor, PKF.

Signed in accordance with a resolution of the directors.

Michael Yates, Chairman
Sydney, 13 September 2005

PKF

Chartered Accountants
& Business Advisers

NSW Partnership
ABN 83 236 985 726

Level 10, 1 Margarets Street
Sydney NSW 2000

DX 10173 Sydney Stock Exchange NSW

Tel: 61 2 9251 4100
Fax: 61 2 9240 9821

www.pkf.com.au

A Member Firm of PKF International

Lead auditor's independence declaration
Under section 307C of the Corporations Act 2001

To the Directors of Living Cell Technologies Limited

I declare that, to the best of my knowledge and belief, in relation to the audit for the year ended 30 June 2005, there have been:

i. no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and

ii. no contraventions of any applicable code of professional conduct in relation to the audit.

PKF

PKF
Chartered Accountants & Business Advisers
NSW Partnership

Arthur Milner
Partner

Sydney: 13 September 2005

Corporate Governance Statement

The company was admitted to the Australian Stock Exchange (ASX) on 1 September, 2004 and it was proposed that all of the best practice recommendations of the ASX Corporate Governance Council would be implemented during the financial year ended 30 June, 2005.

Implementation of the Corporate Governance Policy is in progress and the current status is summarised below:

The board of directors of Living Cell Technologies Ltd is responsible for the corporate governance of the consolidated entity. The board guides and monitors the business and affairs of Living Cell Technologies Ltd on behalf of the shareholders by whom they are elected and to whom they are accountable.

The format of the Corporate Governance Statement has changed in comparison to the previous year due to the introduction of the Australian Stock Exchange Corporate Governance Council's (the Council's) "Principles of Good Corporate Governance and Best Practice Recommendations" (the Recommendations). In accordance with the Council's recommendations, the Corporate Governance Statement must now contain certain specific information and must disclose the extent to which the company has followed the guidelines during the period. Where a recommendation has not been followed, that fact must be disclosed, together with the reasons for the departure. Living Cell Technologies Ltd's Corporate Governance Statement is now structured with reference to the Corporate Governance Council's principles and recommendations, which are as follows:

Principle 1.	Lay solid foundations for management and oversight
Principle 2.	Structure the board to add value
Principle 3.	Promote ethical and responsible decision making
Principle 4.	Safeguard integrity in financial reporting
Principle 5.	Make timely and balanced disclosure
Principle 6.	Respect the rights of shareholders
Principle 7.	Recognise and manage risk
Principle 8.	Encourage enhanced performance
Principle 9.	Remunerate fairly and responsibly
Principle 10.	Recognise the legitimate interests of stakeholders

Living Cell Technologies Ltd's corporate governance practices were in place throughout the year ended 30 June 2005 and were fully compliant with the Council's best practice recommendations apart from the following recommendations:

Recommendation 2.1 A majority of the board should be independent directors

Due to the size of the company, and the strategic relationships, the directors have determined that it is inappropriate to increase the number of directors to the size where there can be a majority of independent directors.

However, this decision does not limit the size of the board, nor preclude the appointment of additional independent directors in the future.

Recommendation 2.2 The chairman should be an independent director. The chairman, Michael Yates, was an independent director until his appointment as Executive Chairman on 30 November, 2004.

Recommendation 2.4 The board should establish a nomination committee and structure the nomination committee so that it consists of a majority of independent directors and at least three members.

The board established a nomination committee, but due to the size of the board it is not possible to meet the recommendation of having at least three members, the majority of which are independent.

Recommendation 4.3 The board should establish an audit committee and structure the audit committee so that it consists of only non-executive directors, a majority of independent directors and at least three members.

The board established an audit committee, but due to the size of the board it is not possible to meet the recommendation of having at least three members, the majority of which are independent.

Recommendation 8.1 Disclose the process for performance evaluation of the board, its committees and individual directors and key executives. The company has no formal board / committee / director evaluation process at present.

Recommendation 9.2 The board should establish a remuneration committee and structure the remuneration committee so that it consists of a majority of independent directors and at least three members.

The board established a remuneration committee, but due to the size of the board it is not possible to meet the recommendation of having at least three members, the majority of which are independent.

For further information on corporate governance policies adopted by Living Cell Technologies Ltd, refer to our website **www.lctglobal.com.**

Board Composition

The skills, experience and expertise relevant to the position of director held by each director in office at the date of the annual report is included in the Directors' Report on page 31. Directors of Living Cell Technologies Ltd are considered to be independent when they are independent of management and free from any business or other relationship that could materially interfere with - or could reasonably be perceived to materially interfere with - the exercise of their unfettered and independent judgement.

In the context of director independence, "materiality" is considered from both the company and individual director perspective. The determination of materiality requires consideration of both quantitative and qualitative elements. An item is presumed to be quantitatively immaterial if it is equal or less than 5% of the appropriate base amount. It is presumed to be material (unless there is qualitative evidence to the contrary) if it is equal to or greater than 10% of the appropriate base amount. Qualitative factors considered include whether a relationship is strategically important, the competitive landscape, the nature of the relationship and the contractual or other arrangements governing it and other factors which point to the actual ability of the director in question to shape the direction of the company's loyalty.

The names of the independent directors of the company are:

Simon O'Loughlin

Michael Yates was an independent director of the company until 30 November, 2004 when appointed Executive Chairman.

Independent directors have the right to seek independent professional advice in the furtherance of their duties as directors at the company's expense. Written approval must be obtained from the chairman prior to incurring any expense on behalf of the company.

Securities Trading Policy

The company's policy regarding directors and employees trading in its securities is set by the Board. The policy restricts directors and employees from acting on material information until it has been released to the market and adequate time has been given for this to be reflected in the security's prices.

Audit Committee

An Audit Committee has been formed and is responsible for:

- overseeing and appraising the quality of the external audit and the internal control procedures, especially in the following areas:

- financial reporting and practices;

- business ethics, policies and practices;

- accounting policies; and

- management and internal controls;

- providing, through regular meetings, a forum for communication between the board, senior financial management staff involved in internal control procedures and the external auditors; and

- enhancing the credibility and objectivity of financial reports with other interested parties, including creditors, key stakeholders and the general public.

The Audit Committee comprises a minimum of one independent director who will chair the meetings. (Simon O'Loughlin). The Chief Executive Officer (CEO, the Chief Financial Officer (CFO) and the Company Secretary may be invited to attend the meetings but are not be members of the committee. The Audit Committee will meet independently of all employees of the company and with the external auditors at least once a year.

Remuneration Policy

It is the company's objective to provide maximum stakeholder benefit from the retention of a high quality board and executive team by remunerating directors and key executives fairly and appropriately with reference to relevant employment market conditions. The expected outcomes of the remuneration structure are:

- Retention and motivation of key executives

- Attraction of quality management to the company

A full discussion of the company's remuneration philosophy and framework and the remuneration received by directors and executives in the current period, please refer to the remuneration report, which is contained within the Director's Report.

There is no scheme to provide retirement benefits, other than statutory superannuation, to non-executive directors.

Remuneration Committee

The Board is responsible for determining and reviewing compensation arrangements for the directors themselves and the chief executive officer and the executive team.

A Remuneration Committee has been formed to:

• set policies for senior officers' remuneration;

• set policies for directors' remuneration;

• make specific recommendations to the board on remuneration of directors and senior officers;

• set the terms and conditions of employment of a Chief Executive Officer (CEO);

• undertake a detailed review of the CEO's performance, at least annually, including setting, with the CEO, goals for the coming year and reviewing progress in achieving these goals; and

• approve the recommendations of the CEO on the remuneration of all line managers.

It is intended that the Remuneration Committee will comprise two independent directors and that the Remuneration Committee will not contain any executive directors. The Remuneration Committee presently comprises Simon O'Loughlin as an independent director and Michael Yates, Chairman, who until 30 November 2004 was an independent director of the company.

Compliance Committee

A Compliance Committee will be formed to be responsible for:

- setting, reviewing and ratifying corporate compliance policies;
- overseeing the implementation of a corporate compliance system including, but not limited to:
  - liquidity;
  - financial and secretarial;
  - tax returns;
  - licences and permits;
  - safety;
  - environment;
  - industrial relations, including employment contracts;
  - quality assurance, including good manufacturing practice;
  - trade practices;
  - privacy;
  - insurance;
  - risk management; and
  - equal opportunity and anti-discrimination;
- referring to the board, if necessary, any substantial matters arising from compliance reviews.

The Compliance Committee will comprise of at least one independent director. The CEO will also be a member of the committee and act as chairman. Additionally, the Company Secretary will be a member of the committee.

Nomination Committee

A Nomination Committee has been formed to:

- devise criteria for board membership;
- identify specific candidates with skills for nomination;
- provide advice on corporate governance;
- make recommendations to the board for new directors and membership of corporate governance committees;
- assist the chairperson in advising directors about their performance and possible retirement; and
- monitor management succession plans, including the CEO and line management.

The Nomination Committee is chaired by the chairman of the board (Michael Yates) with Simon O'Loughlin a member of the committee as an independent director. The CEO is not a member of the Nomination Committee.

Scientific Committee

The Scientific Committee has been formed and is responsible for review and reporting to the Board of:

- Scientific developments and improvements;
- Regulatory matters associated with the science;
- Feasibility of commercialisation and research of existing and new products; and
- Patents and other intellectual property developments.

The Scientific Committee is chaired by an independent adviser to the Board. The CEO is not a member of the Scientific Committee.

Financial Statements

Statement of Financial Performance

ENDED 30 JUNE 2005	Notes	ECONOMIC ENTITY 2005 $	ECONOMIC ENTITY 2004 $	PARENT COMPANY 2005 $	PARENT COMPANY 2004 $
REVENUE FROM ORDINARY ACTIVITIES	2	**225,855**	101,472	**99,234**	23,209
Depreciation and amortisation expense	3	**(146,556)**	(53,871)	**(122)**	-
Borrowing costs expense	3	**(7,643)**	(23,015)	**(7,643)**	(23,015)
Salaries and employee benefits expense		**(2,943,666)**	(931,471)	**(196,662)**	(59,784)
Transport costs		**(12,339)**	(1,197)	-	-
Advertising		**(108,514)**	(78,150)	**(2,001)**	-
Lease expenses		**(11,305)**	-	-	-
Research & development		**(1,369,147)**	(541,165)	-	-
Writedown loans to recoverable amounts		**46,134**	(46,134)	**(7,223,197)**	(9,672,076)
Goodwill on consolidation written off		-	(8,150,091)	-	-
Rent expense		**(162,788)**	(55,422)	**(3,700)**	-
Travel expenses		**(288,792)**	(115,248)	**(57,555)**	-
Professional fees		**(767,732)**	(224,275)	**(493,538)**	(33,762)
Other expenses from ordinary activities		**(550,816)**	(189,200)	**(72,564)**	(14,344)
PROFIT (LOSS) FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE		**(6,097,309)**	(10,307,767)	**(7,957,748)**	(9,779,772)
INCOME TAX EXPENSE RELATING TO ORDINARY ACTIVITIES	4	-	-	-	-
PROFIT (LOSS) FROM ORDINARY ACTIVITIES AFTER INCOME TAX EXPENSE		**(6,097,309)**	(10,307,767)	**(7,957,748)**	(9,779,772)
NET PROFIT (LOSS)		**(6,097,309)**	(10,307,767)	**(7,957,748)**	(9,779,772)
NET PROFIT (LOSS) ATTRIBUTABLE TO MEMBERS OF THE PARENT ENTITY	18	**(6,097,309)**	(10,307,767)	**(7,957,748)**	(9,779,772)
TOTAL CHANGES IN EQUITY OTHER THAN THOSE RESULTING FROM TRANSACTIONS WITH OWNERS AS OWNERS ATTRIBUTABLE TO MEMBERS OF THE PARENT ENTITY		**(6,097,309)**	(10,307,767)	**(7,957,748)**	(9,779,772)
Basic earnings per share (cents per share)		**(7.3)**	(51.0)		

The Statement of Financial Performance is to be read in conjunction with the Notes to the Financial Statements.

Statement of Financial Position

AS AT	Notes	ECONOMIC ENTITY		PARENT COMPANY	
		2005 $	2004 $	2005 $	2004 $
CURRENT ASSETS					
Cash assets		**2,648,491**	485,730	**1,777,196**	-
Receivables	5	**42,864**	112,562	**16,321**	10,125
Inventories	6	**16,308**	30,073	**-**	-
Other	7	**10,166**	298	**61**	15
TOTAL CURRENT ASSETS		**2,717,829**	628,663	**1,793,578**	10,140
NON-CURRENT ASSETS					
Receivables	8	**-**	-	**30,777**	975,005
Property, plant and equipment	11	**882,387**	678,483	**10,303**	-
Self-generating and regenerating assets	30	**344,498**	-	**344,498**	-
TOTAL NON-CURRENT ASSETS		**1,226,885**	678,483	**385,578**	975,005
TOTAL ASSETS		**3,944,714**	1,307,146	**2,179,156**	985,145
CURRENT LIABILITIES					
Payables	13	**740,360**	1,554,161	**380,101**	736,301
Interest-bearing liabilities	14	**23,904**	832,873	**-**	830,129
Provisions	15	**42,110**	23,284	**-**	-
TOTAL CURRENT LIABILITIES		**806,374**	2,410,318	**380,101**	1,566,430
NON-CURRENT LIABILITIES					
Interest-bearing liabilities	16	**2,786**	222,243	**-**	216,136
TOTAL NON-CURRENT LIABILITIES		**2,786**	222,243	**-**	216,136
TOTAL LIABILITIES		**809,160**	2,632,561	**380,101**	1,782,566
NET ASSETS (DEFICIENCY)		**3,135,554**	(1,325,415)	**1,799,055**	(797,421)
EQUITY					
Parent entity interest					
Contributed equity	17	**19,536,574**	8,982,351	**19,536,575**	8,982,351
Retained profits/(Accumulated losses)	18	**(16,401,020)**	(10,307,766)	**(17,737,520)**	(9,779,772)
Total parent entity interest in equity		**3,135,554**	(1,325,415)	**1,799,055**	(797,421)
TOTAL EQUITY (DEFICIENCY)		**3,135,554**	(1,325,415)	**1,799,055**	(797,421)

The Statement of Financial Position is to be read in conjunction with the Notes to the Financial Statements.

Statement of Cash Flows

ENDED	Notes	ECONOMIC ENTITY		PARENT COMPANY	
		2005 $	2004 $	2005 $	2004 $
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers		**5,110**	9,814	**-**	1,181
Payments to suppliers and employees		**(6,252,842)**	(1,287,560)	**(685,770)**	(51,864)
Dividend received		**384**	-	**-**	-
Interest received		**160,059**	28,758	**18,066**	21,186
Borrowing costs		**(7,643)**	(23,015)	**(7,643)**	(23,015)
NET CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES	19(a)	**(6,094,932)**	(1,272,003)	**(675,347)**	(52,512)
CASH FLOWS FROM INVESTING ACTIVITIES					
Purchase of property, plant and equipment		**(417,755)**	(735,502)	**-**	-
Purchase of self-generating and regenerating assets		**(45,955)**	-	**(45,955)**	-
Purchase of shares/acquisition of subsidiary		**-**	(1,273,435)	**-**	(1,133,001)
Advances to employees		**-**	(632)	**-**	-
Advances to related parties and subsidiaries		**-**	-	**-**	(2,485,401)
Repayment of advances to related parties		**-**	(64,487)	**-**	-
Purchase of controlled entity		**-**	152,024	**-**	-
NET CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES		**(463,710)**	(1,922,032)	**(45,955)**	(3,618,402)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issues of ordinary shares		**10,095,916**	2,598,417	**10,095,916**	2,598,417
Payment of share issue costs		**(593,921)**	(644,746)	**(593,921)**	(644,746)
Proceeds from borrowings - other		**(780,592)**	1,726,094	**(7,003,497)**	1,717,243
NET CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES		**8,721,403**	3,679,765	**2,498,498**	3,670,914
NET INCREASE/(DECREASE) IN CASH HELD		**2,162,761**	485,730	**1,777,196**	-
Add opening cash brought forward		**485,730**	-	**-**	-
CLOSING CASH CARRIED FORWARD	19(b)	**2,648,491**	485,730	**1,777,196**	-

The Statement of Cash Flows is to be read in conjunction with the Notes to the Financial Statements.

Notes to the Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of accounting

The financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001 which includes applicable Accounting Standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with.

The financial report has been prepared in accordance with the historical cost convention.

(b) Changes in accounting policies and accounting period

There have been no changes in the accounting policies for the period beginning 1 July 2004 and ending 30 June 2005.

The accounting policies adopted were adopted for the first time last year, being the first financial statements prepared since incorporation of the company on 17 March, 2003. Consequently, the comparative figures in the financial statements reflect the results of the operations of the Economic Entity for the period beginning 17 March, 2003 and ending 30 June 2004.

(c) Principles of consolidation

The consolidated financial statements are those of the consolidated entity, comprising Living Cell Technologies Ltd (the parent entity) and all entities which Living Cell Technologies Ltd controlled during the year and at balance date.

Information from the financial statements of subsidiaries is included from the date the parent company obtained control until such time as control ceases. Where there is loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting period during which the parent company had control.

Subsidiary acquisitions are accounted for using the purchase method of accounting.

The financial statements of subsidiaries are prepared for the same reporting period as the parent entity, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies which may exist.

All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

(d) Foreign currencies

Translation of foreign currency transactions

Transactions in foreign currencies of entities within the consolidated entity are converted to local currency at the rate of exchange ruling at the date of the transaction.

Foreign currency monetary items that are outstanding at the reporting date are translated using the spot rate at the end of the financial year.

Translation of financial reports of overseas operations

All overseas operations are deemed integrated as each is financially and operationally dependent on Living Cell Technologies Ltd. The financial reports of overseas operations are translated using the temporal rate method and any exchange differences are recognised as revenues or expenses in net profit or loss.

(e) Cash and cash equivalents

Cash on hand and in banks and short-term deposits are stated at nominal value.

For the purposes of the Statement of Cash Flows, cash includes cash on hand and in banks, and money market investments readily convertible to cash within 2 working days, net of outstanding bank overdrafts.

Bank overdrafts are carried at the principal amount. Interest is charged as an expense as it accrues.

(f) Receivables

Trade receivables are recognised and carried at original invoice amount less a provision for any uncollectable debts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written-off as incurred.

Bills of exchange and promissory notes are measured at the lower of cost and net realisable value.

(g) Investments

Non-current investments are carried at the lower of cost and recoverable amount. The carrying amount of non-current investments is reviewed annually by directors to ensure that it is not in excess of the recoverable amount of these investments.

(h) Inventories

Inventories consist of materials used in laboratory testing and are valued at the lower of cost or net realisable value.

(i) Recoverable Amount

Non-current assets measured using the cost basis are not carried at an amount above their recoverable amount and

where a carrying value exceeds the recoverable amount, the asset is written down.

(j) Property, plant and equipment

Cost and valuation

All classes of property, plant and equipment are measured at cost.

Depreciation

Depreciation is provided on a diminishing value basis on all property, plant and equipment.

	2005	2004
Leasehold improvements	9.5%	9.5%
Plant and equipment	15% - 31%	15% - 31%
Motor vehicles	26%	26%
Furniture and fittings	9% - 26%	9% - 26%
Office equipment	11% - 48%	11% - 48%

(k) Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Operating leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight line basis.

Finance leases

Leases which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to the group are capitalised at the present value of the minimum lease payments and disclosed as property, plant and equipment under lease. A lease liability of equal value is also recognised. Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. Minimum lease payments are allocated between interest expense and reduction of the lease liability with the interest expense calculated using the interest rate implicit in the lease and charged directly to the Statement of Financial Performance.

The cost of improvements to or on leasehold property is capitalised, disclosed as leasehold improvements, and amortised over the unexpired period of the lease or the estimated useful lives of the improvements, whichever is the shorter.

(l) Intangibles

Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of identifiable net assets acquired at the time of acquisition of a business or shares in a controlled entity. Goodwill arising on the purchase of the LCT Products Group was charged to profit/(loss) from ordinary activities before income tax in the period ending 30 June 2004.

(m) Payables

Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Payables to related parties are carried at the principal amount. Interest, when charged by the lender, is recognised as an expense on an accrual basis.

(n) Interest-bearing liabilities

All loans are measured at the principal amount. Interest is charged as an expense as it accrues.

Finance lease liability is determined in accordance with the requirements of AASB 1008 "Leases".

(o) Provisions

Provisions are recognised when the economic entity has a legal, equitable or constructive obligation to make a future sacrifice of economic benefits to other entities as a result of past transactions or other past events, it is probable that a future sacrifice of economic benefits will be required and a reliable estimate can be made of the amount of the obligation.

(p) Contributed equity

Issued and paid up capital is recognised at the fair value of the consideration received by the company. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(q) Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured.

(r) Taxes

Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related taxation benefit or liability, calculated at current rates, is disclosed as a future income tax benefit or a provision for deferred income tax.

The net future income tax benefit relating to tax losses and timing differences is not carried forward as an asset unless the benefit is virtually certain of being realised.

Where assets are revalued no provision for potential capital gains tax has been made.

Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST except:

- where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

- receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Statement of Financial Position.

Cash flows are included in the Statement of Cash Flows on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows. Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(s) Employee benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date.These benefits include wages and salaries, annual leave, and long service leave.

Liabilities arising in respect of wages and salaries, annual leave and any other employee benefits expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled.

All other employee benefit liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date.

In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, are used.

Employee benefit expenses and revenues arising in respect of the following categories:

- wages and salaries, non-monetary benefits, annual leave, long service leave, and other leave benefits are charged against profits on a net basis in their respective categories.

(t) Earnings per share

Basic EPS is calculated as net profit/(loss) attributable to members, adjusted to exclude costs of servicing equity (other than dividends), divided by the weighted average number of ordinary shares, adjusted for any bonus element.

(u) Research and development costs

Currently, research and development costs as incurred are charged to profit/(loss) from ordinary activities before income tax as reasonable doubt exists that sufficient future benefits will be derived so as to recover the costs.

	ECONOMIC ENTITY		PARENT COMPANY	
	2005 $	2004 $	2005 $	2004 $
2. REVENUE FROM ORDINARY ACTIVITIES				
Revenues from operating activities				
Revenue from sale of goods	4,542	791	3,469	-
Revenues from non-operating activities				
Management fees	-	-	17,115	-
Dividends and distributions				
Other related parties				
Other corporations	384	-	-	-
Total dividends and distributions	384	-	-	-
Interest				
Other persons/corporations	160,059	28,758	18,066	21,186
Total interest	160,059	28,758	18,066	21,186
Other income	60,870	71,923	60,584	2,023
Total revenues from non-operating activities	221,313	100,681	95,765	23,209
Total revenues from ordinary activities	225,855	101,472	99,234	23,209

	Notes	ECONOMIC ENTITY		PARENT COMPANY	
		2005 $	2004 $	2005 $	2004 $

3. EXPENSES AND LOSSES/(GAINS)

(A) Expenses

Depreciation of non-current assets				
Plant and equipment	**62,679**	23,802	**-**	-
Leasehold improvements	**39,964**	-	**67**	-
Motor vehicles	**1,414**	835	**-**	-
Office furniture and equipment	**35,845**	10,843	**-**	-
Furniture, fixtures and fittings	**6,656**	18,391	**55**	-
Total depreciation of non-current assets	**146,558**	53,871	**122**	-
Borrowing costs expensed				
Interest expense	**7,643**	23,015	**7,643**	23,015
Total borrowing costs	**7,643**	23,015	**7,643**	23,015
Decrement in value of non-current assets consists of the following:	**(46,134)**	8,196,225	**7,223,197**	9,672,076
(i) Goodwill on Consolidation Written Off **(refer 3 (a))**	**-**	8,150,091	**-**	-
(ii) Provision for Diminution in Value of Loans **(refer 3 (b))**				
- Subsidiary companies	**-**	-	**7,223,197**	1,510,395
- Director-related entities	**(46,134)**	46,134	**-**	-
(iii) Provision for Diminution in Value of Investment				
- Subsidiary Company **(refer 3 (c))**	**-**	-	**-**	8,161,681
Total decrement in value of non-current assets	**(46,134)**	8,196,225	**-**	9,672,076

(a) Goodwill on Consolidation Written Off represents the net cost of intangible assets comprised in the acquisition of LCT Products Pty Ltd (formerly Living Cell Technologies Pty Ltd) on 15 January, 2004. The intangible assets represented accumulated research, development and product development costs incurred by Diatranz Ltd prior to the acquisition of the business by LCT Products Pty Ltd on 17 October, 2003 and subsequent costs incurred to 15 January, 2004.

(b) Provision for Diminution in Value of Loans represents funds advanced to subsidiary/associated companies for research, development and product development and at period end not represented by tangible assets.

(c) Provision for Diminution in Value of Investments - Subsidiary Company represents the intangible assets included in LCT Products Pty Ltd on acquisition on 15 January, 2004 as referred to in (a) above.

(B) Losses/(gains)

Net loss/(gain) on disposal of property, plant and equipment	**-**	3,149	**-**	-
Net foreign currency (gains)/losses	**(47,644)**	16,537	**(3,870)**	-

	Notes	ECONOMIC ENTITY		PARENT COMPANY	
		2005 $	2004 $	2005 $	2004 $
4. INCOME TAX					
The prima facie tax/(benefit), using tax rates applicable in the country of operation, on profit/(loss) and extraordinary items differs from the income tax/(benefit) provided in the financial statements as follows:					
Prima facie tax/(benefit) on profit/(loss) from ordinary activities		**(1,855,230)**	(3,092,330)	**(2,387,325)**	(2,933,932)
Tax effect of permanent differences					
Non-deductible research and development expenditure		**-**	651,539	**-**	-
Deductible capital expenditure		**(38,939)**	(38,879)	**(38,939)**	(38,879)
Unrealised foreign exchange gains		**(7,835)**	7,272	**(16,363)**	-
Write-downs to recoverable amounts		**-**	2,458,868	**2,166,959**	2,901,623
Tax effect of timing differences		**5,352**	-	**-**	-
Other items (net)		**5,663**	9,367	**431**	-
Write off future income tax benefit due to lack of virtual certainty		**1,890,989**	4,163	**275,237**	71,188
Income tax expense/(benefit) attributable to ordinary activities		**-**	-	**-**	-
5. RECEIVABLES (CURRENT)					
Trade debtors	5(b)	**7,646**	132	**7,204**	-
Sundry debtors	5(b)	**5,529**	6,592	**647**	-
Goods and Services Tax receivable		**-**	-	**8,470**	10,125
Loans to director related entity	26	**-**	18,353	**-**	-
Other receivables	5(b)	**29,689**	87,485	**-**	-
		42,864	112,562	**16,321**	10,125
(a) Total related party receivables					
Director-related entities					
- Pancell Ltd	26	**-**	18,353	**-**	-
		-	18,353	**-**	-

(b) Terms and conditions

(i) Trade debtors are non-interest bearing and generally on 30 day terms.

(ii) Sundry debtors and other receivables are non-interest bearing and have repayment terms between 30 and 90 days.

	Notes	ECONOMIC ENTITY		PARENT COMPANY	
		2005 $	2004 $	2005 $	2004 $
6. INVENTORIES (CURRENT)					
Raw materials and stores					
Stores at cost		**16,308**	30,073	**-**	-
		16,308	30,073	**-**	-
Total inventories at lower of cost and net realisable value		**16,308**	30,073	**-**	-
7. OTHER CURRENT ASSETS					
Prepayments		**10,105**	283	**-**	-
Other current assets		**61**	15	**61**	15
		10,166	298	**61**	15
8. RECEIVABLES (NON-CURRENT)					
Loans to director related entity - Pancell Ltd	26	**-**	46,134	**-**	-
Related party receivables					
Wholly-owned group					
- controlled entities	26	**-**	-	**8,764,369**	2,485,401
- provision for diminution	26	**-**	(46,134)	**(8,733,592)**	(1,510,396)
		-	(46,134)	**30,777**	975,005
		-	-	**30,777**	975,005
9. OTHER FINANCIAL ASSETS (NON-CURRENT)					
Investments at cost comprise:					
Shares					
Controlled entities - unlisted	10	**-**	-	**8,161,681**	8,161,681
Provision for diminution in value of investment	3 (c)	**-**	-	**(8,161,681)**	(8,161,681)

10. INTERESTS IN SUBSIDIARIES

Name	Country of Incorporation	Percentage of Equity Interest held by the consolidated entity		Investment	
		2005	2004	2005	2004
LCT Products Pty Ltd	Australia	**100**	100	**8,161,681**	8,161,681
LCT Australia Pty Ltd	Australia	**100**	100	**-**	-
Living Cell Technologies New Zealand Ltd	New Zealand	**100**	100	**-**	-
(formerly Diatranz New Zealand Ltd, name change effective 10 February, 2005)					
LCT BioPharma Inc.	USA	**100**	100	**-**	-
Fac8Cell Pty Ltd	Australia	**100**	100	**-**	-
DiaBCell Pty Ltd	Australia	**100**	100	**-**	-
Neurotrophin Cell Pty Ltd	Australia	**100**	100	**-**	-
				8,161,681	8,161,681

	Notes	ECONOMIC ENTITY		PARENT COMPANY	
		2005 $	2004 $	2005 $	2004 $
11. PROPERTY, PLANT AND EQUIPMENT					
PROPERTY					
Leasehold improvements					
At cost		457,477	418,393	7,707	-
Accumulated amortisation		(71,471)	(29,843)	(66)	-
	11(a)	386,006	388,550	7,641	-
Total leasehold improvements		386,006	388,550	7,641	-
PLANT AND EQUIPMENT					
Plant & machinery					
At cost		458,245	238,104	-	-
Accumulated depreciation		(97,214)	(32,856)	-	-
	11(a)	361,031	205,248	-	-
Motor vehicles					
At cost		6,536	6,140	-	-
Accumulated depreciation		(2,538)	(1,065)	-	-
	11(a)	3,998	5,075	-	-
Office equipment					
At cost		114,281	63,371	-	-
Accumulated depreciation		(45,398)	(9,277)	-	-
	11(a)	68,883	54,094	-	-
Furniture, fixtures and fittings					
At cost		72,324	28,569	2,717	-
Accumulated depreciation		(9,855)	(3,053)	(55)	-
	11(a)	62,469	25,516	2,662	-
Total plant and equipment		496,381	289,933	2,662	-
Total property, plant and equipment					
Cost		1,108,863	754,577	10,424	-
Accumulated depreciation and amortisation		(226,476)	(76,094)	(121)	-
Total written down amount		882,387	678,483	10,303	-

	Notes	ECONOMIC ENTITY	PARENT COMPANY
		2005	2005
		$	$

11. PROPERTY, PLANT AND EQUIPMENT (cont'd)

(a) Reconciliations

Reconciliations of the carrying amounts of property, plant and equipment at the beginning and end of the current financial year.

	ECONOMIC ENTITY 2005 $	PARENT COMPANY 2005 $
Property		
Leasehold Improvements		
Carrying amount at beginning	388,550	-
Additions	4,387	-
Additions through acquisition of entities / operations	7,708	7,708
Depreciation expense	(39,964)	(67)
Net foreign currency movements arising from self-sustaining foreign operation	25,325	-
	386,006	7,641
Plant and Equipment		
Plant and machinery		
Carrying amount at beginning	205,248	-
Additions	206,194	-
Depreciation expense	(62,679)	-
Net foreign currency movements arising from self-sustaining foreign operation	12,268	-
	361,031	-
Motor vehicles		
Carrying amount at beginning	5,075	-
Depreciation expense	(1,414)	-
Net foreign currency movements arising from self-sustaining foreign operation	337	-
	3,998	-
Office equipment		
Carrying amount at beginning	54,094	-
Additions	46,303	-
Depreciation expense	(35,845)	-
Net foreign currency movements arising from self-sustaining foreign operation	4,331	-
	68,883	-
Furniture, fixtures and fittings		
Carrying amount at beginning	25,516	-
Additions	39,262	-
Additions through acquisition of entities / operations	2,717	2,717
Depreciation expense	(6,656)	(55)
Net foreign currency movements arising from self-sustaining foreign operation	1,630	-
	62,469	2,662

	Notes	ECONOMIC ENTITY 2005 $	ECONOMIC ENTITY 2004 $	PARENT COMPANY 2005 $	PARENT COMPANY 2004 $
12. DEFERRED TAX ASSETS					
Future income tax benefit		-	-	-	-
Future income tax benefits not brought to account, the benefits of which will only be realised if the conditions for deductibility set out in Note 1 (r) occur					
- timing differences		-	7,684	-	-
- tax losses		**2,223,431**	332,442	**346,424**	71,188
		2,223,431	340,126	**346,424**	71,188
13. PAYABLES (CURRENT)					
Trade creditors		**634,112**	644,318	**127,463**	65,323
Other creditors		**106,248**	198,116	**252,638**	-
Convertible notes	13(a)	-	670,978	-	670,978
Goods and services tax		-	40,749	-	-
		740,360	1,554,161	**380,101**	736,301
Aggregate amounts payable to related parties:					
Other related parties					
- additional related parties	26	**56,892**	-	**247,414**	-
		56,892	-	**247,414**	-

(a) Terms and conditions relating to the above financial instruments:

(i) A convertible note of $529,535 which was interest free was held by the David Collinson Family Trust of which David Collinson is a trustee. David Collinson is a director of Living Cell Technologies Ltd. The convertible note was repayable within 45 days after a notice of demand is made. The holder had the right convert the outstanding amount at any time to ordinary shares at a rate of $0.20. On 25 August 2004 the outstanding amount was converted to 2,647,675 shares.

(ii) A convertible note of $141,443 which was interest free was held by Michael Yates and Ingrid Yates. Michael Yates is a director of the company. The convertible note was repayable within 45 days after a notice of demand is made. The holder had the right to convert the outstanding amount at any time to ordinary shares at a rate of $0.20. On 25 August 2004 the outstanding amount was converted to 707,214 shares.

	Notes	ECONOMIC ENTITY 2005 $	ECONOMIC ENTITY 2004 $	PARENT COMPANY 2005 $	PARENT COMPANY 2004 $
14. INTEREST-BEARING LIABILITIES (CURRENT)					
Lease liability	20	**23,904**	2,744	-	-
Unsecured					
- convertible notes	14(a)	-	830,129	-	830,129
		-	830,129	-	830,129
		23,904	832,873	-	830,129

(a) Terms and conditions relating to the above financial instruments

Convertible notes as at 30 June 2005 were nil. As at 30 June 2004 the convertible notes consisted of the following:

(i) Six B Class convertible notes of $113,354 with an interest rate of 5% per annum convertible to ordinary shares at a rate of $0.21 and held by the Avery Foundation. These 6 notes were paid out, together with interest in August 2004.

(ii) One D Class convertible note of $150,000 with an interest rate of 11% per annum held by Taycol Nominees Pty Ltd. This note was converted to shares in August 2004.

	Notes	ECONOMIC ENTITY		PARENT COMPANY	
		2005 $	2004 $	2005 $	2004 $
15. PROVISIONS (CURRENT)					
Employee benefits	21	**42,110**	23,284	-	-
		42,110	23,284	-	-
16. INTEREST-BEARING LIABILITIES (NON-CURRENT)					
Lease liability	20	**2,786**	6,107	-	-
Unsecured					
- convertible notes	16(a)	-	216,136	-	216,136
		2,786	222,243	-	216,136

(a) Terms and conditions relating to the above financial instruments

(i) As at 30 June 2005 convertible notes were nil. As at 30 June 2004 one C Class convertible note of $216,136 with an interest rate of 5% per annum convertible to ordinary shares at a rate of $0.21 was held by the Avery Foundation. This note was converted to shares in November 2004.

17. CONTRIBUTED EQUITY

(a) Issued and paid up capital

	2005 $	2004 $	2005 $	2004 $
Ordinary shares fully paid	**19,536,574**	8,982,351	**19,536,575**	8,982,351
	19,536,574	8,982,351	**19,536,575**	8,982,351

(b) Movements in shares on issue

	2005 Number of shares	2005 $	2004 Number of shares	2004 $
Beginning of the financial year	**48,672,968**	**8,982,351**	-	-
Issued during the year				
- private share issues and issues to contractors	**12,453,682**	**4,685,146**	1,429,566	178,417
- public equity raising	**20,022,370**	**4,004,474**	12,100,000	2,420,000
- rights issue	**5,694,211**	**1,138,842**	-	-
- convertible notes converted	**5,175,700**	**1,045,848**	-	-
- options exercised	**196,750**	**42,585**	-	-
- purchase of Living Cell Products Pty Ltd	-	-	35,143,402	7,028,680
- purchase of assets of Pancell New Zealand Ltd	**625,000**	**231,250**	-	-
Transaction costs in capital raising	-	**(593,921)**	-	(644,746)
End of the financial year	**92,840,681**	**19,536,575**	48,672,968	8,982,351

	Notes	ECONOMIC ENTITY		PARENT COMPANY	
		2005 $	2004 $	2005 $	2004 $
18. RESERVES AND RETAINED PROFITS					
Retained profits/(accumulated losses)	18(a)	**(16,401,020)**	(10,307,766)	**(17,737,520)**	(9,779,772)
(a) Retained profits/(accumulated losses)					
Balance at the beginning of year		**(10,303,708)**	-	**(9,779,772)**	-
Net profit/(loss) attributable to members of the economic entity		**(6,097,312)**	(10,307,766)	**(7,957,748)**	(9,779,772)
Balance at end of year		**(16,401,020)**	(10,307,766)	**(17,737,520)**	(9,779,772)

	Notes	ECONOMIC ENTITY		PARENT COMPANY	
		2005 $	2004 $	2005 $	2004 $
19. STATEMENT OF CASH FLOWS					
(a) Reconciliation of the net profit/(loss) after tax to the net cash flows from operations					
Net profit/(loss)		**(6,097,309)**	(10,307,766)	**(7,957,748)**	(9,779,772)
Non-Cash Items					
Depreciation of non-current assets		**146,558**	53,871	**122**	-
Decrement in value of non-current assets	3(A)	**(46,134)**	8,196,225	**7,223,197**	9,672,076
Net (profit)/loss on disposal of property, plant and equipment		**-**	3,149	**-**	-
Net foreign currency (gains)/losses		**(47,644)**	16,537	**-**	-
Changes in assets and liabilities					
(Increase)/decrease in trade and other receivables		**69,698**	(95,895)	**(7,851)**	-
(Increase)/decrease in goods and services tax receivable		**-**	-	**1,655**	(10,140)
(Increase)/decrease in inventory		**13,765**	(30,073)	**-**	-
(Increase)/decrease in prepayments and other current assets		**(9,868)**	(283)	**(46)**	-
(Decrease)/increase in trade and other creditors		**(102,074)**	825,897	**65,324**	65,324
(Decrease)/increase in goods and services tax payable		**(40,749)**	40,749	**-**	-
(Decrease)/increase in employee entitlements		**18,826**	23,284	**-**	-
Net cash flow from operating activities		**(6,094,931)**	(1,274,305)	**(675,347)**	(52,512)
(b) Reconciliation of cash					
Cash balance comprises:					
- cash at bank		**2,648,491**	485,730	**1,777,196**	-
Closing cash balance		**2,648,491**	485,730	**1,777,196**	-

(c) Acquisition of Controlled Entity

There were no acquisitions in the 2005 year.

(d) Disposal of Controlled Entity

There were no disposals in the 2005 financial year.

	Notes	ECONOMIC ENTITY		PARENT COMPANY	
		2005	2004	2005	2004
		$	$	$	$
20. EXPENDITURE COMMITMENTS					
(a) Lease expenditure commitments					
(i) Operating leases (non-cancellable):					
Minimum lease payments	20(c)				
- not later than one year		102,939	37,717	-	-
- later than one year and not later than five years		411,757	43,978	-	-
- later than five years		425,850	4,581	-	-
- aggregate lease expenditure contracted for at reporting date		940,546	86,276	-	-
Aggregate expenditure commitments comprise:					
Aggregate lease expenditure contracted for at reporting date		-	86,276	-	-
(ii) Finance leases:					
- not later than one year		24,570	4,432	-	-
- later than one year and not later than five years		2,786	6,107	-	-
- total minimum lease payments		27,356	10,539	-	-
- future finance charges		(666)	(1,688)	-	-
- lease liability		26,690	8,851	-	-
- current liability		23,904	2,744	-	-
- non-current liability		2,786	6,107	-	-
		26,690	8,851	-	-
Total lease liability accrued for:					
Current					
- finance leases		23,904	2,744	-	-
		23,904	2,744	-	-
Non-Current					
- finance leases		2,786	6,107	-	-
		2,786	6,107	-	-
		26,690	8,851	-	-

Notes

(b) The lease of offices and laboratories in Papatoetoe, New Zealand, is a non-cancellable lease with a 5 year term renewable for a further 5 years and rent payable monthly in advance. Contingent rental provisions require the minimum lease payments shall be reviewed every 2 years. The animal laboratory lease is a non-cancellable lease with a 6 year term and a right of renewal for a further 6 year term, with rent payable monthly in advance. Contingent rental provisions require the minimum lease payments shall be reviewed every 2 years.

(c) The carrying amount of the finance lease assets as at 30 June 2005 is $68,351. (2004:$9,703)

	Notes	ECONOMIC ENTITY		PARENT COMPANY	
		2005 $	2004 $	2005 $	2004 $

21. EMPLOYEE BENEFITS AND SUPERANNUATION COMMITMENTS

Employee Benefits

	2005 $	2004 $	2005 $	2004 $
The aggregate employee benefit liability is comprised of:				
Accrued wages, salaries and on costs	**33,145**	168,455	-	-
Provisions (current)	**42,110**	23,284	-	-
	75,255	191,739	-	-

Employee Share Scheme

Information with respect to the number of options granted under the employee share incentive scheme is as follows:

	Notes	2005 Number of options	2005 Weighted average exercise price	2004 Number of options	2004 Weighted average exercise price
Balance at beginning of year		**552,500**	**0.21**	-	-
- granted	21(a)	**1,625,000**	**0.30**	552,500	0.21
Balance at end of year		**2,177,500**	**0.28**	552,500	0.21

(a) Options granted during the reporting period

The following table summarises information about options granted by Living Cell Technologies Ltd to employees during the year:

	2005	2004
Grant date	**15 November 2004**	15 January 2004
Vesting date	**15 November 2004**	15 January 2004
Expiry Date	**15 November 2011**	30 June 2010
Weighted average exercise price	**$0.30**	$0.21

22. SUBSEQUENT EVENTS

After balance date,the parent entity completed equity raising totalling $2,300,000 through placement of ordinary shares to existing shareholders at $0.22 per share. As a result, the group's total equity has changed from $3,135,555 at 30 June, 2005 to an estimated balance of $5,435,555 after completion of the equity raising as at 9 August 2005.

The financial effect of the above event has not been recognised in the Statement of Financial Position as at 30 June 2005.

	ECONOMIC ENTITY	
	2005	**2004**
23. EARNINGS PER SHARE		
The following reflects the income and share data used in the calculations of basic and diluted earnings per share:		
Net profit/(loss)	**(6,097,309)**	(10,307,767)
Earnings/(loss)used in calculating basic and diluted earnings/(loss)per share	**(6,097,309)**	(10,307,767)
	Number of shares	**Number of shares**
Weighted average number of ordinary shares used in calculating basic earnings per share	**83,500,010**	20,211,731

	Notes	ECONOMIC ENTITY		PARENT COMPANY	
		2005 $	2004 $	2005 $	2004 $
24. AUDITORS' REMUNERATION					
Amounts received or due and receivable by PKF, NSW Partnership, the auditor of the parent entity for:					
– an audit or review of the financial report of the entity and any other entity in the consolidated entity		61,270	-	61,270	-
		61,270	-	61,270	-
Amounts received or due and receivable by auditors, other than PKF, NSW Partnership, for:					
– an audit or review of the financial report of subsidiary entities		20,695	6,595	-	-
		81,965	6,595	61,270	-

25. DIRECTOR AND EXECUTIVE DISCLOSURES

(a) Details of Directors and Specified Executives

(i) Directors

Michael Yates	Executive Chairman
Simon O'Loughlin	Non-Executive Director
Robert Elliott	Medical Director
David Collinson	Executive Director and Chief Executive Officer
Roger Coats	Non Executive Director
Alfred Vasconcellos	Executive Director, President & CEO LCT BioPharma Inc

(ii) Specified executives

Richard Justice	Chief Financial Officer
Paul Tan	Manager LCT New Zealand
Paris Brooke	Manager LCT Australia

Michael Yates was Chairman and Director up to 30 November 2004 when he was appointed as Executive Chairman.

Roger Coats was Chief Operating Officer (COO) and Director up to 28 February 2005 when he resigned as COO, remaining as a non-executive director.

Alfred Vasconcellos was President and CEO of LCT BioPharma up to 28 October 2004, when he was also appointed as a director.

Richard Justice was appointed CFO on 10 November 2004.

Paris Brooke was appointed as General Manager LCT Australia Pty Ltd on 1 April 2005.

(b) Option holdings of directors and specified executives

	Balance at beginning of period 1 July 2004	Granted as Remuneration	Options Exercised	Net Change Other	Balance at end of period 30 June 2005	Vested at 30 June 2005 Total	Not exercisable	Exercisable
Directors								
Michael Yates	-	-	-	450,000	450,000	450,000	450,000	-
Simon O'Loughlin	-	-	-	150,000	150,000	150,000	150,000	-
Robert Elliott	2,123,300	-	-	-	2,123,300	2,123,300	-	2,123,300
David Collinson	2,123,300	-	-	-	2,123,300	2,123,300	-	2,123,300
Roger Coats	1,498,720	-	-	-	1,498,720	1,498,720	-	1,498,720
Alfred Vasconcellos	-	-	-	525,000	525,000	525,000	525,000	-
Specified Executives								
Richard Justice	-	-	-	-	-	-	-	-
Paul Tan	-	-	-	300,000	300,000	300,000	-	300,000
Paris Brooke	-	-	-	-	-	-	-	-
Total	5,745,320			1,425,000	7,170,320	7,170,320	1,125,000	6,045,320

(c) Shareholdings of Directors and Specified Executives

30 JUNE 2005	Balance 1 July 2004 Ord	Received as Remuneration Ord	Options Exercised Ord	Net Change Other Ord	Balance 30 June 2005 Ord
Directors					
Michael Yates	-	-	-	1,033,301	1,033,301
Simon O'Loughlin	-	-	-	210,000	210,000
Robert Elliott	1,862,638	-	-	-	1,862,638
David Collinson	6,979,981	-	-	2,541,371	9,521,352
Roger Coats	169,543	-	-	23,457	193,000
Alfred Vasconcellos	115,031	-	-	-	115,031
Specified Executives					
Richard Justice	-	-	-	-	-
Paul Tan	-	-	-	-	-
Paris Brooke	-	-	-	-	-
Total	9,127,193			3,808,129	12,935,322

(d) Loans to directors and specified executives

There have been no loans made to directors or specified executives during the year from 1 July 2004 to 30 June 2005.

(e) Other transactions and balances with directors and specified executives

Services

Mr S O'Loughlin is a partner of O'Loughlins Lawyers which provided legal services to the economic entity. During the period from 1 July, 2004 to 30 June, 2005 services rendered by O'Loughlin Lawyers to the economic entity totalled $1,276, excluding GST (2004 :$35,663).

26. RELATED PARTY DISCLOSURES

Director-related entity transactions

Pancell New Zealand Limited whose directors and shareholders are Robert Elliott, David Collinson and Sandy Ferguson, supplied Auckland Island pig cells to the economic entity. The economic entity financed the activities of Pancell New Zealand Limited with a monthly payment of NZ$12,000. An option to purchase the assets or shares of Pancell New Zealand Ltd by the economic entity was signed on 23 April, 2003, with consideration being NZ$300,000 plus GST increasing by NZ$15,000 per month commencing April, 2003.

On 27 May 2005 the shareholders of Living Cell Technologies Limited approved and authorised the issue of 625,000 ordinary shares in the capital of the Company to Pancell New Zealand Limited at 0.37 cents, being $231,250, with the balance of the purchase price of the assets of Pancell New Zealand Limited (including the Auckland Island pig herd) satisfied by the repayment of NZ$50,000 in cash (as repayment of a loan from the Company to Pancell New Zealand Limited $45,955 in Parent Company Statement of Cash Flows for purchase of self-generating and regenerating assets.)

At 30 June, 2004 amounts of $18,353 (current receivable) and $46,134 (non-current receivable)had been loaned to Pancell New Zealand Ltd from the economic entity. A provision for diminution of $46,134 had been raised against the non-current receivable balance. With the effective repayment of this loan the provision for diminution of $46,134 has been credited in the period ending 30 June, 2005.

At 30 June 2005 an amount of $56,892 was owing to directors of Living Cell Technologies Ltd (David Collinson $47,747 and Robert Elliott $9,145) being monies previously advanced by the directors to Pancell New Zealand Limited.

Wholly-owned group transactions

Loans

All loan balances between the companies in the group have been fully provided for and eliminated on consolidation.

Service Fee

LCT BioPharma Inc. and Diatranz New Zealand Ltd (formerly Diatranz New Zealand Ltd) charge LCT Products Pty Ltd a service fee based on direct costs incurred and an appropriate mark up. The financial affect of the service fee has been eliminated on consolidation.

Other related party transactions

Services

Mr CR Fennell, formerly Company Secretary, is a partner of Fennell Allen & Co. Chartered Accountants which provided accounting, corporate, secretarial, taxation services and office accommodation to the economic entity.

Mr Fennell has a beneficial interest in 71,527 shares and 247,690 Class A options acquired in part consideration of services provided. 1,232,500 Class B options were acquired by Mr Fennell from Class B option holders. Services rendered by Fennell Allen & Co. to the economic entity for the period 17 March, 2003 to 30 June, 2004 totalled $177,861 (excluding GST).

27. SEGMENT INFORMATION

Segment products and locations

The economic entity operates one business segment of research and development and product development into living cell technologies. Geographically, the majority of the research and development was performed in New Zealand and the balance was performed in the USA. The corporate office is located in Australia.

Geographic Segment	New Zealand		USA		Australia		Eliminations		Consolidated	
	2005 $	2004 $	2005 $	2004 $	2005 $	2004 $	2005 $	2004 $	2005 $	2004 $
Segment revenue	**2,677,409**	798,799	**1,647,319**	270,142	**207,457**	100,619	**(4,306,330)**	(1,068,088)	**225,855**	101,472
Segment assets	**1,020,243**	801,912	**322,958**	147,032	**2,608,903**	12,659,084	**-**	(12,298,580)	**3,952,104**	1,309,448
Other segment information:										
Acquisition of property, plant and equipment, intangible assets and other non-current assets	**-**	732,322	**-**	-	**354,922**	8,165,336	**-**	(8,161,681)	**354,922**	735,977

Accounting policies

1) Segment revenues, expenses, assets and liabilities are those directly attributable to the segments.

2) Segment revenues,expenses and results include charges between segments. The prices charged on intersegment transactions have been made at arms length transaction rates. These transactions are eliminated on consolidation.

28. FINANCIAL INSTRUMENTS

28 (a) Interest rate risk

The consolidated entity's exposure to interest rate risks and the effective interest rates of financial assets and financial liabilities, both recognised and unrecognised at the balance date, are as follows:

Financial Instruments	Floating interest rate		FIXED INTEREST RATE MATURING IN: 1 year or less		Over 1 to 5 years		More than 5 years	
	2005 $	2004 $	2005 $	2004 $	2005 $	2004 $	2005 $	2004 $
(i) Financial assets								
Cash	2,648,491	485,730	-	-	-	-	-	-
Trade and other receivables	-	-	-	-	-	-	-	-
Receivables - director related entities	-	-	-	-	-	-	-	-
Total financial assets	2,648,491	485,730	-	-	-	-	-	-
(ii) Financial liabilities								
Trade creditors	-	-	-	-	-	-	-	-
Other creditors	-	-	-	-	-	-	-	-
Convertible notes -non-interest bearing	-	-	-	-	-	-	-	-
Finance lease liability	-	-	23,904	2,744	2,786	6,107	-	-
Convertible notes	-	-	-	830,129	-	216,136	-	-
Total financial assets	-	-	23,904	832,873	2,786	222,243	-	-

Financial Instruments	Non-interest bearing		Total carrying amount as per statement of financial position		Weighted average effective interest rate	
	2005 $	2004 $	2005 $	2004 $	2005 %	2004 %
(i) Financial assets						
Cash	-	-	2,648,491	485,730	4.96	4.20
Trade and other receivables	42,864	94,209	42,864	94,209	-	-
Receivables - director related entities	-	64,487	-	64,487	-	-
Total financial assets	42,864	158,696	2,691,355	644,426		
(ii) Financial liabilities						
Trade creditors	634,112	644,318	634,112	644,318	-	-
Other creditors	106,248	238,865	106,248	238,865	-	-
Convertible notes -non-interest bearing	-	670,978	-	670,978	-	-
Finance lease liability	-	-	26,690	8,851	15.5	15.5
Convertible notes	-	-	-	1,046,265	-	6.1
Total financial liabilities	740,360	1,544,161	767,050	2,609,277		

29. IMPACT OF ADOPTING AASB EQUIVALENTS TO IASB STANDARDS

Living Cell Technologies Ltd is preparing and managing the transition to Australian Equivalents to International Financial Reporting Standards (AIFRS) effective for the company's financial year commencing from 1 July 2004. The adoption of AIFRS will be reflected in the economic entity's and the parent entity's financial statements for the year ending 30 June 2006. On first time adoption of AIFRS, comparatives for the year ending 30 June 2005 are required to be restated. The majority of AIFRS transitional adjustments will be made retrospectively against retained earnings as at 1 July 2004.

The economic entity's management, with the assistance of external consultants, has assessed the significance of the expected changes and is preparing for their implementation. The impact of the alternative treatments and elections under AASB 1: First Time Adoption of Australian Equivalents to International Financial Reporting Standards has been considered where applicable.

The directors are of the opinion that the key material differences in the economic entity's accounting policies on conversion to AIFRS and the financial effect of these differences, where known, are as follows. Users of the financial statements should note, however, that the amounts disclosed could change if there are amendments by standard-setters to the current AIFRS or interpretation of the AIFRS requirements changes from the continuing work of the economic entity's AIFRS review process.

Classification of Financial Instruments

Under AASB 139 Financial Instruments: Recognition and Measurement, financial assets are required to be classified into four categories, which determines the accounting treatment of the item.

The categories and various treatments are:

- held to maturity, measured at amortised cost;
- held for trading, measured at fair value with unrealised gains or losses charged to the profit and loss;
- loans and receivables, measured at amortised cost; and
- available for sale instruments, measured at fair value with unrealised gains or losses taken to equity

The economic entity's financial assets comprise available for sale financial instruments. Under AASB 139: Financial Instruments:

Recognition and Measurement, the measurement of available for sale instruments at fair value differs to current accounting policy which measures non-current investments at cost with an annual review by directors to ensure carrying amounts are not in excess of the recoverable amount of the instrument.

On the basis that directors have written down the carrying value of non-current investments in subsidiary entities to nil (which equate to fair value) there is expected to be no impact in the conversion to AIFRS.

Share based payments

Under AASB 2 Share based Payments, the company will be required to determine the fair value of options issued to directors, specified executives and employees as remuneration and recognise an expense in the Statement of Financial Performance. This standard is not limited to options and also extends to other forms of equity based remuneration.

During the year the company issued 1,425,000 options to the directors and specified executives valued at $329,344.

	ECONOMIC ENTITY	PARENT COMPANY
Reconciliation of Loss		
Net loss for year reported under Australian Accounting Standards	(6,097,309)	(7,957,748)
Transitional adjustment		
Increase in employee benefits	(329,344)	(329,344)
Net loss under AIFRS	(6,426,653)	(8,287,092)
Reconciliation of Equity		
Total equity under Australian Accounting Standards	3,135,554	1,799,055
Reduction in equity from transition to AIFRS	(329,344)	(329,344)
Equity under AIFRS	2,806,210	1,469,711

30. SELF-GENERATING AND REGENERATING ASSETS

	Notes	ECONOMIC ENTITY		PARENT COMPANY	
		2005 $	2004 $	2005 $	2004 $
Animals					
Pig Herd - at cost		344,498	-	344,498	-
Total value of animals		344,498	-	344,498	-

(a) Nature of asset

The company purchased a herd of Auckland Island pigs which are critical to plans to produce pig cells for xeno-transplantation because they are free of infectious diseases common with other pig strains and they meet FDA requirements for donors of pig cells for human xeno-transplantation.

(b) Significant assumptions

The Auckland Island pig herd has been valued at cost and not depreciated, as fair value cannot be reliably measured, given the highly specialised and unique characteristics of the pig herd.

The Directors valuation at cost is consistent with an independent accountant's opinion on the purchase transaction.

31. COMPANY DETAILS AND ULTIMATE PARENT ENTITY

Living Cell Technologies Ltd is the ultimate parent entity.

The registered office of the company is:

Living Cell Technologies Limited
Level 5, NAB House
255 George Street
Sydney, NSW, 2001

■ Directors' Declaration

In accordance with a resolution of the directors of Living Cell Technologies Ltd, I state that:

(1) In the opinion of the directors:

(a) the financial statements and notes of the company and of the consolidated entity are in accordance with the *Corporations Act 2001*, including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2005 and of their performance for the period beginning 1 July 2004 and ended on that date; and

(ii) complying with Accounting Standards and the *Corporations Regulations 2001*; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

(2) The Chief Executive Officer and Chief Financial Officer have each declared that:

(a) the financial records of the company for the financial year have been properly maintained in accordance with section 286 of the *Corporations Act 2001*;

(b) the financial statements and notes for the financial year comply with the Accounting Standards; and

(c) the financial statements and notes for the financial year give a true and fair view.

(3) In the opinion of the directors, as at the date of this declaration, there are reasonable grounds to believe that the members of the Group identified in note 10 will be able to meet any obligations or liabilities to which they are or may become subject, by virtue of support provided by the parent company.

On behalf of the Board

Michael Yates
Chairman

Sydney: 13 September 2005

PKF

Chartered Accountants
& Business Advisers

NSW Partnership
ABN 83 236 985 726

Level 10, 1 Margarets Street
Sydney NSW 2000

DX 10173 Sydney Stock Exchange NSW

Tel: 61 2 9251 4100
Fax: 61 2 9240 9821

www.pkf.com.au

A Member Firm of PKF International

INDEPENDENT AUDIT REPORT

To the members of Living Cell Technologies Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Living Cell Technologies Ltd (the company) and the consolidated entity, for the year ended 30 June 2005. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the Corporations Act 2001.

This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with *Accounting Standards in Australia*, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and

- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls. We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. [In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.]

Audit Opinion

In our opinion, the financial report of Living Cell Technologies Ltd is in accordance with:

(a) the *Corporations Act 2001*, including:

> (i) giving a true and fair view of the financial position of Living Cell Technologies Ltd and the consolidated entity at 30 June 2005 and of their performance for the year ended on that date; and
>
> (ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

PKF

PKF
Chartered Accountants & Business Advisers
NSW Partnership

Arthur Milner
Partner

Sydney: 13 September 2005

ASX Additional Information

Additional information required by the Australian Stock Exchange Ltd and not shown elsewhere in this report is as follows. The information is current as at 31August, 2005.

(a) Distribution of equity securities

The number of shareholders at 31 August 2005 by size of holding,in each class of share are:

	ORDINARY SHARES Number of holders	Number of shares
1 - 1,000	41	26,950
1,001 - 5,000	235	689,061
5,001 - 10,000	213	1,862,182
10,001 - 100,000	592	22,111,751
100,001 and over	144	78,028,373
	1,225	102,718,317
The number of shareholders holding less than a marketable parcel of shares are:	142	200,066

(b) Twenty largest shareholders

The names of the twenty largest holders of quoted shares at 31 August, 2005 were:

		LISTED ORDINARY SHARES Number of shares	Percentage of ordinary shares
1	MR GRAEME COLLINSON & MR DAVID COLLINSON	9,627,656	9.4
2	K ONE W ONE LIMITED	7,351,435	7.2
3	WESTPAC CUSTODIAN NOMINEES LIMITED	4,980,455	4.9
4	FOUNDATION SERVICES LTD	4,977,626	4.9
5	HUGH GREEN INVESTMENTS LIMITED	3,769,850	3.7
6	ANZ NOMINEES LTD	2,800,636	2.7
7	TAYCOL NOMINEES PTY LTD	2,094,434	2.0
8	MR MICHAEL BUSHELL	2,000,000	2.0
9	MR ROBERT BARTLETT ELLIOTT	1,555,538	1.5
10	MR KEITH A STEWART & MRS JUDITH A STEWART	1,521,371	1.5
11	LE PROPERTIES PTY LTD	1,475,455	1.4
12	MR MICHAEL HELYER	1,400,157	1.4
13	THE AVERY FOUNDATION	1,229,808	1.2
14	MR MICHAEL ARTHUR YATES & MRS INGRID MELANIE YATES	1,033,301	1.0
15	SOPHIA DAWES	1,000,000	1.0
16	M COOPER NOMINEES PTY LTD	1,000,000	1.0
17	NUTSVILLE PTY LTD	1,000,000	1.0
18	SYMINGTON PTY LTD	730,000	0.7
19	MR GEOFFREY PETER PICOT & MR DENIS PETER LANE	625,864	0.6
20	GREENSLADE HOLDINGS PTY LTD	625,000	0.6
		50,798,586	49.7

(c) Substantial shareholders

The names of substantial shareholders who have notified the Company in accordance with section 671B of the *Corporations Act 2001* are:

	Number of Shares
MR GRAHAM COLLINSON MR DAVID COLLINSON	9,627,656
K ONE W ONE LIMITED	7,351,435

(d) Voting rights

All ordinary shares carry one vote per share without restriction.

Corporate Information

ABN 14 104 028 042

Directors

Michael Yates (Executive Chairman)

Simon O'Loughlin
(Non-Executive Director)

Robert Elliott (Medical Director)

David Collinson (Executive Director and Chief Executive Officer)

Roger Coats (Non Executive Director)

Alfred Vasconcellos
(Executive Director, President & CEO LCT BioPharma Inc)

Company Secretary
Nick Geddes

Registered Office
Australian Company Secretaries Pty Ltd
Level 5, NAB House
255 George Street
Sydney NSW 2001

Principal Place of Business
Suite 2.11 Pacific Tower
737 Burwood Road
Hawthorn VIC 3122

Solicitors
Johnson, Winter & Slattery
211 Victoria Square
Adelaide SA 5001

Bankers
ANZ Bank Ltd
13 Grenfell Street
Adelaide SA 5000

Share Register
Computershare Investor Services Pty Ltd
Level 5, 115 Grenfell Street
Adelaide SA 5000

Auditors
PKF
Level 10, 1 Margaret Street
Sydney NSW 2002

Internet Address

www.lctglobal.com

Living Cell Technologies Limited
NOTICE OF ANNUAL GENERAL MEETING

to be held at 4.30pm on
Wednesday 16 November 2005 at
NSW Trade and Investment Centre
Level 44
225 George Street
Sydney NSW 2000

Registered Office:
C/- Australian Company Secretaries Pty Ltd
GPO Box 4231
Level 5
255 George Street
SYDNEY NSW 2001

Telephone (02) 9252 1933
Facsimile (02) 9252 2487

Living Cell Technologies Limited

ABN 14 104 028 042

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting ("the Meeting") of Living Cell Technologies Limited ("the Company") will be held at NSW Trade and Investment Centre, Level 44, 225 George Street, Sydney, NSW, 2000 on Wednesday 16 November 2005 at 4.30pm.

ORDINARY BUSINESS

Consideration of Financial Report

To consider the Financial Report and the reports of the Directors and Auditors for the year ended 30 June 2005.

Election of Directors

Resolution 1 To consider and, if thought fit, pass the following ordinary resolution:

"That Mr Robert Elliott, who retires by rotation in accordance with Clause 6.1 of the Constitution and being eligible offers himself for re-election, be re-elected as a Director of the Company".

Resolution 2 To consider and, if thought fit, pass the following ordinary resolution:

"That Mr Alfred Vasconcellos, who retires by rotation in accordance with Clause 6.1 of the Constitution and being eligible offers himself for re-election, be re-elected as a Director of the Company".

Auditors

Resolution 3 To consider and, if though fit, pass the following ordinary resolution:

"That PKF Chartered Accountants & Business Advisers are appointed auditors of the Company".

Special Business

Resolution 4 Ratification of issue of ordinary shares pursuant to ASX Listing Rule 7.4

To consider, and if thought fit, pass the following resolution:

"That, in accordance with ASX Listing Rule 7.4, the Company ratifies and approves for the purposes of ASX Listing Rule 7.1, the issue of 10,337,636 fully paid ordinary shares in the capital of the Company, details of which are set out in the explanatory notes to resolution 4 in the Notice of Meeting."

Adoption of the Remuneration Report for the year ended 30 June 2005

Resolution 5 To consider and put to a non-binding vote the following resolution:

"That the Remuneration Report required by section 300A of the Corporations Act, as contained in the Director's Report of the Company, for the year ended 30 June 2005 be adopted".

Dated 6 October 2005

BY ORDER OF THE BOARD

N J V Geddes
Company Secretary

Living Cell Technologies Limited

ABN 14 104 028 042

VOTING EXCLUSIONS

Resolution 4

The company will disregard any votes cast on Resolution 4 by:

- any person named or identified in the Explanatory Memorandum as a person to whom shares the subject of Resolution 4 were issued and any associate of any one or more of any such persons.

However, the entity need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

EXPLANATORY NOTES

Resolution 4 - Ratification of share issues for purposes of ASX Listing Rules

Subject to a number of exceptions ASX Listing Rule 7.1 provides that a company must not issue equity securities without shareholder approval if that issue, when added to other securities issued by the company in the previous 12 months, will exceed 15% of the ordinary securities on issue at the commencement of the 12 month period.

An issue of securities made without approval under Listing Rule 7.1 is treated as having been made with approval for the purposes of Listing Rule 7.1 if the issue did not breach Listing Rule 7.1 and shareholders subsequently approve it under Listing Rule 7.4.

During the period from the General Meeting held on 25 May 2005 to the date of this Notice of Meeting the company issued 10,377,636 ordinary shares in the capital of the company as follows:

Number of securities issued	Date of Issue	Price	Names of allottees or basis on which allottees were determined
70,000	19/08/05	$0.22 per share	PG & WN Gillespie Trust
100,000	19/08/05	$0.22 per share	Ross Asset Management Ltd
500,000	19/08/05	$0.22 per share	Ashabia Pty Ltd
40,000	19/08/05	$0.22 per share	Portfolio Custodian Limited <044008 a/c>
200,000	19/08/05	$0.22 per share	HTL Equites Ltd
50,000	19/08/05	$0.22 per share	Maurice Duncan Priest
50,000	19/08/05	$0.22 per share	Paul Desmond and Lynette Marjorie Jacobsen
100,000	19/08/05	$0.22 per share	Sims Family Trust
35,000	19/08/05	$0.22 per share	Portfolio Custodian Limited <045098 a/c>
180,000	19/08/05	$0.22 per share	Edward and Julie Gendelman
1,363,636	19/08/05	$0.22 per share	ANZ Nominees Limited
3,409,091	19/08/05	$0.22 per share	Westpac Custodian Nominees Limited
1,136,364	19/08/05	$0.22 per share	Westpac Custodian Nominees Limited
2,189,000	19/08/05	$0.22 per share	Taycol Nominees Pty Ltd
454,545	19/08/05	$0.22 per share	Lewis Holdings Ltd
500,000	21/09/05	$0.22 per share	Hubbard Churcher Trust Management Ltd

All shares issued were ordinary shares and were issued fully paid.

The funds will be used as working capital to accelerate regulatory applications for LCT's two lead cell therapy products and subsequently progress the first phase of clinical trials for LCT's NeurotrophinCell product.

Resolution 5 Adoption of the Remuneration Report

Consistent with section 250R of the Corporations Act, the Company submits to shareholders for consideration and adoption by way of a non-binding resolution its Remuneration Report for the year ended 30 June 2005. At the meeting there will be a reasonable opportunity for discussion of the report.

The Remuneration Report is a distinct section of the annual Directors' Report which deals with the remuneration of Directors and executives (which include senior managers) of the Company. The Remuneration Report can be located in the Company's Annual Report on pages 34 to 36.

Living Cell Technologies Limited

ABN 14 104 028 042

DIRECTORS

Mr Roger Coats was scheduled to stand for re-election as a Director at the AGM, however he has advised that he will be retiring, effective upon the conclusion of the AGM.

NOTES

1. A member entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on the member's behalf. If the member is entitled to cast two or more votes at the meeting, the member may appoint not more than two proxies to attend and vote on the member's behalf.

2. If a member appoints two proxies, each proxy should be appointed to represent a specified proportion or number of the member's votes. In the absence of such a specification, each proxy will be entitled to exercise half the votes.

3. A proxy need not be a member of the Company.

4. To appoint a proxy (or two proxies), a proxy form must be signed by the member or the member's attorney duly authorised in writing. If the member is a corporation, the proxy form must be signed either under the corporation's common seal (if any) or under the hand of its attorney or officer duly authorised.

5. To be effective, a proxy form (and, if it is signed by an attorney, the authority under which it is signed or a certified copy of the authority) must be received by the Company not later than 48 hours prior to the Meeting. Proxy forms and authorities may be sent to the Company by post, personal delivery or fax:

   Living Cell Technologies Limited
   C/- Australian Company Secretaries Pty Ltd
   Street address: Level 5, 255 George Street
   Sydney NSW 2000
   Mailing address: GPO Box 4231
   Sydney NSW 2001

   Fax: (02) 9252 2487

   provided that members who forward their proxy forms by fax are required to make available the original executed form of the proxy for production, if called upon at the meeting to do so.

6. For the purposes of the Annual General Meeting, persons on the register of members as at 4.30pm on Monday 14 November 2005 will be treated as members. This means that if you are not the registered holder of a relevant share at that time you will not be entitled to vote in respect of that share.

PROXY FORM

Living Cell Technologies Limited

ABN 14 104 028 042

I/We..
(PLEASE PRINT NAME)

Of..
(ADDRESS)

being a member/members of Living Cell Technologies Limited

A ***Appoint*** ....
(PLEASE PRINT NAME)

or failing the person so named (or if no person is named) the **Chairman of the Meeting** ***[if appointing the Chairman see B below]*** as proxy to vote in accordance with the following directions (or if no directions have been given as the proxy or the Chairman sees fit) at the Annual General Meeting of members of Living Cell Technologies Limited to be held on Wednesday 16 November 2005 commencing at 4.30pm and at any adjournment.

B ***Exercise of Proxy by Chairman***

For undirected proxies, the Chairman intends to vote in favour of each resolution. If you do not wish to direct your proxy how to vote, please place a mark in the box. By marking this box, you acknowledge that the Chairman may exercise your proxy even if he has an interest in the outcome of the resolution and votes cast by him other than as proxy holder will be disregarded because of that interest. ☐

C ***Business***

	For	Against	Abstain
Resolution 1 – Re-election of Mr Robert Elliott	☐	☐	☐
Resolution 2 – Re-election of Mr Alfred Vasconcellos	☐	☐	☐
Resolution 3 – Appointment of Auditors	☐	☐	☐
Resolution 4 – Refresh capital raising ability	☐	☐	☐
Resolution 5 – Adoption of the Remuneration Report	☐	☐	☐

D ***If Appointing a Second Proxy***

State here the percentage of your voting rights [%]

Or

Or

the number of shares applicable to this Form [**Number**]

E ***Insert your daytime telephone number*** [(S T D)]

F ***Signature(s)*** [ ]

Signatures if Corporate Shareholder (See Note F)

Executed in accordance with section 127 of the Corporations Act

Director/Sole Director sign and print name

Director/Secretary sign and print name

Note: For your proxy to be entitled to vote your shares at the Meeting, the completed Proxy Form must be received by the Company not later than 48 hours prior to the Meeting.

Living Cell Technologies Limited

ABN 14 104 028 042

INSTRUCTION FOR COMPLETION OF PROXY FORM

Your vote is important. Please direct your proxy how to vote. For your proxy to be entitled to vote your shares at the Meeting, the completed Proxy Form must be received by the Company not later than 48 hours prior to the Meeting. Any proxy received after this deadline will be treated as invalid.

A. Appoint

Insert here the name of the person you wish to appoint as proxy. Members cannot appoint themselves. If you submit a Proxy Form, which does not name a person to act as your proxy, the Chairman of the Meeting will act as your proxy. You can vote your shares by proxy even if you plan to attend the Meeting.

B. Exercise of Proxy by Chairman

For undirected proxies, Chairman intends to vote in favour of each resolution. If you do not wish to direct your proxy how to vote, please place a mark in the box. By marking the box, you acknowledge that the Chairman may exercise your proxy even if he has an interest in the outcome of the resolution and votes cast by him other than as proxy holder will be disregarded because of that interest.

C. Business

If you wish to direct your proxy how to vote on any item, place a mark in the appropriate box. If a mark is placed in a box, your total shareholding will be voted in that manner. You may, if you wish, split your voting direction by inserting the number of shares you wish to vote in the appropriate box. The vote will be invalid if a mark is made against more than one box for a particular item or if the total shareholding shown in "For", "Against" and "Abstain" boxes is more than your total shareholding on the share register.

D. If Appointing a Second Proxy

A member is entitled to appoint up to two persons (whether members or not) to attend the Meeting as proxies and vote. If you wish to appoint two proxies please photocopy your proxy form or obtain another proxy form by calling the Company Secretary on (02) 9252 1933. Both Forms should be completed with the nominated percentage of your voting rights or number of shares on each Form. If you do not specify the nominated percentage of your voting rights or number of shares, each of the proxies may exercise half of the votes. Please return these Proxy Forms together.

E. Insert your daytime telephone number

This is required in case we need to contact you.

F. Signature(s)

This Form must be signed by the member. If the member is an Australian corporation, the Form must be executed in accordance with section 127 of the Corporations Act or by an attorney. If this Form is signed by a person who is not the registered shareholder then the relevant authority must either have been exhibited previously to the Company or be enclosed with this Form.

Further Important Information

Please return your completed Proxy Form to the Company Secretary c/- Australian Company Secretaries Pty Ltd, at Level 5, 255 George Street, Sydney, NSW, 2000 (GPO Box 4231, Sydney, NSW, 2001). Alternatively, your Form can be faxed to the Company on (02) 9252 2487. To be effective, the Form must be received by the Company at the above address not later than 48 hours prior to the Meeting. **If you require further information on how to complete the Proxy Form, telephone the Company Secretary on (02) 9252 1933.**

Living Cell Technologies Limited
Suite 2.11 / 737 Burwood Rd
Hawthorn VIC 3122
ABN: 14 104 028 042

Leading US Neuroscientist appointed Chief Scientific Officer of Living Cell Technologies

ASX Announcement – 12 October, 2005, Melbourne, Australia:

Living Cell Technologies Limited (ASX: LCT) today announced that Dr Dwaine F. Emerich has been appointed **Chief Scientific Officer** of LCT BioPharma Inc.

Dr Emerich, a highly regarded and experienced scientist, has been with LCT's US operations as Vice-President of Research since 2003. He joined the company from Sertoli Technologies Inc where he led the company's research efforts to develop and commercialise Sertoli-based cell products.

"Dwaine's breadth and depth of experience in cell therapy research across strong US public and private companies offers LCT a significant competitive advantage in developing our products to meet critical market needs," said David Collinson, LCT's Chief Executive Officer.

Commenting on his appointment, Dr Emerich said:
"LCT's cell therapy technologies hold significant opportunities as we strive to treat Huntington's disease, insulin-dependent diabetes and haemophilia. I look forward to the exciting challenge of taking LCT's strategic research and development efforts further towards the marketplace."

Dr Emerich has been particularly instrumental in the development of LCT's NeurotrophinCell product. Choroid plexus cells are encapsulated in a clear bio-capsule derived from seaweed and transplanted into the region of the brain predominantly affected by Huntington's disease.

Prior to LCT, Dr Emerich was also Director of Biological Research for Alkermes Inc and CytoTherapeutics Inc. (now Stem Cells Inc. in Palo Alto, Ca.) Dr. Emerich has contributed to almost 200 scientific articles. He currently is a member of several scientific journal editorial boards and has lectured across the United States and Europe.

"I'm delighted that Dwaine has accepted this expanded role. He is an exceptional member of our team and highly regarded as a scientific leader in the field of cell transplantation and therapeutic delivery of proteins," Mr Collinson said.

"His appointment further strengthens LCT's experienced and dedicated management team as we move towards the beginning of phase I clinical trials."

Dr Emerich will work across LCT's US, NZ and Australian teams.

LCT is preparing US Food and Drug Administration (FDA) Investigational New Drug (IND) applications for phase 1 clinical trials for two portfolio products, NeurotrophinCell and DiabeCell.

Contacts:		
Peter De Luca Media +61 3 9813 5501	Paris Brooke General Manager – LCT (AUS) +61 3 9813 5501	Dr. Alfred Vasconcellos President and CEO (US) +1(401) 821-3500

About Living Cell Technologies: www.lctglobal.com

Living Cell Technologies Ltd (ASX: LCT) develop live cell therapy products to treat life threatening human diseases. The ASX listed, vertically integrated company operates globally through offices in Australia, New Zealand and the United States.

LCT focuses on developing treatments where healthy living cells are injected into patients to replace or repair damaged tissue, without requiring the use of toxic drugs to prevent rejection. The company's product portfolio focuses on treatments for people with Huntington's disease, insulin-dependent diabetes and haemophilia.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	LIVING CELL TECHNOLOGIES LTD
ABN	104 028 042

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MR ROBERT BARTLETT ELLIOTT
Date of last notice	1 AUGUST 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	22 SEPTEMBER 2005
No. of securities held prior to change	1,902,638 ORDINARY SHARES (HELD BY ROBERT BARTLETT ELLIOTT) 637,500 OPTIONS – CLASS A 1,485,800 OPTIONS – CLASS B 625,000 ORDINARY SHARES (HELD BY PANCELL LIMITED)
Class	ORDINARY SHARES
Number acquired	24,000

+ See chapter 19 for defined terms.

Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4,579.99
No. of securities held after change	1,926,638 ORDINARY SHARES (HELD BY ROBERT BARTLETT ELLIOTT) 637,500 OPTIONS – CLASS A 1,485,800 OPTIONS – CLASS B 625,000 ORDINARY SHARES (HELD BY PANCELL LIMITED)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	PURCHASE

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Living Cell Technologies Ltd
Pacific Tower
Suite 2.11 / 737 Burwood Rd
Hawthorn VIC 3122
ABN: **14 104 028 042**

Preliminary Final Report for the year ended 30 June 2005

13 September, 2005

In accordance with Listing Rule 4.3A, attached is the Preliminary Final Report (Appendix 4E) on the results of Living Cell Technologies Limited (ASX:LCT) for the year ended 30 June 2005.

The cash flow results are in line with management's expectations and reflect a number of initiatives involved in the company's product development over the past year.

During the financial year, LCT has been conducting pre-clinical studies for both its lead products, NeurotrophinCell for Huntington's disease and DiabeCell for insulin-dependent diabetes. The completion of the pre-clinical trial for NeurotrophinCell will enable LCT to progress the product towards a human clinical trial in 2006.

Results

The cash balance at the end of the financial year to 30 June 2005 was $2,648,491 compared to $485,730 at the end of the financial year to 30 June 2004, a net increase $2,162,761 during the 12 month period. Since balance date the company has raised an additional $2,300,000 through the placement of ordinary shares to existing shareholders. The net operating cash flows for the Company during the year were ($6,094,932), compared to ($1,272,003) last financial year.

The Operations Report contained within the Appendix 4E attached provides further details regarding the progress made by the company over the period, which have contributed to its result for the year.

Key Events

- IPO completed in September 2004
- IND applications being prepared for lead products
- Completion of the pre-clinical trial for NeurotrophinCell
- Moving towards finishing pre-clinical work for the DiabeCell product
- Shareholders confirmed the cashless purchase of the Theracyte drug delivery devices
- Purchase of the pig herd and facilities of Pancell Ltd also approved by shareholders

Further information:	
Richard Justice Chief Financial Officer Tel: +64 9 276 2690 (Ext. 739) rjustice@lctglobal.com	Paris Brooke General Manager – LCT Tel: +61 3 9813 5501 pbrooke@lctglobal.com

About LCT: www.lctglobal.com

ATTACHMENT 1
FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

Appendix 4E

Preliminary Final Report to the Australian Stock Exchange

Name of Entity	Living Cell Technologies Limited
ACN	14 104 028 042
Financial Year Ended	30 June 2005
Previous Corresponding Reporting Period	30 June 2004

Results for Announcement to the Market

	$	Percentage increase /(decrease) over previous corresponding period
Revenue from ordinary activities	225,855	122.6
Profit/(loss) from ordinary activities after tax attributable to members	(6,097,309)	(40.8)
Net profit / (loss) for the period attributable to members	(6,097,309)	(40.8)

Dividends (distributions)	Amount per security	Franked amount per security
Final Dividend	Nil	-
Previous corresponding period	Nil	-

ATTACHMENT I
FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

Record date for determining entitlements to the dividends (if any)	n/a
Brief explanation of any of the figures reported above necessary to enable the figures to be understood: Refer to ASX release.	

Dividends

Date the dividend is payable	n/a
Record date to determine entitlement to the dividend	n/a
Amount per security	n/a
Total dividend	n/a
Amount per security of foreign sourced dividend or distribution	n/a
Details of any dividend reinvestment plans in operation	n/a
The last date for receipt of an election notice for participation in any dividend reinvestment plans	n/a

NTA Backing

	Current Period	Previous corresponding period
Net tangible asset backing per ordinary security at market value of investments	3.4 cents per share	(2.7) cents per share

ATTACHMENT 1
FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

Audit/Review Status

This report is based on accounts to which one of the following applies: (Tick one)			
The accounts have been audited	*	The accounts have been subject to review	
The accounts are in the process of being audited or subject to review		The accounts have not yet been audited or reviewed	
If the accounts have not yet been audited or subject to review and are likely to be subject to dispute or qualification, a description of the likely dispute or qualification:			
If the accounts have been audited or subject to review and are subject to dispute or qualification, a description of the dispute or qualification:			

Attachments Forming Part of Appendix 4E

Attachment #	Details
1	Annual Financial Report for the Year ended 30 June 2005

ATTACHMENT I
FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

Signed By Company Secretary	
Print Name	N J V Geddes
Date	13 September 2005

Living Cell Technologies Ltd

ABN 14 104 028 042

Annual Financial Statements

notes thereto and Directors's Report & Declaration

for the year ended 30 June 2005

Corporate Information

ABN 14 104 028 042

Directors
Michael Yates (Executive Chairman)
Simon O'Loughlin (Non-Executive Director)
Robert Elliott (Medical Director)
David Collinson (Executive Director and Chief Executive Officer)
Roger Coats (Non-Executive Director)
Alfred Vasconcellos (Executive Director, President & CEO LCT BioPharma Inc)

Company Secretary
Nick Geddes

Registered Office
Level 5, NAB House
255 George Street
Sydney, NSW, 2001

Principal Place of Business
Suite 2.11, Pacific Tower
737 Burwood Road
Hawthorn, VIC, 3122

Solicitors
Johnson, Winter & Slattery
211 Victoria Square,
Adelaide, SA, 5001

Bankers
ANZ Bank Ltd
13 Grenfell St
Adelaide, SA, 5000

Share Register
Computershare Investor Services Pty Ltd
Level 5, 115 Grenfell St.
Adelaide, SA, 5000

Auditors
PKF, NSW Partnership
Level 10, 1 Margaret Street,
Sydney, NSW, 2002

Internet Address
www.lctglobal.com

Contents

Directors' Report

Your directors submit their report for the year ending 30 June 2005.

DIRECTORS

The names and details of the company's directors in office during the financial year and until the date of this report are as follows. Directors were in office for the entire period unless otherwise stated.

Names, qualifications, experience and special responsibilities

Michael Yates, BA(Hons) Leeds University UK (Executive Chairman)
Age : 55

Mick Yates is a globally experienced CEO based in the United Kingdom. He has almost 30 years of experience with multinationals in Europe, the USA and the Asia-Pacific. Mick was Procter and Gamble's Regional Vice President based in Hong Kong and Japan. He then joined Johnson & Johnson as Company Group Chairman Asia-Pacific Consumer based in Singapore. In 2001 Mick returned to the UK to set up his own leadership and strategy advisory company, LeaderValues Ltd.

Mick has been Director and Chairman of LCT since 15 April 2004. He was appointed Executive Chairman on 30 November 2004 reflecting the additional time commitment and very active role Mick has with the company.

Simon O'Loughlin, BA Acc. (Non-Executive Director)
Age : 48

Simon O'Loughlin is a legal practitioner with over 25 years experience as a corporate and commercial solicitor. He has had extensive involvement in the corporate world, especially in relation to the formation, structuring and listing of small to medium sized companies.

Simon is a director of Hindmarsh Resources Ltd, Petratherm Ltd and WCP Diversified Investments Ltd. In recent times he has been a director of Gowit Ltd (now Agincourt Resources Ltd). Simon is a past President of the Save the Children Fund (SA Division) and a past Chairman of Taxation Institute of Australia (SA Division).

Simon's knowledge of Australian Corporate Law and ASX listing rules is critical for his role on the board and its committees.

Robert Elliott, MBBS, MD, FRACP (Medical Director)
Age: 71

Professor Elliott trained as a Paediatrician at Adelaide University. He moved to New Zealand in 1970 to become the Foundation Professor, Department of Paediatrics at the University of Auckland. Professor Elliott co-founded LCT.

He is an Emeritus Professor of Child Health research, Professor of Paediatrics and a world leader in diabetes and autoimmune related research. Professor Elliott is on the board of the New Zealand Child Health Foundation and the Wings Trust (a NZ trust for the treatment of alcohol and substance abuse). He is also patron of the NZ Cystic Fibrosis Foundation. In 1999 he was awarded a CNZM (a Companion of the New Zealand Order of Merit) for services to the community.

David Collinson (Executive Director and Chief Executive Officer)
Age : 57

David Collinson is a New Zealand company director who, with Professor Robert Elliott, founded LCT's research and development activity in 1987 when his son became diabetic at the age of two. David has contributed a substantial amount of private capital to the establishment of LCT and has been instrumental in raising further funding for the development and growth of LCT. He has been the driving force behind the international development of the company.

David is a director of J Collinson Ltd and is also a director of several new biotechnology companies in the food and health sector. He also founded the New Zealand Textile Importers Institute.

Directors' Report continued

Roger Coats (Non-Executive Director)
Age : 43

Roger Coats was educated in Adelaide and previously held senior positions in Europe and Sydney with some of the world's largest financial organisations, including Merrill Lynch, Hambros, ABN AMRO and BNP Paribas. Roger runs the consultancy firm COATS DAY, specialising in corporate finance, capital markets origination and risk management, assisting companies define strategic corporate direction and risk management.

Roger joined LCT in 2002 specifically to provide the company with expertise in finance and administration, capital raising and capital structuring.

Alfred Vasconcellos, Bs-ESc, MEM, HMD (Executive Director, President & CEO LCT BioPharma Inc)
Appointed Director 28 October 2004

Age: 49

Al Vasconcellos serves as President and CEO of LCT BioPharma. Prior to LCT, Al was President and CEO of Sertoli Technologies Inc., a Sertoli cell therapy company and Chief Operating Officer of the ETEX Corporation, a fully integrated company and a leader in the field of cell and hard tissue regeneration with worldwide sales in the ENT, orthopedic and dental markets. He was a co-founder of CytoTherapeutics Inc., established the Strategic Market Development Department for Pfizer in New York City and headed R&D for the anesthesia and surgical care division of Kendall.

Al is a medically trained engineer with a business degree from Northwestern University.

COMPANY SECRETARY

Nick Geddes, FCA, FCIS
Nick is the principal of Australian Company Secretaries, a company secretarial practice, which he formed in 1993. He is a member of the National Council of Chartered Secretaries Australia and Chairman of the NSW Branch of that Institute, with previous experience as a Chartered Accountant and Company Secretary, including investment banking and development and venture capital in Europe, Africa the Middle East and Asia.

EARNINGS/(LOSS) PER SHARE	Cents
Basic earnings per share	(7.3)

DIVIDENDS

No dividends were paid or declared since the start of the financial year. No recommendation for the payment of a dividend has been made.

CORPORATE INFORMATION

Corporate structure

The companies within the economic entity make up a vertically integrated cell therapy business operating globally, through offices in Australia (country of incorporation), New Zealand and the United States.

The economic entity is a public listed company incorporated and domiciled in Australia.

Directors' Report continued

The economic entity now has three distinct operating divisions:

The research and production division is located in Auckland, New Zealand. This unit is headed by Dr Paul Tan who has extensive international experience in operating research facilities, conducting clinical studies and managing intellectual property portfolios.

The product development division is located in Rhode Island, USA, headed by Alfred Vasconcellos whose experience with CytoTherapeutics, Pfizer and Sertoli is well suited to leading the company through the regulatory pathways of the FDA and negotiations with major pharmaceutical companies. The design of the last stages of pre-clinical trials is critical to gaining acceptance from the regulatory authorities.

Corporate affairs are managed between Auckland (for financial control and reporting under the management of Richard Justice, an experienced CFO with public company experience for companies listed in New Zealand, Canada and the United States), Sydney for company secretarial matters and corporate governance (with Nick Geddes as Company Secretary) and the Melbourne based office (managed by LCT Australia's General Manager Paris Brooke) focusing on investor relations.

Nature of operations and principal activities

The principal activities during the period beginning 1 July 2004 and ending 30 June 2005 of the companies within the economic entity were:

- the development of cell based medical treatments

There have been no significant changes in the nature of those activities during the financial year.

Employees

The economic entity employed 35 employees as at 30 June 2005. (2004: 28 employees).

REVIEW AND RESULTS OF OPERATIONS

Group Overview

The business of Living Cell Technologies Ltd (LCT) began in 1987 in a quest for a treatment for Type 1 diabetes that would not only minimize or replace daily injections of insulin but would also avoid the long term complications created by the disease. The past 18 years have seen substantial progress in the research and development program and pre-clinical testing conducted by companies associated with the Directors. It is the view of the Board of Directors that the company is now poised to make significant progress towards the commercialisation of the company's products, resulting from the company's focus on the implantation of healthy living cells to replace, repair or regenerate diseased or damaged organs, which does not require the use of toxic drugs to prevent rejection. The company portfolio focuses on treatments for Huntington's disease/stroke/CNS trauma, type 1 diabetes and haemophilia. LCT's competitive advantage includes the company's breadth of knowledge in cell therapy, access to high health status pigs and expertise in the processing of cells to GMP manufacturing standards.

During the financial year ended 30 June, 2005 LCT completed and announced results from the first studies in non-human primates for the two lead products; DiaBeCell for diabetes and NeurotrophinCell for Huntington's disease. The company has expended its funds primarily in the preclinical development of its lead products.

Directors' Report continued

Operating Results for the Year

Summarised operating results are as follows:

	2005	
	Revenues $	Results $
Business segment		
Research and development and product development	225.855	(6,097,309)
Consolidated entity revenue and profit/(loss) from ordinary activities before income tax expense	225.855	(6.097,309)
Geographic segments		
New Zealand	2,677,409	160,686
USA	1,647,319	(45,204)
Australia	207.457	(15.434,672)
	4,532,185	(15,319,190)
Consolidated entity adjustments	(4.306,330)	9.221,881
Consolidated entity sales and operating profit	225.855	(6,097,309)

Shareholder Returns

	2005	2004	2003	2002
Basic earning/(loss) per share (cents)	(7.3)	(51.0)	-	-

Review of Financial Condition

Capital Structure

The net assets of the economic entity have increased by $4,460,968 from ($1,325,415) as at 30 June 2004 to $3,135,554 as at 30 June 2005. This increase has largely resulted from share issues raising $10,095,916.

Cash from Operations

Net cash flows from operating activities moved from ($1,272,003) in the previous period to ($6,094,932) in the current period. The increase in cash expenditure from operating activities was largely due to the planned increase in expenditure on research and development activities and associated staff costs.

Liquidity and Funding

The group has $2,648,491 cash in the bank as at 30 June 2005, which based on expected and budgeted expenditure would allow the group to fund current operations for approximately five months. There is an on-going activity to secure additional investment funding which will be raised at appropriate times to support the future growth and development of the operation. Since balance date a further $2,300,000 cash has been raised (sufficient to fund group operations for approximately a further four months) with additional funding arrangements being negotiated with local and international investors, to provide the cash required for general working capital, as the company moves towards clinical trials of the company's products.

Directors' Report continued

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

The following significant changes in the state of affairs of the parent entity occurred during the financial year:

On 1 September, 2004 the company obtained listing on the Australian Stock Exchange Ltd (ASX).

As at 1 September, 2004 the company raised the following capital through a rights and general issue and private placement:

* Rights and general issue - 25,716,581 ordinary shares were issued for $5,143,316.
* Private placement - 1,500,000 ordinary shares were issued for $300,000.

As at 3 November 2004 the company placed 10,912,866 shares issued for $4,365,146.

During the year convertible notes worth $1,045,848 were converted for 5,175,700 shares and 196,750 shares were issued for options exercised, raising $42,585.

On 30 June 2005 the company issued 625,000 shares to Pancell New Zealand Limited to purchase the assets of the company.

Patents filed and granted during the financial year

During the past year 8 new patents were filed and in the same period four patents were granted, two each in New Zealand and Australia.

SIGNIFICANT EVENTS AFTER THE BALANCE DATE

As at 9 August, 2005 the company had raised $2,300,000 through a placement of ordinary shares to existing shareholders at $0.22 per share.

The placement represents 10,454,545 shares.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS

The economic entity expects to maintain the present status and level of operations in the research, development and commercialisation of its 3 product lines. The Directors expect that research and development losses will continue to be made for the year ended 30 June 2006.

ENVIRONMENTAL REGULATION AND PERFORMANCE

The company's operations are not regulated by any significant environmental regulation under a law of the Commonwealth or of a State or Territory.

SHARE OPTIONS

As at 30 June, 2005 the company had issued 15,964,400 options over ordinary shares. (2004: 13,536,150) All options have no vesting period. Of the total, 12,466,150 have an exercise price of $0.21and expire on 30 June, 2010 (2004 : 12,536,150), 1,873,250 have an exercise price of $0.22 and expire 30 June, 2008 (2004: 1,000,000) and 1,625,000 have an exercise price of $0.30 and expire on 30 June 2010 (2004 : nil).

Shares issued as a result of the exercise of options

During the financial year the company issued 196,750 shares as a result of options being exercised, 70,000 at $0.21 per share and 126,750 at $0.22 per share. (2004 : nil)

INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

During or since the end of the financial year the company has not given an indemnity or entered into an agreement to indemnify any of the officers or auditors of the company.

Directors' Report continued

REMUNERATION REPORT

Remuneration policy

The performance of the company depends upon the quality of its directors and executives. To prosper, the company must attract, motivate and retain highly skilled directors and executives.

To this end, the company provides competitive rewards to attract high calibre executives.

All executives receive a base salary (which is based on factors such as length of service and experience) and entitled to participate in the option arrangements.

Australian based directors and executives receive a superannuation guarantee contribution required by the government, which is currently 9% and do not receive any other retirement benefits.

All remuneration paid to directors and executives is valued at the cost to the company and expensed. Options are valued using the Black-Scholes methodology.

The board policy is to remunerate non-executive directors at market rates for comparable companies for time, commitment and responsibilities. To align directors' interests with shareholder interests the directors are encouraged to hold shares in the company and are able to participate in the employee option plan.

Details of the nature and amount of each element of the emolument of each director of the company and the specified executive officers of the company are detailed below:

Remuneration of Directors and Specified Executives

	Primary			Post Employment		Equity	Other	Total
	Salary & Fees	Cash Bonus	Non-Monetary benefits	Superannuation	Retirement benefits	Options **	Bonuses	
Directors								
Michael Yates								
2005	125,036	-	-	-	-	104,003	-	229,039
2004	12,493	-	-	-	-	-	-	12,493
Simon O'Loughlin								
2005	40,947	-	-	4,215	-	34,668	-	79,830
2004	6,041	-	-	-	-	-	-	6,041
Robert Elliott								
2005	163,891	-	-	-	-	-	-	163,891
2004	77,602	-	-	-	-	-	-	77,602
David Collinson								
2005	171,391	-	-	-	-	-	-	171,391
2004	77,602	-	-	-	-	-	-	77,602
Roger Coats								
2005	205,005	-	-	10,652	-	-	-	215,657
2004	77,917	-	-	7,013	-	-	-	84,930
Alfred Vasconcellos								
2005	316,888	-	-	-	-	121,337	-	438,225
Total Remuneration: Directors								
2005	1,023,158	-	-	14,867	-	260,008	-	1,298,033
2004	251,655	-	-	7,013	-	-	-	258,668

Directors' Report continued

Specified Executives								
Richard Justice								
2005	**100,737**	-	-	-	-	-	-	**100,737**
Paul Tan								
2005	**212,778**	-	-	-	-	**69,336**	-	**282,114**
2004	43,682	-	-	-	-	-	-	43,682
Paris Brooke								
2005	**24,979**	-	-	-	-	-	-	**24,979**
Total Remuneration: Specified Executives								
2005	**338,494**	-	-	-	-	**69,336**	-	**407,830**
2004*	156,965							156,965

* Group totals in respect of the financial year ended 2004 do not necessarily equal the sums of amounts disclosed for 2004 for individuals specified in 2005, as different individuals were specified in 2004.

Michael Yates was Chairman and Director up to 30 November 2004 when he was appointed as Executive Chairman.

Roger Coats was Chief Operating Officer (COO) and Director up to 28 February 2005 when he resigned as COO, remaining as a non-executive director.

Alfred Vasconcellos was President and CEO of LCT BioPharma up to 28 October 2004, when he was also appointed as a director.

Richard Justice was appointed CFO on 10 November 2004.

Paris Brooke was appointed as General Manager LCT Australia Pty Ltd on 1 April 2005.

Remuneration options: Granted and vested during the period

Options are issued to director and executives as part of their remuneration. The options are not issued based on performance criteria, but are issued to the majority of directors and executives of the company to increase goal congruence between executives, directors and shareholders.

The following remuneration options granted to directors or specified executives during the period from 1 July 2004 to 30 June 2005.

				Terms & Conditions for Each Grant			
	Vested Number	**Granted Number**	**Grant Date**	**Value per option at grant date ($) ****	**Exercise Price per share ($)**	**First Exercise Date**	**Last Exercise Date**
Specified Directors							
Michael Yates	-	450,000	28 Oct 2004	0.36	0.30	15 Nov 2005	15 Nov 2010
Simon O'Loughlin	-	150,000	28 Oct 2004	0.36	0.30	15 Nov 2005	15 Nov 2010
Alfred Vasconcellos	-	525,000	28 Oct 2004	0.36	0.30	15 Nov 2005	15 Nov 2010
Specified Executives							
Paul Tan	-	300,000	28 Oct 2004	0.36	0.30	15 Nov 2005	15 Nov 2005
Total	-	1,425,000					

** From 1 July 2004, options granted as part of the directors and specified executives remuneration have been valued using a Binomial option pricing model, which takes account of factors including the option exercise price, the current level and volatility of the underlying share price, the risk-free interest rate, expected dividends on the underlying share, current market price of the underlying share and the expected life of the option.

PROCEEDINGS ON BEHALF OF COMPANY

No person has applied for leave of Court to bring proceedings on behalf of the company or intervene in any proceedings to which the

Directors' Report continued

company is a party for the purpose of taking responsibility on behalf of the company for all or any part of those proceedings.

The company was not a party to any such proceedings during the year.

DIRECTORS' MEETINGS

The numbers of meetings of directors held during the period and the number of meetings attended by each director were as follows:

	Directors' Meetings
Number of meetings held:	14
Number of meetings attended:	
Michael Yates	13
Simon O'Loughlin	13
Robert Elliott	9
David Collinson	13
Roger Coats	13
Alfred Vasconcellos (eligible to attend 6)	6

CORPORATE GOVERNANCE

In recognising the need for the highest standards of corporate behaviour and accountability, the directors of Living Cell Technologies Ltd support and have adhered to the principles of corporate governance. The company's corporate governance statement is contained in the following section of this annual report.

AUDITOR'S INDEPENDENCE DECLARATION

The lead auditor's independence declaration for the year ended 30 June 2005 has been received and can be found following the director's report.

NON-AUDIT SERVICES

There were no non-audit services provided by the entity's auditor, PKF.

Signed in accordance with a resolution of the directors.

Michael Yates
Chairman

Sydney, 13 September 2005

A Member Firm of PKF International

PKF

Chartered Accountants
& Business Advisers

NSW Partnership
ABN 83 236 985 726

Level 10, 1 Margaret Street
Sydney NSW 2000

DX 10173 Sydney Stock Exchange NSW

Tel: 61 2 9251 4100
Fax: 61 2 9240 9821

www.pkf.com.au

Lead auditor's independence declaration
Under section 307C of the Corporations Act 2001

To the Directors of Living Cell Technologies Limited

I declare that, to the best of my knowledge and belief, in relation to the audit for the year ended 30 June 2005, there have been:

i. no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and

ii. no contraventions of any applicable code of professional conduct in relation to the audit.

PKF

PKF
Chartered Accountants & Business Advisers
NSW Partnership

Arthur Milner
Partner

Sydney
13 September 2005

Corporate Governance Statement

The company was admitted to the Australian Stock Exchange (ASX) on 1 September, 2004 and it was proposed that all of the best practice recommendations of the ASX Corporate Governance Council would be implemented during the financial year ended 30 June, 2005. Implementation of the Corporate Governance Policy is in progress and the current status is summarised below:

The board of directors of Living Cell Technologies Ltd is responsible for the corporate governance of the consolidated entity. The board guides and monitors the business and affairs of Living Cell Technologies Ltd on behalf of the shareholders by whom they are elected and to whom they are accountable.

The format of the Corporate Governance Statement has changed in comparison to the previous year due to the introduction of the Australian Stock Exchange Corporate Governance Council's (the Council's) "Principles of Good Corporate Governance and Best Practice Recommendations" (the Recommendations). In accordance with the Council's recommendations, the Corporate Governance Statement must now contain certain specific information and must disclose the extent to which the company has followed the guidelines during the period. Where a recommendation has not been followed, that fact must be disclosed, together with the reasons for the departure. Living Cell Technologies Ltd's Corporate Governance Statement is now structured with reference to the Corporate Governance Council's principles and recommendations, which are as follows:

Principle 1. Lay solid foundations for management and oversight

Principle 2. Structure the board to add value

Principle 3. Promote ethical and responsible decision making

Principle 4. Safeguard integrity in financial reporting

Principle 5. Make timely and balanced disclosure

Principle 6. Respect the rights of shareholders

Principle 7. Recognise and manage risk

Principle 8. Encourage enhanced performance

Principle 9. Remunerate fairly and responsibly

Principle 10. Recognise the legitimate interests of stakeholders

Living Cell Technologies Ltd's corporate governance practices were in place throughout the year ended 30 June 2005 and were fully compliant with the Council's best practice recommendations apart from the following recommendations:

Recommendation 2.1 A majority of the board should be independent directors

Due to the size of the company, and the strategic relationships, the directors have determined that it is inappropriate to increase the number of directors to the size where there can be a majority of independent directors. However, this decision does not limit the size of the board, nor preclude the appointment of additional independent directors in the future.

Recommendation 2.2 The chairman should be an independent director.

The chairman, Michael Yates, was an independent director until his appointment as Executive Chairman on 30 November, 2004.

Recommendation 2.4 The board should establish a nomination committee and structure the nomination committee so that it consists of a majority of independent directors and at least three members.

The board established a nomination committee, but due to the size of the board it is not possible to meet the recommendation of having at least three members, the majority of which are independent.

Recommendation 4.3 The board should establish an audit committee and structure the audit committee so that it consists of only non-executive directors, a majority of independent directors and at least three members.

The board established an audit committee, but due to the size of the board it is not possible to meet the recommendation of having at least three members, the majority of which are independent.

Recommendation 8.1 Disclose the process for performance evaluation of the board, its committees and individual directors and key executives.

The company has no formal board / committee / director evaluation process at present.

Recommendation 9.2 The board should establish a remuneration committee and structure the remuneration committee so that it consists of a majority of independent directors and at least three members.

The board established a remuneration committee, but due to the size of the board it is not possible to meet the recommendation of having at least three members, the majority of which are independent.

For further information on corporate governance policies adopted by Living Cell Technologies Ltd', refer to our website: www.lctglobal.com

Board Composition

The skills, experience and expertise relevant to the position of director held by each director in office at the date of the annual report is included in the Directors' Report on page 3. Directors of Living Cell Technologies Ltd are considered to be independent when they are independent of management and free from any business or other relationship that could materially interfere with - or could reasonably be perceived to materially interfere with - the exercise of their unfettered and independent judgement.

In the context of director independence, "materiality" is considered from both the company and individual director perspective. The determination of materiality requires consideration of both quantitative and qualitative elements. An item is presumed to be quantitatively immaterial if it is equal or less than 5% of the appropriate base amount. It is presumed to be material (unless there is qualitative evidence to the contrary) if it is equal to or greater than 10% of the appropriate base amount. Qualitative factors considered include whether a relationship is strategically important, the competitive landscape, the nature of the relationship and the contractual or other arrangements governing it and other factors which point to the actual ability of the director in question to shape the direction of the company's loyalty.

The names of the independent directors of the company are:

Simon O'Loughlin

Michael Yates was an independent director of the company until 30 November, 2004 when appointed Executive Chairman.

Independent directors have the right to seek independent professional advice in the furtherance of their duties as directors at the company's expense. Written approval must be obtained from the chairman prior to incurring any expense on behalf of the company.

Securities Trading Policy

The company's policy regarding directors and employees trading in its securities is set by the Board. The policy restricts directors and employees from acting on material information until it has been released to the market and adequate time has been given for this to be reflected in the security's prices.

Audit Committee

An Audit Committee has been formed and is responsible for:

- overseeing and appraising the quality of the external audit and the internal control procedures, especially in the following areas:
  - financial reporting and practices;
  - business ethics, policies and practices;
  - accounting policies; and
  - management and internal controls;
- providing, through regular meetings, a forum for communication between the board, senior financial management staff involved in internal control procedures and the external auditors; and
- enhancing the credibility and objectivity of financial reports with other interested parties, including creditors, key stakeholders and the general public.

The Audit Committee comprises a minimum of one independent director who will chair the meetings. (Simon O'Loughlin). The Chief Executive Officer (CEO), the Chief Financial Officer (CFO) and the Company Secretary may be invited to attend the meetings but are not members of the committee.

The Audit Committee will meet independently of all employees of the company and with the external auditors at least once a year.

Remuneration Policy

It is the company's objective to provide maximum stakeholder benefit from the retention of a high quality board and executive team by remunerating directors and key executives fairly and appropriately with reference to relevant employment market conditions. The expected outcomes of the remuneration structure are:

- Retention and motivation of key executives
- Attraction of quality management to the company

A full discussion of the company's remuneration philosophy and framework and the remuneration received by directors and executives in the current period, please refer to the remuneration report, which is contained within the Director's Report.

There is no scheme to provide retirement benefits, other than statutory superannuation, to non-executive directors.

Remuneration Committee

The Board is responsible for determining and reviewing compensation arrangements for the directors themselves and the chief executive officer and the executive team.

A Remuneration Committee has been formed to:

- set policies for senior officers' remuneration;
- set policies for directors' remuneration;
- make specific recommendations to the board on remuneration of directors and senior officers;
- set the terms and conditions of employment of a Chief Executive Officer (CEO);

- undertake a detailed review of the CEO's performance, at least annually, including setting, with the CEO, goals for the coming year and reviewing progress in achieving these goals; and
- approve the recommendations of the CEO on the remuneration of all line managers.

It is intended that the Remuneration Committee will comprise two independent directors and that the Remuneration Committee will not contain any executive directors. The Remuneration Committee presently comprises Simon O'Loughlin as an independent director and Michael Yates, Chairman, who until 30 November 2004 was an independent director of the company.

Compliance Committee

A Compliance Committee will be formed to be responsible for:

- setting, reviewing and ratifying corporate compliance policies;
- overseeing the implementation of a corporate compliance system including, but not limited to:
  - liquidity;
  - financial and secretarial;
  - tax returns;
  - licences and permits;
  - safety;
  - environment;
  - industrial relations, including employment contracts;
  - quality assurance, including good manufacturing practice;
  - trade practices;
  - privacy;
  - insurance;
  - risk management; and
  - equal opportunity and anti-discrimination;
- referring to the board, if necessary, any substantial matters arising from compliance reviews.

The Compliance Committee will comprise of at least one independent director. The CEO will also be a member of the committee and act as chairman. Additionally, the Company Secretary will be a member of the committee.

Nomination Committee

A Nomination Committee has been formed to:

- devise criteria for board membership;
- identify specific candidates with skills for nomination;
- provide advice on corporate governance;
- make recommendations to the board for new directors and membership of corporate governance committees;
- assist the chairperson in advising directors about their performance and possible retirement; and
- monitor management succession plans, including the CEO and line management.

The Nomination Committee is chaired by the chairman of the board (Michael Yates) with Simon O'Loughlin a member of the committee as an independent director. The CEO is not a member of the Nomination Committee.

Scientific Committee

The Scientific Committee has been formed and is responsible for review and reporting to the Board of:

- Scientific developments and improvements;
- Regulatory matters associated with the science;
- Feasibility of commercialisation and research of existing and new products; and
- Patents and other intellectual property developments.

The Scientific Committee is chaired by an independent adviser to the Board. The CEO is not a member of the Scientific Committee.

Statement of Financial Performance

ENDED	Notes	ECONOMIC ENTITY		PARENT COMPANY	
		2005	2004	2005	2004
		$	$	$	$
REVENUE FROM ORDINARY ACTIVITIES	2	225,855	101,472	99,234	23,209
Depreciation and amortisation expense	3	(146,556)	(53,871)	(122)	-
Borrowing costs expense	3	(7,643)	(23,015)	(7,643)	(23,015)
Salaries and employee benefits expense		(2,943,666)	(931,471)	(196,662)	(59,784)
Transport costs		(12,339)	(1,197)	-	-
Advertising		(108,514)	(78,150)	(2,001)	-
Lease expenses		(11,305)	-	-	-
Research & development		(1,369,147)	(541,165)	-	-
Write down loans to recoverable amounts		46,134	(46,134)	(7,223,197)	(9,672,076)
Goodwill on consolidation written off		-	(8,150,091)	-	-
Rent expense		(162,788)	(55,422)	(3,700)	-
Travel expenses		(288,792)	(115,248)	(57,555)	-
Professional fees		(767,732)	(224,275)	(493,538)	(33,762)
Other expenses from ordinary activities		(550,816)	(189,200)	(72,564)	(14,344)
PROFIT (LOSS) FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE		(6,097,309)	(10,307,767)	(7,957,748)	(9,779,772)
INCOME TAX EXPENSE RELATING TO ORDINARY ACTIVITIES	4	-	-	-	-
PROFIT (LOSS) FROM ORDINARY ACTIVITIES AFTER INCOME TAX EXPENSE		(6,097,309)	(10,307,767)	(7,957,748)	(9,779,772)
NET PROFIT (LOSS)		(6,097,309)	(10,307,767)	(7,957,748)	(9,779,772)
NET PROFIT (LOSS) ATTRIBUTABLE TO MEMBERS OF THE PARENT ENTITY	18	(6,097,309)	(10,307,767)	(7,957,748)	(9,779,772)
TOTAL CHANGES IN EQUITY OTHER THAN THOSE RESULTING FROM TRANSACTIONS WITH OWNERS AS OWNERS ATTRIBUTABLE TO MEMBERS OF THE PARENT ENTITY		(6,097,309)	(10,307,767)	(7,957,748)	(9,779,772)
Basic earnings per share (cents per share)		(7.3)	(51.0)		

The Statement of Financial Performance is to be read in conjunction with the Notes to the Financial Statements.

Statement of Financial Position

AS AT	Notes	ECONOMIC ENTITY		PARENT COMPANY	
		2005	2004	2005	2004
		$	$	$	$
CURRENT ASSETS					
Cash assets		2,648,491	485,730	1,777,196	-
Receivables	5	42,864	112,562	16,321	10,125
Inventories	6	16,308	30,073	-	-
Other	7	10,166	298	61	15
TOTAL CURRENT ASSETS		2,717,829	628,663	1,793,578	10,140
NON-CURRENT ASSETS					
Receivables	8	-	-	30,777	975,005
Property, plant and equipment	11	882,387	678,483	10,303	-
Self-generating and regenerating assets	30	344,498	-	344,498	-
TOTAL NON-CURRENT ASSETS		1,226,885	678,483	385,578	975,005
TOTAL ASSETS		3,944,714	1,307,146	2,179,156	985,145
CURRENT LIABILITIES					
Payables	13	740,360	1,554,161	380,101	736,301
Interest-bearing liabilities	14	23,904	832,873	-	830,129
Provisions	15	42,110	23,284	-	-
TOTAL CURRENT LIABILITIES		806,374	2,410,318	380,101	1,566,430
NON-CURRENT LIABILITIES					
Interest-bearing liabilities	16	2,786	222,243	-	216,136
TOTAL NON-CURRENT LIABILITIES		2,786	222,243	-	216,136
TOTAL LIABILITIES		809,160	2,632,561	380,101	1,782,566
NET ASSETS (DEFICIENCY)		3,135,554	(1,325,415)	1,799,055	(797,421)
EQUITY					
Parent entity interest					
Contributed equity	17	19,536,574	8,982,351	19,536,575	8,982,351
Retained profits/(Accumulated losses)	18	(16,401,020)	(10,307,766)	(17,737,520)	(9,779,772)
Total parent entity interest in equity		3,135,554	(1,325,415)	1,799,055	(797,421)
TOTAL EQUITY (DEFICIENCY)		3,135,554	(1,325,415)	1,799,055	(797,421)

The Statement of Financial Position is to be read in conjunction with the Notes to the Financial Statements.

Statement of Cash Flows

ENDED	Notes	ECONOMIC ENTITY		PARENT COMPANY	
		2005	2004	2005	2004
		$	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers		5,110	9,814	-	1,181
Payments to suppliers and employees		(6,252,842)	(1,287,560)	(685,770)	(51,864)
Dividend received		384	-	-	-
Interest received		160,059	28,758	18,066	21,186
Borrowing costs		(7,643)	(23,015)	(7,643)	(23,015)
NET CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES	19(a)	(6,094,932)	(1,272,003)	(675,347)	(52,512)
CASH FLOWS FROM INVESTING ACTIVITIES					
Purchase of property, plant and equipment		(417,755)	(735,502)	-	-
Purchase of self-generating and regenerating assets		(45,955)	-	(45,955)	-
Purchase of shares/acquisition of subsidiary		-	(1,273,435)	-	(1,133,001)
Advances to employees		-	(632)	-	-
Advances to related parties and subsidiaries		-	-	-	(2,485,401)
Repayment of advances to related parties		-	(64,487)	-	-
Purchase of controlled entity		-	152,024	-	-
NET CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES		(463,710)	(1,922,032)	(45,955)	(3,618,402)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issues of ordinary shares		10,095,916	2,598,417	10,095,916	2,598,417
Payment of share issue costs		(593,921)	(644,746)	(593,921)	(644,746)
Proceeds from borrowings - other		(780,592)	1,726,094	(7,003,497)	1,717,243
NET CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES		8,721,403	3,679,765	2,498,498	3,670,914
NET INCREASE/(DECREASE) IN CASH HELD		2,162,761	485,730	1,777,196	-
Add opening cash brought forward		485,730	-	-	-
CLOSING CASH CARRIED FORWARD	19(b)	2,648,491	485,730	1,777,196	-

The Statement of Cash Flows is to be read in conjunction with the Notes to the Financial Statements.

Notes to the Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of accounting

The financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001 which includes applicable Accounting Standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with.

The financial report has been prepared in accordance with the historical cost convention.

(b) Changes in accounting policies and accounting period

There have been no changes in the accounting policies for the period beginning 1 July 2004 and ending 30 June 2005.

The accounting policies adopted were adopted for the first time last year, being the first financial statements prepared since incorporation of the company on 17 March, 2003. Consequently, the comparative figures in the financial statements reflect the results of the operations of the Economic Entity for the period beginning 17 March, 2003 and ending 30 June 2004.

(c) Principles of consolidation

The consolidated financial statements are those of the consolidated entity, comprising Living Cell Technologies Ltd (the parent entity) and all entities which Living Cell Technologies Ltd controlled during the year and at balance date.

Information from the financial statements of subsidiaries is included from the date the parent company obtained control until such time as control ceases. Where there is loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting period during which the parent company had control.

Subsidiary acquisitions are accounted for using the purchase method of accounting.

The financial statements of subsidiaries are prepared for the same reporting period as the parent entity, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies which may exist.

All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

(d) Foreign currencies

Translation of foreign currency transactions

Transactions in foreign currencies of entities within the consolidated entity are converted to local currency at the rate of exchange ruling at the date of the transaction.

Foreign currency monetary items that are outstanding at the reporting date are translated using the spot rate at the end of the financial year.

Translation of financial reports of overseas operations

All overseas operations are deemed integrated as each is financially and operationally dependent on Living Cell Technologies Ltd. The financial reports of overseas operations are translated using the temporal rate method and any exchange differences are recognised as revenues or expenses in net profit or loss.

(e) Cash and cash equivalents

Cash on hand and in banks and short-term deposits are stated at nominal value.

For the purposes of the Statement of Cash Flows, cash includes cash on hand and in banks, and money market investments readily convertible to cash within 2 working days, net of outstanding bank overdrafts.

Bank overdrafts are carried at the principal amount. Interest is charged as an expense as it accrues.

(f) Receivables

Trade receivables are recognised and carried at original invoice amount less a provision for any uncollectable debts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written-off as incurred.

Bills of exchange and promissory notes are measured at the lower of cost and net realisable value.

Notes continued

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(g) Investments

Non-current investments are carried at the lower of cost and recoverable amount. The carrying amount of non-current investments is reviewed annually by directors to ensure that it is not in excess of the recoverable amount of these investments.

(h) Inventories

Inventories consist of materials used in laboratory testing and are valued at the lower of cost or net realisable value.

(i) Recoverable Amount

Non-current assets measured using the cost basis are not carried at an amount above their recoverable amount and where a carrying value exceeds the recoverable amount, the asset is written down.

(j) Property, plant and equipment

Cost and valuation

All classes of property, plant and equipment are measured at cost.

Depreciation

Depreciation is provided on a diminishing value basis on all property, plant and equipment.

	2005	2004
Leasehold improvements:	9.5%	9.5%
Plant and equipment	15% - 31%	15% - 31%
Motor vehicles	26%	26%
Furniture and fittings	9% - 26%	9% - 26%
Office equipment	11% - 48%	11% - 48%

(k) Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Operating leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight line basis.

Finance leases

Leases which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to the group are capitalised at the present value of the minimum lease payments and disclosed as property, plant and equipment under lease. A lease liability of equal value is also recognised.

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. Minimum lease payments are allocated between interest expense and reduction of the lease liability with the interest expense calculated using the interest rate implicit in the lease and charged directly to the Statement of Financial Performance.

The cost of improvements to or on leasehold property is capitalised, disclosed as leasehold improvements, and amortised over the unexpired period of the lease or the estimated useful lives of the improvements, whichever is the shorter.

Notes continued

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)**

(l) Intangibles

Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of identifiable net assets acquired at the time of acquisition of a business or shares in a controlled entity.

Goodwill arising on the purchase of the LCT Products Group was charged to profit/(loss) from ordinary activities before income tax in the period ending 30 June 2004.

(m) Payables

Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Payables to related parties are carried at the principal amount. Interest, when charged by the lender, is recognised as an expense on an accrual basis.

(n) Interest-bearing liabilities

All loans are measured at the principal amount. Interest is charged as an expense as it accrues.

Finance lease liability is determined in accordance with the requirements of AASB 1008 "Leases".

(o) Provisions

Provisions are recognised when the economic entity has a legal, equitable or constructive obligation to make a future sacrifice of economic benefits to other entities as a result of past transactions or other past events, it is probable that a future sacrifice of economic benefits will be required and a reliable estimate can be made of the amount of the obligation.

(p) Contributed equity

Issued and paid up capital is recognised at the fair value of the consideration received by the company.

Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(q) Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured.

(r) Taxes

Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related taxation benefit or liability, calculated at current rates, is disclosed as a future income tax benefit or a provision for deferred income tax. The net future income tax benefit relating to tax losses and timing differences is not carried forward as an asset unless the benefit is virtually certain of being realised.

Where assets are revalued no provision for potential capital gains tax has been made.

Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST except:

- where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Statement of Financial Position.

Notes continued

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Cash flows are included in the Statement of Cash Flows on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(s) Employee benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave, and long service leave.

Liabilities arising in respect of wages and salaries, annual leave and any other employee benefits expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. All other employee benefit liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, are used.

Employee benefit expenses and revenues arising in respect of the following categories:

- wages and salaries, non-monetary benefits, annual leave, long service leave, and other leave benefits are charged against profits on a net basis in their respective categories.

(t) Earnings per share

Basic EPS is calculated as net profit/(loss) attributable to members, adjusted to exclude costs of servicing equity (other than dividends), divided by the weighted average number of ordinary shares, adjusted for any bonus element.

(u) Research and development costs

Currently, research and development costs as incurred are charged to profit/(loss) from ordinary activities before income tax, as reasonable doubt exists that sufficient future benefits will be derived so as to recover the costs.

	ECONOMIC ENTITY		PARENT COMPANY	
	2005	2004	2005	2004
	$	$	$	$
2. REVENUE FROM ORDINARY ACTIVITIES				
Revenues from operating activities				
Revenue from sale of goods	4,542	791	3,469	-
Revenues from non-operating activities				
Management fees	-	-	17,115	-
Dividends and distributions				
Other related parties				
Other corporations	384	-	-	-
Total dividends and distributions	384	-	-	-
Interest				
Other persons/corporations	160,059	28,758	18,066	21,186
Total interest	160,059	28,758	18,066	21,186
Other income	60,870	71,923	60,584	2,023
Total revenues from non-operating activities	221,313	100,681	95,765	23,209
Total revenues from ordinary activities	225,855	101,472	99,234	23,209

Notes continued

	Notes	ECONOMIC ENTITY 2005 $	ECONOMIC ENTITY 2004 $	PARENT COMPANY 2005 $	PARENT COMPANY 2004 $
3. EXPENSES AND LOSSES/(GAINS)					
(A) Expenses					
Depreciation of non-current assets					
Plant and equipment		62,679	23,802	-	-
Leasehold improvements		39,964	-	67	-
Motor vehicles		1,414	835	-	-
Office furniture and equipment		35,845	10,843	-	-
Furniture, fixtures and fittings		6,656	18,391	55	-
Total depreciation of non-current assets		146,558	53,871	122	-
Borrowing costs expensed					
Interest expense		7,643	23,015	7,643	23,015
Total borrowing costs		7,643	23,015	7,643	23,015
Decrement in value of non-current assets consists of the following:		(46,134)	8,196,225	7,223,197	9,672,076
(i) Goodwill on Consolidation Written Off (refer 3 (a))		-	8,150,091	-	-
(ii) Provision for Diminution in Value of Loans (refer 3 (b))					
- Subsidiary companies		-	-	7,223,197	1,510,395
- Director-related entities		(46,134)	46,134	-	-
(iii) Provision for Diminution in Value of Investment - Subsidiary Company (refer 3 (c))		-		-	8,161,681
Total decrement in value of non-current assets		(46,134)	8,196,225	-	9,672,076

(a) Goodwill on Consolidation Written Off represents the net cost of intangible assets comprised in the acquisition of LCT Products Pty Ltd (formerly Living Cell Technologies Pty Ltd) on 15 January, 2004. The intangible assets represented accumulated research, development and product development costs incurred by Diatranz Ltd prior to the acquisition of the business by LCT Products Pty Ltd on 17 October, 2003 and subsequent costs incurred to 15 January, 2004.

(b) Provision for Diminution in Value of Loans represents funds advanced to subsidiary/associated companies for research, development and product development and at period end not represented by tangible assets.

(c) Provision for Diminution in Value of Investments - Subsidiary Company represents the intangible assets included in LCT Products Pty Ltd on acquisition on 15 January, 2004 as referred to in (a) above.

	Notes	ECONOMIC ENTITY 2005 $	ECONOMIC ENTITY 2004 $	PARENT COMPANY 2005 $	PARENT COMPANY 2004 $
(B) Losses/(gains)					
Net loss/(gain) on disposal of property, plant and equipment		-	3,149	-	-
Net foreign currency (gains)/losses		(47,644)	16,537	(3,870)	-

Notes continued

	Notes	ECONOMIC ENTITY 2005 $	ECONOMIC ENTITY 2004 $	PARENT COMPANY 2005 $	PARENT COMPANY 2004 $
4. INCOME TAX					
The prima facie tax/(benefit), using tax rates applicable in the country of operation, on profit/(loss) and extraordinary items differs from the income tax/(benefit) provided in the financial statements as follows:					
Prima facie tax/(benefit) on profit/(loss) from ordinary activities		(1,855,230)	(3,092,330)	(2,387,325)	(2,933,932)
Tax effect of permanent differences					
Non-deductible research and development expenditure		-	651,539	-	-
Deductible capital expenditure		(38,939)	(38,879)	(38,939)	(38,879)
Unrealised foreign exchange gains		(7,835)	7,272	(16,363)	-
Write-downs to recoverable amounts		-	2,458,868	2,166,959	2,901,623
Tax effect of timing differences		5,352	-	-	-
Other items (net)		5,663	9,367	431	-
Write off future income tax benefit due to lack of virtual certainty		1,890,989	4,163	275,237	71,188
Income tax expense/(benefit) attributable to ordinary activities		-	-	-	-

5. RECEIVABLES (CURRENT)

	Notes	ECONOMIC ENTITY 2005 $	ECONOMIC ENTITY 2004 $	PARENT COMPANY 2005 $	PARENT COMPANY 2004 $
Trade debtors	5(b)	7,646	132	7,204	-
Sundry debtors	5(b)	5,529	6,592	647	-
Goods and Services Tax receivable		-	-	8,470	10,125
Loans to director related entity	26	-	18,353	-	-
Other receivables	5(b)	29,689	87,485	-	-
		42,864	112,562	16,321	10,125
(a) Total related party receivables					
Director-related entities					
– Pancell Ltd	26	-	18,353	-	-
		-	18,353	-	-

(b) Terms and conditions

(i) Trade debtors are non-interest bearing and generally on 30 day terms.

(ii) Sundry debtors and other receivables are non-interest bearing and have repayment terms between 30 and 90 days.

6. INVENTORIES (CURRENT)

	ECONOMIC ENTITY 2005 $	ECONOMIC ENTITY 2004 $	PARENT COMPANY 2005 $	PARENT COMPANY 2004 $
Raw materials and stores				
Stores at cost	16,308	30,073	-	-
	16,308	30,073	-	-
Total inventories at lower of cost and net realisable value	16,308	30,073	-	-

Notes continued

	Notes	ECONOMIC ENTITY 2005 $	ECONOMIC ENTITY 2004 $	PARENT COMPANY 2005 $	PARENT COMPANY 2004 $
7. OTHER CURRENT ASSETS					
Prepayments		10,105	283	-	-
Other current assets		61	15	61	15
		10,166	298	61	15
8. RECEIVABLES (NON-CURRENT)					
Loans to director related entity - Pancell Ltd	26	-	46,134	-	-
Related party receivables					
Wholly-owned group					
– controlled entities	26	-	-	8,764,369	2,485,401
– provision for diminution	26	-	(46,134)	(8,733,592)	(1,510,396)
		-	(46,134)	30,777	975,005
		-	-	30,777	975,005
9. OTHER FINANCIAL ASSETS (NON-CURRENT)					
Investments at cost comprise:					
Shares					
Controlled entities - unlisted	10	-	-	8,161,681	8,161,681
Provision for diminution in value of investment	3 (e)	-	-	(8,161,681)	(8,161,681)

10. INTERESTS IN SUBSIDIARIES

Name	Country of incorporation	Percentage of equity interest held by the consolidated entity 2005 %	2004 %	Investment 2005 $	Investment 2004 $
LCT Products Pty Ltd	Australia	100	100	8,161,681	8,161,681
LCT Australia Pty Ltd	Australia	100	100	-	-
Living Cell Technologies New Zealand Ltd	New Zealand	100	100	-	-
(formerly Diatranz New Zealand Ltd, name change effective 10 February, 2005)					
LCT BioPharma Inc.	USA	100	100	-	-
Fac8Cell Pty Ltd	Australia	100	100	-	-
DiaBCell Pty Ltd	Australia	100	100	-	-
Neurotrophin Cell Pty Ltd	Australia	100	100	-	-
				8,161,681	8,161,681

Notes continued

	Notes	ECONOMIC ENTITY 2005 $	ECONOMIC ENTITY 2004 $	PARENT COMPANY 2005 $	PARENT COMPANY 2004 $
11. PROPERTY, PLANT AND EQUIPMENT					
PROPERTY					
Leasehold improvements					
At cost		457,477	418,393	7,707	-
Accumulated amortisation		(71,471)	(29,843)	(66)	-
	11(a)	386,006	388,550	7,641	-
Total leasehold improvements		386,006	388,550	7,641	-
PLANT AND EQUIPMENT					
Plant & machinery					
At cost		458,245	238,104	-	-
Accumulated depreciation		(97,214)	(32,856)	-	-
	11(a)	361,031	205,248	-	-
Motor vehicles					
At cost		6,536	6,140	-	-
Accumulated depreciation		(2,538)	(1,065)	-	-
	11(a)	3,998	5,075	-	-
Office equipment					
At cost		114,281	63,371	-	-
Accumulated depreciation		(45,398)	(9,277)	-	-
	11(a)	68,883	54,094	-	-
Furniture, fixtures and fittings					
At cost		72,324	28,569	2,717	-
Accumulated depreciation		(9,855)	(3,053)	(55)	-
	11(a)	62,469	25,516	2,662	-
Total plant and equipment		496,381	289,933	2,662	-
Total property, plant and equipment					
Cost		1,108,863	754,577	10,424	-
Accumulated depreciation and amortisation		(226,476)	(76,094)	(121)	-
Total written down amount		882,387	678,483	10,303	-

Notes continued

	Notes	ECONOMIC ENTITY 2005 $	PARENT COMPANY 2005 $
11. PROPERTY, PLANT AND EQUIPMENT (cont'd)			
(a) Reconciliations			
Reconciliations of the carrying amounts of property, plant and equipment at the beginning and end of the current financial year.			
Property			
Leasehold Improvements			
Carrying amount at beginning		388,550	-
Additions		4,387	-
Additions through acquisition of entities / operations		7,708	7,708
Depreciation expense		(39,964)	(67)
Net foreign currency movements arising from self-sustaining foreign operation		25,325	-
		386,006	7,641
Plant and Equipment			
Plant and machinery			
Carrying amount at beginning		205,248	-
Additions		206,194	-
Depreciation expense		(62,679)	-
Net foreign currency movements arising from self-sustaining foreign operation		12,268	-
		361,031	-
Motor vehicles			
Carrying amount at beginning		5,075	-
Depreciation expense		(1,414)	-
Net foreign currency movements arising from self-sustaining foreign operation		337	-
		3,998	-
Office equipment			
Carrying amount at beginning		54,094	-
Additions		46,303	-
Depreciation expense		(35,845)	-
Net foreign currency movements arising from self-sustaining foreign operation		4,331	-
		68,883	-
Furniture, fixtures and fittings			
Carrying amount at beginning		25,516	-
Additions		39,262	-
Additions through acquisition of entities / operations		2,717	2,717
Depreciation expense		(6,656)	(55)
Net foreign currency movements arising from self-sustaining foreign operation		1,630	-
		62,469	2,662

Notes continued

	Notes	ECONOMIC ENTITY 2005 $	ECONOMIC ENTITY 2004 $	PARENT COMPANY 2005 $	PARENT COMPANY 2004 $
12. DEFERRED TAX ASSETS					
Future income tax benefit		-	-	-	-
Future income tax benefits not brought to account, the benefits of which will only be realised if the conditions for deductibility set out in Note 1 (r) occur					
- timing differences		-	7,684	-	-
- tax losses		2,223,431	332,442	346,424	71,188
		2,223,431	340,126	346,424	71,188
13. PAYABLES (CURRENT)					
Trade creditors		634,112	644,318	127,463	65,323
Other creditors		106,248	198,116	252,638	-
Convertible notes	13(a)	-	670,978	-	670,978
Goods and services tax		-	40,749	-	-
		740,360	1,554,161	380,101	736,301
Aggregate amounts payable to related parties:					
Other related parties					
- additional related parties	26	56,892	-	247,414	-
		56,892	-	247,414	-

(a) Terms and conditions relating to the above financial instruments:

(i) A convertible note of $529,535 which was interest free was held by the David Collinson Family Trust of which David Collinson is a trustee. David Collinson is a director of Living Cell Technologies Ltd. The convertible note was repayable within 45 days after a notice of demand is made. The holder had the right convert the outstanding amount at any time to ordinary shares at a rate of $0.20. On 25 August 2004 the outstanding amount was converted to 2,647,675 shares.

(ii) A convertible note of $141,443 which was interest free was held by Michael Yates and Ingrid Yates. Michael Yates is a director of the company. The convertible note was repayable within 45 days after a notice of demand is made. The holder had the right to convert the outstanding amount at any time to ordinary shares at a rate of $0.20. On 25 August 2004 the outstanding amount was converted to 707,214 shares.

	Notes	ECONOMIC ENTITY 2005 $	ECONOMIC ENTITY 2004 $	PARENT COMPANY 2005 $	PARENT COMPANY 2004 $
14. INTEREST-BEARING LIABILITIES (CURRENT)					
Lease liability	20	23,904	2,744	-	-
Unsecured					
– convertible notes	14(a)	-	830,129	-	830,129
		-	830,129	-	830,129
		23,904	832,873	-	830,129

(a) Terms and conditions relating to the above financial instruments

Convertible notes as at 30 June 2005 were nil. As at 30 June 2004 the convertible notes consisted of the following:

(i) Six B Class convertible notes of $113,354 with an interest rate of 5% per annum convertible to ordinary shares at a rate of $0.21 and held by the Avery Foundation. These 6 notes were paid out, together with interest in August 2004.

(ii) One D Class convertible note of $150,000 with an interest rate of 11% per annum held by Taycol Nominees Pty Ltd. This note was converted to shares in August 2004.

	Notes	ECONOMIC ENTITY 2005 $	ECONOMIC ENTITY 2004 $	PARENT COMPANY 2005 $	PARENT COMPANY 2004 $
15. PROVISIONS (CURRENT)					
Employee benefits	21	42,110	23,284	-	-
		42,110	23,284	-	-

Notes continued

	Notes	ECONOMIC ENTITY 2005 $	ECONOMIC ENTITY 2004 $	PARENT COMPANY 2005 $	PARENT COMPANY 2004 $
16. INTEREST-BEARING LIABILITIES (NON-CURRENT)					
Lease liability	20	2,786	6,107	-	-
Unsecured					
– convertible notes	16(a)	-	216,136	-	216,136
		2,786	222,243	-	216,136

(a) Terms and conditions relating to the above financial instruments

(i) As at 30 June 2005 convertible notes were nil. As at 30 June 2004 one C Class convertible note of $216,136 with an interest rate of 5% per annum convertible to ordinary shares at a rate of $0.21 was held by the Avery Foundation. This note was converted to shares in November 2004.

17. CONTRIBUTED EQUITY

(a) Issued and paid up capital

	ECONOMIC ENTITY 2005 $	ECONOMIC ENTITY 2004 $	PARENT COMPANY 2005 $	PARENT COMPANY 2004 $
Ordinary shares fully paid	19,536,574	8,982,351	19,536,575	8,982,351
	19,536,574	8,982,351	19,536,575	8,982,351

(b) Movements in shares on issue

	2005 Number of shares	2005 $	2004 Number of shares	2004 $
Beginning of the financial year	48,672,968	8,982,351	-	-
Issued during the year				
– private share issues and issues to contractors	12,453,682	4,685,146	1,429,566	178,417
– public equity raising	20,022,370	4,004,474	12,100,000	2,420,000
– rights issue	5,694,211	1,138,842	-	-
– convertible notes converted	5,175,700	1,045,848	-	-
– options exercised	196,750	42,585	-	-
– purchase of Living Cell Products Pty Ltd	-	-	35,143,402	7,028,680
– purchase of assets of Pancell New Zealand Ltd	625,000	231,250	-	-
Transaction costs in capital raising	-	(593,921)	-	(644,746)
End of the financial year	92,840,681	19,536,575	48,672,968	8,982,351

18. RESERVES AND RETAINED PROFITS

	Notes	ECONOMIC ENTITY 2005 $	ECONOMIC ENTITY 2004 $	PARENT COMPANY 2005 $	PARENT COMPANY 2004 $
Retained profits/(accumulated losses)	18(a)	(16,401,020)	(10,307,766)	(17,737,520)	(9,779,772)
(a) Retained profits/(accumulated losses)					
Balance at the beginning of year		(10,303,708)	-	(9,779,772)	-
Net profit/(loss) attributable to members of the economic entity		(6,097,312)	(10,307,766)	(7,957,748)	(9,779,772)
Balance at end of year		(16,401,020)	(10,307,766)	(17,737,520)	(9,779,772)

Notes continued

	Notes	ECONOMIC ENTITY 2005 $	ECONOMIC ENTITY 2004 $	PARENT COMPANY 2005 $	PARENT COMPANY 2004 $
19. STATEMENT OF CASH FLOWS					
(a) Reconciliation of the net profit/(loss) after tax to the net cash flows from operations					
Net profit/(loss)		(6,097,309)	(10,307,766)	(7,957,748)	(9,779,772)
Non-Cash Items					
Depreciation of non-current assets		146,558	53,871	122	-
Decrement in value of non-current assets	3(A)	(46,134)	8,196,225	7,223,197	9,672,076
Net (profit)/loss on disposal of property, plant and equipment		-	3,149	-	-
Net foreign currency (gains)/losses		(47,644)	16,537	-	-
Changes in assets and liabilities					
(Increase)/decrease in trade and other receivables		69,698	(95,895)	(7,851)	-
(Increase)/decrease in goods and services tax receivable		-	-	1,655	(10,140)
(Increase)/decrease in inventory		13,765	(30,073)	-	-
(Increase)/decrease in prepayments and other current assets		(9,868)	(283)	(46)	-
(Decrease)/increase in trade and other creditors		(102,074)	825,897	65,324	65,324
(Decrease)/increase in goods and services tax payable		(40,749)	40,749	-	-
(Decrease)/increase in employee entitlements		18,826	23,284	-	-
Net cash flow from operating activities		(6,094,931)	(1,274,305)	(675,347)	(52,512)
(b) Reconciliation of cash					
Cash balance comprises:					
– cash at bank		2,648,491	485,730	1,777,196	-
Closing cash balance		2,648,491	485,730	1,777,196	-

(c) Acquisition of Controlled Entity

There were no acquisitions in the 2005 year.

(d) Disposal of Controlled Entity

There were no disposals in the 2005 financial year.

	Notes	ECONOMIC ENTITY 2005 $	ECONOMIC ENTITY 2004 $	PARENT COMPANY 2005 $	PARENT COMPANY 2004 $
20. EXPENDITURE COMMITMENTS					
(a) Lease expenditure commitments					
(i) Operating leases (non-cancellable):					
Minimum lease payments	20(c)				
– not later than one year		102,939	37,717	-	-
– later than one year and not later than five years		411,757	43,978	-	-
– later than five years		425,850	4,581	-	-
– aggregate lease expenditure contracted for at reporting date		940,546	86,276	-	-
Aggregate expenditure commitments comprise:					
Aggregate lease expenditure contracted for at reporting date		-	86,276	-	-
(ii) Finance leases:					
– not later than one year		24,570	4,432	-	-
– later than one year and not later than five years		2,786	6,107	-	-

Notes continued

	Notes	ECONOMIC ENTITY 2005 $	ECONOMIC ENTITY 2004 $	PARENT COMPANY 2005 $	PARENT COMPANY 2004 $
20. EXPENDITURE COMMITMENTS (cont'd)					
– total minimum lease payments		27,356	10,539	-	-
– future finance charges		(666)	(1,688)	-	-
– lease liability		26,690	8,851	-	-
- current liability		23,904	2,744	-	-
- non-current liability		2,786	6,107	-	-
		26,690	8,851	-	-
Total lease liability accrued for:					
Current					
– finance leases		23,904	2,744	-	-
		23,904	2,744	-	-
Non-Current					
– finance leases		2,786	6,107	-	-
		2,786	6,107	-	-
		26,690	8,851	-	-

Notes

(b) The lease of offices and laboratories in Papatoetoe, New Zealand, is a non-cancellable lease with a 5 year term renewable for a further 5 years and rent payable monthly in advance. Contingent rental provisions require the minimum lease payments shall be reviewed every 2 years. The animal laboratory lease is a non-cancellable lease with a 6 year term and a right of renewal for a further 6 year term, with rent payable monthly in advance. Contingent rental provisions require the minimum lease payments shall be reviewed every 2 years.

(c) The carrying amount of the finance lease assets as at 30 June, 2005 is $68,351. (2004: $9,703)

21. EMPLOYEE BENEFITS AND SUPERANNUATION COMMITMENTS

Employee Benefits

The aggregate employee benefit liability is comprised of:	ECONOMIC ENTITY 2005 $	ECONOMIC ENTITY 2004 $	PARENT COMPANY 2005 $	PARENT COMPANY 2004 $
Accrued wages, salaries and on costs	33,145	168,455	-	-
Provisions (current)	42,110	23,284	-	-
	75,255	191,739	-	-

Employee Share Scheme

Information with respect to the number of options granted under the employee share incentive scheme is as follows:

		2005		2004	
		Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance at beginning of year		552,500	0.21	-	-
– granted	21(a)	1,625,000	0.30	552,500	0.21
Balance at end of year		2,177,500	0.28	552,500	0.21

Notes continued

21. EMPLOYEE BENEFITS AND SUPERANNUATION COMMITMENTS (cont'd)

(a) Options granted during the reporting period

The following table summarises information about options granted by Living Cell Technologies Ltd to employees during the year:

	2005	2004
Grant date	15 November 2004	15 January 2004
Vesting date	15 November 2004	15 January 2004
Expiry Date	15 November 2011	30 June 2010
Weighted average exercise price	$0.30	$0.21

22. SUBSEQUENT EVENTS

After balance date, the parent entity completed equity raising totaling $2,300,000 through placement of ordinary shares to existing shareholders at $0.22 per share. As a result, the group's total equity has changed from $3,135,555 at 30 June, 2005 to an estimated balance of $5,435,555 after completion of the equity raising as at 9 August 2005.

The financial effect of the above event has not been recognised in the Statement of Financial Position as at 30 June 2005.

23. EARNINGS PER SHARE	ECONOMIC ENTITY 2005 $	ECONOMIC ENTITY 2004 $
The following reflects the income and share data used in the calculations of basic earnings per share:		
Net profit/(loss)	(6,097,309)	(10,307,767)
Earnings/(loss) used in calculating basic and diluted earnings/(loss) per share	(6,097,309)	(10,307,767)
	Number of shares	Number of shares
Weighted average number of ordinary shares used in calculating basic earnings per share	83,500,010	20,211,731

24. AUDITORS' REMUNERATION

Amounts received or due and receivable by PKF, NSW Partnership, the auditor of the parent entity for:				
– an audit or review of the financial report of the entity and any other entity in the consolidated entity	61,270	-	61,270	-
	61,270	-	61,270	-
Amounts received or due and receivable by auditors, other than PKF, NSW Partnership, for:				
– an audit or review of the financial report of subsidiary entities	20,695	6,595	-	-
	81,965	6,595	61,270	-

Notes continued

25. DIRECTOR AND EXECUTIVE DISCLOSURES

(a) Details of Directors and Specified Executives

(i) Directors

Michael Yates	Executive Chairman
Simon O'Loughlin	Non-Executive Director
Robert Elliott	Medical Director
David Collinson	Executive Director and Chief Executive Officer
Roger Coats	Non-Executive Director
Alfred Vasconcellos	Executive Director, President & CEO LCT BioPharma Inc

(ii) Specified executives

Richard Justice	Chief Financial Officer
Paul Tan	Manager LCT New Zealand
Paris Brooke	Manager LCT Australia

Michael Yates was Chairman and Director up to 30 November 2004 when he was appointed as Executive Chairman.

Roger Coats was Chief Operating Officer (COO) and Director up to 28 February 2005 when he resigned as COO, remaining as a non-executive director.

Alfred Vasconcellos was President and CEO of LCT BioPharma up to 28 October 2004, when he was also appointed as a director.

Richard Justice was appointed CFO on 10 November 2004.

Paris Brooke was appointed as General Manager LCT Australia Pty Ltd on 1 April 2005.

(b) Option holdings of directors and specified executives

	Balance at beginning of period	Granted as Remuneration	Options Exercised	Net Change Other	Balance at end of period	Vested at 30 June 2005		
	1 July 2004				30 June 2005	Total	Not exercisable	Exercisable
Directors								
Michael Yates	-	-	-	450,000	450,000	450,000	450,000	-
Simon O'Loughlin	-	-	-	150,000	150,000	150,000	150,000	-
Robert Elliott	2,123,300	-	-	-	2,123,300	2,123,300	-	2,123,300
David Collinson	2,123,300	-	-	-	2,123,300	2,123,300	-	2,123,300
Roger Coats	1,498,720	-	-	-	1,498,720	1,498,720	-	1,498,720
Alfred Vasconcellos	-	-	-	525,000	525,000	525,000	525,000	-
Specified Executives								
Richard Justice	-	-	-	-	-	-	-	-
Paul Tan	-	-	-	300,000	300,000	300,000	-	300,000
Paris Brooke	-	-	-	-	-	-	-	-
Total	5,745,320	-	-	1,425,000	7,170,320	7,170,320	1,125,000	6,045,320

Notes continued

25. DIRECTOR AND EXECUTIVE DISCLOSURES (cont'd)

(c) Shareholdings of Directors and Specified Executives

	Balance 1 July 2004	Received as Remuneration	Options Exercised	Net Change Other	Balance 30 June 2005
	Ord	Ord	Ord	Ord	Ord
Directors					
Michael Yates	-	-	-	1,033,301	1,033,301
Simon O'Loughlin	-	-	-	210,000	210,000
Robert Elliott	1,862,638	-	-	-	1,862,638
David Collinson	6,979,981	-	-	2,541,371	9,521,352
Roger Coats	169,543	-	-	23,457	193,000
Alfred Vasconcellos	115,031	-	-	-	115,031
Specified Executives					
Richard Justice	-	-	-	-	-
Paul Tan	-	-	-	-	-
Paris Brooke	-	-	-	-	-
Total	9,127,193	-	-	3,808,129	12,935,322

(d) Loans to directors and specified executives

There have been no loans made to directors or specified executives during the year from 1 July 2004 to 30 June 2005.

(e) Other transactions and balances with directors and specified executives

Services

Mr S. O'Loughlin is a partner of O'Loughlins Lawyers which provided legal services to the economic entity. During the period from 1 July, 2004 to 30 June, 2005 services rendered by O'Loughlin Lawyers to the economic entity totalled $1,276, excluding GST (2004 : $35,663).

26. RELATED PARTY DISCLOSURES

Director-related entity transactions

Pancell New Zealand Limited whose directors and shareholders are Robert Elliott, David Collinson and Sandy Ferguson, supplied Auckland Island pig cells to the economic entity. The economic entity financed the activities of Pancell New Zealand Limited with a monthly payment of NZ$12,000. An option to purchase the assets or shares of Pancell New Zealand Ltd by the economic entity was signed on 23 April, 2003, with consideration being NZ$300,000 plus GST increasing by NZ$15,000 per month commencing April, 2003.

On 27 May 2005 the shareholders of Living Cell Technologies Limited approved and authorised the issue of 625,000 ordinary shares in the capital of the Company to Pancell New Zealand Limited at 0.37 cents, being $231,250, with the balance of the purchase price of the assets of Pancell New Zealand Limited (including the Auckland Island pig herd) satisfied by the repayment of NZ$50,000 in cash (as repayment of a loan from the Company to Pancell New Zealand Limited, $45,955 in Parent Company Statement of Cash Flows for purchase of self-generating and regenerating assets.)

At 30 June, 2004 amounts of $18,353 (current receivable) and $46,134 (non-current receivable) had been loaned to Pancell New Zealand Ltd from the economic entity. A provision for diminution of $46,134 had been raised against the non-current receivable balance. With the effective repayment of this loan the provision for diminution of $46,134 has been credited in the period ending 30 June, 2005.

At 30 June 2005 an amount of $56,892 was owing to directors of Living Cell Technologies Ltd (David Collinson $47,747 and Robert Elliott $9,145) being monies previously advanced by the directors to Pancell New Zealand Limited.

Notes continued

26. RELATED PARTY DISCLOSURES (cont'd)

Wholly-owned group transactions

Loans

All loan balances between the companies in the group have been fully provided for and eliminated on consolidation.

Service Fee

LCT BioPharma Inc. and Living Cell Technologies New Zealand Ltd (formerly Diatranz New Zealand Ltd) charge LCT Products Pty Ltd a service fee based on direct costs incurred and an appropriate mark up. The financial affect of the service fee has been eliminated on consolidation.

Other related party transactions

Services

Mr CR Fennell, formerly Company Secretary, is a partner of Fennell Allen & Co. Chartered Accountants which provided accounting, corporate, secretarial, taxation services and office accommodation to the economic entity. Mr Fennell has a beneficial interest in 71,527 shares and 247,690 Class A options acquired in part consideration of services provided. 1,232,500 Class B options were acquired by Mr Fennell from Class B option holders. Services rendered by Fennell Allen & Co. to the economic entity for the period 17 March, 2003 to 30 June, 2004 totalled $177,861 (excluding GST).

Notes continued

27. SEGMENT INFORMATION

Segment products and locations

The economic entity operates one business segment of research and development and product development into living cell technologies. Geographically, the majority of the research and development was performed in New Zealand and the balance was performed in the USA. The corporate office is located in Australia.

Geographic segments	New Zealand		USA		Australia		Eliminations		Consolidated	
	2005 $	2004 $	2005 $	2004 $	2005 $	2004 $	2005 $	2004 $	2005 $	2004 $
Segment revenue	2,677,409	798,799	1,647,319	270,142	207,457	100,619	(4,306,330)	(1,068,088)	225,855	101,472
Segment assets	1,020,243	801,912	322,958	147,032	2,608,903	12,659,084	-	(12,298,580)	3,952,104	1,309,448
Other segment information:										
Acquisition of property, plant and equipment, intangible assets and other non-current assets	-	732,322	-	-	354,922	8,165,336	-	(8,161,681)	354,922	735,977

Accounting policies

1) Segment revenues, expenses, assets and liabilities are those directly attributable to the segments.

2) Segment revenues, expenses and results include charges between segments. The prices charged on intersegment transactions have been made at arms length transaction rates. These transactions are eliminated on consolidation.

Notes continued

28. FINANCIAL INSTRUMENTS

28(a) Interest rate risk

The consolidated entity's exposure to interest rate risks and the effective interest rates of financial assets and financial liabilities, both recognised and unrecognised at the balance date, are as follows:

Financial Instruments	Floating Interest rate		Fixed interest rate maturing in: 1 year or less		Over 1 to 5 years		More than 5 years		Non-interest bearing		Total carrying amount as per the statement of financial position		Weighted average effective interest rate	
	2005 $	2004 $	2005 $	2004 $	2005 $	2004 $	2005 $	2004 $	2005 $	2004 $	2005 $	2004 $	2005 %	2004 %
(i) Financial assets														
Cash	2,648,491	485,730	-	-	-	-	-	-	-	-	2,648,491	485,730	4.96	4.20
Trade and other receivables	-	-	-	-	-	-	-	-	42,864	94,209	42,864	94,209	-	-
Receivables - director related entities	-	-	-	-	-	-	-	-	-	64,487	-	64,487	-	-
Total financial assets	2,648,491	485,730	-	-	-	-	-	-	42,864	158,696	2,691,355	644,426		

Notes continued

20. FINANCIAL INSTRUMENTS (cont'd)

Financial Instruments	Floating interest rate		Fixed interest rate maturing in: 1 year or less		Over 1 to 5 years		More than 5 years		Non-interest bearing		Total carrying amount as per the statement of financial position		Weighted average effective interest rate	
	2005 $	2004 $	2005 $	2004 $	2005 $	2004 $	2005 $	2004 $	2005 $	2004 $	2005 $	2004 $	2005 %	2004 %
(ii) Financial liabilities														
Trade creditors	-	-	-	-	-	-	-	-	634,112	644,318	634,112	644,318	-	-
Other creditors	-	-	-	-	-	-	-	-	106,248	238,865	106,248	238,865	-	-
Convertible notes -non-interest bearing	-	-	-	-	-	-	-	-	-	670,978	-	670,978	-	-
Finance lease liability	-	-	23,904	2,744	2,786	6,107	-	-	-	-	26,690	8,851	15.5	15.5
Convertible notes	-	-	-	830,129	-	216,136	-	-	-	-	-	1,046,265	-	6.1
Total financial liabilities	-	-	23,904	832,873	2,786	222,243	-	-	740,360	1,554,161	767,050	2,609,277		

Notes continued

29. IMPACT OF ADOPTING AASB EQUIVALENTS TO IASB STANDARDS

Living Cell Technologies Ltd is preparing and managing the transition to Australian Equivalents to International Financial Reporting Standards (AIFRS) effective for the company's financial year commencing from 1 July 2004. The adoption of AIFRS will be reflected in the economic entity's and the parent entity's financial statements for the year ending 30 June 2006. On first time adoption of AIFRS, comparatives for the year ending 30 June 2005 are required to be restated. The majority of AIFRS transitional adjustments will be made retrospectively against retained earnings as at 1 July 2004.

The economic entity's management, with the assistance of external consultants, has assessed the significance of the expected changes and is preparing for their implementation. The impact of the alternative treatments and elections under AASB 1: First Time Adoption of Australian Equivalents to International Financial Reporting Standards has been considered where applicable.

The directors are of the opinion that the key material differences in the economic entity's accounting policies on conversion to AIFRS and the financial effect of these differences, where known, are as follows. Users of the financial statements should note, however, that the amounts disclosed could changes if there are amendments by standard-setters to the current AIFRS or interpretation of the AIFRS requirements changes from the continuing work of the economic entity's AIFRS review process.

Classification of Financial Instruments

Under AASB 139 Financial Instruments: Recognition and Measurement, financial assets are required to be classified into four categories, which determines the accounting treatment of the item. The categories and various treatments are:

held to maturity, measured at amortised cost;

held for trading, measured at fair value with unrealised gains or losses charged to the profit and loss;

loans and receivables, measured at amortised cost; and

available for sale instruments, measured at fair value with unrealised gains or losses taken to equity

The economic entity's financial assets comprise available for sale financial instruments. Under AASB 139: Financial Instruments: Recognition and Measurement, the measurement of available for sale instruments at fair value differs to current accounting policy which measures non-current investments at cost with an annual review by directors to ensure carrying amounts are not in excess of the recoverable amount of the instrument.

On the basis that directors have written down the carrying value of non-current investments in subsidiary entities to nil (which equate to fair value) there is expected to be no impact in the conversion to AIFRS.

Share based payments

Under AASB 2 Share based Payments, the company will be required to determine the fair value of options issued to directors, specified executives and employees as remuneration and recognise an expense in the Statement of Financial Performance. This standard is not limited to options and also extends to other forms of equity based remuneration.

During the year the company issued 1,425,000 options to the directors and specified executives valued at $329,344.

	ECONOMIC ENTITY	PARENT COMPANY
RECONCILIATION OF LOSS		
Net loss for year reported under Australian Accounting Standards	(6,097,309)	(7,957,748)
Transitional adjustment		
Increase in employee benefits	(329,344)	(329,344)
Net loss under AIFRS	(6,426,653)	(8,287,092)
RECONCILIATION OF EQUITY		
Total equity under Australian Accounting Standards	3,135,554	1,799,055
Reduction in equity from transition to AIFRS	(329,344)	(329,344)
Equity under AIFRS	2,806,210	1,469,711

Notes continued

	Notes	ECONOMIC ENTITY 2005 $	ECONOMIC ENTITY 2004 $	PARENT COMPANY 2005 $	PARENT COMPANY 2004 $
30. SELF-GENERATING AND REGENERATING ASSETS					
Animals					
Pig Herd - at cost		344,498	-	344,498	-
Total value of animals		344,498	-	344,498	-

(a) Nature of asset

The company purchased a herd of Auckland Island pigs which are critical to plans to produce pig cells for xeno-transplantation because they are free of infectious diseases common with other pig strains and they meet FDA requirements for donors of pig cells for human xeno-transplantation.

(b) Significant assumptions

The Auckland Island pig herd has been valued at cost and not depreciated, as fair value cannot be reliably measured, given the highly specialised and unique characteristics of the pig herd.

The Directors valuation at cost is consistent with an independent accountant's opinion on the purchase transaction.

31. COMPANY DETAILS AND ULTIMATE PARENT ENTITY

Living Cell Technologies Ltd is the ultimate parent entity.

The registered office of the company is:

Living Cell Technologies Limited

Level 5, NAB House

255 George Street

Sydney, NSW, 2001

Directors' Declaration

In accordance with a resolution of the directors of Living Cell Technologies Ltd, I state that:

(1) In the opinion of the directors:

(a) the financial statements and notes of the company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2005 and of their performance for the period beginning 1 July 2004 and ended on that date; and

(ii) complying with Accounting Standards and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

(2) the Chief Executive Officer and Chief Financial Officer have each declared that:

(a) the financial records of the company for the financial year have been properly maintained in accordance with section 286 of the Corporations Act 2001;
(b) the financial statements and notes for the financial year comply with the Accounting Standards; and
(c) the financial statements and notes for the financial year give a true and fair view.

(3) In the opinion of the directors, as at the date of this declaration, there are reasonable grounds to believe that the members of the Group identified in note 10 will be able to meet any obligations or liabilities to which they are or may become subject, by virtue of support provided by the parent company.

On behalf of the Board

Michael Yates
Chairman

Sydney, Dated 13 September 2005.

A Member Firm of PKF International

PKF

Chartered Accountants
& Business Advisers

NSW Partnership
ABN 83 236 985 726

Level 10, 1 Margaret Street
Sydney NSW 2000

DX 10173 Sydney Stock Exchange NSW

Tel: 61 2 9251 4100
Fax: 61 2 9240 9821

www.pkf.com.au

INDEPENDENT AUDIT REPORT

TO THE MEMBERS OF LIVING CELL TECHNOLOGIES LIMITED

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for both Living Cell Technologies Limited (the company) and the consolidated entity, for the year ended 30 June 2005. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Audit Opinion

In our opinion, the financial report of Living Cell Technologies Limited is in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2005 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

PKF

PKF

ARTHUR MILNER
Partner

SYDNEY: 13 September 2005

ASX Additional Information

Additional information required by the Australian Stock Exchange Ltd and not shown elsewhere in this report is as follows. The information is current as at 31August, 2005.

(a) Distribution of equity securities

The number of shareholders at 31 August 2005 by size of holding, in each class of share are:

			Ordinary shares	
			Number of holders	Number of shares
1	-	1,000	41	26,950
1,001	-	5,000	235	689,061
5,001	-	10,000	213	1,862,182
10,001	-	100,000	592	22,111,751
100,001		and over	144	78,028,373
			1,225	102,718,317
The number of shareholders holding less than a marketable parcel of shares are:			142	200,066

(b) Twenty largest shareholders

The names of the twenty largest holders of quoted shares at 31 August, 2005 were:

		Listed ordinary shares	
		Number of shares	Percentage of ordinary shares
1	MR GRAEME COLLINSON & MR DAVID COLLINSON	9,627,656	9.4
2	K ONE W ONE LIMITED	7,351,435	7.2
3	WESTPAC CUSTODIAN NOMINEES LIMITED	4,980,455	4.9
4	FOUNDATION SERVICES LTD	4,977,626	4.9
5	HUGH GREEN INVESTMENTS LIMITED	3,769,850	3.7
6	ANZ NOMINEES LTD	2,800,636	2.7
7	TAYCOL NOMINEES PTY LTD	2,094,434	2.0
8	MR MICHAEL BUSHELL	2,000,000	2.0
9	MR ROBERT BARTLETT ELLIOTT	1,555,538	1.5
10	MR KEITH A STEWART & MRS JUDITH A STEWART	1,521,371	1.5
11	I E PROPERTIES PTY LTD	1,475,455	1.4
12	MR MICHAEL HELYER	1,400,157	1.4
13	THE AVERY FOUNDATION	1,229,808	1.2
14	MR MICHAEL ARTHUR YATES & MRS INGRID MELANIE YATES	1,033,301	1.0
15	SOPHIA DAWES	1,000,000	1.0
16	M COOPER NOMINEES PTY LTD	1,000,000	1.0
17	NUTSVILLE PTY LTD	1,000,000	1.0
18	SYMINGTON PTY LTD	730,000	0.7
19	MR GEOFFREY PETER PICOT & MR DENIS PETER LANE	625,864	0.6
20	GREENSLADE HOLDINGS PTY LTD	625,000	0.6
		50,798,586	49.7

ASX Additional Information continued

(c) Substantial shareholders

The names of substantial shareholders who have notified the Company in accordance with section 671B of the Corporations Act 2001 are:

	Number of Shares
MR GRAHAM COLLINSON MR DAVID COLLINSON	9,627,656
K ONE W ONE LIMITED	7,351,435

(d) Voting rights

All ordinary shares carry one vote per share without restriction.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	LIVING CELL TECHNOLOGIES LTD
ABN	104 028 042

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MR SIMON THOMAS O'LOUGHLIN
Date of last notice	22 NOVEMBER 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	9 JUNE 2005
No. of securities held prior to change	10,000 ORDINARY SHARES (HELD BY SIMON O'LOUGHLIN < NICHOLAS O'LOUGHLIN A/C>) 150,000 OPTIONS @ $0.30 exp 15/11/2010
Class	ORDINARY SHARES
Number acquired	200,000
Number disposed	NIL

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	200,000 @ $0.18
No. of securities held after change	10,000 ORDINARY SHARES (HELD BY SIMON O'LOUGHLIN < NICHOLAS O'LOUGHLIN A/C>) 150,000 OPTIONS @ $0.30 exp 15/11/2010 200,000 ORDINARY SHARES (HELD BY SIMON THOMAS O'LOUGHLIN)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	PURCHASE

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder **(if issued securities)**	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

ASIA PACIFIC

Milena Penca
Company Secretary

Phone: 61 3 9616 3852
Fax: 61 3 9614 5298

23 August 2006

Australian Stock Exchange Limited
Company Announcements Office
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Notice of initial substantial holder

Please find attached a Notice of initial substantial holder for Living Cell Technologies Limited.

Yours faithfully

Milena Penca

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	LIVING CELL TECHNOLOGIES LIMITED
ACN/ARSN	ACN 104 028 042

1. Details of substantial holder (1)

Name	AXA SA ("AXA"), AXA Asia Pacific Holdings Limited ("AXA APH") and various bodies corporate controlled by AXA and AXA APH listed in Schedule 1 (together, "the AXA Group") and certain other entities associated with AXA and AXA APH listed in Schedule 1.)
ACN/ARSN (if applicable)	069 123 011

The holder became a substantial holder on 08 / 08 /2005

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary	4,980,455	4,980,455	5.58%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities (ordinary shares unless stated otherwise)
Each holder of a relevant interest is listed in Schedule 1.	Each person listed in Part A(i) of Schedule 1 has a relevant interest because it is a holder of the relevant securities (s 608(1)(a) Corporations Act 2001 ("CA")). Each person listed in Part A(ii) of Schedule 1 has a relevant interest because it has power to exercise or control the exercise of a right to vote or to dispose of the relevant securities (s 608(1)(b) and (c) CA). Each person listed in Part A(iii) of Schedule 1 has a relevant interest because it has voting power above 20% over one or more persons listed in Parts A(i) or (ii) of Schedule 1 (s 608(3) CA).	See column 5 of Schedule 2.

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities (ordinary shares unless stated otherwise)
Each holder of a relevant interest is listed in Schedule 1.	The registered holders of the securities are listed in Part A(i) of	[Not applicable.]	See column 5 of schedule 2.

	Schedule 1.		

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities (ordinary shares unless stated otherwise)
		Cash	Non-Cash	
Each holder of a relevant interest is listed in Schedule 1.	See column 2 of Schedule 2.	See column 4 of Schedule 2.	[Not applicable.]	See column 5 of schedule 2.

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
[Not applicable.]	[Not applicable.]

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
See Parts A and B of Schedule 1 (column 1).	See Parts A and B of Schedule 1 (column 2).

Signature

print name Milena Penca

capacity Company Secretary, AXA Asia Pacific Holdings Limited

sign here

date 23,08,05

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

SCHEDULE 1 - HOLDERS OF A RELEVANT INTEREST AND ASSOCIATES

Note: All information provided in this schedule is based on the information available to AXA APH at the time of filing this notice.

PART A - PERSONS WITH A RELEVANT INTEREST

Name	Address
Part A(i) - Registered holders [s 608(1)(a)]	
Westpac Custodian Nominees Limited, as custodian for National Mutual Funds Management Limited	50 Pitt Street, Sydney, NSW 2000
Westpac Custodian Nominees Limited, as custodian for Ipac Asset Management Limited	50 Pitt Street, Sydney, NSW 2000
Westpac Custodian Nominees Limited, as custodian for The National Mutual Life Association of Australasia Limited	50 Pitt Street, Sydney, NSW 2000
Westpac Custodian Nominees Limited, as custodian for Assure New Zealand Limited	50 Pitt Street, Sydney, NSW 2000
Westpac Custodian Nominees Limited, as custodian for National Mutual CPS Management Limited	50 Pitt Street, Sydney, NSW 2000
Westpac Custodian Nominees Limited, as custodian for National Mutual Superannuation Master Trustee Limited	50 Pitt Street, Sydney, NSW 2000
Various custodians on behalf of various international entities ultimately controlled by AXA (details not available at time of filing)	Various
Part A(ii) - Responsible entities / trustees / managers of funds / delegates of managers [s 608(1)(b) and (c)]	
National Mutual Funds Management Limited	447 Collins Street, Melbourne, Victoria 3000
IPAC Securities Limited	447 Collins Street, Melbourne, Victoria 3000
Alliance Capital Management Australia Limited	Level 29, 1 Farrer Place, Sydney, NSW 2000
Assure New Zealand Limited	Level 6, 80 The Terrace, Wellington
Alliance Capital Management L.P.	1345 Avenue of the Americas, NYC 10105
Alliance Capital Management New Zealand Limited	Level 13, 2 Hunter Street, Wellington, New Zealand
IPAC Asset Management Limited	447 Collins Street, Melbourne, Victoria 3000
The National Mutual Life Association of Australasia Limited	447 Collins Street, Melbourne, Victoria 3000
National Mutual CPS Management Limited	Level 6, 80 The Terrace, Wellington, New Zealand
National Mutual Superannuation Master Trustee Limited	Level 6, 80 The Terrace, Wellington, New Zealand

Name	Address
Various custodians on behalf of various international entities ultimately controlled by AXA (details not available at time of filing)	Various
Part A(iii) - Persons with voting power greater than 20% in persons listed in Parts A(i) and (ii)	
AXA SA	25 Avenue Matignon 75008 Paris France
AXA Asia Pacific Holdings Limited	447 Collins Street Melbourne, Victoria 3000
A.C.M.C. Inc	1345 Avenue of the Americas, NYC 10105
National Mutual Funds Management (Global) Limited	447 Collins Street Melbourne, Victoria 3000
AXA Equitable Life Insurance Company	1290 Avenue of the Americas, NYC 10105
AXA Financial, Inc.	1290 Avenue of the Americas, NYC 10105
The National Mutual Life Association of Australasia Ltd	447 Collins Street, Melbourne, Victoria 3000
Sterling Grace Portfolio Management Group Ltd	447 Collins Street, Melbourne, Victoria 3000
SG Holdings Ltd	447 Collins Street, Melbourne, Victoria 3000
Part A(iv) - Other relevant interests	
[Not applicable]	

PART B - ASSOCIATES OF PERSONS WITH A RELEVANT INTEREST

Name	Address
Part (B)(i) - AXA Group Companies [associates by virtue of s 12(2)(a) of CA]	
AXA SA	25 Avenue Matignon 75008 Paris France
Folio Nominees Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
National Mutual Funds Management (Global) Limited	447 Collins Street, Melbourne, Victoria 3000
AXA Asia Pacific Holdings Limited	447 Collins Street, Melbourne, Victoria 3000
The National Mutual Life Association of Australasia Ltd	447 Collins Street, Melbourne, Victoria 3000
Ipac Asset Management Ltd	447 Collins Street, Melbourne, Victoria 3000
Ipac Financial Care Ltd	447 Collins Street, Melbourne, Victoria 3000
Ipac Portfolio Management Ltd	447 Collins Street, Melbourne, Victoria 3000
Ipac Financial Services Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Ipac Group Services Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
David Bird Financial Services Pty Ltd	447 Collins Street, Melbourne, Victoria 3000

Name	Address
Lidomein Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Walker Lawrence & Associates Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Strategic Planning Partners Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Albert & Will Financial Planning Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Financial Resources Group Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Clientcare Australia (Investments) Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
TM Securities Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Monere	447 Collins Street, Melbourne, Victoria 3000
Armitage Investment Services Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Armitage Group Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Sterling Grace Portfolio Management Group Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
SG Holdings Ltd	447 Collins Street, Melbourne, Victoria 3000
Alliance Capital Management Corporation of Delaware	1345 Avenue of the Americas, NYC 10105
AXA Equitable Life Insurance Company	1290 Avenue of the Americas, NYC 10105
AXA Financial, Inc.	1290 Avenue of the Americas, NYC 10105
NMMT Limited	447 Collins Street, Melbourne, Victoria 3000
National Mutual Funds Management NZ Limited	Level 6, 80 The Terrace, Wellington
A.C.M.C. Inc	1345 Avenue of the America, NYC 10105
Neuville Company Inc	C/-447 Collins Street, Melbourne, Victoria 3000
Spicers Portfolio Management Ltd	Level 6, 80 The Terrace, Wellington
Assure New Zealand Ltd	Level 6, 80 The Terrace, Wellington
Arcus Investment Management Ltd	Level 6, 80 The Terrace, Wellington
Client Portfolio Administration Ltd	Level 6, 80 The Terrace, Wellington
Sterling Portfolio Management Ltd	Level 6, 80 The Terrace, Wellington
Client Reserve Ltd	Level 6, 80 The Terrace, Wellington
Mortgage Backed Bonds Limited	Level 6, 80 The Terrace, Wellington
In addition to the entities referred to above, each other entity in AXA's global corporate group which is ultimately controlled by AXA is an associate of a person whose relevant interest changed.	
Part B(ii) - Other associates	

Name	Address
Not applicable	

SCHEDULE 2 - CHANGES IN RELEVANT INTERESTS

Column 1	Column 2	Column 3	Column 4	Column 5
Holder of securities	Transaction date	Transaction (effected on ASX unless stated otherwise)	Consideration	Number of securities (ordinary shares unless stated otherwise)
Westpac Custodian as custodian for The National Mutual Life Association of Australasia Ltd	4/4/2005	Sell	3,291.75	- 10,000.00
	5/4/2005	Sell	3,027.41	- 10,000.00
	11/4/2005	Sell	6,193.80	- 20,000.00
	21/4/2005	Sell	24,937.50	- 100,000.00
	8/7/2005	Buy	-750,000.00	3,409,091.00
	8/8/2005	Buy	-250,000.08	1,136,364.00

Living Cell Technologies Ltd
Suite 2.11 / 737 Burwood Rd
Hawthorn VIC 3122
ABN: 14 104 028 042

COMPANY ANNOUNCEMENT

LCT raises $2.3 million in placement

9 August 2005, Melbourne, Australia:
Living Cell Technologies (ASX:LCT) announced today that it has raised $2.3 million through a placement of ordinary shares to existing shareholders at A$0.22 per share.

The funds raised will be used as working capital to accelerate regulatory applications of LCT's two lead cell therapy products for Huntington's disease and diabetes towards clinical trials.

The placement was primarily supported by Australasian institutional and US investors and strong continued support from clients of Taylor Collison Ltd and Shaw Stockbroking Ltd.

"We are very pleased and acknowledge the ongoing support of our existing shareholder base," said David Collinson, CEO.

The placement represents 10,454,545 million shares.

"With our recent exciting results for our Huntington's disease treatment, the placement ensures LCT can move forward as quickly as possible towards clinical trials."

Last week, LCT announced encouraging pre-clinical results showing its brain protection product, NeurotrophinCell, produces a marked reduction in the size of brain lesions in a Huntington's disease (HD) model.

Outlook for 2005:

- Submission of Investigational New Drug (IND) application for clinical trials.

Further information:	
Paris Brooke General Manager – LCT Tel: +61 3 9813 5501 Mobile: + 61 407 715 574 pbrooke@lctglobal.com	Richard Justice Chief Financial Officer Tel: +64 9 276 2690 Mob: +64 272 223 806

About Living Cell Technologies: www.lctglobal.com

Living Cell Technologies Ltd (ASX: LCT) is an ASX listed, vertically integrated cell therapy company, operating globally through offices in Australia, New Zealand and the United States. LCT focuses on the implantation of healthy living cells to replace, repair, or regenerate diseased or damaged organs, which does not require the use of toxic drugs to prevent rejection.

The company product portfolio focuses on treatments for Huntington's disease / stroke / CNS trauma, type 1 diabetes and haemophilia.

The Living Cell

A quarterly newsletter from Living Cell Technologies
August issue 2005

Chairman's Letter

Dear Shareholder

I'm pleased to report that LCT has had a very productive and positive couple of months since the last update.

As one of the only two biotechs trading above its share price after listing in 2004, we're pleased by the continued support shown by shareholders and the investment community.

We are continuing to finalise pre-clinical studies required for our regulatory application, as well as ensuring the completion of our specialised disease-free pig production facility.

We're very encouraged by our recent Huntington's results (outlined in this update), which show a pronounced neuroprotective effect in primates treated with our NeurotrophinCell product. Preliminary discussions held with regulators have encouraged us to pursue our Huntington's disease program quite aggressively.

Involvement in high-profile international conferences can provide an excellent opportunity to benchmark and receive peer review of recent developments. I'm pleased to report that LCT has participated in several large conferences recently and we believe we are in a strong position scientifically and commercially.

With two delivery mechanisms available that are applicable across a number of diseases, LCT is building a stable of technologies applicable for future licensing and revenue options, in addition to our product portfolio.

The keen global interest in our pig production facility and herd is another opportunity we are exploring.

I look forward to your continued support as LCT continues to progress.

Mick Yates,
Executive Chairman



Investor Highlights – in Brief

In the past quarter, LCT has concentrated on late-stage pre-clinical studies for its two lead products. A recent US trip to present at conferences was also met with strong investor and industry interest in LCT.

25 May

General Meeting approves acquisitions

The General Meeting on 25 May was held in Sydney and attended by brokers and shareholders, including international shareholder representation. The resolutions were successfully carried, resulting in the option to acquire Baxter's Theracyte device technology, as well as the purchase of PanCell Ltd pig facilities and herd. This will ensure the long-term viability and ownership of the unique disease free pig source and all facilities used in LCT's products.

15 June

Regulatory approval targeted

LCT's US and NZ regulatory teams and key scientists have held a preliminary discussion with regulators. LCT believes it is now well positioned to submit its pre-IND letter for both lead products.

30 June

Theracyte device to target MS

Acquisition of the Theracyte drug delivery device following the Special General Meeting in May has opened a series of discussions for future collaboration and income opportunities. While the acquisition is still being finalised with Baxter, LCT has been approached by several groups interested in the device. The University of Southern California anticipates using the device for trials on multiple sclerosis in late 2006. "The acquisition will add significantly to LCT's product pipeline and our patent portfolio, giving us broad protection on the use of live cells in a wide range of therapeutic devices," said David Collinson, CEO.

30 June

Secures NY investment support

LCT is delighted to be working with Hunting Party Securities, a niche investment firm based in New York. The group specialises in securities from Australia. A research report on LCT is being circulated to over 2,500 financial institutions worldwide and will be made available in the investor relations section on LCT's website www.lctglobal.com . Hunting Party will look at supporting LCT through its clinical trial program.

2 August

Brain targets halting Huntington's

LCT's neuroprotective brain product, NeurotrophinCell (NtCell™) has been well tolerated in primate studies with no evidence of adverse side effects. The results show a marked difference in the size of the brain lesion in a relevant Huntington's disease model. The potential for neural protection may be particularly relevant to Huntington's disease, because unlike other neurodegenerative diseases, it is possible to genetically screen individuals to verify those at risk.

Details of the study are available in the media section on LCT's website at www.lctglobal.com

Disease Indication	Discovery	Preclinical	IND	Phase
Huntington's NeurotrophinCell				
Type 1 Diabetes DiabeCell®				
Haemophilia FactCell				

Brief Insight

A Neuroprotectant for a healthy brain?

LCT unveils its Huntington's results

Huntington's disease (HD) is a devastating disease that currently has no cure or treatment. With an annual cost to US healthcare estimated at US$2.5 billion, there is a prime need to find options as quickly as possible. As NeurotrophinCell (NtCell) essentially provides a cocktail of neurotrophins (hormones) to repair the brain - it is a product with very broad appeal and potential targets. While LCT's initial disease target is HD, the product will subsequently be trialed across other neurodegenerative diseases.

The NtCell product injects choroid plexus cells that are encased in a 'biocapsule'. The cells provide a cocktail of protective proteins relevant for the repair and function of the brain. The neuroprotection provided by NtCell has seen a marked difference in the size of the brain lesion in a primate model of Huntington's disease.

"There are no other cell transplant programs like LCT's in this area - NtCell may potentially meet an estimated $700 million market opportunity," said Al Vasconcellos, CEO, LCT BioPharma, US.



Talk with a leader...

Introducing John Court, LCT's Scientific Panel Chair

1. What do you think is the greatest challenge facing diabetes research?

The greatest challenge today is to find a method of treatment that is safe, does not cause harm and effectively mimics the normal physiological release of insulin. Ultimately of course, research must pursue two major goals: to prevent diabetes, and for those who have the disease, to cure it.

2. What in your opinion is the key advantage or feature of LCT's technology?

There are several advantages, and each have a wide application in the treatment of serious diseases. The first is the ability to deliver a missing substance to the patient in the same way, in the same place and in the appropriate amount that occurs in normal health. The second is to do this without the need for drugs that prevent rejection, which themselves have powerful side effects. The third is to deliver products that are safe and effective for a wide range of diseases. The diseases are all enormously expensive to treat on a long term basis by current methods of treatment which are relatively ineffective.

3. As a product - how do you predict the uptake of such a technology in the market?

I predict that demonstrating that the technology is effective and safe in clinical trials will lead to widespread interest in the clinical community, and this will attract substantial market interest.

4. Why did you accept a position on LCT's Scientific Panel?

My professional career has been largely directed to the care of chronic and disabling disorders that start in childhood, such as diabetes. I have been attracted by the innovative approach of the research team at LCT, their sound scientific basis and careful investigative methodology.

It was an honour to be providing, with my colleagues on the panel, an independent view on LCT's research initiatives and development procedures.

Posted on Islet.org, a website for diabetes research 16/5/05: *"Living Cell Technologies is one of the most promising research initiatives today and is likely to be the company that will cure type 1 diabetes. That's a bold statement, but LCT is one of a handful of research teams that has both the years of experience and the results that put it at the head of the pack. ... Nothing is guaranteed, but funds invested in LCT look to me to be much more likely to get us to our shared goal of curing diabetes ..."*
Al Gordon, Canada.

Current presentations of LCT's development to the international community

- American Diabetes Association, 65th Science Sessions, San Diego
Medical Director, Prof Bob Elliott presented at the world's largest diabetes meeting on LCT's recent DiabeCell results. The conference provided an excellent opportunity for LCT to validate its research amongst scientific peers. Significant interest was received about LCT's long-term viability results.

- BioRelationships - Australasian American Association meeting, Boston
Prof B Elliot and Mr A Vasconcellos were invited to present at this meeting, which provided valuable exposure of LCT's science and commercial program to the investment community in Boston.

- Attendance at Bio2005, Philadelphia
LCT had a strong meeting program with representatives from the investment, pharmaceutical and international journalism sectors. Discussions arising from these meetings are ongoing.

There has been strong media interest in LCT over the past quarter with interviews and media coverage being truly global and including BioCentury (US), Financial Times (UK), Wallstreet Reporter (US), Drug Researcher (EU), My Business (AUS), and the NZ Herald (NZ).

LCT

Australia
Paul Brooke
General Manager, LCT Australia Pty Ltd
Tel: +613 9813 5501
Fax: +613 9813 5502
pbrooke@lctglobal.com

www.lctglobal.com

Living Cell Technologies Ltd
Suite 211 / 737 Burwood Rd
Hawthorn VIC 3122
ABN: 14 104 028 042

A protection cocktail for the brain –
LCT announces pre-clinical results for treating Huntington's disease

2 August, 2005 - Melbourne, Australia & Auckland, NZ:

Living Cell Technologies Ltd (ASX:LCT) announced pre-clinical results today showing its brain protection product, NeurotrophinCell (NtCell) produces a marked reduction in the size of brain lesions in a Huntington's disease (HD) model.

Results reveal that brain cell damage in primates treated with NtCell was 5 times less than in control animals affected by HD (approximately 50% cell death versus 10%).

The controlled primate study also showed that NtCell was well tolerated with no evidence of adverse effects.

LCT's injectable live cell treatment uses natural pig cells that are encased in a bio-polymer capsule (biocapsule) developed from seaweed. The cells used are choroid plexus brain cells, which produce spinal cord fluid and a range of neurotrophins, or protective proteins, for the repair and function of the brain.

The biocapsule cell treatment was transplanted into the region of the brain predominantly affected by HD, known as the striatum, which was lesioned by a chemical that mimics the HD process.

The biocapsules act as an immune barrier, allowing for the therapeutic cocktail of proteins produced by the cells to leave the capsule, but the body's immune system can't reject the cells. No immunosuppression was required in the treatment.

"The product appears to protect brain tissue that would otherwise die and has the potential to forestall or prevent the debilitating consequences of neurodegenerative disease," said Mr Al Vasconcellos, CEO, LCT BioPharma Inc, USA.

"There is currently no other neuroprotective cell transplant product targeting the treatment of Huntington's disease itself, not just the symptoms."

Huntington's disease is a devastating neurological disease that currently has no cure or treatment. It is an inherited disease that progresses rapidly with dementia and progressive movement difficulties. More than 1 in 100,000 people are affected by HD.

Genetic screening can identify individuals that will ultimately suffer from HD prior to their developing symptoms.

"LCT has a unique opportunity to potentially design treatments that can intervene prior to the onset of degeneration from HD," commented LCT's Medical Director, Professor Bob Elliott.

"Huntington's is a horrendous disease and we are very encouraged by our results that we are on the right track and will pursue a clinical trial with Huntington's patients as soon as possible."

This controlled, ethically approved study, placed 20 biocapsules into the brains of 7 primates. Four animals were treated with NtCell and three control animals received identical capsules without live cells.

In confirming similar benefits reported previously by LCT for the rat model of Huntington's, these results from primates provide essential data required by regulatory authorities such as the US FDA, before trials in humans can be approved.

"The long term survival of the choroid plexus cells in the brain delivered in this way opens the strong possibility that this treatment approach could be used effectively in disorders such as Alzheimer's and Parkinson's diseases as well as stroke and Lou Gehrig's disease," Prof Elliott said.

Huntington's disease currently has an annual cost to US healthcare at over US$2.5 billion. NtCell has the potential to meet a $700m market opportunity.

Further information: Images & background briefs are available.	
Peter De Luca Media Tel: +61 3 9813 5501 Mob: + 61 401 002 008	Paris Brooke General Manager – LCT Mobile: + 61 407 715 574 pbrooke@lctglobal.com

Appendix – Pre-clinical Protocol

Research title:
A study to evaluate the neuroprotective capability of alginate encapsulated choroid plexus cells in a clinically relevant model of Huntington's disease.

Huntington's disease model experimental design –
Controlled study treatments –

- Treated primates - Alginate capsules containing neonatal pig choroid plexus cells transplanted into 4 cynomolgus monkeys, using stereotaxic neurosurgical procedures.
- 2 transplants, each of 20 alginate capsules were transplanted into the striatum region of the brain.
- Control primates- 3 primates received implants of alginate capsules, identically prepared but not containing cells.
- No immunosuppression was used in either study group.

One week after transplant, the primates were injected with quinolinic acid in the striatum proximal to the capsule implants. Quinolinic acid – a naturally occurring compound that in high concentrations kills the same population of neurons that die in Huntington's disease.

The study continued for one month after transplanting the capsules.
The model is considered a relevant model for HD and is conventionally used to evaluate novel therapeutic strategies. Detailed histological analyses were undertaken.

Additional information:
Details are available on LCT's website at: www.lctglobal.com/scientificarticles.php

1. Neuroprotection by encapsulated choroid plexus in a rodent model of Huntington's disease. *Borlongan CV, Emerich DF et al. Neuroreport. 2004 Nov 15.*
2. CNS grafts of rat choroid plexus protects against cerebral ischemia in adult. *Borlongan CV, Emerich DF et al. Neuroreport. 2004 July 19.*
3. The choroids plexus: function, pathology and therapeutic potential of its transplantation. *Emerich DF, Vasconcellos, AV et al. Expert Opin Bio Ther. 2004 Aug*
4. Intracerebral transplant of porcine choroid plexus provide structural and functional neuroprotection in a rodent model of stroke. *Borlongan CV, Skinner SJ, et al. Stroke, 2004 Sep*

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	LIVING CELL TECHNOLOGIES LTD
ABN	104 028 042

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MR ROBERT BARTLETT ELLIOTT
Date of last notice	31 MAY 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	INDIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	PANCELL LIMITED (DIRECTOR)
Date of change	30 JUNE 2005
No. of securities held prior to change	1,902,638 ORDINARY SHARES (HELD BY ROBERT BARTLETT ELLIOTT) 637,500 OPTIONS – CLASS A 1,485,800 OPTIONS – CLASS B
Class	ORDINARY SHARES
Number acquired	625,000
Number disposed	NIL

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	625,000 @ $0.37
No. of securities held after change	1,902,638 ORDINARY SHARES (HELD BY ROBERT BARTLETT ELLIOTT) 637,500 OPTIONS – CLASS A 1,485,800 OPTIONS – CLASS B 625,000 ORDINARY SHARES (HELD BY PANCELL LIMITED)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ALLOTMENT OF SHARES – APPROVED BY SHAREHOLDERS AT THE GENERAL MEETING HELD ON 25 MAY 2005

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	LIVING CELL TECHNOLOGIES LTD
ABN	104 028 042

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MR DAVID COLLINSON
Date of last notice	29 APRIL 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	INDIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	PANCELL LIMITED (DIRECTOR)
Date of change	30 JUNE 2005
No. of securities held prior to change	9,460,858 ORDINARY SHARES (HELD BY DAVID AND GRAEME COLLINSON) 60,494 ORDINARY SHARES (HELD BY DAVID COLLINSON, GRAEME COLLINSON AND ANNA NATHAN) 2,123,300 OPTIONS EXPIRING 31/08/2006
Class	ORDINARY SHARES
Number acquired	625,000
Number disposed	NIL

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	625,000 @ $0.37
No. of securities held after change	9,460,858 ORDINARY SHARES (HELD BY DAVID AND GRAEME COLLINSON) 60,494 ORDINARY SHARES (HELD BY DAVID COLLINSON, GRAEME COLLINSON AND ANNA NATHAN) 2,123,300 OPTIONS EXPIRING 31/08/2006 625,000 ORDINARY SHARES (HELD BY PANCELL LIMITED)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ALLOTMENT OF SHARES – APPROVED BY SHAREHOLDERS AT THE GENERAL MEETING HELD ON 25 MAY 2005

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Living Cell Technologies Ltd
Suite 2.11 / 737 Burwood Rd
Hawthorn VIC 3122
ABN: 14 104 028 042

Quarterly Cash Flow Report Period Ended 30 June 2005

29 July 2005

Attached is the 4C – Quarterly Cash Flow Report – for Living Cell Technologies (ASX:LCT) for the quarter ended 30 June 2005.

The cash flow results are in line with management's expectations and reflect a number of initiatives involved in the company's product development over the past quarter.

During the quarter, LCT has been conducting pre-clinical primate studies for both its lead Huntington's disease and insulin-dependent diabetes products, NeurotrophinCell and DiabeCell.

The results for the Huntingtons' product will be finalised and reported to the market shortly. DiabeCell primate studies are continuing into the next quarter.

At the General Meeting held in May 2005, a resolution to purchase the pig herd and facilities of PanCell Ltd was successfully carried, with no negative impact on cash flow, as the purchase was settled by issuing shares in the Company. Since then, LCT has been expanding and enhancing its pig production facilities, which will eventually include three full SPF clean, disease-free pig housing facilities. This will ensure that LCT has ongoing supply of disease-free pig cells, as well as diversifying risk by spreading pig housing over separate facilities.

The past quarter has seen strong interest in the acquisition of the Theracyte drug delivery device suite, as well as LCT's alginate encapsulation to a scale-up manufacturing capability. Discussions based on potential out-licensing and collaborative opportunities are continuing.

The cash balance at the end of the quarter to 30 June 2005 was $2,634,705 compared to $4,188,852 in the quarter ending 31 March 2005, a net decrease of $1,554,147 during the three month period. ($1,610,765 last quarter). The net operating cash flows for the Company during the quarter were negative $1,478,915, compared to an almost identical figure of negative $1,477,835 in the preceding quarter. Close scrutiny and monitoring of cash flow by management has enabled the Company to make the scientific and operational advances outlined above, without increasing the level of cash spent over the past three months.

The cash reserves outlined in this 4C report are currently being boosted to propel the company towards its clinical trial program.

Outlook for 2005:

- Pre-clinical primate results for the Huntington's disease product, NeurotrophinCell.
- Submission of Investigational New Drug (IND) application for clinical trials.

Further information:	
Richard Justice Chief Financial Officer Tel: +64 9 276 2690 rjustice@lctglobal.com	Paris Brooke General Manager – LCT Tel: +61 3 9813 5501 pbrooke@lctglobal.com

About Living Cell Technologies: www.lctglobal.com

Living Cell Technologies Ltd
Suite 2.11 / 737 Burwood Rd
Hawthorn VIC 3122
ABN: 14 104 028 042

Living Cell Technologies Ltd (ASX: LCT) is an ASX listed, vertically integrated cell therapy company, operating globally through offices in Australia, New Zealand and the United States. LCT focuses on the injection of healthy living cells to replace, repair, or regenerate diseased or damaged tissues, which does not require the use of toxic drugs to prevent rejection.

The company product portfolio focuses on treatments for Huntington's disease / stroke / CNS trauma, insulin dependent diabetes and haemophilia.

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Living Cell Technologies Limited

ABN

14 104 028 042

Quarter ended ("current quarter")

30 June 2005

Consolidated statement of cash flows

Cash flows related to operating activities			Current quarter $A	Year to date (9 months) $A
1.1	Receipts from customers		48,706	73,744
1.2	Payments for	(a) staff costs	(230,725)	(612,889)
		(b) advertising and marketing	(31,350)	(108,514)
		(c) research and development	(480,124)	(2,133,906)
		(d) leased assets	(11,822)	(12,566)
		(e) other working capital	(809,998)	(3,369,554)
1.3	Dividends received		19	384
1.4	Interest and other items of a similar nature received		36,320	160,059
1.5	Interest and other costs of finance paid		59	(7,643)
1.6	Income taxes paid			
1.7	Other (provide details if material)			
	Net operating cash flows		(1,478,915)	(6,010,885)

+ See chapter 19 for defined terms.

		Current quarter $A	Year to date (.9...months) $A
1.8	Net operating cash flows (carried forward)	(1,478,915)	(6,010,885)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets	(184,271)	(463,709)
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.11	Loans to other entities		
1.12	Loans repaid by other entities		
1.13	Other (provide details if material)		
	Net investing cash flows	(184,271)	(463,709)
1.14	**Total operating and investing cash flows**	(1,633,186	(6,474,594)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	62,835	10,038,468
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings		
1.18	Repayment of borrowings	-	(820,978)
1.19	Dividends paid		
1.20	Other (Payment of share capital raising costs))	46,204	(593,921)
	Net financing cash flows	109,039	8,623,569
	Net increase (decrease) in cash held	(1,554,147)	2,148,975
1.21	Cash at beginning of quarter/year to date	4,188,852	485,730
1.22	Exchange rate adjustments to item 1.20		
1.23	**Cash at end of quarter**	2,634,705	2,634,705

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A
1.24	Aggregate amount of payments to the parties included in item 1.2	$318,451
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

New Zealand Directors salaries & fees (2 Directors) $71,590
US Directors salaries (1 Director) $81,446
Australian Directors salaries (2 Directors) $31,228
UK Directors salaries & fees (1 Director) $85,029
Pancell New Zealand Ltd $49,158

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Acquisition of the assets of Pancell New Zealand Ltd with consideration being $300,000 NZD settled by repayment of a $50,000 NZD loan from the Company to Pancell and the balance by the issue of 625,000 ordinary shares in the capital of the Company.

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A	Amount used $A
3.1	Loan facilities		
3.2	Credit standby arrangements		

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A	Previous quarter $A
4.1	Cash on hand and at bank	2,450,885	3,965,856
4.2	Deposits at call	183,820	222,996
4.3	Bank overdraft		
4.4	Other (provide details)		
	Total: cash at end of quarter (item 1.22)	2,634,705	4,188,852

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	N/A	N/A
5.2	Place of incorporation or registration	N/A	N/A
5.3	Consideration for acquisition or disposal	N/A	N/A
5.4	Total net assets	N/A	N/A
5.5	Nature of business	N/A	N/A

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does ~~/does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: Original signed (Company secretary) Date: 29 July 2005

Print name: N J V Geddes

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to

+ See chapter 19 for defined terms.

disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

- 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
- 9.2 - itemised disclosure relating to acquisitions
- 9.4 - itemised disclosure relating to disposals
- 12.1(a) - policy for classification of cash items
- 12.3 - disclosure of restrictions on use of cash.
- 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	LIVING CELL TECHNOLOGIES LTD
ABN	104 028 042

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MR ROBERT BARTLETT ELLIOTT
Date of last notice	6 SEPTEMBER 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	26 MAY 2005
No. of securities held prior to change	1,862,638 ORDINARY SHARES (HELD BY ROBERT BARTLETT ELLIOTT) 637,500 OPTIONS – CLASS A 1,485,800 OPTIONS – CLASS B
Class	ORDINARY SHARES
Number acquired	40,000
Number disposed	NIL

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	40,000 @ $0.20.91
No. of securities held after change	1,902,638 ORDINARY SHARES (HELD BY ROBERT BARTLETT ELLIOTT) 637,500 OPTIONS – CLASS A 1,485,800 OPTIONS – CLASS B
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	PURCHASE

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	LIVING CELL TECHNOLOGIES LTD
ABN	104 028 042

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MR DAVID COLLINSON
Date of last notice	29 NOVEMBER 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	INDIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	PURCHASE OF ORDINARY SHARES DAVID COLLINSON AND GRAEME COLLINSON
Date of change	A) 11 APRIL 2005 B) 14 APRIL 2005 C) 15 APRIL 2005
No. of securities held prior to change	9,425,858 ORDINARY SHARES (HELD BY DAVID AND GRAEME COLLINSON) 60,494 ORDINARY SHARES (HELD BY DAVID COLLINSON, GRAEME COLLINSON AND ANNA NATHAN) 2,123,300 OPTIONS EXPIRING 31/08/2006
Class	ORDINARY SHARES
Number acquired	35,000

+ See chapter 19 for defined terms.

Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A) 9737 @ \$0.3041 B) 20,000 @ \$0.31 C) 5263 @ \$0.31
No. of securities held after change	9,460,858 ORDINARY SHARES (HELD BY DAVID AND GRAEME COLLINSON) 60,494 ORDINARY SHARES (HELD BY DAVID COLLINSON, GRAEME COLLINSON AND ANNA NATHAN) 2,123,300 OPTIONS EXPIRING 31/08/2006
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	PURCHASE

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Living Cell Technologies Limited

ABN	Quarter ended ("current quarter")
14 104 028 042	31 March 2005

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A	Year to date (.9..months) $A
1.1	Receipts from customers		0	25,038
1.2	Payments for	(a) staff costs	(195,635)	(382,164)
		(b) advertising and marketing	(7,502)	(77,164)
		(c) research and development	(597,629)	(1,653,782)
		(d) leased assets	-	(744)
		(e) other working capital	(730,511)	(2,559,556)
1.3	Dividends received		52	365
1.4	Interest and other items of a similar nature received		59,739	123,739
1.5	Interest and other costs of finance paid		(6,349)	(7,702)
1.6	Income taxes paid			
1.7	Other (provide details if material)			
	Net operating cash flows		(1,477,835)	(4,531,970)

+ See chapter 19 for defined terms.

		Current quarter $A	Year to date (.9...months) $A
1.8	Net operating cash flows (carried forward)	(1,477,835)	(4,531,970)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets	(155,438)	(279,438)
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.11	Loans to other entities		
1.12	Loans repaid by other entities		
1.13	Other (provide details if material)		
	Net investing cash flows	(155,438)	(279,438)
1.14	**Total operating and investing cash flows**	(1,633,273)	(4,811,408)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	26,633	9,975,633
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings		
1.18	Repayment of borrowings	-	(820,978)
1.19	Dividends paid		
1.20	Other (Payment of share capital raising costs))	(4,125)	(640,125)
	Net financing cash flows	22,508	8,514,530
	Net increase (decrease) in cash held	(1,610,765)	3,703,122
1.21	Cash at beginning of quarter/year to date	5,799,617	485,730
1.22	Exchange rate adjustments to item 1.20		
1.23	**Cash at end of quarter**	4,188,852	4,188,852

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A
1.24	Aggregate amount of payments to the parties included in item 1.2	$370,586
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

New Zealand Directors salaries & fees $91,850
US Directors salaries (1 Director) $48,112
Australian Directors salaries (2 Director) $129,603
UK Directors salaries & fees (1 Director) $50,029
Pancell Pty Ltd $50,992

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A	Amount used $A
3.1	Loan facilities		
3.2	Credit standby arrangements		

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A	Previous quarter $A
4.1	Cash on hand and at bank	3,965,856	5,576,703
4.2	Deposits at call	222,996	222,914
4.3	Bank overdraft		
4.4	Other (provide details)		
	Total: cash at end of quarter (item 1.22)	4,188,852	5,799,617

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	N/A	N/A
5.2	Place of incorporation or registration	N/A	N/A
5.3	Consideration for acquisition or disposal	N/A	N/A
5.4	Total net assets	N/A	N/A
5.5	Nature of business	N/A	N/A

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does ~~/does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: ....Original Signed .... Date: .....27 April 2005 .....
(Company secretary)

Print name: ......N J V Geddes ....

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to

+ See chapter 19 for defined terms.

disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

- 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
- 9.2 - itemised disclosure relating to acquisitions
- 9.4 - itemised disclosure relating to disposals
- 12.1(a) - policy for classification of cash items
- 12.3 - disclosure of restrictions on use of cash
- 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

The Living Cell

A quarterly newsletter from Living Cell Technologies — May issue 2005

Chairman's Letter

Dear Shareholder,

The start of 2005 has been extremely productive for LCT. We've successfully completed our preclinical study with diabetic primates, released evidence of the nine-year survival of our DiaBcell technology in a diabetic patient, and reached an agreement with Baxter Bioscience and Theracyte Inc. to add an exciting drug delivery device to our product portfolio.

We are delighted at the strong coverage, analyst and investor support that we are receiving in such a difficult market environment for biotech. Investors are right to be positive about LCT's developments. Our program results and recent highlights are extremely promising.

The General Meeting to be held 25 May 2005 is an important opportunity for LCT to finalise the acquisition of the drug delivery device and the purchase of the disease free pig production facility that is key to LCT's market position.

Theracyte's technology and patent portfolio, which has taken over a decade and US$90 million to develop, offers a complementary technology to LCT's existing portfolio. The thin, pillow shaped devices can be filled with LCT's living cells and placed under the skin to deliver bioactives/biodrugs for treating a wide range of diseases. This is expected to be especially beneficial to haemophilia patients.

We are extremely encouraged by the data from our latest preclinical work and will increase our efforts to finalise our US Food and Drug Administration (FDA) clinical trial application.

I look forward to your continued support as LCT continues to progress.

Mick Yates,
Executive Chairman



Investor Highlights – in Brief

In the past quarter, LCT has announced several promising developments to the Australian Stock Exchange, and presented some of these at leading international conferences.

8 February

Theracyte deal – the bio-acceptable tea-bag

Cashless transfer of assets including a significant patent portfolio, inventory and client base. The acquisition provides great diversification and complements LCT's current product portfolio. The device has been previously approved by the FDA for cell applications. Details of the agreement are contained within the Explanatory Memorandum for the General Meeting.

10 March

New general manager for Australia

The LCT Board is delighted to have appointed Paris Brooke as General Manager in Australia. Paris previously headed up policy and communications for AusBiotech – Australia's peak biotechnology industry organisation. She has been instrumental nationally with biotech strategy and policy development programs and will be an asset to the ongoing development of LCT.

6 April

Successful completion of preclinical diabetes trial

LCT successfully completed the largest controlled diabetic study of its kind in the world using its DiaBcell product. DiaBcell are encapsulated living pig islet cells, intended to supply insulin and control blood sugar when transplanted into type 1 diabetics. The preclinical trial to show safety and efficacy was held over a six month period with 16 diabetic monkeys. Results show that DiaBcell was well tolerated, showing no adverse reactions, and confirmed the safety of the technology. Treated primates showed a reduction in insulin dose, with one monkey completely weaned off insulin at 9 months.

7 April

Nine year survival of transplanted cells in diabetic

Globally, diabetes is the sixth leading disease killer, with the number of new diabetes patients increasing at an alarming rate. A 40 year old man with type 1 diabetes received a transplant of an early prototype of LCT's DiaBcell product in 1996. Nine years later, researchers found he still holds live cells producing some insulin. For about one year, his insulin dosage was reduced by as much as 34% and control of his diabetes improved. By two years the insulin requirement returned to the pre-transplant dosage. The best features of this prototype and the advanced encapsulation technology are now moving towards a clinical trial. The extremely limited availability of human islets make transplantation of pig islets without the need for immunosuppressant drugs, an important alternative treatment.

8 April

Long term survival of choroid plexus cells in brain

LCT presented preclinical results for its NeurotrophinCell product at the Experimental Biology 2005 International Congress in San Diego. Results show the effectiveness of choroid plexus cell transplants in two animal models with a degenerative central nervous system disease (stroke or Huntington's disease). The cells survived for at least six weeks after insertion into the brain without any adverse reactions. This opens a strong possibility that this treatment could be used effectively in disorders such as Alzheimer's, Parkinson's, stroke and Huntington's disease.

Brief Insight

A tea-bag to treat disease – LCT's latest cell replacement therapy

With the move towards personalised medicine, the need for suitable drug delivery options has also increased.

At the General Meeting to be held on 25 May 2005, shareholders will have the opportunity to ensure that a drug delivery system with huge potential for the treatment of a wide range of diseases will join LCT's expanding portfolio.

Why Theracyte's drug delivery device?

Baxter Bioscience and Theracyte have developed over the past decade a small pillow shaped device that can be filled with cells and placed under the skin to release drugs. The device acts as a kind of permeable tea-bag. It is very non-invasive, can be refilled or replaced easily and offers a controlled drug delivery device that may be applicable to a significant range of diseases.

What will LCT be obtaining?

The device is a result of US$90 million in development and is already approved by the FDA for cell applications. LCT will obtain the technology and patents that cover a family of these devices. There is also data, equipment and an inventory of raw materials for manufacture of the devices. It also provides the opportunity for collaboration in additional disease areas of cancer and multiple sclerosis

"The device has the potential to treat diseases where only a small number of cells are needed," explains Bob Elliott, LCT's Medical Director. "The market for the device could be substantial."

The acquisition will add significantly to LCT's product and patent portfolio and provide world-wide protection for the use of live cells in therapeutic devices.



LCT's global asset – disease free pig production

Pigs produce insulin that is almost identical to human insulin. Pig insulin has been utilised clinically since early last century. The extremely limited availability of suitable human insulin producing islet cells make pig islets a viable and necessary alternative.

Pancell Ltd is a New Zealand company that supplies Auckland Island piglets exclusively to LCT. The pigs provide islet cells for use in LCT's DiaBcell product to produce insulin.

Why are Pancell pigs so important?

The piglets are critical to LCT's ongoing product development success. The pigs are free from disease and meet FDA requirements for donor transplants. The facility enables LCT to produce islet cells under good manufacturing practice (GMP) standards on a routine basis. Along with LCT's world class virology and excellent tracking of pigs, we are the only cell therapy company to our knowledge that is both globally and vertically integrated, making us well placed for the future.

On completion of this purchase at the General Meeting in May, LCT will own the complete pig herd and other fixed assets at Pancell's pig breeding locations.



Current presentations of LCT's development to the international community

- International Pancreas and Islet Transplant Association, Geneva.
- Experimental Biology 2005, XXXV International Congress of Physiological Sciences, San Diego.
- University of Perugia IV International Symposium with International Study Group on Innovative Insulin Delivery Devices, Assisi.
- The Transplantation Society of Australia and New Zealand.
- NZ Diabetes Youth Annual General Meeting.


LCT

LIVING CELL TECHNOLOGIES LIMITED
ACN 104 028 042

NOTICE OF GENERAL MEETING

The General Meeting of Living Cell Technologies Limited ACN 104 028 042 ("**Company**") will be held at 2.30pm Sydney time on Wednesday 25 May 2005 at Radisson Plaza Hotel Sydney, 27 O'Connell Street, Sydney, New South Wales, 2000, Australia.

The business to be considered at the General Meeting is set out below. The Notice of Meeting should be read in conjunction with the accompanying Explanatory Memorandum, which contains information in relation to each of the following resolutions.

SPECIAL BUSINESS

Resolution 1 – Issue of Shares and Options to Baxter BioScience and Theracyte Inc

To consider and, if thought fit, pass the following as an **ordinary** resolution:

> *"That for the purposes of Listing Rule 7.1 of the Listing Rules of the Australian Stock Exchange Limited and for all other purposes, the Company hereby approves and authorises:*
>
> *(a) the issue of 300,000 fully paid ordinary shares in the capital of the Company to Theracyte Inc; and*
>
> *(b) the grant of 3,000,000 options each to acquire one fully paid ordinary share in the capital of the Company to Theracyte Inc and Baxter BioScience*
>
> *such shares and options to be on the terms and conditions set out in the Explanatory Memorandum."*

Resolution 2 – Issue of Shares to Pancell Limited

To consider and, if thought fit, pass the following as an **ordinary** resolution:

> *"That for the purposes of Listing Rule 10.11 of the Listing Rules of the Australian Stock Exchange Limited and for all other purposes, the Company hereby approves and authorises the issue of 625,000 ordinary shares in the capital of the Company to Pancell Limited."*

Resolution 3 – Approval of Share Issues

To consider and, if thought fit, pass the following as an **ordinary** resolution:

> *"That for the purposes of Listing Rule 7.4 of the Listing Rules of the Australian Stock Exchange Limited and for all other purposes, the Company hereby approves and authorises the issue of 10,953,682 ordinary shares in the capital of the Company to the persons named or identified in*

the Explanatory Memorandum and on the terms and conditions set out in the Explanatory Memorandum."

Voting Exclusion Statements:

Resolution 1

The Company will disregard any votes cast on Resolution 1 by Theracyte Inc and Baxter BioScience and any associate of either or both of them.

Resolution 2

The Company will disregard any votes cast on Resolution 2 by Pancell Limited, David Collinson and Professor Robert Elliott and any associate of any one or all of them.

Resolution 3

The Company will disregard any votes cast on Resolution 3 by any person named or identified in the Explanatory Memorandum as a person to whom shares the subject of Resolution 3 were issued and any associate of any one or more of any such persons.

Exception to Voting Exclusion Statements:

However, the Company need not disregard a vote if:

(a) it is cast by a person as proxy for a person who is entitled to vote in accordance with the directions on the proxy form; or

(b) it is cast by a person chairing the meeting as proxy for a person who is entitled to vote in accordance with the direction on the proxy form to vote as the proxy decides.

By order of the Board

Nicholas Geddes
Company Secretary
19th April 2005

Proxies

- Votes at the General Meeting may be given personally or by proxy, attorney or representative.
- A member entitled to attend and vote at the meeting has the right to appoint no more than two proxies.
- A member who is entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise.

- If the member appoints two proxies and the appointment does not specify the proportion or the number of the member's votes each proxy may exercise, each proxy may exercise one half of the member's votes. If the member appoints two proxies neither proxy may vote on a show of hands.
- A proxy need not to be a member of the Company.
- A proxy form must be signed by the member or his or her attorney who has not received any notice of revocation of the authority. Proxies given by corporations must be signed by two directors, a director and company secretary, or for a proprietary company that has a sole director who is also the sole company secretary, that director. A corporation may also sign under the hand of a duly authorised officer or attorney.
- The proxy form (and any Power of Attorney under which it is signed) must be received at the registered office of Living Cell Technologies Limited, c/- Australian Company Secretaries, L5, 255 George Street, Sydney, NSW, 2000 (GPO Box 4231, Sydney, NSW, 2001). Alternatively, the Form can be faxed to the Company on (02) 9252 2487. To be effective the Form must be received by the Company at the above address **not later than 48 hours before the commencement of the General Meeting** that is by 2.30pm Sydney time on Monday 23 May 2005. Any proxy form received after that time will not be valid for the meeting.

LIVING CELL TECHNOLOGIES LIMITED
ACN 104 028 042

EXPLANATORY MEMORANDUM

This Explanatory Memorandum has been prepared for the information of shareholders of Living Cell Technologies Limited ACN 104 028 042 ("**Company**") in connection with the business to be transacted at the General Meeting of shareholders of the Company to be held at 2.30pm Sydney time on Wednesday 25 May 2005 at Radisson Plaza Hotel Sydney, 27 O'Connell Street, Sydney, New South Wales, 2000, Australia.

The Directors recommend that shareholders read this Explanatory Memorandum in full before making any decision in relation to the resolutions.

Resolution 1 – Issue of Shares and Options to Baxter BioScience and Theracyte Inc

On 8 February 2005, Living Cell Technologies Inc a wholly-owned subsidiary of the Company entered into a letter of intent with Theracyte Inc and Baxter BioScience to acquire the Theracyte intellectual property and all associated licences and sub-licences for all fields and uses together with the data and other assets that Theracyte including any and all trade marks and uses of the name "Theracyte".

Theracyte Inc. is a US corporation currently located in Irvine, Ca. The Theracyte technology and patents cover a family of small, thin, pillow shaped devices which can be filled with cells and placed under the skin to deliver drugs and therapeutic factors to treat a wide range of diseases. The technology was initially developed by Baxter Inc. and then spun out into Theracyte as a stand alone company focused on therapeutic cell therapy. The Theracyte devices are very different from LCT's current products and compliment LCT's current discrete microcapsules which are best for diabetes and Huntington's disease. In addition to the patents, there is data, equipment and a limited inventory of raw materials for the manufacture of the devices.

The acquisition expands the Company's already strong control over the delivery system for Living Cell Therapy in the USA and international markets. This is an important transaction for the Company as the Theracyte device is regarded as a valuable asset in this industry.

The agreement is subject to the parties entering into definitive agreements by 31 May 2005.

The consideration for the acquisition includes that Living Cell Technologies Inc procure the issue by the Company to Theracyte and 300,000 fully paid ordinary shares in the capital of the Company at an issue price of $0.45 each and to Theracyte and Baxter BioScience of 3 million options each over one ordinary share in the capital of the Company at an exercise price of $0.45. The terms and conditions of the options are otherwise as set out in the Annexure to this Explanatory Memorandum. These terms and conditions include that the options only become exercisable if there is a change in control of the Company or Living Cell Technologies Inc receives the first BLA (or European, Canadian, Japanese or Australian equivalent) approval for human therapeutic blood product using the Theracyte device.

Subject to a number of exceptions ASX Listing Rule 7.1 provides the Company must not issue equity securities without shareholder approval if that issue when added to other securities issued by the Company in the previous 12 months will exceed 15% of the ordinary securities on issue at the commencement of the 12 month period. Shareholder approval to the proposed issue is sought under Listing Rule 7.1 so that the Company will be free to make further issues of securities in the ensuing 12 months period up to the full 15% threshold.

Resolution 1 seeks shareholder approval pursuant to Listing Rule 7.1 for the issue of 300,000 fully paid ordinary shares in the capital of the Company at an issue price of $0.45 and the issue of 3 million options each over one ordinary share in the capital of the Company at an exercise price of $0.45.

The shares and the option will be issued no later than 3 months after the date of this meeting.

The 300,000 shares are issued as part consideration for the purchase under the Letter of Intent and if the options are exercised the funds raised will be used by the Company for general working capital purposes.

Resolution 2 - Issue of Shares to Pancell Limited

On 23 April 2003 the Company entered into an Option Deed for Purchase of Assets with Pancell Limited, a company controlled by David Collinson and Professor Robert Bartlett Elliott who are both directors of the Company. David Collinson and Professor Robert Elliott were also parties to the agreement.

The directors of the Company other than David Collinson and Robert Elliott are satisfied that the benefits received under the Agreement by Pancell Limited are reasonable in the circumstances if the company were dealing with Pancell Limited and David Collinson and Robert Elliott at arms' length.

Pursuant to the agreement, the Company agreed to purchase either all of the Pancell Limited business and all the Pancell Limited assets in Pancell Limited in consideration of $300,000 NZD.

Pancell Ltd is a New Zealand company that supplies Auckland Island piglets on an exclusive basis to the Living Cell Technology Group for the purpose of extracting living cells for use in xeno-transplantation into humans as medical therapy. The Auckland Island piglets strain is critical to the Living Cell Technology Group's plans to produce pig cells for xeno-transplantation because they are free of infectious diseases common with other pig strains and they meet FDA requirements for donors of pig cells for human xeno-transplantation. On completion of the purchase the Company will acquire the complete Auckland Island pig herd owned by Pancell Ltd, together with other fixed assets at Pancell's piggery locations.

The purchase price is to be satisfied by the payment of $50,000 NZD in cash (as repayment of a loan from the Company to Pancell Limited) and the balance by the issue of 625,000 ordinary shares in the capital of the Company.

ASX Listing Rule 10.11 requires subject to certain exceptions shareholder approval to any issue of shares to a related party. As Pancell Limited is controlled by David Collinson and Professor Robert Elliott who are both directors of the company, it is a related party of the Company. Accordingly, shareholder approval under ASX Listing Rule 10.11 is sought for the issue of the shares described above.

The shares will be issued no later than 1 month after the date of this meeting.

The issue price of the shares is $0.37 AUD per share.

Pursuant to ASX Listing Rule 7.2 exception 14, if approval to an issue of shares is given under Listing Rule 10.11, approval is not required under Listing Rule 7.1.

Resolution 3 - Other Share Issues

Subject to a number of exceptions ASX Listing Rule 7.1 provides that a company must not issue equity securities without shareholder approval if that issue when added to other securities issued by the company in the previous 12 months will exceed 15% of the ordinary securities on issue at the commencement of the 12 month period.

An issue of securities made without approval under Listing Rule 7.1 is treated as having been made with approval for the purposes of Listing Rule 7.1 if the issue did not breach Listing Rule 7.1 and shareholders subsequently approve it under Listing Rule 7.4. During the period from the date which is 12 months prior to the date of this meeting and the date of this Notice of Meeting the company issued 10,953,682 ordinary shares in the capital of the company as follows:

Number of securities issued	**Date of Issue**	**Price**	**Names of allottees or basis on which allottees were determined**	**Use of funds raised**
10,912,866	3/11/04	$0.40 per share	Clients of Taylor Collison and Shaws Stockbroking	General Working capital purposes
40,816	2/12/04	$0.49 per share	Fennell Allan & Co	General Working capital purposes

All shares issued were ordinary shares and were issued as fully paid.

ANNEXURE

TERMS AND CONDITIONS OF OPTIONS TO BE ISSUED TO THERACYTE INC. AND BAXTER BIOSCIENCE

2. Definitions

In these terms, unless the contrary intention appears, the following expressions shall have the following meanings:

"**ASX**" means the Australian Stock Exchange Limited;

"**BLA**" means Bureau of Legal Affairs;

"**Change in Control**" means any person either alone or together with associates (as that expression is defined in the *Corporation Act 2001*) acquiring a relevant interest (as that expression is defined in the *Corporation Act 2001*) in more than 40% of the issued capital of the Company.

"**Company**" means Living Cell Technologies Limited;

"**Exercise Notice**" means a duly completed notice of exercise of Options and application for Shares executed by the Option holder specifying the number of Options exercised;

"**Exercise Price**" means 45 cents per Share;

"**Expiry Date**" means the date that is ten (10) years from the date of issue of the Options;

"**Listing Rules**" means the Listing Rules of the ASX;

"**Option**" means the option to subscribe for a Share.

"**Option Certificate**" means a Certificate issued by the Company to the Option holder in respect of the Options granted to the Option holder; and

"**Share**" means a fully paid ordinary share in the capital of the Company.

3. Option Terms:

(a) Each Option issued by the Company shall entitle the Option holder the right to subscribe (in cash) for one (1) Share in the Company, at the Exercise Price.

(b) Each Option will expire at 5.00pm (Sydney time) on the Expiry Date. Subject to paragraph (e), each Option may be exercised at any time following a Change in Control of the Company or Living Cell Technologies Inc receiving the first BLA (or European, Canadian, Japanese or Australian equivalent) approval for human therapeutic product using the Theracyte device and prior to the Expiry Date and Options not so exercised shall automatically expire on the Expiry Date and all rights of the Option holder shall then cease.

(c) Each Share issued as a result of the exercise of any Option, will, subject to the Constitution of the Company, rank equally in all respects with the then existing Shares on issue.

(d) The Option holder will not be entitled to attend or vote at any meeting of the members of the Company unless they are, in addition to being an Option holder, a member of the Company. Option holders will be entitled however to receive reports, accounts and meeting materials that would normally be sent to members of the Company.

(e) Subject to the Listing Rules, the *Corporations Act 2001* and the Constitution of the Company, Options are transferable at any time prior to the Expiry Date.

(f) An Option may only be exercised by the Option holder by lodging an Exercise Notice with the Company, together with payment of the Exercise Price for the relevant number of Shares to be allotted. Options must be exercised in multiples of 1,000, unless the Option holder exercises all Options at one time. If at any time the total number of Options held by the Option holder is less than 1,000 then the total number of Options held by the Option holder must be exercised. The exercise of some Options shall not affect the Option holder's right to exercise the other Options at a later time.

(g) The Company will, as soon as practicable after the Option holder validly exercises any Options under paragraph (f), and in accordance with the *Corporations Act 2001* and the Listing Rules, allot the number of Shares in the Company so subscribed for by the Option holder. The Company will then cancel any relevant Option Certificate and issue a new Option Certificate in respect of any un-exercised Options.

(h) The Company will not seek official quotation of any Options however, the Company will, within the time frame prescribed by the Listing Rules, apply for official quotation of any Shares issued upon exercise of an Option if other Shares are officially quoted at that time.

(i) The Option holder shall have no rights to dividends in respect of the Options and shall have no interest in the Shares the subject of the Options unless and until those Options are exercised in accordance with paragraph (f) and the Shares issued in accordance with paragraph (g).

(j) If the Company re-organises its capital in any way while any Options are on issue, the number of Options will be re-organised in accordance with the Listing Rules so that the Option holder will not receive a benefit that the existing holders of Shares do not receive and in addition, will be changed to the extent necessary to comply with the Listing Rules applicable to the particular re-organisation of capital at the time.

(k) There are no participating rights or entitlements inherent in the Options to participate in any new issues of capital which may be offered or made by the Company to its shareholders from time to time prior to the Expiry Date unless and until the Options are exercised.

(l) There are no rights to change to the exercise price of the Options or the number of underlying Shares of the Options if there is a pro-rata issue or a bonus issue to the existing shareholders in the Company, except as required pursuant to (j).

PROXY FORM

LIVING CELL TECHNOLOGIES LIMITED

ACN 104 028 042

I/We...
(PLEASE PRINT NAME)

Of...
(ADDRESS)

being a member/members of Living Cell Technologies Limited

A Appoint ....
(PLEASE PRINT NAME)

or failing the person so named (or if no person is named) the **Chairman of the Meeting** ***[If appointing the Chairman see B below]*** as proxy to vote in accordance with the following directions (or if no directions have been given as the proxy or the Chairman sees fit) at the General Meeting of members of Living Cell Technologies Limited to be held on Wednesday 25 May 2005 commencing at 2.30pm and at any adjournment.

B Exercise of Proxy by Chairman

For undirected proxies, the Chairman intends to vote in favour of each resolution. If you do not wish to direct your proxy how to vote, please place a mark in the box. By marking this box, you acknowledge that the Chairman may exercise your proxy even if he has an interest in the outcome of the resolution and votes cast by him other than as proxy holder will be disregarded because of that interest. ☐

C Business	For	Against	Abstain
Resolution 1 – Issue of Shares and Options to Baxter BioScience and Theracyte Inc	☐	☐	☐
Resolution 2 – Issue of Shares to Pancell Limited	☐	☐	☐
Resolution 3 – Approval of Share Issues	☐	☐	☐

D If Appointing a Second Proxy

State here the percentage of your voting rights ____ %

Or

the number of shares applicable to this Form ____ Number

E Insert your daytime telephone number (S T D)

F Signature(s)

Signatures if Corporate Shareholder (See Note F)

Executed in accordance with section 127 of the Corporations Act

Director/Sole Director sign and print name

Director/Secretary sign and print name

Note: For your proxy to be entitled to vote your shares at the Meeting, the completed Proxy Form must be received by the Company not later than 48 hours prior to the Meeting.

LIVING CELL TECHNOLOGIES LIMITED

ACN 104 028 042

INSTRUCTION FOR COMPLETION OF PROXY FORM

Your vote is important. Please direct your proxy how to vote. For your proxy to be entitled to vote your shares at the Meeting, the Company must receive the completed Proxy Form not later than 48 hours prior to the Meeting. Any proxy received after this deadline will be treated as invalid.

A. Appoint

Insert here the name of the person you wish to appoint as proxy. Members cannot appoint themselves. If you submit a Proxy Form which does not name a person to act as your proxy, the Chairman of the Meeting will act as your proxy. You can vote your shares by proxy even if you plan to attend the Meeting.

B. Exercise of Proxy by Chairman

For undirected proxies, Chairman intends to vote in favour of each resolution. If you do not wish to direct your proxy how to vote, please place a mark in the box. By marking the box, you acknowledge that the Chairman may exercise your proxy even if he has an interest in the outcome of the resolution and votes cast by him other than as proxy holder will be disregarded because of that interest.

C. Business

If you wish to direct your proxy how to vote on any item, place a mark in the appropriate box. If a mark is placed in a box, your total shareholding will be voted in that manner. You may, if you wish, split your voting direction by inserting the number of shares you wish to vote in the appropriate box. The vote will be invalid if a mark is made against more than one box for a particular item or if the total shareholding shown in "For", "Against" and "Abstain" boxes is more than your total shareholding on the share register.

D. If Appointing a Second Proxy

A member is entitled to appoint up to two persons (whether members or not) to attend the Meeting as proxies and vote. If you wish to appoint two proxies please photocopy your proxy form or obtain another proxy form by calling the Company Secretary on (02) 9252 1933. Both Forms should be completed with the nominated percentage of your voting rights or number of shares on each Form. If you do not specify the nominated percentage of your voting rights or number of shares, each of the proxies may exercise half of the votes. Please return these Proxy Forms together.

E. Insert your daytime telephone number

This is required in case we need to contact you.

F. Signature(s)

This Form must be signed by the member. If the member is an Australian corporation, the Form must be executed in accordance with section 127 of the Corporations Act or by an attorney. If a person who is not the registered shareholder signs this Form then the relevant authority must either have been exhibited previously to the Company or be enclosed with this Form.

Further Important Information

Please return your completed Proxy Form to the Company Secretary c/- Australian Company Secretaries Pty Ltd, at Level 5, 255 George Street, Sydney, NSW, 2000 (GPO Box 4231, Sydney, NSW, 2001). Alternatively, your Form can be faxed to the Company on (02) 9252 2487. To be effective, the Form must be received by the Company at the above address not later than 48 hours prior to the Meeting. **If you require further information on how to complete the Proxy Form, telephone the Company Secretary on (02) 9252 1933.**

2.11/737 Burwood Road
Hawthorn, VIC 3122
Tel +61(0)3 9813 5501
ABN: 104 028 042

Living Cell
Technologies Ltd

Company Announcement

LCT reports nine-year survival of transplanted pig islet cells in a diabetic patient

6 April 2005, Australia:

Living Cell Technologies Ltd (ASX: LCT) today reported the long-term survival of encapsulated pig islets in a man with type 1 diabetes. The cells were retrieved after being in the patient's abdomen for almost nine years.

A 40 year old man with Type 1 diabetes received a transplant of an early prototype of LCT's DiaBCell in 1996, as part of an approved clinical trial. Type 1 diabetics are not able to produce sufficient insulin of their own. The pig islet transplants were intended to release insulin and restore control of blood glucose levels. The pig islets were prepared in an alginate capsule to protect them from immune rejection and no immune suppressive drugs were needed for this transplant.

"For about one year, his insulin dosage was reduced by as much as 34 per cent and control of his diabetes improved," said Professor Bob Elliott, LCT Medical Director.

"However, by two years the daily insulin requirement returned to the pre-transplant dose. Nevertheless, he has insisted that over the next seven years continued benefit from DiaBCell helped him control his diabetes better than before the transplant," continued Professor Elliott.

Professor Elliott said, "The patient insisted that the site of the transplant (the abdominal cavity) be examined. We were pleasantly surprised to see a small number of intact capsules. The capsules contained live pig cells. A few were removed and produced a detectable amount of insulin in culture when stimulated with glucose. Analysis using microscopy further indicated that these few cells contained insulin."

"I have always thought the transplant has helped me manage my blood glucose levels better, especially overnight. I am looking forward to another transplant," the patient told LCT.

"This is one patient's experience," said David Collinson, Chief Executive Officer of LCT, "but it shows that pig cells within capsules, when placed in the abdomen, can be protected for a long period of time and, continue to produce small amounts of insulin. This is potentially great news for diabetics."

"We have taken the best features of this prototype islet preparation, advanced our encapsulation technology and are now moving towards a clinical trial with our DiaBCell product," said Mr Collinson.

LCT

The nine-year survival of transplanted islets in the diabetic patient has been accepted for presentation at the International Pancreas and Islet Transplant meeting in Geneva in May this year.

Pig islet transplantation is of particular interest to medical practitioners and patients since implanted islets can replace the insulin-producing function of the pancreas, which is lost in individuals with type 1 diabetes.

The extremely limited availability of suitable human islets for transplantation makes the therapeutic use of pig islets an important alternative, particularly because pig insulin is almost identical to human insulin and has been used clinically since the early part of last century.

About DiaBCell:

DiaBCell uses its micro-gel coating to protect the transplanted living islets from damage by the recipient's immune system. Islets are the specialised cell groups in the pancreas, which produce and secrete insulin into the blood in response to increased glucose levels, such as occurs after a meal. The increased glucose stimulates the islets to produce insulin, the insulin signals the body's tissues to take up glucose as a source of energy, causing the blood glucose levels to decrease. When blood glucose returns to normal levels, the stimulated secretion of insulin by the islet automatically stops.

About LCT: www.lct.com.au

Living Cell Technologies Ltd is an ASX listed biotechnology company (ASX: LCT). LCT began its business to develop and commercialise cell therapies for the treatment of a wide variety of diseases in 1987. The company has operating companies in New Zealand and Rhode Island, US.

LCT's technology has potential application for the treatment of conditions caused by a deficiency of specific cell function. The company has three products under development – NeurotrophinCell for Huntington's and DiaBCell for diabetes being developed in accordance with US Food and Drug Administration guidelines, and Fac8Cell for haemophilia.

Media information	**Company information AUS**	**NZ**
Rebecca Piercy Buchan Tel: +61 3 9866 4722 Mobile: + 61 422 916 422 rpiercy@bcg.com.au	Paris Brooke General Manager – LCT Tel: +61 3 9813 5501 Mobile: + 61 407 715 574	Prof Bob Elliott Medical Director - LCT Tel + 64 9276 2690 Fax + 64 9276 2691 r.elliott@lct.com.au

2.11/737 Burwood Road
Hawthorn, VIC 3122
Tel +61(0)3 9813 5501

ABN 104 028 042

Living Cell
Technologies Ltd

LCT

Company Announcement

6 April 2005, Australia:

Living Cell Technologies Ltd (ASX:LCT) today announced the successful completion of its preclinical diabetes trial for safety and efficacy using DiaBCell.

LCT's product, DiaBCell (encapsulated living islet cells), is designed for type 1 diabetics with impaired ability to produce their own insulin. DiaBCell is intended to supply insulin and control blood sugar when transplanted into diabetics.

Over the six month trial period, 16 diabetic monkeys were treated with either DiaBCell or placebo capsules. DiaBCell was well tolerated and there was no adverse reaction to DiaBCell in the treated monkeys. There was also no evidence of excessive insulin release causing hypoglycaemic reactions in the monkeys.

The monkeys received two small doses of DiaBCell, one at the start of the study and a second three months later. The sequential treatment plan mimics the way DiaBCell might be used to treat human patients. Monkeys treated with DiaBCell reduced their insulin requirements on average while those given blank capsules needed more insulin than before the transplants. No adverse reactions were shown with repeated transplants.

"This is the largest controlled diabetic study of its kind in the world and we are very happy with these results. This study confirms the safety of DiaBCell and the efficacy demonstrated would be a major step forward in treatment if transplanted into human results," said Professor Robert Elliott, Medical Director of LCT.

David Collinson, LCT's Chief Executive Officer said, "We are very encouraged by the data and the company will now increase efforts to complete the rest of the necessary pre-clinical work and documentation to support our FDA application later this year. Ongoing preclinical studies will provide additional information on the long term viability and function of islets recovered from diabetic monkeys. We will also direct resources to our pig and cell processing facilities to ensure sufficient supply of DiaBCell for human clinical trials".

Controlled safety and efficacy studies are an important part of the information required by regulatory bodies such as the US Food and Drug Administration (FDA) before allowing trials in humans with type 1 diabetes.

The details of the study will be presented by Professor Elliott at International Pancreas and Islet Transplantation Association (IPITA) meeting in May and the American Diabetes Association (ADA) meeting in June. The IPITA and the

LCT

ADA meetings are the premier International and American scientific meetings focused on pancreas and islet transplantation to treat diabetes.

Type 1 diabetes affects 17 million people and is growing at an epidemic rate of five per cent each year. Despite the best efforts by doctors, insulin injections only treat the symptoms while secondary effects of the disease such as blindness, organ failure and amputation continue to ravage those not able to control their blood glucose.

See Appendix below for further details.

About DiaBCell:

DiaBCell uses its micro-gel coating to protect the transplanted living islets from damage by the recipient's immune system. Islets are the specialised cell groups in the pancreas, which produce and secrete insulin into the blood in response to increased glucose levels, such as occurs after a meal. The increased glucose stimulates the islets to produce insulin, the insulin signals the body's tissues to take up glucose as a source of energy, causing the blood glucose levels to decrease. When blood glucose returns to normal levels, the stimulated secretion of insulin by the islet automatically stops.

About LCT: www.lct.com.au

Living Cell Technologies Ltd is an ASX listed biotechnology company (ASX: LCT). LCT began its business to develop and commercialise cell therapies for the treatment of a wide variety of diseases in 1987. The company has operating companies in New Zealand and Rhode Island, US.

LCT's technology has potential application for the treatment of conditions caused by a deficiency of specific cell function. The company has three products under development – NeurotrophinCell for Huntington's disease and DiaBCell for diabetes being developed in accordance with US Food and Drug Administration guidelines, and FacBCell for haemophilia.

Appendix

DiaBCell preclinical trial:
The controlled preclinical trial of the safety and clinical activity of DiaBCell was undertaken in 16 Streptozotocin induced diabetic adult cynomolgus monkeys over six months.

Intervention:
Group 1 (control): Eight monkeys were given blank capsules at start of study and a second blank transplant three months later.

Group 2 (treated): Eight monkeys were transplanted with DiaBCell at the start of the study and a second transplant of DiaBCell after three months.

Results:
Safety
DiaBCell is well tolerated. Repeat transplants with DiaBCell is safe.

Clinical Activity:

LCT

The treated group showed a reduction in insulin dose and the control group showed an increase in insulin needs.

The difference (mean 32%, range or confidence limits of 15% to 49%) between the treatment and control group (p-value 0.0002) is statistically and clinically significant.

Individual variation:
There were two deaths from complications of diabetes and unrelated to DiaBCell. One in the control group from a stroke, three months after the first transplant and one in the treated group from an infection three months after the first transplant

After six months the insulin needs compared to start of study before transplant are as follows:
Control Group: n=7

- 6 monkeys 15%, 21%, 36%, 43%, 43% and 50% increase
- 1 monkey 14% reduction

Treated Group: n=7

- 5 monkeys 17%, 25%, 27%, 29%, 60% reduction; the last monkey was weaned off insulin altogether at 9 months
- 2 monkeys 16% and 22% increase

Media Information	**Company information AUS**	**US**	**NZ**
Rebecca Piercy Buchan Tel: +61 3 9866 4722 Mobile: + 61 422 916 422 rpiercy@bcg.com.au	Paris Brooke General Manager – LCT Tel: +61 3 9813 5501 Mobile: + 61 407 715 574	Dr. Alfred Vasconcellos CEO - LCT BioPharma Inc Tel +1 401-821-3500 Fax +1 401-823-0466 a.vasconcellos@lct.com.au	Prof Bob Elliott Medical Director - LCT Tel + 64 9276 2690 Fax + 64 9276 2691 r.elliott@lct.com.au

255 George Street
Sydney, NSW 2000
Tel +6102 9252 1933
ABN 14 104 028 042

Living Cell
Technologies Ltd

Company Announcement

10 March 2005, Australia:

LCT appoints Paris Brooke as General Manager

Living Cell Technologies (ASX: LCT) today announced the appointment of Ms Paris Brooke to the position of General Manager.

Ms Brooke is a highly qualified biotechnology executive who specialises in business positioning, strategic advice and stakeholder management of biotechnology companies.

Ms Brooke's role will be effective from 1 April and she will be based in Melbourne. Her immediate attention will focus on building the Australian corporate office of LCT and raising the awareness of LCT's technology to sufferers of diabetes, Huntington's disease and haemophilia.

Previous to this appointment, Ms Brooke held the position of Policy and Communication Manager at AusBiotech – Australia's Biotechnology Industry Organisation, where she drove federal industry advocacy programs to position the biotechnology industry.

"LCT is one of Australia's most promising biotechnology companies and I am excited to become involved in it," said Ms Brooke.

Mr David Collinson, Chief Executive Officer of LCT, commented, "The appointment of Paris begins a new phase of development for LCT. We are delighted to have attracted someone with Paris' experience, strong reputation and deep commitment to the Australian biotechnology industry.

This is another important accomplishment for LCT. Along with our announcement of the cashless acquisition of Theracyte and Baxter's R&D worth an estimated US$90 million last week, and the successful preliminary results for DiaBCell last month, we are now poised for a momentum of activity," he added.

Ms Brooke has also been instrumental in the biotechnology sector through her management of businesses including SDA Biotech, a life science communications group, and BioNetwork, the first national magazine dedicated to biotechnology.

About LCT: www.lct.com.au

LCT is an ASX listed biotechnology company (ASX: LCT). Living Cell Technologies Ltd (LCT) began its business to develop and commercialise cell therapies for the treatment of a wide variety of diseases in 1987. The company has operating companies in New Zealand and Rhode Island, US.

LCT's technology has potential application for the treatment of conditions caused by a deficiency of specific cell function. The company has three products under

LCT

development – NeurotrophinCell for Huntington's, Fac8Cell for haemophilia and DiaBCell for diabetes.

Media Information	Australia	NZ
Rebecca Piercy **Buchan** **Tel: +61 3 9866 4722** **Mobile + 61 422 916 422** **rpiercy@bcg.com.au**	**David Collinson** **Managing Director, LCT Ltd** **Tel +64 9276 2690** **Mobile +61 402 716 984** **d.collinson@lct.com.au**	**Prof Bob Elliott** **Director LCT Ltd** **Tel + 64 9276 2690** **Fax + 64 9276 2691** **r.elliott@lct.com.au**

255 George Street
Sydney, NSW 2000
Tel +6102 9252 1933

Living Cell
Technologies Ltd

Company Announcement

3 March 2005, Australia:

LCT Acquires US$90m of Developed Cell Therapy Products

Living Cell Technologies Ltd (ASX: LCT) has entered into a Letter of Intent with Theracyte Inc. and Baxter Inc. to acquire the technology and intellectual property rights of Theracyte Inc. of Irvine, California.

The Theracyte technology and patents cover a family of small, thin, pillow shaped devices which can be filled with cells and placed under the skin to deliver drugs and therapeutic factors to treat a wide range of diseases. The technology was initially developed by Baxter Inc. and then spun out into Theracyte, a stand alone company focused on cell therapy.

The Letter of Intent provides for the cashless transfer of the Theracyte assets to LCT in exchange for the issue to Theracyte shareholders of 300,000 shares in LCT. In addition, 3,000,000 options to purchase unissued shares in LCT will vest upon the future regulatory approval for the first Theracyte product. The parties plan to enter into a binding agreement in the near future.

"We are very excited about the additional near-term product opportunities provided by the Theracyte technology", said David Collinson, LCT's Managing Director. "The acquisition will add significantly to LCT's product pipeline as well as our patent portfolio giving us world wide protection on the use of live cells in a wide range of therapeutic devices. This technology represents decades of work and an estimated US $90 mil of R&D by Baxter and Theracyte. We are very pleased to be working with them."

Under the terms of the non-binding Letter of Intent, current Theracyte shareholders including Baxter, will receive LCT stock and a future royalty on product sales in return for the transfer of Theracyte assets to LCT. The assets include a significant patent portfolio, inventory and potential collaborations for the treatment of multiple sclerosis, cancer and the treatment of diabetes using human islets.

"The Theracyte devices are very different from LCT's current products", said Professor Robert Elliott, LCT's Scientific Director. "Complementing our current discrete microcapsules which are best for products like DiaBCell for diabetes and NeuroTrophinCell for Huntington's, the thin flat Theracyte products enable applications whereby additional cell types can be placed in locations such as under the skin. Together with micro-encapsulation the combined technologies further demonstrates that LCT is one of the most significant cell therapy companies in the world."

About LCT: www.lct.com.au

LCT is an ASX listed biotechnology company (ASX: LCT). Living Cell Technologies Ltd (LCT) began its business to develop and commercialise cell therapies for the treatment of a wide variety of diseases in 1987. The company has operating companies in New Zealand and Rhode Island, US.

LCT's technology has potential application for the treatment of conditions caused by a deficiency of specific cell function. The company has three products under development – NeurotrophinCell for Huntington's, Fac8Cell for haemophilia and DiaBCell for diabetes.

Media Information	Australia	NZ
Rebecca Piercy Buchan Tel: +61 3 9866 4722 Mobile + 61 422 916 422 rpiercy@bcg.com.au	David Collinson Managing Director, LCT Ltd Tel +6102 9252 1933 Mobile +61 402 716 984 d.collinson@lct.com.au	Prof Bob Elliott Director LCT Ltd Tel + 64 9276 2690 Fax + 64 9276 2691 r.elliott@lct.com.au

Appendix 4D

Half yearly report

Name of Entity	Living Cell Technologies Limited
ACN	14 104 028 042
Financial Year Ended	31 DECEMBER 2004
Previous Corresponding Reporting Period	N/A

Results for Announcement to the Market

		$'000		**Percentage increase /(decrease) over previous corresponding period**
Revenue from ordinary activities		38		n/a
Profit / (loss) from ordinary activities after tax attributable to members		(2,660)		n/a
Net profit / (loss) for the period attributable to members		(2,660)		n/a
Dividends (distributions)	**Amount per security**		**Franked amount per security**	
Final Dividend	Nil		Nil	
Interim Dividend	Nil		Nil	
Previous corresponding period	Nil		Nil	
Record date for determining entitlements to the dividends (if any)	N/A			
Brief explanation of any of the figures reported above necessary to enable the figures to be understood: Refer Attachment 1.				

The half-yearly report is to be read in conjunction with the most recent annual financial report.

Comparatives

No comparative financial information has been presented for the six months to 31 December 2004 in accordance with AASB 1029 Interim Financial Reporting, as this is the first half year reported by Living Cell Technologies Ltd. Living Cell Technologies Ltd did not prepare an interim report for the preceding corresponding interim period as the company was not a disclosing entity required to prepare half-year financial reports by Part 2M.3 of the Corporations Act 2001.

NTA Backing

	Current Period	Previous corresponding period
Net tangible asset backing per ordinary security	6.8 cents per share	n/a

Control Gained Over Entities Having Material Effect

Name of entity (or group of entities)	n/a
Date control gained	
Consolidated profit / (loss) from ordinary activities since the date in the current period on which control was acquired	
Profit / (loss) from ordinary activities of the controlled entity (or group of entities) for the whole of the previous corresponding period	

Loss of Control Gained Over Entities Having Material Effect

Name of entity (or group of entities)	n/a
Date control lost	
Consolidated profit / (loss) from ordinary activities for the current period to the date of loss of control	
Profit / (loss) from ordinary activities of the controlled entity (or group of entities) while controlled for the whole of the previous corresponding period	

Details of Associates and Joint Venture Entities

Name of Entity	Percentage Held		Share of Net Profit	
	Current Period	Previous Period	Current Period	Previous Period
Aggregate Share of Net Profits		n/a		

Audit/Review Status

This report is based on accounts to which one of the following applies: (Tick one)			
The accounts have been audited		The accounts have been subject to review	✓
The accounts are in the process of being audited or subject to review		The accounts have not yet been audited or reviewed	

If the accounts have not yet been audited or subject to review and are likely to be subject to dispute or qualification, a description of the likely dispute or qualification:
Not Applicable

If the accounts have been audited or subject to review and are subject to dispute or qualification, a description of the dispute or qualification:
Not Applicable

Attachments Forming Part of Appendix 4D

Attachment #	**Details**
1	ASX Announcement
2	Interim Financial Report

Signed By (Director/Company Secretary)	
Print Name	David Collinson - Director
Date	28 February 2005

Living Cell Technologies Ltd reports that the consolidated operating loss after income tax for the period 1st July to 31st December 2004 was $2.66 million.

During the period capital raising activities were completed resulting in share capital increasing by $10.2m to $19.2m, after conversion of notes of $0.9m, as well as share capital raising costs of $0.6m. The company has continued to extend the research and development activities, for which the capital raised during the period was intended.

In addition the company has repaid borrowing of $0.8 million.

As at 31 December 2004 net assets were $6.2million, with $5.8 million cash in the bank.

DIRECTORS' REPORT

Your directors submit the financial report of the economic entity for the half-year ended 31 December 2004.

Directors

The names of directors who held office during or since the end of the half-year:

Michael Yates
Simon O'Loughlin
Robert Elliott
David Collinson
Roger Coats
Alfred Vasconcellos (appointed 28th October 2004)

Results and Review of Operations

The consolidated operating loss after income tax for the period 1st July to 31st December 2004 was $2.66 million.

During the period capital raising activities were completed resulting in share capital increasing by $10.2m to $19.2m, after conversion of notes of $0.9m, as well as share capital raising costs of $0.6m. The company has continued to extend the research and development activities, for which the capital raised during the period was intended.

In addition the company has repaid borrowing of $0.8million.

As at 31 December 2004 net assets were $6.2million, with $5.8 million cash in the bank.

The period has seen an endorsement by the investment community of the company's strategies and research and development activities. On the strength of the capital raising activities Living Cell Technologies has been invited by the US Government's BioGroup to present its strategy for success to early stage biotech companies in the US.

Fund Raising

The Company had a successful outcome to the capital raisings during the period with $10.6 million raised, from both retail and institutional investors. Living Cell Technologies Limited ended 2004 in the top ten most successful listings across all sectors as well as being the most successful biotech listing against a large competitive field.

Funds Used For

Diaβcell
The Company is close to completion of diabetic non human primate studies. Data showing how the monkeys responded to treatment with Living Cell Technology Ltd's encapsulated islet cells will be compiled for reporting to an international scientific forum. Initial results have just been released by the company confirming the company is on track with the required milestones to achieve clinical studies. Final results will be completed and released in the near future.

NeurotrophinCell
October saw the publishing of results in NeuroReport and presentation at the Society for Neuroscience conference in San Diego showing the brains of rats with an experimental condition resembling Huntingtons disease and implanted with the Company's NeurotrophinCell showed 86 per cent less damage than those from rats that did not receive implants. Further proof-of-principle studies are being undertaken involving further small animal models and non-human primate models.

Fac8cell
Research and Development work continues in both New Zealand and USA with transgenic haemophilic mice

Intellectual Property

Filing of patents relating to the above three lines of science receives close attention with the company taking independent professional advice for appropriate protection of the Company's Intellectual Property. The Intellectual Property portfolio is current and relevant to the purposes of the business.

Corporate Affairs

The Corporate Office has been moved to Sydney, as being the more central venue taking into consideration the multinational nature of the Company.

The new Company Secretary appointed is Mr. Nick Geddes, of Australian Company Secretaries Pty Ltd.

The new Chief Financial Officer appointed by the Company Mr. Richard Justice.

The NZ subsidiary of Living Cell Technologies Ltd has changed its name from Diatranz New Zealand Ltd to Living Cell Technologies New Zealand Limited. This completes the transition to represent a multi faceted business.

Lead Auditor's Independence Declaration

The Lead Auditors Independence Declaration required by Section 307C of the Corporations Act 2001, is set out on page 7 and forms part of the Directors Report for the half year ended 31 December 2004.

Rounding of Amounts

The economic entity has applied the relief available to it in ASIC Class Order 98/100 and accordingly certain amounts in the financial report and the directors' report have been rounded to the nearest thousand dollars.

The report is signed in accordance with a resolution of the Board of Directors.

David Collinson
Director

Dated: 28 February 2005

PKF
Chartered Accountants
& Business Advisers
NSW Partnership
ABN 83 236 985 726
Level 10, 1 Margaret Street
Sydney NSW 2000
DX 10173 Sydney Stock Exchange NSW
Tel: 61 2 9251 4100
Fax: 61 2 9240 9821
www.pkf.com.au

LEAD AUDITOR'S INDEPENDENCE DECLARATION
UNDER SECTION 307C OF THE CORPORATIONS ACT 2001

To the Directors of Living Cell Technologies Ltd

I declare that, to the best of my knowledge and belief, in relation to the review for the half-year ended 31 December 2004, there have been:

(i) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the review; and

(ii) no contraventions of any applicable code of professional conduct in relation to the review.

PKF

PKF
Chartered Accountants & Business Advisers

ARTHUR MILNER
Partner

Sydney, 28 February 2005

Living Cell Technologies Ltd
Condensed Statement of Financial Performance
For the half year ended 31 December 2004

	Note	Consolidated 31 Dec 2004 $'000
Revenue from ordinary activities		38
Expenses from ordinary activities	2	2,698
Loss from ordinary activities before income tax expense		(2,660)
Income tax expense relating to ordinary activities		0
Loss from ordinary activities after income tax expense		(2660)
Net loss attributed to members of the parent entity at the end of the financial year		(2,660)
Basic earnings per share (cents per share)		(3.5)
Diluted earnings per share (cents per share)		(3.0)

The Statement of Financial Performance is to be read in conjunction with the attached notes.

Living Cell Technologies Ltd
Condensed Statement of Financial Position
As at 31 December 2004

	Note	Consolidated 31 Dec 2004 $'000
CURRENT ASSETS		
Cash		5,800
Receivables		56
Investments		-
Inventories		22
Other		8
TOTAL CURRENT ASSETS		5,886
NON-CURRENT ASSETS		
Receivables		-
Property, plant and equipment		732
Intangibles		-
Deferred tax assets		-
Other		166
TOTAL NON-CURRENT ASSETS		898
TOTAL ASSETS		6,784
CURRENT LIABILITIES		
Payables		428
Interest bearing liabilities		9
Provisions		34
TOTAL CURRENT LIABILITIES		471
NON-CURRENT LIABILITIES		
Payables		81
Provisions		-
TOTAL NON-CURRENT LIABILITIES		81
TOTAL LIABILITIES		552
NET ASSETS		6,232
EQUITY		
Contributed equity		19,200
Accumulated losses		(12,968)
TOTAL EQUITY		6,232

The Statement of Financial Position is to be read in conjunction with the attached notes.

Living Cell Technologies Ltd
Condensed Statement of Cash Flows
For the half year ended 31 December 2004

	Consolidated 31 December 2004 $'000
Cash flows from operating activities	
Receipts from customers	43
Payments to suppliers and employees	(3,153)
Interest received	64
Interest and other costs of finance paid	(8)
Net operating cash flows	(3,054)
Cash flows from investing activities	
Payments for purchase of property, plant and equipment	(124)
Net investing cash flows	(124)
Cash flows from financing activities	
Proceeds from issue of shares	9,949
Repayment of borrowings	(821)
Payment of share capital raising costs	(636)
Net financing cash flows	8,492
Net increase (decrease) in cash	5,314
Cash at beginning of period	486
Cash at end of period	5,800

The Statement of Cash Flows is to be read in conjunction with the attached notes.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 1. Basis of preparation

The half-year consolidated financial statements are a general purpose financial report prepared in accordance with the requirements of the Corporations Act 2001, Accounting Standard AASB 1029: Interim Financial Reporting, Urgent Issues Group Consensus Views and other authoritative pronouncements of the Australian Accounting Standards Board.

It is recommended that this financial report be read in conjunction with the annual financial report for the year ended 30 June 2004 and any public announcements made by Living Cell Technologies Ltd and its controlled entities during the half-year in accordance with continuous disclosure requirements arising under the Corporations Act 2001.

The accounting policies have been consistently applied by the entities in the economic entity and are consistent with those applied in the 30 June 2004 annual report.

The half-year report does not include full disclosures of the type normally included in an annual financial report.

	Consolidated 31 Dec 2004 $'000
NOTE 2: EXPENSES FROM ORDINARY ACTIVITIES	
Expenses from ordinary activities is comprised as follows:	
Research expenses	556
Employee expenses	1,320
Occupancy expenses	65
Marketing expenses	70
Professional fees expenses	365
Administrative expenses	167
Other expenses from ordinary activities	155
Total expenses from ordinary activities	2,698

NOTE 3: SEGMENT INFORMATION

As at 31 Dec 2004	New Zealand $000	USA $000	Australia $000	Eliminations $000	Consolidated $000
Segment revenue *	1,118	868		(1,948)	38
Segment result	(31)	127	(2,756)		(2,660)

* This is service fee income eliminated on consolidation.

NOTE 4: IMPLICATIONS OF ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

Australian International Financial Reporting Standards (AIFRS) will be adopted in the financial report for the year ending 30 June 2006 and the comparative information presented in that report for the year ending 30 June 2005. In preparation for the transition, opening balances as at 1 July 2004 for the comparative year ending 30 June 2005 will be converted to AIFRS in accordance with the new accounting standard AASB 1 "First Time Adoption of Australian International Financial Reporting Pronouncements".

The transition to AIFRS is being managed through the education of staff by attendance at externally run seminars and lectures on the requirements of first time adoption of AIFRS. Based on this education, staff has undertaken a thorough review of the Company's reporting systems and processes that are likely to be impacted by the adoption of the new standards and are in the process of assessing the likely financial impact on the Company's statement of financial position statement of financial performance.

The key differences in accounting policies expected to arise from adoption of AIFRS are listed as follows:

Share Based Payments
The company has established an Employee Share Option Plan and Executive Share Option Plan under which the company can offer its employees and executives options as part of their remuneration packages. Australian IFRS equivalent *AASB 2 Share Based Payments* will require that these payments be measured at the fair value of the equity instrument. This amount will be expensed in the statement of financial performance. Where the grant date and the vesting date are different the total expenditure calculated will be allocated between the two dates taking into account the terms and conditions attached to the instruments as well as management's assumptions about probabilities of payments and compliance with and attainment of the set out terms and conditions.

Loans
AASB 139 Financial Instruments requires all financial liabilities to be recognised at amortised cost using an effective interest rate.

The company currently has a number of non interest bearing loans which are required to be net present valued using an incremental borrowing rate. The interest portion on initial recognition will be recognised in the profit and loss as income and the amount representing the NPV of the principal will be amortised over the life of the loan. The resulting interest component each year will be expensed during the period.

NOTE 5: CONTINGENT LIABILITIES

There are no contingent liabilities.

NOTE 6: SUBSEQUENT EVENTS

No matters or circumstances have arisen since the end of the half year which significantly affected or may significantly affect the operations of the economic entity, the result of those operations, or the state of affairs of the economic entity in future financial periods

DIRECTORS' DECLARATION

In the opinion of the directors of Living Cell Technologies Limited

(a) the accompanying financial statements and notes comply with the accounting standards and give a true and fair view of the Economic Entity's financial position as at 31 December 2004 and of its performance for the half-year ended on that date.

(b) at the date of this declaration there are reasonable grounds to believe that the Economic Entity will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the directors.

Director

....
David Collinson
Director

Dated this 28 th day of February 2005

A Member Firm of PKF International

PKF

Chartered Accountants
& Business Advisers

NSW Partnership
ABN 83 236 985 726

Level 10, 1 Margaret Street
Sydney NSW 2000

DX 10173 Sydney Stock Exchange NSW

Tel: 61 2 9251 4100
Fax: 61 2 9240 9821

www.pkf.com.au

Independent review report to the members of Living Cell Technologies Limited

Scope

The financial report and directors' responsibility

The financial report comprises the condensed statement of financial position, condensed statement of financial performance, condensed statement of cash flows, accompanying notes to the condensed financial statements, and the directors' declaration for Living Cell Technologies Ltd and its controlled entities ("the Consolidated Entity"), for the half-year ended 31 December 2004. The Consolidated Entity comprises both the Company and the entities it controlled during that half-year.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review in order for the Company to lodge the financial report with the Australian Securities and Investments Commission. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements.

We performed procedures in order to state whether on the basis of the procedures described anything has come to our attention that would indicate the financial report does not present fairly, in accordance with the Corporations Act 2001, Australian Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Consolidated Entity's financial position, and of its performance as represented by the results of its operations and cash flows.

We formed our statements on the basis of the review procedures performed, which were limited primarily to enquiries of company personnel and analytical procedures applied to the financial data.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

A review cannot guarantee that all material misstatements have been detected.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe the half-year financial report of Living Cell Technologies Ltd is not in accordance with:

a) The Corporations Act 2001, including:

    (i) giving a true and fair view of Consolidated Entity's financial position as at 31 December 2004 and of its performance for the half-year ended on that date; and

    (ii) complying with Australian Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

b) other mandatory professional reporting requirements in Australia.

PKF

PKF
Chartered Accountants & Business Advisers

Arthur Milner
Partner

Sydney, 28 February 2005

255 George Street
Sydney, NSW 2000
Tel +6102 9252 1933

Living Cell
Technologies Ltd

Company Announcement

LCT achieves successful use of its DiaβCell product in preclinical diabetes trial

24 February 2005, Australia:

Living Cell Technologies Ltd (ASX: LCT) today announced the successful use of its DiaβCell product to reduce insulin needs in diabetic primates for over 12 weeks.

DiaβCell is designed to improve the current treatment of type I diabetes by transplanting insulin-producing cells called islets. The pancreatic islet cells in a healthy pancreas make insulin when the sugar level of the blood gets too high. DiaβCell's unique living cells, protected by the LCT's novel encapsulation, are designed to function just like a healthy pancreas in diabetics who have lost or impaired ability to produce their own insulin.

These preliminary results are part of a 6 month study, evaluating the safety and ability of DiaBCell to treat insulin dependant diabetes. The study treated 16 diabetic monkeys with either DiaβCell or empty capsules. The monkeys who received DiaβCell demonstrated a reduction in insulin need in comparison to an unchanged or increased need for insulin in the untreated control group.

Controlled safety and efficacy studies are an important part of the information required by regulatory bodies such as the US Food and Drug Administration (FDA) before allowing trials in humans with type 1 diabetes. Diabetic primates are considered to be the most representative model of the human disease.

"We are very encouraged by initial data from our primate preclinical study. This is a major preclinical milestone for LCT. These are important studies and final data from these primates will be included in our application to the FDA requesting permission to start clinical studies in the United States," said Professor Robert Elliott, LCT's Scientific Director.

"For those of us with diabetes or family members who have diabetes these exiting results bring us one step closer to the clinic and one step closer to treating the disease instead of the symptoms," said David Collinson, LCT's Managing Director.

Type I diabetes is a disease that affects 17 million and is growing at an epidemic rate of 5% each year. Despite the best effort by doctors, insulin injections only treat the symptoms while secondary effects of the disease such

LCT

as blindness, organ failure and amputation continue to ravage those that cannot control their blood glucose.

About LCT: www.lct.com.au

LCT is an ASX listed biotechnology company (ASX: LCT). Living Cell Technologies Ltd (LCT) began its business to develop and commercialise cell therapies for the treatment of a wide variety of diseases in 1987. The company has operating companies in New Zealand and Rhode Island, US.

LCT's technology has potential application for the treatment of conditions caused by a deficiency of specific cell function. The company has three products under development – NeurotrophinCell for Huntington's, Fac8Cell for haemophilia and DiaBCell for diabetes.

Media Information	US	NZ
Rebecca Piercy Buchan Tel: +61 3 9866 4722 Mobile + 61 422 916 422 rpiercy@bcg.com.au	Dr. Alfred Vasconcellos CEO - LCT BioPharma Inc Tel +1 401-821-3500 Fax +1 401-823-0466 a.vasconcellos@lct.com.au	Prof Bob Elliott Director LCT Ltd Tel + 64 9276 2690 Fax + 64 9276 2691 r.elliott@lct.com.au

160 Greenhill Road
Parkside 5063
South Australia

Tel +618 8179 2873
Fax +618 8179 2885
ABN 14 104 028 042

Living Cell
Technologies Ltd

COMPANY ANNOUNCEMENT

31 January 2005

Change of Company Secretary

Further to the announcement on 29 October, 2004 regarding moving its registered office to Sydney the Company wishes to notify the stock exchange of the following:

1. Change of Company's registered address to:
   Level 5
   255 George Street
   Sydney NSW 2000

2. Change of phone number to: (02) 9252 1933
   Change of fax number to: (02) 9252 2487

3. Resignation of Roger G Coats as Company Secretary and appointment of Nicholas J V Geddes.

4. The Company intends to change auditors from PKF SA partnership to PKF NSW partnership.

Company Information

David Collinson
CEO
Tel: +618 8179 2874
Mobile: +61 402 716 984

d.collinson@lct.com.au

Nick Geddes
Company Secretary
Tel: +612 9252 1933
Fax: +612 9252 2487

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Living Cell Technologies Limited

ABN	Quarter ended ("current quarter")
14 104 028 042	31 December 2004

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A	Year to date (..6.. months) $A
1.1	Receipts from customers		35,225	72,195
1.2	Payments for	(a) staff costs	(165,624)	(330,921)
		(b) advertising and marketing	(39,177)	(69,662)
		(c) research and development	(451,487)	(1,237,984)
		(d) leased assets	-	(744)
		(e) other working capital	(792,867)	(1,611,986)
1.3	Dividends received		-	313
1.4	Interest and other items of a similar nature received		44,813	67,198
1.5	Interest and other costs of finance paid		(1,353)	(1,353)
1.6	Income taxes paid			
1.7	Other (provide details if material)			
	Net operating cash flows		(1,370,470)	(3,112,944)

+ See chapter 19 for defined terms.

		Current quarter $A	Year to date (..6...months) $A
1.8	Net operating cash flows (carried forward)	(1,370,470)	(3,112,944)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets	(77,805)	(83,300)
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.11	Loans to other entities		
1.12	Loans repaid by other entities	-	18,984
1.13	Other (provide details if material)		
	Net investing cash flows	(77,805)	(64,316)
1.14	**Total operating and investing cash flows**	(1,448,275)	(3,177,260)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	4,363,700	10,627,995
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings		
1.18	Repayment of borrowings	-	(1,501,301)
1.19	Dividends paid		
1.20	Other (Payment of share capital raising costs))	(183,450)	(635,547)
	Net financing cash flows	4,180,250	8,491,147
	Net increase (decrease) in cash held	2,731,975	5,313,887
1.21	Cash at beginning of quarter/year to date	3,067,642	485,730
1.22	Exchange rate adjustments to item 1.20		
1.23	**Cash at end of quarter**	5,799,617	5,799,617

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A
1.24	Aggregate amount of payments to the parties included in item 1.2	$252,764
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

New Zealand Directors salaries (2 Directors) $63,854
US Directors salaries (1 Director) $42,757
Australian Directors salaries (1 Director) $42,500
Directors fees (4 Directors) $56,250
Pancell Pty Ltd $46,000
O'Loughlin's Lawyers $1,403

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A	Amount used $A
3.1	Loan facilities		
3.2	Credit standby arrangements		

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A	Previous quarter $A
4.1	Cash on hand and at bank	5,576,703	2,998,933
4.2	Deposits at call	222,914	77,215
4.3	Bank overdraft		
4.4	Other (provide details)		
	Total: cash at end of quarter (item 1.22)	5,799,617	3,076,148

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	N/A	N/A
5.2	Place of incorporation or registration	N/A	N/A
5.3	Consideration for acquisition or disposal	N/A	N/A
5.4	Total net assets	N/A	N/A
5.5	Nature of business	N/A	N/A

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does ~~/does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: .... Date: ....
(Director/Company secretary)

Print name: ....

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to

disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.



Living Cell Technologies Newsletter January 2005

Chairman's letter



Dear shareholder

The endorsement by the investment community of Living Cell Technologies' initial public offering (IPO) has been the financial highlight of 2004.

As the recently appointed Executive Chairman of LCT, I am extremely gratified, as are all of those associated with the operation and management of the company, with the outcome of our IPO in late August. LCT closed the offer after having raised a total of AU$6.36 million, with both retail and institutional investors indicating strong support. LCT ended 2004 in the top ten most successful listings across all sectors. It was also the most successful biotech listing against a large competitive field. On the strength of our IPO, LCT has been invited by the US government's BioGroup to present its strategy for success to early stage biotech companies in the US.

We are maintaining the momentum, having set in place arrangements for an Investigational New Drug (IND) application to the US Food and Drug Administration (FDA) for clinical trials of our treatment for diabetes, DiabeCell. We are fortunate in having gained the services of Dr Richard Kruger, who has considerable experience of dealings within the regulatory framework in the US, to assist us with the preparation of our application.

The study with diabetic non-human primates will be completed according to schedule at the end of January 2005. Data showing how the monkeys have responded to treatment with LCT's encapsulated islet cells will be compiled for reporting at an international scientific forum. LCT looks forward to releasing results to the public towards the end of the first quarter of 2005.

I am excited by my new role and I look forward to the year ahead.

Mick Yates, Executive Chairman

Investor highlights

LCT announced a number of significant scientific results during 2004 at international conferences and in research journals, as well as to the Australian Stock Exchange.

4 November

The long-term safety of pig cells transplanted to humans was confirmed in a study published in the Journal of Clinical Microbiology.

27 October

The implantation of insulin-producing islet cells into eight monkeys with diabetes had been completed for a trial in primates of DiabeCell, as required by the US FDA. Early indications showed distinct health benefits due to the islet implants.

11 October

Results published in NeuroReport and presented at the Society for Neuroscience conference in San Diego showed the brains of rats with an experimental condition resembling Huntington's disease and implanted with LCT's NeurotrophinCell showed 86 per cent less damage than those from rats that did not receive the implants.

7 September

LCT scientists announced at the International Transplantation Society in Vienna that liver cells implanted into mice using LCTs proprietary methods are safe. The encapsulated cells remained healthy over the three weeks of the study and did not lead to mmune rejection.



Safety of cells from pigs for the treatment of humans with diabetes confirmed

Since the late 1990s, when serious consideration was first given to the use of animal tissues to decrease the shortfall between the number of human tissue donors and the number of patients requiring tissue transplants, there have been questions of safety.

In particular, there has been concern expressed about the risk that patients receiving therapeutic implants containing pig cells may be infected with PERV (porcine endogenous retrovirus). LCT's publication in the November issue of the Journal of Clinical Microbiology demonstrated the long-term safety of implanted insulin-producing pig islets in people with type 1 diabetes.

Eighteen patients who had received pig islets were closely monitored for up to nine years post-transplantation. The islet transplants were well tolerated by all patients. Importantly, LCT used sensitive methods to show that no evidence of infection with viruses from pigs was found in any of them.

Pig islet transplantation is of particular interest to medical practitioners and patients alike, since implanted islets can replace the insulin-producing function of the pancreas which is lost in individuals with type 1 diabetes. The extremely limited availability of suitable human islets for transplantation makes the therapeutic use of pig islets an important alternative, particularly because pig insulin is almost identical to human insulin and has been used clinically since the early part of last century.

The publication refers to LCT's earlier preparations of islets. LCT now intends to conduct clinical trials in late 2005 with an improved product in accordance with the US FDA guidelines that are now in place.

LCT technology protects brains of an animal model of Huntington's disease

Huntington's disease is a devastating and fatal neurodegenerative condition that can be diagnosed by genetic analysis very early in life before symptoms appear, but for which there is no cure or treatment available.

In a world first, LCT implanted special brain cells which protected rats from the brain damage caused by an experimentally-induced Huntington's-like disease. Compared to rats that did not receive NeurotrophinCell, the LCT product under development, those that were treated showed 86 per cent less damage to the brain and also much better use of their limbs.

The implanted cells are taken from the region of the brain responsible for producing factors important for the health of nerve cells in the brain and spinal cord.

The findings have implications for the treatment of stroke patients, as they suggest that NeurotrophinCell may minimise damage to tissue deprived of oxygen, and restore some of the function lost as a result of brain damage from stroke.



Section of brains: Damage (white areas) caused by stroke in the brain from an untreated rat (left) is significantly more than in the brain of a rat with stroke but treated with NeurotrophinCell implant.

Company information

Australia

Roger Coats
COO - LCT Ltd
Tel +618 8179 2874
Fax +618 8179 2888
rcoats@lct.com.au

New Zealand

Prof Bob Elliott
Director LCT Ltd
Tel +64 9 276 2690
Fax +64 9 276 2691
belliott@lct.com.au

United States of America

Alfred Vasconcellos
CEO - LCT BioPharma Inc
Tel +1 401 821 3500
Fax +1 401 823 0466
a.vasconcellos@lct.com.au

160 Greenhill Road
Parkside 5063
South Australia

Tel +618 8179 2873
Fax +618 8179 2885
ABN 14 104 028 042

Living Cell
Technologies Ltd

Facsimile Transmission

To :	Company Announcements Office	**From :**	Sarah Toming.
Company :	ASX	**Date :**	29 November 2004
Fax No :	1900 999 279	**Pages :**	4 (including front cover)

Dear Company Announcements Office

Please find to follow a Form 604 for David Collinson which needs to be lodged. Unfortunately I am unable to turn this document into a PDF and lodge it electronically. Can you please lodge the form on behalf of Living Cell Technologies Ltd with the title "Notice of change of interests of substantial holder David Collinson".

If you have any queries I can be contacted on (08) 8179 2874.

Thank you
Sarah Toming

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Living Cell Technologies Limited
ACN/ARSN	14 104 028 042

1. Details of substantial holder (1)

Name	David Collinson Family Trust / David Collinson
ACN/ARSN (if applicable)	NZ Resident

There was a change in the interests of the substantial holder on	22/11/04
The previous notice was given to the company on	2/09/04
The previous notice was dated	2/09/04

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	9,377,656	11.72%	9,486,352	10.31%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
3/11/04	David Collinson Trust	Voting power reduced by placement	n/a	9,317,162 ordinary	11.65%
3/11/04	Miriam Collinson Trust	Voting power reduced by placement	n/a	60,494 ordinary	0.08%
22/11/04	David Collinson Trust	Purchase of Shares	$0.46	108,696 ordinary	0.12%

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
David Collinson Trust	David & Graham Collinson	David Collinson	Beneficiary of Trust	9,425,858 ordinary	10.24%
Miriam Collinson	David & Graham	David Collinson	Beneficiary of Trust	60,494 ordinary	0.07%

Trust	Collinson & Anna Nathan				

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
David Collinson	Trustee and Beneficiary of the trusts listed above

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
David Collinson	6a Birdwood Cresent, Parnell, Auckland

Signature

print name capacity Trustee

sign here date / /

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write

"unknown".

(8) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

160 Greenhill Road
Parkside 5063
South Australia

Tel +618 8179 2873
Fax +618 8179 2885
ABN 14 104 028 042

Living Cell
Technologies Ltd

Facsimile Transmission

To :	Company Announcements Office	**From :**	Sarah Toming.
Company :	ASX	**Date :**	29 November 2004
Fax No :	1900 999 279	**Pages :**	4 (including front cover)

LCT

Dear Company Announcements Office

Please find to follow a Form 604 for David Collinson which needs to be lodged. Unfortunately I am unable to turn this document into a PDF and lodge it electronically. Can you please lodge the form on behalf of Living Cell Technologies Ltd with the title "Notice of change of interests of substantial holder David Collinson".

If you have any queries I can be contacted on (08) 8179 2874.

Thank you
Sarah Toming

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Living Cell Technologies Limited
ACN/ARSN	14 104 028 042

1. Details of substantial holder (1)

Name	David Collinson Family Trust / David Collinson
ACN/ARSN (if applicable)	NZ Resident

There was a change in the interests of the substantial holder on	22/11/04
The previous notice was given to the company on	2/09/04
The previous notice was dated	2/09/04

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	9,377,656	11.72%	9,486,352	10.31%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
3/11/04	David Collinson Trust	Voting power reduced by placement	n/a	9,317,162 ordinary	11.65%
3/11/04	Miriam Collinson Trust	Voting power reduced by placement	n/a	60,494 ordinary	0.08%
22/11/04	David Collinson Trust	Purchase of Shares	$0.46	108,696 ordinary	0.12%

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
David Collinson Trust	David & Graham Collinson	David Collinson	Beneficiary of Trust	9,425,858 ordinary	10.24%
Miriam Collinson	David & Graham	David Collinson	Beneficiary of Trust	60,494 ordinary	0.07%

Trust	Collinson & Anna Nathan				

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
David Collinson	Trustee and Beneficiary of the trusts listed above

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
David Collinson	6a Birdwood Cresent, Parnell, Auckland

Signature

print name capacity Trustee

sign here date / /

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write

"unknown".

(8) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

160 Greenhill Road
Parkside 5063
South Australia

Tel +618 8179 2873
Fax +618 8179 2885
ABN 14 104 028 042

Living Cell Technologies Ltd

Facsimile Transmission

To :	Company Announcements Office	**From :**	Sarah Toming
Company :	ASX	**Date :**	29 November 2004
Fax No :	1900 999 279	**Pages :**	4 (including front cover)

LCT

Dear Company Announcements Office

Please find to follow a Form 604 for David Collinson which needs to be lodged. Unfortunately I am unable to turn this document into a PDF and lodge it electronically. Can you please lodge the form on behalf of Living Cell Technologies Ltd with the title "Notice of change of interests of substantial holder David Collinson".

If you have any queries I can be contacted on (08) 8179 2874.

Thank you
Sarah Toming

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Living Cell Technologies Limited
ACN/ARSN	14 104 028 042

1. Details of substantial holder (1)

Name	David Collinson Family Trust / David Collinson
ACN/ARSN (if applicable)	NZ Resident

There was a change in the interests of the substantial holder on	22/11/04
The previous notice was given to the company on	2/09/04
The previous notice was dated	2/09/04

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	9,377,656	11.72%	9,486,352	10.31%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
3/11/04	David Collinson Trust	Voting power reduced by placement	n/a	9,317,162 ordinary	11.65%
3/11/04	Miriam Collinson Trust	Voting power reduced by placement	n/a	60,494 ordinary	0.08%
22/11/04	David Collinson Trust	Purchase of Shares	$0.46	108,696 ordinary	0.12%

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
David Collinson Trust	David & Graham Collinson	David Collinson	Beneficiary of Trust	9,425,858 ordinary	10.24%
Miriam Collinson	David & Graham	David Collinson	Beneficiary of Trust	60,494 ordinary	0.07%

Trust	Collinson & Anna Nathan				

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
David Collinson	Trustee and Beneficiary of the trusts listed above

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
David Collinson	6a Birdwood Cresent, Parnell, Auckland

Signature

print name capacity Trustee

sign here date / /

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write

"unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Living Cell Technologies Limited	
ABN 14 104 028 042	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David Collinson
Date of last notice	6 September 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Off market purchase of Ordinary Shares
Date of change	22 November 2004
No. of securities held prior to change	9,377,656 Ordinary Shares 2,123,300 Options
Class	Ordinary Shares
Number acquired	108,696 Ordinary Shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$50,000
No. of securities held after change	9,486,352 Ordinary Shares 2,123,300 Options

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares purchased Off Market Trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	No change
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

160 Greenhill Road
Parkside 5063
South Australia

Tel +618 8179 2873
Fax +618 8179 2885
ABN 14 104 028 042

Living Cell
Technologies Ltd

Facsimile Transmission

To :	Company Announcements Office	**From :**	Sarah Toming
Company :	ASX	**Date :**	22 November 2004
Fax No :	1900 999 279	**Pages :**	2 (including front cover)

LCT

Dear Company Announcements Office

Please find to follow Form 604 which I could not convert to a PDF and elodge on ASX Online. Can you please lodge Form 604 on behalf of Living Cell Technologies Ltd. Title "Notice of change of interests of substantial holder K One W One/Foundation Services".

Thank you
Sarah Toming

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Living Cell Technologies Limited
ACN/ARSN	14 104 028 042

1. Details of substantial holder (1)

Name	K One W One Ltd / Foundation Services Ltd
ACN/ARSN (if applicable)	NZ Resident

There was a change in the interests of the substantial holder on	3/11/04
The previous notice was given to the company on	2/09/04
The previous notice was dated	2/09/04

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	12,329,061	15.41%	12,329,061	13.39%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
3/11/04	K One W One Ltd	Voting power reduced by placement	n/a	7,351,435 ordinary	9.19%
3/11/04	Foundation Services Ltd	of shares by	n/a	4,977,626 ordinary	6.22%
		the company			

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
K one W one Ltd	K One W One Ltd	K One W One Ltd	Holder on own account	7,351,435 ordinary	7.99%
Foundation Services Ltd	Foundation Services Ltd	Foundation Services Ltd	Holder on own account	4,977,626 ordinary	5.41%

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
n/a	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
K One W One Ltd	c/o BDO Spicers, PO Box 2219, Auckland NZ
Foundation Services Ltd	PO Box 33181, Takapuna, NZ

Signature

print name		capacity	Director of K One W One Ltd and Foundation Services Ltd
sign here		date	/ /

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Living Cell Technologies Limited**
ABN	**14 104 028 042**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Alfred Vasconcellos
Date of appointment	28 October 2004

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities 115,031 Ordinary Shares 525,000 Options issued under the directors and staff option plan

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Employment Contract as summarised in the prospectus dated 14 may 2004
Nature of interest	Executive Employee
Name of registered holder (if issued securities)	n/a
No. and class of securities to which interest relates	n/a

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Living Cell Technologies Limited**
ABN	**14 104 028 042**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Simon O'Loughlin
Date of last notice	6 September 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Options issued under the Directors and Employees Option Plan
Date of change	15 November
No. of securities held prior to change	Nil
Class	Options
Number acquired	150,000 Options
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil
No. of securities held after change	150,000 Options

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Options issued under the Directors and Employees Option Plan as detailed in the notice of AGM

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

160 Greenhill Road
Parkside 5063
South Australia

Tel +618 8179 2873
Fax +618 8179 2885
ABN 14 104 028 042

Living Cell
Technologies Ltd

COMPANY ANNOUNCEMENT

Long-term safety of transplanted pig cells to humans confirmed

4 November 2004, Australia:

Living Cell Technologies Limited (ASX: LCT) has published a paper in the November issue of the *Journal of Clinical Microbiology* which demonstrates the long-term safety of transplanted insulin-producing pig islets in people with type 1 diabetes.

LCT monitored 18 human patients who had received pig islets for up to nine years post-transplantation. The data showed that the islet transplants were well tolerated by all patients and that none of the patients were infected with viruses from pigs.

"This new evidence confirming the safety of pig islet transplantation goes a long way toward alleviating the concern that dormant viruses of pig origin may become active in patients who receive transplants," said Professor Bob Elliott, LCT's Medical Director.

Pig islet transplantation is of particular interest to medical practitioners and patients alike, since implanted islets can replace the insulin-producing function of the pancreas which is lost in individuals with type I diabetes. The extremely limited availability of suitable human islets for transplantation makes the therapeutic use of pig islets an important alternative, particularly because pig insulin is almost identical to human insulin and has been used clinically since the early part of last century.

Since the late 1990s there have been questions about the risk that recipients of therapeutic implants containing pig cells may become infected with PERV (porcine endogenous retrovirus).

All cells, including human cells, have species-specific endogenous retroviruses. While PERV has been found in the genetic material of all pigs, there is no evidence to date that pig viruses have infected any of the 200 or so humans who have been exposed to cells derived from pigs.

Using sensitive methods for the detection of pig viruses (including PERV), LCT, which is considered to have one of the world's leading groups in the field of pig virology, found no evidence of infection by pig viruses in plasma or white blood cells taken from the patients.

ENDS

About LCT - www.lct.com.au

LCT is an ASX listed biotechnology company (ASX:LCT).

Living Cell Technologies Ltd (LCT) began its business to develop and commercialise cell therapies for the treatment of a wide variety of diseases in 1987. The company's headquarters are in Sydney, New South Wales with a research and technology unit in Auckland, New Zealand and a product development unit in Rhode Island, US.

LCT's technology has potential application for the treatment of any condition caused by a deficiency of specific cell function. The company has three products under development – NeurotrophinCell for Huntington's and stroke, Fac8Cell for haemophilia and DiabeCell for diabetes.

Media Information	**Company Information - AUS**	**US**	**NZ**
Rebecca Christie Buchan Tel: +612 9293 2836 Mobile +61 417382391 rchristie@bcg.com.au	Roger Coats COO - LCT Ltd Tel: +618 8179 2874 Fax: +618 8179 2885 r.coats@lct.com.au	Dr. Alfred Vasconcellos CEO - LCT BioPharma Inc Tel: +1 401-821-3500 Fax: +1 401-823-0466 a.vasconcellos@lct.com.au	Prof Bob Elliott Medical Director LCT Ltd Tel: +64 9276 2690 Fax: +64 9276 2691 r.elliott@lct.com.au

160 Greenhill Road
Parkside 5063
South Australia

Tel +618 8179 2873
Fax +618 8179 2885
ABN 14 104 028 042

Living Cell
Technologies Ltd

Friday, 29 October 2004

Change of registered Address and Company Secretary

Living Cell Technologies Limited is moving its registered office from Adelaide to Sydney. As a result the Board advises the following:

- the registered office and principal place of business has been changed to
  Suite 1101
  37 Bligh Street
  Sydney NSW 2000
  Facsimile 02 92231785
- the resignation of Christopher Fennell as Company Secretary; and
- the appointment of Roger Coats as Company Secretary.

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Living Cell Technologies Limited

ABN	Quarter ended ("current quarter")
14 104 028 042	30 September, 2004

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A	Year to date (3 months) $A
1.1	Receipts from customers	36,970	36,970
1.2	Payments for (a) staff costs	(165,297)	(165,297)
	(b) advertising and marketing	(30,485)	(30,485)
	(c) research/product	(786,497)	(786,497)
	development	(744)	(744)
	(d) leased assets	(819,119)	(819,119)
	(e) other working capital		
1.3	Dividends received	313	313
1.4	Interest and other items of a similar nature received	22,385	22,385
1.5	Interest and other costs of finance paid		
1.6	Income taxes paid		
1.7	Other (provide details if material)		
	Net operating cash flows	(1,742,474)	(1,742,474)

+ See chapter 19 for defined terms.

		Current quarter $A	Year to date (3 months) $A
1.8	Net operating cash flows (carried forward)	**(1,742,474)**	**(1,742,474)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) Intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets	(5,495)	(5,495)
1.10	Proceeds from disposal of: (item 5)		
	(a) businesses		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.11	Loans to other entities		
1.12	Loans repaid by other entities	18,984	18,984
1.13	Other (provide details if material)		
	Net investing cash flows	13,489	13,489
1.14	**Total operating and investing cash flows**	(1,728,985)	(1,728,985)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	6,264,295	6,264,295
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings		
1.18	Repayment of borrowings	(1,501,301)	(1,501,301)
1.19	Dividends paid		
1.20	Payment of share capital raising costs	(452,097)	(452,097)
	Net financing cash flows	4,310,897	4,310,897
	Net increase (decrease) in cash held	2,581,912	2,581,912
1.21	Cash at beginning of year to date	485,730	485,730
1.22	Exchange rate adjustments to item 1.20		
1.23	**Cash at end of quarter**	3,067,642	3,067,642

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	$177,975
1.25	Aggregate amount of loans to the parties included in item 1.11	(18,984)

1.26 Explanation necessary for an understanding of the transactions

New Zealand Directors salaries (2 Directors) $53,177
Australian Directors salaries (1 Director) $42,500
Directors fees (4 Directors) $82,298 of which $33,049 relates to services provided prior 30 June 2004

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities		
3.2	Credit standby arrangements		

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	2,998,933	485,730
4.2	Deposits at call	77,215	-
4.3	Bank overdraft		
4.4	Other (provide details)		
	Total: cash at end of quarter (item 1.22)	3,076,148	485,730

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	N/A	N/A
5.2	Place of incorporation or registration	N/A	N/A
5.3	Consideration for acquisition or disposal	N/A	N/A
5.4	Total net assets	N/A	N/A
5.5	Nature of business	N/A	N/A

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /does not* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: .... Date: ....
(Director/Company secretary)

Print name: ....

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

28-Oct-04

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Annual General Meeting
LIVING CELL TECHNOLOGIES LIMITED

As required by section 251AA(2) of the Corporations Act the following statistics are provided in respect to each motion on the agenda. In respect to each motion the total number of votes exercisable by all validly appointed proxies was:

Adoption of Financial Report

❑ Votes where the proxy directed to vote 'for' the motion	5,586,708
❑ Votes where the proxy was directed to vote 'against' the motion	0
❑ Votes where the proxy may exercise a discretion how to vote	13,257,940
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	44,873

The results of voting on each motion is as follows:

The motion was carried on a show of hands as an ordinary resolution

Election of A V Vasconcellos

❑ Votes where the proxy directed to vote 'for' the motion	5,572,146
❑ Votes where the proxy was directed to vote 'against' the motion	10,000
❑ Votes where the proxy may exercise a discretion how to vote	13,266,940
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	40,435

The motion was carried on a show of hands as an ordinary resolution

Re-election of M A Yates

❑ Votes where the proxy directed to vote 'for' the motion	5,542,273

❑ Votes where the proxy was directed to vote 'against' the motion	29,873
❑ Votes where the proxy may exercise a discretion how to vote	13,286,940

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 30,435

The results of voting on each motion is as follows:

The motion was carried on a show of hands as an ordinary resolution

Re-election of D A Collinson

❑ Votes where the proxy directed to vote 'for' the motion	5,622,581
❑ Votes where the proxy was directed to vote 'against' the motion	0
❑ Votes where the proxy may exercise a discretion how to vote	13,266,940

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 0

The results of voting on each motion is as follows:

The motion was carried on a show of hands as an ordinary resolution

Re-election of R B Elliott

❑ Votes where the proxy directed to vote 'for' the motion	5,632,146
❑ Votes where the proxy was directed to vote 'against' the motion	0
❑ Votes where the proxy may exercise a discretion how to vote	13,226,940

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 30,435

The results of voting on each motion is as follows:

The motion was carried on a show of hands as an ordinary resolution

Re-election of S T O'Loughlin

❑ Votes where the proxy directed to vote 'for' the motion	5,550,237
❑ Votes where the proxy was directed to vote 'against' the motion	31,909
❑ Votes where the proxy may exercise a discretion how to vote	13,266,940

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	40,435

The results of voting on each motion is as follows:

The motion was carried on a show of hands as an ordinary resolution

Re-election of R G Coats

❑	Votes where the proxy directed to vote 'for' the motion	5,613,146
❑	Votes where the proxy was directed to vote 'against' the motion	0
❑	Votes where the proxy may exercise a discretion how to vote	13,245,940

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	30,435

The results of voting on each motion is as follows:

The motion was carried on a show of hands as an ordinary resolution

Approval of directors and Employees Share Option Plan

❑	Votes where the proxy directed to vote 'for' the motion	4,773,273
❑	Votes where the proxy was directed to vote 'against' the motion	854,435
❑	Votes where the proxy may exercise a discretion how to vote	13,118,412

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	29,873

The results of voting on each motion is as follows:

The motion was carried on a show of hands as an ordinary resolution

Issue options to M Yates, S O'Loughlin and A Vasconcellos

❑	Votes where the proxy directed to vote 'for' the motion	4,724,773
❑	Votes where the proxy was directed to vote 'against' the motion	831,000
❑	Votes where the proxy may exercise a discretion how to vote	13,118,412

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	101,808

The results of voting on each motion is as follows:

The motion was carried on a show of hands as an ordinary resolution

Yours sincerely

Chris Fennell
Company Secretary

160 Greenhill Road
Parkside 5063
South Australia

Tel +618 8179 2873
Fax +618 8179 2885
ABN 14 104 028 042

Living Cell
Technologies Ltd

28 October 2004

ANNUAL GENERAL MEETING

CHAIRMAN'S ADDRESS

I would like to welcome everyone and thank you for coming here today. I would also like to thank you for your continued support and confidence in Living Cell Technologies. The Board of LCT feels positive about our progress, and, since listing on the Australian Stock Exchange, we frankly are pleased with the response from the marketplace.

You will hear shortly from Professor Bob Elliott on our science progress and from our CEO, David Collinson on our commercialisation agenda. I do not want to repeat what they will relay in their comments, especially as I read in Tuesday's Australian that "boring" and long winded Chairman's speeches are a feature of this year's AGM season.

But I do want to stress a few things.

First, I think it is important to realise the importance of biotechnology to real drug development. In the period 1990 to 1995, biotech derived products were only 17% of all drugs approved in the USA by the Food and Drug Administration. In 2001, they comprised 67% of all approved drugs. The one thing that is certain is that this number will only increase, as biotech allows much better screening and targeting of drugs. LCT expects to be part of that growing and successful group.

Second, and as you will hear later, your Board believes we are well on track to meet the milestones towards commercialization we laid out in our prospectus.

Third, I was personally very excited and in fact honoured to be invited to Chair LCT. The company's well established science base is highly regarded, and our commercial structuring is very promising. The high degree of integration of our functions (from pig farms, to advanced laboratories, to delivery systems) and the consequent capabilities is in fact probably unique in the biotech world.

Fourth, and given my background in global companies, I was especially pleased that LCT is already global. We have strong teams in New Zealand, Australia and the USA, as well as significant partnerships in Europe. This means that we can tap into the best the world can offer in the many fields appropriate to our business. I am certain that LCT's globalization will increase over the coming years, and be a major competitive advantage.

LCT

Thus, and as I have mentioned to some of you, I really believe the company has a great future, worthy of commitment of time and money.

Today we are a small global company with a world class team of dedicated people, delivering some very promising science.

Tomorrow, your Board believes we can be a large global company, delivering new and breakthrough products to meet unmet patient needs.

Yet throughout, LCT's commitment to excellence in all we do will be unchanged.

In particular I want to publicly thank all of the dedicated men and women of LCT for their work of the past years, and acknowledge the importance of their future contributions.

In closing, I would be remiss if I did not re-state LCT's fundamental commitments.

1. Our principal mission is to help millions of people around the world better deal with their debilitating diseases, without the compromise of immuno-suppressant drugs.

2. Second, and by delivering on this goal, LCT will deliver superior shareholder value, practiced with excellent corporate governance.

I hope you find this first AGM of interest, and I equally hope we can be worthy of your continued support over the coming years.

Now, I would like to ask Professor Bob Elliot, our co-founder and current medical Director to update us on LCT's science progress followed by the CEO David Collinson to update us on LCT's commercialization programs.

Ladies and gentlemen, thank you very much for being with us today.

Mick Yates

Chairman

28 October 2004

160 Greenhill Road
Parkside 5063
South Australia

Tel +618 8179 2873
Fax +618 8179 2885
ABN 14 104 028 042

Living Cell
Technologies Ltd

COMPANY STATEMENT:

LCT completes treatment phase of their pre-clinical study to treat diabetes

October 27, 2004, Australia:

Living Cell Technologies (ASX: LCT) announced that the Company has completed the transplantation of its DiaBCell diabetes product in what it believes is the world's largest controlled diabetic primate pre-clinical study of its kind. LCT is currently developing DiaBCell, which is designed to provide long-term diabetes therapy by transplanting insulin-producing cells called islets.

The DiaBCell study enrolled 16 cynomologous monkeys with diabetes, eight of which randomly received an implant of LCT's proprietary encapsulated islets while the remaining eight received empty capsules devoid of cells. The monkeys receive care and monitoring as would human diabetes patients with blood sugar levels tested regularly and insulin injections given if required to keep blood sugar at safe, healthy levels.

"We are eagerly awaiting the completion of this study to see whether the early indicators of the monkeys' health are supported in the longer term," said Professor Bob Elliott, Medical Director of LCT. "We expect to be in a position to announce the final results of the study early in 2005."

Controlled primate studies demonstrating safety and efficacy are an important part of the information required by regulatory bodies such as the US Food and Drug Administration (FDA) before allowing trials in humans with type 1 diabetes.

A preliminary study presented earlier this year by Professor Elliot at the International Transplantation Association meeting in Vienna demonstrated that DiaBCell is well-tolerated by healthy non-diabetic monkeys and that eight weeks after transplantation, insulin-producing islet cells protected by the gel capsules were both healthy and functional.

DiaBCell uses its micro-gel coating to protect the transplanted living islets from damage by the recipient's immune system. Islets are the specialised cell groups in the pancreas, which produce and secrete insulin into the blood in response to increased glucose levels such as occurs after a meal. In a tightly regulated process, the increased glucose stimulates the islets to produce insulin, the insulin signals the body's tissues, to take up glucose as a source of energy, causing the blood glucose levels to decrease. When blood glucose returns to normal levels, the stimulated secretion of insulin by the islet automatically stops.

ENDS

About LCT - www.lct.com.au

LCT is an ASX listed biotechnology company (ASX:LCT). Living Cell Technologies Ltd (LCT) began its business to develop and commercialise cell therapies for the treatment of a wide variety of diseases in 1987. The company's headquarters are in Adelaide, South Australia with a research and technology unit in New Zealand and a product development unit in Rhode Island, US. LCT's technology has potential application for the treatment of any condition caused by a deficiency of specific cell function. The company has three products under development – NeurotrophinCell for Huntington's and stroke, Fac8Cell for haemophilia and DiaBCell for diabetes.

LCT

Media Information	Company Information - AUS	US	NZ
Rebecca Christie Buchan Tel: +612 9293 2836 Mobile +61 417 382 391 rchristie@bcg.com.au	Roger Coats COO - LCT Ltd Tel: +618 8179 2874 Fax: +618 8179 2885 r.coats@lct.com.au	Alfred Vasconcellos CEO - LCT BioPharma Inc Tel: +1 401-821-3500 Fax: +1 401-823-0466 a.vasconcellos@lct.com.au	Prof Bob Elliott Medical Director LCT Ltd Tel: +64 9276 2690 Fax: +64 9276 2691 r.elliott@lct.com.au

160 Greenhill Road
Parkside 5063
South Australia

Tel +618 8179 2873
Fax +618 8179 2885
ABN 14 104 028 042

Living Cell
Technologies Ltd

COMPANY ANNOUNCEMENT

LIVING CELL TECHNOLOGIES LIMITED PLACEMENT TO EXTEND R & D INCLUDING HUNTINGTON'S DISEASE

12 October 2004, Australia:

Share Placement

Living Cell Technologies Limited (ASX: **LCT**) is pleased to announce a raising of approximately $4.8 million in new equity through a placement of approximately 12.0 million fully paid ordinary shares at $0.40 per share. The average weighted price at which the shares have traded over the last 5 business days is $0.45.

The placement has been arranged by Taylor Collison Limited (**"Taylor Collison"**) to a number of Australian and USA institutional and professional investors.

The funds raised from the issue are to be used by LCT primarily for working capital purposes and undertake further research programmes into Huntington's disease.

Any shares issued in the placement will rank equally with existing ordinary shares on issue.

LCT has complied and is in compliance with its continuous disclosure and reporting obligations.

David Collinson – Managing Director

For further information, please contact:

Mr David Collinson
Managing Director
Living Cell Technologies Limited

Ph: 0011 64 2192 1130

Mr Craig Ball
Director
Taylor Collison Limited

Ph: 08 8212 2688

160 Greenhill Road
Parkside 5063
South Australia

Tel +618 8179 2873
Fax +618 8179 2885
ABN 14 104 028 042

Living Cell
Technologies Ltd

COMPANY ANNOUNCEMENT

LCT treatment protects the brain from damage by Huntington's disease

11 October 2004, Australia:

Living Cell Technologies (ASX: LCT), released results of pre-clinical studies demonstrating that its specialised therapy protects nerve cells in the brain from damage caused by conditions similar to Huntington's disease. Animals receiving LCT's treatment, NeurotrophinCell, showed 86 per cent less damage to the brain and showed dramatically improved use of their limbs.

This is the first time that technology of this kind has been proven in a controlled pre-clinical setting to prevent the degeneration of the brain due to Huntington's disease-like conditions. The details and data are to be presented at the October Society for Neuroscience conference in San Diego and published in *NeuroReport*.

Huntington's disease is a devastating and fatal neurodegenerative condition that can be diagnosed very early in life, before symptoms appear, but for which there is no cure or intervention strategy available.

"These findings have major implications for enabling treatment of human neurodegenerative diseases such as Huntington's and stroke," said Dr. Dwaine Emerich, VP of Research at LCT's US operations, LCT BioPharma Inc, and co-author of the paper detailing the findings.

"What we have done is successfully implant new choroid plexus cells (the cells that produce cerebral spinal fluid and a number of factors important for the health and survival of the brain) thereby protecting specific areas of the brain from damage" continued Dr. Emerich.

In LCT's proprietary product, NeurotrophinCell, the choroid plexus cells are encapsulated in a clear capsule derived from algae. This encapsulation hides the cells from the patient's immune system yet allows the cells to receive nutrients and chemical signals necessary for functionality and survival."

"NeurotrophinCell has effectively shown the ability of LCT's technology, to protect brain tissue that would otherwise die, potentially forestalling or preventing the debilitating consequences of this disease," said Alfred Vasconcellos, LCT BioPharma's CEO. "Although we are very focused on completing these safety and efficacy studies we are fully aware of the broad potential of NeurotrophinCell and our associated intellectual property."

ENDS

About Living Cell Technologies
www.lct.com.au

LCT is an ASX listed biotechnology company (ASX:LCT).

LCT

Living Cell Technologies Ltd (LCT) began its business to develop and commercialise cell therapies for the treatment of a wide variety of diseases in 1987. The company is headquartered in Adelaide, South Australia with operating companies in New Zealand and Rhode Island, US.

LCT's technology has potential application for the treatment of conditions caused by a deficiency of specific cell function. The company has three products under development – NeurotrophinCell for Huntington's, Fac8Cell for haemophilia and DiabeCell for diabetes.

NeurotrophinCell

Cells of the choroid plexus produce the fluid and growth factors that surround and bathe the brain. Findings published in *NeuroReport* October 2004 detailed the transplant of encapsulated cells into an animal model of Huntington's disease. These pre-clinical studies demonstrated that placement of NeurotrophinCell near endangered nerve tissue will deliver therapeutic factors which protect cells that would otherwise die.

Huntington's disease

Huntington's disease is an inherited brain disorder that affects both body and mind. Usually diagnosed between ages 35 and 50, Huntington's affects about 1 in 10,000 people and has no cure or treatment. Children with a parent with Huntington's have a 50% chance of inheriting the disease.

Media Information	Company Information - AUS	US	NZ
Rebecca Christie Buchan Tel: +612 9293 2836 Mobile +61 417382391 rchristie@bcg.com.au	Roger Coats COO - LCT Ltd Tel: +618 8179 2874 Fax: +618 8179 2885 r.coats@lct.com.au	Dr. Alfred Vasconcellos CEO - LCT BioPharma Inc Tel: +1 401-821-3500 Fax: +1 401-823-0466 a.vasconcellos@lct.com.au	Prof Bob Elliott Medical Director LCT Ltd Tel: +64 9276 2690 Fax: +64 9276 2691 r.elliott@lct.com.au

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Living Cell Technologies Ltd
ACN/ARSN	104 028 042

1. Details of substantial holder (1)

Name	David Collinson Family Trust/David Collinson
ACN/ARSN (if applicable)	N2 Resident Trusts

The holder became a substantial holder on 24/01/2004

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary	9,317,162	9,317,162	11.65%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
David Collinson	Beneficiary of David Collinson Family Trust	9,317,162 ordinary shares
David Collinson	Beneficiary of Miriam Collinson Trust	60,494 ordinary shares

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
David Collinson Family Trust	David & Graeme Collinson	David Collinson Family Trust	9,317,162 ordinary shares
Miriam Collinson Trust	David Collinson Graeme Collinson Anna Nathan	Miriam Collinson Trust	60,494 ordinary shares

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
N/A				

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
David Collinson	Trustee & Beneficiary

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
David Collinson	6A Birdwood Crescent, Parnell, Auckland

Signature

print name David Allan Collinson capacity TRUSTEE

sign here [signature] date 14/09/04

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Living Cell Technologies Limited**
ABN 14 104 028 042	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Roger G Coats
Date of last notice	6 September 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	6 September 2004
No. of securities held prior to change	169,543
Class	Ordinary Shares
Number acquired	23,457
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5,390
No. of securities held after change	193,000

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Living Cell Technologies Limited**
ABN	**14 104 028 042**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Roger Glen Coats
Date of appointment	15 January 2004

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities Options – Class B 1,489,720

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest. **Dayzone Pty Ltd – Director**	**Number & class of Securities** 169,543 Ordinary Shares

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Living Cell Technologies Limited**
ABN	**14 104 028 042**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David Allan Collinson
Date of appointment	15 January 2004

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities	
Options – Class B	1,485,800
Options – Class A	637,500
Ordinary Shares	9,377,656

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	**Purchase agreement with Pancell Ltd.** Pancell Ltd supplies donor animal for two of LCT's products. LCT and Pancell entered into an option agreement on 23 April 2003 providing LCT with an option to purchase either the all the assets or all the shares of Pancell Ltd for the sum of NZ$300,000 in cash or ordinary shares in LCT (increasing by NZ$12,000 per month from 14 Jan 2004).
Nature of interest	David Collinson is a director and shareholder of Pancell Ltd. The shareholding is valued at A$121,268 as above as at 1 September 2004.
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	Ordinary Shares

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Living Cell Technologies Limited**
ABN	**14 104 028 042**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael Yates
Date of appointment	12 May 2004

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Ordinary Shares 707,214

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Living Cell Technologies Limited**
ABN	**14 104 028 042**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Robert Bartlett Elliott
Date of appointment	15 January 2004

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities	
Options – Class B	1,485,800
Options – Class A	637,500
Ordinary Shares	1,862,638

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	**Purchase agreement with Pancell Ltd.** Pancell Ltd supplies donor animal for two of LCT's products. LCT and Pancell entered into an option agreement on 23 April 2003 providing LCT with an option to purchase either the all the assets or all the shares of Pancell Ltd for the sum of NZ$300,000 in cash or ordinary shares in LCT (increasing by NZ$12,000 per month from 14 Jan 2004).
Nature of interest	Robert Elliott is a director and shareholder of Pancell Ltd. The shareholding is valued at A$121,268 as above as at 1 September 2004.
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	Ordinary Shares

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Living Cell Technologies Limited**
ABN	**14 104 028 042**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Simon O'Loughlin
Date of appointment	12 May 2004

Part 1 - Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities Nil

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

160 Greenhill Road
Parkside 5063
South Australia

Tel +618 8179 2873
Fax +618 8179 2885
ABN 14 104 028 042

Living Cell
Technologies Ltd

COMPANY ANNOUNCEMENT

Tuesday 7 September 2004, Australia:

LCT scientists report successful cell implantation at international meeting: potential therapeutic use in humans to treat haemophilia

(ASX:LCT)

Scientists from Living Cell Technologies (ASX: LCT) are reporting today at a meeting of the International Transplantation Society in Vienna their success with maintaining healthy implanted liver cells, without the need for immunosuppression.

The cells from specially-bred newborn piglets were implanted in specially-designed immune barriers consisting of a small, membrane-bound chamber that effectively hides the cells within from the immune system while allowing the free passage in and out of small nutrient molecules, oxygen and products from the cells.

The LCT scientists were able to maintain and grow the liver cells for three weeks in culture and then show that the cells remained healthy and functional for eight weeks (the longest time tested in the pilot study) after implantation into the abdomen of recipient mice.

The ability to perform cell implants without the need for anti-rejection drugs is a major technological step in transplantation because existing drugs for immunosuppression are associated with unpleasant side effects and must be taken for life.

"Significantly, the technology is not limited to the liver. LCT is developing applications to treat the loss of insulin-producing cells in the pancreas or brain cells as a result of stroke and Huntington's disease."

Implantation of liver cells is a potential therapeutic approach to the treatment of haemophilia and other disorders that interfere with normal liver function. The implanted cells continued to produce the clotting Factor VIII, the defective protein in haemophilia.

ENDS

About LCT - www.lct.com.au

LCT is an ASX listed biotechnology company (ASX:LCT).
Living Cell Technologies Ltd (LCT) began its business to develop and commercialise cell therapies for the treatment of a wide variety of diseases in 1987. The company's headquarters are in Adelaide, South Australia with a research and technology unit in New Zealand and a product development unit in Rhode Island, US. LCT's technology has potential application for the treatment of any condition caused by a deficiency of specific cell function. The company has three products under development – NeurotrophinCell for Huntington's and stroke, Fac8Cell for haemophilia and DiabeCell for diabetes.

Media Information	Company Information - AUS	US	NZ
Kate Mazoudier Buchan Tel: +613 9866 4722 Mobile +61 403497424 kmazoudier@bcg.com.au	Roger Coats COO - LCT Ltd Tel: +618 8179 2874 Fax: +618 8179 2885 r.coats@lct.com.au	Alfred Vasconcellos CEO - LCT BioPharma Inc Tel: +1 401-821-3500 Fax: +1 401-823-0466 a.vasconcellos@lct.com.au	Prof Bob Elliott Medical Director LCT Ltd Tel: +64 9276 2690 Fax: +64 9276 2691 r.elliott@lct.com.au

160 Greenhill Road
Parkside 5063
South Australia

Tel +618 8179 2873
Fax +618 8179 2885
ABN 14 104 028 042

Living Cell
Technologies Ltd

COMPANY ANNOUNCEMENT

Tuesday 7 September 2004, Australia:

LCT diabetes treatment successful in pre-clinical trials

(ASX:LCT)

Scientists from Living Cell Technologies (LCT) are reporting today at the International Transplantation Society Conference in Vienna that they had successfully implanted insulin-producing cells (islets) into diabetic mice and healthy monkeys. This proof of principle demonstration paves the way for the scientists to confidently continue their work in diabetic monkeys with a view to developing this technology for therapeutic use in humans.

The scientists have shown that islet cells transplanted from young pigs were able to replace the need for insulin in mice with diabetes in the eight-week study. The same cell implants were shown to survive for eight weeks in healthy monkeys. At the end of the study, the animals showed no signs of viral infection from the implanted cells.

Two methods were used to place the cells behind 'barriers' to the immune system of the recipient animals before implantation into the abdomen of the animals. The first used LCT's proprietary method of encapsulating cells inside a type of polysaccharide from seaweed called alginate, which allows the passage of small nutrients and products, but excludes large molecules and cells. The second method involved transfer of the cells to a commercial device which allows large as well as small molecules to move freely in and out, but prevents the passage of cells.

"The ability of the implanted cells to supply the insulin for the eight weeks of the study indicates the importance of extending the research into this type of cell-based therapy," said Professor Bob Elliott, medical director of LCT.

"Importantly, the animals that received transplants showed no signs of immune rejection of the 'foreign' cells, despite the fact that they received no immunosuppressive treatment. Our finding that the cells were well-tolerated by healthy monkeys paved the way for us to progress the work to monkeys with diabetes," he said.

LCT's scientists sourced the cells from a unique strain of New Zealand pigs of high health status to overcome the concern that endemic viruses from pigs might infect the recipient animals. None of the animals treated with LCT cells showed evidence of infection with pig viruses at the end of the studies.

ENDS

About LCT - www.lct.com.au

LCT is an ASX listed biotechnology company (ASX:LCT).

Living Cell Technologies Ltd (LCT) began its business to develop and commercialise cell therapies for the treatment of a wide variety of diseases in 1987. The company's headquarters are in Adelaide, South Australia with a research and technology unit in New Zealand and a product development unit in Rhode Island, US.

LCT's technology has potential application for the treatment of any condition caused by a deficiency of specific cell function. The company has three products under development – NeurotrophinCell for Huntington's and stroke, Fac8Cell for haemophilia and DiabeCell for diabetes.

Media Information	Company Information - AUS	US	NZ
Kate Mazoudier Buchan Tel: +613 9866 4722 Mobile +61 403497424 kmazoudier@bcg.com.au	Roger Coats COO - LCT Ltd Tel: +618 8179 2874 Fax: +618 8179 2885 r.coats@lct.com.au	Alfred Vasconcellos CEO - LCT BioPharma Inc Tel: +1 401-821-3500 Fax: +1 401-823-0466 a.vasconcellos@lct.com.au	Prof Bob Elliott Medical Director LCT Ltd Tel: +64 9276 2690 Fax: +64 9276 2691 r.elliott@lct.com.au

LIVING CELL TECHNOLOGIES LTD

Preliminary Final Report (Listing Rule 4.3A)

For the period 17 March, 2003 to 30 June, 2004

ABN 14 104 028 042

1. Details of the reporting period and the previous corresponding reporting period.

The reporting period is the period from 17 March, 2003 to 30 June, 2004. The extended reporting period is due to the incorporation of the parent entity on the 17 March, 2003, as determined by the directors, pursuant to Section 323 D (1) of the Corporations Act 2001.

2. Results for Announcement to the Market

	Up/ Down	Percentage %		$A
Revenue from Ordinary Activities	Up	*N/A	to	101,472
Profit/(Loss) from Ordinary Activities Attributable to Members	Down	*N/A	to	(10,301,582)
Profit/(Loss) Attributable to Members	Down	*N/A	to	(10,301,582)

* N/A – As this is the first financial year of operations a percentage increase or decrease can not be calculated.

Dividends	Amount per Security	Franked Amount per Security
Interim Dividend	$Nil	$Nil
Final Dividend	$Nil	$Nil

No dividends were paid or declared in respect to the 15 months ended 30th June, 2004.

3. Statement of Financial Performance

As this is the first reporting period for Living Cell Technologies Ltd the company is unable to provide comparative figures for the previous corresponding period.

PERIOD BEGINNING 17 MARCH 2003 AND ENDED 30 JUNE 2004	Notes	ECONOMIC ENTITY 2004 $	PARENT COMPANY 2004 $
REVENUE FROM ORDINARY ACTIVITIES	2	101,472	23,209
Depreciation and amortisation expenses	3	(53,870)	-
Borrowing costs expense	3	(23,015)	(23,015)
Salaries and employee benefits expense		(916,498)	(59,784)
Other expenses from ordinary activities		(9,409,671)	(9,720,182)
PROFIT (LOSS) FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE		(10,301,582)	(9,779,772)
PROFIT (LOSS) FROM ORDINARY ACTIVITIES AFTER INCOME TAX EXPENSE		(10,301,582)	(9,779,772)
NET PROFIT (LOSS)		(10,301,582)	(9,779,772)
NET PROFIT (LOSS) ATTRIBUTABLE TO MEMBERS OF THE PARENT ENTITY	18	(10,301,582)	(9,779,772)
TOTAL CHANGES IN EQUITY OTHER THAN THOSE RESULTING FROM TRANSACTIONS WITH OWNERS AS OWNERS ATTRIBUTABLE TO MEMBERS OF THE PARENT ENTITY		(10,301,582)	(9,779,772)
Basic earnings per share (cents per share)		(51.0)	
Diluted earnings per share (cents per share)		(30.5)	

The Statement of Financial Performance is to be read in conjunction with the Notes to the Financial Statements.

4. Statement of Financial Position

AS AT 30 JUNE 2004	Notes	ECONOMIC ENTITY 2004 $	PARENT COMPANY 2004 $
CURRENT ASSETS			
Cash assets		485,730	-
Receivables	5	121,049	10,125
Inventories	6	30,073	-
Other	7	298	15
TOTAL CURRENT ASSETS		637,150	10,140
NON-CURRENT ASSETS			
Receivables	8	-	975,005
Property, plant and equipment	11	678,483	-
TOTAL NON-CURRENT ASSETS		678,483	975,005
TOTAL ASSETS		1,315,633	985,145
CURRENT LIABILITIES			
Payables	13	1,556,464	736,301
Interest-bearing liabilities	14	832,873	830,129
Provisions	15	23,284	-
TOTAL CURRENT LIABILITIES		2,412,621	1,566,430
NON-CURRENT LIABILITIES			
Interest-bearing liabilities	16	222,243	216,136
TOTAL NON-CURRENT LIABILITIES		222,243	216,136
TOTAL LIABILITIES		2,634,864	1,782,566
NET ASSETS (DEFICIENCY)		(1,319,231)	(797,421)
EQUITY			
Parent entity interest			
– Contributed equity	17	8,982,351	8,982,351
– Retained profits/(Accumulated losses)	18	(10,301,582)	(9,779,772)
Total parent entity interest in equity		(1,319,231)	(797,421)
TOTAL EQUITY (DEFICIENCY)		(1,319,231)	(797,421)

The Statement of Financial Position is to be read in conjunction with the Notes to the Financial Statements.

5. Statement of Cash Flows

PERIOD BEGINNING 17 MARCH 2003 AND ENDED 30 JUNE 2004	Notes	ECONOMIC ENTITY 2004 $	PARENT COMPANY 2004 $
CASH FLOWS FROM OPERATING ACTIVITIES			
Receipts from customers		9,814	1,181
Payments to suppliers and employees		(1,281,376)	(51,864)
Interest received		28,758	21,186
Borrowing costs		(23,015)	(23,015)
NET CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES	19(a)	(1,265,819)	(52,512)
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of property, plant and equipment		(735,502)	-
Purchase of shares/acquisition of subsidiary		(1,273,435)	(1,133,001)
Advances to employees		(631)	-
Advances to related parties and subsidiaries		-	(2,485,401)
Repayment of advances to related parties		(70,672)	-
Purchase of controlled entity	19(c)	152,024	-
NET CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES		(1,928,216)	(3,618,402)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issues of ordinary shares		2,598,417	2,598,417
Payment of share issue costs		(644,746)	(644,746)
Proceeds from borrowings - other		1,726,094	1,717,243
NET CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES		3,679,765	3,670,914
NET INCREASE/(DECREASE) IN CASH HELD		485,730	-
CLOSING CASH CARRIED FORWARD	19(b)	485,730	-

The Statement of Cash Flows is to be read in conjunction with the Notes to the Financial Statements.

6. Notes to Financial Statements

30 JUNE 2004

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of accounting

The financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001 which includes applicable Accounting Standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with.

The financial report has been prepared in accordance with the historical cost convention.

(b) Changes in accounting policies

The accounting policies adopted have been adopted for the first time as these are the first financial statements prepared since incorporation of the company.

(c) Principles of consolidation

The consolidated financial statements are those of the consolidated entity, comprising Living Cell Technologies Ltd (the parent entity) and all entities which Living Cell Technologies Ltd controlled during the year and at balance date.

Information from the financial statements of subsidiaries is included from the date the parent company obtains control until such time as control ceases. Where there is loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting period during which the parent company has control.

Subsidiary acquisitions are accounted for using the purchase method of accounting.

The financial statements of subsidiaries are prepared for the same reporting period as the parent entity, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies which may exist.

All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

(d) Foreign currencies

Translation of foreign currency transactions

Transactions in foreign currencies of entities within the consolidated entity are converted to local currency at the rate of exchange ruling at the date of the transaction.

Foreign currency monetary items that are outstanding at the reporting date are translated using the spot rate at the end of the financial year.

Translation of financial reports of overseas operations

All overseas operations are deemed integrated as each is financially and operationally dependent on Living Cell Technologies Ltd. The financial reports of overseas operations are translated using the temporal rate method and any exchange differences are recognised as revenues or expenses in net profit or loss.

(e) Cash and cash equivalents

Cash on hand and in banks and short-term deposits are stated at nominal value.

For the purposes of the Statement of Cash Flows, cash includes cash on hand and in banks, and money market investments readily convertible to cash within 2 working days, net of outstanding bank overdrafts.

Bank overdrafts are carried at the principal amount. Interest is charged as an expense as it accrues.

(f) Receivables

Trade receivables are recognised and carried at original invoice amount less a provision for any uncollectible debts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written-off as incurred.

Bills of exchange and promissory notes are measured at the lower of cost and net realisable value.

30 JUNE 2004

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(g) Investments

Non-current investments are carried at the lower of cost and recoverable amount. The carrying amount of non-current investments is reviewed annually by directors to ensure that it is not in excess of the recoverable amount of these investments.

(h) Inventories

Inventories consist of materials used in laboratory testing and are valued at the lower of cost and net realisable value.

(i) Recoverable Amount

Non-current assets measured using the cost basis are not carried at an amount above their recoverable amount, and where a carrying value exceeds this recoverable amount, the asset is written down.

(j) Property, plant and equipment

Cost and valuation

All classes of property, plant and equipment are measured at cost.

Depreciation

Depreciation is provided on a diminishing value basis on all property, plant and equipment.

	2004
Leasehold improvements:	9.5%
Plant and equipment	15% -31%
Motor vehicles	26%
Furniture and fittings	9%-26%
Office equipment	11%-48%

(k) Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Operating leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight line basis.

Finance leases

Leases which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to the group are capitalised at the present value of the minimum lease payments and disclosed as property, plant and equipment under lease. A lease liability of equal value is also recognised.

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. Minimum lease payments are allocated between interest expense and reduction of the lease liability with the interest expense calculated using the interest rate implicit in the lease and charged directly to the Statement of Financial Performance.

The cost of improvements to or on leasehold property is capitalised, disclosed as leasehold improvements, and amortised over the unexpired period of the lease or the estimated useful lives of the improvements, whichever is the shorter.

(l) Intangibles

Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of identifiable net assets acquired at the time of acquisition of a business or shares in a controlled entity.

30 JUNE 2004

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(m) Payables

Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Payables to related parties are carried at the principal amount. Interest, when charged by the lender, is recognised as an expense on an accrual basis.

(n) Interest-bearing liabilities

All loans are measured at the principal amount. Interest is charged as an expense as it accrues.

Finance lease liability is determined in accordance with the requirements of AASB 1008 "Leases".

(o) Provisions

Provisions are recognised when the economic entity has a legal, equitable or constructive obligation to make a future sacrifice of economic benefits to other entities as a result of past transactions or other past events, it is probable that a future sacrifice of economic benefits will be required and a reliable estimate can be made of the amount of the obligation.

(p) Contributed equity

Issued and paid up capital is recognised at the fair value of the consideration received by the company.

Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(q) Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured.

(r) Taxes

Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related taxation benefit or liability, calculated at current rates, is disclosed as a future income tax benefit or a provision for deferred income tax. The net future income tax benefit relating to tax losses and timing differences is not carried forward as an asset unless the benefit is virtually certain of being realised.

Where assets are revalued no provision for potential capital gains tax has been made.

Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST except:

- where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Statement of Financial Position.

Cash flows are included in the Statement of Cash Flows on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

30 JUNE 2004

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(s) Employee benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave, and long service leave.

Liabilities arising in respect of wages and salaries, annual leave, and any other employee benefits expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. All other employee benefit liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, are used.

Employee benefit expenses and revenues arising in respect of the following categories:

- wages and salaries, non-monetary benefits, annual leave, long service leave, and other leave benefits; and

are charged against profits on a net basis in their respective categories.

(t) Earnings per share

Basic EPS is calculated as net profit/(loss) attributable to members, adjusted to exclude costs of servicing equity (other than dividends), divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net profit/(loss) attributable to members, adjusted for:

- costs of servicing equity (other than dividends);
- the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

(u) Research and development costs

Currently, research and development costs are charged to profit from ordinary activities before income tax as incurred as reasonable doubt exists that sufficient future benefits will be derived so as to recover the costs.

30 JUNE 2004	Notes	ECONOMIC ENTITY 2004 $	PARENT COMPANY 2004 $
2. REVENUE FROM ORDINARY ACTIVITIES			
Revenues from operating activities			
Revenue from sale of goods		791	-
Revenues from non-operating activities			
Interest			
– Other persons/corporations		28,758	21,186
Total interest		28,758	21,186
Other income		71,923	2,023
Total revenues from non-operating activities		100,681	23,209
Total revenues from ordinary activities		101,472	23,209

3. EXPENSES AND LOSSES/(GAINS)			
(A) Expenses			
Depreciation of non-current assets			
– Plant and equipment		20,972	-
– Leasehold improvements		18,391	-
– Motor vehicles		835	-
– Office furniture and equipment		10,843	-
– Furniture, fixtures and fittings		2,829	-
Total depreciation of non-current assets		53,870	-
Borrowing costs expensed			
– Interest expense			
– Other borrowing costs		23,015	23,015
Total borrowing costs		23,015	23,015
Decrement in value of non-current assets consists of the following:		8,196,225	9,672,076
(i) Goodwill on Consolidation Written Off (refer 3 (a))		8,150,091	-
(ii) Provision for Dimmition in Value of Loans (refer 3 (b))			
- Subsidiary companies		-	1,510,395
- Director-related entities		46,134	-
(iii) Provision for Dimmition in Value of Investment - Subsidiary Company (refer 3 (c))		-	8,161,6801
Total decrement in value of non-current assets		8,196,225	9,672,076

(a) Goodwill on Consolidation Written Off represents the net cost of intangible assets comprised in acquisition of LCT Products Pty Ltd (formerly Living Cell Technologies Pty Ltd) on 15 January, 2004. The intangible assets represented accumulated research, development and product development costs incurred by Diatranz Ltd prior to its acquisition of the business by LCT Products Pty Ltd on 17 October, 2003 and subsequent costs incurred to 15 January, 2004.

(b) Provision for Diminution in Value of Loans represents funds advanced to subsidiary/associated companies for research, development and product development for the period 16 January, 2004 to 30 June, 2004 and at period end not represented by tangible assets.

30 JUNE 2004	Notes	ECONOMIC ENTITY 2004 $	PARENT COMPANY 2004 $
3. EXPENSES AND LOSSES/(GAINS) (cont'd)			
(c) Provision for Diminution in Value of Investments - Subsidiary Company represents the intangible assets included in LCT Products Pty Ltd on acquisition on 15 January, 2004 as referred to in (a) above.			
(B) Losses/(gains)			
Net loss/(gain) on disposal of property, plant and equipment		3,149	-
Net foreign currency (gains)/losses		10,353	-
4. INCOME TAX			
The prima facie tax/(benefit), using tax rates applicable in the country of operation, on profit/(loss) and extraordinary items differs from the income tax/(benefit) provided in the financial statements as follows:			
Prima facie tax/(benefit) on profit/(loss) from ordinary activities		(3,090,475)	(2,933,932)
Tax effect of permanent differences			
- Deductible capital expenditure		(38,879)	(38,879)
- Write-downs to recoverable amounts		2,458,868	2,901,623
- Other items (net)		1,088	-
Income tax expense/(benefit) attributable to ordinary activities		(669,398)	(71,188)
Income tax losses			
Future income tax benefit arising from tax losses of a controlled entity not recognised at reporting date as realisation of the benefit is not regarded as virtually certain		669,398	71,138

This future income tax benefit will only be obtained if:

(a) future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realised;

(b) the conditions for deductibility imposed by tax legislation continue to be complied with; and

(c) no changes in tax legislation adversely affect the consolidated entity in realising the benefit.

30 JUNE 2004

	Notes	ECONOMIC ENTITY 2004 $	PARENT COMPANY 2004 $
5. RECEIVABLES (CURRENT)			
Trade debtors	5(b)	2,482	-
Sundry debtors	5(b)	4,242	-
Goods and Services Tax receivable		89,156	10,125
Loans to director related entity		24,538	-
Other receivables	5(b)	631	-
		121,049	10,125
(a) Total related party receivables			
Director-related entities			
– Pancell Ltd		24,538	-
		24,538	-

(b) Terms and conditions

(i) Trade debtors are non-interest bearing and generally on 30 day terms.

(ii) Sundry debtors and other receivables are non-interest bearing and have repayment terms between 30 and 90 days.

	Notes	ECONOMIC ENTITY 2004 $	PARENT COMPANY 2004 $
6. INVENTORIES (CURRENT)			
Raw materials and stores			
– Stores		30,073	-
		30,073	-
Total inventories at lower of cost and net realisable value		30,073	-
7. OTHER CURRENT ASSETS			
Prepayments		283	-
Other current assets		15	15
		298	15
8. RECEIVABLES (NON-CURRENT)			
Loans to director related entity - Pancell Ltd		46,134	-
Provision for diminution		(46,134)	-
Related party receivables			
Wholly-owned group			
– controlled entities		-	2,485,401
– provision for diminution		-	(1,510,396)
		-	975,005
9. OTHER FINANCIAL ASSETS (NON-CURRENT)			
Investments at cost comprise:			
Shares			
– Controlled entities - unlisted	10	-	8,161,681
– Provision for diminution in value of investment	3 (c)	-	(8,161,681)

10. INTERESTS IN SUBSIDIARIES

30 JUNE 2004

Name	Country of incorporation	Percentage of equity interest held by the consolidated entity 2004 %	Investment 2004 $
LCT Products Pty Ltd	Australia	100	8,161,681
LCT Australia Pty Ltd	Australia	100	-
Diatranz New Zealand Ltd	New Zealand	100	-
LCT BioPharma Inc.	USA	100	-
Fac8Cell Pty Ltd	Australia	100	-
DiaBCell Pty Ltd	Australia	100	-
Neurotrophin Cell Pty Ltd	Australia	100	-
			8,161,681

30 JUNE 2004	Notes	ECONOMIC ENTITY 2004 $	PARENT COMPANY 2004 $
11. PROPERTY, PLANT AND EQUIPMENT			
PROPERTY			
Leasehold improvements			
At cost		418,393	-
Accumulated amortisation		(29,843)	-
	11(a)	388,550	-
Total leasehold improvements		388,550	-
PLANT AND EQUIPMENT			
Plant & machinery			
At cost		238,104	-
Accumulated depreciation		(32,856)	-
	11(a)	205,248	-
Motor vehicles			
At cost		6,140	-
Accumulated depreciation		(1,065)	-
	11(a)	5,075	-
Office equipment			
At cost		63,371	-
Accumulated depreciation		(9,277)	-
	11(a)	54,094	-
Furniture, fixtures and fittings			
At cost		28,569	-
Accumulated depreciation		(3,053)	-
	11(a)	25,516	-
Total plant and equipment		289,933	-
Total property, plant and equipment			
Cost		754,577	-
Accumulated depreciation and amortisation		(76,094)	-
Total written down amount		678,483	-

30 JUNE 2004	Notes	ECONOMIC ENTITY	PARENT COMPANY
		2004	2004
		$	$
11. PROPERTY, PLANT AND EQUIPMENT (cont'd)			
(a) Reconciliations			
Reconciliations of the carrying amounts of property, plant and equipment at the beginning and end of the current financial year.			
Property			
Leasehold Improvements			
Additions		174	-
Additions through acquisition of entities / operations		406,767	-
Depreciation expense		(18,391)	-
		388,550	-
Plant and Equipment			
Plant and machinery			
Additions		5,699	-
Disposals		(1,014)	-
Additions through acquisition of entities / operations		221,535	-
Depreciation expense		(20,972)	-
		205,248	-
Motor vehicles			
Additions through acquisition of entities / operations		5,910	-
Depreciation expense		(835)	-
		5,075	-
Office equipment			
Additions		35,461	-
Disposals		(2,610)	-
Additions through acquisition of entities / operations		32,086	-
Depreciation expense		(10,843)	-
		54,094	-
Furniture, fixtures and fittings			
Additions		2,404	-
Additions through acquisition of entities / operations		25,941	-
Depreciation expense		(2,829)	-
		25,516	-
12 DEFERRED TAX ASSETS			
Future income tax benefit		-	-
Future income tax benefits not brought to account, the benefits of which will only be realised if the conditions for deductibility set out in Note 1 (r) occur			
- timing differences		6,984	-
- tax losses		1,067,057	71,188
		1,074,041	71,188

30 JUNE 2004	Notes	ECONOMIC ENTITY 2004 $	PARENT COMPANY 2004 $
13. PAYABLES (CURRENT)			
Trade creditors		644,319	65,323
Other creditors		198,116	-
Convertible notes	13(a)	670,978	670,978
Goods and services tax		43,051	-
		1,556,464	736,301

(a) Terms and conditions relating to the above financial instruments:

(i) A convertible note of $529,535 which is interest free and held by the David Collinson Family Trust of which David Collinson is a trustee. David Collinson is a director of Living Cell Technologies Ltd. The convertible note is repayable within 45 days after a notice of demand is made. The holder can convert the outstanding amount at any time to ordinary shares at a rate of $0.20.

(ii) A convertible note of $141,443 which is interest free and held by Michael Yates and Ingrid Yates. Michael Yates is a director of the company. The convertible note is repayable within 45 days after a notice of demand is made. The holder can convert the outstanding amount at any time to ordinary shares at a rate of $0.20.

	Notes	ECONOMIC ENTITY 2004 $	PARENT COMPANY 2004 $
14. INTEREST-BEARING LIABILITIES (CURRENT)			
Lease liability		2,744	-
Unsecured			
- convertible notes	14(a)	830,129	830,129
		830,129	830,129
		832,873	830,129

(a) Terms and conditions relating to the above financial instruments

(i) Convertible notes consist of the following:

(ii) 6 B Class convertible notes of $113,355 with an interest rate of 5% per annum convertible to ordinary shares at a rate of $0.21 and held by the Avery Foundation. Where the company raises capital of $1 million or more from 15 January, 2004, the holder of the convertible notes, has 21 days from the time the company advises of the capital raising to convert the notes to ordinary shares. If the Avery Foundation chooses not to convert the B Class convertible notes to ordinary shares, the company will automatically redeem 1 B Class convertible note for every $1million raised.

(iii) 1 D Class convertible note of $150,000 with an interest rate of 11% per annum held by Taycol Nominees Pty Ltd with an automatic conversion date when the company raises $2.5 million capital. If the notes are converted automatically to ordinary shares, the rate of conversion will be the same as that paid by investors in raising the $2.5 million capital. The notes can be converted by Taycol Nominees Pty Ltd prior to the automatic conversion date at a rate being the lower of $0.20 and the last capital raising undertaken by the company.

		ECONOMIC ENTITY 2004 $	PARENT COMPANY 2004 $
15. PROVISIONS (CURRENT)			
Employee benefits		23,284	-
		23,284	-

30 JUNE 2004	Notes	ECONOMIC ENTITY 2004 $	PARENT COMPANY 2004 $
16. INTEREST-BEARING LIABILITIES (NON-CURRENT)			
Lease liability		6,107	-
Unsecured			
- convertible notes	16 (a)	216,136	216,136
		222,243	216,136

(a) Terms and conditions relating to the above financial instruments

(i) 1 C Class convertible note of $216,136 with an interest rate of 5% per annum convertible to ordinary shares at a rate of $0.21 held by the Avery Foundation. The holder of the notes can convert the notes to ordinary shares before the earlier of 5 business days after the company raises $8 million or 15 July, 2008. If the holder has not converted the converible notes to ordinary shares within the above time frames, the convertible notes will be redeemed.

17. CONTRIBUTED EQUITY

(a) Issued and paid up capital

Ordinary shares fully paid	8,982,351	8,982,351
	8,982,351	8,982,351

(b) Movements in shares on issue

	2004 Number of shares	$
Issued during the year		
- private share issues and issues to contractors	1,429,566	178,417
- public equity raising	12,100,000	2,420,000
- purchase of LCT Products Pty Ltd	35,143,402	7,028,680
Transaction costs in capital raising	-	(644,746)
End of the financial year	48,672,968	8,982,351

	Notes	ECONOMIC ENTITY 2004 $	PARENT COMPANY 2004 $
18. RESERVES AND RETAINED PROFITS			
Retained profits/(accumulated losses)	18(a)	(10,301,582)	(9,779,772)
(a) Retained profits/(accumulated losses)			
Net profit/(loss) attributable to members of the economic entity		(10,301,582)	(9,779,772)
Balance at end of year		(10,301,582)	(9,779,772)

30 JUNE 2004	Notes	ECONOMIC ENTITY 2004 $	PARENT COMPANY 2004 $
19. STATEMENT OF CASH FLOWS			
(a) Reconciliation of the net profit/(loss) after tax to the net cash flows from operations			
Net profit/(loss)		(10,301,582)	(9,779,772)
Non-Cash Items			
Depreciation of non-current assets		53,870	-
Decrement in value of non-current assets	3 A	8,196,225	9,672,076
Net (profit)/loss on disposal of property, plant and equipment		3,149	-
Net foreign currency (gains)/losses		10,353	-
Changes in assets and liabilities			
(Increase)/decrease in trade and other receivables		(95,895)	(10,140)
(Increase)/decrease in inventory		(30,073)	-
(Increase)/decrease in prepayments		(283)	-
(Decrease)/increase in trade and other creditors		832,081	65,124
(Decrease)/increase in goods and services tax payable		43,051	-
(Decrease)/increase in employee entitlements		23,285	-
Net cash flow from operating activities		(1,265,819)	(52,512)
(b) Reconciliation of cash			
Cash balance comprises:			
– cash at bank		485,730	-
Closing cash balance		485,730	-

(c) Acquisition of Controlled Entity

	$
Consideration	
– shares issued	7,028,680
– cash paid	1,133,001
	8,161,681
Net Assets of Living Cell Products Pty Ltd (formerly Diatranz Australia Pty Ltd) at 15 January, 2004:	
– cash	1,285,025
– trade debtors	373,895
– inventories	11,835
– property, plant and equipment	691,270
	2,362,025
– employee provision, creditors and loans	(2,350,435)
– fair value of net tangible assets	11,590
– goodwill arising on acquisition	8,150,091
	8,161,681
Net cash effect	
Cash consideration paid	(1,133,001)
Cash included in net assets acquired	1,285,025
Cash paid for purchase of controlled entity as reflected in the consolidated statement of cash flows	152,024

(d) Disposal of Controlled Entity

There were no disposals in the 2004 financial year.

20. IMPACT OF ADOPTING AASB EQUIVALENTS TO IASB STANDARDS

Living Cell Technologies Ltd will commence transitioning its accounting policies and financial reporting from current Australian Standards to Australian equivalents of International Financial Reporting Standards (IFRS). The company will allocate internal resources and engage expert consultants to perform diagnostics and conduct impact assessments to isolate key areas that will be impacted by the transition to IFRS. As a result of these procedures, Living Cell Technologies Ltd will grade impact areas as either high, medium or low. An IFRS steering committee will be established to oversee the progress of each of the project teams and make necessary decisions. As Living Cell Technologies Ltd has a 30 June year end, priority will be given to considering the preparation of an opening balance sheet in accordance with AASB equivalents to IFRS as at 1 July 2004. This will form the basis of accounting for Australian equivalents of IFRS in the future, and is required when Living Cell Technologies Ltd prepare its first fully IFRS compliant financial report for the year ended 30 June 2006. Set out below are the key areas where accounting policies will change and may have an impact on the financial report of Living Cell Technologies Ltd. At this stage the company has not been able to reliably quantify the impacts on the financial report.

Classification of Financial Instruments

Under AASB 139 Financial Instruments: Recognition and Measurement, financial instruments will be required to be classified into one of five categories which will, in turn, determine the accounting treatment of the item. The classifications are loans and receivables- measured at amortised cost, held to maturity - measured at amortised cost, held for trading - measured at fair value with fair value changes charged to net profit or loss, available for sale - measured at fair value with fair value changes taken to equity and non-trading liabilities - measured at amortised cost. This will result in a change in the current accounting policy that does not classify financial instruments. Current measurement is at amortised cost, with certain derivative financial instruments not recognised on balance sheet. The future financial effect of this change in accounting policy is not yet known as the classification and measurement process has not yet been fully completed.

Share based payments

Under AASB 2 Share based Payments, the company will be required to determine the fair value of options issued to employees as remuneration and recognise an expense in the Statement of Financial Performance. This standard is not limited to options and also extends to other forms of equity based remuneration. Reliable estimation of the future financial effects of this change in accounting policy is impracticable as the details of future equity based remuneration plans are unknown.

Income taxes

Under the Australian equivalent to IAS12 Income Taxes, the company will be required to use a balance sheet liability method which focuses on the tax effects of transactions and other events that affect amounts recognised in either the Statement of Financial Position or a tax-based balance sheet. The most significant impact will be the recognition of a deferred tax liability in relation to the asset revaluation reserve. Previously, the capital gains tax effects of asset revaluations were not recognised. It is not expected that there will be any further material impact as a result of adoption of this standard.

7. Dividends

Dividends	Amount per Security	Franked Amount per Security
Interim Dividend	$Nil	$Nil
Final Dividend	$Nil	$Nil

No dividends were paid or declared in respect of the period 17 March, 2003 to 30 June, 2004.

8. Dividend Reinvestment Plan

Living Cell Technologies Ltd does not have a dividend reinvestment plan.

9. Statement of Retained Earnings

	Current Period	Previous Corresponding Period
Retained Earnings at the Beginning of the Financial Period	$Nil	$Nil
Net Profit/(Loss) attributable to the Members	$(10,301,582)	$Nil
Retained Earnings at the End of the Financial Period	$(10,301,582)	$Nil

10. Net Tangible Assets per Security

	Current Period	Previous Corresponding Period
Net Tangible Assets per Security	$(0.027)	N/A

11. Controlled Entities

Name of the Entity over which Control was Gained	Date of Control	Contribution to Profit/ (Loss) from Ordinary Activities Current Period	Previous Corresponding Period
Living Cell Products Pty Ltd (Formerly Living Cell Technologies Pty Ltd and Diatranz Australia Pty Ltd)	15 January, 2004	$(1,029,662)	N/A
Diatranz New Zealand Ltd	15 January, 2004	$(156,252)	N/A
LCT Australia Pty Ltd	15 January, 2004	$(856,559)	N/A
Fac8Cell Pty Ltd	15 January, 2004	$NIL	N/A
DiaBCell Pty Ltd	15 January, 2004	$NIL	N/A
NeurotrophinCell Pty Ltd	15 January, 2004	$NIL	N/A
LCT Biopharma Inc.	1 April, 2004	$(1,321)	N/A

12. Associates and Joint Venture Entities

There are currently no Associated companies or Joint Venture entities in which Living Cell Technologies Ltd has an interest.

13. Other Significant Information

Subsequent to the 30 June 2004, Living Cell Technologies Ltd has raised the following capital which will result in the following cash resources being available to the company:

- Share capital raised through rights issue - $5,143,316 (25,716,581 ord. shares)
- Private placement - $300,000 (1,500,000 ord. shares).

In addition to the above, the following convertible notes were redeemed and converted to ordinary shares:

- David Collinson (Director) convertible notes - $529,535 (2,647,675 ord. shares)
- Michael Yates (Director) convertible notes - $141,442 (707,210 ord. shares)
- D Class convertible notes - $150,000 (750,000 ord. shares)

The capital raising will result in the company's net assets becoming positive. Furthermore, the Directors believe that the capital raised will provide the company with sufficient cash resources to enable the company to operate effectively for the year ended 30 June, 2005.

14. Foreign Entities – Accounting Standards Utilised

All overseas operations are deemed integrated as each is financially and operationally dependent on Living Cell Technologies Ltd in accordance with the guidelines of AASB 1012. The financial reports of overseas operations are translated using the temporal rate method and any exchange differences are recognised as revenues or expenses in net profit or loss.

15. Commentary on the Results for the Period

	Current Period	Previous Corresponding Period
Earnings per Security	$(0.51)	N/A
Returns to Shareholders	$Nil	$Nil
Segment 1 - Results	$(10,301,582)	N/A

15.1 Significant Features of Operating Performance

Living Cell Technologies Ltd is currently involved in research, development and product development of living cell therapies. This research is ongoing and until such time as the research is completed or nearing completion the company will not be in a position to actively market its products.

The directors anticipate that revenue losses associated with research and development activities will continue in the 2005 Financial Year.

16. Accounts are in the process of being Audited

The accounts of Living Cell Technologies Ltd are currently being audited by PKF Chartered Accountants.

17. Audit Qualifications

Following the completion of the testing processes the auditor has advised that the accounts of Living Cell Technologies Ltd are unlikely to be qualified in any way.

END